
12g3-2(b)
10015654
RECEIVED
2010 MAY -3 A 10:46
082-04575
AR/S
12-31-09
GRUPPO MEDIASET
MEDIASET
ANNUAL 2009
REPORT

12g3-2(b)

Table of contents

Mediaset S.p.A. - Financial Statements as at 31st December 2009

MEDIASET GROUP



2010 SHAREHOLDERS' ANNUAL ORDINARY AND EXTRAORDINARY GENERAL MEETING

Notice of Convocation

NOTICE OF CALL

The Shareholders of Mediaset S.p.A. (ticker MS) who hold ordinary shares (ISIN IT0001063210 – Sedol 5077946) or American Depositary Receipts (CUSIP 584469407) are called to an Ordinary General Meeting, in Cologno Monzese (Milan), Via Cinelandia 5, on Tuesday 20 April 2010, 10.00 am, at first call, and on Wednesday 21 April 2010, same time and place, at second call, to vote on the following items on the

AGENDA

A. Financial statements at 31 December 2009

1. Approval of the Financial Statements at 31 December 2009 and the Board of Directors' Management Report; Presentation of the Reports of the Independent Auditors and Supervisory Board to the General Meeting; Presentation of the Consolidated Financial Statements at 31 December 2009; Reports of the Board of Directors and Independent Auditors

2. Approval of the allocation of operating profit; pertinent resolutions.

B. Supplement to the appointment of independent auditors Reconta Ernst & Young S.p.A. by resolution of the general meeting on 16 April 2008

3. Supplement to the appointment of independent auditors Reconta Ernst & Young S.p.A. by resolution of the general meeting on 16 April 2008; pertinent resolutions.

C. Authorisation for the Board of Directors to buy and sell the Company's own shares

4. Authorisation for the Board of Directors to buy and sell the Company's own shares, also for the purposes of Stock Option plans; pertinent resolutions.

In consideration of the company's ownership situation, it is expected that the General Meeting will meet and vote on resolutions on 21 April 2010.

The share capital comprises no. 1,181,227,564 ordinary shares, of which only outstanding ordinary shares have voting rights, or in other words no. **1,136,402,064** shares, excluding the no. 44,825,500 treasury shares held as of today's date. This number may vary in the period from today until the date of the general meeting.

Mediaset S.p.A. is a financial intermediary entered in the special section of the general register pursuant to article 113, Legislative Decree no. 385/1993, as amended (Banking Consolidation Act - T.U.B.), in accordance with the combined provisions of article 108 T.U.B. and article 1, Ministerial Decree (Treasury Ministry) no. 517/1998, whoever owns more than 5% of the share capital represented by shares with voting rights may not exercise said voting rights conferred by the excess shares, unless said person meets the integrity criteria provided. The same criteria must be met by whoever, independently of the size of the holding, controls the company pursuant to article 23, T.U.B.. In this case the suspension of voting rights is applied to the entire holding.

Pursuant to article 11 of the Bylaws, Shareholders are eligible to attend the general meeting if they provide the Company with the statement issued by a registered intermediary pursuant to article 2370, paragraph 2, of the Italian civil code at least two working days before each meeting. Filing the intermediary's statement does not prevent the shareholder from disposing of the shares before the general meeting takes place. In this case, the buyer of the shares may attend the general meeting only if same has completed the procedures set forth in the previous clause, 2 full working days before the date of each meeting.

Pursuant to article 12 of the Bylaws, shareholders have the right to attend the general meeting by proxy, as established by law. Shareholders may use the proxy form available at the intermediaries with whom the shares are lodged, or at the head office of the company and on the corporate website (www.mediaset.it)

Individual natural persons appointed to represent shareholders may not represent more than 200 shareholders.

To facilitate the verification of their powers of proxy, persons who intend to attend the General Meeting as the proxies of Shareholders or other assigns, may send documents proving that they have such powers to the Company's Corporate Affairs Office; said documents must nevertheless be presented for the purposes of receiving accreditation to attend the General Meeting.

Shareholders will be asked to vote separately only on the proposals provided with a **number** in this agenda. All the proposals are submitted for the approval of ordinary Shareholders of the company and the holders of ADRs representing ordinary shares in the Company.

Pursuant to the law, Shareholders who, individually or jointly, represent at least one fortieth of the share capital may apply, within 5 days from the publication of this notice, to include additional items of business to discuss by stating such matters in their application. Such additions are not permitted with regard to matters on which the general meeting votes, pursuant to the law, at the proposal of directors or on the basis of a project or report prepared by same.

All documentation regarding the items of business on this agenda will be made available at the Company's registered office, on the Company website (www.mediaset.it), and on the Italian stock market website (Borsa Italiana S.p.A., www.borsaitaliana.it). Shareholders have the right to obtain a copy of said documents.

Specifically, as of 2 April 2010, Shareholders will be granted access to the financial statements and consolidated financial statements at 31 December 2009, with the relative Board of Directors' Reports, including the annual report on corporate governance, as well as descriptive reports and the proposals to the general meeting regarding the items of business on the agenda.

The Bylaws of the Company are available for consultation on the corporate website (www.mediaset.it).

The Mediaset Corporate Affairs Office is available to provide any further information required on: tel. +39 02 25149588; fax +39 02 25149590 and at email address: direzione.affarisocietari@mediaset.it. The Company's registered office (Via Paleocapa 3, Milan) is open to the public for consulting and/or lodging the aforementioned documents on weekdays from Monday to Friday, from 9 am to 6 pm.

Shareholders are invited to make their way to the meeting before the starting time to facilitate registration. The accreditation of meeting attendees will begin one hour before the start of the meeting.

A shuttle service is available from Milan Metro station Cascina Gobba (MM2) to the place of meeting and in the reverse direction after the conclusion of the General Meeting.

The Chairman

Fedele Confalonieri

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MEDIASET GROUP



2009 ANNUAL REPORT

MEDIASET GROUP



2009 ANNUAL REPORT

Directors' Report on Operations

Corporate Bodies

Board of Directors	**Chairman** edele Confalonieri **Deputy Chairman** Pier Silvio Berlusconi **CEO** Giuliano Adreani **Directors** Marina Berlusconi Pasquale Cannatelli Paolo Andrea Colombo Mauro Crippa Bruno Ermolli Luigi Fausti Marco Giordani Alfredo Messina Gina Nieri Niccolò Querci Carlo Secchi Attilio Ventura
Executive Committee	Fedele Confalonieri Pier Silvio Berlusconi Giuliano Adreani Gina Nieri
Internal Controls Committee	Carlo Secchi (*Chairman*) Alfredo Messina Attilio Ventura
Compensation Committee	Bruno Ermolli *(Chairman)* Paolo Andrea Colombo Attilio Ventura
Committee for Corporate Governance	Attilio Ventura *(Chairman)* Paolo Andrea Colombo Carlo Secchi
Statutory Auditors	Alberto Giussani (Chairman) Francesco Vittadini (Active Statutory Auditor) Silvio Bianchi Martini (Active Statutory Auditor) Mario D'Onofrio (Substitute Statutory Auditor) Antonio Marchesi (Substitute Statutory Auditor)
External Auditing Company	Reconta Ernst & Young S.p.A.

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Consolidated Net Revenues

€m



3,678.0
3,747.6
4,082.1
4,199.5
3,882.9
4000
3000
2000
1000
2005
2006
2007
2008
2009

Operating Profit (EBIT)

€m



1,244.1
1,036.6
1,149.0
983.6
601.5
1500
1000
500
33.8%
27.7%
28.1%
23.4%
15.5%
2005
2006
2007
2008
2009
EBIT
% EBIT / Net Revenues

Net Profit

€m

603.4 505.5 506.8 459.0 272.4

800 600 400 200

16.4% 13.5% 12.4% 10.9% 7.0%

2005 2006 2007 2008 2009

Net Profit — % Net Profit / Net Revenues

Dividends and Pay out (*)

€m



489.3
488.8
488.7
431.8
250.0
500
250
81.1%
96.7%
96.4%
94.1%
91.8%
2005
2006
2007
2008
2009
Dividends Distributed by Mediaset SpA
Pay out

(*) Dividends of the year calculated on the basis of a number of shares net of treasury shares

Income Statement Highlights
€m

	2005	2006	2007	2008 (1)	2009
Total net Revenues	3,678.0	3,747.6	4,082.1	4,199.5	3,882.9
Italy	2,748.1	2,751.5	3,002.1	3,218.8	3,228.8
Spain	931.1	997.6	1,081.6	981.9	656.3
Operating Profit (2)	1,201.0	1,035.3	1,149.0	983.6	601.5
Italy	787.8	595.7	663.8	596.8	478.7
Spain	413.3	439.6	485.2	386.9	122.8
Group Operating Profit (EBIT) (2)	1,244.1	1,036.6	1,149.0	983.6	601.5
Profit before Tax and Minority Interest	1,202.2	1,019.6	1,095.5	694.2	448.4
Group net Profit	603.4	505.5	506.8	459.0	272.4

Financial Highlights
€m

	2005	2006	2007	2008	2009
Net Invested Capital (2)	3,237.0	3,501.7	4,045.5	4,127.5	4,090.3
Total net Shareholders' Equity	2,879.0	2,933.3	2,836.8	2,755.8	2,538.3
Net Group Shareholders' Equity	2,593.9	2,634.1	2,543.9	2,482.4	2,331.8
Minority Shareholders' Equity	285.1	299.2	292.9	273.4	206.5
Net Financial Position (2)	(358.0)	(568.3)	(1,208.8)	(1,371.7)	(1,552.0)
Operating Cash Flow (2)	1,606.8	1,588.4	1,730.7	1,865.0	1,627.2
Investments	1,145.7	1,466.5	953.2	1,122.6	1,319.4
Dividends paid by the Parent Company	448.8	489.3	488.8	488.7	431.8
Dividends paid by Subsidiaries	86.0	144.1	155.9	155.9	102.8

Personnel

	2005	2006	2007	2008	2009
Mediaset Group (headcount)	5,844	5,839	6,306	6,375	5,834
Italy	4,671	4,660	5,112	5,212	4,727
Spain	1,173	1,179	1,194	1,163	1,107
Mediaset Group (average)	5,798	5,849	6,260	6,306	6,095
Italy	4,613	4,665	5,065	5,122	4,956
Spain	1,185	1,184	1,195	1,184	1,139

Main Indicators

	2005	2006	2007	2008	2009
Operating Profit / Net Revenues	32.7%	27.6%	28.1%	23.4%	15.5%
Italy	28.7%	21.7%	22.1%	18.5%	14.8%
Spain	44.4%	44.1%	44.9%	39.4%	18.7%
EBIT / Net Revenues	33.8%	27.7%	28.1%	23.4%	15.5%
Pre-Tax and Minority Interest / Net Revenues	32.7%	27.2%	26.8%	16.5%	11.5%
Net Profit / Net Revenues	16.4%	13.5%	12.4%	10.9%	7.0%
ROI (Return on Net Invested Capital) (3)	38.3%	30.7%	30.4%	24.1%	14.6%
ROE (Return on Equity) (4)	22.1%	19.3%	19.6%	18.3%	11.3%
N. of Shares (5)	1,138,297,564	1,138,297,564	1,138,297,564	1,136,402,064	1,136,402,064
Consolidated net Profit per Share (EUR)	0.53	0.44	0.45	0.40	0.24
Dividend per Share (EUR) (6)	0.43	0.43	0.43	0.38	0.22

(1) Revenues and Costs 2008 for activities sold as of 30 June 2009 reclassified for uniformity with 2009, in conformity with IFRS 5, and separately in the **net trading result of discontinued activities.**
(2) Figures referring to interim results and Balance Sheet and financial aggregates whose determination criteria are specified in the relevant Directors' Report on Operations pursuant to Consob Communication n. 6064293 of 28 July 2006 and in CESAR Recommendation of 3 November 2005 in the matter of alternative performance indexes (non-GAAP measures)
(3) Group's EBIT / Average Net Invested Capital
(4) Group's Net Result / Group's Average Net Equity
(5) Data as of 31/12 net of Treasury shares
(6) Proposed distribution by the Board of Directors to the Shareholders' Meeting

Directors' Report on Operations

Dear Shareholders,

As foreseen at the end of last year, 2009 for the world's economy was marked by the continuation and in many cases worsening of the recession that emerged in the third quarter of 2008; the worst in terms of extent and duration since 1960. In the most acute phase of the recession, after about a year after the start of the crisis, the GDP of leading industrial countries dropped in percentage terms to an extent greater than another since that year.

In Italy, the GDP returned in absolute terms to the level of the start of the decade coinciding with the last economic crisis, which the total advertising sector and TV advertising sector dropped to the levels of 2003 and 2004, according to data issued by Nielsen.

The still contradictory signals of slow recovery registered in the last months of 2009 suggest, for 2010, a possible slowing down of the economic slump in both the United States and in the Euro-zone, with the sole exclusion of Spain. However, a long recovery to the levels of proc-capita prosperity preceding the start of the crisis is foreseen for Italy too.

All the leading European broadcasters, structurally exposed to the economic cycle, have in 2009 suffered from a fall in advertising revenues, on average around and, in some cases, over 20%, with advertising revenues returning to the same levels or lower as those of the start of the decade.

Within this general context and in the specific one of the media, now structurally characterised by continuous technological evolution brought about by the digital revolution and the multiplication of distribution platforms and fragmentation in consumption of audiovisual content, in 2009 the Mediaset Group operated persecuting strategic lines which were coherent with the primary objective of safegarding the long-term structural profitability growth.

So, the Group operated mainly with the aim of consolidating the competitive advantage and the leading position in the "core" market of commercial television in Italy and Spain, carrying on investing in the strategical assets related to the digital terrestrial television and in the anti-cyclical high growth potential segment of pay tv activities. In Spain, taking advantage of the opportunity offered by the changings in the regulatory framework, the reach of the deal with the publishing group Prisa for the acquisition of the free-to-air television assets of Cuatro and the equity investment in Digital Plus (which will take effect during 2010) will enable Telecinco enforcing its leadership as an integrated multi-platform television operator.

During 2009, the strong reduction of television costs, made without affecting the audience share, beside the most efficient operations of the diversificated business, allowed to reduce the expected negative impacts on the advertising collection due to the ongoing recession.

The consolidated financial and economic results of 2009 immediately reveal these evidences:

- **Consolidated net revenues** amounted to **EUR 3,882.9** million, a 7.5% fall against the EUR 4,199.5 million of the same period in the previous year, all consolidated terms being equal and attributed totally to the sharp fall in revenues generated in Spain by the subsidiary, Telecinco, while those generated by activities in Italy were slightly higher than those of the preceding period
- **EBIT** amounted to **EUR 601.5 million**, dropping 38.9% on a Y/Y basis, net of amortisation and depreciation equal to EUR 1,180.6 million (against EUR 1,157.2


MEDIASET

million of the same period in the previous year). The change in EBIT is mainly due to the considerable reduction in revenues in Spain. However, over the course of the last quarter, the fall in EBIT in the two countries in question has been considerably less than in the nine months before that.

- **Operating profitability** is 15.5%, compared to 23.4% last year. This is a level that nevertheless shows Mediaset to be one of the most profitable among the main continental broadcasters.
- **Net profits before tax and dividends to third-party shareholders** totalled **EUR 448.4 million**, compared to EUR 694.2 million in 2008; at the same time, there was a sharp reduction in financial costs and in depreciation of shareholdings.
- **Net profit** for the Group totalled **EUR 272.4 million**, against EUR 459.0 million in 2008, a result benefiting from the registration of net proceeds of EUR 53.5 million deriving from the Group's joining the optional fiscal redemption regime introduced by the Finance Law of 2008. The consolidated net results have also been affected by the costs associated with the amortisation of the goodwill affected by the Edam subsidiary (for a total of EUR 40.1 million in 2009 and EUR 54.2 million in 2008).
- **The Group's consolidated net financial position** progressed from EUR -1,371.7 million as of 31 December 2008 to **EUR -1,552.0 million** as of 31 December 2009. **Free cash flow**, calculated on the gross amount of gains and losses from dividend payouts, equity investments and disposals of shares and treasury shares, totalled **EUR 354.1 million**, confirming the Group's equity and financial solidity.
- At 31 December 2009 the Mediaset Group had **5,834 employees** in the companies included in the consolidation area as compared to 6,375 employees as of 31 December 2008, with the drop in numbers resulting principally from the deconsolidation of the companies active in the operating of multi-screen cinemas.
- **Mediaset S.p.A.**, the parent company, closed the financial year with a **net profit** of **EUR 329.7 million** against the EUR 342.5 million of the same period in the previous year.

Breakdown of data by Geographical Area:

In **Italy**:

- **Consolidated net revenues** totalled **EUR 3,228.8 million**, showing a 0.3% increase on the year before. This result, in total contrast to the sector in general, was achieved thanks to the excellent performance of Mediaset Premium and a combination of other non-television activities.
- **Mediaset gross revenues from advertising** reached EUR 2,663.7 million, a fall of -8.6% on the previous year, which on the basis of Nielsen data is significantly less than that of the reference market in general in 2009, which reveal a slump of -13.4% (or -15.6% down excluding the contribution of Publitalia). During the last quarter, which compared with the period of greatest difficulty in 2008, gross advertising revenues showed a far lesser drop of -3.2%. Considering also the other media for which the Group has concessions, principally in the form of other free-to-air and pay TV channels



broadcast on the digital terrestrial platforms, overall advertising revenue showed a reduction of -8.0%.

- **Television costs** dropped -1.8%, but this result did not compromise the audience figures. The medium increase in television costs in the last 5 years has been 1.4%, which is significantly less than the average inflation for the same period.
- In 2009, the Mediaset Networks achieved an **average audience share** of **38.8%** in a 24-hour period, of **38.6%** in Prime Time and of **38.7%** in Day Time. In particular, Mediaset networks confirmed their national leadership in all the time brackets as regards the reference 15-64 years old commercial target, obtaining a 41.0% share in Prime Time and 41.2% in the 24 hours bracket.
- Revenues related to **Mediaset Premium** pay activities reached in 2009 EUR **560.6** million, growing by 38.9% against last year; cards active as of 31 December 2009 totalled 3.7 million against 2.9 million at the same period in the previous year
- **EBIT** totalled EUR **478.7** million against EUR 596.8 million of the same period in 2008. Operating profitability has been equal to 14.8% against the 18.5% recorded in 2008;
- **Net profit** totalled EUR **269.0** million, against EUR 378.1 million of 2008, which had benefited from the above-mentioned entry of proceeds of EUR 53.5 million deriving from the Group's joining the option redemption regime introduced by the Financial Law of 2008.

In **Spain**, Telecinco once again confirmed its leadership position in the Spanish domestic market against its competitors both in terms of audience share and advertising revenue, albeit in a context that has suffered from the significant deterioration of economic conditions deriving from the international crisis and from the effects of the increasing competitiveness of the Spanish television sector, marked by audience fragmentation and increased costs for the acquisition of television content.

- Publiespaña's **gross revenues from advertising** reached EUR 619.3 million in 2009, a reduction of -33.8% against the previous year. This difference has been sensibly influenced by the contraction registered in the Spanish television advertising market (-23%);
- **Consolidated net revenues** totalled EUR 656.3 million, down -33.2% against the previous year;
- The overall **television costs** dropped down to -10.3%; the cost riduction in face of the past year amounted to -4.3%, not including EUR 42.0 million relating to the reversal of provisions for risks;
- In 2009 Telecinco held leadership in terms of commercial audience share with 15.5%, breaking away from its main competitors TVE-1 by 1.7% and Antena 3 by 0.2% .
- **EBIT** totalled EUR **122.8** million, as against EUR 386.9 million in 2008. Operating profitability dropped to 18.7% from 39.4% registered in 2008, but still confirming Telecinco as one of Europe's most profitable television broadcaster;
- **Net profit** totalled EUR **48.4** million, against the EUR 211.3 million of 2008. Net of the accounting impact derived from the amortisation of goodwill and writing down of intangible assets in terms of PPA concerning the Edam subsidiary, net profits came to EUR 112.6 million, despite EUR 282.6 million recorded in 2008.



THE GENERAL ECONOMIC SITUATION

In the first part of 2009, the international economic situation suffered a worsening of the systemic crisis that has affected the global economy since the third quarter of the year before.

Over the course of the subsequent months, signs of recovery began to emerge and consolidate in the various economic and monetary areas, with the exception of Spain, and these have cushioned the fall in global GDP on an annual basis to about -0.4% compared to 2008, the year in which GDP had grown by 3.5%. In the same period, tensions on the international financial markets progressively weakened. Despite the gradual rise in the price of oil and other raw materials, inflation has in general remained moderate in the presence of ample unused resources.

The improvements in the general situation during the last part of 2009 do not, however, remove the uncertainties concerning developments foreseen for the next few months, in which according to varying opinion, the sustainability of the recovery or slowing down of the economic slump will be strongly conditioned by the implementation and timing of economic support policies brought into play by governments to offset the months of crisis.

In particular, in the United States, from which the crisis was propagated, the massive amount of liquidity injected into the credit system by the Fed's monetary stimulus policy, has largely remained in the banking system and has thus probably stimulated new speculation. The sustainability of a structural recovery is therefore tied to the launch of a new phase in which on the one side there is a loosening of the Fed's support policy, and on the other a clear commitment to provide liquidity on the part of the banking system towards families, both of which are moot points, especially in the leading industrial countries, in which high levels of unemployment and the weakness of internal demand could render support actions and discretional measures a continuing necessity. In reference to this last factor in particular, it is extremely probably that we are about to enter a prolonged period of structural unemployment mitigated only in part by the flexibility acquired by the market in the past few decades.

In Europe too, there seem to be no clear signs that we are emerging from the crisis. The ECB has over the course of 2009 undertaken some new soft loans for the banking system, which should expire by the end of 2010, but the context remains potentially unstable because of the Greek crisis that has emerged, and the weaker rates of growth foreseen for the EU countries. In 2009, the GDP of the Euro-zone countries (source: OCSE) was revised down to 3.4%, the lowest since 1960, which was the first year it was calculated.

The impact of the global recession on the Italian economy has been particularly acute, especially in the first half of 2009; in the third quarter, after five consecutive quarters of downward trend, the GDP has begun to ruse (+0.6% on the preceding quarter) before then slipping slightly (-0-2%) over the last quarter. On an annual basis, the fall in GDP on the year before is -5%, while that accumulated over the past two years is -6-3%, above all caused by the drop in exports (-19%), penalised by the rise of the Euro and the higher cost of labour and investments (-12.1%).

Because of the sharp fall of the denominator, the ratio between public deficit and GDP is around 5.3% (as compared to 2.7% in 2008), which figure is probably slightly less than the EU average, while the ratio of public debt to GDP is around 115.8% (106.3%) in 2008. Despite the progressive improvement in confidence, industrial production fell by -17.4% in 2009, accompanied by a progressive slump in exports.

Consumption has fallen to a lesser extent (-1.8%), but this has suffered as a result of the deterioration in the jobs market. In 2009, the rate of unemployment rose to 8.5%, resulting in a drop in families' available income, while uncertainty in prospects for recovery have contributed to slowing propensity to spend even though inflation is at only +0.8%.



DEVELOPMENT OF THE REGULATORY FRAMEWORK IN THE TELEVISION INDUSTRY

The main new aspects introduced in the Italian regulatory framework regarding the television industry in 2008 can be summarised as follows:

Framework of Legislative Decree of 17 December 2009.

In implementation of Directive 2007/65/CE, the government has been delegated (law 88/2009) to undertake some modifications to the Consolidated Act 177/05. The government has approved a framework Legislative Decree that was approved by the Parliamentary commissions on 04/02/2010. The decree is going to be published.

The principle new features of the measure are:

- the safeguarding of minors; with the introduction of a ratings system for context with conditional access, the prohibition of broadcasting programmes with an 18 rating between 7 a.m. and 11 p.m. is reconfirmed, and there is a definition of technical systems suited to preventing minors from seeing said programmes;

- European quotas; the regime is aligned to the rules defined by the Directive (50% of programming for European programmes, 10% of investment for works by independent producers);

- Advertising; with the definition of rules that make the placing of commercial breaks less rigid, the progressive reduction of crowded commercial breaks with an hourly rate of 12% once up to speed (31/12/2012), the introduction of the possibility of introducing product placement in some categories of programmes in line with detailed rules.

RESOLUTION nO. 181/09/Cons.

The Broadcasting Supervisory Authority (Agcom) has further specified the criteria for conversion of existing networks to digital technology, in order to amplify the digital dividend, which will comprise at least 5 multiplexes to be put up for offer, thereby responding (as the authority itself claims) to the requests expressed at EU level. With resolution 427/09/CONS, Agcom has launched a public consultation on a framework of "Procedures for the assignment of available frequencies", which has not yet reached a conclusion via a definitive approval of the measure. Although the effects are not as yet precisely foreseeable, it is nevertheless expected that the Mediaset Group will be able to participate in the assignment of two multiplexes of five calls for tender and that no party will be able to hold more than five mux (dvb-t). The authority's work aims to eliminate an important factor of uncertainty represented by the possible continuation jurisdictionally of the Community infringement process, with the consequent effects on domestic rules regulating procedures and dates of the switch-off.

On **31 August**, Law no. 8/2009 of 28 August was published in **Spain**: this states that as of 1 September 2009, the public television broadcaster (RTVE) may not include advertising and telesales in its own programmes, except for contracts already stipulated before said date. This law introduces numerous limitations for RTVE with regard to the type, quantity and provenance of television content and governs the breakdown of its sources of income, foreseeing that the budget for the public television be financed by all the other national television operators up to a maximum of 35% of its costs; in particular, free-to-air channels must contribute annually with a share of 3% of their gross advertising revenue, which quota may not exceed 15% of the annual budget of the public television. On 15 August, Decree Law no. 11/2009 of 13 August was published, covering the subject of pay-TV via digital terrestrial, which enables all national television operators with more than one television channel in concession broadcast on digital terrestrial to dedicate one to a pay-TV channel.

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MEDIASET

MEDIASET ON THE STOCK MARKET

Trends in the Milan Stock Market

In the past two years, Mediaset has registered a more positive trend than other leading European broadcasters. For example, Mediaset registered a better performance than Antena 3 by 10.9%, ITV by 20.6% and Prosieben by 36.1%.

The Mediaset blue chip closed at the end of 2009 at 5.7 euros, an increase of 40% on the initial price at the beginning of 2009 (4.1 euros). In 2009, Mediaset's average price was 4.3 euros with a minimum of 3.1 euros on March 11 and a peak of 5.8 euros on December 29.

Mediaset share price	**2009**	**2008**	**2007**	**2006**	**2005**	**2004**
Maximum Price (EUR)	5.8	6.8	9.5	10.3	11.1	10.0
	29 dicembre 2009	*2 gennaio 2008*	*39101*	*21 aprile 2006*	*31 marzo 2005*	*26 gennaio 2004*
Minimum Price (EUR)	3.1	3.8	6.4	8.5	8.8	8.2
	11 marzo 2009	*39731*	*27 novembre 2007*	*22 settembre 2006*	*27 ottobre 2005*	*12 agosto 2004*
Opening Price 1/1 (EUR)	4.1	6.8	9.2	8.9	9.3	9.6
Closing Price 31/12 (EUR)	5.7	4.1	6.9	8.9	8.9	9.3
Average Volume (m)	6.0	8.5	6.6	7.1	8.6	5.4
Maximum Volume (m)	38.7	28.0	43.5	34.8	45.3	26.2
	13 maggio 2009	*39582*	*2 marzo 2007*	*38847*	*13 aprile 2005*	*18 giugno 2004*
Minimum Volume (m)	1.5	1.7	1.9	0.8	1.6	0.9
	16 febbraio 2009	*30 dicembre 2008*	*27 agosto 2007*	*2 gennaio 2006*	*8 agosto 2005*	*31 dicembre 2004*
Number of ordinary shares (m) *	1,136.4	1,136.4	1,138.3	1,138.3	1,138.3	1,181.2
Capitalisation 31/12 (EUR m) *	**6,477.5**	**4,605.3**	**7,854.3**	**10,130.9**	**10,130.9**	**10,985.4**

* *not including Treasury Shares*

Mediaset compared to leading broadcasters (January 2008 - December 2009)


Mediaset
Prosieben
TF1
Antena 3
ITV

Mediaset compared to the main indexes (from flotation in 1996 to 2009)


Dec26 1997
Dec31 1999
Dec28 2001
Dec26 2003
Dec30 2005
Dec28 2007
Mediaset
CCPM Index
FTSEMIB Index
SXME Index

Composition of the Company's Stock Capital as at 31/12/2009

As of 31/12/2009 the main shareholder of Mediaset was the Market with approximately 58% of the Company's stock capital. Fininvest is still the controlling shareholder with a shareholding of 38.62%. Mediaset has treasury shares amounting to 3.79% of the Company's stock capital. From a geographic standpoint, Mediaset's total stocks on the market (57.59%) are well distributed in the different markets: Italian investors own approximately 17.99% of the shares, while international investors own the remaining 39.60%. Among these, the countries in which there is greatest attention to the Mediaset blue chip are the United States and the United Kingdom with approximately 21.92% and 7.10% of the total stocks on the market, respectively, followed by Germany with approximately 1.89%, and Benelux with 1.08% of the total free capital.


Mediaset Shareholders
RETAIL 14.68%
FININVEST 38.62%
MARKET 42.91%
OWN SHARE 3.79%
Floating (57.59%)
Geografical Breakdown
OTHER 7.09%
BENELEUX 1.08%
UK 7.10%
RETAIL 14.68%
GERMANY/AUSTRIA 1.89%
FRANCE 0.52%
ITALY 3.31%
USA 21.92%

MAIN CORPORATE OPERATIONS, EQUITY INVESTMENTS AND SIGNIFICANT EVENTS IN THE TRADING PERIOD

On **30 June 2009,** following to the obtaining of the necessary permits from the competent authorities, the corporate transactions, envisaged through the partnership agreements in the multiplex management business sector, entered into on 22 May 2009 between RTI S.p.A. and 21 Partners, a private equity fund under the umbrella of the 21 Investimenti Group, were completed.

This agreement envisaged the acquisition by RTI S.p.A. of a 48.96% shareholding in the newly established Capitolosette S.r.l., owned at 51.04% by 21 Partners, for a price equal to EUR 11.3 million. As a result of the transfer transactions completed by the two partners as at 30 June 2009, Capitolosette S.r.l. indirectly controls The Space Cinema 1 S.p.A. (former Medusa Multicinema S.p.A.) and The Space Cinema 2 S.p.A. (former Medusa Cinema S.p.A.), previously fully owned by RTI S.p.A., and Warner Village Cinemas multiplex activities. Based on the values acknowledged by the parties to the assets contributed, upon completion of the afore mentioned transactions Mediaset paid a net amount equal to EUR 0.8 million, of which EUR 0.7 million paid through an interest bearing loan.

In a sector still highly fragmented in Italy, this transaction allowed to give rise to the first group with 25 multiplex theatres (corresponding to 257 screens), distributed throughout the country and with a market share, in terms of box office, equal to 15.5% (30% in the multiplex sector only). The target will be to consolidate its leadership position in the sector also through the implementation of an innovative development plan.

As previously specified, as of 30 June 2009, following to the afore described transactions, Medusa Cinema S.p.A. and Multicinema S.p.A. were excluded from the consolidation area of the Mediaset Group as a result of the recognition of the equity interest held in Capitolosette S.r.l., which will be valued based on the equity method.

On **22 July Tivù S.r.l,** a company owned by Mediaset (48,25%), Rai (48,25%) and Telecom Italia Media (3,5%), announced the launch as of 31 July of TivùSat, the first Italian free satellite platform which will reach all areas of the country including those not covered by terrestrial signal, enabling users to gain access, via the special TivùSat decoder, to all the traditional generalist national TV channels and the new national digital TV channels, as well as reception of other free-to-air channels from Italy and abroad.

On **22 July**, **Publitalia'80 S.p.A.** and **Mondadori Pubblicità S.p.A.**, concessionaires for Gruppo Mondadori's advertising, stipulated an agreement for the realisation of a joint initiative aiming at gathering advertising on line. On the basis of this agreement, a new company was founded on 30 July owned jointly by Mediamond S.p.A, which will handle the sale in concession or sub-concession of all advertising space (except video) present in the websites published by Gruppo Mondadori, by RTI and by third parties, currently under concession to Mondadori Pubblicità and Digitalia '08, and in general the gathering of online advertising investments also for third-party publishers, with the aim of acquiring a major market share in Italian online advertising within a short space of time.

On **18 December 2009** Mediaset SPA, the subsidiary Gestevision Telecinco SA and Promotora de Informaciones S.A. (Gruppo Prisa) approved and signed an agreement that – conditional upon determined conditions being met, including the fulfilment of due diligence and obtainment of authorisations from the regulatory authorities and Antitrust bodies – foresees the acquisition by



Telecinco of a newly-founded company via a share swap and the payment of a cash sum of up to 500 million euros, which will include the company part of Cuatro (a Spanish free-to-air channel owned by Sogecable S.A.) and its shareholding of 22% in Digital Plus. At the end of these operations, Prisa will receive a shareholding in Telecinco equivalent to 18.3% of the stock and hence the shareholding of Mediaset in Telecinco will be diluted to about 41%. Prisa will be represented in the Board of Directors of Telecinco in proportion to its shareholding, as likewise Telecinco in the Board of Directors of Digital Plus.

In order to finance this operation, Telecinco undertook an increase in paid-up company capital of about 500 million euros with a right of option. As the majority shareholder (with 50.51%), the Mediaset Group will undertake to underwrite its own shareholding as regards this increase in capital, which for the remaining quota has been guaranteed by a pool of banks headed by Mediobanca and J.P. Morgan.

On 5 March Mediaset and Fininvest signed an agreement in which they declared definitively closed the indemnity agreement stipulated on 6 June 1996, on the eve of the Mediaset flotation on the stock market, in virtue of which Fininvest undertook to indemnify Mediaset and its subsidiaries until the date of fiscal prescription for all damages, costs, responsibilities, contingent liabilities and capital losses deriving from circumstances preceding the date of flotation.

In return for payment by Fininvest to Mediaset of an all-inclusive sum of 6.0 million euros plus VAT, the two parties have agreed the extinction of any reciprocal obligation with reference to all controversies still covered by this indemnity. Principally, this concerns a dispute with third parties not as yet resolved via a measure of a judiciary nature. The relative controversies were specifically set out by the parties via a document of acknowledgement signed on 19 December 2002, and subsequently modified with a document on 11 November 2003.

The sum to be paid by Fininvest corresponds to the sum of the residual derivable potential financial risk associated with the companies of the Mediaset group in the case of the controversy set out in the note above being enacted.

From the composition a single case of a tax dispute emerges involving RTI, with regards to which, in the case of enactment, the obligations of indemnity on the part of Fininvest shall apply.

THE MAIN COMPANIES OF THE GROUP


MEDIASET SpA
100%
Publitalia '80 SpA
100%
Digitalia '08 Srl
100%
Publieurope Ltd
50%
Mediamond SpA
100%
RTI SpA
100%
Elettronica Industriale SpA
0,4%
98,9%
Videotime SpA
100%
Mediashopping SpA
75%
MedDue Srl
51%
Boing SpA
49%
CapitoloSette Srl
50%
Fascino Prod. Gestione Teatro Srl
30%
Ares Film Srl
50%
Mediavivere Srl
48%
Tivù Srl
100%
Mediaset Investimenti SpA
50,1%
Gestevision Telecinco SA **
100%
Publiespana SAU
Pegaso Television Inc.
35,1%
100%
Medusa Film SpA
Medusa Video SpA ***
100%
100%
TaoDue Srl
100%
Mediaset Investiment Sarl
25%
75%
Mediacinco Cartera SL
33,3%
EDAM Acquisition Holding I Cooperatief UA
100%
Endemol Group BV *
50%
49%
SportsNet Media Ltd
25%
Nessma SA

(*) Indirect control stake
(**) Group control stakes are mentioned not considering company's own shares
(***) Detained by Medusa Film SpA from October 1st 2009 (previously detained by RTI SpA); merged into Medusa Film SpA from January 1st 2010



EVOLUTION OF OPERATIONS BY SECTOR OF ACTIVITY

Italy

In Italy, the Mediaset Group operates in the following principle sectors:

- **Commercial free-to-air TV**
- **Pay TV**

  Mediaset Premium
- **Network Operator**
- **Other activities**

Commercial free-to-air TV

Advertising

In Italy, the Mediaset Group operates through two fully owned advertising concession companies: Publitalia '80 and Digitalia '08.

Publitalia affects its activities as advertising concession company on an exclusive basis for the Mediaset networks. In 2009, Publitalia had 1,017 clients. The first 10 top customers generated approximately 28% of total turnover, while the first 100 customers accounted for 72% of the entire sales volume. Based on Nielsen Media Research data regarding the advertising market in Italy, Publitalia has a share of 34.8% of the market, up from 32.9% in 2008.

Digitalia is the advertising concession company specialised in advertising sales for the digital and pay-to-view channels, such as Iris and Boing. It also manages the advertising concessions in sports concessions and advertising sales with barter agreements.

The advertising market in 2009, with reference to the classic area, has generated sales totalling EUR 8,516 million, down 13.2% against the previous year, and corresponding, in absolute terms, to a loss of 1.3 billion euros. This result clearly reflected the negative economic scenario and all the aspects which already emerged in the second part of last year and continued throughout 2009, resulting in a reduction in consumption on the one hand, and the strengthening of distrust in companies on the other, with a consequent reduction in advertising investment.

In the second half of 2009, the advertising market registered a gradual recovery benefiting from an increase in demand for consumer goods. While the drop in the first 8 months of the year was into double digits, in the last quarter there was a clear improvement that led the advertising market to make a good recovery in the last two months, and an increase in advertising in TV of 2.7%. Within this scenario of recession, all the classic media have suffered, although to differing extent, with the year closing with double digit falls in almost every case.

Publitalia closed 2009 with a fall in advertising investment of 8.6%, which is significantly less than that of its main competitor, RAI (-16.9%), and of the printed press (over -21.6%). In particular, the market share of the television segment has grown by about a percentage point, reaching 64%.

Based on Nielsen data, the printed media are those hit the worst by the economic crisis. Both newspapers and periodicals fell 16.8% (17.8% if we consider only the Italian press) and 28% respectively. Radio, cinema and billboards also closed 2009 with negative results.

The sole exception emerges from Internet, investment in which grew by 5.1%. However, it should be point out that of the various types present, the display advertising that is most easily comparable to advertising in classic media actually fell by 1.3%. The positive result of Internet is concentrated almost exclusively in the search functions that have few affinities with the reference market in which the Mediaset networks operate.

Media	2009		2008		Change
	EUR m	share %	EUR m	share %	%
Press	2,388	29.9%	3,048	33.1%	-21.6%
Television	4,359	54.5%	4,851	52.7%	-10.2%
Radio	436	5.5%	473	5.1%	-7.7%
Outdoors	170	2.1%	227	2.5%	-25.4%
Cinema	56	0.7%	58	0.6%	-4.4%
Internet	585	7.3%	557	6.0%	5.1%
Total Market (classic area*)	**7,994**	**100.0%**	**9,214**	**100.0%**	**-13.2%**

(*) classic area: excluding free press, cards, direct mail, out of home and transit

The analysis of the investments in advertising segmented by sector is summarised here below:

- Consumer Goods: the market's main sector with investments worth 2.3 billion euros, representing 31.7% of the entire market. Publitalia is the absolute leader in this sector, which grew 5% in the last quarter, with a percentage of 49.3%;
- Automotive: the sector invested 0.8 billion euros, down 16.7% despite the positive trend of the last quarter (+3.4%). The Group's concession increased its market share to 37.1%;
- Telecommunications: this sector presented a reduction in investments of 7.3% (0.7 billion euros in absolute terms). In this sector too, Publitalia has strengthened its leadership, achieving 58% of the market share, up 2.3% against last year;
- Finance/Insurance: the generally negatively trend in this sector continued (-16.7%); the Mediaset companies maintain their leadership in this sector with a share of 26.3% despite a fall in advertising revenues of 15%;
- Distribution: the year closed with a fall of 19%: the worst performance of the entire market. The Group's concessionaire took in 50% of all advertising for the sector on television;
- Pharmaceuticals/Health products: Mediaset has seen revenues increase here with market share of 54.5% in a market worth 0.2 billion euros;



- Tourism/Travel: this is the sole sector in which investments have grown, principally thanks to the significant investments on Group's medium;
- Other sectors: this area, down 18.4%, is worth 2.3 billion euros and represents 31.3% of the overall market. In particular, it is worth noting the positive performance of the Public Bodies/Institutions sector (+13.4%), while other sectors had a poor year, including Fashion (-24,8%), Home (-13.5%), Household Appliances (-20%), Toys/School Products (-14,2%), Industry/Construction (-27,5%), IT /Photography (-15,5%), Media/Publishing (-21%), Motorcycles/Cars (-16,9%), Personal Products (-27,2%), Professional Services (-21,6%) and Leisure Time (-1,8%). If the Toys/School Products, IT /Photography and Media/Publishing sectors are excluded, Publitalia gained market share.

Broadcasting

The Group's generalist networks – Canale 5, Italia 1 and Retequattro – are controlled by RTI, which is responsible for the creation and development of the programme schedules, the production of original programmes and the acquisition of the library of television rights. The overall offering of the Mediaset networks is developed in order to attract the commercial target group (aged 15-64) of greatest interest to advertisers, with Mediaset confirming its leadership in the market.

Canale 5 is the main network dedicated to a fundamental public, the modern Italian household.

Italia 1 is the Italian leader among younger viewers.

Rete 4 has a programme scheduling dedicated to a more mature public in terms of by age and income.

Generalist Networks: programme schedule and audience share

In 2009, each network broadcast 8,760 hours of scheduled programming for a total of 26,280 hours, 44.9% of which were original self-produced programmes.

The table below shows the organisation of the hours of the programme schedule for 2009 for each network and type, broken down by in-house productions and rights.

Mediaset Networks - Broadcasted programmes - 2009

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	562	6.4%	1,465	16.7%	2,229	25.4%	4,257	16.2%
Tv Movie	491	5.6%	355	4.1%	224	2.6%	1,069	4.1%
Mini-series	175	2.0%	61	0.7%	134	1.5%	370	1.4%
Telefilm	715	8.2%	2,015	23.0%	2,669	30.5%	5,399	20.5%
Tv Romance	26	0.3%	-	0.0%	-	0.0%	26	0.1%
Sit-com	90	1.0%	709	8.1%	90	1.0%	888	3.4%
Soap	266	3.0%	-	0.0%	346	3.9%	612	2.3%
Telenovelas	-	0.0%	136	1.6%	357	4.1%	493	1.9%
Cartoons	-	0.0%	1,355	15.5%	-	0.0%	1,355	5.2%
Total TV Rights	**2,325**	**26.5%**	**6,096**	**69.6%**	**6,049**	**69.1%**	**14,470**	**55.1%**
News	1,697	19.4%	977	11.2%	953	10.9%	3,627	13.8%
Information programmes	1,418	16.2%	157	1.8%	287	3.3%	1,863	7.1%
Sport programmes	-	0.0%	73	0.8%	122	1.4%	195	0.7%
Event	29	0.3%	191	2.2%	44	0.5%	263	1.0%
Entertainment:	3,048	34.8%	1,009	11.5%	811	9.3%	4,868	18.5%
soft entertainment	*1,530*	*17.5%*	*557*	*6.4%*	*215*	*2.5%*	*2,302*	*8.8%*
talk show	*413*	*4.7%*	-	*0.0%*	-	*0.0%*	*413*	*1.6%*
music	*24*	*0.3%*	*26*	*0.3%*	*52*	*0.6%*	*102*	*0.4%*
quiz-game-show	*317*	*3.6%*	*203*	*2.3%*	-	*0.0%*	*520*	*2.0%*
reality	*276*	*3.2%*	*195*	*2.2%*	-	*0.0%*	*471*	*1.8%*
soft news	*488*	*5.6%*	*28*	*0.3%*	*544*	*6.2%*	*1,060*	*4.0%*
Culture	64	0.7%	49	0.6%	177	2.0%	290	1.1%
Teleshopping	179	2.0%	208	2.4%	317	3.6%	705	2.7%
Total in-house productions	**6,435**	**73.5%**	**2,664**	**30.4%**	**2,711**	**30.9%**	**11,811**	**44.9%**
Total	**8,760**	**100.0%**	**8,760**	**100.0%**	**8,760**	**100.0%**	**26,280**	**100.0%**

In 2009, total audience figures in the 24-hours segment reveal an average of 9.445 million viewers, a slight increase against the same period in 2008 (+2.8%). This increase affects all the time bands, but especially Day Time (+3,4%) and Late Evening (+2,7%). In particular, more time is dedicated to TV (+5 minutes viewed) in the Day Time segment, while the number of contacts in the Late Evening sector has grown (+375,000). The growth in total audience particularly affected the mature public (+3.1% in the over 35's) and children (+4.4%).


Trend total audience - 24 hours
2004
2005
2006
2007
2008
2009

The Mediaset networks closed 2009 with a 38.6% share in Prime Time, 38.8% in 24 Hours and 38.7% in Day Time. Noteworthy is the third position of Italia 1, coming in ahead of Rai 2 both in 24 Hours and in Day Time, and the rise of Canale 5 compared to last year in all three time bands (+0.2% of share in the 24 Hours and +0.3% in Prime Time and in Day Time).

Year 2009	Individuals			Commercial Target		
	24 hours	Prime Time	Day Time 7:00-2:00	24 hours	Prime Time	Day Time 7:00-2:00
Canale 5	20.6%	21.0%	20.5%	22.3%	23.3%	22.0%
Italia 1	10.4%	9.8%	10.5%	11.9%	11.1%	12.2%
Rete 4	7.8%	7.8%	7.7%	7.0%	6.6%	7.1%
MEDIASET	**38.8%**	**38.6%**	**38.7%**	**41.2%**	**41.0%**	**41.3%**

Results remained highly positive in the commercial target group (aged 15-64), which is the target of greatest interest to advertisers, with the three Mediaset Channels confirming their leadership positions in all the time bands, thanks to the first position of Canale 5 and the third place of Italia 1.

Mediaset attained 41.2% of share in 24 Hours (+6.5% over RAI), 41.3% in Day Time (a lead of 7.3% on RAI), and 41% in Prime Time.

Italia 1 has now regularly overtaken RAI 2 to absolute third place in the commercial target, obtaining 11.9% in the 24 Hours, 12.2% in Day Time and 11.1% in Prime Time.


YEAR 2009
% SHARE COMMERCIAL TARGET 15-64 years
11.9
9.5
12.2
9.1
11.1
11
24 ore
Day Time
Prime Time
Italia 1
Rai 2

It is worth noting that Italia 1 confirmed its position as Italy's most popular channel among younger viewers aged 4-7 (19.4%) and aged 8-14 (25.9%), and also the strength of the Canale 5 - Italia 1 combination for the young public aged 15/34.

The guarantee periods

In the autumn guarantee period (from 6 September to 5 December) Mediaset recorded ratings of 38% in Prime Time, 38.6% in 24 Hours and 38.7% in Day Time.

Compared to the same period in the previous year, Canale 5 confirmed its performance in the 24 Hours and Day Time bands, and improving in Prime Time (+0.2%).

In the autumn, Mediaset again confirmed its leadership with regard to the commercial target of reference in all the three time bands, with Canale 5 in first place and Italia 1 in third ranking in the 24 Hours and Day Time bands.




AUTUMN 2009
% SHARE COMMERCIAL TARGET 15-64 years
40.9
34.5
41.3
33.8
40.2
38.5
24 ore
Day Time
Prime Time
Mediaset
RAI

Programme production

Canale 5

Canale 5 proposed a number of entertainment programmes during the year: in Prime Time, the 9th edition of *Grande Fratello* in the spring and the first 10 episodes of the 10th edition in autumn acquired audience of 29.2% and 25.7% respectively. Excellent results also for *C'è posta per te* (30.2%), *Chi ha incastrato Peter Pan?* (27.8%), *Lo show dei record* (26.9%), *ArciZelig* (27.2%), *Scherzi a parte* (25.1%), *Amici di Maria de Filippi* (the average share in the evening challenges was 24.8% and of the closing episode 32.2%) and *Corrida* (23.4%).

In early Prime Time, *Striscia La Notizia* closed 2009 with a 26.4% of audience share.

With regard to TV dramas, excellent performance was noted for the 3rd series of *I Cesaroni* (27.9%) and the second series of *Onore e il Rispetto* (25.6%); and in the autumn, of *Intelligence* (23.1%) and *Cento Vetrine* (25.6%).

In the Day Time band, it is worth mentioning *Forum* (26.4%), *Uomini e Donne* (24% individuals total and 29.3% of the 15-64% commercial target) and *Verissimo* (23.2%).

As for news programmes. The *TG5* at 8 p.m. is Italy's leading news programme for the commercial target of 15-64 years of age, with 27.5%, compared to 24% for RAI's TG1.

Italia 1

In 2009, Italia 1 broadcast various particularly successful productions in terms of audience share: *Colorado* (13.7% in spring and 14% in autumn), Le *Iene show* (11.5% in spring and 12.5% in autumn), *Le Iene* (19.9% in spring), *Buona la prima!* (9.5% individuals total and 15.4% for young viewers between 15-34), *Mai dire Grande Fratello* (10.5% individuals total and 19.7% for the 15-34 target), *Chiambretti Night* (12.4% in spring and 11.8% in autumn).

In terms of series, investigation dramas proved successful: *CSI: Crime Scene Investigation* obtained 10% and its spin-off *CSI: New York* obtained 10.8%. Also good were the autumn pairings: *Dr. House* plus *Grey's Anatomy* (respectively 9.4% and 9.5%) and *CSI: Miami* plus *The Mentalist* (respectively 10.7% and 9.7%).

Films for children on Saturday evenings acquired an average of 10.9% of the individuals total and 38.6% of the 4-14 age group. Among the most successful films were *La gang del bosco*,

Mamma ho perso l'aereo, Missione Tata, Una ragazza e il suo sogno, Santa Claus è nei guai and *Garfield 2*.

In terms of news programmes, *Studio Aperto* has an audience of 21.7% with the after edition and of 11% with the evening one.

Rete 4

A lot of space was devoted to films, with 364 evenings representing approximately 50% of the Prime Time programme schedule, obtaining the most significant results in terms of audience share with an average 8.7%, and enjoying the greatest success with *Lo chiamavano Trinità* (12.8%), *Continuavano a chiamarlo...* (12.4%), *Out of time* (12.9%), *Uno sceriffo extra terrestre* (11.9%) e *Non c'è due senza quattro* (11.4%).

The following Prime Time productions stood out for good audience share: *Stranamore* (8.7% individuals total and 12.7% for the 55+ group, the network's reference target), while in Day Time it is worth noting the afternoon session of *Forum* (10.7% individuals total and 15.7% for the 55+ group) and the weekend appointments with *Pianetamare* (10.7%) and *Mela verde* (13.2%).

As for the series, *Il comandante Florent* (8%), *Siska* (7.2%), and *Criminal Intent* (8%) in Prime Time and *Walker Texas Ranger* (12% of +55 group), *Colombo* (7.8%) and *il ritorno di Colombo* (7.8%) in early Prime Time, proved the most popular.

Also worth noting is the soap, *Tempesta d'amore*, which gained an average 8.7% in the early evening band and 7.3% in Prime Time.

Multichannel DTT

On 20 November 2004, Mediaset launched **Boing**, the first free-to-air thematic channel for children, planned expressly for digital terrestrial. The channel is the result of a joint venture between RTI, which holds 51% of the new company, and Turner Broadcasting System Europe, part of the Time Warner group, which holds the rights to some of the best-known cartoons in the world.

Boing, produced in partnership with the Time Warner group, holder of the rights to some of the best-known cartoons in the world, is aimed at a target ranging from pre-school (about 2 years of age) to early adolescence (14). The quality programming that has always characterised it, together with the strengthening of the brand, have confirmed RTI's digital channel dedicated to children as being the leader in terms of audience with the young. With an audience of 5.0% in the 4-14 age group, the channel's reference target, Boing is the second digital channel for children behind Disney Channel and in front of Playhouse Disney and Jetix.

In 2009, in the 24 Hours, it obtained a share of 0.7% of total individuals /70,000 in absolute terms) and of 5% of children aged 4-14 which is the channel's reference target. In this way, Boing is the eighth national network for individual targets, behind La7.

Iris is instead a theme-based channel dedicated to art films and culture. In addition to the most famous films, its programme schedule also includes documentaries, plays, opera and literature.

Its Audience was 0.3% in the 24 Hours and 0.4% in Prime Time.

Mediashopping is the company's teleshopping company with a catalogue of 70,000 quality products from around the world, available also online, and with 1.5 million customers who regularly buy from it.

Improvement of television programmes through interactive TV

The entire offering provided by R.T.I S.p.A. on DTT (both free-to-air and pay-to-view) uses interactive TV as a tool to provide viewers with innovative services that make the experience of the programme increasingly appealing.

Since 2003, the portals of Canale 5 Plus, Italia 1 Plus and Rete 4 Plus, broadcast on the three generalist networks of the digital terrestrial platform have included viewer-oriented interactive services. These services further improve the most important television programmes and offer "always on" information services (e.g. flash news, sports news, weather forecasts and so on).

The 2009 period saw a substantial renewal of the interactive services offered; in particular, in 2009, the offer was broadened to include an electronic guide to programmes to assist the viewers.

From the outset, the "Mediaset premium" pay-per-view offer has increased in terms of interactive services; in 2009 the offer was also enriched through new tools of "electronic guide to programmes" in order was broadened to include an electronic guide to programmes to assist the viewers.

The offer of content and interactive services is accessible during the broadcasting of the television programme in question via a message on the screen inviting the viewer to "enter" the interactive content; in particular, the generalist channels offer access also via the three "portals" with the use of the red button on the remote control of the interactive decoder. The substantial advance in the transition to digital television in the Regions and Provinces of Italy planned for 2009 has made it possible to develop a specific interactive offering for "all digital" areas.

R.T.I. S.p.A. is currently regarded as Europe's leading commercial broadcaster in terms of interactive TV content quality and quantity.

The renewal of the interactive offer has included the integration of the principle information areas of Mediavideo into the three generalist portals: a vast assortment of news that is updated in real time is rapidly available. During the course of the year, the most popular programmes have been enriched to include interactive applications. These include: *Chi vuol essere milionario*, *Controcampo*, *UEFA Champions' League*, *Amici di Maria De Filippi*, *Grande Fratello*, *Italia 1 Teen* (the space dedicated to teenagers with news, gossips, titbits about the music universe, including the possibility of text messaging in a special section within the interactive application) and *Prima serata* (broadcast on the three generalist channels, this offers information on the prime time programmes. Plots, casts, information and titbits about the films, fiction features and series programmed with news about forthcoming programmes).

As regards advertising sales and, in particular, interactive advertising sales, R.T.I. S.p.A. Has shown itself to be in the forefront both in terms of quantity and quality of advertisers, who have shown interest in this new form of interactive contact. The applications of interactive advertising are mainly offered in the form of "TV-site", that is, as a space that can be accessed


MEDIASET

by interactive surfers and exclusively dedicated to the investors: information and detailed analyses, images and videos, "advergames" and quiz shows, promotions and "t-commerce". These tools permit the expansion of communication content in favour of the brand experience, providing viewers with the possibility of getting to know brands and products in depth, by also establishing and developing an immediate relation with them, capturing viewers directly both in terms of communication and commercial purposes.

For next year, R.T.I. S.p.A.'s objective is to continue the expansion of the interactive offering, making it increasingly attractive also with a view to providing advertisers with new and powerful contact tools to attract potential customers. The arrival on the market of new "hybrid" high-definition access devices able to combine audio-visual content from the broadcast channel and from the broadband channel in a way that is transparent for the user, opens new and interesting business opportunities, enabling the development of innovative supplies of content on demand. Interactivity will be the needed "glue" for the realisation of access interfaces for these new contents.

Programme production

In 2009, RTI produced 39.4% of the TV programmes it broadcast in-house, mainly relying on the production capacity of its subsidiary Videotime S.p.A., which has been sector leader for years in television content production and has highly qualified and advanced production equipment and resources that guarantee the production of high quality programmes. The productions involved all the main types of programmes, ranging from entertainment, games and quiz shows to news and sports events.

The table below shows the number of productions made in 2009 by type, broken down into TV programmes, Digital Terrestrial Technology programmes and commercial programmes:

Type	Number in-house productions								
	2009			2008			Change %		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Total
Programmes TV									
Entertainment and talk show	39	39	78	41	40	81	-4.9%	-2.5%	-3.7%
Documentaries	-	1	1	-	3	3	0.0%	-66.7%	-66.7%
Events	-	2	2	-	1	1	0.0%	100.0%	100.0%
Cultural and Informative Progr.	8	34	42	4	32	36	100.0%	6.3%	16.7%
Soft news	-	15	15	3	18	21	-100.0%	-16.7%	-28.6%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Reality	4	8	12	4	11	15	0.0%	-27.3%	-20.0%
Promo and Ads	-	6	6	-	8	8	0.0%	-25.0%	-25.0%
Sport	2	12	14	1	13	14	100.0%	-7.7%	0.0%
Game and Quiz show	-	9	9	4	7	11	-100.0%	28.6%	-18.2%
Music	3	4	7	4	4	8	-25.0%	0.0%	-12.5%
Shopping	16	51	67	1	44	45	n.s.	15.9%	48.9%
Serial Fiction	3		3	6	-	6	-50.0%	0.0%	-50.0%
Total programmes TV	**75**	**185**	**260**	**68**	**185**	**253**	**10.3%**	**0.0%**	**2.8%**
Soap		2	2		3	3	0.0%	-33.3%	-33.3%
Commercial programmes	**-**	**2**	**2**	**-**	**3**	**3**	**0.0%**	**-33.3%**	**-33.3%**
Premium	9	19	28	9	13	22	0.0%	46.2%	27.3%
DVB-H	-	1	1		2	2	0.0%	-50.0%	-50.0%
Iris	-	10	10	2	6	8	-100.0%	66.7%	25.0%
Total DTT programmes	**9**	**30**	**39**	**11**	**21**	**32**	**-18.2%**	**42.9%**	**21.9%**
Mediaset Plus	**-**	**4**	**4**	**-**	**-**	**-**	**0.0%**	**0.0%**	**0.0%**
Total	**84**	**221**	**305**	**79**	**209**	**288**	**6.3%**	**5.7%**	**5.9%**

The total number of TV programmes developed during the year increased by 16% in Prime Time and remained unchanged in Day Time compared to the same period the previous year. The most significant changes refer to the following areas: Entertainment, Cultural Programmes, Reality Shows, Soft News and Teleshopping.

In particular, it is worth noting the following for 2009:

Light Entertainment (-3.0%):

- New programmes in 2009: Chiambretti Night, Mai Dire Candid, Colorado Autunno, Amici Casting, Chi ha incastrato Peter Pan, Scherzi a parte;
- 2008 programmes which were not rebroadcast: Batti le Bionde, Candid Camera, Ballo delle Debuttanti, Ciao Darwin Estate, Fantasia Show, Il senso della vita, La Sai l'ultima, Paperissima;

Cultural Programmes (-56.0%):

- New programmes in 2009: Ritorno alla natura, Mistero, Wild, In viaggio a ...;

Reality Shows (-20,0%):

- New programmes in 2009: Fattoria, Cupido e Cupido, Celebrity Make Over and Grande Fratello Autunno;
- 2008 programmes which were not rebroadcast: Mystery C.S.I. Rtv, Gentes, La Talpa, Il Ballo dei debuttanti;

Soft News (-29.0%):

- 2008 programmes which were not rebroadcast: Il Bivio, Attenti al Lupo, Quello che le donne non dicono, Su le Maschere.

In 2009, the following soap opera were produced in-house for Canale 5: Cento Vetrine as well as the Prime Time TV dramas I Cesaroni 3, Ris 5 e Distretto di Polizia 9.

In 2009 there were self produced for Canale 5 the Soaps Vivere and Cento Vetrine the fictions in Prime Time I Cesaroni 3, Ris 5 e Distretto di Polizia 9.

The digital terrestrial programmes posted a 22% growth following the new sports productions like Calciomercato, All Sport News, Rassegna Stampa Calcio 24, Motomondiale and the new productions for the Iris channel.

End-product hours produced in total in 2009 totalled 9,270 compared to 8,525 hours produced in 2008, as the table below illustrates in greater detail:



Type	Finished Product Hours				
	2009	% incidence	2008	% incidence	Change %
Entertainment and talk show	1,655	17.8%	1,499	17.4%	10.4%
Documentaries	2	0.0%	2	0.0%	0.0%
Events	14	0.2%	6	0.1%	133.3%
Cultural and Informative Progr.	849	9.1%	686	8.0%	23.8%
Soft news	628	6.7%	702	8.2%	-10.5%
News	1,933	20.7%	1,896	22.0%	2.0%
Reality	235	2.5%	270	3.1%	-13.0%
Promo and Ads	52	0.6%	51	0.6%	2.0%
Sport	642	6.9%	675	7.8%	-4.9%
Game and Quiz show	404	4.3%	378	4.4%	6.9%
Music	166	1.8%	182	2.1%	-8.8%
Soap	96	1.0%	121	1.4%	-20.7%
Serial Fiction	52	0.6%	83	1.0%	-37.3%
Teleshopping	205	2.2%	267	3.1%	-23.2%
Total programmes TV	**6,933**	**74.4%**	**6,818**	**79.2%**	**1.7%**
Premium	2,246	24.1%	1,576	18.3%	42.5%
DVB-H	1	0.0%	14	0.2%	-92.9%
Iris	110	1.2%	82	1.0%	34.1%
Total DTT programmes	**2,357**	**25.3%**	**1,672**	**19.5%**	**41.0%**
Mediaset Plus	**33**	**0.4%**	**121**	**1.4%**	**-72.7%**
Total	**9,323**	**100.0%**	**8,611**	**100.0%**	**8.3%**

The overall increase of 8.7% compared to 2008 is the result of an increase in hours produced both for TV programmes (+174 hours) and for the digital terrestrial service (+685 hours).

The variation in TV programmes was determined above all by:

- Light entertainment (+12.1%), in particular of the production of Chiambretti Night;
- Cultural Programmes (+55.5%), for the new 2009 programmes: Ritorno alla natura, Mistero, Wild e in viaggio a....;
- Information programmes (+20.2%), for the new 2009 programmes: Speciale Martelli, Terra Estate, Pomeriggio 5;
- Soft News (-10.5%) for the 2008 programmes that are not being rebroadcast such as il Bivio, Attenti al Lupo, Quello che le donne non dicono, Su le maschere and the reduced hours of Pianetamare and Nonsolomoda;
- Sport (-4.9%) because of the cancellation of Domenica Stadio and of the afternoon edition of Controcampo because of the lack of rights with regard to the Serie a league.

There has been an increase in the hours of production of sports programmes in the digital terrestrial sector for the new digital channel, Premium Calcio 24, the new productions of All Sport News, Serie A News, Rassegna Stampa Calcio 24, Motomondiale and for the new IRIS channel.

Acquisition of TV rights

R.T.I. S.p.A. is the owner of Italy's most important library of television rights, and one of the most important at a European level.

The Company's objective is the management of the Mediaset Group library of television rights for Italy, carrying out acquisition, development and production activities aimed at the Italian national Free TV and Pay TV television exploitation.

The table below analyses the Mediaset Group library of the Free TV and Pay TV television rights as at 31 December 2009:

Mediaset Library at 31 December 2009	Free Tv		Pay Tv		Total	
	N. titles	Episodes	N. titles	Episodes	N. titles	Episodes
Film	3,641	3,641	1,007	1,007	4,648	4,648
Telefilm	968	18,312	240	4,220	1,208	22,532
Telenovelas	16	2,377	3	870	19	3,247
Cartoons	505	19,958	15	736	520	20,694
Mini-series	245	886	42	192	287	1,078
Soap	13	1,978	5	525	18	2,503
Tv movies	1,235	1,276	127	158	1,362	1,434
Others (Musicals, Variety, Short, Docum., ecc.)	354	1,480	171	471	525	1,951
Total	**6,977**	**49,908**	**1,610**	**8,179**	**8,587**	**58,087**


Soap Opera and Telenovelas 0.5%
Cartoons 6.2%
Mini-series 3.8%
Telefilm 14.1%
Tv movies 15.9%
Film 54.1%
Others (Musicals, Variety, Short, Docum., ecc..) 6.1%

The library of television rights is constantly added to via:

American Majors

R.T.I. S.p.A. has stipulated multi-year contracts with major US producers and distributors (Universal, Twentieth Century Fox, Dreamworks, Sony Columbia and Warner Bros. International), for the acquisition of rights for an average duration of 5 years with the possibility of 5/6 re-runs.

In 2009, the multi-year agreement with Universal was extended to 2014 and that with Warner Bros to 2013. The first via an extension of the existing agreement, the second through the stipulation of a new four-year Framework Agreement (2010-2013). Both agreements foresee the acquisition not only of products for Free TV but also for exclusive products for Pay TV intended for the "Premium Gallery" platform.



The Framework Agreement with Dreamworks has been extended to include the acquisition of first-run films with Free TV use until 2015.

Two Three-year Packets were also negotiated in 2009 with Walt Disney, for the acquisition of first-run products destined for Free TV (2009-2011) and Pay TV library products (2010-2012), and one packet with Paramount Pictures for mainly Free TV products.

International television producers

- R.T.I. S.p.A. has important and consolidated relations with American and European producers in relation to the acquisition of rights for particularly successful television content (TV movies, soap operas, mini-series and films for TV).
- The serial nature of these products, developed on a seasonal basis, facilitates the establishment of a long-term relationship between the producer and the user and also increases the viewer loyalty to the network broadcasting them.
- Italian national film producer/distributors.

Italian national film producer/distributors

- Packages are acquired from Italian national operators, including both television rights of films that they have produced (which, taken together with the acquisitions made from European operators, account for significant value also as regards the broadcasting quotas and investment share provided for in the relevant regulations governing television broadcasting) and international film rights.
- The relationship with the subsidiary Medusa Film S.p.A., a leading company in the Italian film distribution market, for the supply of Free TV rights was also confirmed. Over the course of 2009, first-run and library films were also acquired from Medusa Film for the "Premium Gallery" platform.
- In 2009, a packet was stipulated with Rai Cinema for the acquisition of films for the Pay TV platform.

In-house production of TV dramas

- R.T.I. S.p.A. has the expertise and the organisation to select projects and develop TV movie productions, mini-series and series of great success. These products are both produced in-house or in collaboration with leading international partners and, in some cases, are also marketed abroad, thus contributing to cover production costs.
- A number of long-running series (TV films and soap operas) were confirmed and productions of high quality mini-series related to current affairs and literary classics made. The experimentation aimed at developing totally in-house produced TV dramas continued, as did the selection of projects regarding long series and mini-series through the development and broadcasting of TV Movies as pilots for future series.
- In 2009, the integration of Taodue S.r.l, Italy's leader in quality TV drama production, into the Mediaset Group was completed. As a result of the commercial agreement, Taodue S.r.l. has produced audiovisual projects, specifically TV dramas, for mainly television exploitation purposes for Mediaset Group. In 2009, moreover, Taodue S.r.l., produced the successful film, "Cado dalle Nubi" starring Checco Zalone, distributed by

Medusa Film S.p.A. in November 2009. In a short space of time, the film reached the top few places in the rankings of box-office successes for the 2009-2010 season.

- Mediavivere S.r.l., a subsidiary jointly controlled and managed by R.T.I. S.p.A. and Endemol Italia S.p.A., develops and produces Soap Operas for the Mediaset Group on an exclusive basis. In 2009, Mediavivere S.r.l. produced not only the soap entitled "Centovetrine", now in its 9th series, but also a new fictional series in six instalments called "Tutti per Bruno". The company has also been commissioned to develop new medium and long-running fictional series to be used in 2010.
- In 2009, R.T.I. acquired a shareholding in ARES Film S.r.l., which specialises in the production of Italian fiction series. Among its products are "Onore e Rispetto", "Caterina e le sue figlie", "Io ti assolvo" and "Il Sangue e la Rosa", which have all enjoyed considerable audience share.

Purchase agreements stipulated in 2009 and products acquired

In 2009, R.T.I. S.p.A. continued to focus on the development and improvement of its library of rights.

Among the numerous agreements stipulated and projects developed are:

- the acquisition, in line with existing long-term agreements with American majors, of the following products for the Free TV networks: The Bourne Ultimatum, Espiazione, Un'impresa da Dio, Pirati dei Caraibi 3: Ai Confini del Mondo, Santa Clause è nei Guai, Io sono Leggenda, Happy Feet, Il Cavaliere Oscuro, 10.000 B.C, Flags of Our Fathers, Mio Fratello è Figlio Unico, Giorni e Nuvole, Asterix alle Olimpiadi, Garfield 2, L'Era Glaciale 2: il disgelo, Fantastici 4 e Silver Surfer, Iron Man, Star Trek;
- the acquisition of films available for the Pay TV sector, such as: Mamma Mia!, L'Incredibile Hulk, La Mummia: La Tomba dell'Imperatore Dragone, Wanted: Scegli il tuo Destino, Io sono Leggenda, Il Cavaliere Oscuro, 10.000 B.C, Assassinio di Jesse James per Mano del Codardo Robert Ford;
- the acquisition of rights for first-run TV series for Free TV Pay TV: Royal Pains, Knight Rider, Mentalist, Fring;
- the acquisition of rights for the new seasons of successful TV series for Free TV: Dr House, Heroes, Law & Order: Special Victims Unit, Law & Order: Criminal Intent, 24, Simpsons, Smallville, Nip & Tuck;
- he acquisition of rights for the new seasons of successful TV series for Pay TV, such as: Dr House, Heroes, Law & Order: Special Victims Unit, Law & Order: Criminal Intent, Closer, Smallville, Nip & Tuck;
- the acquisition of the following films from Medusa Film S.p.A. for the current season for Free TV, including: La Ricerca della Felicità, Una Moglie Bellissima, Matrimonio alle Bahamas, Michael Clayton, Come Tu Mi Vuoi;
- the acquisition of the following films from Medusa Film S.p.A. for the current season for Pay TV, including: Burn After Reading: A Prova di Spia, No Problem, Il Cosmo sul comò, La Fidanzata di papà, La Matassa, Un'Estate ai Caraibi;



- the preference for long-running series has led to the development of sequels of successful series such as Distretto di Polizia, R.I.S, and I Cesaroni, which proved particularly popular with viewers in past series;
- the production of a number of high-profile productions in terms of subject, cast and authors, including: Squadra Antimafia 2, I liceali 3, Il peccato e la vergogna, tutti per Bruno, Due mamme di troppo, Fratelli Benvenuti, I delitti del cuoco, Le due facce dell'amore, Fratelli Detective and Angeli e Diamanti;
- of particular relevance was the production of the 9th series of Centovetrine, the Italian soap opera of 230 episodes, which has consistently achieved high ratings. The new episodes of the Buona la Prima 3 and All Stars sit-coms were also produced.

Pay TV: Mediaset Premium

In order to meet the new challenges of the market, R.T.I. S.p.A. has undertaken to reinforce its Pay-TV service, Mediaset Premium, as a complement to its free-to-air business. Specifically, during the year in question, significant investments were made aimed at purchasing exclusive content and improving the quality of customer service.

As in the past, Premium broadcasts all live home and away matches of the main "Serie A" football clubs, all the matches of the UEFA Champions League as well as the exclusive rights to broadcast the matches of the World Cup for Clubs

As of September, the programming for football fans was further improved with the broadcasting of matches in high definition and the live broadcasts of all the matches of Europe League.

Diretta Premium also broadcasts all the goals and the highlights from all the "Serie A" football matches live. This is an exclusive service for the digital terrestrial service. The best of the Premium football offering is also available on mobile telephone terminals as part of the packages offered by TIM and H3G.

In 2009, the company invested to strengthen of Cinema offering of Mediaset Premium, aiming at the combination of the linear worlds, organised by programme schedule, and the non-linear ones, with content organised in a library as their distinctive feature.

In the linear world, the offer has been divided into 4 proposals entirely dedicated to Cinema, with different targets and positions, in order to give a broad-ranging coverage of the genre:

Premium Cinema: the world of previews, of major epics and the most popular stars, dedicated to all those who love cinema with a capital C.

Premium Cinema Emotion: every form of emotion with the most exciting films: romantic and passionate stories, pink comedies and entertaining films for all the family;

Premium Cinema Energy for those who want strong sensations and great cinema: adventure, excitement, science fiction, drama and also humour;

and Studio Universal: great American cinema with the widest selection in existence of classic titles.

The editorial selection for Premium has foreseen the concentration into a selected number of proposals of great richness of content, in order to render the Pay-TV experience simpler, more usable and satisfying.

Overall, and taking into account also the offerings of Joi, Mya and Steel, the Cinema offering includes more than 850 films a month: all the production of Warner and Universal and the best of local film production, thanks to agreements with Medusa and 01 Distribution.

Since the end of 2009, the Cinema offering has also been available on demand in order to meet the new demand for personalisation expressed by viewers.

With the new Premium On Demand service, Premium customers have access to a library with the best of the Premium programming, always available.

The service is available using a new-generation decoder with hard disk on sale in shops.

The Premium On Demand service is included in the Premium Gallery at no additional cost.

Finally, in the autumn of 2009, the offering was further enriched for fans of reality shows, with live broadcasts of the most successful reality programmes, Amici and Grande Fratello, exclusively for Premium customers.

In line with the editorial policy followed in 2009, in the next trading period, Mediaset Premium intends to continue to enrich its programming schedule in linear and non-linear formats, to reach specific targets.

During the course of 2009, Mediaset Premium again showed strong growth, greater than expected, closing the year with over 3.6 million cars activated and valid for the two offerings, Prepaid and Easy Pay. This excellent result came about thanks to the high number of new pre-paid and Easy Pay cards activated in 2009, made possible by the commercial policy of bundling with enabled devices (decoder and CAM), by the promotion of the service and by the progressive conversion of customers from the prepaid to the Easy Pay system.

The prepaid method is used as a tool to draw the public into the world of Mediaset Premium, making it possible to "taste" the offering without commitment.

Once in the Premium world, prepaid customers are gradually passed into the Easy Pay formula, with the aim of creating customer loyalty and maximising the value for the company. The successes of 2009, and the strengthening of the offering in content, are based in part of the expansion of the commercial and distribution activities, trade marketing and customer assistance.

Network Operator

The Mediaset Group signal transport system is owned by its subsidiary Elettronica Industriale and covers 96% of the national population via 1,700 technological towers. The company has also obtained from the competent authorities the licence as network operator for digital multiplexes on terrestrial frequencies and has stipulated agreements in relation to the DVB-H technology-based broadcasting capacity offering.

The principal activities of Elettronica Industriale concern the offer of transmission capacity on its own digital multiplexes and the operation of the networks needed for the distribution and broadcasting of television programmes and the management of traffic to and from the various production centres of the parent company, R.T.I. S.p.A..



The involvement of Elettronica Industriale S.p.A. has been considerable also at the various technical meetings set up by the competent authorities, for the drafting and sharing of the plan for the assignment of frequencies, with the aim of minimising the effects for the use of such a complex and delicate operation. With regard to the transport infrastructure, the implementation of the integrated distribution/contribution network continued; this will make it possible to set up a sophisticated hybrid network over the next two years (Radio Bridge/Optic Fibre) using SDH/IP technology to guarantee high-speed interconnectivity (10 Gbit/s) for all of the Company's operational centres in Italy. Moreover, thanks to the specific architecture, it will offer a greater reliability of the distribution network towards the single distribution centres.

Specifically, all the thoroughfares of the SDH channel have been completed as have been the tests of the various optical fibre rings. During the course of 2009, moreover, the implementation of the new DVBS2 technology for the satellite transport infrastructure has been completed, guaranteeing the back up of all our digital multiplexes at parity of resources involved.

Concerning the infrastructure for network supervision, the new trouble ticketing system has entered service, noting anomalies and requesting interventions in the analogical and DTT networks, formerly adopted for the DVBH network.

The consolidation of the building infrastructure, plant and towers has also continued, in line with the goal of modifying them with regard to new regulations governing safety and to prepare them for forthcoming developments in digital terrestrial.

Digital Terrestrial

The entire Italian generalist television content will be broadcast using digital terrestrial technology by 2012.

The year 2009 saw the conclusion of the second phase of the Switch-off process, with the conversion to digital technology of all the plants of local and national broadcasters operating in western Piedmont, Valle d'Aosta, Trentino Alto Adige, Lazio and Campania, and will continue in line with the calendar set out by the Ministry for Economic Development, which foresees the completion of conversion of the whole of Italy by 2012.

At the end of 2009 27% of italian families watched tv exclusively via digital terrestrial television.

According to a survey undertaken by GFK – Eurisko at the end of November 2009, there are now approximately 13.8 million DTT families. According to the same analysis, more than 15 million DTT receivers were sold between January and December 2009, of which about 6 million comprising integrated idTV television sets, bringing the total number of families in possession of a digital terrestrial receiver to a little less than 22 million. The price of the cheapest interactive decoders has remained around 70 euros, with over 60% of decoders present in Italian home conforming to the DVB MHP interactivity standard and equipped with smart card reader for receiving Pay TV services, including Mediaset Premium.

A range of factors have contributed to confirming the success of digital terrestrial television, including the considerable promotion carried out by all the operators concerned (including the Ministry for Economic Development, the DGTVi and the broadcasters) in the switch-off operation, the constant investments of the operators geared to improving the free and pay-to-view offerings, the continuation of HD transmission experiments and the increased coverage and existing multiplexes.

Moreover, 2009 was the year that the encouraging role of the spread of DTT via televisions with integrated DTT became consolidated. The growing expansion of idTV's will continue to be one of the main drivers for development of digital terrestrial over the next few years, as well as the penetration into the market of hybrid devices (e.g., DTT with Ethernet card).

According to the government calendar concerning switch-off deadlines, by the end of next year, more than 67% of Italian households will have shifted to digital terrestrial technology. In fact, in 2010 the transition to the digital technology is expected to be completed in different regions, including eastern Piedmont (by October 2010), Emilia Romagna, the Veneto and Friuli Venezia Giulia (by November 2010). This is the next important step in the digitalisation process of terrestrial broadcasting by 2012, which may well be concluded before the deadline fixed by the government.

The range of channels currently on offer includes more than 30 channels available in free digital terrestrial mode with national coverage, of which 20 are new channels created for the digital platform compared to the analogical offering. The number of DTT channels is destined to increase in the upcoming years, also thanks to the future development by means of tender of the regulatory obligation to transfer 40% of broadcasting capacity of the MUXs of Mediaset, RAI and Telecom Italia Media to third-party operators. RTI will broadcast on its networks 6 third-party operator channels and, specifically, on the Mediaset 1 multiplex, the following channels: Alphabet, Class News and Coming Soon; and on the Mediaset2 multiplex: Disney Channel, Playhouse Disney and Cartoon Network.

At the end of 2009, there were 10 digital terrestrial multiplexes operating in the country (two exclusively dedicated to DVB-H technology) and 180 multiplexes with local or regional coverage. Since the very beginning in 2003, the Mediaset Group has strongly believed in this new technology and is taking on a major role in the process of the conversion of the Italian television system to digital technology thanks to its skills (recognised also by the competent authorities) and its knowledge of the complex sector.

The Group has committed considerable effort to increasing coverage, as follows:

multiplex Mediaset 1 covers 81% of the population;

multiplex Mediaset 2 covers 75% of the population;

multiplex Mediaset 3 dedicated to the transmission in DVB-H technology covers over 70% of the population.

An extremely important role in the activities to promote and distribute digital terrestrial technology in Italy has been fulfilled by the DGTVI association, which brings together all the national free-to-air broadcasters, including R.T.I. S.p.A., together with the federations of local televisions.

In 2009, digital terrestrial television continued to expand its platform. According to the surveys carried out by GFK Marketing Services Italia in November 2008 - November 2009 about 1.6 million DTT tuners and about 3 million DTT tuners integrated in IDTV or other electronic consumer goods have been sold, bringing the total number of digital terrestrial tuners sold since February 2004 to 11.3 million.

In 2009, there was a progressive migration of the free-to-air network programming to 16:9. Over the course of next year, the start of high-definition broadcasts is planned nationally to raise the quality of the image and offer an increasingly appealing television experience for viewers.


MEDIASET

Finally, in the switch-off areas, RTI S.p.A. has already started HD broadcasts of the generalist networks, along with + I versions, which start an hour later; these are enjoying great success.

Participation in DGTVi, switch-off support and the establishment of Tivù

In 2009, R.T.I. S.p.A., thanks in part to its membership of DGTVI, confirmed its active support for the process of migration from analogical television to digital television, taking the lead in favour of a swift and effective transition in the interest of the entire country.

DGTVi maintained its leadership role in the promotion and distribution of the digital terrestrial technology in Italy. The association that groups all Italian national free-to-air broadcasters, R.T.I. S.p.A. included, as well as local television federations, renewed its commitment for the definition of open and interoperating standards for digital terrestrial receivers and decoders and the promotion and support of the switch-off process. In this context, DGTVI confirmed its readiness to assist local and national operators in the co-ordination of this delicate and important process.

The "stickers" project, launched by DGTVI as a quality certification tool for DTT receivers, has proved to be extremely successful and plays a fundamental role in assisting consumers in the identification of decoders and receivers. During the course of 2009, DGTVi developed two new stickers:

- The "grey sticker" indicating a decoder able solely to provide free programmes but including some important functions such as the automatic indexing of channels (LCN), an electronic guide to programmes (EPG) and updating of software (loader);
- The "gold sticker", which indicates a decoder (and soon televisions too) with HD digital tuner, able to show free-to-air and pay-to-view programmes and interactive services.

During the year almost all television manufacturers joined the agreement with DGTVi to use the stickers (Finlux, Imperial, Innohit, Graetz, LG Electronics, Loewe, Mivar, Panasonic, Philips, Samsung, Sharp, Shinelco, Sony, Telefunken, Telesystem, Toshiba), together with most DTT decoder manufacturers (ADB, Auriga, Cobra, Digiquest, Fracarro, Fuba, Galaxy, Global, Hantarex, Humax, Irradio, Media Shopping, Metronic, Sagem, Samsung, Shinelco, Telesystem, Technoit, Topfield, United, Zodiac). Moreover DGTVi has certified the first DTT HD decoders and provided them with a Gold sticker; one made by ADB and the other by Telesystem.

The work that DGTVI has done with these "stickers" plays a fundamental role in assisting consumers in the identification of decoders and receivers suitable for the reception of the digital terrestrial signal. In addition, they facilitated the development of an open and interoperating digital terrestrial platform for the benefit of all operators involved.

Lastly, in 2008, R.T.I. S.p.A., together with Rai and Telecom Italia Media, established Tivù S.r.l, with the objective of promoting and communicating the digital terrestrial technology through the "Tivù" umbrella brand. Tivù has concentrated its promotional efforts solely in switch-off and has used every means of local contact (press, radio, direct messages, etc.). It has also developed given targeted campaigns broadcast on national networks by its shareholder companies (such as the "Ci Sia-mo!" campaign focusing on the imminent switch-off in Valle d'Aosta, western Piedmont, Trentino Alto Adige, Lazio and Campania). On top of this, in July 2009 Tivù also launched a free satellite television service guaranteeing the same television entertainment offering made available on DTT in areas not yet covered by the digital terrestrial technology. This platform, called Tivù-Sat reached 100,000 users by late 2009, with 6 certified Tivù-SAT decoders (branded ADB, Humax, Telesystem, Fuba, Zodiac and Irradio).

Other activities

Media Shopping

Media Shopping offers shopping options through numerous means and tools: TV (24h channel in digital terrestrial and in satellite digital, daily windows on the Mediaset analogical channels), Internet (www.mediashopping.it), large-scale retail trade (through the agreement with leading retail chains), telemarketing and mail orders. Media Shopping is also present in the main hypermarket chains and operates its own outlet in Rome. During 2009, Mediashopping reached the best results in its history, confirming the succes of the multi-channell vending system and augmenting its gross demand by 73% from 2008.

Production of TV dramas and films

Medusa Film S.p.A. is one of Italy's leading companies in the sector of film distribution with a market share of 14.1% (first place in the ranking of distributors, and up from second place in 2008). In 2009, Medusa stood out once again for the quality of its film library, with 15 films in the top 100 box office successes, and 20 films generating takings greater than 1 million euros. The company produces and distributes Italian and international films in Italy, managing all the phases included in the product's life cycle, from release in the theatres and home video to the transfer of the relevant television rights in every form.

The film market in 2009 was marked principally by two phenomena: on the one hand the growth of the market in box office terms (+4.9% on 2008), and on the other by the drop of share of Italian films in the overall market, which now returns to the historic average usually scored by the Italian film industry (23.4% in 2009 as against 29% in 2008 and 31.7% in 2007).

Box office takings (source Cinetel) amounted to 623 million euros, corresponding to 98.9 million tickets sold as against 99.3 million sold in 2008. The 2009 takings reflect the presence of films screened in 3D, especially as regards American and "commercial" films, which had a higher ticket price (about 2-4 euros more) than ordinary films. This explains why, despite a drop in cinema-goers (a fall of about 350,000), takings went up by about 29 million euros.

The situation current through 2009 seems to confirm the sector's anti-cyclic nature vis-à-vis the general economic scenario. The cost of cinema tickets is considered a bargain compared to other leisure-time options. Moreover, the importance of a "strong" product and the centrality of the cinema as venue for enjoying a film and its basic element as a creation for value for future exploitation seems apparent.

Taodue S.r.l., Italy's leader in the production of quality TV dramas, started producing TV dramas at the end of the '90s, posting positive audience results in many seasons of the Canale 5 programme schedule, with successful productions, such as: Karol, Nassirya, Paolo Borsellino, Maria Montessori, Il capo dei capi, Distretto di polizia, Uno Bianca and Ris. Taodue's main objective is the production of films inspired by real-life events. News items and historical events have been and continue to be the basis for the development of projects, which have enabled the company to stand out in the Italian television market.

Among the most productions made in 2009 were the sequels of the "Distretto di polizia", "Squadra Antimafia", "I Liceali" and "Ris" series, the last being totally renewed by modifying the main cast, the setting, and the title ("Ris Roma-delitti imperfetti").

In 2009, 94 hours of products by TaoDue were broadcast by the Mediaset channels, down from the 74 screened in the previous year.

For 2010, the sequels to the "Distretto di Polizia" and "Squadra Antimafia series are already in production, together with two new series: "Il Commissario" (6 episodes on Prime Time) and "13 Apostolo" (7 episodes in Prime Time).

In 2009, moreover, Taodue S.r.l. produced the successful film entitled "Cado dalle nubi" starring Checco Zalone, distributed by Medusa Film Spa in November 2009. In a short period of time, the film was near the top in terms of box office success for the 1009-2010-film season.

The company is currently working on the second film by Checco Zalone and plans to release the film in cinemas in January 2011.

New Media and Brand Extension

R.T.I. S.p.A. Operates in the setting of multimedia activities through the Interactive Media Management, with the aim of realising services and contents that can be conveyed on different platforms (internet, teletext e telecommunications), promoting content extension initiatives.

R.T.I. S.p.A. operates in the **web** in two different areas:

- **entertainment** through the **Mediaset.it** (www.mediaset.it) website, the point of entry for all Mediaset's web content, and with the video portal (video.mediaset.it);
- **news** with **TG5** (www.tg5.it), **Studio Aperto** (www.studioaperto.it), **TGFIN** (www.tgfin.it), **TG4** (www.tg4.it) and **TGCOM** (www.tgcom.it). In particular, the editorial staff of TGCOM delivers journalistic content for a range of technology platforms, including the Internet, teletext, radio, analogical and digital TV and mobile phones. Since this year, TGCOM is also available on the iPhone. Sports news is offered on **SportMediaset** website (www.sportmediaset.it), produced by Mediaset's team of sports journalists.

In terms of **entertainment**, the video portal (**video.mediaset.it**) is of particular strategic and commercial importance. The site offers most of the television content broadcast the day before via brief clips dedicated to the highlights of the whole programme schedule. On an experimental basis, the proposal of some content in unedited versions has also been offered (e.g., the last episode of "Amici"). This combination between television and Internet not only enables excellent levels of traffic to be attained but has also enabled the concessionaire to introduce new advertising formats, such as the billboard preceding all the videos.

The Reti R.T.I. S.p.A. (**Mediavideo**) **teletext**, first launched on 24 November 1997, is an 800-page multimedia news source with innovative content, graphics and a user-friendly interface. Additional points of strength include differentiation by channel and the up-to-date nature and variety of content. Mediavideo is active on both analogical and digital television.

RTI Interactive Media is also active in the **mobile phone** sector with the aim of delivering innovative content and services to mobile phone users through:

- **brand extension**, aimed at leveraging well-established brands and formats with the TV audience (for example, the interactive game of the *Grand Prix* programme, *info-news* services like "*TG5 sms*" and "*TG5 mms*", news video content produced by *TGCOM*);

- **interactivity**, aimed at creating interactive moments between viewers and television programmes (for example *voting*).

Licensing, Merchandising and publishing products

The consolidation of the licences portfolio through identifying potentially strong brands derived from cartoons bought by the Rights acquisition department, but also from entertainments programmes and TV dramas for which rights are available, and of which there is a reasonable certainty of programming with the planning of launches in line as much a possible with the television offering.

The sales activity, which is registering increases in terms of client numbers, the number of licences purchased per client and the absolute value of guaranteed minimums requested, is marked the most by and draws nourishment from the considerable support activities offered client companies: given that the business model for the sale of licences of greatest importance foresees the start of all positioning activities and the sale with an advance of at least 12 months with respect to the broadcasting of the product, making it possible to make a careful choice of partners that guarantee the greatest reliability in terms of quality and respect of deadlines for the development and sale of products, as a result actions to promoted licences at all levels are undertaken:

- as far as the trade is concerned, regular meetings are held with leading chains (Auchan, Sma, Coop, Esselunga, Conad, Carrefour, Despar, Finiper) in order to present the properties, the licensees and the sectors of goods of interest, the anticipated promotional activities above and below the line; immediately gaining positive results that have facilitated and increased the sell actions for client companies;
- moreover, in addition to the usual and necessary participation in the most important licensing markets, like New York, Tokyo and Cannes, the participation in other fairs in which opinion leaders in the world of mangas are numerous (Lucca Comics, Mantova Comics, Cartomics) have also proved to be extremely satisfying, together with the organisation of gaming events to present the licences for the use of the characters, *cosplayers* to appeal to and interest children and educators, the creation of events in shopping centres to present the public (and commercial outlets) with the products in a more interactive and dynamic fashion, with evident results in terms of increase of vists to these centres and of sell-outs.

In substance, we are making every effort that can help our clients in their sales activities, since our earnings are directly proportional to their takings.

International advertising

For the purpose of interpreting and further developing the international advertising market, which is increasingly characterised by the formation of business combinations and continuous shifts in the decision-making centres, in 1996 the Mediaset Group assigned to **Publieurope Ltd.** the task of organising and managing adequate activities in Europe with the objective of generating additional revenues from the following sources:

- searching for new business opportunities in other countries;
- constant contacts with the headquarters of multinationals.

The beneficiaries of this activity are in the first place the Group's networks – Canale 5, Italia 1, Retequattro and Telecinco – but also other networks that rely on the same company for the sale of their advertising space slots outside Italy. Publieurope has, in fact, over time developed an attractive portfolio of media, providing international advertisers with the possibility of gaining access, in addition to the Group's networks, also to the German networks **Pro7, Sat I, Kabel I, N-24** and **DSF**, which together account for approximately 31% of Germany's total audience share, and the British **Channel 4 Corp**, with approximately 16% of Britain's commercial audience made available for contact to interested advertisers. The product portfolio also includes Mondadori Pubblicità magazines and the new media, such as the Group's digital and theme-based channels, a number of websites, Mediavideo and the numerous initiatives linked to sports events.

The commercial activities, carried out from the offices located in **London, Munich, Paris** and **Lausanne**, in collaboration with Publitalia'80 and Publiespaña, posted excellent results that consolidated the trend registered in recent years. Given the nature of Publieurope's core activity, its contribution to the Group's results is not especially significant if considered alone, because, on the total volume of sales managed by Publieurope, about 62% of which concerns Group networks and media, the advertising space sold to international advertisers is mainly directly billed by the relevant national agencies.

Spain

Mediaset is the majority shareholder of Telecinco, the Spanish television group managing the television network of the same name, which began broadcasting activities in 1990. Currently, Telecinco is one of Europe's most profitable television groups.

The company is listed on the Madrid Stock Exchange and is included in Ibex 35, the index of Spain's top 35 companies.

The Telecinco Group operates in Spain as an integrated television group in the following segments:

- **Advertising**

  (Publiespaña)
- **Advertising on non-television media owned both by the Group and third parties**

  (Publimedia)
- **Analogical generalist television**

  (Telecinco)
- **Multichannel**

  Free-to-air theme-based channels *(La Siete, Canal Factoría de Ficción)*
- **Press Agency**

  (Atlas)
- **Teleshopping**

  (Publieci Television)
- **Internet**

  (by means of Conecta5, a fully owned company)

The advertising market

The Spanish television advertising market is the fifth largest in Europe. It ranks second, after Italy, by incidence of television on the total of investments made in traditional media (based on Infoadex data, the percentage is 42.2%).

In 2009, the Spanish economy was marked by a sharp fall that had a negative influence on advertising investments in all the traditional media. Advertising revenues for television dropped 23% in the year that has just closed, despite the improvement that appeared in the last quarter, which only partly compensated the fall in advertising investment , which in the first 9 months was more than 30%. Advertising revenues for the television of the Telecinco Group, generated through its subsidiary Publiespaña, dropped 33.8%, despite the average trend of the market of 23.2%.

Media	2009		2008		Change
	EUR m	share %	EUR m	share %	%
Press	1,243	22.1%	1,612	22.7%	-22.9%
Television	2,309	41.1%	2,988	42.1%	-22.7%
Other tv Channels	9	0.2%	38	0.5%	-76.0%
Magazine	402	7.1%	617	8.7%	-34.9%
Radio	537	9.6%	642	9.0%	-16.3%
Outdoor	401	7.1%	518	7.3%	-22.6%
Cinema	15	0.3%	21	0.3%	-26.7%
Thematic Channels	50	0.9%	56	0.8%	-10.9%
Internet	654	11.6%	610	8.6%	7.2%
Total Market	**5,621**	**100.0%**	**7,103**	**100.0%**	**-20.9%**

The performance of the Spanish television market has in recent years also been marked by the further accentuation of the fragmentation resulting from the progressive shift to the digital network.

On top of Telecinco, there are also:

- the public Televisione Española group with two networks (TVE1 and TVE2);
- three private commercial broadcasters, Antena 3, Cuatro and La Sexta;
- a federation of local broadcasters (autonomicas) grouped under the La Forta brand;
- the digital satellite pay tv platform Digital+, with approximately 2 million subscriptions, the cable tv Ono with about 1 million subscribers, and Imagenio, the IPTV owned by Telefonica, which counts more than an half million of subscribers.

During 2010 this scenario is going to change, due on the other hand to the suppression of advertising on the public broadcasting channels approved by the Spanish government as of 1 January 2010, and to the coming into force of Law 7/2009 permitting in Spain as well as in the other european marktes, a major consolidation into the sector, as showned by the operation between Telecinco and Prisa, announced at the end of 2009.

Telecinco: broadcasting and audience

During 2009 Telecinco is the first private television channel in Spain, the most watched in the 24 hours and in the main time brackets, like the Prime Time in which it attended an annual average share of 16.2%

For the sixth consecutive year, the Group have attained the leadership in the 24 hours and in Prime Time on the commercial target. This one is going acquire more relevance., due to the new audio-visual scenario born after the end of the year.

In 2009, Telecinco gained an average 15.1% share of the total individuals in the 24 Hour band, maintaining its lead amongst the commercial channels, 0.4% ahead of Antena 3 (14.7%).

Thanks to its own aggressive programming, TVE-1 took the lead in the period under examination with an average share of 16.4%.

As for the Day Time band, the share totalled 14.5%, struggling during the afternoon periods but maintaining a competitive position towards other broadcasters and recovering in the wake of the low point of April 2009. In Prime Time, instead, the group maintains the leadership among the commercial broadcasters, leading Antena 3 by 2.3%, while the absolute leader is TVE-1 with 16.7%.


PRIME TIME
% INDIVIDUAL SHARE
22.3
23.1
23.5
21.4
20.9
20
16.2
18.6
18.3
17.4
17.2
15.4
15
2003
2004
2005
2006
2007
2008
2009
Telecinco
Tve
Antena3
Forta

Again among commercial channels, the group took the lead in audience in all three time bands.

In the 24 Hours band, Telecinco reached 15.5% of audience share compared to 15.3% obtained by Antena 3 and 13.8% by TVE 1, a competitive advantage that is even stronger if compared to Prime Time data, where the Mediaset Spanish network led with 16.4% against 14.9% of Antena 3 and 14.4% of TVE 1.


24 hours - COMMERCIAL TARGET
% INDIVIDUAL SHARE
24.6
25.3
24.7
23.1
22.5
19.6
15.5
20.4
21.4
19.9
17.4
16.7
15.3
14.9
12.5
11.6
11
10.5
2003
2004
2005
2006
2007
2008
2009
Telecinco
Tve1
Antena 3
Forta

As the table below shows, in 2009 Telecinco maintained its quota of in-house products, which shifted from 85.8% to 85.4% in the year that has just closed.

Telecinco Broadcasted contents (hours)	2009		2008		Changes	
Film	475	5.4%	502	5.7%	(27)	-5.4%
TV Movies, Mini-series e Telefilm	531	6.1%	463	5.3%	68	14.7%
Cartoons	273	3.1%	279	3.2%	(6)	-2.2%
Total TV Rights	**1,279**	**14.6%**	**1,244**	**14.2%**	**35**	**2.8%**
Quiz-game-show	2,192	25.0%	1,773	20.2%	419	23.6%
Sport	82	0.9%	189	2.2%	(107)	-56.6%
Documentaries and others	3,106	35.5%	2,749	31.3%	357	13.0%
News	1,459	16.7%	1,684	19.2%	(225)	-13.4%
Fiction	601	6.9%	1,094	12.5%	(493)	-45.1%
Others	41	0.5%	52	0.6%	(11)	-21.2%
Total in-house productions	**7,481**	**85.4%**	**7,541**	**85.8%**	**(60)**	**-0.8%**
Total	**8,760**	**100.0%**	**8,785**	**100.0%**	**(25)**	**-0.3%**

Multichannel

Thanks to its Broadcasting Station, Telecinco can rely on a digital platform able to distribute and receive audiovisual content via satellite, fibre optics, mobile network and ADSL.

Thanks to the ratification of the law authorising the introduction of digital terrestrial television in Spain, Telecinco has, along with the other television operators, obtained the concessions relative to the broadcasting of two new digital channels to be added to simulcast broadcasting on the DTT multiplexes of the generalist channels:

- La7 (La Siete), generalist channel dedicated to a young audience with a sensible interest to the new technologies;
- FDF (Factoría de Ficcion), characterised by a scheduling focused on Spanish and international fiction.

During the month of September, the Group launched a new programming strategy in the digital channels as a result of the imminent switch-off of the analogical networks, planned for 2nd April 2010, in order to consolidate the audience shares of its own DTT channels.

La Siete has gained an audience of 0.87% in the 24 Hours band in December, a rise on the June 2009 figure of 0.38%. With this increase, the channel overtakes Nova, the second digital channel of the Antena 3 group, which had a share of 0.86%.

The Group's second digital channel, Factoría De Ficción (FDF) increased its audience from 0.26% in June 2009 to 0.77% by year's end.

Acquisition of television rights

In 2009, Telecinco maintained its investments in audiovisual rights in order to support the network's future audience, with particular attention being paid to Spanish TV dramas. On the basis of the current regulations that oblige Spanish television operators to invest 5% of operating revenue in Spanish and European film production, Telecinco via its subsidiary, **Telecinco Cinema SAU**, transformed this obligation into an entreprenurial opportunity, and is engaged since the latest years into the production of quality films. In particular, in 2009 it is worth noting *"Agora"* (the most popular film of the year with box office takings of 21 million



euros), "*Celda 211*" and "*Spanish Movie*" (respectively 12 and 7.5 million euros) which acquired market share of about 39% in terms of viewers. In particular, "*Celda 211*" and "*Agora*" won prizes at the international festivals of Cannes, Venice and Toronto, as well as 15 of the 28 Goya awards available.

In 2010, it is planned to distribution a series of films, "*El Mal Ajeno*", "*Verbo*" and "*Rabia*", already produced over 2009, and to produce a major new film with Juan Antonio Bayona, director of "*El Orfanato*", which will have an exceptional international cast. Currently in production are "*No habra paz para los malvados*", "*Agnosia*" and "*Lo mejor de Eva*".

Equity investments

Mediaset, through some of its equity investments, leads the industry of content and television format production and its own development strategy on the international television high-potential markets (Maghreb, China and Spanish-speaking areas of North America). With reference to the first item, the most important equity investment is represented by the stake in Endemol Group through the investment in Edam Acquisition Holding I Cooperatief U.A., an international consortium jointly owned with Cyrte and the merchant bank Goldman Sachs. In July 2007, this company finalised the acquisition of the controlling stake of Endemol B.V., parent company of the Endemol Group.

Endemol is Europe's leading independent television production company. In a short time, the company has managed to become a leader in the Spanish and international production of entertainment and TV drama programmes, with productions that are regarded a part of the world's television history. The company produces more than 15,000 hours of programmes every year.

Endemol is based in the Netherlands and has branches and joint ventures in 25 countries around the world, scattered in all five continents: France, Italy, Germany, Spain, United Kingdom, the Netherlands, Denmark, Norway, Belgium, the United States, South Africa, Australia, Argentina and Brazil (to mention just some).

Thanks to its library of rights containing 1,400 formats, Endemol is in a position to satisfy the growing demand for TV drama products (series, mini-series and soap operas) and entertainment products (reality shows, game shows, talk shows, talent shows, makeover shows, etc...), without overlooking the need to adapt global content to the style and needs of each single country. Endemol relies on one of the world's most important creative laboratory, through which it constantly develops new television proposals. It attentively studies how to match programmes with the specific needs of each single market and it also carries out market research in order to understand to what extent the original products can be marketed in foreign countries. The company manages the Group's format catalogue and purchases programmes in the main international markets. This activity enables it to consistently monitor the production of international formats and their rating.

ANALYSIS OF THE RESULTS BY GEOGRAPHY AND ACTIVITIES

Below there is given the analysis of the of the Consolidated Income Statement, Balance Sheet and financial situation, highlighting separately the contributions to the Group results of the two geographical areas of activity, Italy and Spain and the breakdown of the revenues and the results of the main activity segments included in these areas

The form and content of the Income Statement, Balance Sheet and Funds Flow Statement given below have been reclassified compared to those contained in the successive Financial Statements Tables in order to highlight some intermediate results levels and the Balance Sheet and financial aggregations that are believed to be the most significant in understanding the operational performances of the Group and of the individual Business Units. For those groupings not yet foreseen by EU GAAP, there are supplied, in conformity with the indications given in the Consob Communication n° 6064293 of 28 July 2006 and in the CESR Recommendation of 3 November 2005 (CESR/o5-178b) regarding alternative performance indicators ("Non GAAP Measures"), the descriptions of the criteria used to prepare them and the specific notes to refer to the items contained in the obligatory tables.

As already highlighted, starting from the Interim Report at 30 June 2009, in the following tables the accounting impacts at consolidated level of the partnership between RTI and 21 Partners, which on 30 June 2009 brought about the exit from the consolidation perimeter of the companies Medusa Cinema and Multicinema, together with the reclassification of the financial contribution to the net results for the period being looked at and for those of the comparative periods, generated by the ceded activities, as laid down by IFRS 5 – Discontinued Operations, are shown separately in the Group Income Statement, in the line *Net result of discontinued operations* and in the Funds Flow Statement in the item *Changes in the consolidation area.*

Financial Results

In the following Consolidated Income Statement by type there are shown the intermediate results of EBITDA, of the Result from normal operations and of EBIT.

EBITDA is the difference between the net consolidated revenues and the operating costs, gross of the costs of a non-monetary nature relative to amortisation, depreciation and write-downs, net of any reinstatement of value, of current and non-current assets.

The Result from normal operations is arrived at by subtracting from EBITDA the costs of a non-monetary nature relative to amortisation, depreciation and write-downs, net of any reinstatements of value, of current and non-current assets.

EBIT is obtained by considering, as well as the Result from normal operations the cost and revenue components generated by any disposals of amounts of consolidated shareholdings which, due to the nature of the operation and the relevancy of the value involved are to be considered as non-recurring.

As already highlighted in the previous Reports, the valuation with the Net Equity method of the shareholding of 33.3% in Edam is taken, at the geographic sector information level, into the Income Statement of the Spain Area, because this shareholding is owned by Mediacinco Cartera, a company that is consolidated on a line by line basis by Gestevision Telecinco.

(values in million Euros)

Mediaset Group: Income statement	**2009**	**2008**
Total consolidated net revenues	**3,882.9**	**4,199.5**
Personnel expenses	507.6	508.6
Purchases, services, other costs	1,593.3	1,550.1
Operating costs	**2,100.9**	**2,058.7**
EBITDA	**1,782.0**	**2,140.9**
Rights amortisations	1,026.8	984.5
Other amortisations and depreciations	153.8	172.7
Amortisations and depreciations	**1,180.6**	**1,157.2**
Operating profit	**601.5**	**983.6**
Gain/(Losses) from disposal of equity investments	-	-
EBIT	**601.5**	**983.6**
Financial income/(losses)	(28.8)	(80.3)
Income/(expenses) from equity investments	(124.4)	(209.1)
EBT	**448.4**	**694.2**
Income taxes	(142.5)	(132.0)
Net profit from continuing operations	**305.8**	**562.1**
Net profit from discontinued operations	(0.6)	3.2
Minority interests in net profit	(32.8)	(106.3)
Mediaset Group net profit	**272.4**	**459.0**

The following table gives the percentage on the consolidated net revenues of some significant items in the Group Income Statement.

	2009	**2008**
Total consolidated net revenues	**100.0%**	**100.0%**
Operating costs	54.1%	49.0%
EBITDA	45.9%	51.0%
Amortisation, depreciation and write-downs	30.4%	27.6%
Operating profit	**15.5%**	**23.4%**
EBIT	**15.5%**	**23.4%**
EBT	**11.5%**	**16.5%**
Mediaset Group net profit	**7.0%**	**10.9%**
Tax rate (EBT %)	31.8%	19.0%

The analysis of the Income Statement is provided below, carried out by separately highlighting the financial contribution generated at the operations level by the activities in the two geographical areas: Italy and Spain. It should be noted that in order to succinctly highlight the contribution to generation of the Group's results in the two geographical areas of operation, the Income Statement regarding the operations carried out in Italy is already shown net of the amount of dividends received from Gestevision Telecinco.

Analysis of the results by geography: Italy

Below is the summarised Income Statement of the Meadiaset Group, relative to domestic activities:

(values in million Euros)

Italy: Income statement	2009	2008
Total consolidated net revenues	**3,228.8**	**3,218.8**
Personnel expenses	426.7	418.7
of which non recurring revenues		
Purchases, services, other costs	1,311.9	1,234.9
Operating costs	**1,738.6**	**1,653.6**
EBITDA	**1,490.2**	**1,565.2**
Rights amortisations	865.3	803.7
Other amortisations and depreciations	146.2	164.7
Amortisations and depreciations	**1,011.5**	**968.4**
Operating profit	**478.7**	**596.8**
Gain/(Losses) from disposal of equity investments	-	-
EBIT	**478.7**	**596.8**
Financial income/(losses)	(32.0)	(77.0)
Income/(expenses) from equity investments	(1.2)	(33.3)
EBT	**445.5**	**486.6**
Income taxes	(166.7)	(108.9)
Net profit from continuing operations	**278.9**	**377.7**
Net profit from discontinued operations	(0.6)	3.2
Minority interests in net profit	(9.2)	(2.7)
Mediaset Group net profit	**269.0**	**378.1**

The following table gives the percentage on the consolidated net revenues of some significant items in the Income Statement.

	2009	2008
Total consolidated net revenues	**100.0%**	**100.0%**
Operating costs	53.8%	51.4%
EBITDA	46.2%	48.6%
Amortisation, depreciation and write-downs	31.3%	30.1%
Operating profit	**14.8%**	**18.5%**
EBIT	**14.8%**	**18.5%**
EBT	**13.8%**	**15.1%**
Mediaset Group net profit	**8.3%**	**11.7%**
Tax rate (EBT %)	37.4%	22.4%

The following tables show, for the two comparative periods, the contribution to the Revenues and the EBIT of the Italian activities at ***activity sectors*** level identified based on the characteristics of the products and services offered and of the external and/or internal reference markets, also taking into account their quantitative relevancy.

The sectors shown are the following:

- ***Free To Air Television***, the Group's traditional core business, includes the operations related to the advertising intake and programme scheduling for the three national generalist networks currently broadcast in analogical mode and of the owned, non-encrypted, channels broadcast in digital terrestrial technology.
- ***Mediaset Premium,*** relating to the supply of pay television events and programmes identified with the same brand name.


12g3-2(b)
MEDIASET

- ***Network Operator***, activities linked to the management of the broadcasting network for the transporting and broadcasting of the analogical signal of the owned non-encrypted channels and the digital terrestrial broadcasting platforms (multiplex), including the network open to the main mobile telephone companies allocated as a vehicle for the offer of mobile phone digital terrestrial television with DVB-H technology.
- ***Other activities,*** ancillary to the main one: multimedia, non-television advertising concessions, *Mediashopping*, publishing activities, licensing and merchandising, movie distribution (pertaining to Medusa Film) and the activities regarding the production and marketing of movies, mini-series and TV fiction headed by TaoDue S.r.l. As already stated, the multiplex movie theatre activities, formerly included in this group of activities, due to the sale that took place on 30 June 2009, were reclassified in *Net result from discontinued operations*.

Revenues ***Business segments breakdown***	2009	2008	Changes	*% Changes*
Free-to-air tv	2,350.9	2,534.2	(183.3)	-7.2%
Mediaset Premium	560.6	403.7	156.9	*38.9%*
Network Operator	219.0	190.8	28.2	*14.8%*
Other	424.6	371.5	53.1	*14.3%*
Intracompany Eliminations	(326.4)	(281.4)	(45.0)	*-16.0%*
Total	**3,228.8**	**3,218.8**	**10.0**	***0.3%***

Operating Profit ***Business segments breakdown***	2009	2008	Changes	*% Changes*
Free-to-air tv	515.8	666.1	(150.3)	-22.6%
Mediaset Premium	(70.8)	(60.9)	(9.9)	*-16.3%*
Network Operator	22.7	10.8	11.9	*110.2%*
Other	52.4	15.9	36.5	*n.s.*
Intracompany Eliminations and Adjustments	(41.3)	(35.0)	(6.3)	*-18%*
Total	**478.7**	**596.8**	**(118.1)**	***-19.8%***

The Revenues and Results of each sector are shown gross of inter-sector transactions, which are shown separately in the relevant reconciliation tables. These transactions are relative to the sale of assets and to the exploitation of services supplied or received, between the various business units.

Specifically, inter-sector relations mainly refer to the following areas:

- Revenues generated by the Network Operator business unit, relative to the exploitation of the use of the analogical broadcasting network by the non-encrypted TV channels and of the broadcasting capacity of digital multiplexes used for the transmission of Mediaset Premium and of the non-encrypted channels broadcast in digital terrestrial technology.

- Revenues and internal margins, subject to adjustment on consolidation, generated by the sale by Medusa Film and Taodue, respectively, business units included among *Other activities*, of the exploitation of the *free to air* or *pay per view* rights and of TV films and fiction.

The following analyses give the Income Statements for each of the activity areas.

Free to Air	**2009**	**2008**	**Changes**	***% changes***
Mediaset Networks gross advertising revenues	2,633.7	2,881.1	(247.4)	-8.6%
Digital Networks gross revenues	10.3	7.9	2.4	30.4%
Other television revenues	99.0	74.4	24.6	33.1%
Agency discounts	(392.1)	(429.2)	37.1	8.6%
Total Revenues	**2,350.9**	**2,534.2**	**(183.3)**	**-7.2%**
Personal costs	352.4	350.8	1.6	0.5%
Operating costs	735.9	785.3	(49.4)	-6.3%
Rights amortisations	598.2	588.8	9.4	1.6%
Other amortisations and depreciations	67.3	77.5	(10.2)	-13.2%
Inter-segment operating costs	81.2	65.7	15.5	23.6%
Total costs	**1,835.1**	**1,868.1**	**(33.0)**	**-1.8%**
Operating Profit	**515.8**	**666.1**	**(150.3)**	**-22.6%**
% on revenues	*21.9%*	*26.3%*		

The lower operating result achieved by the **Free-to-Air TV** business unit is mainly due to decreased advertising sales, as previously mentioned. This trend is offset by a 1.8% reduction in total television costs (including amortisation, depreciation and write-downs) achieved through the implementation of a stringent cost control policy on personnel, programme scheduling and infrastructures, and an increase in other revenues mainly resulting from higher content multiplex reselling activities.

It is highlighted that the item *Other revenues from television,* includes inter-sector revenues amounting to 2.6 million Euros (1.9 million Euros in the same period of 2008). The inter-*sector costs* of the *TV Free to Air* Business Unit, on the other hand, mainly refer to the use of the broadcasting network, net of the exploitation for the use of publishing content, services and technical infrastructures provided to other Business Units.

Mediaset Premium	**2009**	**2008**	**Changes**	***% changes***
Smart cards and subscriptions revenues	311.5	199.1	112.4	56.5%
Gross advertising revenues	29.8	13.1	16.7	127.5%
Other revenues	223.5	192.9	30.6	15.9%
Inter-segment revenues	(4.2)	(1.5)	(2.7)	-180.0%
Total Revenues	**560.6**	**403.7**	**156.9**	**38.9%**
Personal costs	14.6	8.8	5.8	65.9%
Operating costs	302.6	196.7	105.9	53.8%
Other amortisations and depreciations	267.0	217.4	49.6	22.8%
Inter-segment operating costs	47.3	41.7	5.6	13.4%
Total costs	**631.5**	**464.6**	**166.9**	**35.9%**
Operating Profit	**(70.8)**	**(60.9)**	**(9.9)**	**-16.3%**
% on revenues	*-12.6%*	*-15.1%*		

In relation to Mediaset Premium television activities, revenues from the sale of cards, recharges and subscriptions totalled 311.5 million Euros, up sharply from the 199.1 million Euros recorded for the same period in 2008. It should be noted that the component relative to revenues from the sale to distributors of cards and recharges (and, similarly, also the industrial direct costs and distribution costs) are allocated based on the duration of residual validity of the cards sold which were not recharged and the recharges. In the same period, revenues from this area of operation also included, for the portion relative to the year under analysis, income of 223.5 million Euros from the sale of encrypted television rights to other platforms (192.9 million Euros during the same period of the prior year).

The higher costs mainly pertain to the acquisition of new customers, with a greater impact of the Easy Pay component, and higher amortisation of the rights deriving from contracts, effective from the third quarter, relative to the football matches of Italy's main football clubs for the new 2009-2010 "Serie A" season, which had been acquired in the previous year. Despite the higher impact of this component during the second half of the year, continued growth in revenues enabled the achievement of a fourth quarter operating result in line with that of same period of the prior year.

Network Operator	**2009**	**2008**	**Changes**	***% changes***
Revenues towards third parties	87.5	74.5	13.0	*17.4%*
Other revenues	6.2	5.3	0.9	*17.0%*
Inter-segment revenues	125.4	111.1	14.3	*12.9%*
Total Revenues	**219.0**	**190.8**	**28.2**	***14.8%***
Personal costs	35.9	34.8	1.1	*3.2%*
Operating costs	102.2	94.2	8.0	*8.5%*
Other amortisations and depreciations	58.3	51.1	7.2	*14.1%*
Total costs	**196.3**	**180.1**	**16.2**	***9.0%***
Operating Profit	**22.7**	**10.8**	**11.9**	***110.2%***
% on revenues	***10.3%***	***5.6%***		

The higher operating result is mainly attributable to greater revenues generated through use of the broadcasting capacity of digital networks.

Other	**2009**	**2008**	**Changes**	***% changes***
Multimedia	20.5	21.0	(0.5)	*-2.4%*
Mediashopping	61.2	35.7	25.5	*71.4%*
Production and distribution towards third parties	104.7	108.4	(3.7)	*-3.4%*
Production and distribution inter-segment	198.4	168.4	30.0	*17.8%*
Other / Eliminations	39.8	37.9	1.9	*5.0%*
Total Revenues	**424.6**	**371.5**	**53.1**	***14.3%***
Personal costs	24.0	24.4	(0.4)	*-1.6%*
Operating costs	212.3	199.3	13.0	*6.5%*
Other amortisations and depreciations	129.0	123.8	5.2	*4.2%*
Inter-segment operating costs	6.9	8.1	(1.2)	*-14.8%*
Total costs	**372.2**	**355.6**	**16.6**	***4.7%***
Operating Profit	**52.4**	**15.9**	**36.5**	***n.s.***
% on revenues	***12.3%***	***4.3%***		

The item Other includes revenues from international advertising licences, sports billboards, licensing and merchandising, and home video rights management.

Revenues deriving from production and distribution activities are carried out by Medusa Film and TaoDue; the relative inter-segment revenues are generated by the sale of free-to-air and pay rights by Medusa Film and by the production of films and televisions dramas by Taodue (company consolidated starting from second quarter 2008), destined for sale and use on Mediaset networks and recorded based on the relevant stage of completion.

All of the elements that are included in this aggregate item recorded significant improvement in their respective operating results in 2009.

Analysis of the results by geography: Spain

Below is the Income Statement of the Spanish activities, which coincide with the consolidated data of the Telecinco Group:

(values in million Euros)

Spain: Income statement	2009	2008
Total consolidated net revenues	**656.3**	**981.9**
Personnel expenses	79.5	89.2
Purchases, services, other costs	284.9	317.0
Operating costs	**364.4**	**406.2**
EBITDA	**291.8**	**575.7**
Rights amortisations	161.5	180.8
Other amortisations and depreciations	7.6	7.9
Amortisations and depreciations	**169.1**	**188.8**
Operating profit	**122.8**	**386.9**
Gain/(Losses) from disposal of equity investments	-	-
EBIT	**122.8**	**386.9**
Financial income/(losses)	3.2	(3.4)
Income/(expenses) from equity investments	(123.1)	(175.9)
EBT	**2.8**	**207.6**
Income taxes	24.1	(23.1)
Net profit from continuing operations	**27.0**	**184.5**
Net profit from discontinued operations	-	-
Minority interests in net profit	21.5	26.8
Mediaset Group net profit	**48.4**	**211.3**

The following table gives the percentage on the consolidated net revenues of some significant items in the Spanish Income Statement.

	2009	2008
Total consolidated net revenues	**100.0%**	**100.0%**
Operating costs	55.5%	41.4%
EBITDA	44.5%	58.6%
Amortisation, depreciation and write-downs	25.8%	19.2%
EBIT	**18.7%**	**39.4%**
EBT	**0.4%**	**21.1%**
Mediaset Group net profit	7.4%	21.5%
Tax rate (EBT %)	n.s.	11.1%

The following table shows the detail of the revenues of the Telecinco Group highlighting its most significant components:

(values in million Euros)

	2009	2008	Changes	% Changes
Television advertising revenues	605.3	923.7	(318.4)	-34.5%
Other advertising revenues	14.0	11.2	2.9	25.9%
Gross advertising revenues	**619.3**	**934.9**	**(315.6)**	**-33.8%**
Agency discounts	(29.5)	(42.3)	12.8	30.2%
Net advertising revenues	**589.8**	**892.6**	**(302.8)**	**-33.9%**
Other revenues	66.5	89.3	(22.8)	-25.6%
Total net consolidated revenues	**656.3**	**981.9**	**(325.6)**	**-33.2%**

The trend in revenues reflects the aforementioned decrease in ***gross advertising revenues*** relative to Telecinco, equal to **-33.8%**. Conversely, ***other gross advertising revenues***, including advertising sales for theme-based channels, television channels broadcast in digital terrestrial technology and non-television media (internet and Teletext), recorded a sharp increase of 25.9%.

Even the trend of ***other revenues*** (-25.6%), was affected by the impacts of the economical turmoil, on revenues item such as phone traffic generated income and merchandising. During the last quarter of the year, these revenues grew thanks to the positive box office results of films produced by Telecinco Cinema, such as: *Agora*, *Celda 211* and *Spanish Movie*.

	2009	2008	Changes EUR m	% Changes
Operating costs	**533.5**	595.0	-61.5	-10.3%
Personnel expenses	**79.5**	89.2	-9.7	-10.9%
Purchases, services, other costs	**284.9**	317.0	-32.1	-10.1%
Rights amortisations	**161.5**	180.8	-19.3	-10.7%
Other amortisations and depreciations	**7.6**	7.9	-0.3	-3.8%

Total costs for the Telecinco Group decreased 10.3% against the same period of the previous year, following the implementation of a cost control policy by the Group. This result reflects the consolidated skill of the Group, enabling to carry on a severe television cost control policy, other then the impact the impact of the reversal of provisions for risk for EUR 42 million. In both two years, excluding this component, costs nevertheless declined by 4.3%. During 2009, starting from September costs (related to the compulsory contribution amounting to 3% of gross revenues of Gestevision Telecinco due to RTVE, on the basis of new dispositions introduced by the Law 8/2009 of 28 August 2009, which prohibited RTVE to sell advertising spaces starting from 1st September 2009) have been accounted.

As of 31 December 2009, ***EBIT*** for Spain amounted to 122.8 million Euros, down from 386.9 million Euros in 2008; ***operating profitability*** is confirmed as one of the highest among European television groups at 39.4%.





An analysis of the other items of the Income Statement with reference to the entire Mediaset Group is provided below.

	2009	2008	Changes EUR m	Changes %
Financial (income)/losses	**-28.8**	-80.3	51.5	64.1%

The lower financial costs during the period under analysis mainly reflected the reduction in average cost of debt as a result of the market rates trend.

	2009	2008	Changes EUR m	Changes %
Income/(expenses) from equity investments	**-124.4**	-209.1	84.7	40.5%

The improvement in income from equity investments is mainly due to the valuation of the 33% stake held in Edam, holding that heads the activities of the Endemol Group, which during the period under analysis recorded an expense of 110.3 million Euros (168.0 million Euros in 2008).

This result also includes the pro-quota amount (approximately 91 million Euros) of goodwill write-down in Edam at the consolidated level, as part of the annual impairment test required as a result of lower value-in-use amounts calculated for related assets, due to revision of the multi-year plans approved by the Group. The 2008 impairment write-down resulted in an expense of approximately 122 million Euros for the Group.

	2009	2008	Changes EUR m	Changes %
EBT	**448.4**	694.2	-245.8	-35.4%
Income taxes	**-142.5**	-132.0	-10.5	-8.0%
Tax Rate (%)	*31.8%*	*19.0%*		
Net profit from discontinued operations	**-0.6**	3.2	-3.8	-118.8%
Minority interests in net profit	**-32.8**	-106.3	73.5	69.1%
Net profit	**272.4**	459.0	-186.6	-40.7%

As already mentioned, the consolidated tax rate in 2008 benefited from the recognition of net revenues for 53.5 million Euros, as a result of participation in the optional tax redemption regime introduced in Italy through the 2008 Budget Law. It should also be noted that for Spanish assets, in 2009, the tax benefits connected to the deductible nature of investments in audiovisual media carried out pursuant to Spanish legislation generated net tax income, with profits before taxes for the Telecinco Group essentially breaking even.

As detailed in the table below, the net result from discontinued operations includes revenues relative to the first half of 2009 and to 2008 from multiplex management activities sold at 30 June 2009. For 2009, this item also includes a capital gain of 1.2 million Euros, recognised, according to IFRS 5, as at the transaction date, as the difference between the Fair Value less sales costs and the net book value of the assets sold.

	2009	**2008**
Total consolidated net revenues	**30.4**	**52.3**
Personnel expenses	(6.3)	(10.5)
Purchases, services, other costs	(23.8)	(38.0)
Operating costs	**(30.0)**	**(48.5)**
EBITDA	**0.3**	**3.8**
Rights amortisations	-	-
Other amortisations and depreciations	(1.1)	(2.9)
Amortisations and depreciations	**(1.1)**	**(2.9)**
Operating profit	**(0.8)**	**0.9**
Gain/(Losses) from disposal of equity investments	-	-
EBIT	**(0.8)**	**0.9**
Financial income/(losses)	(0.8)	(2.2)
Income/(expenses) from equity investments	-	-
EBT	**(1.6)**	**(1.3)**
Income taxes	(0.1)	4.4
Net profit from discontinued operations	**(1.7)**	**3.2**

Balance Sheet and financial position

The Summary Balance Sheet for the Group and for the geographical segments, reclassified in order to highlight the two macro aggregates *Net invested capital* and *Net financial position* (with the latter comprising *Gross financial debt* less *Cash and other cash equivalents* and *Other financial assets*), are provided below. Details of the Balance Sheet items contributing determining the *Net financial position* are provided in explanatory note 10.7.

These tables differ, therefore, from the obligatory Financial Statements included in the Annual Report, prepared according to a breakdown of current and non-current assets and liabilities.

The item *Equity investments and other financial assets* includes assets recognised in the Statement of Financial Position under *Equity investments in associated and jointly-controlled companies* and *Other financial assets* (with the latter limited to equity investments and non-current receivables, excluding financial assets linked to hedging derivatives, which are included in the item *Net Working Capital* and *Other Assets/Liabilities*).

The item *Net working capital and other assets and liabilities* includes current assets (with the exclusion of cash and cash equivalents and current financial assets included in the Net financial position), assets and liabilities for advance and deferred taxes, non-current assets held for sale, provisions for risks and charges, payables to suppliers and taxation payables.

(values in million Euros)

Balance Sheet Summary	**31/12/2009**	**31/12/2008**
Film and television rights	2,598.0	2,396.1
Goodwill and differences arising from consolidation	512.1	513.4
Other tangible and intangible non current assets	957.1	1,051.9
Equity investments and other financial assets	233.8	361.6
Net working capital and other assets/(liabilities)	(110.3)	(92.1)
Post-employment benefit plans	(100.4)	(103.4)
Net invested capital	**4,090.3**	**4,127.5**
Group shareholders' equity	2,331.8	2,482.4
Minority interests	206.5	273.4
Total Shareholders' equity	**2,538.3**	**2,755.8**
Net financial position	**(1,552.0)**	**(1,371.7)**

The separate Balance Sheet results for the two geographical segments – Italy and Spain – for the periods under analysis are provided below.

It should be noted that the Balance Sheet situation regarding Italian operations includes - under *Equity investments and other financial assets* - the book value of the majority stake held in Gestevision Telecinco and the 25% stake held in Mediacinco Cartera, the company which owns the 33% stake in Edam Acquisition and fully consolidated by Telecinco, which owns the majority interest (75%). These equity investments are cancelled out upon consolidation. As a result, the Group's Net Equity includes the dividends received from Telecinco, which are not shown in the Income Statement by geographical area for reasons of clarity.

(values in million Euros)

Balance Sheet Summary (geographical breakdown)	**Italy**		**Spain**	
	31/12/2009	**31/12/2008**	**31/12/2009**	**31/12/2008**
Film and television rights	2,419.1	2,266.6	178.9	129.5
Goodwill and differences arising from consolidation	149.3	150.2	(0.4)	-
Other tangible and intangible non current assets	888.6	931.6	68.5	120.3
Equity investments and other financial assets	714.6	746.5	168.7	264.5
Net working capital and other assets/(liabilities)	(142.2)	(65.1)	31.9	(27.0)
Post-employment benefit plans	(100.4)	(103.4)	-	-
Net invested capital	**3,929.0**	**3,926.4**	**447.6**	**487.3**
Group shareholders' equity	2,471.2	2,527.2	296.8	448.4
Minority interests	61.8	53.4	(5.2)	13.1
Total Shareholders' equity	**2,533.0**	**2,580.6**	**291.6**	**461.5**
Net financial position	**(1,396.0)**	**(1,345.8)**	**(156.0)**	**(25.8)**

The table below presents a summary of the Group's Balance Sheet situation at 31 December 2009, highlighting the previously commented effects deriving from the line-by-line consolidation of investments in the Telecinco Group.

(values in million Euros)

Balance Sheet Summary (geographical breakdown)	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Film and television rights	2,419.1	178.9		2,598.0
Goodwill and differences arising from consolidation	149.3	(0.4)	363.2	512.1
Other tangible and intangible non current assets	888.6	68.5		957.1
Equity investments and other financial assets	714.6	168.7	(649.5)	233.8
Net working capital and other assets/(liabilities)	(142.2)	31.9		(110.3)
Post-employment benefit plans	(100.4)	-		(100.4)
Net invested capital	**3,929.0**	**447.6**	**(286.3)**	**4,090.3**
Group shareholders' equity	2,471.2	296.8	(436.2)	2,331.8
Minority interests	61.8	(5.2)	149.9	206.5
Total Shareholders' equity	**2,533.0**	**291.6**	**(286.3)**	**2,538.3**
Net financial position	**(1,396.0)**	**(156.0)**		**(1,552.0)**

The summary of the cash flow statement by geographical segment, in order to assess the contribution of financial movements in the two periods, is shown below. The table is also reclassified with respect to the statement envisaged by IAS 7, used to prepare the mandatory cash flow statement, highlighting changes in *Net financial position*, which is the most significant indicator of the Group's ability to meet its financial obligations.

Specifically, this table shows the contribution of Free Cash Flow separately from the cash flows generated by business combinations, sales or acquisitions of equity investments, and dividends paid and received.

(values in million Euros)

Mediaset Group - Cash Flow Statement	**Mediaset Group**		**Italy**		**Spain**	
	31/12/2009	**31/12/2008**	**31/12/2009**	**31/12/2008**	**31/12/2009**	**31/12/2008**
Net financial position at the beginning of the year	**(1,371.7)**	**(1,208.8)**	**(1,345.8)**	**(1,222.0)**	**(25.8)**	**13.2**
Free Cash Flow	**354.1**	**672.2**	**259.0**	**357.2**	**95.2**	**315.0**
- Cash Flow from operating activities (*)	1,627.2	1,865.0	1,321.7	1,356.4	305.5	508.6
- Investments in fixed assets	(1,319.4)	(1,122.6)	(1,145.1)	(926.8)	(174.2)	(195.8)
- Disposals of fixed assets	6.5	4.5	2.2	3.4	4.3	1.1
- Changes in net working capital and other current assets/liabilities	39.8	(74.7)	80.2	(75.8)	(40.4)	1.1
Change in consolidation area	**26.7**	**(139.5)**	**26.7**	**(139.7)**	**-**	**0.2**
(Re-purchases)/Sales of treasury shares	**(2.9)**	**(1.3)**	**-**	**-**	**(2.9)**	**(1.3)**
Share capital issues	**-**	**-**	**-**	**-**	**-**	**-**
Cash changes generated by equity investments	**(28.0)**	**(53.6)**	**(14.1)**	**(16.7)**	**(13.8)**	**(36.9)**
Dividends received	**4.3**	**3.9**	**110.1**	**164.0**	**1.8**	**1.6**
Dividends paid	**(534.6)**	**(644.5)**	**(431.9)**	**(488.7)**	**(210.3)**	**(317.6)**
Financial Surplus/Deficit	**(180.3)**	**(162.9)**	**(50.2)**	**(123.8)**	**(130.2)**	**(39.0)**
Net financial position at the end of the period	**(1,552.0)**	**(1,371.7)**	**(1,396.0)**	**(1,345.8)**	**(156.0)**	**(25.8)**

(*): Net profit +/- minority interests + amortisations +/- net provisions +/- valuation of investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's free cash flow amounts to **354.1** million Euros.

The increases in fixed assets highlighted in the cash flow statement are summarised in the table below:

	Mediaset Group		**Italy**		**Spain**	
	31/12/2009	**31/12/2008**	**31/12/2009**	**31/12/2008**	**31/12/2009**	**31/12/2008**
Investments in TV and movie rights	(1,249.5)	(982.8)	(1,034.8)	(818.5)	(214.7)	(164.3)
Changes in advances on TV rights	58.2	(20.9)	12.5	1.6	45.7	(22.5)
TV and movie rights: investments and advances	**(1,191.3)**	**(1,003.7)**	**(1,022.3)**	**(816.9)**	**(169.0)**	**(186.8)**
Investments in other fixed assets	(128.1)	(118.9)	(122.9)	(109.9)	(5.2)	(9.0)
Total investments in fixed assets	**(1,319.4)**	**(1,122.6)**	**(1,145.1)**	**(926.8)**	**(174.2)**	**(195.8)**

Investment in rights in Italy for 2009 includes investment of approximately 435 million Euros for digital terrestrial pay TV rights for the matches of 12 "Serie A" football clubs during the 2010-11 and 2011-12 seasons, acquired during third quarter, with balancing entry under trade payables. Similarly, investments in 2008 included, with balancing entry under trade payables of the item *Changes in net working capital*, approximately 168 million Euros to purchase DTT encrypted rights for the main "Serie A" football matches for the 2009/2010 season, involving the following clubs: Juventus, Milan, Inter, Roma, Lazio, Torino and Chievo.

The item *Equity investments/other financial assets* for 2009 includes the purchase by Medusa Film S.p.A. of a 15% equity investment in Cinecittà Digital Factory S.r.l, with an outlay of 0.9 million Euros, the purchase of a equity investment in the company Ares S.r.l for 6 million Euros, the acquisition from third parties of 18.2 million Euros in financial payables relating to affiliated companies and, for the remaining portion, the payment of loans to affiliated companies. In 2008, the item *Equity investments and financial assets* included the investment of 21.5 million Euros by Gestevision Telecinco to purchase an indirect holding of 29.24% of Caribevision TV Network LLC, an investment of 4.9 million Euros to acquire a 25% equity investment in the company Nessma S.A. and the acquisition from third parties of a holding of 19.9 million Euros in the financial payables relating to affiliated companies.

The item *Change in the consolidation area* acknowledges the effect of business combinations (net of cash acquired) on financial position, as well as the effect of transactions increasing or decreasing the equity investments previously held.

The item *Change in the consolidation area* includes, for 2009, net financial debt of 36.5 million Euros from assets transferred as at 30 June and net outlays of 0.8 million Euros related to loans disbursed to the associate company Capitolosette S.r.l, as part of the establishment of the partnership between RTI and 21 Partners, as described previously. This item also includes a payment of 9 million Euros to Fininvest S.p.A., as the second and final instalment to purchase the equity investment in Medusa Film, calculated based on the achievement of performance-linked results for the 2008 film season, as envisaged by the relevant agreements stipulated in July 2007 upon acquisition.

In 2008, this item amounted to -139.7 million Euros, including -104.1 million Euros attributable to the impact of acquisition of the 75% equity investment in TaoDue S.r.l. on the net financial position, and 14.3 million Euros in outlays connected to the acquisition of a 49% equity investment in the company Sportsnet Media Limited, carried out through contribution of the companies Publiasia Limited and New Century Advertising Co. Ltd, previously fully consolidated. This item also includes an outlay of 12.3 million Euros relative to the increase of the Group's equity investment in Gestevision Telecinco, following the purchase of 0.41% of the company's capital on the equity market, and the payment of 9 million Euros to purchase the equity investment in Medusa Film, calculated based on the achievement of performance-linked results for the 2007 film season, as envisaged by the relevant agreements stipulated in July 2007 upon acquisition.

RECONCILIATION BETWEEN THE GROUP'S CONSOLIDATED NET EQUITY AND MEDIASET S.P.A. NET EQUITY

(CONSOB Communication 6064293 of 27 July 2006)

(values in million Euros)

	Shareholders' equity at 31/12/2009	Net profit 2009	Shareholders' equity at 31/12/2008	Net profit 2008
As per balance sheet and income statement of Mediaset S.p.A.	**2,689.8**	**329.7**	**2,330.0**	**342.5**
Excess of shareholders'equity, including gross income for the period over book value of investments in subsidiary and affiliated companies	174.1	545.6	717.5	797.8
Consolidation adjustments arising from:				
Eliminations of unrealised intra-group gains/losses	(338.5)	(23.6)	(315.1)	(56.4)
Dividend eliminations	-	(538.8)	-	(506.9)
Other consolidation adjustment	12.9	(7.6)	23.4	(11.6)
Total	**2,538.3**	**305.4**	**2,755.9**	**565.5**
Profit/(loss) attributable to minority interests	(206.5)	(32.8)	(273.4)	(106.3)
As per consolidated financial statements	**2,331.8**	**272.5**	**2,482.5**	**459.2**



INFORMATION REGARDING RISKS AND UNCERTAINTIES TO WHICH THE GROUP IS EXPOSED

Mediaset Group Enterprise Risk Management System

As an integral part of its own Internal Controls System, the Mediaset Group has implemented a Risk Management model in order to better respond to the risks to which it is structurally exposed.

As defined in the Group's Code of Ethics, the Internal Controls System is "*a set of rules, procedures and organisational structures aimed at maintaining, through an adequate process of identification, measurement, management and monitoring of the main risks, a healthy, correct and consistent corporate management in line with the relevant objectives. An effective Internal Controls system contributes to ensuring the preservation of the net worth of the organisation, the effectiveness and efficiency of corporate operations and transactions, the reliability of financial information flows and the observance of the applicable laws and regulations*".

In 2007, the Board of Directors issued the new guidelines for the Internal Controls System, which identified the methods to apply for the purpose of identification, management, measurement and monitoring of the risks to which the Group is exposed (Enterprise Risk Management). Such guidelines were implemented through definition of a series of operating rules suitable for the identification and regulation of the activities, responsibilities and information flows necessary to manage risks ("Internal Controls System Policy").

Management and Top Management based the risk identification and valuation process on a self-assessment of risk. The considerations brought up by the Group's Management and Top Management highlight that enterprise risks have been adequately controlled and managed thus far. In recent years, the Group has exhibited a propensity and ability to progressively adjust the strategic and process-linked risk control criteria in relation to both the evolution of the competitive scenario and the growth opportunities emerging in the market, first managing the inherent enterprise risk and, secondly, the risk linked to the general economic situation.

Main risk factors and uncertainties

A number of potential risk factors and uncertainties impact the Mediaset Group's pursuit of strategic objectives, as well as its economic and financial position. These are grouped into the following categories:

- *External and sector-specific risks*: these are primarily related to evolution of the economic cycle, development of the intermediate and final markets of reference (relating to the demand for audiovisual and entertainment product content and the demand for advertising space) and changes in the regulatory and legislative context;
- *Risks connected to implementation of the strategic guidelines and policies* (reputation, management of partnerships and alliances) *and management of the main operating processes* linked to management, also in terms of development, of the technical, logistic and publishing conditions through which the production factors and the strategic assets (managerial resources, content and distribution network) used in the typical activities of television production and broadcasting, are coordinated and managed;
- *Financial risks* connected to management of the requirements and fluctuations of interest and exchange rates;

- *Risks connected to the management of legal disputes;*
- *Risks connected to the environmental policy;*
- *Risks connected to Governance.*

A description of the nature of each of the main sources of risk and uncertainty is provided below, along with the risk management and mitigation measures implemented by management.

External and sector-specific risks

Risks related to trends in the economic cycle

The core activities of the Mediaset Group largely depend on trends in advertising sales, a structurally cyclical sector that is closely linked, albeit with differences among the various business segments, to the general economic scenario and development of the final markets in which customer companies operate. The decline in development and growth prospects for the economy, especially in Italy and Spain, the two markets in which the Group's television operations are primarily based, can therefore lead to a reduction in the Group's sales from advertising and economic margins over the short term. In fact, both Italy and Spain are among Europe's best-ranking countries in terms of potential growth of the television advertising market, measured as the ratio of advertising investment and Gross Domestic Product.

The recession session that hit the global economy in the latest two years, despite the attenuation envisaged by the evidences currently available, will continue to influence the advertising market trends on the two geographical areas in which the Group operates during the next months.

Mediaset has already demonstrated, in the recent past, its ability to handle phases of cyclical slowdowns, although less intense and probably shorter than the current crisis. During such periods, the Group has pursued a policy aimed at enhancing its competences, taking advantage of the traditional trend in advertising sales to concentrate on generalist television during difficult periods, in order to ensure greater visibility on the mass market. In the past, these factors have enabled the Group to consolidate its competitive advantages, by better exploiting the growth opportunities upon recovery of the economic cycle and protecting profitability over the long term.

In the current economic scenario, the Mediaset Group is concentrating its efforts in Italy and Spain on effectively counteracting the current uncertainty regarding the possible evolution of the advertising market in the short term, with the objective of consolidating its leadership both in terms of advertising market share and publishing results on the relevant commercial targets of reference. Simultaneously, a strict television cost control policy will be implemented, without forgoing innovation and programme schedule continuity. In Italy, optimisation and efficiency-oriented actions will continue to guarantee the necessary resources for execution, also in a "counter-cyclical" manner, of the development strategy established for pay TV activities, a segment with an apparently still high growth potential and which does not seem to be suffering from the current economic slump.

For more detailed information regarding the analysis of the general trend in the economy and of the main economic and financial indicators for 2009, reference should be made to the



comments included in the preceding section of this document under "The general economic situation".

Risks related to evolution of the media & communications market

Technological changes, audience fragmentation and increased competition

In recent years, the television sector has been impacted by a structural transformation primarily triggered by the introduction of digital technology.

The main market trends that are currently shaping the new dynamics of competition can be summarised as follows:

- Technological advances have progressively changed content use, favouring the introduction of interactive/on-demand media and particularly accelerating the migration of younger viewers towards more "customised" options.
- The demand for entertainment products continues to grow both in relation to traditional media as well as the new platforms.
- With regard to commercial generalist television, the convergence between distribution platforms has given rise to development opportunities (multi-channel offers and pay TV), but also to potential threats concerning audience fragmentation and an increased number of total platforms available for the exploitation of television content (satellite, internet, mobile, etc.), leading to a more complex competitive scenario.
- The increase in the number of distribution platforms has also raised the value of publishing content, strengthening the competitive edge of "traditional" operators, which have the know-how for content design, development and packaging, as well as for the development of programme schedules.
- Specifically, the Italian market is characterised by high growth potential in the specific segment of pay television, due to an apparently still uncalculated demand for low cost Premium content. In Spain, the segment of generalist television is characterised by an increased number of new players, which has resulted in an acceleration of the phenomena of audience fragmentation and competition on premium content.

From the context described above, it is possible to detect a risk of lower interest towards the so-called free-to-air generalist television by viewers, who have become increasingly aware and demanding in terms of the new communication media. Consequently, there is a risk that the Group will not be in a position to adequately monitor opportunities deriving from emerging business.

Mediaset's strategic approach to the main risk generating by these competitive mechanisms is to focus on a business model that leverages on a high level of vertical integration (content, packaging and distribution), as well as on the opportunities offered by multi-channel television, facilitated by the development of digital terrestrial technology. This allows it to maintain, through the high-rating, free-to-air generalist and theme-based channels, closer monitoring of the audience and, through a model mainly based on the pay TV offering, closer monitoring of the highly fragmented audience. In this light, Mediaset has been the first generalist broadcaster to penetrate the pay TV market and explore the sectors of new platforms (DTT, DVB-H) and business models (PPV).

In implementing this strategy, Mediaset benefits from a competitive edge consisting of its consolidated culture acquired in the generalist television business. In fact, the Group has access to highly skilled resources with extensive expertise in the various segments of free TV business. These competences represent a strength in supporting traditional business, as well as in developing new business models that optimise the synergies in the different fields.

Inadequate control of the content market

An additional element characterising the evolution of the media & communication sector is the increased value acquired by content. In order to take advantage of this development, the Group is making considerable investments to acquire content.

Mediaset and its subsidiary RTI own Italy's - as well as one of Europe's - most important library of television rights, thanks to multi-year contracts stipulated with major US producers, such as Universal, Twentieth Century Fox, DreamWorks, Sony Columbia and Warner Bros. International, and independent US and European producers (TV movies, soap operas, miniseries and serials), ensuring that the requirements of the Group's free and pay businesses are met.

The Mediaset Group has also made key acquisitions of leading content production houses (33% of Endemol, worldwide leader in the design and marketing of entertainment content, and a majority interest in Medusa and TaoDue, two leading Italian operators in the production and distribution of films and TV dramas, respectively) and stipulated important commercial agreements that allow the Group to rely on the availability of film products (Warner and Universal), entertainment products for the teen commercial target (Disney) and sports events (rights to the "Serie A" Football Championship Games for the 2011/2012 season for the most important Italian football clubs and rights to the UEFA Champions League through the 2011/2012 season) to boost the Premium channel offering.

Control of the risks associated with content market monitoring also includes increased attention to content produced in emerging markets such as Canada, Latin America and Australia, continuously monitored to identify innovative content.

Risks related to evolution of the advertising market

Television advertising sales still represent the main source of revenue for the Group, despite the introduction of pay TV activities and the development of diversification initiatives (sale of multi-platform content, teleshopping and film distribution) in recent years.

Though preserving significant growth margins, the advertising sales market is currently suffering from limited visibility, is subject to shorter economic cycles and is extremely sensitive to the general economic situation.

However, the free-to-air generalist television model is expected to continue as the main mass-market communication tool during upcoming years, although it will increasingly target specific audience segments.

Mediaset operates in the Italian and Spanish market through its advertising subsidiaries Publitalia '80 and Publiespana, which have consolidated their leadership over the years by developing management models able to promptly respond to the changing needs of advertisers and to market changes, attracting new advertisers and designing commercial policies centred on the optimisation of their capacity, as television publisher, to segment the most interesting targets



from a commercial viewpoint and maximise the exploitation of advertising space in the relevant programme schedules.

As an extension of this know-how, the Group, by creating specialised concession companies Digitalia '08 and Publimedia Gestion in Spain, also controls the advertising sales on other media (free and pay digital channels, Internet).

Data on the market shares held by the Group's concession companies in the advertising markets of reference are specified in the relevant sections included in this Report, dedicated to the analysis of Group activities. Data on the customer base are instead specified in the section of the Explanatory Notes dedicated to financial risks.

Risks related to the regulatory framework

The Mediaset Group operates in various fields that may imply risks in relation to its core business stemming from the introduction of regulatory changes or non-compliance with the regulations governing the television sector, including advertising, communication and the management of radio-electrical space and equipment.

Therefore, the regulatory risks for the Group mainly refer to possible restrictions on the performance of its activities, with particular reference to the introduction of antitrust restrictions, regulations on total time/inserts/interruptions as regards advertising, regulations on the protection of minors, unfair competition, the protection of pluralism and equal opportunities, with the consequent economic damages (administrative sanctions) and/or damage to image, and uncertainties related to the transition to digital technology (switch off).

The different production and management processes, the many players involved in each, the complexity and extensive number of regulations applicable to the different processes, as well as the different possible interpretations of the same regulations make it necessary, in order to limit the risks, to monitor regulatory and legislative changes and compliance with the regulations.

The overall identification, dissemination and operational monitoring activities can be considered consolidated and effective in monitoring the risk of non-compliance with the applicable regulations, also as a result of specifically designated corporate functions.

Despite the effectiveness of monitoring activities, elements and situations could emerge which are not controllable or for which the effects on Group activities or public impact may be difficult to measure.

For more detailed information regarding the regulatory and legislative framework and, specifically, the regulatory amendments/supplements introduced in 2009, reference should be made to the comments included in the preceding section of this document under "Development of the regulatory framework in the television industry".



Risks related to the implementation of strategies and the main operating processes

Reputation and relationship with stakeholders

One of the key strategic objectives of the Mediaset Group is the ability to maintain and increase content innovation and brand value perception over time, consistently with development of the business model.

For this objective, there exists a risk of defining publishing strategies and initiatives and communications to the financial market and public opinion that have a negative impact on the perception of the Mediaset brand.

This is primarily monitored through constant focus on certain elements and processes. Specifically:

- Programme scheduling, monitored through a daily analysis of television viewers' behaviour, both in terms of audience share and rating of the programmes broadcast, and, consequently, of viewers' perception of the editorial orientation adopted by the Networks, as well as through consistent actions to ensure the protection of minors and attention to socially sensitive topics (for more detailed information on these activities, reference should be made to the next section in this Report);
- The communication processes with respect to the financial market and public opinion;
- The production processes and the relative ability to produce quality and innovative products.

Risks related to the policy regarding the establishment of partnerships and alliances

Historically, the Group has pursued a strategy of external growth based on a policy centred on the establishment of extremely targeted partnerships and alliances, with the objective of making business integration and/or internationalisation opportunities identified vis-à-vis the return targets of the initial investment compatible. This type of operation naturally exposes the Group to risks regarding the issuance of authorisations, the implementation of the underlying business models and business projects and the risk of changes in the political and regulatory scenario of the areas of operation and/or geographical areas other than the usual ones, involving an impoverishment of the know-how of participants in the partnership and alliance and thus entailing a possible risk of value loss in the investments made.

Risks related to business discontinuance

For an integrated television Group, the risk of business discontinuance mainly refers to the categories described here below:

- Risk that the network infrastructure is not adequate to ensure availability levels in terms of reliability;
- Risk of failed coverage of the territory resulting from a lack of system coordination in the transition to digital technology.

The signal transport and distribution network of the Mediaset Group is owned by subsidiary Elettronica Industriale, which covers 96% of the Italian population with 1,700 technological towers. The company has also obtained from the competent authorities the licence of network operator for digital multiplexes on terrestrial frequencies and has stipulated agreements in relation to the DVB-H technology-based broadcasting capacity offering.

Based on consolidated corporate practices, signal transport and distribution systems must meet specific requirements in terms of high availability levels through the use of equipment that ensures a high level of reliability (high availability systems or Fault Tolerance). Moreover, signal distribution systems also include backup systems.

The process regarding the design of the network infrastructure is consolidated and based on an architecture that exploits different alternative resources (radio bridge network, satellite, fibre optics), ensuring, in this way, increased safety in signal transport and an ideal infrastructure in terms of reliability.

In addition, corporate practices provide for constant monitoring by each territorial function in order to guarantee the quality and availability of the television signal, with remote 24-hour monitoring for the main stations, while the others are monitored 19 hours out of 24. The signal control Station (MCR) located in Cologno Monzese also carries out specific controls based on reports by third parties leasing the network.

Lastly, corporate operating procedures envisage preventive maintenance actions, which are periodically performed on the equipment.

The second type of risk indicated above refers to the obligation established in Italy to have the transition to digital technology completed by 2012, with simultaneous total switch-off of the analogical technology. Mediaset, through its subsidiary Elettronica Industriale, plays a fundamental role in this conversion process, having invested considerable amounts since 2003 in the development of the infrastructure that supports digital technology (Multiplex).

The switch-off to digital has been planned according to a gradual regional transition schedule, with the ultimate objective of completing it within the pre-established deadline of 2012.

DGTVi, the association grouping all Italian free-to-air broadcasters, local television federations and RTI, has played an important role in the promotion and dissemination of digital terrestrial technology in Italy.

For more detailed information regarding the data on distribution and coverage of digital terrestrial technology and timing and implementation criteria for the switch-off process, reference should be made to the comments in the preceding section of this document dedicated to the description of the Group's activities.

Financial risks

The high level of free cash flow resulting from the core television business in both Italy and in Spain, though increasingly subject to the inevitable ups and downs of the advertising market, has historically enabled the Mediaset Group to rely primarily on its own resources and manage its own growth strategy, both internally and externally, with limited use of debt instruments, thus preserving its financial solidity.

The Group's consolidated net debt is, in fact, significantly lower than the average debt of its European competitors, measured in relation to the traditional parameters for such risk (net financial debt/EBITDA, net financial debt/net equity).

The structure of the Group's consolidated net debt shows a significant predominance of medium/long-term loans and committed credit lines, with 30% of these falling due within the next 12 months. The Group will cover these through its free cash flow, by requesting the renewal of the same lines coming to maturity and through the availability of financial instruments which can be readily converted into liquidity (trade receivables and treasury shares).

In January 2010, to further consolidate its long-term debt structure, the Mediaset Group successfully issued a debenture loan of 300 million Euros with expiry on 01/02/2017.

The Group's financial debt, therefore, does not represent an element of risk in the current scenario of high volatility in the credit market (credit crunch). These factors will, however, require management to take the necessary measures in 2010 to ensure careful and rigorous management of working capital and commercial partners, in order to continue guaranteeing, also in the current market situation, adequate free cash flow from operating activities. Should market conditions deteriorate further, significantly reducing the aforementioned capacity, we will evaluate the possibility of opening new lines of credit, in order to guarantee that the Group's average financial exposure does not exceed 2/3 of the overall worth currently determined by the credit system, as envisaged in the Group's policy on liquidity risk.

The presence of variable rate debt on the one hand, and the acquisition of television and film rights in currencies other than the euro (mainly the US dollar) on the other, clearly expose the Group to risks related to fluctuations in interest and exchange rates. In accordance with its financial risk management policies, the Group, through derivatives contracts stipulated with third parties, has adopted a management approach for such risks, aimed at eliminating the effect of the exchange rate fluctuations by establishing the value at which such rights would be recognised in advance, and pre-establishing or limiting the free cash flow differences due to changes in interest rates on medium/long-term debt.

For more detailed information regarding the financial risk management policies, including those relative to sensitivity analyses on exchange rates and interest rates, reference should be made to the specific section in the Explanatory Notes of the Group's Consolidated Financial Statements under "Additional disclosures about financial instruments and risk management policies".

Risks connected to the management of legal disputes

Due to the nature of its business, the Group is subject to the risk of legal litigations in the carrying out of its activities. In view of current obligations also relating to past events of a legal or contractual nature or deriving from statements or behaviours adopted by the enterprise such as to give rise to well-founded expectations by third parties that the company is responsible for or has to accept responsibility vis-à-vis the fulfilment of any obligation, the Group has made consistent allocations to risk provisions, recognised under liabilities in the Group's Financial Statements.

For more detailed information regarding the main legal disputes currently in progress, reference should be made to the comments included in the specific section of the Explanatory Notes.

Risks connected to the environmental policy

The Group must comply with a number of norms and regulations on environmental protection, the most relevant of which primarily govern electromagnetic fields and the Group's development and management of signal broadcasting networks in Italy.

In Italy, exposure to electrical, magnetic and electromagnetic fields is governed by Italian Framework Law n°36 of 2001 and Italian Presidential Decree of the Council of Ministers of 8/7/2003, which establish exposure thresholds for equipment that generates electrical, magnetic and electromagnetic fields with a frequency ranging between 100 kHz and 300 GHz, as shown in the table below:

	Electrical field intensity E (V/m)	**Magnetic field intensity H (A/m)**	**Power density D (W/m2)**
Exposure threshold[1]	20	0.05	1
Attention threshold[2]	6	0.016	0.10
Quality objective[3]	6	0.016	0.10

Despite extensive preoccupations linked to the effects of electromagnetic fields, the World Health Organisation and all the latest updates of the scientific literature have concluded that current evidence is not sufficient to prove any health damage deriving from exposure to weak electromagnetic fields. Compliance with the exposure thresholds recommended by Italian national and international guidelines permits control and monitoring of the risks of exposure to electromagnetic fields, which may damage human health. Moreover, the thresholds under Italian regulations are up to 100 times lower than those defined by ICNIRP (International Commission on Non Ionising Radiation Protection) and applied in the rest of Europe.

The critical elements regarding compliance with the aforementioned values are:

- the need for high power levels;
- the difficulty of erecting tall towers for the installation of transmission antennas;
- the proximity of residential properties to the station or the issuance by Municipalities of new permits for the construction of residential units close to the plants;
- the presence on the same site of other broadcasters (specifically radio broadcasters), who frequently run plants that do not comply with their concessions, exceeding the limits on the total emissions generated.

Mediaset plants are designed, developed and managed in compliance with Italian law. In accordance with the Group's operating practices, all the necessary measures are taken during

[1] Exposure threshold: this is the value of the electrical, magnetic and electromagnetic field, regarded as the value of reference, defined for the purpose of protecting human health from severe damage, which should not be exceeded under any condition of exposure of the population and workers.
[2] Attention threshold: this is the value of the electrical, magnetic and electromagnetic field, regarded as the value of reference, which should not be exceeded in houses, schools and places of extended stay.
[3] The quality objectives are:
Identification criteria, urban-planning standards, prescriptions and incentives for the use of the best available technologies, as indicated by relevant regional laws;
The electrical, magnetic and electromagnetic field values, defined by the government for the purpose of progressive mitigation of exposure.



the design stage of new sites or modification of existing ones in order to limit electromagnetic pollution within the parameters established by the regulations in force, including:

- the construction of tall towers for transmission antennas in order to keep them as far as possible from areas accessible to the population;
- improved orientation of transmission antennas in order to use less power and minimise the portion of emissions detectable at ground level (area accessible to the population);
- identification, where possible, of installation sites far from residential areas;
- submission of the project to the preventive assessment and authorisation of local authorities and Regional Agencies for Environmental Protection, as established by the Code of Electronic Communications (Italian Law Decree 259/03).

In addition, specific corporate functions are responsible for mapping plants that risk electromagnetic pollution and for the definition of monitoring plans through the use of internal and external resources (certified external advisors).

Lastly, the company has updated its health and safety procedures for individuals working in proximity of transmission antennas, in line with the provisions included in Italian Law Decree n° 81/2008, implementing European Directive 2004/40 on professional exposure to electromagnetic fields.

Risks connected to Governance

The typical Governance-related risks, such as the risk of non-compliance with the laws and regulations, improper assignment of powers and powers of attorney, and inappropriate remuneration policies, are mitigated by implementation of a consolidated system of Corporate Governance.

In fact, since the year 2000, Mediaset has implemented the provisions set out in the Code of Ethics for listed companies and has adjusted its own Corporate Governance system over time to the relative national and international best practices, the recommendations of the Corporate Governance Code of Borsa Italiana and the regulatory provisions on this matter. For more detailed information on the Group's organisational structure and Corporate Governance, reference should be made to the Annual Report on Corporate Governance and the Ownership Structure, attached to Mediaset S.p.A.'s Financial Statements.



HUMAN RESOURCES

In a scenario of prolonged uncertainty and discontinuity of technology and business, the Mediaset Group pays particular attention to its internal human resources, fundamental in identifying and implementing the changes necessary to maintain its competitive advantage and market leadership.

The human resources management and development activities and support programmes implemented by the company over the last few years aim to enhance the value of "human capital", combining the personal values and expectations of workers with the corporate culture and values.

The development of people and their capabilities and skills, and the acknowledgment of merits and responsibilities, making no distinction based on gender, category and employment level, are ensured through accurate process control activities and specific tools aimed at providing a fair assessment of resources starting from the recruitment process, constant monitoring of human resources in their career paths (analysis and evaluation of employee performance and supporting wage policy) and development of professional and management training programmes to promote the characteristics that distinguish the company's performance.

Staff composition

Total employees of the Mediaset Group as of 31 December 2009 amounted to 5,834 units, down 541 units compared to 6,375 employees as of 31 December 2008.

Number of employees (including temporary staff)	ITALY		SPAIN	
	31/12/2009	31/12/2008	31/12/2009	31/12/2008
Managers	347	352	98	98
Journalists	356	382	120	121
Middle managers	836	850	72	82
Office workers	3.184	3.624	794	838
Industry workers	4	4	23	24
Total	**4.727**	**5.212**	**1.107**	**1.163**

Average workforce (including temporary staff)	ITALY		SPAIN	
	2009	2008	2009	2008
Managers	349	347	100	104
Journalists	368	378	120	125
Middle managers	844	819	74	85
Office workers	3.392	3.574	822	843
Industry workers	3	4	23	27
Total	**4.956**	**5.122**	**1.139**	**1.184**

Employees of Italian companies of the Mediaset Group amounted to 4,700 units at the end of 2009 (of which 4,622 on permanent contract), down compared with 5,184 employees at the end of 2008 (of which 4,933 on permanent contract).

The decline in staff numbers is mainly due to the transfer of the companies Medusa Cinema and Multicinema from the Mediaset Group's scope of consolidation, which took place on 30 June 2009 and which counted 416 employees as of 31 December 2008. The aforementioned transfer also impacted the comparison of average staff during the period, which was equal to 386 individuals for Medusa Cinema and Multicinema at the end of 2008.

Resources are distributed over the entire national territory, with a predominant concentration in the Milanese area, where approximately 68% of permanent staff is employed, in the offices of in Cologno Monzese, Segrate and Lissone.

ITALY: staff breakdown by geographical distribution (not including temporary staff)	2009	%	2008	%
Milan	3,119	67.5%	3,220	65.3%
Rome	1,004	21.7%	1,036	21.0%
Other	499	10.8%	677	13.7%
Total	**4,622**	**100.0%**	**4,933**	**100.0%**

Age and seniority

The average age and seniority testify the company's commitment in encouraging human resource loyalty and its focus on retaining people with skills that have been progressively enhanced over time, particularly for jobs in which skill level depends heavily on experience.

ITALY: Staff Breakdown by average age (not including temporary staff)	2009 years	2008 years
Executives	50	49
Journalists	46	45
Middle managers	46	45
Employees	44	42
Industry workers	36	35
Total	**44**	**43**

ITALY: staff breakdown by year range (not including temporary staff)	2009	%	2008	%
since 30 years old	226	4,9%	472	9,6%
between 30 and 45 years old	2.005	43,4%	2.480	50,3%
more than 45 years old	2.391	51,7%	1.981	40,2%
Total	**4.622**	**100,0%**	**4.933**	**100,0%**

ITALY: Staff Breakdown by average seniority (not including temporary staff)	2009 years	2008 years
Executives	18	17
Journalists	12	12
Middle managers	17	15
Employees	16	14
Industry workers	12	11
Total	**17**	**15**

Equal opportunity

The Group also pays the same attention to equal opportunities, as confirmed by the large number of women at all levels of responsibility, accounting for 43% of the total number of employees.

ITALY: Staff Breakdown by role and gender	2009			2008		
	male	female	%	male	female	%
Executives	270	72	21%	272	73	21%
Journalists	184	150	45%	183	150	45%
Middle managers	456	374	45%	469	375	44%
Employees	1.678	1.436	46%	1.864	1.545	45%
Industry workers	2	-	0%	2	-	0%
Total	**2.590**	**2.032**	**44%**	**2.790**	**2.143**	**43%**

In **Spain** Telecinco Group's resources in charge of television production are mainly concentrated in Madrid. Publiespana's personnel also operate from the offices located in Barcelona, Alicante, Seville and Bilbao.

The geographical distribution of personnel is as follows:

SPAIN: staff breakdown by geographical distribution	31/12/2009	%	31/12/2008	%
Madrid	1,071	96.7%	1,121	96.4%
Barcellona	24	2.2%	23	2.0%
Other	12	1.1%	19	1.6%
Total	**1,107**	**100.0%**	**1,163**	**100.0%**

The average age and seniority of Telecinco Group employees show a young and dynamic trend. Employee loyalty is very high.

SPAIN: Staff Breakdown by average age and seniority	Average Age	Average Seniority
Executives	43	11
Journalists	36	8
Middle managers	41	13
Employees	39	12
Industry worker	38	6
Total	**40**	**12**

Human resources represent one of the key success factors of the Telecinco Group. Consequently, in 2009, the group continued its policy of enhancement of individuals promoted from within in terms of creativity and production of television content. Training programmes aimed at developing creative and managerial skills and improving IT knowledge, as well as foreign language courses and courses on the use of new technology and risk prevention in the workplace have been implemented, in addition to support for individual initiatives. The numbers confirm the equal opportunity policy in place within the Telecinco Group for 2009 as well, in line with the orientation adopted in Italy within the Mediaset Group. The company boasts a significant presence of women at all levels of responsibility.

SPAIN: Staff Breakdown by role and gender	2009			2008		
	male	female	%	male	female	%
Executives	68	30	31%	71	27	28%
Journalists	46	74	62%	48	73	60%
Middle managers	30	42	58%	33	49	60%
Employees	426	368	46%	446	392	47%
Industry worker	21	2	9%	23	1	4%
Total	**591**	**516**	**47%**	**621**	**542**	**47%**

Selection and recruitment

In 2009, the Group continued to invest in strengthening the company's capabilities by hiring key resources to increase the level of expertise in certain areas linked to new business.

The Mediaset Group pays constant attention to recruitment activities, in order to ensure the selection of qualified personnel possessing the skills, attitudes and motivation that are functional to the corporate context and to facilitate the internal professional growth process.

The Group has always enjoyed high visibility and attraction power, as demonstrated by the number of résumés received, which is steadily rising and, during 2009, amounted to approximately 50,000, in both paper and electronic format.

Over 700 individuals were interviewed in 2009 for specific jobs and to fill internship positions.



The company's steady and ongoing collaboration with Italy's leading universities has allowed a growing number of students to apply for internships within the company: in 2009, some 180 students were offered the opportunity to gain professional experience through an internship with an average duration of approximately 4 months.

Training programmes

All of the programmes initiated in prior years and now consolidated continued during 2009, as well as the ordinary training activities.

Specifically, the Group continued to invest in managerial development, with training dedicated to the various segments of the company, such as:

- younger employees: the fourth and fifth edition of the Young Graduates Project was accompanied by the launch of a specific training programme dedicated to a group of 36 resources, using experimental teaching methods, via music and theatre laboratories;
- middle management: the conferences programme (Meridiani) for middle managers continued in 2009 as well, in addition to the seminars of the Academy project, dedicated to a select group of junior managers and focused on economics, finance and corporate strategy issues;
- executives: the sixth edition of *Scenari Paralleli* was launched, with the subtitle "Il Mondo che verrà" (The World of the Future), a series of round tables on specific issues, coordinated by a moderator, with the objective of thinking about and describing the possible scenarios after the financial crisis.

In terms of professional and technical training, investment in individual areas and professional families continued. Particular mention goes to the training activities dedicated to the production personnel of Videotime, aimed at developing the key skills of the role (such as communication, negotiation and project management); investment in technical training on the new HD and Dolby technologies; specialised training on equipment of the MTube project and continued training on the Avid, Final Cut and Adobe CS4 editing applications. Initiatives also included classroom training on the implementation of new information systems for automation of the invoice payment verification, recording and authorisation process and of the recording of employee hours and leave for middle managers, employees and journalists.

The issue of project management in general was developed in various company areas, for both technical as well as operational staff.

In terms of the legal requirements area, significant training was provided on Italian Law Decree 231/01, in addition to the continued updates envisaged by Law Decree 81/08 on Safety in the Workplace, the obligations set forth under Law Decree 196/2003 (Privacy Code) and specific training for personnel hired with a project-based contract.

In relation to the e-learning platform, new courses and relative updates have been developed, concurrently with the introduction of new information systems, such as the reservation of business trips, filling out of expense reports and recording of employee hours and leave.

In 2009, resources from the *Fondi Paritetici Interprofessionali* (Inter-professional Joint Funds: *Fondimpresa* for the training of managers and employees and *Fondirigenti* for executives) were used for the first time, in order to partially finance the employee training programmes.

The following specific initiatives were developed for employees of the commercial area (Publitalia '80 and Digitalia '08):

- training to develop and refine the relational skills necessary for sales activities;
- targeted initiatives aimed at developing and improving personal and management skills;
- development of professional knowledge and incentives for continued updating of the specific skills required as regards management and administration issues;
- interdisciplinary workshops for all Managers, with the objective of providing incentives for analysis of consumption and lifestyle trends in the advertising market and for examination of the evolution of the television production and advertising sectors.

The main initiatives implemented in 2009 are highlighted below:

Training Hours	2009
Managerial	12.244
Professional	17.440
Fulfilments	17.149
On-line training	1.459
Languages	4.027
Total	**52.320**

Initiatives for non-employees

Training for non-employees continued in 2009, aimed at developing skills related to the world of commercial television.

Specifically:

- *Campus Multimedia In.Formazione*:

Campus Multimedia In.Formazione is a consortium established in June 2004 as a joint initiative of the Mediaset Group and the "Libera Università di Lingue e Comunicazione IULM" University, representing the founders, with the objective of creating a centre of excellence for university and post-university training and research in the context of Communication, Media, Digital Economy and Technologies.

All the activities are characterised by concrete integration of university training, applied research and quality enterprise.

Multimedia, communication and economic subjects represent the pillars upon which the masters of the Campus are based.

Learning programme for 2009:

- Master in Journalism: a training course for professional journalists, combining the competences of IULM University and Mediaset in communication and information. Recognised by the Italian National Council of the Register of Journalists in lieu of apprenticeship, the objective of this Master is to provide junior journalists with a professional knowledge of cultural and multimedia information, enabling them to access any specialisation in journalism and produce content suitable for the various communication platforms. The course, reserved to a limited number of 15 students, lasts two years and comprises classes and laboratories, including a multimedia-training programme. The technological laboratory organised and managed by the Consortium, which avails itself of the professional resources made available by Mediaset, represents the distinguishing and unique component of this initiative among Italian journalism schools.

- Master in Management Multimediale (MIMM): this is a one-year master reserved for a limited number of 20 students, with bachelor's degrees in any discipline, designed to train managers to operate in multimedia companies, a job requiring the mastering of specific skills. Twelve intensive months with classes, analyses of case histories, laboratories and research projects and, eventually, internships at the companies participating in the Multimedia Club. Before starting the internships, students are involved in a genuine ongoing workshop on topics that regard the relationship between technological innovation and consumers.

The Masters courses are developed in collaboration with several renowned Italian and foreign universities. Sponsoring companies in 2009 were: Alcatel-Lucent, BT Italia S.p.A., Bwin Interactive Entertainment AG, Cinecittà Studios S.p.A., Cisco System Italy S.p.A., Fastweb S.p.A., Medusa Film S.p.A., Mondadori S.p.A., Banca Monte dei Paschi di Siena S.p.A., Qualcomm, R101, Siemens, Vodafone, WeStream / StreamZilla Italia and Wind.

- *Master Publitalia '80*:

Established in 1988, Publitalia Master has become a tradition in the world of masters for young graduates seeking a career in marketing and communications, with special attention to the entrepreneurial world and the sector of consumer goods.

The Masters course is particularly focused on facilitating the employment of young people after its completion, aiming to prepare a group of graduates with excellent academic résumés, good knowledge of at least one foreign language and good managerial skills. It takes place on a full-time basis for 13 months, with a limited number of candidates. The majority of time is dedicated to theory and classroom work, while the final months include projects in companies sponsoring the initiative.

Services to employees

Mediacenter is now a consolidated part of the company. It is a space that offers a series of services aimed at improving the quality of life of employees and ensuring a better balance between their professional and private spheres.

The services offered range from personal care to the activities necessary for family management and include a nursery, bank, post office, book shop, mini-market, travel agency, pharmacy, fitness centre, medical consultation centre, catering (bar, sandwich bar and restaurant), laundry/tailor service and shopping area.

These activities cover an overall area of over 3,000 square metres in the offices of Cologno Monzese and in the offices of Elios in Rome.

The services are licensed to 15 external operators, selected for their specific competence in the sectors of reference.

The physical area is also supported by an intranet site (Mymediaset), which contains details and relative updates on a series of special conditions stipulated with credit institutes, insurance companies and over a hundred retailers, with sales points in Milan, Rome and in the regional locations of the Mediaset Group.

Safety, prevention and health in the workplace

The main actions undertaken in 2009 with specific regard to safety, prevention and health in the workplace are listed here below:

- Implementation of the Health Plan: 894 medical, specialist and ophthalmologic exams for employees working at computer terminals;
- Free influenza vaccination for all employees;
- On-site inspections carried out by the Heads of the Environmental Protection, Safety and Health Division and by workplace physicians of the Mediaset Group;
- Training:
  - for resources of the Prevention Service
  - fire drills, with trial evacuations, in the main offices of the Mediaset Group
- Information:
  - updates on the company intranet site on workplace safety
  - updating of the pamphlets "protection of health and safety for working mothers" and "safety manual for external companies" pursuant to Law Decree 81/08
- Ongoing monitoring within the workplace of aspects related to safety and the relative controls, including the awarding of contracts;
- Environmental analyses of workplace quality, measuring the chemical and biological pollutants, microclimate, electromagnetic fields, radon gas, ionising radiation, noise and light, etc., according to specifically established audits;
- Installation of safety systems at mountain sites (workstations) regarding Elettronica Industriale, with actions carried out throughout the territory.

ENVIRONMENT AND THE COMPANY'S COMMITMENT TO CULTURE

Environment

Even though it is not an industrial processing company, the Mediaset Group believes it is essential to disclose information that increasingly meets stakeholder needs in relation to environmental performance indicators.

Here below are the data relative to the consumption of energy, as well as the main emissions of CO2 produced by the Group in 2009 and 2008.

CO2 emissions were measured using the method specified in the Greenhouse Gas Protocol[4]. Specifically, considering the nature of the business, the emissions indirectly resulting from energy consumption have been taken into account.

Total Waste		**2009**		**2008**	
		Italy	**Spain**	**Italy**	**Spain**
Electricity	(kwh)	143.096.708	16.313.611	153.653.034	16.177.073
Discharge CO_2	(t)	72.802	6.362,3	78.172	6.470,8

Company's commitment and culture

The Mediaset Group confirms it commitment to the development of numerous social and cultural activities in which it invests energy and resources.

Mediafriends

Mediafriends is an Onlus (*Organizzazione Non Lucrativa di Utilità Sociale* – Non-Profit Organisation) established in 2003 by Mediaset, Mondadori and Medusa. This Association pursues social solidarity objectives aimed at the collection of funds to be used for charity projects and to provide a forum within its networks for communications by non-profit entities and associations.

In its six years of activity, Mediafriends has promoted and supported an impressive series of charity events, collecting over 40 million Euros to permit the implementation of 147 projects in Italy and throughout the world.

The most noteworthy initiatives include: six editions of *LA FABBRICA DEL SORRISO*, the MUSIC FOR ASIA concert dedicated to the tsunami victims, the video and photography exhibition *UN'ONDA DI SPERANZA*, the charity auction *VENTI DI STRISCIA* at the Triennale of Milan, and the concert HOMAGE TO PAVAROTTI in Petra, Jordan.

Moreover, the following children's books were published with Mondadori: *UN SORRISO GRANDE COME IL MONDO*, *UNO CENTO MILLE SORRISI*, *TUTTI I COLORI DEL SORRISO* and *UN ARCOBALENO DI SORRISI*, the proceeds of which were allocated to charity projects for children in Vietnam, Ukraine, the Dominican Republic and Sierra Leone.

As part of its initiatives regarding the environment, Mediafriends created two calendars, in collaboration with Focus magazine, the proceeds of which have been allocated to the preservation of a section of Argentine forest and to redevelopment of the Villa Gregoriana Park

[4] The GHG protocol was established in 1998 in association with the World Business Council for Sustainable Development (WBCSD) and the World Resources Institute (WRI). Today, it is the instrument most used by governments and corporations to understand, quantify and manage CO2 emissions. For further information: www.ghgprotocol.org.

in Tivoli (Rome).

The "TAK per la natura" pamphlet was created in collaboration with Focus and Focus Junior magazine, the proceeds of which were allocated to the creation of small operating rooms in veterinary clinics in the WWF animal reserves located throughout Italy.

The *LABORATORIO MEDIAFRIENDS PER IL SOCIALE* initiative continued in 2009, consisting of a series of workshops held at the Franco Parenti Theatre and aimed at bringing together the non-profit sector and communications professionals, covering issues regarding the structure of the social communication campaign and the accountability of projects.

Mediafriends and the Mediaset Sport Department also covered adolescence-related issues and the topic of attempted suicides among youth, proposing a new language making it easier to approach youth undergoing difficulty.

The second series of *STORIE DI CONFINE*, a special news report programme under Videonews by Mimmo Lombezzi, was aired on Rete 4. These 25-minute long pieces describe the projects financed by Mediafriends and the context in which associations operate.

Mediafriends also focused in emergency events, from the flood in Messina to the earthquake in Abruzzo. Some 5.8 million Euros were collected to help the population hit by the quake, used to construct two buildings to accommodate 60 families.

Mediaset social communication

In terms of advertising support for charitable associations in 2009, over 6,000 spots were provided free-of-charge on Mediaset networks in order to increase public awareness on civil and social issues.

Many of these campaigns were produced in collaboration with Mediaset's Creative Department, with internal resources and know-how.

A final mention goes to the few, selected sponsorships by Mediafriends for the social campaigns of non-profit associations, such as F.A.V.O. and Pangea.

With specific reference to Spain, the increased visibility acquired by Telecinco in the Spanish television market has conveyed an increasingly higher social responsibility onto the Spanish group.

Since December 1999, Telecinco has implemented a unique project to increase viewer awareness in relation to 12 topics of social interest. This initiative, called "12 meses, 12 causas", has led to Telecinco's being seen as the most sensitive Spanish broadcaster of social values in the ranking of the Fundacion Empresa y Sociedad, measuring entrepreneurial social responsibility. For "12 meses, 12 causas", the network provides scheduling, dedicated adverts to the topic of the month and, in various programmes, opinions and in-depth analyses.

Guarantees for the protection of minors

Mediaset has always been very sensitive to the protection of minors:

- It dedicates special attention to the protected time slot (4:00 pm - 7:00 pm), by monitoring all broadcasts (programmes, adverts, trailers and promotions) and by offering programmes specifically oriented to an audience of minors on at least one of the three networks (Italia 1);

- It standardises Prime Time programmes, coordinating the programme schedules so that a suitable offering for the entire family is ensured on at least one of the three networks;
- Through coloured symbols that appear on the screen at the beginning of each TV programme and after each commercial break, it indicates the nature and the content of the programme (green: suitable for all family members; yellow: children with adult supervision; red: adult audience only);
- In addition to the coloured symbols, it consolidates information on the content of programmes (for example, through verbal announcements or captions at the beginning of programmes, rolling credits after every advertising break, and dedicated additions after the news);
- It promotes in-depth theoretical analyses inherent to the relation between television and underage viewers. This year, the study "Cartoon forms – Aesthetics of television animation" – developed in collaboration with the Observatory of Pavia, following the prior study on "The values of cartoons" (2008) – focused on the analysis of style and graphics of animated cartoons broadcast on the generalist, satellite and digital networks, comparing the design features with the relevant messages conveyed.

In Spain, Telecinco participated in *Código de Autorregolación*, which requires television networks to identify programmes according to the age group of the intended audience. Programmes not recommended for minors of between 7 and 13 years of age are identified by a yellow symbol. Those aimed at an adult audience are identified with a red symbol and a sound. Programmes suitable for all age groups do not have a symbol.

Cultural initiatives

In 1995, Mediaset and Medusa launched a film restoration project called Cinema Forever, dedicated to Carlo Bernasconi, with the objective of preserving the Italian film masterpieces, which would otherwise be lost due to their physical deterioration. Cinema Forever gave new life to 21 films directed by famous directors, such as De Sica, Fellini, Pasolini, Rossellini, Antonioni, Bertolucci, Germi and Pietrangeli, who made a significant contribution to the successful history of film. Mediaset organises hundreds of free showings of these masterpieces all over the world.

Between 1999 and 2002, the Mediaset Group donated fifteen restored films to the Museum of Modern Art of New York, one of the world's most important museums, contributing to expanding its historical archive with prestigious Italian films.

Also worthy of note is Link, a fiction library managed by the RTI Marketing division.

For over twenty years, Mediaset has been supporting and organising the "*Aperitif in concert*" shows at the Manzoni theatre in Milan. The show has gained importance at the international level thanks to its commitment to the most innovative and intriguing contemporary creativity, ranging from jazz to experimental music and from ethnic traditions to the so-called "Boundary music" show.

SIGNIFICANT EVENTS AFTER 31 DECEMBER 2009

On **21 January 2010**, placement of the unrated **bond issue** reserved for qualified investors was completed, for a total face value of 300 million Euros and a term of 7 years, resolved by the Board of Directors of Mediaset S.p.A. on 15 December 2009. The amount of requests was approximately 1.3 billion Euros, over four times the available amount. Banca IMI, BNP Paribas and Deutsche Bank handled the placement, as joint lead managers. The bonds, traded on the Luxembourg exchange, have the following features:

- unit denomination of 50,000 Euros and multiples of 1,000 Euros up to 99,000 Euros;
- expiry 1 February 2017;
- gross annual fixed coupon of 5%;
- issue price at 99.538%.

This operation will enable an extension of the average term of Mediaset Group debt.

Case n° 40382/05 of the Criminal Records Registry (otherwise known as "**Mediatrade**").

On **22 January 2010**, the notice of conclusion of preliminary investigations, pursuant to article 415, *part two,* of the Italian Code of Criminal Procedure was filed, served by the Public Prosecutor's Office at the Court of Milan with respect to the following individuals: Frank Agrama, Silvio Berlusconi, Pier Silvio Berlusconi, Fedele Confalonieri, Giorgio Dal Negro, Paolo Del Bue, Daniele Lorenzano, Roberto Pace, Gabriella Ballabio, Giovanni Stabilini, Paddy Chan and Catherine Hsu Chun.

Pier Silvio Berlusconi, as Chairman of RTI and Vice Chairman of Mediaset, and Fedele Confalonieri, as Chairman of Mediaset, are accused of aggravated tax fraud. The accusations span from the 2005 financial year to 30 September 2009. The evaded tax amount as of today amounts to EUR 8.2 million.

Considering that:

- the mere filing of a notice of conclusion of preliminary investigations pursuant to article 415, *part two,* of the Italian Code of Criminal Procedure is a procedural step that does not constitute formal exercising of criminal proceedings;
- the company is confident that its non-involvement and innocence of its directors and executives with respect to the accusations will emerge during the proceedings;

no provisions were allocated in the Financial Statements.

FORESEEABLE EVOLUTION OF OPERATIONS

The international economic situation, particularly in Spain, appears weak and uncertain, with recovery still some way off.

Nevertheless, in the first months of 2010 advertising investments, in particular in television, appeared more dynamic. In fact, revenues for the first two months were decidedly positive, both in Italy and Spain.

This trend, which in any case is up against the most critical period of last year, has created a solid basis for the pursuit, over the year, in the two geographic areas of reference of the Group's objectives in terms of revenue growth and a further increase in market share.

In particular, in Spain, Telecinco which in 2009 was heavily affected by the economic downturn and a much more demanding competitive scenario, during 2010 is expected to operate in more favourable conditions. On the one hand, the new legislative framework, introduced during 2009, will not permit the state-owned broadcaster RTVE to operate directly in the advertising market in 2010. On the other hand, the competitive environment will be more concentrated, following the integration of Telecinco and Cuatro, which will become effective when the corporate operations, foreseen in the agreement with Prisa reached in December, have been finalised.

We therefore expect to see an increase in the Group's advertising revenues, which will be made even more effective by a continuation, also during 2010, of the rigorous policy of controlling television costs.

Finally, the fact that in Italy we expect to see an operating breakeven in the Mediaset Premium business and further improvements in the performance of diversified businesses, should make it possible to record for 2010 consolidated net profits that are higher than those for 2009.

For the Board of Directors

The Chairman

MEDIASET GROUP



2009 ANNUAL REPORT

Consolidated Financial Statements and Notes

MEDIASET GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (*)

(EUR million)

	Notes	31/12/2009	31/12/2008
ASSETS			
Non current assets			
Property, plant and equipment	6.1	504.2	527.6
Television and movie rights	6.2	2,598.0	2,396.1
Goodwill	6.3	512.1	513.4
Other intangible assets	6.4	452.9	524.3
Investments in associates	6.5	175.0	264.7
Other financial assets	6.6	58.9	97.4
Deferred tax assets	6.7	506.2	416.3
TOTAL NON CURRENT ASSETS		**4,807.3**	**4,739.8**
Current assets			
Inventories	7.1	74.9	52.6
Trade receivables	7.2	1,120.5	1,153.1
Other receivables and current assets	7.3	162.7	175.9
Tax receivables	7.3	12.9	45.2
Current financial assets	7.4	35.0	12.2
Cash and cash equivalents	7.5	100.0	139.6
TOTAL CURRENT ASSETS		**1,506.0**	**1,578.6**
Non current assets held for sale		-	-
TOTAL ASSETS		**6,313.3**	**6,318.4**

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Balance Sheet items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover describer in the Explanatory Note 15

MEDIASET GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (*)

(EUR million)

	Notes	31/12/2009	31/12/2008
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	8.1	614.2	614.2
Share premium reserve	8.2	275.2	275.2
Treasury shares	8.3	(416.7)	(416.7)
Other reserves	8.4	430.3	421.4
Valuation reserve	8.5	5.6	11.2
Retained earnings	8.6	1,150.7	1,118.1
Net profit for the period	11.11	272.4	459.0
Group Shareholders' Equity		**2,331.8**	**2,482.4**
Minority interests in net profit		32.8	106.3
Minority interests in share capital, reserves and retained earnings		173.7	167.1
Minority interests		**206.5**	**273.4**
TOTAL SHAREHOLDERS' EQUITY		**2,538.3**	**2,755.8**
Non current liabilities			
Post-employment benefit plans	9.1	100.4	103.4
Deferred tax liabilities	6.7	60.6	67.8
Financial liabilities and payables	9.2	828.6	924.2
Provisions for non current risks and charges	9.3	69.0	132.1
TOTAL NON CURRENT LIABILITIES		**1,058.6**	**1,227.5**
Current liabilities			
Financial payables	10.1	797.0	550.3
Trade and other payables	10.2	1,497.1	1,300.3
Provisions for current risks and charges	9.3	92.1	83.0
Current tax liabilities	10.3	2.5	6.7
Other financial liabilities	10.4	47.1	52.7
Other current liabilities	10.6	280.5	342.1
TOTAL CURRENT LIABILITIES		**2,716.4**	**2,335.1**
Liabilities related to non current assets held for sale		-	-
TOTAL LIABILITIES		**3,775.0**	**3,562.6**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,313.3**	**6,318.4**

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Balance Sheet items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover describer in the Explanatory Note 15

MEDIASET GROUP

CONSOLIDATED INCOME STATEMENT (*)

(EUR million)

INCOME STATEMENT	Notes	31/12/2009	31/12/2008
Revenues from sales of goods and services	11.1	3,815.0	4,146.9
Other revenues and income	11.2	67.9	52.7
TOTAL NET CONSOLIDATED REVENUES		**3,882.9**	**4,199.5**
Personnel expenses	11.3	507.6	508.6
Purchases, services, other costs	11.4	1,593.3	1,550.1
Amortisation, depreciation and write-downs	11.5	1,180.6	1,157.2
Impairment losses and reversal of impairment on fixed assets			
TOTAL COSTS		**3,281.5**	**3,215.9**
Gains/(Losses) from disposal of equity investments		-	-
EBIT		**601.5**	**983.6**
Financial losses	11.6	(84.0)	(140.1)
Financial income	11.7	55.2	59.8
Income/(expenses) from equity investments	11.9	(124.4)	(209.1)
EBT		**448.4**	**694.2**
Income taxes	11.10	142.5	132.0
NET PROFIT FROM CONTINUING OPERATIONS		**305.8**	**562.1**
Net Gains/(Losses) from discontinued operations		(0.6)	3.2
NET PROFIT FOR THE PERIOD	**11:11**	**305.2**	**565.3**
Attributable to:			
- Equity shareholders of the parent company		272.4	459.0
- Minority Interests		32.8	106.3
Earnings per share	11.12		
- Basic		0.24	0.40
- Diluted		0.24	0.40

(*) With reference to CONSOB decision n. 15519 dated 27th July 2006, the effects on the Income Statement items generated by related parties transactions are shown in a separated table mentioned in the next pages and moreover describer in the Explanatory Note 15

MEDIASET GROUP

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

(EUR million)

	Notes	31/12/2009	31/12/2008
PROFIT OR LOSS FOR THE PERIOD (A)		**305.2**	**565.3**
Changes in revaluation surplus		-	-
Changes arising from translating the financial statement of foreign operations		-	-
Gains and losses on available-for-sale financial assets		-	-
Effective portion of gains and losses on hedging instruments in a cash flow hedge	8	(3.3)	15.0
Actuarial gains and losses on defined benefit plans	8	(1.7)	(3.5)
Other gains and losses of associates valued by equity method	7	15.7	(44.8)
Other gains and losses		-	
Tax effects relating to other gains and losses		1.1	(2.8)
TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD NET OF TAX EFFECTS (B)		**11.9**	**(36.1)**
TOTAL COMPREHENSIVE INCOME (A)+(B)		**317.2**	**529.2**
attributable to:			
- owners of the parent		278.8	439.4
- non controlling interests		38.4	89.8

MEDIASET GROUP

CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	Notes	2009	2008
CASH FLOW FROM OPERATING ACTIVITIES:			
Operating profit before taxation		477.6	775.7
+ Depreciation and amortisation	11.5	1,180.6	1,160.1
+ Other provisions and non-cash movements		0.5	(4.2)
+ Equity investments evaluation result (net of gains/losses from sale operations)	11.9	120.4	209.1
+ Change in trade receivables	7.2	30.2	59.6
+ Change in trade payables	10.2	62.3	182.0
+ Change in other assets and liabilities		(65.4)	109.5
- Interests (paid)/received		(3.5)	(1.9)
- Income tax paid		(228.9)	(407.9)
Net cash flow from operating activities [A]		**1,573.8**	**2,082.0**
CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from the sale of fixed assets		(1.9)	1.6
Proceeds from the sale of equity investments		0.2	-
Interests (paid)/received		-	(0.8)
Purchases in television rights	6.2	(1,249.5)	(982.8)
Changes in advances for television rights	6.4	58.2	(20.9)
Purchases of other fixed assets		(128.1)	(118.9)
Equity investments		(7.8)	(27.7)
Changes in payables for investing activities	10.2	145.7	(202.3)
Proceeds/(Payments) for hedging derivatives		(15.9)	2.5
Changes in other financial assets		(25.3)	(20.0)
Loans to other companies (granted)/repaid		(0.7)	(6.3)
Dividends received		1.8	3.9
Business Combinations net of cash acquired	13	-	(113.1)
Changes in consolidation area		(1.8)	(26.4)
Net cash flow from investing activities [B]		**(1,225.1)**	**(1,511.2)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Share capital issues			
Change in treasury shares		(2.9)	(1.3)
Changes in financial liabilities		182.8	124.1
Dividends paid		(534.6)	(644.6)
Changes in other financial assets/liabilities		(5.9)	(4.3)
Interests (paid)/received		(27.8)	(62.1)
Net cash flow from financing activities [C]		**(388.3)**	**(588.2)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**7.5**	**(39.6)**	**(17.4)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]		**139.6**	**157.0**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]		**100.0**	**139.6**

12g3-2(b)

MEDIASET GROUP

MOVEMENTS IN
CONSOLIDATED SHAREHOLDERS' EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 1/1/2008	**614.2**	**275.2**	**463.3**	**(416.7)**	**0.4**	**1,100.6**	**506.8**	**2,543.8**	**292.9**	**2,836.7**
Allocation of the parent company's 2007 net profit	-	-	-	-	-	506.8	(506.8)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(488.7)	-	(488.7)	(156.1)	(644.8)
Stock Option plan valuation	-	-	-	-	2.1	-	-	2.1	1.0	3.1
(Purchase)/sale of treasury shares	-	-	-	-	-	(0.6)	-	(0.6)	(0.7)	(1.3)
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Changes in consolidation area	-	-	(12.3)	-	-		-	(12.3)	47.8	35.5
Other changes	-	-	(1.3)	-		-	-	(1.3)	(1.3)	(2.6)
Comprehensive income/(loss)	-	-	(28.3)		8.7	-	459.0	439.4	89.8	529.2
Balance at 31/12/2008	**614.2**	**275.2**	**421.4**	**(416.7)**	**11.2**	**1,118.1**	**459.0**	**2,482.4**	**273.4**	**2,755.8**
Balance at 1/1/2009	**614.2**	**275.2**	**421.4**	**(416.7)**	**11.2**	**1,118.1**	**459.0**	**2,482.4**	**273.4**	**2,755.8**
Allocation of the parent company's 2008 net profit	-	-	-	-	-	459.0	(459.0)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(431.8)	-	(431.8)	(102.8)	(534.6)
Stock Option plan valuation	-	-	-	-	(2.7)	5.4	-	2.7	0.5	3.2
(Purchase)/sale of treasury shares	-	-	(1.4)		-	-	-	(1.4)	(1.5)	(2.9)
Profits/(losses) from negotiation of treasury shares	-	-		-	-	-	-	-	-	-
Changes in consolidation area	-	-	0.3	-	0.8	-	-	1.1	(1.5)	(0.4)
Other changes	-	-	-	-	-	-	-	-	-	-
Comprehensive income/(loss)	-	-	10.0	-	(3.7)	-	272.4	278.8	38.4	317.2
Balance at 31/12/2009	**614.2**	**275.2**	**430.3**	**(416.7)**	**5.6**	**1,150.7**	**272.4**	**2,331.8**	**206.5**	**2,538.3**

MEDIASET GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION ACCORDING TO CONSOB RESOLUTION N. 15519 DATED 27 JULY 2006

(EUR million)

	Notes	31/12/2009	of which vs. related parties (note 15)	% wheight	31/12/2008	of which vs. related parties (note 15)	% wheight
ASSETS							
Non current assets							
Property, plant and equipment	6.1	504.2			527.6		
Television and movie rights	6.2	2,598.0	88.0	3%	2,396.1	139.5	6%
Goodwill	6.3	512.1			513.4		
Other intangible assets	6.4	452.9	2.1	0%	524.3	1.0	0%
Investments in associates	6.5	175.0			264.7		
Other financial assets	6.6	58.9	1.6	3%	97.4		
Deferred tax assets	6.7	506.2			416.3		
TOTAL NON CURRENT ASSETS		**4,807.3**			**4,739.8**		
Current assets							
Inventories	7.1	74.9			52.6		
Trade receivables	7.2	1,120.5	21.5	2%	1,153.1	13.9	1%
Other receivables and current assets	7.3	162.7	5.9	2%	175.9	0.1	0%
Tax receivables	7.3	12.9			45.2		
Current financial assets	7.4	35.0	3.5	10%	12.2	0.2	1%
Cash and cash equivalents	7.5	100.0			139.6		
TOTAL CURRENT ASSETS		**1,506.0**			**1,578.6**		
Non current assets held for sale		0.0			0.0		
TOTAL ASSETS		**6,313.3**			**6,318.4**		

MEDIASET GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION ACCORDING TO CONSOB RESOLUTION N. 15519 DATED 27 JULY 2006

(EUR million)

	Notes	31/12/2009	of which vs. related parties (note 15)	% wheight	31/12/2008	of which vs. related parties (note 15)	% wheight
SHAREHOLDERS' EQUITY AND LIABILITIES							
Share capital and reserves							
Share capital	8.1	614.2			614.2		
Share premium reserve	8.2	275.2			275.2		
Treasury shares	8.3	(416.7)			(416.7)		
Other reserves	8.4	430.3			421.4		
Valuation reserve	8.5	5.6			11.2		
Retained earnings	8.6	1,150.7			1,118.1		
Net profit for the period	11.11	272.4			459.0		
Group Shareholders' Equity		**2,331.8**			**2,482.4**		
Minority interests in net profit		32.8			106.3		
Minority interests in share capital, reserves and retained earnings		173.7			167.1		
Minority interests		**206.5**			**273.4**		
TOTAL SHAREHOLDERS' EQUITY		**2,538.3**			**2,755.8**		
Non current liabilities							
Post-employment benefit plans	9.1	100.4			103.4		
Deferred tax liabilities	6.7	60.6			67.8		
Financial liabilities and payables	9.2	828.6			924.2		
Provisions for non current risks and charges	9.3	69.0			132.1		
TOTAL NON CURRENT LIABILITIES		**1,058.6**			**1,227.5**		
Current liabilities							
Financial payables	10.1	797.0			550.3		
Trade and other payables	10.2	1,497.1	65.0	4%	1,300.3	105.1	0%
Provisions for current risks and charges	9.3	92.1			83.0		
Current tax liabilities	10.3	2.5	0.5	0%	6.7	0.3	0%
Other financial liabilities	10.4	47.1	4.7	10%	52.7	8.1	15%
Other current liabilities	10.6	280.5			342.1	9.0	0%
TOTAL CURRENT LIABILITIES		**2,716.4**			**2,335.1**		
Liabilities related to non current assets held for sale		**0.0**			**0.0**		
TOTAL LIABILITIES		**3,775.0**			**3,562.6**		
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,313.3**			**6,318.4**		

MEDIASET GROUP

CONSOLIDATED INCOME STATEMENT ACCORDING TO CONSOB RESOLUTION N. 15519 DATED 27 JULY 2006

(EUR million)

INCOME STATEMENT	Notes	31/12/2009	of which vs. related parties (note 15)	% wheight	31/12/2008	of which vs. related parties (note 15)	% wheight
Revenues from sales of goods and services	11.1	3,815.0	46.2	1%	4,146.9	29.7	1%
Other revenues and income	11.2	67.9	9.7	14%	52.7	2.8	5%
TOTAL NET CONSOLIDATED REVENUES		**3,882.9**			**4,199.5**		
Personnel expenses	11.3	507.6	0.1	0%	508.6		
Purchases, services, other costs	11.4	1,593.3	156.0	10%	1,550.1	143.7	9%
Amortisation, depreciation and write-downs	11.5	1,180.6	65.4	6%	1,157.2	55.4	5%
Impairment losses and reversal of impairment on fixed assets		0.0					
TOTAL COSTS		**3,281.5**			**3,215.9**		
Gains/(Losses) from disposal of equity investments		-			-		
EBIT		**601.5**			**983.6**		
Financial losses	11.6	(84.0)	(0.2)	0%	(140.1)	(1.4)	1%
Financial income	11.7	55.2	0.1	0%	59.8	0.2	0%
Income/(expenses) from equity investments	11.9	(124.4)			(209.1)		
EBT		**448.4**			**694.2**		
Income taxes	11.10	142.5			132.0		
NET PROFIT FROM CONTINUING OPERATIONS		**305.8**			**562.1**		
Net Gains/(Losses) from discontinued operations		(0.6)			3.2		
NET PROFIT FOR THE PERIOD	11:11	**305.2**			**565.3**		
Attributable to:							
- Equity shareholders of the parent company		272.4			459.0		
- Minority Interests		32.8			106.3		
Earnings per share	11.12						
- Basic		0.24			0.40		
- Diluted		0.24			0.40		


MEDIASET

EXPLANATORY NOTES

1. GENERAL INFORMATION

Mediaset S.p.A. is a joint stock company incorporated in Italy and registered with the Registrar of Companies of Milan. Its registered office is in Via Paleocapa, 3 – Milan. The controlling shareholder is Fininvest S.p.A. The main activities of the company and its subsidiaries are described in the section preceding the Group's Report on Operations.

These Financial Statements are denominated in the Euro since this is the currency used for most of the Group's transactions.

It should be noted that for the purpose of converting into Euros the USD denominated values of associated companies, the following exchange rates were applied: 1.4406 as at 31 December 2009 and 1.3948 average exchange rate for the period January-December 2009.

2. GENERAL DRAFTING CRITERIA AND ACCOUNTING STANDARDS FOR THE DRAFTING OF THE FINANCIAL STATEMENTS

The Consolidated Financial Statements at 31 December 2009 were prepared according to the IAS/IFRS International Accounting and Reporting Standards and by the relevant interpretation standards (SIC/IFRIC) registered by the European Commission and in force at such date.

Tables in the Financial Statements and Explanatory Notes have been prepared by also providing additional information envisaged with respect to company accounts tables and disclosures by CONSOB Decision No. 15519 of 27 July 2006 and CONSOB Communication No. 6064293 of 28 July 2006.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND VALUATION CRITERIA

General principles

These Financial Statements were drafted in view of business continuity, given the fact that the Company's Directors confirmed that they did not identify any issue of a financial or managerial nature, or of any other kind, that could represent a possible risk for the Group to be able face its obligations in the upcoming future. Business-related risks and uncertainties are described in greater detail in the corresponding sections included in the Directors' Report on Operations. A description concerning how the Group manages the financial risks, to which it is exposed, including, among others, the liquidity risk and the capital risk, is contained in section *Additional information on financial instruments and risk management policies* in these Notes.

The generally adopted criteria for the recognition of assets and liabilities is historical cost, with the exception of some financial instruments for which, in compliance with IAS 39, *fair value* is adopted.

Values of items in the Consolidated Financial Statements, considering their significance, are expressed in EURO millions.



The tables in the Financial Statements and the information contained in some of the Explanatory Notes in these Consolidated Financial Statements have been adjusted in order to take into account the provisions that came into force in 2009 in the revised version of IAS 1 – *Presentation of Financial Statements* – and in the modifications made to IFRS 7 – *Financial Instruments: additional information*.

The following paragraph contains a description of the main changes made to the significant accounting policies that came into force on 1 January 2009, and this is followed by an explanation of the structure adopted when drafting the Financial Statements and the most significant accounting policies and criteria adopted in drafting these Consolidated Financial Statements.

Significant accounting policies, amendments and interpretations applied as at 1 January 2009

In compiling these Consolidated Financial Statements, the Group has applied the revised version of IAS 1 – **Presentation of Financial Statements** – issued in September 2007 and applicable from 1 January 2009.

In particular, the modifications require that when compiling the statements illustrating changes in Shareholders' Equity, any items that are not generated from transactions with shareholders are booked under "Overall Profit/(Loss)" and are indicated separately either in a specific table, "Overall Income Statement" or in two linked tables, "Separate Income Statement", containing the profit or loss for the period, and "Overall Income Statement", containing the other costs and revenues, which as required or allowed by international accounting policies are booked directly to equity reserves.

The Group has opted for the latter option and prepared a consolidated Income Statement table and a consolidated Overall Income Statement table, thereby modifying the presentation of the Changes in Shareholders' Equity table.

In the consolidated Overall Income Statement table the other items in the overall Income Statement are booked net of reclassification adjustments, which are the reclassified amounts (indicated in detail in the Explanatory Notes to the changes in the equity reserve) pertaining to the profit (loss) for the period that are already entered among the items in the overall Income Statement table either for the current period or for previous periods. This table also illustrates the overall fiscal effect attributable to the each of the other items in the overall Income Statement.

As from 1 January 2009, all information concerning business areas is regulated by **IFRS 8 – Operating Segments** – which replaced IAS 14. Segment Reporting. This new accounting standard requires an entity to base its identification of its operating segments and its presentation of the relative information on the criteria used by the management in drawing up its internal reports used for allocating resources and analysing performance. On this basis the standard highlights the general criteria used to identify the segments and business combinations (based on various economic characteristics such as the nature and type of operation, products and processes and, subsequently, on the basis of quantitative relevance), eliminating the obligation contained in IAS 14 to provide a primary and secondary segment identification (operations and geographical). In applying the new standard to the preparation of these



Consolidated Financial Statements, it was not necessary to implement any significant revision of the segment criteria previously used since the criteria already conformed to the structure of internal management reports.

On 27 November 2009, an amendment was introduced to **IFRS 7** - Financial Instruments: additional information – which modified the information required concerning fair value and liquidity analysis. In particular, the modifications now require that every type of financial instrument booked at fair value in the Financial Statements be allocated to one of three levels, depending on the type of variable used in its evaluation.

Financial Statements structure

The **Consolidated Statement of Financial Position** is drafted according to a scheme that shows the breakdown of *"current/non current assets and liabilities"*. An asset / liability is recognised as current when it meets one of the following criteria:

- it is expected that it will be obtained/discharged or it is estimated that it will be sold or used in the ordinary operating cycle of the Group, or
- is mainly held for trading or
- it is envisaged that it will be sold / discharged within 12 months from the Financial Statements closing date or
- in absence of all three conditions above, assets / liabilities are classified as non-current.

The ***Income Statement*** is drafted according to a scheme considering cost allocation by nature, in line with Group's in-house reporting methodology and in line with ordinary international industry practices, highlighting interim results regarding EBIT and profit before tax. *EBIT* is computed as the difference between Consolidated Net Revenues and Operating Costs (including all non monetary items regarding depreciation and amortisation – net of any reversal of impairment – of current and non current assets) with the addition of gains and losses from disposal of non current assets. In order to make it easier to measure the evolution of ordinary operations, in EBIT, cost and revenue elements resulting from events or operations that by nature and significance of amount are to be considered as non-recurring, such as for example the sale of controlling stakes, are booked separately. These transactions can be associated to the definition of non recurring significant events and transactions, included in CONSOB Communication No. 6064293 of 28 July 2006, while they differ from the definition of "non typical and/or unusual transactions" included in the same CONSOB Communication of 28 July 2006, according to which non typical and/or unusual transactions are those transactions which, because of their significance/relevance, nature of relations, object of the transaction, sale price fixing methods and timing of the event (should they take place near the closing of the year) may be questionable in terms of exhaustive/correct information provided in the Financial Statements, conflict of interest, protection of the company's assets and protection of minority shareholders.

*The **overall Income Statement** table illustrates cost and revenue items net of tax,* which as required or allowed by international accounting policies are booked directly to equity reserves. There is an explanatory note referring to each of the different types of significant equity reserve illustrated in this table, which gives information, and details about the composition and changes that have occurred compared with the previous period.



The Cash Flow Statement is drafted by applying the indirect method, according to which, EBIT is adjusted for the effects of non monetary operations, for any postponing or provision of previous or future income or operation payments and for elements of revenues or cost connected with financial flows deriving from investment or financial activities. Investments in television rights as well as the change in advance payments made for future purchases of rights are included in investment operations. Changes in debts to suppliers for investments are entered under investments in the Cash Flow Statement. Similarly, also gains and payments regarding cash flow hedging operations for foreign currency payments of television rights are recognised in line with the hedged item in the flows from investments. Gains and losses resulting from medium-to-long-term financing operations and the relevant hedging instruments, as well as dividends paid, are included in the financing operations.

The statement of ***Changes in Shareholders' equity*** shows the changes in Shareholders' equity items regarding the following:

- allocation of period profit of the parent company and subsidiaries to minority shareholders;
- composition of overall profit/loss
- amounts regarding transactions with shareholders (purchase and sale of treasury shares);
- the effect arising from any changes in the accounting standards.

It should be noted that, in order to comply with the indications included in Consob Decision No. 15519 of 27 July 2006 "Instructions about the structure of Financial Statements", in addition to the mandatory statements, new consolidated Income Statement and Statement of Financial Position tables have been prepared highlighting the significant amounts of positions or transactions with related parties which are booked separately from their corresponding reference items.

Standards and consolidation area

These Consolidated Financial Statements include Mediaset S.p.A. accounts and those of Italian and foreign companies on which Mediaset S.p.A. has the right to directly or indirectly exercise its control, since it has the power to determine their financial and managerial orientation and to obtain the relevant benefits.

Given its negligible effect, International Media Service Ltd was not consolidated on a line-by-line basis, but at cost, even though Mediaset S.p.A directly controls it..

Assets and liabilities, gains and losses of companies consolidated on a line-by-line basis are fully included in the Consolidated Financial Statements. The book value of equity investments is cancelled with respect to the corresponding portion of Shareholder's equity of the companies in which an interest is held, by assigning their current value at the date when control was acquired to the individual items in the assets and liabilities (Purchase Method) Any positive residual difference is entered in non-current asset item "Goodwill", any negative is entered under income in the Income Statement.

In case of acquisitions of business combination under common control, excluded from the framework of mandatory application of IFRS 3, in absence of references to specific IAS/IFRS principles or interpretations for these types of transactions, considering the provisions set out in IAS 8, we believed that the criterion based on the *principle of business continuation* is generally applicable. According to said principle, the Consolidated Financial Statements of the acquiring


MEDIASET

entity should include assets and liabilities entered according to the relevant values resulting from the consolidated accounts as at the date of transfer of the common entity controlling those subject to business combination, with recognition of any possible difference between the price paid for the acquisition of the equity investment and the net accounting value of assets entered in the specific reserve under the Group's Shareholders' equity.

The Group did not apply in advance the revised version of IFRS 3 which came into force on 1 January 2010, therefore in case of acquisition of minority stakes in entities already subject to control, the difference between the price paid and the book value of assets and liabilities acquired is recognised in item goodwill *(Parent Company method)*, and in case of the transfer of minority stakes held in consolidated entities, which does not imply loss of control in such entities by the transferring company, the application of this method provides that any capital gain or loss resulting from it is entered to the Income Statement.

All inter-company receivables and payables, expenses and revenues and unrealised profits are eliminated.

The portions in Shareholders' equity and the results for the year of consolidated companies belonging to third parties are recognised separately with respect to the Group's Shareholders' equity.

Currency-denominated assets and liabilities of foreign companies included in the consolidation area are converted into euro amounts using the exchange rate applicable as of the date of reference of these Financial Statements. Gains and expenses are converted using the period's average exchange rate. Any conversion difference resulting from the application of such criteria is entered under the specific reserve in Shareholders' equity until transfer of the relevant interest.

Goodwill and adjustments to fair value generated from the acquisition of a foreign entity are entered in the relevant currency and converted at year-end exchange rate.

The accounting situations of associated companies and jointly controlled companies are recognised in the Consolidated Financial Statements according to the equity method.

Pursuant to IAS 28, an *associated company* is an enterprise in which the group can exert significant influence but does not have control or joint control, through the participation in the decisions regarding the financial and operating policies of the associated company.

Pursuant to IAS 31, a *joint venture* is a contract agreement by means of which the group starts an economic activity subject to joint control with other entities. Joint control means contractually agreed sharing of control over an economic activity and only exists when strategic, financial and operating decisions for the business require the unanimous consent of the parties sharing the control.

As is allowed by IAS 31, interests in joint ventures are valued according to the equity method. The equity method is also used for the valuation of equity investments in associated companies. This method is based on the accounting situations prepared by the single companies that are made available when drafting the Consolidated Financial Statements.

Property, plant and equipment

Plant, machinery, equipment, buildings and land are entered at acquisition, production or transfer cost. Cost includes ancillary charges, any dismantling costs and the direct cost necessary to



made the asset ready for use. These fixed assets, with the exception of land, which is not subject to depreciation, are systematically depreciated in each accounting period on a straight-line basis, using economic and technical depreciation rates determined in relation to the remaining potential use of the assets.

Depreciation is determined on a straight-line basis on the cost of the assets net of the relative residual values (if significant) based on their estimated useful lives, with the application of the following rates:

- Buildings 2% -3%
- Plant and machinery 10%- 20%
- Light construction and equipment 5% - 16%
- Office furniture and equipment 8% - 20%
- Vehicles and other transportation means 10% - 25%

The possibility to recover their value is assessed according to the criteria envisaged by IAS 36 described in section below "Impairment of assets".

All day-to-day maintenance costs are recognised in full to Income Statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leasehold improvements are attributed to the classes of assets to which they refer and depreciated at the lower between residual life of the lease contract and residual useful life of the type of asset to which the improvement relates.

If the single components of a complex tangible fixed asset have different useful lives, these are depreciated separately according to their economic working life ("*component approach*").

In particular, pursuant to this principle, the value of land and property on it are separated and only property is subject to depreciation.

Gains and losses resulting from transfers or disposals of assets are determined as the difference between the sale revenue and the net book value of the asset and are recognised in Income Statement.

Leases

Assets acquired under leasing contracts are entered under fixed assets and a financial payable with the same amount is recognised to liabilities. The payable is progressively reduced according to the reimbursement plan of principal outstanding included in the leases envisaged by the contracts; the interest ratio is recognised on the Income Statement and booked on the item financial losses, the value of the asset recognised in fixed assets is depreciated on a straight-line basis according to the economic-technical life of the asset, or, if lower, on the basis of the expiry of the leasing contract.

Lease payments resulting from operating leases are charged on a straight-line basis for the time of the term of the contract.



Government grants

Government grants received for investments in plants are recognised to Income Statement for the period necessary to match them with the related costs and treated as deferred income.

Intangible assets

Intangible assets are assets without any physically identifiable nature, controlled by the company and suitable for generating future economic benefits. They also include goodwill when this is acquired for a consideration.

Intangible assets are entered at purchase or production cost, including ancillary charges according to the criteria already described for tangible assets.

In the event of purchased intangible assets whose availability for use and the relevant payments are deferred beyond ordinary terms, the purchase value and the relative payable are discounted back by entering the implicit financial charges in the original price.

Internally generated intangible assets are recognised to Income Statement in the period in which they are incurred if relative to research costs. ***Development expenditures,*** mainly regarding software, are recognised and amortised on a straight-line basis over their estimated useful lives (3 years on average), provided that they can be identified, that the cost can be determined and that the asset is likely to generate future economic benefits.

Intangible assets with defined useful life are amortised on a straight-line basis starting from the moment when the asset is available for use for the period of their expected use; the possibility to recover their value is assessed according to the criteria envisaged by IAS 36, described in the next section *Impairment of assets*.

This principle is also used for multi-year licences regarding ***television rights*** , which are generally amortised on a straight-line basis unless a different principle can be determined that can reasonably and reliably reflect the correlation between costs, audience share and revenues from advertising.

In particular, for the library of television rights available for broadcasting on multiple networks, the straight-line amortisation method is generally adopted, calculated over the period of the relevant contract and, in any event, over a period not exceeding 120 months. This method reflects greater opportunities to exploit television rights, also considering the difficulty in identifying objective components for the correlation between revenues from advertising and the amortisation of rights. Regardless of the amortisation already recognised, if all showings made available under the relevant television rights contracts have been used up, the residual value is fully discharged.

Sports, news and entertainment programmes rights are amortised almost entirely (90%) in the year the rights run and the residual portion is amortised in the following year. Rights related to long TV series are amortised at 70% in the first year starting from their availability and the residual 30% in the following twelve months.

For the library of television rights available for broadcasting on a single network, a generally decreasing amortisation model is used, which is correlated to the number of showings available by contract and their actual broadcasting.

Pay per View sports television rights on digital terrestrial technology are totally amortised when the event is broadcast.



Costs regarding the **right to use television frequencies** dedicated to the setting up of digital terrestrial networks acquired by third parties under existing laws, are amortised on a straight-line basis with respect to the expected duration of use starting from the moment when the service is started. As noted in the Consolidated Financial Statements for 2008, starting from last year the amortisation deadline is scheduled for 31 December 2028, based on the new period of validity for network operator's licences, as a result of the conversion of television concessions into a general authorisation, provided for in Italian Law no. 101 of 6 June 2008.

Goodwill and **other non current assets with undefined life or not available for use** are not subject to amortisation on a straight-line basis but subject to annual impairment test performed on the basis of the *Cash Generating Unit* to which the General Management allocates goodwill. Any write-downs are not subject to subsequent value recovery.

Goodwill resulting from the acquisition of a subsidiary, a business unit or a jointly controlled company reflects the excess of the cost of acquisition against the Group's portion of fair value of assets, liabilities and contingent liabilities identifiable in the acquired entity as of the date of acquisition.

In the event of transfer of shareholdings in subsidiaries or jointly controlled companies, the residual amount of goodwill attributable to them is used for the determination of the capital gain or loss resulting from such disposal.

Impairment of assets

Pursuant to IAS 36, which requires the performance of an impairment test on tangible and intangible assets whenever it is assumed that impairment may exist, the carrying value of such tangible and intangible assets is subject to assessment at regular intervals. In the specific case of Goodwill, intangible assets with undefined useful life or assets not available for use, such assessment is carried out at least once in a year, usually during the preparation of the annual Financial Statements and at any time there is an indication of possible impairment.

The possibility of recovering the recognised value is tested by comparing the carrying value entered in the Financial Statements against the higher between fair value less cost to sell (if there is an active market) and the value in use of the asset.

The value in use is defined on the basis of the discounting of expected cash flows from the use of the asset (or asset aggregation, the so-called *cash generating units*) and its disposal at the end of its useful life. Cash Generating Units were defined in line with the organisational and business structure of the Group as homogenous aggregations that generate independent cash flows resulting from the continuous use of the assets that can be referred to them.

In the event of write-down for impairment, the cost is recognised to Income Statement, prior decreasing goodwill and therefore, as for the exceeding amounts, the proportional value of the other assets representing the reference CGU.

Equity investments in associated companies and joint ventures

Pursuant to IAS 31, equity investments in joint ventures are valued by the equity method. The equity method is also used for equity investments in associated companies. The risk resulting from possible losses beyond equity is entered in a specific provision for risks to the extent to


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which the parent company is committed to fulfil its legal or implicit obligations towards the associated company or to cover its losses.

Goodwill in the value of equity investments is subject to impairment test on a yearly basis according to the previously described criteria.

In the event of write-down for impairment, the cost is recognised to Income Statement.

Non current financial assets

Equity investments other than investments in associated companies or jointly controlled companies are entered in item "*other financial assets*" under non current assets and are classified pursuant to IAS 39 as financial assets "*Available for sale*" at *Fair value* (or, alternatively, at cost if the fair value cannot be correctly determined) with allocation of the valuation effects (until the income from the assets is disposed of and with the exception of the case when permanent impairments have occurred) to a specific reserve in Shareholders' equity.

In the event of write-down for impairment, the cost is recognised to Income Statement; the original value is restored in subsequent years if the assumptions for the write-down no longer exist.

The risk resulting from possible losses beyond equity is entered in a specific provision for risks to the extent to which the parent company is committed to fulfil its legal or implicit obligations towards the associated company or to cover its losses.

Financial assets available for sale include financial investments not held for trading. These are valued according to the already described criteria established for assets "*Available for sale*" and financial receivables to be paid over 12 months.

Receivables are entered at the amortised cost, using the actual interest rate method.

Non current assets held for sale

Non current assets held for sale are valued at the lower between their previous net carrying value and the fair value less cost to sell value. Non current assets are classified as held for sale when it is estimated that their book value will be recovered by means of a sale transaction rather than through their use in company operations. This condition is only met when the sale is considered as very likely and the asset is available for immediate sale in its current situation. With respect to this, the Management is committed to selling, which should take place within 12 months from the date of classification of this item.

Current assets

Inventory

Inventory of raw materials, semi-finished products and finished products are valued at the lower between acquisition and production cost, including ancillary charges (FIFO method) and the estimated net realisable value as can be determined according to market trends. Finished products regarding teleshopping activities are valued by applying the weighted average cost method. Inventory also comprises television rights acquired for periods of use of less than 12 months and the costs of the already completed television productions.



Trade receivables

Receivables are stated at their fair value that generally corresponds to their face value, except in the event in which, as a result of significant payment extensions, it corresponds to the value determined by applying the amortised cost method. Their value is adjusted at year-end to the estimated realisable value and devalued in case of impairment. Non-EMU currency-denominated receivables are valued at end-of-period exchange rates drawn from the European Central Bank.

Credit transfer

The recognition of credit transfer is subject to the measures laid down by IAS 39 regarding the derecognition of financial assets. As a result, receivables transferred to factoring companies with or without recourse, in the event that the latter include implications of significant exposure to the trend of financial flows resulting from the receivables transferred, recognition is maintained in the Financial Statements, even though they have been legally transferred, with a concurrent accounting of a financial liability of equal amount.

Current financial assets

Financial assets are recorded and derecognised from the Financial Statements based on their trade date and are initially recognised at cost, including the expenses directly connected with the acquisition.

At subsequent accounts dates, financial assets to be held to maturity are recorded based on the amortised cost according to the actual interest rate method, net of write-downs made to reflect impairment.

Financial assets other than those held to maturity are classified as held for trading or available for sale and are assessed at their "fair value" at every period with their effects recognised in the Income Statement respectively under item "Financial income / (loss)" or to a specific reserve of Shareholders' equity, in the latter case until they have been realised or have been subject to impairment.

The fair value of stocks listed on an active market is based on market prices at the Balance Sheet date. Market prices used are bid/ask prices according to the relevant position held (asset/liability).

The fair value of stocks not listed in an active market and trading derivatives is determined using the most popular evaluation models and techniques or using the price provided by more than one independent partners.

Cash and cash equivalents

This item includes cash on hand, bank accounts and deposits that can be reimbursed upon request and other short-term and high liquidity financial investments that can be readily converted to cash at a non significant value change risk.



Treasury shares

Treasury shares are entered at cost and deducted from Shareholders' equity, income and losses resulting from trading operations are entered in a specific reserve of Shareholders' equity.

Employee Benefits

Post-Employment Benefit Plan

Employee termination benefit (TFR) which is compulsory for italian companies (art. 2120 of the italian Civil Code), is classified as a deferred benefit and is related to the duration of working lifecycle of the employees and to the salary given.

Following to the changes introduced through the Reform of the complementary social security funds provided for in the afore mentioned Decree, the amounts relative to the post-employment benefit plan accrued until 31 December 2006 will continue to be kept by the company in a specifically defined benefit plan (with an obligation for the already accrued benefits to be subject to actuarial valuation), while the amounts accrued from 1 January 2007 (except for companies with less than 50 employees), based on the choice of the employee in the period, will be allocated to complementary social security plans or transferred by the company to a treasury fund directly managed by the Italian National Social Security Institute (INPS) starting from the moment in which an employee makes the choice, as *defined contribution plans* (which are no longer subject to actuarial valuation).

From an accounting standpoint, employee termination benefit liabilities are calculated by projecting the amount already accrued up until the point in the future when the contract of employment is terminated, then discounting the amount to the Balance Sheet date using the "Projected Unit Credit Method".

From an accounting point of view, through the actuarial evaluation process the interest cost (which represents the implicit cost that the company would take demanding to the market a loan of the same amount of the benefit) is figuring on the income statement into the item *financial gain/(losses)*, while the current service cost (which defines the amount of the benefit matured to the employees only for the companies with less than 50 employees, which have not transferred to the complementary social security institutions the amounts matured starting from th 1st of January 2007) is figuring on the item *personnel expenses*. Actuarial income and losses that reflect the effects resulting from changes in the actuarial assumptions used are directly recognised in Shareholders' equity without being ever included in the consolidated Income Statement.

Equity compensation benefit plans

In compliance with IFRS 2, the Group classified Stock Options as "share based payments" and, for the type included in the "*equity-settled*" category, which involves the physical delivery of stocks, it envisaged the determination of the *fair value* of option rights issued upon the date of granting and its recognition as personnel expenses to be amortised on a straight-line basis along the so-called vesting period with the same amount being entered in a specific reserve in Shareholders' equity. This amount is entered based on the estimate of rights that will actually accrue to the benefit of personnel with relevant right, considering the relevant conditions of use which are not based on the market value of such rights.


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At the end of the exercise period, the equity reserve is reclassified on the available reserves.

The fair value is determined by using the "binomial" method.

Trade payables

Trade payables are entered at face value, which is usually close to the cost amortised; non-EMU currency-denominated payables are valued at end-of-period exchange rates drawn from the European Central Bank.

Provisions for risks and charges

The provisions for risks and charges refer to specifically identifiable, certain or likely costs and charges, whose exact value and effective date cannot be determined at period end. The provisions for risks and charges are exclusively made upon occurrence of an obligation, resulting from past events, of legal or contractual nature or deriving from company statements or behaviours which have determined valid expectations in the parties involved (implicit obligations). These provisions are entered at the value that reflects the best possible estimate of the amount that the company would pay to settle the obligation. When the provision is significant in terms of amount and the dates of payment can be reliably estimated, the value of the provision is entered at current values in the Financial Statements and the charges resulting from the passing of time are fully recognised to Income Statement under item "Financial income / (loss)".

Non current financial liabilities

Payables are entered at the amortised cost, using the actual interest rate method.

Derivative financial instruments and hedge accounting

The Mediaset Group is exposed to financial risks mainly correlated to exchange rate fluctuations for the acquisition transactions relative to television rights in other non-European currencies and interest rate variations regarding multi-year loans stipulated at floating rate.

The Group uses derivative instruments (primarily forward contracts on foreign currencies and options) to hedge against the risks resulting from foreign currency fluctuations both with respect to very likely future commitments and debt for already stipulated purchases.

For the Mediaset Group, the exchange rate risk is connected to the possibility that exchange rates change in the period between the moment when the acquisition of assets denominated in foreign currency has become very likely (authorised purchase negotiation) and the moment in which these assets are recognised in the Financial Statements. The objective of the hedge is to define the exchange rate of the Euro amount with reference to the moment when the negotiation was approved (*hedge accounting,* according to IAS standards). However, when the assets are entered in the Financial Statements, the objective of the hedge is pursued through *natural hedge* where hedging (optional derivative instruments) and underlying (payables for the acquisition of rights) are separately valued according to the principles of reference and are therefore treated, from an accounting standpoint, as non hedge. More specifically, derivatives, in compliance with IAS 39, are valued at fair value with recognition of value differences to



Income Statement, while payables for the acquisition of rights – considered monetary items – are adjusted to the exchange rate at period end, in compliance with IAS 21.

Derivative instruments include current financial assets and liabilities entered at fair value.

The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount valued at the contract forward rate and the notional amount valued at the fair forward (period end exchange rate calculated at the account date).

The fair value of exchange rate options is calculated using the Black & Scholes method for plain-vanilla options, while the binomial method is used for the Single Barrier Options (with barrier defined in reasonable times).

With reference to hedging derivatives to hedge interest rate risk, the fair value of interest rate swaps is calculated using the current value of the expected future cash flows, while the fair value of collar derivatives is calculated using the Black & Scholes method.

Accounting treatment varies according to the fact that these are designated as hedging derivatives pursuant to IAS 39.

In particular, for the purpose of hedge accounting, Mediaset considers as hedging derivatives those financial instruments that hedge against currency exposures connected to commitments for future purchases of television rights denominated in foreign currency (*forecast transaction*) and those to hedge the exchange rate risk for which both the relationship between the derivative instrument and the hedged item and the likelihood/effectiveness of occurrence of the forecast transaction are formally documented.

The effective component of the adjustment to fair value of the derivative instrument used and qualified as hedging derivative is directly recognised to Shareholders' equity, while the ineffective component is entered in Income Statement.

These operations are accounted for through *cash flow hedge*. According to this rule, the effective component generating changes in the value of the derivative is entered in a reserve to Shareholders' equity. In the event of hedging commitments for the purchase of rights, such reserve is used to subsequently adjust the recognised value of the asset in the Financial Statements (basis adjustment) and in the event of exchange rate risk hedge; such reserve generates a proportional effect in the Income Statement at the same time of generation of the relevant cash flows.

Changes to the fair value of derivative instruments used for financial hedging purposes, that hedge the risk of changes to the fair value of items entered in the Financial Statements, in particular, currency receivables and payables or derivatives that do not qualify as hedging derivatives, are recognised in the Income Statement under item "Financial income / loss".

Revenue recognition

Revenues from sales and services are entered when the relevant risks and benefits are transferred, which derive from the actual transfer of ownership or completion of the service.

In particular, the Group's main revenues from sales are entered according to the following criteria:



- advertising: upon showing of the relevant insert or advertising commercial. Revenues from advertising sales in exchange of goods (and correspondingly the cost of goods) are adjusted in order to keep the estimated recoverable value of goods into account;
- goods: upon shipment or delivery. In case of lease or sub-licensing of the use of rights also for a limited period of time, implying the transfer onto the transferee of the asset's control, the relevant revenue is fully recognised when the use of the asset is transferred;
- the amounts invoiced to distributors deriving from the sale of prepaid cards and scratch cards for Pay per View events are broken down based on the residual duration of the cards sold. Similarly, also direct costs are allocated along the same duration.

Revenues are recognised net of returns, discounts, allowances, premiums and directly connected taxes.

Cost recoveries are shown directly as cost deduction.

Income tax

Current income tax is entered for each individual company based on an estimate of taxable income in compliance with existing legislation and tax rates or as substantially approved at the period closing date in each country, considering applicable exemptions and tax credit.

Deferred tax assets and liabilities are calculated on temporary differences between the value attributed to assets and liabilities in the accounts and the corresponding values recognised for fiscal purposes, based on the applicable tax rates at the moment when the temporary differences emerge. When results are directly recognised to Shareholders' equity, current taxes, deferred tax assets and liabilities are also entered in Shareholders' equity.

Deferred tax assets and liabilities are offset when there is a legal right to offset current tax assets and liabilities and when these refer to taxes due to the same Tax Authority and the Group intends to settle current assets and liabilities on a net basis.

In the event of changes to the accounting value of deferred tax assets and liabilities deriving from a change in the applicable tax rates and relevant legislation, the resulting deferred tax amount is recognised to Income Statement, unless it refers to debited or credited amounts previously recognised to Shareholders' equity.

Dividends

Dividends are entered in the accounting period in which distribution is approved.

Earnings per share

Earnings per share are determined by dividing the Group's net profit by the average weighted number of outstanding shares during that period, net of treasury shares. Diluted earnings per share are determined by considering the number of outstanding shares and the potential dilution effect resulting from the assignment of treasury shares to the beneficiaries of the already accrued stock option plans.



Use of estimates

For the purpose of drafting the Group's Consolidated Financial Statements and the relevant Explanatory Notes, estimates and assumptions have been used both in relation to the determination of some assets and liabilities items as well as for the valuation of some assets and liabilities items which the Group may register in the upcoming future. Specifically, due to the current macro-economic scenario, that has become increasingly difficult as a result of the current financial turmoil, the Group opted for relying on estimates on future trends that took this high level of uncertainty into account.

The main estimates refer to the calculation of the value in use of cash generating units (CGUs), to which the value relative to goodwill or other assets with a limited or unlimited useful life are attributed for the purpose of periodically subjecting them to impairment test as required by IAS 36. The calculation of the value in use requires an estimate on the expected free cash flow generated by CGUs as well as the calculation of an appropriate discount rate. The main uncertain aspects that may influence such estimates refer to WACC beyond the budget time horizon (g), as well as the hypotheses assumed for the development of the expected free cash flow for the business plans included.

The main data included also refer to the fund for risks and charges and the bad debt fund.

Estimates and assumptions are subject to periodic reviews and the relevant changes are recognised in Income Statement.

Changes in accounting estimates

Pursuant to IAS 8, these are recognised on the face of the Income Statement starting from the year of adoption.

Restatements of the Financial Statements of the previous year

Following the deconsolidation of Medusa Multicinema S.p.A and Medusa Cinema S.p.A. that came into force on 30 June 2009, details of which are contained in the section *Main Changes in the Consolidation Area,* the Consolidated Income Statement for 2008, which is included for comparison purposes, was reclassified in accordance with the provisions of IFRS 5 – Discontinued Operations – so that costs and revenues relative to those operations were shown separately. Details of those reclassifications are illustrated in the Report on Operations.

It should also be noted that as the revised IAS 1 indicates, a distinction is made, as from 31 December 2009, between current assets and liabilities relating to assets and liabilities deriving from hedge derivatives. Consequently, the Consolidated Statement of Financial Position as at 31 December 2008 was modified, so that a comparison could be made with the current Statement of Financial Position, and EUR 0.5 million was reclassified from *Current financial assets* to *Other financial assets* and EUR 2.4 million from *Other financial liabilities* to *Financial debts and liabilities.*



Not yet applicable accounting principles, amendments and interpretations, which the Group did not decide for early adoption.

IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements

At 10 January 2008 IASB drafted the revised version of IFRS3 – Business Combinations, and amended IAS 27 – Consolidated and Separate Financial Statements. The revised principle are compulsory applicable for the future business combinations accounted in the Annual Report starting from 1st July 2009 or subsequent to this date.

The Group has not opted for an early adoption of this revised principle, which will be applied in the accounting of business combinations made after 1st January 2010.

The main amendments included in the revised version of IFRS3 concerning the accounting of business combinations relates to:

- recognition of goodwill, to be made only at the acquisition of the control stake, as a difference between the fair value of the price paid (augmented in case of a step-up business combination of the fair value of the minorities previously owned) and the recognizable net current assets and liabilities value acquired (potential liabilities inclued);
- in case of acquisition of controlling stake less than 100%, the minority stake could be alternatively (for each business combination) valuated at fair value, with relative recognition of goodwill (the so called Full goodwill method) or by means of the method previously envisaged by the IFRS3 (that means the pro-quota of the current value attributable to third parties of the net asset acquired);
- in case of step-up controlling acquisition, the cancellation of the obligation of evalutation of assets and liabilities acquired at fair value at each subsequent acquisition is envisaged; the acquiring company has to re-mesure the fair value relating to the minority stake previously owned, accounting the evantual difference on income statement;
- identification of the acquiring party with reference to the definition of "control", intended as "the power of managing the financial and operating policies of an entity, with the aim of obtaining benefits from its activities";
- recognigion into the income statement of the transaction costs, not including the one linked to bond or shares which have to be recognized following th IAS 32 and 39 principles;
- recognition by means of fair value at the acquisition date of the liabilities linked to earnouts; eventual differences subsequent to the initial estimate should be recognized into the income statement, unless they derive from additional information existing at the acquisition date (in this they are adjustable within 12 months from the acquisition date)

IAS 27R states that changes in the stake owned in a controlled entity, with no effects on the control of the same entity, will be treated as equity transactions, recorded in the Shareholders' equity.


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IAS 39 Financial instruments: Recognition and Measurement – Instruments that qualify as hedging instruments

These amendments to IAS 39 were issued in August 2008 and are required for annual periods beginning on or after 1 July 2009. The amendment addresses the identification of unilateral risks for a hedged instrument and the identification of inflation as a hedged risk or portion of hedged risk under certain circumstances. The amendment clarifies that the entity may decide to allocate a portion of the changes in the fair value or cash flows of a financial instrument as a hedged item.

IAS 39 –Financial instruments: Recognition and Measurement

The amendment limits the exception of non applicability contained in Paragraph 2(g) of IAS 39 to forward contracts between a buyer and a seller stockholder for the purposes of the sale of a company transferred to a business combination to a future acquisition date, if the completion of the business combination does not depend on further actions of one of the two parties, but only on the elapsing of a congruous time interval. The amendment clarifies instead that scope of applicability of IAS 39 includes the option contracts (whether or not they are currently exercisable) that enable one or more of the parties to have control on the occurrence of non occurrence of future events and whose exercise would entail control over a company. The subject amendment shall be applied from 1 January 2010 onwards.

IFRS 9 – Financial instruments

Subsequently, on 12 November 2009 the IASB published the new IFRS 9 – Financial Instruments standard on the classification and valuation of financial assets, applicable as from 1 January 2013. This publication is the first part of a phased process aimed at completely replacing IAS 39. The new standard utilises a single approach based on the method of managing financial instruments and on the characteristics of cash flows deriving from the financial operations in order to calculate the valuation criteria, and replaces the regulations contained in IAS 39. In addition, the new standard includes a single method for calculating the impairment of financial assets. At the time these Financial Statements were prepared, the relative European Union authorities had not completed the ratification process for the application of the new standard.

IFRS 2 – Share-based payments

The amendment to this standard was issued by the IASB in June 2008 and states that a company which receives goods or services as part of share-based payment plans must account for the said goods or services independently from the group company that paid for the transaction, and also independently of the fact of whether the payment was made in cash or shares. In addition, the amendment states that the term "group" has the same meaning as that established in IAS 27 – Consolidated and Separate Financial Statements, where it includes the parent company and its subsidiaries. The amendment also specifies that a company must evaluate the goods or services it receives as part of a transaction and paid for by cash or shares from its own point of view, which may not coincide with the group's point of view, and with the relative amount booked to the Consolidated Financial Statements.


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In April 2009, the IASB also ruled that following the modification of the definition of business combinations contained in IFRS 3, the transfer of a company division for a joint venture, or the transfer of companies or divisions into a jointly controlled company does not fall under the remit of IFRS 2.

The amendment and the subsequent modifications came into force on 1 January 2010. At the time these Financial Statements were prepared, the relative European Union authorities had not completed the ratification process for the application of the new standard.

IFRS 5 – Non-current assets held for sale and discontinued operations

In May 2008, the IASB introduced a modification to this standard stating that if a company is involved in a disposal operation that entails the loss of control of a subsidiary, all the subsidiary's assets and liabilities must be reclassified among assets held for sale, even if the company still holds a minority interest in the subsidiary after the disposal.

The modification came into force on 1 January 2010.

IAS 24 – Related party disclosures in Financial Statements

On 4 November 2009, the IASB issued a revised version of IAS 24 – Related party disclosures in Financial Statements that simplified the type of disclosures required in the case of transactions with related parties controlled by the State and clarifies the definition of related parties. The standard will come into force on 1 January 2011. At the time these Financial Statements were prepared, the relative European Union authorities had not completed the ratification process for the application of the new standard.

IFRIC 19 – Extinguishing financial liabilities with equity instruments

On 26 November 2009, the IFRIC issued an interpretation of IFRIC 19 – Extinguishing financial liabilities with equity instruments, which provides guidelines on how to account for the extinguishment of a financial liability by the issue of equity instruments. The interpretation establishes that if an entity renegotiates the terms of the extinguishment of a financial liability and the creditor agrees to accept the entity's shares to settle the financial liability, the shares issued by the entity become part of the price paid for extinguishing the financial liability and must be measured at fair value. The difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is booked to the Income Statement for the period.

The amendment is applicable from 1 January 2011. At the time these Financial Statements were prepared, the relative European Union authorities had not completed the ratification process for the application of the new standard.

Improvements

On 16 April 2009, the IASB published a series of changes to IFRS rules, including different transition periods for each standard established. Here below we have specified those, which IASB has indicated as having an impact on the presentation, recognition and measurement of items included in the Financial Statements of the Group starting from 1 January 2010.

- *IFRS 5* - Non-current assets held for sale and discontinued operations. The

amendment states that IFRS 5 and all other IFRS standards that make specific reference to non-current assets (or groups of assets) classified as being either held for sale or as discontinued operations establish all the disclosures necessary for this type of asset or operation.

- *IFRS 8* – Operating segments: the modification requires entities to provide the value of the total of the assets for each segment covered by the disclosure if that value is regularly supplied to the chief operating decision maker. Before this amendment this information was required when this condition did not apply.
- *IAS 1* – Presentation of Financial Statements: the amendment modifies the definition of current liabilities contained in IAS 1. The previous definition required liabilities that could be extinguished at any time by issuing equity instruments to be classified as current liabilities, which meant that liabilities relating to convertible debenture loans that could be converted at any time into the entity's shares were booked to current liabilities. Following the modification, when classifying a liability as current or non-current, it becomes irrelevant whether or not an option exists for converting liabilities with equity instruments.
- *IAS 7* – Statement of cash flows: the amendment specifies that only cash flows deriving from costs that result from the recognition of an asset in the Financial Statements can be classified in the statement of cash flows as deriving from investment activities, while cash flows deriving from costs that do not result from the recognition of an asset (as for example promotional costs or personnel training costs) must be classified as deriving from operational activities.
- *IAS 36* – Impairment of assets: the amendment requires that every operational unit or group of operational units for which goodwill is allocated for the purposes of an impairment test is not bigger than an operational segment, as defined in paragraph 5 of IFRS 8, before the combination allowed for in paragraph 12 of the same IFRS on the basis of similar economic characteristics or other similar elements.
- *IAS 38* – Intangible assets: the revision of IFRS 3 that took place in 2008 established that sufficient information exists for evaluating the fair value of an intangible asset purchased during a business combination if it is separable or if it arises as a result of contractual or legal rights. As a consequence, IAS 38 was amended in order to reflect the modification made to IFRS 3 and clarification was made of what evaluation techniques are utilised for evaluating the fair value of intangible assets for which no active market exists.

4. MAIN CHANGES IN THE CONSOLIDATION AREA

Here follows a summary of the main changes in the consolidation area that occurred during the period in question. The changes are classified on the basis of the different corporate operations that caused them:

On 31 December 2008, with effect from 1 January 2009, **Novafilms S.r.l** was merged into TaoDue S.r.l.

On 26 January 2009, **BigBang Media SL** (previously Telecinco Factoria de Produccion SLU) increased its Share Capital to EUR 0.2 million. Gestevision Telecinco S.A., which held a 100% share in the company, reduced its investment to 30% of the Share Capital.

On 23 February 2009, Medusa Film S.p.A. purchased a 15% share in **Cinecittà Digital Factory S.r.l** by means of pro-quota underwriting a EUR 6.0 million increase in the Share Capital.

On 28 April 2009, **TED – TV Educational S.p.A.** was set up with a Share Capital of EUR 0.1 million and with its head office in Rome. R.T.I. S.p.A. holds 19% of the Share Capital. RTI S.p.A. owns a call option in force of which it could be entitled to buy a further stake of 32% of the company. The exercise period of this option is situated between the 1st July 2011 and 31st December 2013.

On 15 May **Nessma Advertising Sarl**, with head office in Casablanca, was set up with the Share Capital of Moroccan Dirhams 100,000. Nessma S.A. holds 100% of the new Share Capital of the new company.

On 18 August, Mediaset Investment S.a.r.l. underwrote 25% of the Share Capital of **Nessma Broadcast S.a.r.l.**, for a total of EUR 0.1 million. The new company is involved in producing and distributing television programmes broadcast on a satellite television channel.

On 25 May 2009, Horizon **Media International** Sarl, with head offices in Luxembourg, was set up with a Share Capital of EUR 12,500. Nessma S.A. holds 100% of the Share Capital.

On 27 May 2009, Atlas Espana SAU reduced its equity investment in **Aprok Imagen SL** from 40% of the Share Capital to 3.05%.

On 30 June 2009, as part of the partnership operation described in the report on operations, R.T.I. S.p.A. underwrote a 48.96% equity investment, equal to EUR 11.3 million, in the Share Capital of **Capitolosette S.r.l.** This company owns a 91.5% stake in The Space Entertainment S.p.A. to which, on the same date, R.T.I. disposed of its 100% stake in The Space Cinema 1 S.p.A. (former Medusa Multicinema S.p.A.) and The Space Cinema 2 (former Medusa Cinema S.p.A.). As a result of these transactions, as from 30 June Medusa Cinema S.p.A. and Multicinema S.p.A. will leave the consolidation area of the Mediaset Group due to the recognition of the stake in Capitolosette S.r.l., which will be recognised according to the equity method.

The accounting impact of the operation on the consolidation at 30 June, together with the reclassification of the economic contribution to the net results of the period in question and of the periods used for comparison purposes generated by the assets disposed of, in line with IFRS 5 – Discontinued Operations, are booked separately in the Group's Income Statement under Net Result of Discontinued Operations and in the Cash Flow Statement under Changes in Consolidation Area.

On 30 July 2009, Publitalia '80 and Mondadori Pubblicità S.p.A. set up the jointly owned **Mediamond S.p.A.**, which is involved in selling banner space, advertising space and promotions on websites, computer networks and general digital networks.

On 31 July 2009, the subsidiary RTI S.p.A. underwrote a 30% equity investment, for a total of EUR 6.0 million, in the Share Capital of **Ares Film S.r.l.**, which operates in the television production sector. RTI S.p.A. owns a call option in force of which it could be entitled to buy a further stake of 21% of the company. The exercise period of this option is situated between the 1st Januany and 31st May 2012.

On 16 September 2009, Atlas Espana S.A.U. increased its stake held in Producciones **Mandarina S.L.** from 30% to 42.13%.


MEDIASET

On 30 September 2009, the subsidiary Gestevision Telecinco disposed of its 60% stake in the Share Capital of **Cinematext Media S.A.** to third parties. As a result of this operation, the subsidiary **Cinematex Media Italia S.r.l.** was also disposed of.

On 3 November 2009, the subsidiary Gestevion Telecinco S.A. disposed of 7,579 shares in **Alba Adriatica SL**, equal to 10% of the Share Capital, to third parties, thereby reducing its stake in the company from 15% to 5%.

On 3 November 2009, the subsidiary Gestevision Telecinco S.A. disposed of 8,177 shares in **Kuperalia S.L.**, equal to 10% of the Share Capital, thereby reducing its stake in the company from 15% to 5%.

On 1 October, R.T.I. disposed of the entire Share Capital of **Medusa Video S.p.A.** to Medusa Film S.p.A. On 21 December 2009, Medusa Video S.p.A. was merged into Medusa Film S.p.A., with effect from 1 January 2010.

The list of the companies and the equity investments included in the consolidation area according to the different applicable methods and the relevant valuation in the Mediaset Group's Consolidated Financial Statements as at 31 December 2009 are shown in the table attached after the notes.


MEDIASET

5. SEGMENT REPORT

As required under IFRS 8, the following information relates to the operating segments identified on the basis of the Group's present organisational structure and internal reporting system.

The Group's main operating segments (already included in the analysis of results contained in the *Report on Operations*, are the same as the geographical areas (Italy and Spain) identified according to the location of operations. These operations are then segmented further, to monitor the performance of the business areas operating in each country, which are identified according to their economic profile (type of product, process and reference market). In relation to Spain (Telecinco Group) no significant areas have been identified other than the core business of television, which is the same entity.

The following paragraphs contain the information and reconciliations required under IFRS 8 in relation to profits, losses, assets and liabilities, based on this segmentation process. The information can be extrapolated from the two sub-consolidated accounts drawn up at that level, while the information provided for the three operating segments based in Italy has been given with reference to the profits, losses and operational assets directly attributable to them.

Geographical sectors

The following tables contain the key financial information for the two operational areas of Italy and Spain, as at 31 December 2009 and 2008 respectively.

The tables were prepared on the basis of specific sub-consolidated accounts in which the book value of the shareholdings held by companies belonging to a segment in companies belonging to another segment were kept at the respective purchase cost and cancelled at the time of consolidation. Likewise, in the income statement for the sector, income and charges (relating to any dividends received from these investments) have been included under *Income from other equity investments.*

The data on inter-segment assets relates to the cancellation of equity investments entered under the assets for Italy, in Gestevision Telecinco (50.5%) and Mediacinco (25%-owned, and already fully consolidated into the Spain area, being 75%-owned by Telecinco) and the loan granted to Mediacinco by Mediaset Investiment Sarl, which amounted to Euro 60.1 million as at 31 December 2009.

Non-monetary costs relate to the provisions for risks and charges and the costs of stock option plans.

2009	ITALY	SPAIN	Eliminations	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	3,226.7	656.3	-	3,882.9
Inter-segment revenues	2.1	-	(2.1)	-
Consolidated net revenues	**3,228.8**	**656.3**	**(2.2)**	**3,882.9**
%	83%	17%		100%
EBIT	**478.7**	**122.8**	**-**	**601.5**
%	80%	20%		100%
Financial income/(losses)	(32.0)	3.2	-	(28.8)
Income/(expenses) from equity investments valued	0.0	(119.2)		(119.3)
Income/(expenses) from other equity investments	105.7	(3.9)	(106.9)	(5.1)
EBT	**552.4**	**2.8**	**(106.8)**	**448.4**
Income taxes	(166.7)	24.1	-	(142.5)
NET PROFIT FROM CONTINUING OPERATIC	**385.7**	**26.9**	**(106.8)**	**305.8**
Net Gains/(Losses) from discontinued operations	(0.6)	-	-	(0.6)
NET PROFIT FOR THE PERIOD	**385.1**	**26.9**	**(106.8)**	**305.2**
Attributable to:				
- Equity shareholders of the parent company	374.7	48.4	(150.7)	272.4
- Minority Interests	9.2	(21.5)	45.1	32.8
OTHER INFORMATION				
Assets	5,927.0	734.1	(347.8)	6,313.3
Liabilities	3,394.1	442.5	(61.6)	3,775.0
Investments in tangible and intangible non current assets	1,145.2	174.2	-	1,319.4
Amortization	1,011.5	169.1	-	1,180.6
Impairment losses	-	-	-	-
Other non monetary expenses	29.8	(37.5)	-	(7.7)

(*) Includes the change in "Advances for the purchase of rights"



2008	ITALY	SPAIN	Eliminations	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	3,217.6	981.9		4,199.5
Inter-segment revenues	1.1	-	(1.1)	-
Consolidated net revenues	**3,218.7**	**981.9**	**(1.1)**	**4,199.5**
%	77%	23%		100%
EBIT	**596.7**	**386.9**	**-**	**983.6**
%	61%	39%		100%
Financial income/(losses)	(76.9)	(3.4)	-	(80.3)
Income/(expenses) from equity investments valued	(25.5)	(175.8)	-	(201.2)
Income/(expenses) from other equity investments	153.3	-	(161.1)	(7.9)
EBT	**647.7**	**207.7**	**(161.1)**	**694.2**
Income taxes	(108.9)	(23.1)	-	(132.0)
NET PROFIT FROM CONTINUING OPERATIC	**538.7**	**184.6**	**(161.1)**	**562.1**
Net Gains/(Losses) from discontinued operations	3.2	-	-	3.2
NET PROFIT FOR THE PERIOD	**541.8**	**184.6**	**(161.1)**	**565.3**
Attributable to:				
- Equity shareholders of the parent company				
- Minority Interests	539.2	211.4	-291.5	459.1
	2.7	-26.8	130.4	106.3
OTHER INFORMATION				
Assets				
Liabilities	6,058.4	827.6	(567.5)	6,318.4
Investments in tangible and intangible non current assets	3,477.8	366.1	(281.3)	3,562.6
Amortization	926.8	195.8	-	1,122.6
Impairment losses	968.4	188.8	-	1,157.2
Other non monetary expenses	-	-	-	-
	24.5	**-0.1**	**0.0**	**24.5**

(*) Includes the change in "Advances for the purchase of rights"



The following table illustrates the cash flow statement for each geographical area. The item *Cashed-in dividends* (Italy) includes dividends received from Gestevision Telecinco.

CASH FLOW STATEMENT - GEOGRAPHICAL DETAIL	Italy		Spain	
	31/12/2009	31/12/2008	31/12/2009	31/12/2008
Operating profit before taxation	**477.9**	**564.7**	**(0.4)**	**211.1**
+ Depreciation and amortisation	1,011.5	971.3	169.1	188.7
+ Other provisions and non-cash movements	31.3	15.5	(30.8)	(19.7)
+ Equity investments evaluation result (net of gains/losses from sale operations)	1.2	33.3	119.2	175.9
+ Change in working capital/ other assets and liabilities	12.9	277.5	14.4	73.6
- Interests paid/received	(3.5)	(1.9)	-	-
- Income tax paid	(213.2)	(307.7)	(15.7)	(100.2)
Net cash flow from operating activities [A]	**1,318.1**	**1,552.7**	**255.8**	**529.4**
CASH FLOW FROM INVESTING ACTIVITIES:				
Proceeds from the sale of fixed assets	(1.9)	1.6	-	-
Proceeds from the sale of equity investments	-		0.2	-
Interests and other financial income received	-	(0.8)	-	-
Purchases in television rights	(1,034.8)	(818.5)	(214.7)	(164.3)
Changes in advances for television rights	12.5	1.6	45.7	(22.5)
Purchases of other fixed assets	(122.9)	(109.9)	(5.2)	(9.0)
Changes in debt for investment (including hedging operations)	120.5	(185.9)	9.3	(13.9)
Equity investments	(7.8)	(5.6)	(0.1)	(22.1)
Changes in other financial assets	(11.6)	(5.0)	(13.7)	(15.0)
Loans to other companies (granted)/repaid	(0.5)	(6.3)	(0.2)	-
Dividends received	107.6	164.0	1.8	1.6
Business combination net of cash acquired	-	(113.1)		-
Changes in the consolidation area	(1.8)	(26.6)		0.2
Net cash flow from investing activities [B]	**(940.7)**	**(1,104.5)**	**(176.9)**	**(245.0)**
CASH FLOW FROM FINANCING ACTIVITIES:				
Share capital issues	-	-	-	-
Change in treasury shares	-	-	(2.9)	(1.3)
Net changes in financial liabilities	76.3	124.9	106.5	(0.8)
Dividends paid	(431.9)	(488.8)	(210.3)	(317.6)
Net changes in other financial assets/liabilities	(3.9)	(0.4)	(1.9)	(3.9)
Interests (paid)/received	(30.2)	(66.3)	2.4	4.2
Net cash flow from financing activities [C]	**(389.7)**	**(430.6)**	**(106.2)**	**(319.4)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**(12.3)**	**17.6**	**(27.3)**	**(35.0)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**106.7**	**89.2**	**32.9**	**67.8**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR [F=D+E]	**94.5**	**106.7**	**5.6**	**32.9**



Italy: operating segments

As already mentioned in the report on operations, the operating segments in Italy are listed below, taking into account the significance and the Group's organisation/business structure:

- **Free To Air TV**, the Group's traditional core business, which includes advertising sales and programme scheduling for the three national networks currently broadcast in analogue mode, and proprietary free-to-air channels broadcast in digital terrestrial mode;
- **Pay tv**, relating to the supply of pay tv programmes and events under the Mediaset Premium brand;
- **Network Operator**, related to operation of the analogue broadcasting network dedicated to proprietary free-to-air channels and digital terrestrial broadcasting (multiplex), including the network open to leading mobile phone operators and intended to transmit DVB-H mobile digital terrestrial television;
- **Other operations**, related to the main activities. These include internet, teletext, services and content providing to mobile phone operators, publishing, licensing, merchandising and non-TV advertising licences, and teleshopping. Since April 2008 this grouping has included the marketing and TV drama production activities carried out by Taodue S.r.l.

2009	FREE TO AIR TELEVISION	NETWORK OPERATOR	MEDIASET PREMIUM	OTHER	ELIMINATIONS / ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	2,348.3	93.7	560.6	226.2		3,228.8
Inter-segment revenues	2.6	125.4	-	198.4	(326.4)	(0.0)
Consolidated net revenues	**2,350.9**	**219.1**	**560.6**	**424.6**	**(326.4)**	**3,228.8**
%	73%	7%	17%	13%	-10%	100%
EBIT	**515.8**	**22.7**	**(70.8)**	**52.3**	**(41.3)**	**478.7**
Television rights	1,842.9	-	668.7	142.3	(234.8)	2,419.1
Other tangible and intangible non current assets	290.4	539.3	12.3	46.6	-	888.6
Goodwill	2.7	6.2	-	140.4	-	149.3
Trade receivables	1,065.1	38.6	80.9	87.0	-	1,271.6
Inventories	39.1	2.9	23.8	9.0	-	74.9
Operating assets	**3,240.2**	**587.0**	**785.7**	**425.4**	**(234.8)**	**4,803.5**
Investments in television rights (*)	556.1	-	491.3	133.3	(145.9)	1,034.8
Other investments	27.3	89.1	5.7	0.8	-	122.9
Investments in tangible and intangible assets	**583.4**	**89.1**	**497.0**	**134.1**	**(145.9)**	**1,157.7**

(*) Not including the change in "Advances for the purchase of rights"

2008	FREE TO AIR TELEVISION	NETWORK OPERATOR	MEDIASET PREMIUM	OTHER	ELIMINATIONS / ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	2,532.3	79.8	403.7	203.0		3,218.8
Inter-segment revenues	1.9	111.1		168.4	(281.4)	(0.0)
Consolidated net revenues	**2,534.2**	**190.8**	**403.7**	**371.4**	**(281.4)**	**3,218.8**
%	79%	6%	13%	12%	-9%	100%
EBIT	**666.1**	**10.8**	**(60.9)**	**15.8**	**(35.0)**	**596.8**
Television rights	1,890.7	-	449.4	141.7	(215.2)	2,266.6
Other tangible and intangible non current assets	312.5	510.7	12.5	95.9	-	931.6
Goodwill	2.7	6.2	-	141.3	-	150.2
Trade receivables	827.9	52.8	62.8	78.1	-	1,021.6
Inventories	25.3	3.9	8.5	7.9	-	45.6
Operating assets	**3,059.1**	**573.6**	**533.2**	**465.0**	**(215.2)**	**4,415.6**
Investments in television rights (*)	657.5	-	219.5	(58.5)	-	818.5
Other investments	41.9	57.0	7.2	3.8	-	109.9
Investments in tangible and intangible assets	**699.4**	**57.0**	**226.7**	**(54.7)**	-	**928.4**

(*) Not including the change in "Advances for the purchase of rights"


MEDIASET

Notes on the breakdown and changes to income in the above areas of operation have already been included in the Report on Operations.

The main operations allocated refer to ***television rights,*** and in particular:

- for the ***Free-to-air*** area, the library (films, dramas, mini-series, TV films and cartoons), long-running self-produced drama series, entertainment, news and sport rights serving the three general entertainment channels;
- for ***Pay tv,*** the sports, cinema and entertainment rights reserved for Mediaset Premium. Sports rights include the broadcasting rights for Italy's leading football clubs up until the 2009/2010 season.

Other investments:

- for free-to-air television, these relate mainly to systems and equipment that support television production centres, IT systems, and the upgrading of management offices and other property.
- for Pay tv, they include investments relating to development of the subscription-based pay-TV platform *Mediaset Premium*.
- for Network operator activities, they include purchases necessary for maintenance and upgrading of the DTT broadcasting network.



COMMENTS ON MAIN ASSET ITEMS

(values in EUR millions)

6. NON-CURRENT ASSETS

The following tables contain the changes over the past two years, detailed by cost, amortisation and depreciation, and the net book value of the main balance sheet items relating to non-current assets.

The details of "*Changes to consolidation area*" for 2008 relate to the effects of the acquisition of Taodue S.r.l. and Nova Films S.r.l., and deconsolidation of the equity investments in Medusa Cinema and Medusa Multicinema, in 2009.

The decreases in tangible and intangible assets include the effect of the disposal of assets owned by Medusa Cinema S.p.A. and Medusa Multicinema S.p.A., as part of the sale of movie theatres, totalling EUR 42.4 million.

6.1 Property, Plant and Equipment

COST	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2008	**272.4**	**739.2**	**103.2**	**114.0**	**80.3**	**1309.1**
Additions	6.1	33.2	7.0	12.3	33.6	92.2
Other changes	15.9	31.6	8.4	1.1	(55.2)	2.0
Disposals	(0.2)	(15.2)	(0.5)	(4.7)	(0.0)	(20.7)
Changes in the consolidation area	-	-	0.1	0.0	-	0.1
Balance at 31/12/2008	**294.2**	**788.8**	**118.2**	**122.6**	**58.6**	**1,382.7**
Additions	2.4	56.0	6.7	7.2	32.7	105.0
Other changes	2.9	26.6	1.3	1.3	(32.7)	(0.6)
Disposals	(0.5)	(21.8)	(3.7)	(2.4)	(0.0)	(28.4)
Changes in the consolidation area	(49.2)	(8.7)	(10.2)	(0.3)	-	(68.4)
Balance at 31/12/2009	**249.8**	**840.9**	**112.5**	**128.4**	**58.5**	**1,390.3**

AMORTISATION AND DEPRECIATION	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2008	**(100.6)**	**(537.0)**	**(70.0)**	**(80.9)**	**-**	**(788.5)**
Other changes	(3.7)	(4.2)	(3.2)	3.1	-	(8.1)
Disposals	0.2	14.4	0.4	4.8	-	19.8
Amortisation	(10.1)	(49.3)	(7.8)	(10.8)	-	(78.0)
Changes in the consolidation area	-	-	(0.0)	(0.0)	-	(0.1)
Balance at 31/12/2008	**(114.1)**	**(576.1)**	**(80.8)**	**(83.8)**	**-**	**(854.9)**
Other changes	(0.8)	(3.4)	(0.3)	0.0	-	(4.4)
Disposals	0.5	20.9	3.4	2.3	-	27.1
Amortisation	(7.7)	(53.2)	(7.5)	(11.8)	-	(80.1)
Changes in the consolidation area	9.5	8.1	8.6	0.2	-	26.4
Balance at 31/12/2009	**(112.5)**	**(603.8)**	**(76.6)**	**(93.0)**	**-**	**(885.9)**

NET BOOK VALUE	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets under formation and advances	Total
Balance at 1/1/2008	**171.9**	**202.1**	**33.2**	**33.1**	**80.3**	**520.5**
Additions	6.1	33.2	7.0	12.3	33.6	92.2
Other changes	12.1	27.4	5.2	4.2	(55.2)	(6.3)
Disposals	(0.0)	(0.8)	(0.1)	0.0	(0.0)	(0.9)
Amortisation	(10.1)	(49.3)	(7.8)	(10.8)	-	(78.0)
Changes in the consolidation area	-	-	0.1	-	-	0.1
Balance at 31/12/2008	**180.0**	**212.7**	**37.4**	**38.9**	**58.6**	**527.6**
Additions	2.4	56.0	6.7	7.2	32.7	105.0
Other changes	2.1	23.3	1.1	1.3	(32.7)	(5.0)
Disposals	(0.0)	(0.9)	(0.3)	(0.1)	(0.0)	(1.3)
Amortisation	(7.7)	(53.2)	(7.5)	(11.8)	-	(80.1)
Changes in the consolidation area	(39.6)	(0.6)	(1.6)	(0.1)	-	(41.9)
Balance at 31/12/2009	**137.3**	**237.1**	**35.9**	**35.4**	**58.5**	**504.2**

The main increases for the year relate to:

- Property: EUR 2.2 million relates to the capitalisation of building works for the television studios of Milano 2 and Segrate, and the maintenance of television stations;
- Plant and equipment: EUR 72.3 million relates to equipment required for digitalisation of the television signal by air, and the integrated optic fibre network; EUR 5.1 million relates to generic equipment and systems for television studios; EUR 2.7 million to digital broadcasting, Mediaset Premium sports channels and the new TED channel.
- Assets under formation and advances relates to projects close to completion, relating mainly to equipment for the digitalisation of the broadcasting network, of EUR 26.4 million, and DTT broadcasting equipment (including infrastructure for the pay TV system) to the value of EUR 3.9 million.

The item "Land and Buildings" includes the value of an office building in Rome, subject to a lease (the net book value as at 31 December 2009 was EUR 4.8 million). The lease was redeemed in December 2009 in return for payment of the final instalment of EUR 0.5 million.

The leased property used as movie theatres in Leghorn, Turin and Salerno (included as at 31 December 2008) are no longer part of the consolidation area, following the sale of Medusa Multicinema.



6.2 Television and film rights

	COST	AMORTISATION AND DEPRECIATION	NET BOOK VALUE
Balance at 1/1/2008	**6,930.3**	**(4,578.8)**	**2,351.5**
Additions	805.0	-	805.0
from *Intangible assets under formation and advances*	177.9		177.9
Other changes	(328.4)	381.7	53.3
Disposals	(72.0)	71.9	(0.1)
Amortisation	-	(984.5)	(984.5)
(Write-offs)/Write-ups	-	(7.9)	(7.9)
Changes in the consolidation area	30.5	(29.5)	1.0
Balance at 31/12/2008	**7,543.1**	**(5,147.0)**	**2,396.1**
Additions	977.9	-	977.9
from *Intangible assets under formation and advances*	271.6		271.6
Other changes	(532.7)	516.7	(16.0)
Disposals	-	-	-
Amortisation	-	(1,026.8)	(1,026.8)
(Write-offs)/Write-ups	-	(4.8)	(4.8)
Changes in the consolidation area	-	-	-
Balance at 31/12/2009	**8,259.9**	**(5,661.9)**	**2,598.0**

The total increases for 2009 were EUR 1,249.5 million (EUR 982.8 million during 2008), attributable to the following: purchases of EUR 977.9 million (EUR 805.0 million as at 31 December 2008), and the capitalisation of advances paid to suppliers (as at 31 December 2008 these were classified under *Assets under formation and advances*) of EUR 271.6 million (EUR 177.9 million as at 31 December 2008).

With reference to purchases for the year. EUR 610.5 million refers to tv rights available after 12/31, of which EUR 435.0 are related to the acquisition of the digital terrestrial pay-per-view rights for the matches of 12 Serie A clubs, for the 2010/2011 and 2011/2012 seasons. Not yet available tv rights as at 31st December 2009 amounts complexively to around EUR 791.4 million (around EUR 715.1 million as at 31st December 2008).

The item *Other changes* include the decrease following the sale, for EUR 16.2 million, of contracts relating to television rights for the satellite and DTT platforms for the matches of Livorno FC for the 2009/2010 season, rights for which the contracts have expired, and cancelled contracts.

The write-offs recognized during the period mainly refers to tv rights which terminates earlier than contractually expected their exploitation windows.

As required under IAS 36, assets not yet available for use are subject to an annual impairment test by the Cash Generating Units (CGUs) that use them (TV Commerciale Italia and Mediaset



Premium), together with the other tangible/intangible assets attributable to these CGUs. Details of impairment for the Free to Air TV CGU are given in Note 6.3 below, relating to *Goodwill*.

The impairment test of rights for Mediaset Premium was conducted by estimating the value-in-use calculated on the basis of the CGU's five-year plan (2010-2014) as approved by the Board of Mediaset S.p.A..

The main assumptions forming the basis of the income flows estimated in the plan relate to the potential development of the average Mediaset Premium customer (both Easy Pay and pre-paid mode), and the related unitary revenues, the expected renewal of major contracts relating to the acquisition of rights due to expire during the five-year period, and forecasts related to development of the offer, in terms of channels and content.

These assumptions were formulated in consideration of the historic development of the business (launched early in 2005 and whose 2009 performance was in line with the financial objectives of the five-year plan, by consolidating the structure of its editorial/commercial offer and experiencing steady growth in its customer base), with a view to achieving a market share of 15-20% over the medium term. This is consistent with the growth estimates produced by specialised external forecasters for the next few years in relation to the Italian pay TV sector.

Cash flows were discounted at a rate representing the weighted average cost of capital (net of fiscal effect), of 7.55%, which corresponds to a gross rate of 10%, and a growth rate used to extrapolate the cash flows beyond the planning term (*Terminal value*) of 2%.

The impairment test conducted on this basis confirmed that the CGU is likely to recover a large extent of the book value, also by means of tests on sensitivity compared to the discount rate between a range of +/- 20%. This parameter should have deviated by 130% from the central value used for valuation purposes in order to determine a recovery value for the CGU that was equal to its book value.



6.3 Goodwill

Below are the changes for the past two years, by net value:

	Total
Balance at 1/1/2008	**394.5**
Additions	9.8
Other changes	0.2
Disposals	-
Amortisation	-
(Depreciation), (write-downs)/write-ups	-
Changes in the consolidation area	108.9
Balance at 31/12/2008	**513.4**
Additions	0.0
Other changes	(0.3)
Disposals	-
Amortisation	-
(Depreciation), (write-downs)/write-ups	-
Changes in the consolidation area	(1.0)
Balance at 31/12/2009	**512.1**

The changes for 2009 mainly relate to goodwill from the management of movie theatres sold during the year.

The changes from last year related to increases generated from acquisitions, linked to the 0.4% increase in the share held in Gestevision Telecinco S.A. and increases generated by *Changes in the consolidation area,* including the goodwill of 115.8 generated from allocation of the price paid for the controlling interest in TaoDue S.r.l. (as illustrated in further detail in the following note on *Business combinations*) net of a decrease of EUR 5.9 million relating to the transfer of a 25% stake in Medusa Film S.p.A., as part of the same transaction.

As at 31 December 2008, goodwill was subjected to the impairment test required under IAS 36. This test, conducted at least once a year, was performed for each cash-generating unit (CGU) to which the value of goodwill is attributed, on the basis of the five-year plans approved by the Boards of Directors.

The CGU are identified according to the Group's organisational and business structure, and coincide with the operational areas identified under IFRS 8, or sectors within these areas. For a description of these sectors please refer to the relevant section of the *Report on Operations.*

Regardless of the small and/or relative extent of the goodwill attributable to them, all the CGUs to which a significant proportion of tangible/intangible assets can be attributed, such as the *Televisione Commerciale Italia* and *Network Operator* units, underwent impairment tests. The tests take into account (even in the absence of external or internal indicators highlighting any risks of asset impairment) an economic scenario that is still characterised by a high level of market volatility and considerable uncertainty as to the extent and duration of the current economic crisis.

None of the CGUs subjected to impairment tests revealed any indications of losses in asset value.



The following table shows the allocation of goodwill during the two years to the respective CGUs before the impairment tests were conducted.

CGU	31/12/2009	31/12/2008
Telecinco	363.2	363.2
Mediashopping	6.5	6.5
Movie distribution (Medusa Film)	18.0	18.0
Fiction / TV Series (TaoDue)	115.8	115.8
Other	8.6	9.9
Total	**512.1**	**513.4**

The share of goodwill included in the item *Other*, mainly generated when the Mediaset Group was formed, can be attributed to the TV Commerciale Italia (*Free to Air TV*) and Network Operator CGUs.

The recoverable value of goodwill, totalling EUR 363.2 million generated from the progressive acquisition of the controlling interest in ***Gestevision Telecinco***, was determined by assuming that the recoverable value was the higher of the fair value and the value-in-use. The fair value coincided with the stock exchange capitalisation of the Telecinco share, based on the spot value recorded on 31 December 2009, while the value-in-use was calculated as the current value of operating cash flows taken from the latest budgets and business plans approved by the company's Board of Directors. These plans were developed on the basis of prudent scenarios relating to expected changes in advertising revenues, in consideration of the significant deterioration of the overall economic picture and the difficulties involved in formulating reliable forecasts during this period of crisis, and used a discount rate corresponding to a weighted average cost of capital of 8.41% (corresponding to a gross rate of 10.7%), and a growth rate used to calculate financial flows beyond the planning term of 2%.

All the other goodwill items were subjected to impairment testing by estimating the value-in-use based on the discounting of cash flows resulting from the latest business plans approved by the Board of Mediaset S.p.A. for each CGU, applying a discount rate equivalent to a weighted average cost of capital of 7.55% (corresponding to gross rates of between 8.7% and 12.1%), while the growth rate used to calculate cash flows beyond the planning term was 2%.

In particular, the multi-year forecasts for ***TV Free to Air*** were developed on the basis of the 2010 budget, and an extremely conservative approach was adopted in relation to the trend in advertising sales and television costs for future years.

One of the key assumptions underlying the financial forecasts for the ***Mediashopping*** and ***Network Operator*** CGUs relates to the switch-off of analogue broadcasts, which is set for 31 December 2010 under current EC regulations. This event is connected to the growth in the market for digital terrestrial decoders. Meanwhile the plans for the *Film distribution* and *TV drama/series production* CGUs were developed on the basis of investment/Production plans, and the revenues expected to be achieved from exploitation by Medusa Film S.p.A. and TaoDue S.r.l.

In the light of the conservative approach adopted in formulating the basic assumptions concerning development in the plans of the main CGUs, and also taking into account the wide



margins between the recoverable values and book values of the assets subject to impairment, sensitivity tests were conducted in a range between +/-20% of the financial parameter (discount rate), which confirmed the recoverable values.

The following table summarises, for each CGU, the valuation method used to calculate the recoverable value, the implied discount rate (gross of fiscal effect) used to calculate value-in-use, and the % change in the discount rate (net of fiscal effect) compared to the WACC used in the valuations, necessary to render the CGU's recoverable value equal to its book value.

CGU	Recoverable Value computation method	Implicit WACC gross of income taxes	Sensitivity Changes in discount rate net of income taxes
Telecinco	Fair value/ Value in use	10.66%	+148%
Mediashopping	Value in use	11.10%	+ 489%
Movie distribution (Medusa Film)	Value in use	12.05%	+ 22%
Fiction / TV Series (TaoDue)	Value in use	11.03%	+ 11%
Network Operator	Value in use	8.68%	+15%
Italian Commercial TV	Value in use	11.57%	+62%

6.4 Other intangible assets

HISTORICAL COST	Patents and intellectual property rights	Trademarks	Licences	Intangible assets in progress and advances	Other intangible assets	Total
Balance at 1/1/2008	**149.3**	**135.5**	**358.3**	**185.8**	**129.3**	**958.2**
Additions	15.2	0.3	2.9	204.0	1.7	224.1
Other changes	8.5	(0.9)	5.1	(181.8)	(110.0)	(279.0)
Disposals	(1.0)	-	(0.6)	(1.0)	(0.0)	(2.7)
Changes in the consolidation area	-	0.0	-	1.2	60.0	61.2
Balance at 31/12/2008	**172.0**	**135.0**	**365.7**	**208.1**	**80.9**	**961.7**
Additions	8.7	0.0	9.7	199.6	0.9	219.0
Other changes	5.7	0.0	0.2	(261.0)	(2.3)	(257.5)
Disposals	(0.4)	(0.0)	(1.6)	-	-	(2.0)
Changes in the consolidation area	(2.7)	(0.1)	(0.2)	(0.1)	(0.1)	(3.1)
Balance at 31/12/2009	**183.3**	**134.9**	**373.8**	**146.7**	**79.5**	**918.1**



AMORTISATION AND DEPRECIATION	Patents and intellectual property rights	Trademarks	Licences	Intangible assets in progress and advances	Other intangible assets	Total
Balance at 1/1/2008	**(134.7)**	**(131.3)**	**(69.6)**	**(52.8)**	**(19.5)**	**(407.9)**
Other changes	(0.1)	0.9	(4.4)	24.9	3.0	24.2
Disposals	1.0	-	0.1	-	-	1.1
Amortisation	(17.4)	(1.0)	(14.7)	-	(9.1)	(42.2)
(Depreciation), (write-downs)/write-ups	-	-	-	(12.7)	-	(12.7)
Changes in the consolidation area	-	(0.0)	-	-	-	(0.0)
Balance at 31/12/2008	**(151.2)**	**(131.5)**	**(88.5)**	**(40.6)**	**(25.7)**	**(437.4)**
Other changes	(0.0)	(0.0)	2.3	-	0.0	2.2
Disposals	0.3	0.0	0.3	-	-	0.6
Amortisation	(16.3)	(1.0)	(14.3)	-	(10.0)	(41.6)
(Depreciation), (write-downs)/write-ups	-	(1.3)	-	9.6	-	8.3
Changes in the consolidation area	2.4	0.1	0.1	-	0.1	2.8
Balance at 31/12/2009	**(164.8)**	**(133.8)**	**(100.2)**	**(30.9)**	**(35.6)**	**(465.2)**

NET BOOK VALUE	Patents and intellectual property rights	Trademarks	Licences	Intangible assets in progress and advances	Other intangible assets	Total
Balance at 1/1/2008	**14.6**	**4.2**	**288.7**	**133.0**	**109.8**	**550.3**
Additions	15.2	0.3	2.9	204.0	1.7	224.1
Other changes	8.3	(0.0)	0.8	(156.9)	(107.1)	(254.8)
Disposals	(0.0)	-	(0.5)	(1.0)	(0.0)	(1.6)
Amortisation	(17.4)	(1.0)	(14.7)	-	(9.1)	(42.2)
(Depreciation), (write-downs)/write-ups	-	-	-	(12.7)	-	(12.7)
Changes in the consolidation area	-	0.0	-	1.2	60.0	61.2
Balance at 31/12/2008	**20.8**	**3.5**	**277.2**	**167.6**	**55.3**	**524.3**
Additions	8.7	0.0	9.7	199.6	0.9	219.0
Other changes	5.7	0.0	2.4	(261.0)	(2.4)	(255.3)
Disposals	(0.1)	(0.0)	(1.4)	-	-	(1.4)
Amortisation	(16.3)	(1.0)	(14.3)	-	(10.0)	(41.6)
(Depreciation), (write-downs)/write-ups	-	(1.3)	-	9.6	-	8.3
Changes in the consolidation area	(0.3)	-	(0.0)	(0.1)	0.0	(0.3)
Balance at 31/12/2009	**18.5**	**1.1**	**273.7**	**115.7**	**43.8**	**452.9**

Patents and intellectual property rights include EUR 7.2 million relating to increases from the purchase and completion of new software for subscription-based pay-TV systems, and EUR 3.9 million relating to the capitalisation of proprietary IT systems.

In relation to **Trademarks,** there is a write-down of EUR 1.3 million relating to the residual value of the Jumpy mark (recognised in 2001 as part of the acquisition of the business combination of the same name), in preparation for the absence of future profits related to the exploitation of this asset.

Licences include the right to use television frequencies acquired from third parties, intended to develop Digital Terrestrial Television platforms. The other increases for the year relate to the acquisition of licences to use optic fibre networks owned by Fastweb and Telecom Italia, to the value of EUR 12.1 million.

Assets in progress and advances, as at 31 December 2009, relate mainly to advances paid to suppliers for the acquisition of rights, advances on dubbing services, options on programmes, and the launch of productions. Increases for the period relate to advances paid to suppliers of rights, and for the production of long-running TV dramas, amounted to EUR 195.4 million. The decreases mainly related to the completion of productions and the finalisation of contracts pending as at 31



December 2008, which were consequently reclassified under the item Television rights, to the value of EUR 271.6 million.

Other intangible assets mainly includes intangible assets relating to exclusivity commitments assumed by the founders and directors of Taodue. These assets were identified and valued with the aid of an independent consultant at the time of calculating the cost of acquiring the controlling interest in Taodue S.r.l. and Nova Film S.r.l. during 2009.

6.5 Investments in affiliated companies and joint ventures

The following table summarises the investments held, based on the percentages of ownership and book values of the shareholdings, valued according to the net equity method during the two years in question.

	31/12/2009		31/12/2008	
	Stake %	Book Value (EUR million)	Stake %	Book Value (EUR million)
Associated companies				
Titanus Elios S.p.A.	30.0%	10.7	30.0%	10.3
Publieci Television S.A.	50.0%	0.5	50.0%	1.0
Ares Film S.r.l.	30.0%	5.7		
Capitolosette S.r.l.	49.0%	10.7		
La Fabrica De La Tele SL	30.0%	2.1	30.0%	1.2
Pegaso Television INC	35.1%	1.4	35.1%	12.3
NESSMA S.A.	25.0%	2.2	25.0%	4.6
Producciones Mandarina S.L.	42.1%	0.2	30.0%	0.9
Edam Acquisition Holding I Cooperatief U.A.	33.3%	127.6	33.3%	222.1
BigBang Media SL	30.0%	0.2		
Sportsnet Media Limited	49.0%		49.0%	-
Altre		0.7		0.3
Total		**162.0**		**252.7**
Joint ventures				
Boing S.p.A.	51.0%	3.6	51.0%	4.3
Fascino P.G.T. S.r.l.	50.0%	6.1	50.0%	4.1
Mediamond S.p.a.	50.0%	0.5		
Mediavivere S.r.l.	50.0%	2.2	50.0%	3.1
Tivù S.r.l.	48.3%	0.6	48.3%	0.5
Total		**13.0**		**12.0**
Balance at 31/12		**175.0**		**264.7**

In 2009, Edam achieved net consolidated income of EUR 1,189.3 million compared to the EUR 1,301.1 million for 2008, a sign of the impact that the global economic crisis has had on the media industry. EBITDA , including income of EUR 81.3 million related to debt management, was EUR 259.9 million compared to the EUR 220.8 million for 2008, with profitability (EBITDA/net income) of 21.9%. At consolidated level, the net result shows a loss of EUR -337.8 million, compared to the EUR -639.6 million in the previous year. The positive result on the operations side is counterbalanced by the financial charges and amortisation of intangible assets relating to the Endemol acquisition, and the write-down of goodwill following the annual impairment test conducted in order to assess recoverability on the basis of the 2010/2013 plan approved by the company's Board of Directors. This write-down is reflected on a pro-quota basis in the valuation of the investment held by the Mediaset Group, to the value of EUR 90.6 million. Last year, the write-down in goodwill attributed to Edam was reflected on a pro-quota basis in the write-down of the investment held by the Mediaset Group, to the value of EUR -122.0 million.

The following table illustrates the key financial data of the affiliated and jointly owned companies. The consolidated financial information for Capitolosette, which owns the cinema group The Space, created on 30 June 2009 from the merger between Medusa Cinema and Warner Village, refers to the second half of 2009.

2009	Assets	Shareholders' Equity	Liabilities and minorities	Revenues	Net Result
Ares Film S.r.l.	23.8	-	23.8	17.8	(0.2)
BigBang	2.7	0.8	1.9	4.0	0.6
Boing S.p.A.	9.2	7.1	2.1	9.4	(1.4)
Capitolosette S.r.l. (**)	78.5	21.9	56.6	65.6	(1.0)
Edam Acquisition Holding I Cooperatief U.A. (*) (**)	3,460.1	240.9	3,219.2	1,189.3	(337.8)
Fascino P.G.T. S.r.l.	20.6	9.8	10.8	43.3	4.0
La Fabrica De La Tele SL	15.8	6.9	8.9	22.2	4.6
Mediamond S.p.A.	1.5	1.0	0.5		(0.5)
Mediavivere S.r.l.	9.4	4.5	4.9	32.4	3.4
NESSMA S.A. (**)	14.7	2.9	11.8	1.3	(9.7)
Pegaso Television INC (*) (**)	30.4	8.8	21.6	2.4	(12.3)
Producciones Mandarina S.L.	2.4	0.9	1.5	7.5	0.3
Publieci Television S.A.	1.2	1.0	0.2	7.9	0.7
Sportsnet Media Limited (*) (**)	3.2	(26.6)	29.8	7.5	(15.5)
Titanus Elios S.p.A.	35.9	35.7	0.2	5.0	1.5
Tivù S.r.l.	3.1	1.1	2.0	5.8	0.2
Total	**3,712.5**	**316.7**	**3,395.8**	**1,421.4**	**(363.1)**

2008	Assets	Shareholders' Equity	Liabilities and minorities	Revenues	Net Result
Boing S.p.A.	11.9	8.5	3.4	7.8	(1.6)
Edam Acquisition Holding I Cooperatief U.A. (*) (**)	3,750.6	530.8	3,219.8	1,301.1	(639.6)
Fascino P.G.T. S.r.l.	20.4	5.8	14.6	48.1	3.4
La Fabrica De La Tele SL	6.5	3.9	2.6	13.6	2.5
Mediavivere S.r.l.	14.3	6.1	8.2	49.0	5.1
NESSMA S.A. (**)	13.5	12.2	1.3	-	(1.1)
Pegaso Television INC (*) (**)	54.2	38.5	15.7	4.7	(16.5)
Producciones Mandarina S.L.	5.4	2.9	2.5	14.7	1.5
Publieci Television S.A.	2.7	1.8	0.9	23.1	1.4
Sportsnet Media Limited (*) (**)	3.3	(12.5)	15.8	4.6	(37.6)
Titanus Elios S.p.A.	35.7	34.3	1.4	4.7	1.2
Total	**3,918.5**	**632.3**	**3,286.2**	**1,471.4**	**(681.3)**

(*) EUR conversion on the basis of book values denominated in US$

(**) Consolidated figures

6.6 Other financial assets

The following table shows the value on the closing dates of the last two years, and changes occurring to Other Financial Assets during 2009:

	Balance at 31/12/2008	Changes in the consolidation area	Additions / (Disposals)	Financial gains	Fair Value adjustments/ Impairment	Reclassifications	Balance at 31/12/2009
Equity investments	13.0		(3.4)		(5.7)		3.9
Financial receivables (due after 12 months)	83.6		16.0	6.5		(51.1)	55.0
Other financial assets	0.3		(0.3)				-
Hedging derivatives	0.5		(0.5)				-
Total	**97.4**	**-**	**11.8**	**6.5**	**(5.7)**	**(51.1)**	**58.9**



The change in **Equity Investments** relates as to EUR 0.9 million to the acquisition by Medusa Film. S.p.A. of 15% of the share capital of Cinecittà Digital Factory S.r.l., and decrease for EUR 3.0 million deriving from the dilution from 15% to 5% of the stake held in Alba Adriatica as well as EUR 5.0 million relating to the write-off on the same investment.

Financial receivables include amounts receivable from Edam Acquisition Holding I Cooperatief U.A companies with a price of EUR 44.4 million (EUR 19.9 million as at 31 December 2008). During 2009 there were acquired, from the creditor banks of the company, by the subsidiaries Mediaset Investment Sarl and Conecta 5 new portions of these receivables for a total value of EUR 18.2 million. This purchase price incorporates a significant discount on the nominal value.

This item also includes the loan of EUR 3.5 million granted by the subsidiary Publitalia '80 to Radio e Reti S.r.l., receivables relating to advances made for film productions to the value of EUR 3.0 million, and accounts receivable from affiliated companies to the value of EUR 1.6 million. This item also includes medium/long term financial receivables of EUR 1.3 million relating to Gestevision Telecinco S.A.

The reclassification of EUR 51.1 million relates to the inclusion in **Current financial receivables** of the amount receivable from British Telecommunications PLC for the sale of the shareholding in Albacom S.p.A., completed on 4 February 2005 and due for collection in February 2010. To cover this claim, with a nominal value of EUR 49.2 million as already mentioned in the accounts for previous years, a provision for risks had been set up in the sum of EUR 34.6 million, representing the difference between the claim itself and the minimum recoverable value of EUR 14.6 million stipulated in the contract. On 4 February 2010, EUR 17.1 million of this claim was recovered. The amount represents the contractual minimum plus interest of EUR 2.5 million accruing on expiry.

6.7 Deferred tax assets and liabilities

	31/12/2009	31/12/2008
Deferred tax assets	506.2	416.3
Deferred tax liabilities	(60.6)	(67.8)
Net position	**445.6**	**348.5**

The following tables show the changes in advance and deferred taxes over the past two years (separate information for assets and liabilities).

The tax assets and liabilities relating to actuarial valuations of defined benefit schemes and changes in cash flow hedge reserves are booked directly to equity.

Other changes in 2009 mainly include reclassifications among advance tax assets, of approximately EUR 50 million, entered on the consolidated accounts under tax credits, in the item *Other current assets*. As at 31 December 2009, these assets amounted to about EUR 72 million and related to the temporary deductible differences, corresponding to tax credits that can be used over the next years, entered in relation to the write-down in the investment held through Mediacinco in Edam


MEDIASET

Acquisition Holding I Cooperative U.A, following the impairment of goodwill recognised on that company's consolidated accounts.

Deferred tax assets	Balance at 1/1	Through Income Statement	Through Shareholders' Equity	Business combinations / Changes in consolidation area	Other changes	Balance at 31/12
2008	335.5	85.2	(4.3)	2.9	(3.0)	416.3
2009	416.3	39.7	7.3	(5.2)	48.1	506.2

Deferred tax liabilities	Balance at 1/1	Through Income Statement	Through Shareholders' Equity	Business combinations / Changes in consolidation area	Other changes	Balance at 31/12
2008	(164.1)	111.1	1.1	(18.8)	3.0	(67.8)
2009	(67.8)	5.8	(0.8)	0.8	1.4	(60.6)

The main changes with an income statement contra-entry during the year include the use of advance tax assets to the value of EUR 8.2 million relating to unlimited fiscal losses of the Luxembourg subsidiary Mediaset Investment S.a.r.l.. The residual amount of these assets as at 31 December 2009 was EUR 25.3 million, supported by the reasonable likelihood of recovery of the losses. In addition, it is considered that article 12 of decree law no. 72 of 1 July 2009, which amended article 167 of the TUIR (Income Tax Consolidation Act), will not apply (partly because an appeal has been lodged in relation to the characteristics of the operations carried out by this company). The new law no. 78 stipulated that in certain conditions the so-called CFC tax would also be applied to subsidiaries based in countries subject to ordinary taxation, including EU member states.

The following is a breakdown of the temporary differences for 2009 that generated deferred tax assets and liabilities:

	Temporary gap	Tax effect 31/12/2009	Temporary gap	Tax effect 31/12/2008
Deferred tax assets related to:				
Property, plant and equipment	-	-	0.1	-
Non current intangible assets	136.4	42.1	148.6	46.2
Television and movie rights	313.5	89.4	286.3	83.9
Provision for receivables write-off	65.3	18.1	57.2	15.9
Provisions for risks and charges	103.1	31.4	144.0	42.8
Post-employment benefit plans	8.1	2.2	6.6	1.8
Provisions for equity investments write-off	251.3	75.4	-	-
Inventories	12.3	3.7	12.1	3.6
Hedging derivatives	7.2	2.1	5.0	1.5
Tax losses that can be brought forward	90.6	25.9	132.0	37.6
Other temporary differences	84.7	25.3	50.8	15.5
Consolidation adjustments	617.7	190.5	542.9	167.5
Total	**1,690.3**	**506.2**	**1,385.6**	**416.3**


MEDIASET

Consolidation adjustments includes advance taxes generated as a result of profit write-offs following the sale of inter-company rights, equal to EUR 77.9 million, and tax assets generated as a result of inter-company transactions, of EUR 104.7 million.

	Temporary gap	Tax effect 31/12/2009	Temporary gap	Tax effect 31/12/2008
Deferred tax liabilities related to:				
Non current tangible assets	2.4	0.7	7.4	2.1
Non current intangible assets	162.4	27.9	72.5	22.8
Television and movie rights	0.4	0.1	1.4	0.4
Provision for receivables write-off	33.3	9.2	39.7	10.9
Provisions for risks and charges	-	-	0.1	-
Post-employment benefit plans	19.5	5.4	19.8	5.4
Other temporary differences	8.1	2.4	30.0	8.7
Consolidation adjustments	45.5	14.9	55.5	17.4
Total	**271.6**	**60.6**	**226.3**	**67.8**

Consolidation adjustments includes the fiscal effect generated by the intangible assets created when determining the goodwill of Taodue, of EUR 13.6 million.


12g3-2(b)

7. CURRENT ASSETS

7.1 - Inventory

As of year end this item was made up as follows:

	Gross	Write-downs	31/12/2009 Net value	31/12/2008 Net value
Raw and ancillary materials, consumables	7.7	(4.3)	3.3	4.3
Work in progress and semi-finished products	2.2		2.2	1.1
Finished goods and products	77.7	(8.2)	69.4	47.3
Total	**87.5**	**(12.6)**	**74.9**	**52.6**

Raw materials, consumables and supplies primarily include spare parts for radio and television equipment. The write-down relates to low-turnover items, whose value has been adjusted in order to bring them into line with the presumed realisation value.

Work in progress and semi-finished products primarily consists of screenplays and television programmes under production.

Finished products and goods primarily include:

- television productions held by R.T.I. S.p.A. to the value of EUR 17.5 million (EUR 21.2 million as at 31 December 2008) and the Telecinco Group, to the value of EUR 6.6 million;
- stocks of Mediaset Premium smart cards to the value of EUR 4.9 million (EUR 2.7 million as at 31 December 2008);
- television rights with a duration of less than one year, for the part relating to the residual duration, of EUR 18.1 million (EUR 5.9 million as at 31 December 2008);
- products destined for goods exchange operations carried out by Digitalia '08 S.r.l. (formerly Promoservice Italia S.r.l.) to the value of EUR 5.4 million (EUR 2.8 million as at 31 December 2008);
- products related to teleshopping, to the value of EUR 6.8 million (EUR 5.2 million as at 31 December 2008);

7.2 Trade receivables

At the end of the period this item was made up as follows:

	Balance at 31/12/2009	Due		Balance at 31/12/2008
	Total	Within 1 year	After 1 year	
Receivables from customers	1,099.0	1,099.0	0.0	1,139.2
Receivables from related parties	21.5	21.5	0.0	13.9
Total	**1,120.5**	**1,120.5**	**0.0**	**1,153.1**

For details of type, risk class, concentration and deadline, please see Note 13 below.

Details of receivables from related parties are given in Note 15 below *(related party transactions)*.



7.3 Tax receivables, other receivables and current assets

7.3.1 Tax receivables

The item amounting to EUR 12.9 million (EUR 45.2 million at 31 December 2008) includes EUR 7.2 million (EUR 3.5 million at 31 December 2008) relating to the net position due to the italian tax authority by the Group italian companies, as well as EUR 5.7 million (EUR 41.7 million at 31 December 2008) relating to a tax credit of Gestevision Telecinco S.A. Changes from 31 December 2008 refers to the restatement into the item deferred tax assets of tax credits owned by Telecinco, as already mentioned in the note 6.7.

7.3.2 Other receivables and current assets

	31/12/2009	31/12/2008
Other receivables	90.3	113.4
Prepayments and accrued income	72.4	62.5
Total	**162.7**	**175.9**

Other receivables mainly include:

- *tax credits for withholding taxes on dividends:* during the current year, the claim of EUR 21.9 million made at the end of last year against the Spanish tax authorities was collected, in relation to the withholding tax paid on the dividends collected in 2006 by the subsidiary Gestevision Telecinco S.A.
- *advances to suppliers, contractors and agents* paid to advertising professionals and suppliers, and to suppliers, artists and other professionals in connection with television productions, to the value of EUR 25.2 million;
- *receivables* to the value of EUR 33.3 million from factoring companies in relation to trade receivables assigned on a without recourse basis, which had not yet been settled by the factor as at the closing date. The amount of without recourse receivables assigned to factoring companies during the year was EUR 362.1 million (EUR 426.5 million as at 31 December 2008).

The most significant items in ***prepayments and accrued income*** relate to the following:

- rights to Champions League matches for the 2009/2010 season, equivalent to EUR 8.9 million, acquired from Union des Associations EURpeennes de Football;
- rights of EUR 15.3 million for the Italian Championship matches acquired from Dahlia Tv S.r.l.;
- the costs of smart cards and vouchers, equal to EUR 16.4 million;
- the costs of SIAE fees equal to EUR 3.8 million.



7.4 Current financial assets

	31/12/2009	31/12/2008
- Financial receivables (due within 12 months)	31.0	10.3
- Securities	0.9	0.8
- Financial assets for hedging derivatives (cash flow hedge)	0.9	0.8
- Financial assets for derivatives with no hedging purpose	2.3	0.4
Total	**35.0**	**12.2**

The item **Financial receivables** includes government grants paid under law no. 1.213 4/11/65 amended by law no. 153 1/3/1994 obtained in return for film productions by Medusa Film S.p.A., authorised by the competent bodies but not yet paid out, and totalling EUR 8.7 million. It also includes grants paid by the Telecinco Group to affiliated companies, to the value of EUR 5.1 million.

This item also includes a reclassification, at the collection value of EUR 17.1 million, relating to the claim made against British Telecom in respect of the sale of the shareholding in Albacom S.p.A., as mentioned in Note 6.6.

The item **Financial assets for derivatives with hedging purpose** as at 31 December 2009 refers to the current stake of fair value of derivatives used to hedge the exchange rate risk.

The item **Financial assets for non-hedging derivatives** refers to the fair value of derivatives used for financial hedging (for which hedge accounting is not applied), to cover the risk of changes in the fair value of balance sheet items, in particular receivables and payables denominated in foreign currency.

7.5 Cash and cash equivalents

The item is made up of:

	31/12/2009	31/12/2008
Bank and postal deposits	99.9	138.8
Cash in hand and cash equivalents	0.1	0.9
Total	**100.0**	**139.6**

For an analysis of the changes in liquid assets please refer to the *Consolidated cash flow statement*.



COMMENTS ON MAIN NET EQUITY AND LIABILITY ITEMS.

(values in EUR millions)

8 CAPITAL AND RESERVES

The main items in Net Equity and related changes are as follows:

8.1 Share Capital

As at 31 December 2009, the Share Capital of the Mediaset Group (the same as that of the parent company) was fully subscribed and paid up. It is made up of 1,181,227,564 ordinary shares with a nominal value of Euro 0.52 each, and a countervalue of Euro 614.2 million. No changes occurred during the year.

8.2 Share Premium Reserve

As at 31 December 2009, the Share Premium Reserve amounted to Euro 275.2 million. No changes occurred during the year.

8.3 Treasury shares

This item includes Mediaset S.p.A. shares, the acquisition of which was authorised by resolutions of the AGM on 16 April 2003, 27 April 2004, 29 April 2005, 20 April 2006 and 19 April 2007, 16 April 2008 and 22 April 2009, in which the Board of Directors was authorised to purchase a maximum of 118,122,756 shares (10% of the Share Capital). The authority given to the Board of Directors is valid up until approval of the accounts for the year ending 31 December 2009, and in any event for no longer than 18 months from the date of the Meeting resolution.

	2009		2008	
	Number of shares	Book value	Number of shares	Book value
Balance at 1/1	44,825,500	416.7	44,825,500	416.7
Additions	-	-		
Disposals	-	-		
Balance at 31/12	**44,825,500**	**416.7**	**44,825,500**	**416.7**

During 2009, there were no sales or purchases of treasury shares. As at 31 December 2009, the shares' book value was Euro 416.7 million, equivalent to 1,895,500 shares intended to fulfill the stock option plans authorised, and 42,930,000 shares acquired on 13 September 2005 and 8 November 2005 following the Meeting resolutions authorising the buyback of treasury shares.



8.4 Other reserves:

	31/12/2009	31/12/2008
Legal reserve	122.8	122.8
Equity investment evaluation reserve	(33.7)	(43.7)
Consolidation reserve	(78.8)	(78.8)
Other reserves	419.9	421.0
Total	**430.3**	**421.4**

The change for the year, of Euro 9.0 million, is mainly due to the changes in the *Reserve for valuation at equity*, an item that incorporates, as part of the valuation of equity investments valued according to the Net Equity method, the components booked directly to the subsidiary's Net Equity. In particular, the change for the year relates to the adjustment in the cash flow hedge and exchange rate conversion reserves recognised in the Net Equity of Edam Acquisition Holding I Cooperatief U.A..

8.5 Valuation reserves

	31/12/2009	31/12/2008
Cash flow hedge reserve	(5.1)	(3.3)
Stock option plans	15.8	18.5
Actuarial Gains/(Losses)	(5.1)	(4.0)
Total	**5.6**	**11.2**

The table below illustrates the changes to these reserves during the year.

Valuation reserves	Balance at 1/1/2009	Changes in the consolidation area	Increase/ (Decrease)	Through Profit and Loss Account	Opening balance adjustments of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 31/12/2009
Financial assets for cash flow hedging purpose	(3.3)	0.7	(1.1)	3.9	0.8	(6.7)	0.6	(5.1)
Stock option plans	18.5		(2.7)	-	-	-	-	15.8
Actuarial Gains/(Losses) on defined benefit plans	(4.0)	0.1	(1.7)	-	-	-	0.5	(5.1)
Total	**11.2**	**0.8**	**(5.5)**	**3.9**	**0.8**	**(6.7)**	**1.1**	**5.6**

The ***Valuation reserve for cash flow hedging instruments*** is set up as part of the valuation of derivatives used to hedge against exchange and interest rate risks.

With respect to the financial instruments for interest rate risk management, the change of -2.7 million Euros during the year relate mainly to the change in the fair value of collars relating to contracts taken out to hedge against financial liabilities.

Changes to the valuation reserves for financial derivatives used to hedge exchange rate risk relate as to Euro 0.8 million to the adjustment in the initial recognition of television rights acquired during the year, while -0.6 million Euros relate to changes in fair value.



The ***Reserve for stock option plans*** includes the amount of costs accruing as at 31 December 2009, determined in accordance with IFRS 2, for the three-year stock option plans granted and eligible for use by Mediaset during 2005, 2007, 2008 and 2009, and the Group's quota of the plans allocated by Telecinco during 2005, 2006, 2007, 2008 and 2009. The changes occurred during the year refer to the cost stake of 31 December 2009 pertaining to the Group (amounting to EUR 2.7 million) as well as the restatement in the item accumulated profit/(loss) ot the stake pertaing to the equity reserve relating to stock option plans whose exercise period has expired (amountig to EUR 5.4 million).

The ***Reserve for actuarial valuation of profits and losses*** includes the actuarial components relating to the valuation of defined benefit schemes, booked directly in Net Equity.

8.6 Previous years' profit (loss)

The change compared to 31 December 2008 relates mainly to the distribution of dividends by the parent company during the year, to the value of Euro 431.8 million, following the resolution of the Shareholders' Meeting of 22 April 2009.

9. NON-CURRENT LIABILITIES

9.1 Employee Leaving Indemnity

Benefits to employees who qualify for the Employee Leaving Indemnity (ELI) under Italian legislation are considered under IAS 19 as post-employment benefits, and must be recognised on the Balance Sheet according to actuarial valuations.

The procedure for determining the Group's obligations to its employees was carried out by an independent actuary, according to the following steps:

- Projection of the ELI already accrued as at the valuation date up until the point in the future when the contract of employment will terminate, or the when the accrued amounts are partially paid as advances on ELI;
- Discounting, as at the valuation date, of the cash flows the Group will pay to its employees in the future;
- Realigning the discounted benefits on the basis of the employee's length of service as at the valuation date compared to the length of service expected on the hypothetical date of payment by the Group.

The valuation of ELI according to IAS 19 is conducted "ad personam" with a closed population, i.e. detailed calculations were made for each Mediaset employee without taking into account any employees who may be taken on in the future.

The actuarial valuation model is based on "technical bases" which are the demographic, economic and financial assumptions relating to the calculation parameters.



The assumptions are summarised below:

Demographic assumptions	
Death probability	ISTAT survival table, divided by age and gender, 2003
Probability of leaving the Group	Percentages for retirement, resignation/dismissal, contract expiry have been taken from the observation of company data for each Group company. The probabilities adopted were separated by age, gender and contract qualification (office workers, middle managers, managers). The valuation period reaches an age of 60 years for female employees and 65 years for male employees.
TFR advance	Frequencies of advances and average percentage of TFR requested in advance have been taken from the observation of historical data for each company of the Group
Supplementary retirement schemes	Those who entirely pay their TFR to supplementary schemes relieve the Company from any commitments with respect to TFR and are not assessed. For other employees, their position has been assessed by considering their actual choices updated at December 31st 2009.

Economic-financial assumptions	
Inflation rate	Inflation scenario in line with the most recent Economic and Financial Planning Documents: for the assessment of the provision for TFR of the Companies of the Mediaset Group at December 31st, 2009, DPEF 2010-2012 was taken as reference, with an inflation rate reaching the value of 1.5%
Discount rates	Curve of the risk free Euro industrial rates (source: Bloomberg) regarding securities of top companies in the Euro market (minimum rating A+) at the valuation date

The changes in the Employee Leaving Indemnity Fund are summarised in the following table:

	2009	**2008**
Balance at 1/1	**103.4**	**102.2**
Business combinations	(0.7)	-
Service Cost	0.2	0.2
Actuarial (gains)/losses	1.7	3.6
Interest Cost	2.9	4.8
Indemnities paid	(7.2)	(7.4)
Other changes	-	-
Balance at 31/12	**100.4**	**103.4**

As indicated in the section on valuation criteria, the Group relies on the option provided for under IAS 19 (paragraph 93 A-D), recognising the actuarial profits and losses directly under Net Equity.



9.2 Financial liabilities and payables

	31/12/2009	31/12/2008
Due to banks	822.9	883.7
Due to other financial institutions	3.7	37.9
Financial liabilities on hedging derivatives (non current stake)	1.9	2.4
Other financial liabilities	0.2	0.2
Total	**828.6**	**924.2**

The item **Payables to banks** refers to the non-current part of medium/long term loans taken out by the Group, recognised according to the amortised cost method.

Euro 188.6 million of the change in this item is attributable to the reclassification to **Current payables due to banks** of the amounts payable within the year of loans taken out with Mediobanca and Intesa S. Paolo (formerly S. Paolo – IMI), with a nominal value of Euro 100.0 million, a new contract with Credito Bergamasco, and a medium/long term financing agreement taken out by the subsidiary Gestevision Telecinco S.A..

The existing loans and credit lines are subject to financial covenants on a consolidated basis, summarised below:

financing counterpart	covenant clause detail	covenant clause checking period
Mediobanca loan	Net Financial Position / EBITDA <= 1,5	every 6 months
	EBITDA / Net Financial Losses >= 10	every 6 months
S.Paolo IMI loan	Net Financial Position / EBITDA <= 4	every 6 months
	Net Financial Position / Equity <= 2	every 6 months
Intesa - S.Paolo loan	Net Financial Position / EBITDA <= 2	every 6 months
Centrobanca loan	Net Financial Position / EBITDA <= 1,5	on annual basis
	EBITDA / Net Financial Losses >= 10	on annual basis

Mediaset S.p.A. is required to repay the amount of any loans or credit lines utilised, if the financial covenants are not met.

To date, all the requirements have been met.

As at 31 December 2009, approximately 60.3% of the total credit lines available was committed.

The following table shows the actual interest rates and financial charges recognised in the Income Statement for existing loans:

	IRR	Financial Costs	Fair Value
Mediobanca loan	0.96%	4.1	212.2
S.Paolo IMI loan	1.2%	2.4	71.9
Intesa - S.Paolo loan (1st split 15.3.2007)	0.7%	1.2	100.3
Intesa - S.Paolo loan (2nd split 19.7.2007)	0.7%	1.2	100.9



Liabilities to other lenders refers mainly to loans received for development, film distribution and production, in the amount of Euro 3.0 million.

The change compared to 31 December 2008 refers to the deconsolidation of financial liabilities towards leasing firms, following disposal of the equity investments in Medusa Cinema and Medusa Multicinema.

The item **Financial liabilities on hedging derivatives** refers to the non-current portion of the fair value of collars relating to the hedging of fluctuations in interest rates for medium/long term financial liabilities.

9.3 Provisions for risks and charges

The composition and changes in these provisions is illustrated below:

	2009	2008
Balance at 1/1	**215.1**	**231.8**
Provisions made during the period	65.8	39.5
Provisions used during the period	(116.6)	(57.1)
Financial costs	0.6	0.8
Other changes/Business combinations	(3.8)	0.2
Balance at 31/12	**161.1**	**215.1**
Of which:		
current	92.1	83.0
non current	69.0	132.1
Total	**161.1**	**215.1**

Provisions for risks as at 31 December 2009 mainly relate to legal disputes valued at Euro 39.5 million (Euro 62.7 million as at 31 December 2008), employment disputes valued at Euro 14.8 million (Euro 10.2 million as at 31 December 2008), and contractual risks linked to the risk of under-utilising artistic resources compared to contractual provisions, of Euro 60.7 million (Euro 76.8 million as at 31 December 2008)

The Other Risks item includes a provision to cover the risk of having to return State Aid to the Italian government, in relation to grants for the purchase of DTT decoders ordered by the European Commission in its decision n° C2006-6634 of 24 January 2007. Applications are pending before the First Level Court in relation to the above decision, while an appeal has been lodged with the Civil Court of Rome, in relation to the order for payment made by the Ministry of Communications on 12 November 2009.

As a result of the guarantee transaction between Mediaset and Fininvest commented in Note 16.2, a provision for risk has been made in the amount of Euro 6.0 million, which represent the residual amount of the economic risk on behalf of Mediaset Group companies related to litigations against third parties not as yet resolved via measure of a judiciary nature .

The uses for the year relate as to Euro 30.0 million to the use of a provision for fiscal risks, set aside by Gestevision Telecinco S.A. following the favourable opinion obtained from the Spanish "Delegación Central de Grandes Contribuyentes de la Agencia Tributaria" which held that the sums, including interest and penalties, were not due. Euro 34.6 million relates to use of the



provision for risks set aside in 2004 to cover the claim against British Telecommunications Plc relating to disposal of the equity investment in Albacom S.p.A., in consideration of the amount to be recovered on 4 February 2010.

The "television rights case" (criminal proceedings n° 22964/2001) is still ongoing. The case relates to allegations of tax evasion for the years 2001,2002 and 2003, and to accusations of money laundering which do not relate to Mediaset's accounts.

10. CURRENT LIABILITIES

10.1 Financial payables

	31/12/2009	31/12/2008
Loans	314.2	313.6
Credit lines	482.8	236.7
Total	**797.0**	**550.3**

Loans item refers to short term stakes of committed credit lines.

The change in **Current payables to banks** relates not only to the reclassification of Euro 188.6 million from **Non-current payables to banks,** but also to the repayment of loans totalling Euro 313.6 million, a new contract taken out by Mediaset S.p.A. with Iccrea Bcc for the amount of Euro 50.0 million, and a Euro 75.3 million increase in the borrowings of Telecinco S.A..

Credit lines, all variable rate, relate to very short-term revolving credit facilities , which usually expire after one year with the possibility of renewal. The change is mainly due to the greater recourse to this type of borrowing. The fair value is the same as the recognition value.

10.2 Trade payables

	Balance at 31/12/2009			Balance at 31/12/2008
		Due		
	Total	Within 1 year	After 1 year	
Due to suppliers	1,432.2	1,021.4	410.8	1,195.2
Due to related parties	65.0	63.9	1.1	105.1
Total	**1,497.1**	**1,085.2**	**411.9**	**1,300.3**

This item mainly relates to:

- payables for the acquisition of licences, television and film rights (including those with a term of less than one year), to the value of Euro 860.3 million (Euro 603.8 million as at 31 December 2008);
- payables for the acquisition/production of TV programmes, and amounts payable to freelance performers and TV professionals totalling Euro 228.6 million (Euro 386.2 million as at 31 December 2008).



Payables due to related parties refer to amounts payable to affiliated or subsidiary companies, and the parent company. Details of these payables are given in Note 15 below (*correlated party transactions*).

10.3 Tax payables

The item amounting to EUR 2.5 million (EUR 6.7 million as at 31 December 2008) includes the fiscal position of some foreign companies of the Group

10.4 Other financial liabilities

	31/12/2009	31/12/2008
Due to other financial institutions	37.3	41.0
Financial liabilities on derivatives with no hedging purpose	3.7	9.3
Financial liabilities on hedging derivatives	6.2	2.4
Total	**47.1**	**52.7**

Payables to other financiers relates mainly to payables due to factoring companies of Euro 31.1 million, current accounts with affiliated companies to the value of Euro 4.9 million, and Euro 0.4 million of payables relating to the Telecinco Group.

The change compared to 31 December 2008 refers to the deconsolidation of financial payables towards leasing companies due within the year, following disposal of the equity investments in Medusa Cinema and Medusa Multicinema.

The item **Financial payables for non-hedging derivatives** refers to the fair value of derivatives used for financial hedging (for which hedge accounting is not applied), to cover the risk of changes in the fair value of Balance Sheet items.

The item **Financial payables on hedging derivatives** refers to the current portion of the fair value of collars relating to the hedging of fluctuations in interest rates for medium/long term financial liabilities.

10.5 Hedging derivatives

The following is an analysis of the financial assets and liabilities relating to hedging derivatives, previously commented in Note 7.4 (current financial assets), 9.2 (financial payables and liabilities) and 10.4 (other financial liabilities) in order to highlight the Group's net position.

	31/12/2009	
	Assets	Liabilities
Foreign currency forward contracts	0.9	2.3
Exchange rate collars contracts		5.7
Total	**0.9**	**8.1**

 

The table below shows the notional value of the derivatives used to hedge exchange rate risk, both in terms of future commitments for the acquisition of rights, and contracts already entered into.

	31/12/2009	31/12/2008
United States Dollars (USD)	718.6	539.8
Great Britain Pounds (GBP)	0.5	-
Total	**719.1**	**539.8**

With reference to the hedging of future commitments for the acquisition of rights, the derivatives in existence as at 31 December 2009 were entered into with deadlines that reflect the periods in which these fixed assets will be formalised by contract and recognised on the Balance Sheet. The economic effect of these assets will manifest itself through the amortisation/depreciation process from the date when the rights take effect.

The following table contains details (in the reference currency, US dollars), of the periods by which these cash flows are expected to appear.

	within 12 months	after 12 months	after 24 months	Total
2009	268.7	215.5	6.2	490.4
2008	193.5	59.2	-	252.7

10.6 Other current liabilities

	31/12/2009	31/12/2008
Due to social security institutions	22.1	22.6
Withholding tax on employees' wages and salaries	14.3	14.8
VAT payables	6.3	6.6
Other tax payables	23.3	41.2
Advances	25.5	32.5
Other payables	71.7	89.2
Accrued and deferred income	117.3	135.2
Total	**280.5**	**342.1**

The item **Other liabilities** includes the residual debt of Euro 16.1 million generated as a result of Mediaset S.p.A and its Italian subsidiaries joining the optional scheme provided for under the 2008 Finance Act. As indicated in the accounts for the year ending 31 December 2008, this



scheme enabled the realignment of the fiscal and accounting values of certain categories of asset.

The item **deferred income** includes Euro 60.1 million (Euro 91.1 million as at 31 December 2008) relating to the portion of revenue generated from the sale of prepaid cards and top-ups not pertaining to the year, and Euro 43.0 million generated under long-term contracts for the sale of multi-platform television content.

10.7 Net financial position

The following is a breakdown of the ***consolidated net financial position*** as required under CONSOB directive n° 6064293 of 28 July 2006, highlighting the Group's current and non-current net borrowing. Each item is accompanied by details of the reference to the relevant Notes.

For an analysis of the changes in Net Financial Position during the year, please refer to the Report on Operations (section relating to comments on the Group's Financial and Equity Structure).

	31/12/2009	31/12/2008
Cash in hand and cash equivalents	0.1	0.9
Bank and postal deposits	99.9	138.8
Securities and other current financial assets	0.9	0.8
Total liquidity	**100.9**	**140.4**
Financial receivables from affiliated companies	4.5	1.8
Current financial receivables	9.4	8.5
Total current financial receivables	**13.9**	**10.3**
Due to banks	(796.9)	(550.3)
Other financial liabilities	(37.2)	(42.5)
Financial liabilities due to affiliated companies and joint ventures	(4.7)	(8.0)
Current financial debt	**(838.8)**	**(600.8)**
Current Net Financial Position	**(724.0)**	**(450.1)**
Due to banks	(823.0)	(883.7)
Payables and other non current financial liabilities	(5.0)	(37.9)
Non current financial debt	**(828.0)**	**(921.6)**
Net Financial Position	**(1,552.0)**	**(1,371.7)**

Securities and current financial assets only includes securities, as indicated in Note 7.4.

Financial receivables from affiliates and joint ventures relates mainly to loans granted by the Telecinco Group to its affiliates.

Current financial payables and liabilities and Non-current financial payables and liabilities includes the fair value of derivatives used to hedge against changes in interest rates, divided by maturity date.

Financial payables to affiliates and joint ventures relates to the financial payables arising from current accounts managed on behalf of these companies by the parent company, Mediaset S.p.A.


MEDIASET

INCOME STATEMENT

11.1 Revenues from sales and services

Below is the breakdown of these earnings, with the main categories highlighted:

	2009	2008
Television advertising revenues	2,846.0	3,344.5
Other advertising revenues	56.0	57.5
Trading of TV rights and television production	322.6	280.5
Sale of prepaid cards	311.5	199.1
Teleshopping	61.2	35.6
Construction and maintenance of television equipment	78.9	90.2
Theatrical movie revenues	48.6	49.5
Other revenues	90.1	90.0
Total	**3,815.0**	**4,146.9**

Earnings from the **sale of TV advertising** including earnings, net of agency commissions, deriving from the sale of advertising spots on the three TV networks, holders of a national concession, by Publitalia '80 S.p.A., and on the Spanish channel, Telecinco, by Publiespana S.A. and Publimedia S.A.; they also include earnings deriving from the activities of resale of TV spots in exchange for merchandise, effected by Digitalia '08 S.r.l, and net advertising sales relative to free and pay-to-view TV channels broadcast on the digital terrestrial system.

The **other advertising revenues** refer mainly to the gathering of static advertising and sponsorships, earnings for advertisements on the Internet sites owned, commercial services relative to teletext and advertising revenues in non-TV media carried out by Publieurope Ltd. and Publimedia S.A.

The largest revenues from the **sale of rights and productions** mainly include earnings from the multi-platform sale of premium content and from the sale of exploitation of film rights on home videos and televisions.

Earnings from the **sale of prepaid cards** are generated by subscriptions and the sale of prepaid cards for the Mediaset Premium services.

The revenues for **sale of goods** concern the teleshopping activities.

The revenues for the **realisation, rental and maintenance of televisions** concern the earnings paid by mobile telephone operators for the use of transmission capacity of the network dedicated to mobile digital television (DVB-H). This item also includes earnings from the sale of equipment by Elettronica Industriale S.p.A. for third parties and rental and maintenance services supplied to other television operators.

The revenues for **film distribution** include earnings from the film distribution effected by Telecinco, rental of films to cinema operators throughout Italy by Medusa Film, and earnings deriving from the cinema operation in the Medusa circuit.

Other revenues mainly include earnings from royalties relative to merchandising activities, income from telephone traffic originating from the interaction with some television production relative both to Mediaset and Telecinco networks and the sale of multimedia content and services to telephone operators.



Revenues by geographical area

The table below shows the breakdown of revenues basing on the clients' country:

	2009	2008
Italy	3,030.1	3,130.4
Spain	627.2	962.1
Other EU Countries	132.9	49.5
North America	2.6	1.6
Other Countries	22.2	3.2
Total	**3,815.0**	**4,146.9**

Concentration of revenues

There are no clients whose revenues are equal or more than 10% of consolidated net revenues.

11.2 Other revenues and income

This item mainly includes revenues for the leasing and renting of property, revenues for the leasing of televisions, contingent assets, and royalty income.

This item also includes earnings of EUR 6.0 million from Fininvest S.p.A. For the definitive closure of the guarantee issued 6 June 1996 by Fininvest S.p.A. to Mediaset S.p.A. and its subsidiaries, guaranteeing the extinction of any reciprocal obligation with regard to all disputes still covered by this indemnity. For details concerning the transition, see note 16 below.

11.3 Personnel costs

Personnel costs have dropped slightly from EUR 508.6 million in 2008 to EUR 507.6 million EUR in 2009.

	2009	2008
Ordinary pay	260.9	263.5
Overtime	11.3	16.7
Special benefits	48.0	49.8
Additional salary period (13th and 14th salary period)	38.7	38.0
Accrued holiday pay	0.6	2.1
Total wages and salary	**359.6**	**370.2**
Social security contributions	101.2	96.5
Employee severence indemnity	0.2	0.2
Pension benefits and similar obligations	3.2	1.0
Other expenses	42.5	40.8
Total personnel expenses	**507.6**	**508.6**


MEDIASET

The *Other costs* item mainly includes the short-term benefits for employees (other than salaries, stipends, contribution and paid leave of absence) including benefits such as medical assistance, company car, canteen and other free or reduced-price benefits or services. This item also includes pay to employed directors of the Group's companies for a total of EUR 4.5 million (EUR 4.4 million at 31 December 2008) and costs for the Stock Option Plans for a total of EUR 3.2 million (EUR 3.1 million at 31 December 2008), of which EUR 1.0 million relative to the plans assigned by the Telecinco Group.

11.4 Purchases, services and other costs

	2009	2008
Purchase of raw materials and supplies	**245.8**	**145.2**
Change in the inventories of raw materials, work in progress, semi-finished and finished goods	**(98.0)**	**(97.0)**
Consultants, temporary staff and services	206.4	265.5
Production services and purchase of television products	509.5	471.9
Publisher's fees and other fixed fees ("minimi garantiti")	33.8	33.6
Advertising space and public relations	67.4	67.5
EDP	21.8	27.1
Personnell search, training and other costs	0.6	0.9
Other services	338.9	365.5
Total services	**1,178.4**	**1,232.1**
Leasing and rentals	**214.7**	**194.8**
Provisions for risks	**(8.6)**	**21.4**
Other operating costs	**61.0**	**53.6**
Total purchases, service and other costs	**1,593.3**	**1,550.1**

The raw materials item includes EUR 128.9 million for the purchase of rights with duration of less than one year.

The enjoyment of third-party assets includes EUR 48.0 million for rent and leases relative prevalently to television studios and offices and television sites and placements.

12g3-2(b)


MEDIASET

11.5 Amortisation, depreciation and write-downs

	2009	2008
Amortisation of TV and movie rights	1,026.8	984.5
Amortisation of other intangible assets	43.0	42.0
Amortisation of tangible assets	80.1	75.4
Depreciation and write-downs/(write-ups) of receivables and other fixed assets	30.7	55.3
TOTAL AMORTISATION, DEPRECIATION AND WRITE-DOWNS	**1,180.6**	**1,157.2**

11.6 Financial charges

	2009	2008
Interests on financial liabilities	(28.0)	(69.5)
From securities	(0.2)	(0.8)
From derivative instruments	(3.4)	(0.9)
Other financial losses	(9.5)	(13.3)
Foreign exchange losses	(42.9)	(55.6)
Total financial losses	**(84.0)**	**(140.1)**

11.7 Financial income

	2009	2008
Interests on financial assets	13.6	9.1
From securities	0.3	-
From derivative instruments	0.1	0.7
Other financial income	1.8	1.7
Foreign exchange gains	39.4	48.3
Total financial gains	**55.2**	**59.8**

The losses and gains on exchange include both the effects of financial derivatives relative to financial operations to cover currency exposure linked to commitments for the future acquisition of rights, and the effects of financial derivatives covering the exchange rate changes of items included in the accounts.

11.8 Financial charges and incomes shown according to IAS 39

Below is the summary table highlighting the profit and loss noted in the Income Statement classified in line with the categories in IAS 39. For further details, see note 13, dedicated to additional information concerning the financial instruments and policies for the management of risk.



	2009	2008
Trading derivatives	(11.6)	11.7
Liabilities evaluated with admortized cost method	(21.3)	(89.3)
Financial assets held to maturity	-	-
Loans and receivables	13.7	7.0
Financial assets availble for sale	-	0.6
Other financial income/(losses)	(9.6)	(10.3)
Total financial losses	**(28.8)**	**(80.3)**

The other costs and earnings item mainly includes costs for the discounting back of severance indemnity and interest relative to discounting back of risk funds with expiry in more than one year.

11.9 Income/(Expenses) from equity investments

This item includes the quota of net results of companies evaluated using the net equity method, including any losses of value or reinstatements, the write-downs of shareholdings classified as available for sale includes in the other non-current financial activities item, provision for risks in shareholdings fund, earnings from the acquisition of dividends and capital gains/losses from sales.

	2009	2008
Result of equity investments valued with the equity method	(119.2)	(201.2)
Other equity investments	(5.7)	
Write-downs of financial assets	(0.5)	(6.3)
Gain/(losses) from the sale of equity investments	1.1	(1.6)
Dividends	-	-
TOTAL INCOME/(EXPENSES) FROM EQUITY INVESTMENTS	**(124.4)**	**(209.1)**

The result of the shareholdings evaluated using the net equity method in 2009 mainly includes the costs, for a total of EUR 110.3 million, relative to the shareholding in Edam Acquisition Holding I Cooperatief U.A., of which EUR 90.3 million linked to the write-down made by Edam during the annual start-up impairment test. The other costs included in the 2009 accounts concern the write-down of EUR 10.9 million of the shareholding in Pegaso Television INC, and EUR 2.4 million concerning the shareholding in Nessma S.A..

The Other shareholdings item includes the write-down of the shareholding in Alba Adriatica for EUR 5.0 million.

The write-down of financial activities entry concerns the loan made to the Sportnets Media Limited subsidiary.



11.10 Income taxes

	2009	2008
Irap tax	36.5	47.3
Ires tax	141.8	184.3
Current tax expenses (foreign companies)	9.7	37.6
Substitutionary tax	-	54.0
Deferred tax expense	(45.5)	(191.2)
Total	**142.5**	**132.0**

Deferred taxes in 2008 acknowledge the use of total of EUR 107.5 million following the adhesion of Mediaset S.p.A. to the optional redemption regime set out in paragraph 1, section 48 of Financial Law of 2008.

Below is the summary of the connection between the tax rate current in Italy relative to corporate tax for the 2008 and 2008 trading years and the Group's actual rate

	2009	2008
Current tax rate	**31.40%**	**31.40%**
IRAP tax non deductible expenses	4.44%	3.99%
Effects of companies with different tax rate	-4.82%	-4.79%
Effects deriving from italian Financial Law Decree 2008	-	-7.72%
Effects of past fiscal losses	-	-4.02%
Non deductible expenses and consolidation adjustment with no tax effect	0.76%	-0.44%
Actual tax rate	**31.78%**	**18.42%**

It should be noted that the Group's tax rate in 2008 had benefited both from the reduction in ordinary tax rates applicable in Italy and Spain, and from the recording of net earnings of EUR 53.5 million, following Mediaset S.p.A.'s joining the optional redemption regime set out in paragraph 1, section 48 of Financial Law of 2008.

11.11 Profit for the year and proposed dividend

The net consolidated result at 31 December 2009 amounts to a total of EUR 272.4 million, as against the EUR 459.0 million of the year before. The single dividend proposed by the Board of Directors to the AGM is 22 cents per share, corresponding to an overall estimated payment of EUR 250.0 million, calculated net of the treasury shares held following the plan for the repurchase of the company's own shares.


MEDIASET

11.12 Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	31/12/2009	31/12/2008
Net profit for the year (millions of euro)	**272.4**	**459.0**
Weighted average number of ordinary shares (without own shares)	1,136,402,064	1,136,402,064
Basic EPS	**0.24**	**0.40**
Weighted average number of ordinary shares for the diluted EPS computation	1,136,402,064	1,136,402,064
Diluted EPS	**0.24**	**0.40**

The earnings per share is calculated by dividing the Group's net profit by the weighted average number of shares in circulation during the accounting period, net of the treasury shares. The diluted earnings per share is arrived at by taking into account in the calculation the number of shares in circulation and the potential diluting impact coming from the assignment of treasury shares to the beneficiaries of stock option plans that have already matured.

CASH FLOW STATEMENT

12 Changes in the consolidation area

The item **changes in the consolidation area of the Consolidated Funds Flow Statement** includes the impacts on cash flows linked to the deconsolidation of assets and liabilities of the Medusa Cinema S.p.A. and Medusa Multicinema S.p.A. Companies and the acquisition of the linking shareholding in Capitolosette S.r.l., detailed in the following table:

Tangible and intangible non current assets	42.4
Goodwil	1.0
Trade receivables	3.4
Financial assets / (liabilities)	(33.0)
Post-employment benefit plans	(0.7)
Trade payables	(11.2)
Other (payables) / receivables	6.1
Net Gains/(Losses) from discontinued operations	2.2
Financial receivables from affiliated companies	(0.7)
Equity investments	(11.3)
Net cash flows	**(1.8)**

OTHER INFORMATION

13 ADDITIONAL INFORMATION ON FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES

Additional information

The tables below include an analysis, separately for the two years being compared, regarding the additional information asked for by IFRS 7, for the purpose evaluating the relevancy of the financial instruments with reference to the Balance Sheet and Financial situations and the Income Statement result of the Group.

Categories of financial assets and liabilities

Here below is a breakdown of the book value of financial assets and liabilities in the categories laid down by IAS 39.

FINANCIAL ASSETS AS AT 31 DECEMBER 2009	IAS 39 CATEGORIES				BOOK VALUE	EXPLANATORY NOTES
	Held for trading financials instruments evaluated at fair value	Assets held to maturity	Loans and receivables	Financials instruments available for sale		
OTHER FINANCIALS ASSETS:						
equity investments				3.9	3.9	
hedging derivatives (non current stake)	-					6.6
other financials assets					-	
financials receivables (due after 12 months)			55.0		55.0	
TRADE RECEIVABLES:						
receivables from customers			1,099.0		1,099.0	7.2
receivables from related parties			21.5		21.5	
OTHER RECEIVABLES/CURRENT ASSETS:						
receivables from factoring companies			33.3		33.3	7.3
CURRENT FINANCIALS ASSETS:						
financials receivables (due within 12 months)			31.0		31.0	
securities	0.9				0.9	7.4
hedging derivatives	0.9				0.9	
derivatives with no hedging purpose	2.3				2.3	
CASH AND CASH EQUIVALENTS						
bank and postal deposits			100.0		100.2	7.5
TOTAL FINANCIALS ASSETS	**4.1**	**-**	**1,339.7**	**3.9**	**1,347.7**	



FINANCIAL LIABILITIES AS AT 31 DECEMBER 2009	IAS 39 CATEGORIES		BOOK VALUE	EXPLANATORY NOTES
	Held for trading financials instruments evaluated at fair value	Liabilities at amortizated cost		
NON CURRENT FINANCIAL LIABILITIES AND PAYABLES:				
due to banks		822.9	822.9	
hedging derivatives (non current stake)	1.9		1.9	9.2
other financial liabilities		3.9	3.9	
CURRENT LIABILITIES:				
due to banks		797.0	797.0	10.1
due to suppliers		1,432.2	1,432.2	10.2
due to related parties		65.0	65.0	
OTHER FINANCIAL LIABILITIES:				
due to factoring company		31.1	31.1	
other financial liabilities		1.2	1.2	
hedging derivatives	6.2		6.2	10.4
derivatives with no hedging purpose	3.7		3.7	
financial liabilities to related parties		4.9	4.9	
TOTAL FINANCIAL LIABILITIES	**11.7**	**3,158.1**	**3,169.8**	

FINANCIAL ASSETS AS AT 31 DECEMBER 2008	IAS 39 CATEGORIES				BOOK VALUE	EPLANATORY NOTES
	Held for trading financials instruments evaluated at fair value	Assets held to maturity	Loans and receivables	Financials instruments available for sale		
OTHER FINANCIALS ASSETS:						
equity investments				13.0	13.0	
hedging derivatives (non current stake)	0.5					
other financials assets		0.3			0.3	6.6
financials receivables (due after 12 months)			32.1	51.4	83.6	
TRADE RECEIVABLES:						
receivables from customers			1,139.2		1,139.2	7.2
receivables from related parties			13.9		13.9	
OTHER RECEIVABLES/CURRENT ASSETS:						
receivables from factoring companies			28.2		28.2	7.3
CURRENT FINANCIALS ASSETS:						
financials receivables (due within 12 months)			10.3		10.3	
securities	0.8				0.8	7.4
hedging derivatives	0.8				0.8	
derivatives with no hedging purpose	0.4				0.4	
CASH AND CASH EQUIVALENTS						
bank and postal deposits			139.6		139.6	7.5
TOTAL FINANCIALS ASSETS	**2.4**	**0.3**	**1,363.4**	**64.4**	**1,430.0**	



FINANCIAL LIABILITIES AS AT 31 DECEMBER 2008	IAS 39 CATEGORIES		BOOK VALUE	EXPLANATORY NOTES
	Held for trading financials instruments evaluated at fair value	Liabilities at amortizated cost		
NON CURRENT FINANCIAL LIABILITIES AND PAYABLES:				
due to banks		883.7	883.7	
hedging derivatives (non current stake)	2.4		2.4	9.2
other financial liabilities		6.7	6.7	
CURRENT LIABILITIES:				
due to banks		550.3	550.3	10.1
due to suppliers		1,195.2	1,195.2	10.2
due to related parties		105.1	105.1	
OTHER FINANCIAL LIABILITIES:				
due to factoring company		29.2	29.2	
other financial liabilities		0.9	0.9	
hedging derivatives	2.4		2.4	10.4
derivatives with no hedging purpose	9.3		9.3	
financial liabilities to related parties		8.0	8.0	
TOTAL FINANCIAL LIABILITIES	**14.1**	**2,779.1**	**2,793.2**	

Fair value of financial assets and liabilities and calculation models used

Below is an analysis of the amounts corresponding to the fair value of assets and liabilities broken down by the methodologies and the calculation models used.

It is highlighted that there are not shown those financial assets and liabilities for which the fair value cannot be calculated objectively and that the fair value of the financial derivatives shows the net position between asset values and liabilities values.

ITEM OF BALANCE AS AT 31 DECEMBER 2009	BOOK VALUE	Mark to Market	Mark to Model			TOTAL FAIR VALUE	EXPLANATORY NOTES
			Black&Scholes's Model	Binomial Model	DCF Model		
Financial receivables	50.3	-	-	-	75.1	**75.1**	6.6
Other financial assets						**-**	6.6
Trade receivables at mid/long term	12.0	-	-	-	11.8	**11.8**	7.2
Securities	0.9	0.9	-	-	-	**0.9**	7.4
Non current due to bank	(911.6)	-	-	-	(914.3)	**(914.3)**	9.2; 10.1
Due to suppliers at mid/long term	(601.6)	-	-	-	(588.8)	**(588.8)**	10.2
Trade receivables due to related parties	(18.0)				(18.0)	**(18.0)**	**12.2**
Derivatives with no hedging cash flow:							7.4;10.4
- Plain vanilla options						**-**	
- Options with barrier						**-**	
- Forward contracts	(1.4)	-	-	-	(1.4)	**(1.4)**	
Derivatives for cash flow hedge:							7.4;10.4
- Plain vanilla options	(5.7)	-	(5.7)	-	-	**(5.7)**	
- Forward contracts	(1.4)	-	-	-	(1.4)	**(1.4)**	



ITEM OF BALANCE AS AT 31 DECEMBER 2008	BOOK VALUE	Mark to Market	Mark to Model			TOTAL FAIR VALUE	EXPLANATORY NOTES
			Black&Scholes's Model	Binomial Model	DCF Model		
Financial receivables	23.2				43.2	**43.2**	6.6
Other financial assets	0.3	0.4			-	**0.4**	6.6
Trade receivables at mid/long term	9.5				14.8	**14.8**	7.2
Securities	0.8	0.8				**0.8**	7.4
Non current due to bank	(912.3)				(916.3)	**(916.3)**	9.2; 10.1
Due to suppliers at mid/long term	(556.3)				(547.2)	**(547.2)**	10.2
Derivatives with no hedging cash flow:							7.4;10.4
- Plain vanilla options						**-**	
- Options with barrier						**-**	
- Forward contracts	(8.9)				(8.9)	**(8.9)**	
Derivatives for cash flow hedge:							7.4;10.4
- Plain vanilla options	(2.9)		(2.9)			**(2.9)**	
- Forward contracts	(0.2)				(0.2)	**(0.2)**	
- IRS on rates	(0.4)				(0.4)	**(0.4)**	

The item **financial receivables** mainly refers to the stake of medium/long term liabilities of associated companies acquired from third parties with an high discount rate facing to the notional amount, for which the fair value has been calculated by means of the DCF method, using a rectified market curve wich take into consideration the risk / profitability of the debtor and the impact on the acquisition price of the specific economic situation.

The fair value of stocks listed on an active market is based on market prices at the closing date of the Financial Statements. Market prices used are bid/ask prices according to the relevant assets or liabilities position held. The fair value of stocks not listed in an active market and trading derivatives is determined by employing the most commonly used evaluation models and techniques on the market or using the price provided by several independent experts, with reference to comparable quoted stock prices.

The fair value of the payables due to banks, non-current item, has been calculated without any hypothesis regarding the credit spread of Mediaset S.p.A..

It should be noted that the fair value of trade receivables and payables due within the financial year has not been calculated, since their book value is very close to it. As a result, the book value indicated for the receivables and payables for which the fair value was calculated, also includes the portion due within 12 months from the Balance Sheet date.

It should also be noted that the item **financial payables** includes the short-term part of medium-long term loans.

It should also be noted that the fair value of financial derivatives refers to evaluation techniques already described in the section *Summary of accounting standards and valuation criteria* section and by using variables observable in the market, for example the rates curve and exchange rates.

As far as the financial assets and liabilities valued at fair value, the following table shows the hierachy, depending on the nature of financial parameters used into the fair value assessment, on the basis of the scale envisaged by the principle:

a) **Level I:** prices quoted on active markets for identical instruments;

b) **Level II**: other variables than prices quoted in active markets that may be observed either directly (as in the case of prices) or indirectly (derived from the prices);

c) **Level III**: variables that are not based on observable market values.

ITEM OF BALANCE AS AT 31 DECEMBER 2009	BOOK VALUE	Level I	Level II	Level III	TOTAL FAIR VALUE	EXPLANATORY NOTES
Securities	0.9		0.9		0.9	
Derivatives with no hedging cash flow:						
- Plain vanilla options					-	
- Options with barrier					-	
- Forward contracts	(1.4)		(1.4)		(1.4)	
Derivatives for cash flow hedge:						
- Plain vanilla options	(5.7)		(5.7)		(5.7)	
- Forward contracts	(1.4)		(1.4)		(1.4)	

Financial charges and incomes identified in compliance with IAS 39

Below is an analysis of the net financial charges and incomes generated from financial assets and liabilities broken down pursuant to the categories laid down by IAS 39 (as shown in note 11.8) and showing, for each of them, the nature of these charges and incomes.

IAS 39 categories as at 31 December 2009	From interests	From changes in fair value	From equity reserve	Foreign exchange gains/losses	Net gains/losses
Financials instrument held for trading	-	0.0	(3.4)	(8.2)	**(11.6)**
Liabilities at amortizated cost	(26.1)	-	-	4.8	**(21.3)**
Financial instruments held to maturity	-	-	-	-	**-**
Loans and receivables	13.7	-	-	-	**13.7**
Financials instruments available for sale	-	-	-	-	**-**
Total IAS 39 categories	**(12.4)**	**0.0**	**(3.4)**	**(3.4)**	**(19.2)**

IAS 39 categories as at 31 December 2008	From interests	From changes in fair value	From equity reserve	Foreign exchange gains/losses	Net gains/losses
Financials instrument held for trading	-	(1.9)	0.9	12.7	**11.7**
Liabilities at amortizated cost	(69.2)	-	-	(20.1)	**(89.3)**
Financial instruments held to maturity	-	-	-	-	**-**
Loans and receivables	7.0	-	-	-	**7.0**
Financials instruments available for sale	0.6	-	-	-	**0.6**
Total IAS 39 categories	**(61.6)**	**(1.9)**	**0.9**	**(7.4)**	**(70.0)**

Equity management

The Group's objectives regarding the management its equity are aimed at protecting the Group's ability, jointly, both to ensure the shareholders' yields, stakeholders' interests and compliance with the covenants and maintaining an optimal equity structure.



Types of financial risks and connected coverage activities

Mediaset has defined specific policies for the management of the Group's financial risks; aimed at reducing its exposure to exchange rate risks, interest rate risks and liquidity risks. For the purpose of optimising the structure of management costs and the resources dedicated to this, this activity is centralised within the group parent Mediaset S.p.A., which has been entrusted with the task of collecting the information regarding the positions exposed to risk and to carry out their relative coverage.

Mediaset S.p.A. and Gestevision Telecinco directly operate in their own reference markets, carrying out a financial risk control and risk management activity for their subsidiaries. The selection of the financial counterparts is concentrated on those with a high credit standing while, at the same time, ensuring a limited concentration of exposure with them.

Exchange rate risk

The Group's exposure to exchange rate risk stems from the acquisition of television and film rights in currencies other than the Euro, mainly in US dollars, carried out in the areas of their respective activities by RTI S.p.A, Medusa Film S.p.A. and Gestevision Telecinco S.A.

In compliance with the Group's policies, the companies adopt an exchange rate risk management policy aimed at eliminating the effect of exchange rate fluctuations by pre-determining, at the same time, the book value at which the rights will be posted once they are acquire.

The exchange rate risk emerges from the early stages of the negotiation regarding the stipulation of any contract and continues until the payment of the amount due for the acquisition of the rights. From an accounting standpoint, the Mediaset Group, starting from the date of the stipulation of the derivatives contract until the date of posting the asset, applies the hedge accounting methodology documenting, with a specific report, i.e. the so-called "hedging relationship", the risk covered and the purposes of the coverage, periodically checking its effectiveness.

Specifically, in the period going from the date of definition of the commitments regarding the purchases and the subsequent accounting for the hedged television right, the cash flow hedge method is applied in accordance with IAS 39. Based on this method, as more detailed in the "Summary of accounting standards and valuation criteria" section, the effective portion of the change in the value of the derivative is accounted for in a reserve in Net Equity, which is used to adjust the posted value of the right in the Financial Statements (basis adjustment), producing an impact on the Income Statement when the item hedged against, i.e. the right, is amortised.

At the same time as the posting of the right, in the period going from the arising of the payable until it is extinguished, following the termination of the relationship of formal coverage of cash flow hedge, the subsequent accounting takes place by actuating the so-called natural hedge due to which both the adjustment of the exchange rates on the debt and the adjustment of the fair value of the financial derivative on exchange rates, are posted "naturally" to the Income Statement, which takes in their opposite impacts.

The types of financial derivatives mostly used are forward purchases and purchases of option contracts. The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount valued at the contract forward rate and the notional



amount valued at the fair forward at the date of the Financial Statements. The fair value of exchange rate options is calculated using the Black & Scholes method for plain-vanilla options, while the binomial method is used for barrier options.

The valuation of the effectiveness is intended to show the high correlation between the technical and financial characteristics of the hedged risk (maturity, amount, etc.) and those of the hedging instrument through the application of specific retrospective and prospective tests by using Dollar off-set and volatility reduction measure methods, respectively.

The expectation that there will arise future cash flows subject to hedging is shown in a specific table illustrating the movements of the relative valuation reserve, i.e. the cash flow hedge reserve.

Sensitivity analysis

The financial instruments exposed to EURO/USD exchange rate risk, mainly comprising payables for the purchase of rights and currency denominated derivative contracts, have been subject to sensitivity analysis at the Balance Sheet date. The value entered in the Financial Statements regarding such financial instruments was adjusted by applying a symmetrical percentage change to the period-end exchange rate equal to the implicit volatility at one year of the currency of reference published by Reuters and corresponding to 13.2% (19.5% for 2008).

This sensitivity analysis for the derivatives under cash flow hedge accounting has had an impact on the changes in spot values posted to the Net Equity Reserve, while the change due to the forward points impacts the Income Statement Result, in compliance with the method defined in the hedging relationship.

The following table below shows, summarised, the changes in the Result for the year and in the Consolidated Net Equity, consequent to the sensitivity analysis carried out net of the relevant tax impacts calculated on the basis of the standard tax rate in force at the date of the Financial Statements:

	EUR/USD exchange as at 31 december	rectified EUR/USD exchange rate % change		through Profit and Loss	through Equity	Total Shareholders' Equity
2009	1.4406	13.2%	1.6311	0.0	(27.3)	(27.3)
		-13.2%	1.2501	(0.0)	35.6	35.6
2008	1.3917	19.5%	1.6631	1.8	(16.2)	(14.4)
		-19,5%	1.1203	(2.7)	30.2	27.4

Interest rate risk

The management of the financial resources of the Mediaset Group foresees the centralisation of cash-pooling activities within the group parent Mediaset S.p.A and in Gestevision Telecinco S.A., for its subsidiaries. There is fully entrusted to them the gathering in of money from the


MEDIASET

market through the stipulation of medium/long term loans and the opening of committed and uncommitted credit lines.

The interest rate risk is mainly originates from variable rate financial payables and the indexation of financial leasing contracts, which expose the Group to a cash flow risk. The objective management objective is to limit the fluctuation of the financial charges that impact the financial result, limiting the risk of a potential rise in interest rates.

Within this context, the Group pursues its objectives using financial derivatives contracts stipulated with third parties aimed at pre-determining or reducing, the change in cash flows, due to the market change in the interest rates of medium/long term debt. The timeframe considered significant for rate change risk management is defined as the minimum term of 18 months of residual duration of the operation.

Hedge Accounting is put in place starting from the stipulation date of the derivatives contract until the date of its extinction or expiry, documenting, with a specific report called the hedging relationship, the risk hedged, the purposes of the hedging and periodically checking on its effectiveness.

Specifically, the cash flow hedge method laid down by IAS 39 is used. Based on this method, as described in greater detail in the "Summary of accounting standards and valuation criteria" section, the effective portion of the change in the value of the derivative is accounted for in a reserve in Net Equity, which is used to adjust the value of the hedged interest in the Income Statement, when it occurs.

The evaluation of the effectiveness is intended to show the high correlation between the technical and financial characteristics of the hedged liabilities (maturity, amount, etc.) and those of the hedging instrument through the application of specific retrospective and prospective tests by using Dollar off-set and volatility reduction measure methods, respectively.

The fair value of the options (interest rate collar) on the interest rates is calculated using the Black & Scholes formula.

The expectation of future cash flows subject to hedging is shown in the table illustrating the changes in the cash flow hedge reserve.

The Group has in existence zero-cost collar derivatives instruments to cover variable rate medium/long term loans. Below are the main features of these.

	Cap	Floor	Maturity
Collar on interest rates for global notionals amounts 210 EUR m	4.50%	3.17%	29/05/2013

Sensitivity analysis

The financial instruments exposed to interest rate risk underwent a sensitivity analysis at the time of the drafting of these Financial Statements. The assumptions upon which the model is based are illustrated below:

- Medium-to-long term payables were subject to a change of 100 bps in case of a raise (-30 bps in case of reduction) as at the date of re-fixing of the internal yield rate noted during the period of reference.

- Short and medium/long revolving payables and other current financial items were subject to a recalculation of the amount of financial charges by applying a change of 100 bps in case of raise (-30 bps in case of reduction) to the values entered.
- Collars on interest rates were subject to recalculation of the fair value by applying a parallel and symmetrical shift of 100 bps to the interest rate curve as at the closing date of these Financial Statements. The ineffective component was calculated based on the average ineffective component for the financial year. In addition, any use of financial derivatives at any date of verification of the underlying interest rate was considered with subsequent discharge of the cash flow hedge reserve in the Income Statement.

Despite of the last year, it has been not possible to apply a symmetrical change of 100 bps as the short-term interest rate curve at the date of closing showned amounts close to 0.

The table below shows, in summary, the changes in the Financial result and the Consolidated Net Equity due to the sensitivity analysis carried out, net of the consequent tax impacts calculated on the basis of the standard tax rate in force at the date of the Financial Statements:

	changes	through Profit and Loss	through Equity	Total Shareholders' Equity
2009	+100 b.p.	(9.9)	1.0	(8.9)
	-30 b.p.	2.6	-	2.6
2008	+100 b.p.	(8.1)	1.5	(6.6)
	-100 b.p.	9.1	(3.2)	6.0

Liquidity risk

The liquidity risk is correlated to the difficulty of finding funds to honour commitments.

This may be due to the unavailability of sufficient funds to face financial commitments in accordance with the established terms and expiry dates in case of sudden revocation of uncommitted credit lines or in the event that the company must honour its financial liabilities before their natural maturity.

Thanks to its careful and prudent financial management, which is reflected in the relevant policy, and the constant monitoring of the ratio between the approved credit lines granted and their use, as well as the balance between short-term debt and medium/long term debt, the Mediaset Group has put in place sufficient credit lines, both in terms of quantity and quality, to face the current crisis.

As already mentioned, the Group's treasury activities are centralised within Mediaset S.p.A. and Gestevision Telecinco SA, operating in their respective domestic markets as well as internationally, through the use of automatic cash pooling movements used by almost all the group companies.

The management of the liquidity risk implies:

- The maintenance of a substantial balance between the committed and uncommitted credit lines in order to avoid liquidity crises in the event of requests for reimbursement by the lenders.



- The maintenance of an average financial exposure, during the financial year, within an amount that is basically 2/3 of the total credit given by the banks.
- The availability of financial assets that can be quickly turned into cash to meet any cash requirements.

In order to optimise the management of liquidity, the Group concentrates the dates of payment, to almost all its suppliers, at the same dates as those of the most significant cash inflows.

The table below shows the Group's financial obligations, by contract maturity date, considering the so-called worst case scenario and at undiscounted values, considering the neatest date when the Group may be asked to make payment and showing the relative Financial Statements notes for each class.

It is highlighted that at 31 December 2009, in the item "current and non current payables to banks" within 3 months there are included, in consideration of the expiry of the current draw-down ability at the date of the Financial Statements, committed medium/long term revolving credit lines for EUR 400.0 million (EUR 406.8 million at 31 December 2008) and credit lines whose contracts expire within the year for EUR 238.6 million, as well as credit lines relative to advances with very short-term revocation, with expiry conventionally established for one year, renewable, for EUR 476.0 million.

ITEM OF BALANCE as at 31 DECEMBER 2009	Book value	Time Bands					Total cash flows	Explanatory Notes
		from 0 to 3 months	from 4 to 6 months	from 7 to 12 months	from 1 to 5 years	after 5 years		
FINANCIAL LIABILITIES:								
Non current due to bank	822.9	401.0	0.7	1.7	427.4	-	830.8	9.2
Current due to bank	797.0	654.7	42.6	89.3	-	-	786.7	10.1
Financial due to related parties	4.9	4.9	-	-	-	-	4.9	10.4
Due to suppliers for television and movie rights	860.3	212.8	90.3	146.9	410.6	0.0	860.6	10.2
Due to other suppliers	571.9	540.4	25.0	6.8	0.2	-	572.3	10.2
Due to related parties	65.0	49.8	10.4	3.3	1.1	-	64.6	10.2
Due to factoring companies	31.1	28.4	2.6	-	-	-	31.1	10.4
Due to leasing companies	0.2	0.2			-		0.2	10.4
Other debt and financial liabilities	5.0	1.1	-	1.2	2.6	-	5.0	10.4
Total	**3,158.2**	**1,893.4**	**171.6**	**249.3**	**841.9**	**0.0**	**3,156.1**	
DERIVATIVES:								
hedging derivatives (buying currency)								
(value to the contractual exchange)	1.4	6.1	179.4	2.1	155.2	-	**342.9**	**10.4**
hedging derivatives (availability currency):								
(value to the exchange at the end of the year)		(6.1)	(178.3)	(2.1)	(153.9)	-	**(340.4)**	
derivatives with no hedging purpose (buying currency)								
(value to the contractual exchange)	1.4	91.6	27.5	5.9	36.3	-	**161.3**	**7.4; 10.4**
derivatives with no hedging purpose (availability currency)								
(value to the exchange at the end of the year)		(92.8)	(26.6)	(5.6)	(34.5)	-	**(159.6)**	
hedging derivatives (rate risk)	5.7	1.2	1.2	2.0	5.0	-	**9.4**	
Total	**8.5**	**(0.1)**	**3.2**	**2.3**	**8.2**	**-**	**13.6**	



ITEM OF BALANCE as at 31 DECEMBER 2008	Book value	Time Bands					Total cash flows	Explanatory Notes
		from 0 to 3 months	from 4 to 6 months	from 7 to 12 months	from 1 to 5 years	after 5 years		
FINANCIAL LIABILITIES:								
Non current due to bank	883.7	406.8	3.9	9.5	519.4	-	939.6	9.2
Current due to bank	550.3	530.8	14.3	0.3	-		545.4	10.1
Financial due to related parties	8.0	8.0	-	-	-		8.0	10.4
Due to suppliers for television and movie rights	603.8	224.1	95.4	148.9	136.3	0.1	604.8	10.2
Due to other suppliers	591.4	547.1	36.5	7.3	0.9		591.9	10.2
Due to related parties	105.1	53.3	11.9	19.0	21.1		105.3	10.2
Due to factoring companies	29.2	29.2	-	-	-		29.2	10.4
Due to leasing companies	34.4	0.9	0.9	2.5	12.1	30.2	46.7	10.4
Other debt and financial liabilities	7.6	1.6	-	1.9	4.3	-	7.8	10.4
Total	**2,813.5**	**1,801.8**	**162.9**	**189.5**	**694.2**	**30.3**	**2,878.6**	
DERIVATIVES:								
hedging derivatives (buying currency)								
(value to the contractual exchange)	0.2	19.5	120.9	-	42.6	-	**183.0**	
hedging derivatives (availability currency):								**7.4; 10.4**
(value to the exchange at the end of the year)		(20.1)	(119.0)	-	(42.6)	-	**(181.7)**	
derivatives with no hedging purpose (buying currency)								
(value to the contractual exchange)	8.9	118.3	69.2	3.6	22.7	-	**213.9**	
derivatives with no hedging purpose (availability currency)								**7.4; 10.4**
(value to the exchange at the end of the year)		(111.4)	(67.0)	(3.5)	(21.9)	-	**(203.7)**	
hedging derivatives (rate risk)	3.3	-	-	-	0.2	0.2	**0.4**	
Total	12.4	**6.3**	**4.1**	**0.1**	**1.0**	**0.2**	**11.8**	

The Group expects to face these obligations through the realisation of its financial assets and, specifically, through the collection of receivables connected to its various commercial activities.

The difference between the values in the Financial Statements and the total of the financial flows is mainly due to the calculation of interest on the contractual duration of the payables to banks. Furthermore, with reference to loans valued using the amortised cost method, the interest calculation method foresees the use of the nominal rate instead of the actual yield rate.

With reference to the section relative to financial derivatives, it is highlighted that, in the hypothesis of the regulating of gross flows, the contractual exchange rate means the forward exchange rate defined at the date of stipulation of the contract, while the year end rate means the spot rate at the date of the Financial Statements.

Credit risk

The credit risk mainly comes from the sales of advertising time on the Mediaset Group's Italian and Spanish television networks.

The Group, based on a specific policy, manages the credit risk relative to the sale of advertising time through a comprehensive customer credit rating procedure, with an analysis of their economic and financial situations both at the time of setting the initial credit limit and through the ongoing and continuous monitoring of observance of the payment terms, updating, when necessary, the previously assigned credit limit.

Based on the abovementioned credit rating procedure and its subsequent updates, it is possible to break down customers' exposure into the following three classes of risk, which represent the summary of a wider and more complex subdivision:


MEDIASET

Low risk

Customers presenting a standard risk index and with a financial position that adequately supports their assigned credit limit.

Medium risk

Customers who have not punctually fulfilled their contractual commitments or who have current economic/financial situations that are critical compared to those relative to their original credit limit. Based on these specifications of credit positions, a write-down is calculated based on the percentage incidence of historically observed losses.

High risk

Customers with whom there are ongoing default situations, or there is objective insolvency regarding their receivables, for which specific write-downs are made and, in some cases, recovery plans agreed, or extended payment terms which, in any case, do not exceed 12 months.

In addition to receivables regarding the sale of advertising slots in Italy and Spain, there are also receivables from the activities of movie distribution and theatre management, from the television sector (distribution of prepaid cards, sale of content and lease of broadcasting capacity), which in consideration of their limited significance have been aggregated by associated classes.

Below is a summary table of the net balances and of the Bad Debts Reserve broken down according to the above-mentioned classes.

RISK CLASSES as at 31 DECEMBER 2009	Net receivables	Net matured				Total net matured	Provision for bad debts
		0-30days	30-60days	60-90days	further		
ITALY ADVERTISING RECEIVABLES:							
low	617.3	32.3	5.2	0.9	1.9	40.4	-
medium	57.8	14.0	3.0	1.1	4.6	22.7	3.1
high	58.0	2.9	1.1	1.7	23.7	29.4	53.1
FOREIGN ADVERTISING RECEIVABLES :							
low	164.1	46.2	5.2	1.9	5.8	59.1	7.5
medium	6.2	0.2	1.8	0.3	3.1	5.4	1.7
high	2.8	1.3	0.4	0.1	0.3	2.2	6.7
OTHER RECEIVABLES :							
Distributors	10.7	2.4	-	-	1.4	3.8	1.3
Phone and television operator	56.3	1.1	0.0	0.1	0.9	2.2	0.9
Film area	51.7	5.4	2.2	1.1	24.8	33.5	11.0
Other customers	74.1	13.2	0.6	1.2	5.0	20.0	12.1
RECEIVABLES FROM RELATED PARTIES:							
low	21.5	0.9	0.6	0.3	1.6	3.5	0.3
TOTAL TRADE RECEIVABLES	**1,120.5**	**120.1**	**20.2**	**8.6**	**73.2**	**222.1**	**97.7**

The Distributors item mainly comprises receivables from the distribution of Mediaset Premium cards.

The Telephone/television operators item mainly comprises receivables from the sale of content activities.

The Other clients includes receivables from Elettronica Industriale S.p.A. for its network operator activities and for those relative to Mediaset Premium's Easy-Pay customers.

RISK CLASSES as at 31 DECEMBER 2008	Net receivables	Net matured				Total net matured	Provision for bad debts
		0-30days	30-60days	60-90days	further		
ITALY ADVERTISING RECEIVABLES:							
low	631.1	31.8	8.8	1.1	4.9	46.6	1.0
medium	77.0	3.3	0.4	0.2	0.2	4.2	2.6
high	49.6	3.7	4.5	1.9	28.4	38.5	40.5
FOREIGN ADVERTISING RECEIVABLES :							
low	181.1	47.1	7.7	0.9	0.1	55.7	6.7
medium	3.5	0.2	0.2	0.8	1.4	2.7	1.8
high	2.6	0.9	1.0	-	0.1	1.9	7.1
OTHER RECEIVABLES :							
Distributors	24.0	8.2	0.3	4.7	1.8	15.0	2.8
Phone and television operator	47.4	1.1	0.0	0.1	0.8	2.1	0.9
Film area	45.0	6.6	3.1	0.9	18.6	29.1	14.5
Other customers	77.9	1.7	1.2	0.5	5.1	8.5	4.2
RECEIVABLES FROM RELATED PARTIES:							
low	13.9				-	-	
TOTAL TRADE RECEIVABLES	**1,153.1**	**104.5**	**27.2**	**11.2**	**61.4**	**204.2**	**82.1**

It should be noted that the figures at 31 December 2008 with regard to the movie sector included not only the balances of Medusa Film and Medusa Video, but also of Medusa Cinema and Multicinema, which were deconsolidated starting from 30 June 2009.

The overall amount of guarantees received, mainly bank guarantees, for the receivables balances of third parties totals EUR 37.6 million (EUR 59.7 million at 31 December 2008).

In addition, bank guarantees in favour of third party companies have been issued for a total amount of EUR 51.8 million (EUR 15.0 million at 31 December 2008). Of this amount EUR 47.1 million were issued by Telecinco Group (EUR 11.3 million at 31 December 2008).

With reference to the main category of trade receivables generated by advertising activities in Italy, it should be noted that in terms of concentration, the top 10 customers accounted for approximately 28% of turnover, while the top 100 customers accounted for 75% of total sales. These indicators are in line with those of the previous years.

Below is a table showing the changes in the Bad Debts Reserve.

	Balance at 1/1	Provisions made during the period	Employment of the period	Changes in the consolidation area	Balance at 31/12
2009	82.1	38.0	(20.1)	(2.4)	97.7
2008	57.3	35.5	(10.7)	-	82.1

In addition, below is a table showing a detailed analysis of other financial assets, whose maximum credit risk exposure corresponds to the book value.

	2009	2008
Financial receivables	84.0	93.9
Other financial assets	-	0.3
Hedging derivatives	0.9	1.3
Derivatives with no hedging purpose	2.3	0.4
Receivables from factor companies	33.3	28.2
Bank and postal deposits	100.0	139.6
Total financial asset	**220.5**	**263.7**

The factored receivables with the recourse clause amount overall to EUR 19.0 million and are included in the item Receivables due from customers. For these receivables advances of EUR 2.6 million were received from the purchaser and posted to the item Payables to factoring companies.

14. SHARE-BASED PAYMENTS

At 31 December 2009, stock option plans assigned in 2005, 2007, 2008 and 2009 regarding the granting of rights relative to Mediaset ordinary shares were assessed in conformity with IFRS 2. All plans fall within the category of "equity-settled" plans, envisaging the allocation of treasury shares bought back on the market. The options granted to the employees having the right to exercise them are contingent on the achievement of financial performance targets by the Company and the permanence of the employee within the group for a pre-established period of time.

The conditions of the aforementioned stock option plans are summarised below:

	Stock Option Plan 2005	Stock Option Plan 2007	Stock Option Plan 2008	Stock Option Plan 2009
Grant date	22/06/2005	28/06/2007	23/06/2008	29/09/2009
Vesting Period	from 01/01/2005 to 22/06/2008	from 01/01/2007 to 28/06/2010	from 01/01/2008 to 23/06/2011	from 30/09/2009 to 29/09/2012
Exercise period	from 23/06/2008 to 22/06/2011	from 29/06/2010 to 28/06/2013	from 24/06/2011 to 23/06/2014	from 30/09/2012 to 29/09/2015
Fair Value	EUR 1.74	EUR 0.72	EUR 0.30	EUR 1.35
Strike price	EUR 9.60	EUR 7.87	EUR 4.86	EUR 4.72

It should be noted that on 29 September 2009 the stock option plan envisaged for 2009 was implemented, through the assignment of 3,450,000 options relative to Mediaset ordinary shares, which may be exercised after the three year period starting from 30 September 2012 for a period of 36 months.

Exercise rights expired for 21,500 stock options in 2009 due to the absence of the necessary conditions for maturity, e.g. because an employee left the Mediaset Group), relative to the 2005 plan. Moreover, their exercising period having run out, 3,243,500 stock options relative to the 2004 plan were not exercised.

The table below summarises the changes in the stock option plans:



	Stock Option Plan 2004	Stock Option Plan 2005	Stock Option Plan 2007	Stock Option Plan 2008	Stock Option Plan 2009	Total
Options outstanding at 1/1/2008	**3,291,500**	**3,651,000**	**3,230,000**	**-**	**-**	**10,172,500**
Options issued during the year	-	-	-	3,290,000		3,290,000
Options exercised during the year	-	-	-			-
Options not-exercised during the year	-	-	-	-	-	-
Options expired/cancelled during the year	(48,000)	(48,000)	-	-	-	(96,000)
Options outstanding at 31/12/2008	**3,243,500**	**3,603,000**	**3,230,000**	**3,290,000**	**-**	**13,366,500**
Options outstanding at 1/1/2009	**3,243,500**	**3,603,000**	**3,230,000**	**3,290,000**	**-**	**13,366,500**
Options issued during the year	-	-			3,450,000	3,450,000
Options exercised during the year	-	-	-	-	-	-
Options not-exercised during the year	(3,243,500)	-	-	-	-	(3,243,500)
Options expired/cancelled during the year	-	(21,500)	-	-	-	(21,500)
Options outstanding at 31/12/2009	**-**	**3,581,500**	**3,230,000**	**3,290,000**	**3,450,000**	**13,551,500**

Stock options are entered at their Fair Value in the Financial Statements:

- EUR 1.67 for the 2004 stock option plan;
- EUR 1.74 for the 2005 stock option plan;
- EUR 0.72 for the 2007 stock option plan, excluding those reserved for Medusa Film, S.p.A. employees, that are posted with a fair value of EUR 0.77;
- EUR 0.30 for the 2008 stock option plan;
- EUR 1.35 for the 2009 stock option plan,

The Fair Value for the options was calculated using the binomial method. Specifically, the exercise of the stock options was incorporated in the model, assuming that the option is exercised when the price for the option is higher than a pre-established multiple of the exercise price. Any dilution of shares consequent to the issuing of new shares is already deducted from current market prices. The model was based on the following data:

- Spot price of the valuation day (reference price);
- Historical volatility at 1 year ex-dividend (calculated on reference prices) as the best projection for the expected volatility;
- Expected dividend yield calculated by assuming that the value of the dividend distributed in he year remains steady over time until expiry.
- Curve of the EURO rates;
- Zero exit-rate of stock option holders.

The assumptions made on the main items included in the model are detailed below:

	Stock Option Plan 2005	Stock Option Plan 2006	Stock Option Plan 2007	Stock Option Plan 2008	Stock Option Plan 2009
Average stock price	EUR 9,735	EUR 8,990	EUR 7,60	EUR 4,35	EUR 4,85
Historical volatility	19.01%	17.17%	16.34%	25.08%	45.39%
Risk-free rate	2.84%	4.00%	4.86%	5.07%	3.00%
Expected dividend yield	2.06%	3.23%	5.81%	12.15%	5.72%

The Spanish subsidiary Telecinco also implemented stock option plans for the years 2005, 2006, 2007, 2008 and 2009. The characteristics of the four plans are summarised in the table below:


1293-2(b)
MEDIASET

	Stock Option Plan 2005	Stock Option Plan 2006	Stock Option Plan 2007	Stock Option Plan 2008	Stock Option Plan 2009
Grant date	27/07/2005	26/07/2006	25/07/2007	30/07/2008	29/07/2009
Vesting Period	from 27/07/2005 to 26/07/2008	from 26/07/2006 to 25/07/2009	from 25/07/2007 to 24/07/2010	from 30/07/2008 to 29/07/2011	from 29/07/2009 to 28/07/2012
Exercise period	from 27/07/2008 to 26/07/2010	from 26/07/2009 to 25/07/2011	from 25/07/2010 to 24/07/2012	from 30/07/2011 to 29/07/2013	from 29/07/2012 to 28/07/2014
Fair Value	EUR 3.13	EUR 2.87	EUR 2.91	EUR 0.71	EUR 1.05
Strike price	EUR 19.70	EUR 18.57	EUR 20.82	EUR 8.21	EUR 6.25

Below is a summary of the movements in the stock option plans granted by Telecinco:

	Stock Option Plan 2005	Stock Option Plan 2006	Stock Option Plan 2007	Stock Option Plan 2008	Stock Option Plan 2009	Total
Options outstanding at 1/1/2008	**1,131,000**	**1,627,650**	**1,308,698**	**-**	**-**	**4,067,348**
Options issued during the year	-	-	-	1,399,148	-	1,399,148
Options exercised during the year	-	-	-	-	-	-
Options not-exercised during the year	-	-	-	-	-	-
Options expired/cancelled during the year	(94,500)	(111,500)	(230,048)	(41,400)	-	(477,448)
Options outstanding at 31/12/2008	**1,036,500**	**1,516,150**	**1,078,650**	**1,357,748**	**-**	**4,989,048**
Options outstanding at 1/1/2009	**1,036,500**	**1,516,150**	**1,078,650**	**1,357,748**	**-**	**4,989,048**
Options issued during the year	-	-	-	-	319,163	319,163.0
Options exercised during the year	-	-	-	-	-	-
Options not-exercised during the year	-	-	-	-	-	-
Options expired/cancelled during the year	(30,000)	(36,000)	(36,000)	(785,423)	-	(887,423.0)
Options outstanding at 31/12/2009	**1,006,500**	**1,480,150**	**1,042,650**	**572,325**	**319,163**	**4,420,788**

The assumptions made on the main items included in the model are detailed below:

	Stock Option Plan 2005	Stock Option Plan 2006	Stock Option Plan 2007	Stock Option Plan 2008	Stock Option Plan 2009
Average stock price	EUR 22,83	EUR 20,3	EUR 20,82	EUR 8,21	EUR 6,25
Historical volatility	22.50%	22.50%	22.50%	27.50%	30.00%
Expected dividend yield	4.50%	5.10%	5.50%	10.00%	5.00%

It should also be noted that the information regarding emoluments and stock option plans granted to key managers of the Group is provided in the Mediaset S.p.A. Financial Statements.


12g3-2(b)

15. TRANSACTION WITH RELATED PARTIES

The Group has relations with the parent company and its associated companies, jointly controlled companies and affiliated enterprises at normal market conditions.

The overall amounts of the positions/transactions with the associated companies, as well as their impact according to their relative natures in the Financial Statements are shown in the Balance Sheet and Income Statement drawn up in compliance with Consob Resolution N° 15519 of 27 July 2006.

In the following summary table there is shown, by the main Income Statement and Balance Sheet groupings, the detail relative to each company that is a counterpart in these relations:

	Trade receivables	Trade payables	Other receivables/ (payables)	Revenues	Operating costs	Financial income/ (charges)
Fininvest S.p.A.	2.0	0.6	6.0	6.6	6.0	(0.0)
Associated companies						
A.C. Milan S.p.A.	1.3	22.4	-	5.2	4.5	(0.1)
Alba Servizi Aerotrasporti S.p.A.	0.1	0.7	-	0.1	3.6	-
Arnoldo Mondadori Editore S.p.A.	3.1	0.3	-	16.0	1.1	-
Banca Mediolanum S.p.A.	0.0	-	-	6.5	0.0	-
Il Teatro Manzoni S.p.A.	0.6	0.4	-	0.0	1.0	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-
Quinta Communication S.A.	-	1.8	-	-	-	-
Servizi Milan S.r.l.	1.7	0.0	-	0.0	11.1	-
Altre Società Consociate	4.5	2.3	0.0	8.8	7.3	-
Total parent company and associated	**13.2**	**28.6**	**6.0**	**43.3**	**34.5**	**(0.1)**
Joint control companies						
Boing S.p.A.	1.4	4.4	(4.1)	5.1	7.3	(0.1)
Fascino Produzione e Gestione Teatro S.r.l.	0.0	11.1	(1.1)	0.0	39.8	(0.0)
MediaVivere S.r.l.	0.8	2.3	-	0.7	26.5	-
Tivù S.r.l	0.6	0.7	-	1.9	2.2	-
Mediamond S.p.A.	-	0.6	-	-	-	-
Affiliated companies						
Aprok Imagen S.L.	-	0.0	-	-	0.1	-
Ares Film S.r.l.	-	5.6	-	-	-	-
Auditel S.r.l.	-	0.0	-	-	5.6	-
Beigua S.r.l.	-	-	-	-	-	-
BigBang Media S.L.	0.3	1.9	-	0.0	3.6	-
Campus Multimedia In-Formazione	0.0	0.1	-	0.2	0.2	-
Canal Factoria de Ficcion S.A.	-	-	-	-	-	-
Capitolosette S.r.l.	3.6	0.3	0.7	3.2	0.4	0.0
La Fabrica De La Tele S.L.	0.1	6.2	-	0.2	21.5	-
Nessma S.A.	0.4	-	0.9	0.0	-	-
Pegaso Television Inc.	0.8	-	3.4	0.8	-	0.0
Premiere Megaplex S.A.	-	-	-	-	-	-
Producciones Mandarina S.L.	0.0	2.7	-	0.1	7.3	-
Publieci Television S.A.	0.0	-	-	0.3	0.9	-
Sportsnet Media Ltd.	-	-	-	-	-	-
Titanus Elios S.p.A.	-	0.1	-	-	5.0	-
Total joint control and affiliates	**8.3**	**36.0**	**(0.2)**	**12.6**	**120.4**	**(0.1)**
Other related parties	**-**	**0.4**	**-**	**-**	**1.2**	**-**
TOTAL	**21.5**	**65.0**	**5.8**	**55.9**	**156.1**	**(0.2)**

Revenues and trade receivables of the Fininvest Group and the Mediolanum Group mainly referred to sales of television advertising space, while costs and trade payables were mainly attributable to the purchase of television rights and productions.

The relations with the affiliated companies Capitolosette S.r.l., Nessma S.A. and Pegaso Television Inc. also include the relations with the companies they control. Specifically, at 30 September the Income Statement and Balance Sheet relations with the company Capitolosette S.r.l. are mainly relative to the companies Medusa Multicinema S.p.A. and Medusa Cinema S.p.A..

The relations contained in the item other correlated parties refer mainly to consultancy relations with a company that is headed by a Director of Mediaset S.p.A.



The main impacts on the consolidated financial flows generated by relations with correlated parties comprise not only the payment of dividends to the parent company, Fininvest S.p.A., for a total of EUR 173.3 million, but also the payment of EUR 9.0 million as second and last instalment for the contractually agreed price for the purchase of the shareholding in Medusa in response to the attainment of results, and disbursements of EUR 51.1 million for the purchase of rights acquired from Milan A.C.

Furthermore, it is highlighted that during the financial year rights were purchased from Mediavivere S.r.l. for a total of EUR 11.9 million.

Earnings and receivables from the group parent Fininvest S.p.A. parent include EUR 6.0 million for the resolution of the indemnity agreement detailed in note 16.2 below.

16. COMMITMENTS

Below is a summary of the main commitments of the Mediaset Group:

Multi-year commitments mainly attributable to satellite channel lease contracts of varying duration. These will imply future disbursements of 200.1 million EUR (EUR 206.3 million at 31 December 2008) and lease of broadcasting capacity on digital frequencies for a total of EUR 603.9 million (EUR 577.4 million at 31 December 2008).

Commitments concerning artistic collaborations, television productions and contracts with press agencies for a total amount of approximately EUR 205.2 million (EUR 150.7 million at 31 December 2008).

Commitments for the purchase of rights amounting to EUR 1,301.7 million (EUR 929.0 million at 31 December 2008). These future commitments mainly refer to "volume deal" contracts that the Mediaset Group has stipulated with some major US studios to ensure the availability of films and television productions that they have produced, giving the Group the possibility of effecting a volume of investments which is in line with the Group's strategies regarding the expansion of the library and multi-year commitments regarding distribution rights of the new digital pay TV channels for a total amount of EUR 247.5 million;

Commitments for the purchase of new equipment, works and supplies for company sites as well as the supply of EDP services for a total amount of EUR 3.9 million (EUR 11.5 million at 31 December 2008).

17. POTENTIAL LIABILITIES

On 5 March, Mediaset and Fininvest signed a composition by which they have declared that the indemnity agreement stipulated on 6 June 1996, on the eve of the Mediaset quotation on the stock market, is definitively resolved, in virtue of which Fininvest undertook to indemnify Mediaset and its subsidiaries until the date of fiscal proscription for all damages, costs, responsibilities, contingent liabilities and capital losses deriving from circumstances preceding the date of quotation.

In return for payment by Fininvest to Mediaset of an all-inclusive sum of 6.0 million EUR plus VAT, the two parties have agreed to the extinction of any reciprocal obligation with reference to all disputes still covered by this indemnity. Mainly, this concerns a dispute with third parties not yet defined by a judicial ruling. The relative disputes were specifically listed by the parties in a legal act of recognition signed on 19 December 2002, afterwards added to with another legal act and on 11 November 2003.



The amount that will be paid by Fininvest corresponds to the sum of the residual derivable potential financial risk to the companies of the Mediaset group, in the case of defeat in the legal dispute shown in the aforesaid list.

From the composition a single case of a tax dispute emerges involving RTI, with regards to which, in the case of defeat, the obligations of indemnity by Fininvest shall remain in force.

With reference to Mediatrade tv rights Case previously described in the section of the Directors' Report on Operation *significant events after 31 december 2009*, in which an accusation (as of today amounting to EUR 8.2 million) of tax evasion is envisaged, it has been decided not to make specific provision being not probable the related liabilities.

For the Board of Directors

The Chairman



LIST OF EQUITY INVESTMENTS INCLUDED IN THE GROUP'S CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2009

(Values in millions of EUR)

Companies consolidated on a line-by-line basis	Registered Office	Currency	Share capital	% held by the Group
Mediaset S.p.A.	Milan	EUR	614.2	-
Publitalia '80 S.p.A.	Milan	EUR	52.0	100.00%
Digitalia '08 S.r.l.	Milan	EUR	17.1	100.00%
Publieurope Ltd.	London	EUR	7.7	100.00%
R.T.I. S.p.A.	Rome	EUR	500.0	100.00%
Videotime S.p.A.	Milan	EUR	52.0	98.98%
Elettronica Industriale S.p.A.	Lissone (MI)	EUR	363.2	100.00%
Mediashopping S.p.A.	Milan	EUR	7.0	100.00%
Medusa Cinema S.p.A. (**)	Rome	EUR	1.0	100.00%
Medusa Multicinema S.p.A. (**)	Rome	EUR	2.8	100.00%
Med Due S.r.l.	Milan	EUR	92.5	75.00%
Medusa Film S.p.A.	Rome	EUR	120.0	75.00%
Medusa Video S.p.A.	Milan	EUR	0.3	75.00%
Taodue S.r.l.	Rome	EUR	0.1	75.00%
Mediaset Investment S.a.r.l.	Luxembourg	EUR	79.6	100.00%
Mediaset Investment Belgium S.p.r.l.	Woluwe-Saint-Lambert (Bruxelles)	EUR	0.0	100.00%
Mediaset Investimenti S.p.A.	Milan	EUR	500.0	100.00%
Gestevision Telecinco S.A.	Madrid	EUR	123.3	50.51%
Publiespaña S.A.U	Madrid	EUR	0.6	50.51%
Advanced Media S.A.U	Madrid	EUR	0.1	50.51%
Publimedia Gestion S.A.U.	Madrid	EUR	0.1	50.51%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	EUR	0.9	50.51%
Atlas Media S.A.U.	Barcelona	EUR	0.4	50.51%
Agencia de Television Latino-Americana de servicios y Noticias Pais Vasco S.A.U.	Bilbao	EUR	0.4	50.51%
Mi Cartera Media S.A.U.	Madrid	EUR	0.1	50.51%
Cinematext Media S.A. (***)	Madrid	EUR	0.2	30.30%
Cinematext Media Italia S.r.l. (***)	Segrate (MI)	EUR	0.0	30.30%
Telecinco Cinema S.A.U. (former Producciones Cinematograficas Telecinco S.A.U.)	Madrid	EUR	0.2	50.51%
Grupo Editorial Tele 5 S.A.U.	Madrid	EUR	0.1	50.51%
Canal Factoria de Ficcion S.A.	Madrid	EUR	0.3	50.51%
Conecta 5 Telecinco S.A.U. (former Europortal Jumpy Espana S.A.U.)	Madrid	EUR	0.1	50.51%
Mediacinco Cartera S.L.	Madrid	EUR	240.0	62.88%

Joint control and affiliated companies	Registered Office	Currency	Share capital	% held by the Group
Auditel S.r.l.	Milan	EUR	0.3	26.67%
Ares Film S.r.l.	Rome	EUR	0.0	30.00%
Beigua S.r.l.	Rome	EUR	0.1	24.50%
BigBang Media S.L. (former Telecinco Factoria de Production, SLU)	Madrid	EUR	0.2	15.15%
Boing S.p.A.	Milan	EUR	12.0	51.00%
Capitolosette S.r.l.	Milan	EUR	2.9	48.96%
Edam Acquisition Holding I Cooperatief U.A.	Amsterdam	EUR	1,397.9	20.96%
Fascino Produzione Gestione Teatro S.r.l.	Rome	EUR	0.0	50.00%
La Fabrica De La Tele S.L. (former Hormigas Blancas Producciones S.L.)	Madrid	EUR	0.0	15.15%
Mediamond S.p.A.	Milan	EUR	1.5	50.00%
Mediavivere S.r.l.	Milan	EUR	0.7	50.00%
Nessma S.A.	Luxembourg	EUR	8.1	25.00%
Pegaso Television INC	Miami (Florida)	USD	71.6	17.72%
Premiere Megaplex S.A.	Madrid	EUR	0.1	25.25%
Producciones Mandarina S.L.	Madrid	EUR	0.0	21.28%
Publieci Television S.A.	Madrid	EUR	0.3	25.25%
Sportsnet Media Limited	George Town (Grand Cayman)	USD	0.1	49.00%
Titanus Elios S.p.A.	Rome	EUR	29.5	29.69%
Tivù S.r.l.	Rome	EUR	1.0	48.25%

Equity investments held as "Available for sale"	Registered Office	Currency	Share capital	% held by the Group
Alba Adriatica S.L.	Madrid	EUR	0.1	7.58%
Aprok Imagen S.L.	Madrid	EUR	0.3	1.54%
Cinecittà Digital Factory S.r.l.	Rome	EUR	6.0	11.25%
Circuito Cinema S.r.l.	Rome	EUR	1.1	7.50%
Class CNBC S.p.A.	Milan	EUR	0.6	10.90%
Corporación de Medios Radiofónicos Digitales S.A.	Zamudio-Vizcaya (Spain)	EUR	6.0	5.05%
Grattacielo S.r.l.	Milan	EUR	0.1	10.00%
International Media Services Ltd.	Valletta (Malta)	EUR	0.1	99.95%
Kirch Media GmbH & Co. Kommanditgesellschaft auf Aktien	Unterföhring (Germany)	EUR	55.3	2.28%
Kulteperalia S.L.	Madrid	EUR	8.2	7.58%
Radio e Reti S.r.l.	Milan	EUR	1.0	10.00%
Romaintv S.p.A.	Rome	EUR	0.8	9.68%
TED - Tv EDucational S.p.A.	Rome	EUR	0.1	19.00%
X Content S.r.l. (winding-up)	Rome	EUR	0.1	75.00%

(*) Group's stake calculated not considering parent companies' own shares

(**) Economic balance cosolidated until 30 June 2009

(***) Consolidated until 30 September 2009

MEDIASET GROUP



2009 ANNUAL REPORT

Certification of the consolidated Annual financial statement Pursuant to art. 154-bis of Legislative Decree 58/98

Attestation of the Consolidated Financial Statements pursuant to article 154, part two, of the Legislative Decree 58/98

1. The undersigned persons Fedele Confalonieri, Chairman of the Board of Directors and Andrea Goretti, the Assigned Executive for the drafting of the company accounting documents of Mediaset S.p.A. attest, also taking into account what is laid down by article 154, part two, paragraphs 3 and 4, of the Legislative Decree of 24th February 1998, n° 58,

   • to the adequacy relative to the characteristics of the Group and

   • the effective application

   of the administrative and accounting procedures for building up the Consolidated Financial Statements, during the financial year 2009.

2. The evaluation of the adequacy of the administrative and accounting procedures for building up the Consolidated Financial Statements at 31st December 2009 was carried out based on the rules and methodologies defined by Mediaset S.p.A. in line with the model *Internal Control - Integrated Framework* issued by the *Committee of Sponsoring Organizations of the Treadway Commission,* which represents a body of general reference principles for the system of internal controls that is generally accepted at international level.

3. Furthermore, it is also attested that:

3.1 The Consolidated Financial Statements:

   a) Are drawn up in conformity with the applicable International Accounting Standards recognised within the European Community, pursuant to the regulation (EC) n° 1606/2002 of the European Parliament and Council, of 19th July 2002, as well as with the measures issued to actuate article 9 of the Legislative Decree n° 38/2005.

   b) Reflect the balances in the books and the accounting postings.

   c) Are suitable and appropriate in order to give a true and fair view of the Balance Sheet, Income Statement and Financial situations of the Issuer and of the group of companies included within the consolidation.

3.2 The Board of Directors Report on Operations contains a trustworthy analysis of the progress and result of operations, as well as of the situation of the Issuer and of the group of companies included within the consolidation, together with the description of the main risks and uncertainties to which they are exposed.

23rd March 2010

For the Board of Directors
The Chairman

(Fedele Confalonieri)

The Assigned Executive for the drafting
of the company accounting documents

(Andrea Goretti)

MEDIASET GROUP



2009 ANNUAL REPORT

Report of the External Auditors

12g3-2(b)



Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

INDEPENDENT AUDITORS' REPORT
pursuant to Article 156 of Legislative Decree No. 58 of February 24, 1998
(Translation from the original Italian text)

To the Shareholders of MEDIASET S.p.A.

1. We have audited the consolidated financial statements, comprising the statement of financial position, the statement of comprehensive income, changes in shareholders' equity and cash flows and the related explanatory notes of MEDIASET S.p.A. and its subsidiaries (the "Mediaset Group") as of and for the year ended December 31, 2009. The preparation of these consolidated financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Italian Legislative Decree nº 38/2005 is the responsibility of the management of MEDIASET S.p.A.. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards and procedures recommended by Consob (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   With respect to the comparative data related to the consolidated financial statements of the prior year, which have been restated in order to reflect the changes in the presentation of the financial statements introduced by IAS1, reference should be made to our report issued on March 31, 2009.

3. In our opinion, the consolidated financial statements of the Mediaset Group as of, and for the year ending, December 31, 2009, have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and the provisions of art. 9 of Italian Legislative Decree nº 38/2005; accordingly, these present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of the Mediaset Group for the year then ended.

4. The management of MEDIASET S.p.A. is responsible for the preparation of the Directors' Report on Operations in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the Directors' Report on Operations and the specific section on the report on corporate governance and the ownership structure, with regards to the information reported in compliance with art. 123-bis of Italian Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b), with the consolidated financial statements, as required by law. For this purpose, we have performed the procedures required under Auditing Standard n. 001 issued by the Italian Accounting Profession (CNDCEC) recommended by Consob. In our opinion the Directors' Report on Operations and the information included in the report on corporate governance and the ownership structure in compliance with art. 123-bis of Italian Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b), are consistent with the consolidated financial statements of the MEDIASET S.p.A. as of, and for the year ending, December 31, 2009.

Milan, March 31, 2010

Reconta Ernst & Young S.p.A.
Signed by: Alberto Coglia, partner

12g3-2(b)

MEDIASET SPA

2009 ANNUAL REPORT

Directors' Report on Operations

The consolidated Financial Statements have been translated from those issued in Italy, from Italian into English language solely for the convenience of international readers

MEDIASET S.p.A.

Financial Statements as at 31 December 2009
Directors' Report on Operations

Dear Shareholders,

We submit for your scrutiny and approval Mediaset S.p.A.'s Financial Statements as at 31 December 2009, showing a net profit for the year equal to EUR 329,706,995 after amortisation, depreciation and write-downs amounting to EUR 174,542 and current and deferred tax assets for EUR 13,082,154.

Following the enforcement of Legislative Decree n° 38 of 28 February 2005, incorporating European Regulation n° 1606/2002 into the Italian legislation, Mediaset S.p.A. has prepared its Financial Statements in compliance with the International Accounting and Financial Reporting Standards (IAS/IFRS) issued by the International Accounting Standards Board (IASB) and ratified by the EU.

The Financial Statements and the accompanying notes have been prepared with the inclusion of the supplementary information to Financial Statements, schedules and reports as required under Consob regulations n° 15519 and Consob Communication n° 6064293 issued n 28 July 2006.

Item 20 of the Notes to the Financial Statements: *"Supplementary information on financial instruments and risk management policies"*, in accordance with IFRS 7, incorporated by the European Union into EC Regulation n° 108-2006 of January 2006, describes the objectives, policies and procedures implemented by the management team to hedge against the different types of financial risks (exchange rates, liquidity, interest rates and credit) to which the company is exposed, including sensitivity analyses broken down by types of risks, as well as information on the concentration of and the average, minimum and maximum exposures to the different risks. Further, supplementary amendment to IAS 1 introduces additional disclosure obligations with respect to the objectives, policies and capital management processes, specifying any capital requirements imposed by third parties, the management approach and procedures, and any consequences of lack of compliance.

The financial results of your Company reflected its positive performance as the Holding Company of Mediaset Group, despite the negative difference in terms of net result for a total of EUR 12.8 million against the previous year using comparable criteria. This decrease was attributable to the write-off of revenue from library rentals and the reduction in interest payable by the subsidiaries, offset in part by an increase in dividends paid out by the subsidiaries. Net income for the year was mainly attributable to a prevailing result of financial operations and equity investments rather than of operating profit, which was negative.

Dear Shareholders,

Before proceeding with our comments to the operations, we provide the following disclosures in compliance with Consob regulations.

In accordance with Consob recommendation (Communication dated 20 February 1997, Prot. DAC/RM97001574), the list of directors and their respective powers is provided below:

Chairman

Fedele Confalonieri	Power of ordinary and extraordinary administration up to a maximum limit of EUR 13,000,000.00 per individual transaction, with the exception of powers exclusively granted to the Board of Directors and the Executive Committee. According to the Articles of Association, the Chairman has powers of representation of the Company.

Vice Chairman

Pier Silvio Berlusconi	Powers of ordinary and extraordinary administration up to a maximum limit of EUR 10,000,000.00 per individual transaction, with the exception of powers exclusively granted to the Board of Directors and the Executive Committee. According to the Articles of Association, the Vice Chairman has powers of representation of the Company. The Vice Chairman represents the Company when the Chairman is absent or unable to perform his duties. The replacement of the Chairman by the Vice Chairman for representation purposes should be regarded as evidence of the Chairman's absence or inability to perform his duties, and relieves third parties from any liability and verification obligation.

Managing Director

Giuliano Adreani	Powers of ordinary and extraordinary administration up to a maximum limit of EUR 5,000,000.00 per individual transaction, with the exception of powers exclusively granted to the Board of Directors and the Executive Committee. According to the Articles of Association, the Managing Director represents the Company.

Directors

Marina Berlusconi
Pasquale Cannatelli
Paolo Andrea Colombo
Mauro Crippa
Bruno Ermolli
Luigi Fausti
Marco Giordani
Alfredo Messina
Gina Nieri
Niccolò Querci
Carlo Secchi
Attilio Ventura


MEDIASET

Executive Committee	Fedele Confalonieri Pier Silvio Berlusconi Giuliano Adreani Gina Nieri
Internal Controls Committee	Carlo Secchi (Chairman) Alfredo Messina Attilio Ventura
Compensation Committee	Bruno Ermolli (Chairman) Paolo Andrea Colombo Attilio Ventura
Governance Committee	Attilio Ventura (Chairman) Paolo Andrea Colombo Carlo Secchi



REPORT

ON CORPORATE GOVERNANCE AND THE OWNERSHIP STRUCTURE
FINANCIAL YEAR 2009

GLOSSARY

The Executive Director: The Executive Director charged with overseeing the functioning of the Internal Controls system of Mediaset S.p.A.

The Shareholders' Meeting: The Meeting of the Shareholders of Mediaset S.p.A.

The Code: The Self Regulating Code for quoted companies approved in March 2006 by the Corporate Governance Committee and promoted by Borsa Italiana S.p.A.

The Mediaset Code: The Self Regulating Code put in place by the Issuer.

The Italian Civil Code: The Italian Legal Code containing Company Law.

The Board/Board of Directors: The Board of Directors of the Issuer.

The Assigned Executive: The Assigned Executive with the responsibility for the drafting of the company's accounting documents.

The Issuer/Company: Mediaset S.p.A.

The Financial Year: The financial year of the company to which the Report refers.

The Organisational Model: The Organisational, Management and Controls Model, pursuant to the Legislative Decree 231 /2001.

Issuers' Regulations: The Regulations issued by the Consob (Italian SEC) with its resolution n° 1 1971 of 1999, as afterwards modified, regarding Issuers.

Market Regulations: The Regulations issued by the Consob (Italian SEC) with its resolution n° 16191 of 2007, as afterwards modified, regarding stock markets.

Report: The report on Corporate Governance and company ownership structures that companies are obliged to draw up pursuant to article 123, part two, of the CFA.

Articles of Incorporation: The Articles of Incorporation of the company Mediaset S.p.A

CBA: The Legislative Decree of 1st September 1993, n° 385 (Consolidated Banking Act)

CFA: The Legislative Decree of 24th February 1998, n° 58 (Consolidated Finance Act).



1. PROFILE OF THE ISSUER

Mediaset and its subsidiaries make up the leading Italian commercial television group, quoted on the Italian Stock Exchange since 1996. The Group 's main activities are generalist TV, advertising, free and pay Digital TV, managing the transmission network, contents production, Internet and Mobile TV. Abroad, Mediaset is the major shareholder of the Spanish TV Group Telecinco.

Mediaset has put in place the traditional administration and controls system made up of the following company bodies: the Shareholders' Meeting, the Board of Directors, the Executive Committee e the Board of Statutory Auditors. The accounting controls, in accordance with the relative legislative measures that are currently in force regarding these matters, are assigned to an external auditing company that is inscribed in the special roll kept by the Consob (Italian SEC).

The Board of Directors has set up, among its own members, three committees with prosing and consulting functions: the Compensation Committee, the Internal Controls Committee e the Corporate Governance Committee.

The powers and functional methodologies of the company bodies and Committees are governed by Law, by the Articles of Incorporation of the company (available on the website www.mediaset.it) and by the resolutions passed by the competent bodies.

The information contained in this document, except when stated otherwise, refers to that at the date of its approval by the Board of Directors (23rd March 2010).

2. **INFORMATION ON THE OWNERSHIP STRUCTURES (ARTICLE 123, *part two, paragraph* 1, CFA) dated 23rd March 2010**

a) Structure of the Share Capital (as per article 123, part two, paragraph 1, letter a), CFA)

The Share Capital of Mediaset S.p.A. amounts to Euros 614,238,333.28 fully subscribed and paid up.The Share Capital only consists of ordinary shares as shown below.

	N° of shares	% on share capital	Listed	Rights and obligations
Ordinary shares	1181227564 * (nominal value EUR 0.52 each)	100%	Borsa Italiana - Blue Chip segment -	Pursuant to law and Company By-Laws

* On 23rd March 2010, the company holds 44,825,500 of its own shares in its portfolio, amounting to 3.795% of the Share Capital which voting right is suspended pursuant to article 2357, part three, of the Italian Civil Code.

No other financial instruments have been issued that give the right to subscribe to new share issues.

There are not foreseen any share based incentive plans that will give rise to increases, even free of charge ones, of the Share Capital.

b) Restrictions on the transfer of securities (as per article 123, part two, paragraph 1, letter b), CFA)

Pursuant to the Articles of Incorporation the shares are nominative, indivisible and freely transferable. There are observed all the measures regarding representation, legitimisation and the circulation of company holdings that are laid down for securities traded on regulated stock markets.



c) Relevant holdings in the Share Capital (as per article 123, part two, paragraph 1, letter c), CFA)

On 23rd March 2010, according to the contents of the communications received pursuant to article 120 of the CFA, the relevant holdings in the Share Capital of Mediaset S.p.A. are the following:

Declarant	Direct shareholder	% of ownership on ordinary shares and on shares subject to voting
Berlusconi Silvio	Fininvest S.p.A.	38,618
Blackrock Inc.	Blackrock Investment Management (UK) Limited	4,978
Capital Research and Management Company (as manager and, in addition, the Europacif Growth Fund which individually holds 2,417%)	Capital Research and Management Company	4,920
Mackenzie Cundill Investment Management Ltd.	Mackenzie Cundill Investment Management Ltd.	3,441
Abu Dhabi Investment Authority	Abu Dhabi Investment Authority	2,042
Mediaset S.p.A.	Mediaset S.p.A.	3,795

d) Securities that confer special rights (as per article 123, part two, paragraph 1, letter d), CFA)

No securities have been issued that confer special controlling rights.

e) Employee shareholdings: mechanism for exercising voting rights (as per article 123, part two, paragraph 1, letter e), CFA)

There is no employee shareholding system with a mechanism for exercising voting rights that is different from the one laid down for all of the company's other shareholders.

f) Restrictions on the voting right (as per article 123, part two, paragraph 1, letter f), CFA).

They carry the right to vote all those ordinary shares that are currently in circulation, with the exception of the treasury shares that are held by the company itself and regarding which the voting right is suspended pursuant to article 2357, part three, of the Italian Civil Code as can be seen in Table 1 at the letter a).

Pursuant to the Articles of Incorporation, there can take part in the Shareholders' Meeting those Shareholders who have had arrive at the Company the communication of the intermediary that is laid down by article 2370, 2nd paragraph of the Italian Civil Code, at least two clear days before the date of the specific Shareholders' Meeting. The depositing of the communication of the intermediary does not impede the shareholders from being able to trade the shares before the Shareholders' Meeting takes place. In this case the purchaser of the shares can only take part in the Shareholders' Meeting if they have carried out the formalities laid down in the previous paragraph, at least two clear days before the date of the specific Shareholders' Meeting.

Due to the fact that they are a financial intermediary inscribed in the specific section of the general list laid down by article 1 13 of the Legislative Decree n° 385/1993 and the successive changes of the CBA, pursuant to the combination contained in article 108 of the CBA and article 1 of the Decree of the Treasury Minister n° 517/1998, whoever holds more than 5% of the Share Capital, consisting of shares with the right to vote, cannot exercise the voting right for the shares that exceed this percentage if they do not possess the requisites of honourableness laid down in the said Decree. The same requisites are applicable to anyone, independently of the size of their shareholding, who controls the company pursuant to article 23 of the CBA. In this case the suspension of the voting right involves the whole shareholding.





g) Agreements between shareholders (as per article 123, part two, paragraph 1, letter f), CFA)

There are no voting pacts concerning the company pursuant to article 122 of the CFA.

h) Change of control clauses (as per article 123, part two, paragraph 1, letter h), CFA)

The company, in the context of its normal business activities, has existing loan and financing contracts, including among the contract relative to the bond issue of 21st January 2010 that foresee, as is custom and usage in financial market practices, specific impacts if a "change of control" takes place such as, for example, their extinction or modification in the case of a change of control of the company. However, none of these contracts can be considered, as of itself, to be significant.

i) Mandates for increasing the Share Capital and authorisations for the acquisition of treasury shares (as per article 123, part two, paragraph 1, letter m), CFA)

There are no mandates for increases of Share Capital pursuant to article 2443 of the Italian Civil Code, or for the issuing of any financial instruments that constitute holdings in the company.

The Shareholders' Meeting of 22nd April 2009 passed a resolution giving the Board of Directors the faculty of being able purchase, also through trading in options or financial instruments, also derivatives, on the Mediaset share, up to a maximum number of 118,122,756 and, therefore, within the legal limits, the company's own shares with the nominal value of Euro 0.52 each, i.e. amounting to 10% of the current Share Capital, in one or more lots, up till the approval of the Financial Statements for the year closed at 31st December 2009 but, in any case, for a period that is no longer than 18 months from the date of the resolution. The amount shown above is covered by the available reserves as shown in the last regularly approved set of Financial Statements.

The purchase transactions are to be carried out as follows:

i) The purchases to be used for the stock option plans for 2003/2005, 2006/2008 and 2009/2011 must be made on the quoted Stock Exchange with the operational methodologies referred to in article 144, part two, letters b) and c) of the Consob (Italian SEC) Regulations at a price that is no higher and no lower than 20% compared to the share price recorded on the Stock Exchange trading day before that of each individual transaction. These parameters are considered as suitable for identifying the range of values within which the purchase is in the company's interest.

ii) Any other purchases must be made on the quoted Stock Exchange with the operational methodologies referred to in article 144, part two, letters b) and c) of the Consob (Italian SEC) Regulations at a price that is no higher and no lower than 20% compared to the share price recorded on the Stock Exchange trading day before that of each individual transaction. These parameters are considered as suitable for identifying the range of values within which the purchase is in the company's interest.

The purchase transactions are carried out while observing article 2357 and the following ones of the Italian Civil Code, article 132 of the Legislative Decree 58/98, article 144, part two, of the Consob (Italian SEC) Regulations that actuates the Legislative Decree of 24th February 1998, n° 58, concerning the disciplining of the Issuers and any other applicable law, rule or regulation including those referred to in the Directive 2003/6 and the relative executive measures both EU and Italian.

From the date of the Shareholders' Meeting until today there have been no purchases of the company's own shares. Therefore, on 23rd March 2010, the company holds 44,825,500 of its own shares in its portfolio, amounting to 3.795% of the Share Capital.

l) Management and coordination activities (as per article 2497 and the following ones of the Italian Civil Code)

Mediaset S.p.A. is subject to the de facto control of Fininvest S.p.A., because that company holds 38.618% of its Share Capital. On 4th May 2004 Fininvest S.p.A. communicated to Mediaset that it does not carry out any management and coordination activities, as per article 2497 and the following ones of the Italian Civil Code, regarding Mediaset. The Company took the communication of Fininvest S.p.A. into consideration at the Board of Directors Meeting of 11th May 2004. What has been declared by Fininvest is confirmed by the fact that Mediaset S.p.A. defines its own strategies independently and that it has total organisational, operational and transactional autonomy, not being subject to absolutely any directional or coordinating actions by Fininvest, regarding its own business activities. Specifically, Fininvest does not issue any directives to Mediaset nor does it carry out any technical, administrative or financial support or coordination activities on behalf of Mediaset and its subsidiaries.

Mediaset S.p.A. currently exercises management and coordination activities, pursuant to article 2497 and the following ones of the Italian Civil Code, over the following companies within the Mediaset Group: Digitalia '08 S.r.l., Elettronica Industriale S.p.A., Med Due S.r.l., Media Shopping S.p.A, Mediaset Investimenti S.p.A., Medusa Film S.p.A., Publitalia '80 S.p.A., R.T.I. S.p.A., Taodue S.r.l., Video Time S.p.A. and X Content S.r.l., in liquidation.

***

The information asked for by article 123, part two, paragraph 1, letters i) and l) is given in sections **9** and **4** of this Report that deal with the Compensation of the Directors and the Board of Directors, respectively.

3. COMPLIANCE (article 123, *part two*, paragraph 2, letter a) CFA)

The Board of Directors of Mediaset S.p.A., from March 2000, decided to put in place the measures contained in the Code (available on the website www.borsaitaliana.it). The Board of Directors Meeting of 1st March 2007, taking into account the relative legislative and regulatory context and the organisational structure of the Mediaset Group, approved the updating of the Mediaset Code (available on the website www.mediaset.it) and, in fact, taking into it the standards contained in the new Code of March 2006. The company has continued, over time, to update its own system of corporate governance to align it with both domestic and international best practices regarding these matters, with the recommendations of the Code and with the legislative and regulatory measures that have been introduced from time to time, keeping the shareholders and the stock market informed on a yearly basis.

The subsidiary company Gestevision Telecinco S.A., quoted on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and on the Spanish Computerised Stock Exchange, and its subsidiary companies, is subject to Spanish Law and the Spanish corporate governance system.

4. THE BOARD OF DIRECTORS

4.1 NOMINATION AND REPLACEMENT (as per article 123, part two, paragraph 1, letter l), CFA)

The nominations and the replacements of the Directors are regulated by article 17 of the Articles of Incorporation, which is given in **Attachment A** to this Report.

It is underlined that, based on the Articles of Incorporation that are currently in force, they only have the right to present the lists of candidates those shareholders who have voting rights and who, either alone or together with other shareholders, represent at least 2.5% of the part of the Share Capital that is made up of shares with voting rights in the Ordinary Shareholders' Meeting, or any different percentage that is laid down by the relative legal measures that are currently in force and which, from time to time, will be communicated in the Notice calling the Shareholders' Meeting held to pass resolutions regarding the nomination of the Board of Directors. Regarding this matter it is highlighted that pursuant to article 144, part four, and article 144, part seven, of the Issuers' Regulations, as well as the Consob (Italian SEC) Resolution n° 16779/2009, the shareholding percentage required for the presentation of the list of candidates for membership of the Board of Directors at the Shareholders' Meeting of 22nd April 2009 was 1.5%.

Furthermore, it is pointed out that Mediaset, apart from what is laid down by the Consolidated Finance Act, the Issuers Regulations and the Mediaset Code, is not subject to any other legislation, rules and regulations regarding the membership of the Board of Directors, except for what is laid down regarding the requisites of honourableness and independence of the Directors of financial intermediaries inscribed in the relative section of the General list as per article 113 of the CBA.

Changes to the Articles of Incorporation

Pursuant to article 15, paragraph 2, and article 23, paragraph 3, of the Articles of Incorporation, except for what falls within the competencies of the Extraordinary Shareholders' Meeting, which retains its power to pass resolutions on this subject, there appertains to the Board of Directors the passing of the resolutions regarding mergers and split-offs in those cases foreseen by articles 2505, 2505, part two, and 2506, part three, of the Italian Civil Code, i.e. the opening or closing of secondary sites, the identification of which Directors have the legal representation of the company, the reduction of the Share Capital in the case of the withdrawal of a shareholder and the updating of the Articles of Incorporation for any new legislative or regulatory measures.

4.2 MEMBERSHIP (as per article 123, part two, paragraph 2, Letter d), CFA)

Article 17 of the Articles of Incorporation lays down that the Company be administered by a Board of Directors consisting of five to twenty one Directors.

The Shareholders' Meeting, with its resolution passed on 22nd April 2009, fixed the number of the Board members at fifteen.

The following persons were elected as members of the Board of Directors:

Fedele Confalonieri, Pier Silvio Berlusconi, Giuliano Adreani, Mauro Crippa, Marco Giordani, Gina Nieri, Niccolo' Querci, Marina Berlusconi, Pasquale Cannatelli, Bruno Ermolli, Alfredo Messina, Paolo Andrea Colombo, Carlo Secchi, Attilio Ventura, Luigi Fausti.

The members of the Board of Directors were elected with 566,281,745 favourable votes or 91.5%





of the voting Share Capital, which is 618,859,052 shares or 52.39% of the total Share Capital.

At the Shareholders' Meeting of 22nd April 2009 there was only presented one list of candidates for positions as Directors by the shareholder Fininvest S.p.A., with a shareholding amounting to 38.62% of the Share Capital, and broken down as follows: Fedele Confalonieri, Pier Silvio Berlusconi, Giuliano Adreani, Mauro Crippa, Marco Giordani, Gina Nieri, Niccolo' Querci, Marina Berlusconi, Pasquale Cannatelli, Bruno Ermolli, Alfredo Messina, Paolo Andrea Colombo, Carlo Secchi, Independent Director, Attilio Ventura, Independent Director, Luigi Fausti, Independent Director and Danilo Pellegrino.

Together with the list there was also deposited, for each individual candidate, all the necessary documentation that is laid down by law, by the relative regulations and by the Articles of Incorporation for the members of the per Board of Directors.

The makeup of the list also takes into account the view expressed by the company regarding the maximum accumulation of administration and control offices pursuant to the Mediaset Code and the other requisites laid down in it that are given in the Annual Report on Corporate Governance for the Financial Year 2008.

The personal and professional characteristics of each individual Director are given in **Attachment B** to this Report and they can be viewed on the website www.mediaset.it.

Also, relative to what is laid down by the Mediaset Code and based on the information supplied by the parties involved there are given, in the **Attachment C** to this Report, the memberships of the Board of Directors and of the Committees and the offices held by the current members of the Board of Directors in companies quoted on regulated stock markets, also foreign ones and in financial, banking and insurance companies, or those of relevant dimensions, with the exception of those held in subsidiary companies of Mediaset S.p.A. or in those that it participates in, as well as further information relative to the same persons.

No change has taken place in the current membership of the Board of Directors since the closing date of the financial year.

The maximum accumulation of the offices held in other companies

In observance of the measures laid down in the Mediaset Code, the Board of Directors, in its meeting of 11th March 2008, expressed the following views regarding the accumulation of the offices of Director and/or Statutory Auditor:

An Executive Director must not hold any of the following:

I. The office of Executive Director in any other quoted company, either Italian or foreign, or in a finance, banking or insurance company, or in a large sized one, i.e. with a Net Equity of more than 10 Billion Euros, and

II. The office of Non Executive Director or Statutory Auditor, or that of a member of another controls body, in more than five quoted companies, either Italian or foreign, or in finance, banking or insurance companies, or in any large sized ones, i.e. those with a Net Equity of more than 10 Billion Euros.

A Non Executive Director must not hold any of the following:

I. The office of Executive Director in more than three quoted companies, either Italian or foreign, or in finance, banking or insurance companies, or in any large sized ones, i.e. those with a Net Equity of more than 10 Billion Euros and the office of Non Executive Director or Statutory Auditor, or that of a member of another controls body, in more than five quoted companies, either Italian or foreign, or in finance, banking or insurance companies, or in any large sized ones, i.e. those with a Net Equity of more than 10 Billion Euros, or

II. The office of Non Executive Director or Statutory Auditor, or that of a member of another controls body, in more than ten quoted companies, either Italian or foreign, or in finance, banking or insurance companies, or in any large sized ones, i.e. those with a Net Equity of more than 10 Billion Euros.

The acceptance of any office, for all the Directors of the company, requires their prior evaluation of their possibility of being able to dedicate the time that is actually necessary in order to be able to diligently carry out the high level tasks entrusted to them and fulfil the consequent responsibilities. This means taking into account, among other things, also the number of the offices of Director and/or of Statutory Director that is held by them in other quoted companies in regulated stock markets, also foreign ones, and in finance, banking or insurance companies, or in any large sized ones.

There remain excluded from the accumulation limit the offices held in Mediaset and in companies of the Mediaset Group.

In the case where the above limits are passed the Directors involved must speedily inform the Board, which will evaluate the situation in the light of the company's interests and will ask the Director involved to make the consequent decisions.

The Board of Directors picks up yearly, based on the information supplied to it by each individual Director, or on other information in its possession, and inserts into the Report on Corporate Governance the offices of Director and/or Statutory Auditor that are held in the aforesaid companies.

4.3. THE ROLE OF THE BOARD OF DIRECTORS (as per article 123, part two, paragraph 2, letter d) CFA)

The Board of Directors is the collegiate body of the company that administers it, playing a central role in the context of the company's organisation and it heads the functions and the responsibility for the strategic and organisational direction of the company, as well as checking on the existence of the controls that are necessary in order to be able to monitor the progress of the company and the Group. The system used for the delegation of powers is such as to maintain, within the context of the company's business and organisation, the central role played by the Board of Directors.

Regarding this the Articles of Incorporation state the following: *"The Board is invested with all the most wide ranging powers for the ordinary and extraordinary management of the company. The Board can delegate its own powers, to one or more of its members, also with the position of Managing Director, with the exception of those that, according to what is laid down in article 23 of the Articles of Incorporation of the company, fall solely within the competencies of the Board of Directors itself and which are, more precisely, the following:*

- *The stipulation of any contract or legal relationship, whatsoever, between the company and a shareholder of the company who owns a holding greater than 5% of its Share Capital, or companies belonging to the same group as the shareholder, for which there are meant the subsidiary companies, the parent companies or controlling physical persons and the companies controlled by these latter, and which has a value that is greater than 13, 000, 000. 00 Euros.*
- *The stipulation of any contract or legal relationship, whatsoever, which has a value that is greater than 130,000,000.00 Euros.*

– *The issuing of non-convertible bonds, within the limits referred to in article 2412 of the Italian Civil Code but, in any case, up to a maximum amount of 300,000,000.00 Euros, while there remains in force the fact that any issue over this limit falls within the competencies of the Extraordinary Shareholders' Meeting."*

The Board of Directors can nominate one or more Vice Chairmen and delegate to one or more of its own members, also with the position of Managing Director, all or part of its own powers, except for what is laid down in article 2381 of the Italian Civil Code and in article 23 Articles of Incorporation, as well as being able to nominate an Executive Committee to which it can delegate its own powers, except for those which the Law reserves for the Board itself.

Furthermore, the Board of Directors can set up other Committees that can also consist of persons who are not Board members, setting their tasks, powers, compensation, if any, and establishing their membership and functioning methodologies.

The Board meets with regular periodicity, observing the legal due dates and a working calendar and it organises itself in such a way as to ensure that its functions are carried out effectively and efficiently.

During the financial year 2009, the Board of Directors met ten times. The average length of each meeting is about 2 hours. The participation percentage of the Directors during the financial year was, on a total basis, over 90% and the independent Directors have ensured an average overall presence of about 80%. The participation percentage of each individual Director at the Board Meetings is shown in the **Attachment C** to this Report.

For the year 2010 four Board of Directors Meetings have been planned and communicated to the market for the approval of the periodic accounting data and, as of today, two of them have been held already.

The speediness and completeness of the pre-meeting information is ensured by the Chairman by means of the distribution to the Directors, in the days immediately before the date fixed for the Board Meeting, of the documentation relative to the matters contained in the Agenda, in order to enable the interested parties to be informed about the Agenda items and to have useful elements that will enable them to participate effectively in the work of the Board.

The Chairman favours the participation in the Board Meetings of the company executives who are responsible for the competent company functions so that they can supply the appropriate in-depth information for the purpose of giving the Directors a fully detailed understanding of the items on the Agenda.

During 2009, the Board has carried out the activities that fall within its competencies and this has continued in 2010, specifically concerning the following:

- It has examined and approved the strategic, industrial and financing plans of the company and the group it heads, the company's corporate governance and the group 's structure.
- It has evaluated the adequacy of the organisational, administrative and general accounting set-ups of the company and of those subsidiary companies that have strategic relevance, with particular reference to the internal controls system and to the proper managing of conflicts of interest. These evaluations, which had a positive outcome, were supported by specific explanatory reports relative to the different operational and control structures of the companies that were drawn up under the care of the delegated bodies.
- It has set, having examined the proposal of the Compensation Committee and having heard the Board of Statutory Auditors, the compensation of those Directors who hold particular offices pursuant to article 2389 of the Italian Civil Code;





- It has positively evaluated the general progress of operations, taking into consideration, specifically, the information received from the Executive Committee, from the Chairman, from the Vice Chairman, from the Managing Director and from the Internal Controls Committee, as well as periodically comparing the actual results with the planned ones.
- It has examined and approved in advance all those operations that have outstanding strategic, economic, equity and financial significance for the company and the subsidiary companies and, specifically, those with correlated parties. The general criteria for identifying the operations "that have outstanding significance" are given in chapter 12 below.
- It has evaluated, during the meeting of 23rd March 2010, in light of the reports received from the parties entrusted with overseeing the internal controls system and from the Internal Controls Committee that the internal controls system is suitable, appropriate, operational and effective.

Self-assessment of the Board of Directors

The Board of Directors, taking into account the positive experience of the previous years, has also set in motion, for the financial year 2009 the self-assessment process called "Board Performance Evaluation ".

This process, which was introduced starting from 2006 and carried out yearly, has enabled the checking on the dimensions and functioning of the Board on an overall basis and also of its Committees and to be able to evaluate its contributions to the Board of Directors own activities.

For the year 2009 the Corporate Governance Committee has been assigned the task of elaborating the themes that are the subject of the debate involved and the methodologies of the self-assessment process and in its meeting of 15th October, it decided to avail itself of the services of a specialised consultancy company, for the purpose of examining the procedures used for the self assessment process and the themes that have been dealt with during it.

In its Report to the Board, the Committee, also based on the results that emerged from the analysis carried out by the consultancy company, confirmed the validity and the current relevance of the themes dealt with, suggesting the use of a list of questions to be submitted to the Directors in order to facilitate the self-assessment process.

The Board of Directors, in its meeting of 15th December 2009, carried out the self-assessment process availing itself of a list of questions distributed to each individual Director concerning the following: (i) the structure, membership, role and responsibility of the Board; (II) how the Board Meetings proceed, the relative information flows and the decisional processes employed; (III) the functioning and membership of the Committees set up within the Board.

From the relative debate, in which there were involved absolutely all of the Directors, there emerged a positive picture in terms of the effectiveness and the efficiency of the work carried out by both the Board and the Committees. Specifically, one of the most positive aspects that emerged from the Board Review was that there is an extremely constructive climate existing within the Board of Directors, which favours very open debate that respects the contribution of each individual Director and tends to converge towards decisions featuring an ample consensus. Furthermore, it was highlighted that the decisional process within the context of the Board was fed by information flows that were considered by all the interested parties to be speedy and effective and that they were the subjects of punctual Minutes. The structure of the Board of Directors and the number of its meetings were considered to be adequate. Regarding the Committees set up within the Board of Directors there emerged a wide-ranging agreement on their role, on the


12g3-2(b)
MEDIASET

effectiveness of their activities and the adequacy of their relative memberships.

Specifically, the Directors have expressed their appreciation for the work encounters that have taken place with the top management of the company, which were aimed at gaining in depth knowledge of the different business sectors within which the group operates. The Directors considering the significant changes that have taken place in the industrial scenarios, also the international ones, suggested consolidating these practices. The Chairman and the executive Directors favourable accepted the proposal and committed themselves to continuing with these practices.

4.4 DELEGATED BODIES

The Chairman

Traditionally, the Chairman is nominated by the Shareholders' Meeting. The Shareholders' Meeting of 22nd April 2009 ha confirmed Fedele Confalonieri as Chairman of the company.

The Board of Directors, in the meeting of 23rd April 2009, confirmed that the Chairman had all the powers of ordinary and extraordinary administration of the company, within the maximum value limit of 13,000,000.00 Euros for each individual operation, but with the exception of those operations that fall, exclusively, within the competencies of the Board of Directors and the Executive Committee. Pursuant to the Articles of Incorporation, the Chairman has the legal representation of the company.

The Board members are obliged to know the tasks and the responsibilities that are inherent to the office they hold. The Chairman shall take care to ensure that the Board is constantly updated on the main legislative and regulatory changes that affect the company also with the cooperation and support of the Director of Company Affairs and the Secretary of the Board of Directors.

The Chairman coordinates the activities of the Board of Directors and manages the Board Meeting. It is up to the Chairman, or to the person who acts in his place, to call and convene the Board Meetings.

The Vice Chairman

The Board of Directors, in the meeting of 23rd April 2009, confirmed Pier Silvio Berlusconi as Vice Chairman, conferring upon him all the powers of ordinary and extraordinary administration of the company, within the maximum value limit of 10,000,000.00 Euros for each individual operation, but with the exception of those operations that fall, exclusively, within the competencies of the Board of Directors and the Executive Committee. Pursuant to the Articles of Incorporation, the Vice Chairman has the legal representation of the company. The Vice Chairman replaces the Chairman, with legal representation of the company, in the case of his absence or impediment. The actual exercising of the power of legal representation of the company by the Vice Chairman attests, of itself, to the absence or impediment of the Chairman and it exonerates all third parties from the necessity of any ascertainment or responsibility regarding this fact.

The Managing Director

The Board of Directors, in the meeting of 23rd April 2009, Giuliano Adreani as Managing Director, conferring upon him all the powers of ordinary administration of the company within the maximum value limit of 5,000,000.00 Euros for each individual operation, but with the exception of those operations that fall, exclusively, within the competencies of the Board of Directors and





the Executive Committee. Pursuant to the Articles of Incorporation, the Managing Director has the legal representation of the company.

The Board of Directors believes that giving the above mandates Chairman, the Vice Chairman and the Managing Director is the best response to the needs for organisational efficiency.

Executive Committee (as per article 123, part two, paragraph 2, letter d), CFA)

The Board of Directors, in the meeting of 23rd April 2009, nominated the Executive Committee, consisting of four members who will remain in office for the same time period as that of the mandate of the Board of Directors and calling to take part in it the Chairman Fedele Confalonieri, the Vice Chairman Pier Silvio Berlusconi and the Managing Director Giuliano Adreani, as members by right pursuant to the Articles of Incorporation, as well as the Director Gina Nieri.

The Board of Directors has given the Executive Committee all the powers of ordinary and extraordinary administration of the company, within the maximum value limit of 130,000,000.00 Euros for each individual operation, but with the exception of those operations that fall, exclusively, within the competencies of the Board of Directors.

During 2009 the Executive Committee met eight times. The average duration of the meetings of the Executive Committee is about 1 hour. The percentage participation of each individual Director at the meetings of the Committee is shown in the **Attachment C** to this Report. Eight meetings were planned for the year 2010 of which one has taken place up till now.

***

Informational documents to the Board

There are assured, during the Board Meetings, the presence of ample in depth explanations and an exhaustive treatment of all the relative items, in order to enable the Directors to make a knowledgeable decision regarding the matters discussed.

Delegated activities are the constant subject of informational documents supplied to the Board of Directors and the Board of Statutory Auditors by the delegated bodies at the time of the Board Meetings, following the methodologies laid down by article 1 of the Mediaset Code, by article 20 of the Articles of Incorporation and by the relative legislative and regulatory measures currently in force.

At the time of the first useful Board Meeting the Chairman, the Vice Chairman, the Managing Director, the Executive Committee, the Directors with special assignments and, more in general, delegated bodies report to the Board of Directors and to the Board of Statutory Auditors on the progress status of the projects that have been entrusted to them and of the activities carried out while exercising the mandates that were given to them. The Articles of Incorporation lay down that: *"At least quarterly the Directors and the Board of Statutory Auditors shall be informed, also under the care of the delegated bodies and also relative to the subsidiary companies, regarding the general progress of operations and their foreseeable forecasted evolution, as well as regarding the main outstanding economic, financial and equity operations and regarding those in which the Directors themselves have an interest, on their own behalf or on that of third parties, or that are influenced by the party, where the same exists, that exercises management and coordination activities over the company. Whenever reasons of urgency require it, or it becomes opportune to do so, the communication can also be made to the interested parties in writing."*

4.5. OTHER EXECUTIVE DIRECTORS

As well as the Chairman, the Vice Chairman and the Managing Director, there are another four Executive Directors, who are listed below, who are members of the Board:

- Mauro Crippa – *Director General of Information of R.T.I. S.p.A.*
- Marco Giordani - *Chief Financial Officer of Mediaset S.p.A. and Managing Director of R.T.I. S.p.A.*
- Gina Nieri – *Director of the Institutional, Legal and Strategic Analyses Affairs of Mediaset S.p.A. and Vice Chairman of R.T.I. S.p.A.*
- Niccolò Querci – *Central Personnel and Organisation Director of Mediaset S.p.A. and Vice Chairman and Managing Director for Human Resources of R.T.I. S.p.A.*

4.6. INDEPENDENT DIRECTORS

The Directors Paolo Andrea Colombo, Luigi Fausti, Carlo Secchi and Attilio Ventura are in possession of the requisites of independence as specified by law, article 148 of the CFA and by the Mediaset Code as is shown in the **Attachment C** to this Report. Regarding the said Directors, just as for all the other members of the Board of Directors, there was also attested the requisites of honourableness and independence laid down by article 109 of the CBA and the relative actuating Ministerial Decree n° 516/1998. Mediaset is, in fact, inscribed in the section of the General list, as per article 113 of the CBA, because it is an intermediary that carries out financial activities, in a prevalent manner but not towards the general public.

Each Independent Director has taken the commitment to speedily communicate to the Board of Directors situations that take place and make the requisites in question disappear.

The Board of Directors, following its nomination by the Shareholders' Meeting of 22nd April 2009, has taken care of the attesting, in the meeting that was held on 23rd April 2009, the existence of the requisites of independence of the Independent Directors.

The Board of Directors evaluates the independence of its non-executive members, looking more at the substance involved than the mere form and bearing in mind that a Director does not normally appear to be independent in the following hypotheses, which are not, however, to be considered as being peremptory:

a) If, either directly or indirectly, also through subsidiary companies, trust companies or an intermediate person they control the Issuer or are able to exercise a notable influence upon it, or they participate in a voting pact through which one, or more, parties can exercise control or a notable influence on the Issuer.

b) If they are, or were during the last three financial years, an important exponent of the Issuer, of one of its subsidiary companies that has strategic importance, or of a company subject to joint control together with the Issuer, or of a company which, also together with other persons, through a voting pact, controls the Issuer or is able to exercise a notable influence on it.

c) If, either directly or indirectly, for example through subsidiary companies or in which they are an important exponent, or in they are in the position of a partner in a professional office or a consultancy company they have, or have had in a previous financial year a significant commercial, financial or professional relationship with any of the following:

 

With the Issuer, with one of the Issuer 's subsidiary companies, or with any one of the relative important exponents of the Issuer.

With a party that, also together with other persons, through a voting pact, controls the Issuer or, because it is a company, together with the relative important exponents.

Or if they are, or if they have been, during any of the last three financial years, an employed worker of one of the aforesaid parties.

d) If they receive, or if they have received, during any of the last three financial years, from the Issuer or from a subsidiary or parent company an additional remuneration that is significant compared to the to the "fixed " emolument of a non-executive Director of the Issuer, including the participation in incentive plans linked to company performance, also those based on shares.

e) If they were a Director of the Issuer for more than nine years during the last twelve years.

f) If they hold the office of Director in the subsidiary companies.

g) If they hold the office of Executive Director in another company in which an Executive Director of the Issuer holds the office of Director.

h) If they are a partner or Director of a company or of an entity belonging to the network of the company entrusted with the accounting audit of the Issuer.

i) If they have a close family connection with a person that finds themselves in one of the situations that are referred to in the preceding points.

For the purposes of what has been outlined above the following persons are to be considered as being "important exponents" of a company: its legal representative, the Chairman of its Board of Directors, its Executive Directors and those Executives who have strategic responsibilities of the company being looked at.

As far as the relative skills are concerned, the Board has believed it opportune to add some further criteria laying down that the Independent Directors are required to have an adequate knowledge of the economic environment and of the business of the company and that, preferably, they should have skills within environments and/or sectors that are the same or similar to those in which the company carries out its business activities such as, for example, the following:

– Within the television area, either public and/or private, or in that of cinema.

– Within the Media and telecommunications sector.

– Within the field of advertising and marketing.

– Within that of University lecturing in Italian and/or foreign Universities, in subjects that are pertinent to the Group 's core business or in economics, finance, law/accounting and in the science and techniques of communications.

– Within the financial sector.

The Board of Directors evaluates the independence of the Directors periodically.

The Board of Statutory Auditors, in the meeting of 4th December 2009, checked on the correct application of the criteria and the ascertainment procedures used by the Board of Directors in order to evaluate the independence of the Directors in question.

The number and the skills of the Independent Directors are suitable and appropriate for both the dimensions of the Board and the activities carried out by Mediaset and they are such as to enable



the setting up of the Committees within the Board of Directors and regarding which there will be given ample explanations in the remaining part of this report.

For the purpose of enabling the Independent Directors to effectively play their role, as well as the Chairman who operates so that the Board, on an total basis, is constantly updated regarding all the main legislative and regulatory changes that appertain to the company, there are periodically organised specific meetings of the Independent Directors with the Chief Financial Officer and the management of Mediaset and its subsidiary companies so that they may have a vision of the structure of the whole Group, a knowledge of its business and be able to go into depth on specific matters. The members of the also Board of Statutory Auditors also take part in these encounters. The Independent Directors, assisted by the Secretary of the Board, have taken part in a number of initiatives aimed at making them highly knowledgeable regarding the main aspects of the company's total situation and to increase their knowledge of the company's dynamics such as business, organisation, technology and the market.

Specifically, it is highlighted that during 2009, the Independent Directors have gone into depth with the Management of the company Medusa Film regarding its current company structure, its company mission, the characteristics of its business areas and the main characteristics of the movie market. The Independent Directors were shown the organisational aspects, the industrial costs and the process of creating an edition a of television news program during a visit to the studios of TG 5.

The Independent Directors met among themselves, without any of the other Directors, once during the year, on 10th November 2009. At that meeting the Independent Directors dealt with themes regarding corporate governance and, specifically, they went into depth regarding the fundamental aspects of the economics of the Group, they followed the process of Self-assessment of the Board of Directors, they looked at the evolution of the legislative aspects and the legal and regulatory frame of reference and the went into depth regarding strategic aspects and critical matters and subjects. The presence of the majority of the Independent Directors inside of the Committees set up within the Board of Directors, i.e. the Internal Controls Committee, the Corporate Governance Committee and the Compensation Committee, enhances the constant ongoing exchange of opinions and information that takes place between them.

4.7 LEAD INDEPENDENT DIRECTOR

The Board of Directors has decided not to follow the recommendation of Borsa Italiana to create the position of a "Lead Independent Director ", because there do not exist the prerequisites for the nomination of one.

It is highlighted that the current structure of corporate governance fully guarantees, as of now, not only constant flows of information to all of the Directors, both executive and non-executive, as well as independent and non independent, but also a very wide ranging proactive and prepositional involvement in the overall management and operations of the company.

5. TREATMENT OF COMPANY INFORMATION

Privileged information

In 2006 the Board of Directors approved the updated version of the organisational guideline of the Mediaset Group called "Management and communication of privileged information ", which regulates the internal management and the communication to the public of privileged information, as well as putting in place and continuous updating of the "Register of the persons who have





access to privileged information ", i.e. the Insider Register, which is referred to in article I 15, part two of the CFA.

The aforesaid guideline is applicable to the members of the company bodies and the employees of Mediaset S.p.A. and its subsidiary companies that have access to relevant and/or privileged information, with the exception of the quoted company Gestevision Telecinco S.A. and its subsidiary companies in consideration of the fact that Gestevision Telecinco is obliged by law to keep its own specific Insider Register, to fulfil the connected obligations and to communicate the privileged information to the Spanish market, pursuant to all the relative legislation, rules and regulations that are currently in force in that country.

Pursuant to the Mediaset Code the Chairman, the Vice Chairman and the Managing Director, in coordination between themselves, take care to ensure that all the company information is correctly managed.

The Directors and the Statutory Auditors of Mediaset and, in general, all the other addressees of the aforesaid guideline are bound to keep strictly confidential all the documents and the information that they acquire while carrying out their assigned tasks, with particular reference to privileged information.

The communications to the relative authorities and to the public are carried out within the timeframes and with the methodologies that are contained in the relative legislation, rules and regulations that are currently in force, observing proper informational parity and what is laid down by the guideline.

The company has distributed the procedure to its own personnel and to that of its subsidiary companies.

The Chief Financial Officer of Mediaset S.p.A., assigned to do so by the Board of Directors, constantly monitors the application of the procedure and its update status, also in the light of the relative current best practices regarding this matter, for the purpose of ascertaining its effectiveness and reports periodically to the Internal Controls Committee of Mediaset S.p.A. and to the Board of Statutory Auditors regarding this.

The company has put in place, within the legally imposed timeframes, the Register of those persons who, because of their working or professional activities, or because of the functions they carry out or the offices they hold, have access to important and/or privileged information of the company and of its subsidiary companies, i.e. the Insider Register.

The company has also identified the Assignee for the keeping and managing of the Insider Register as being the Company Affairs Directorate if Mediaset S.p.A..

The setting up, managing and keeping of the Insider Register is regulated by the organisational guideline called "Management and communication of privileged information ".

Internal dealing

In 2006 the Board of Directors has actuated the relative legal obligations and done the following:

- Identified the Assignee for the receipt, managing and diffusion of the communications to the market. For the Mediaset Group this party has been identified as the Company Affairs Directorate of Mediaset S.p.A., which already fulfilled this assignment based on the previous Code of Practice that regulated these matters.
- Identified, also based on what has been detailed by the Consob (Italian SEC) in its communication DME/6027054 of 28th March 2006 regarding the calculation of the condition of "relevancy", those relevant subsidiary companies the accounting book value of



the holding in which represents more than 50% of the Balance Sheet assets of Mediaset S.p.A. as this results from the last approved set of Financial Statements.

- Put in place a procedure aimed at monitoring the condition of relevancy of its own subsidiary companies and identified, among its own company executives, the persons obliged to issue the relative communications.
- Given the necessary information to the identified persons that their identification has taken place and regarding the connected obligations.

In conformity with what has been recommended by the Consob (Italian SEC) in its communication of March 2006, the company has created, within its own website www.mediaset.it, a specific section called "internal dealing ".

6. COMMITTEES WITHIN THE BOARD (as per article 123, part two, paragraph 2, letter d), CFA)

Pursuant to the Articles of Incorporation, the Board of Directors can set up Committees, also consisting of persons who are not members of the Board, setting their tasks, powers, compensation and establishing their membership. The Committees, if they are also composed of persons who are not members of the Board, only have consultation powers.

Following the renewal of the Board of Directors, which took place with the Shareholders' Meeting of 22nd April 2009, the Board, on 23 April 2009, set up, within itself, a Corporate Governance Committee, an Internal Controls Committee and a Compensation Committee.

The Committees, who report punctually at Board Meetings regarding their activities, have their own sets of functioning regulations and meetings calendars laid down for the current financial years.

The setting up and function of the Committees within the Board of Directors responds to the criteria laid down by article 6 of the Mediaset Code, i.e. membership, Minutes of the meetings, company information flows, the possibility of availing themselves of the services of external consultants and the participation at the meetings of persons who are not members, at the invitation of the Committee, with reference to specific Agenda items.

6-, part two, CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee, set up on 21st April 2006, consisting of three Directors, all Non-executive and Independent, whose mandate expired naturally with the Shareholders' Meeting of 22nd April 2009, was made up of Messrs. Attilio Ventura (Chairman), Paolo Andrea Colombo and Luigi Fausti.

Afterwards, the Board of Directors Meeting of 23rd April 2009 set up the new Corporate Governance Committee, consisting of three Non-executive and Independent Directors, who shall remain in office until the mandate of the whole Board of Directors expires, calling upon the following persons to be its members:

Attilio Ventura	Chairman – Independent Director
Paolo Andrea Colombo	Independent Director
Carlo Secchi	Independent Director

During 2009 the Corporate Governance Committee met five times. The average duration of each meeting was about an hour. The percentage participation of each individual Director at the Committee meetings is given in the **Attachment C** to this Report. For the year 2010 five meetings were planned, of which three have been held.

There have usually participated at the Committee meetings the Chairman of the Board of Statutory Auditors, or another member of the Board of Statutory Auditors and there were invited to take part, through the Secretary of the Committee, the managers of specific company functions and external consultants in order to illustrate some particular themes.

The functions of the Corporate Governance Committee

The Board of Directors has given the Corporate Governance Committee the competencies laid down by the Mediaset Code and, specifically, it carries out the following tasks:

- It evaluates the Self Regulating Code of the company, containing the standards of corporate governance, which the Board of Directors follows in the fulfilment of its own competencies, and it formulates any eventual proposals regarding these matters.
- It sets in motion the requests and the tasks issued by the Board of Directors, particularly relative to the updating of the Self Regulating Code put in place by the company.
- It assists and supports the Board in evaluating the permanency of the independence requisites of the Independent Directors.

During 2009 the Committee has carried out the activities that fall within its competencies and this has continued in 2010. Specifically, it has done the following:

- Examined the "Annual Report of the Board of Directors on Corporate Governance relative to the financial year 2008".
- Constantly monitored the application status of the Self Regulating Code of the company, put in place in March 2008.
- Elaborated the themes and the methodologies of the Self-assessment of the Board of Directors, also with the support of a leading consultancy company, specifically hired for this purpose.
- Examined the "Annual Report of the Board of Directors on Corporate Governance relative to the financial year 2009".

The Committee has put in place its own set of functioning regulations and for all the meetings referred to above regular Minutes have been produced. There is present at these meeting the Manager of the Company Affairs Directorate who has been confirmed as the Secretary of the Committee. The Secretary, in agreement with the Chairman of the Committee, in the days before the meetings, sends the members of the Corporate Governance Committee all the documentation available, at that time, as support for dealing with the relative Agenda items.

The Board of Directors, in the meeting of 23rd April 2009, within the limits of the relative budget approved by the same Board, gave the Corporate Governance Committee financing availability of 100 thousand Euros per annum for the expenses linked to fulfilling its tasks.

The members of the Committee receive a presence fee, for participating in each meeting, for the amount that was fixed by the Shareholders' Meeting of 22nd April 2009.

7. NOMINATIONS COMMITTEE

The Board of Directors has considered that it was not necessary to set up a Nominations Committee within itself because of the fact that there is already laid down by the Articles of Incorporation of the company the lists vote for the nominations to the Board of Directors and the Board of Statutory Auditors.



8. COMPENSATION COMMITTEE

The Compensation Committee, put in place on 21st April 2006, consisting of three Non-executive Directors, the majority of whom are Independent, whose mandate expired naturally with the Shareholders' Meeting of 22nd April 2009, was made up of Messrs. Bruno Ermolli (Chairman) Non-executive Director, Paolo Andrea Colombo and Attilio Ventura, Independent Directors.

Afterwards, the Board of Directors Meeting of 23rd April 2009 put in place the new Compensation Committee, consisting of three Non-executive Directors, the majority of whom are independent, who shall remain in office until the mandate of the whole Board of Directors expires, calling upon the following persons to be its members:

Bruno Ermolli	Chairman – Non executive Director
Paolo Andrea Colombo	Independent Director
Attilio Ventura	Independent Director

No interested Director has taken part in the meetings of the Compensation Committee, during which there were formulated the proposals to be made to the Board of Directors regarding his own compensation.

During 2009 the Compensation Committee met five times. The average duration of each meeting is about 1 hour. The percentage participation of each individual Director at the Committee meetings is shown in the **Attachment C** to this Report. For the financial year 2010 seven meetings have been planned and two of them have already taken place.

The Chairman of the Board of Statutory Auditors, or his designated replacement, has participated in the Committee meetings and there has been present a Secretary chosen, from time to time, by the Chairman.

Functions of the Compensation Committee

The Board of Directors has given the Compensation Committee the competencies laid down by the Self Regulating Code of the company. Specifically, the Committee formulates proposals it presents to the Board of Directors and it expresses its periodic evaluations regarding the following:

- The compensation of the Directors who hold particular offices within Mediaset S.p.A., also laying down that a part of it be linked to the financial results achieved by the company and/or the achievement of other specific objectives.
- The general criteria regarding the compensation of the executives of the Mediaset Group, i.e. fixed/variable split, the reference parameters for MbO (Management by Objectives) and the valuation and regulating criteria for the emoluments/compensation relative to offices held within the companies of the Group.
- The criteria, the beneficiary categories, the quantities, terms, conditions and methodologies involved in the stock option plans.

During 2009 the Committee has carried out the actives that fall within its competencies and this has continued in 2010. Specifically, it has done the following:

- Examined the legislative and regulatory changes of a fiscal and social security nature regarding Stock options and it maintains that this instrument is still an effective one for gaining and retaining the fidelity of the key managers. Therefore, it has drawn up a proposal for a new stock option plan 2009-2011, the characteristics of which largely mirror those of the previous plan.



- Formulated and presented proposals to the Board of Directors regarding the compensation of the Chairman, the Vice Chairman and the Managing Director.
- Regarding the actuation, for the year 2009, of the stock option plan 2009-2011, given the exceptional nature of the general economic crisis in 2009, it has carried out in depth investigations regarding the economic/financial elements in order to be able to more better quantify the parameters to which the Plan is correlated and for which the final proposal was presented to the Board, together with the relative Regulations.The innovative element in the new Plan is given by the assignment to the 2 chosen parameters of a weight of 50% each, such as to allow that the achievement of only one of the two objectives can obtain a stock option assignment according to a predefined quantitative scale.
- It approves the Operational Regulations for the functioning of the Committee's activities.
- It carried out in depth investigations in the whole system of incentives and fidelity.

The Committee has put in place its own set of functioning Regulations and for all the aforesaid meetings regular Minutes have been produced.

The Board of Directors, in the meeting of 23 April 2009, within the limits of the relative budget approved by the same Board, gave the Compensation Committee financing availability of 200 thousand Euros per annum for the expenses linked to the fulfilling of its tasks.

The members of the Committee receive a presence fee, for participating in each meeting, for the amount that was fixed by the Shareholders' Meeting of 22nd April 2009.

9. COMPENSATION OF THE DIRECTORS

The compensation of the Directors is set at a level that is sufficient to attract, retain and motivate Directors who have all the professional skills and qualities that are required in order to successfully manage the company.

The compensation of the Directors is contained in Scheme I of the Explanatory Notes to the Financial Statements of the company.

The compensation of the Executive Directors is articulated in such a way as to align their own interests with the pursuit of the priority objective of the creation of value for the shareholders within a medium/long-term timeframe.

The compensation of the Non-executive Directors is in line with the commitment that is asked for from each individual one of them, also taking into account whether they participate in one, or more, Committees. The Shareholders' Meeting of 22nd April 2009 passed a resolution fixing the overall total gross yearly emoluments due to the Board of Directors at the amount of 248,000.00 Euros to be split in the following manner:

– To the Chairman 24,000.00 Euros.

– To each one of the other Directors 16,000.00.

They have the faculty of being able to draw upon it, during the year, in a number of instalments.

The same Shareholders' Meeting passed a resolution to give the Directors a presence fee of 1,000.00 Euros gross, with an additional amount of 50% of this for the Chairman, for their participation in each meeting, both of the Board of Directors and of the Committees nominated by the Board.


12g3-2(b)
MEDIASET

Stock Option Plan 2009/2011 (Shareholders' Meeting of 22nd April 2009)

The Shareholders' Meeting of 22nd April 2009, also taking into account the experience gained with previous Plans, decided it opportune to promote the creation of a Stock Option Plan, for the purpose of gaining and maintaining fidelity and making the participants in the plan also participants in the exploitation of the value of the company.

The aforesaid Shareholders' Meeting approved the setting up of Stock Option Plan based on the company's own shares, with a duration of three years, starting from 2009, allocated to the Directors, to the employees, i.e. executives, journalists, managers of organisational units and similar persons, and to the collaborators of the company and of its subsidiaries, who are identified under the care of the Board of Directors from among those key people, who carry out functions relevant for the achievement of the strategic results of the Group.

Therefore, the Shareholders' Meeting has entrusted to the Board of Directors the management of the Stock Option Plan 2009/2011 with the most wide ranging powers for the identification of the participants, for fixing the performance objectives, for the assignment of option rights and for the realisation of the Plan in absolutely all of its aspects. Specifically, the Board of Directors, regarding the financial year 2009, has done the following:

- Identified the number of assignees as 50 employees, between executives and journalists.
- Assigned the total overall number of 3,450,000 option rights, which are personal and not transferable, amounting to 0.29% of the Share Capital of the company.
- Defined, as the criterion for setting the exercising price of the options, the value of the ordinary shares of Mediaset coming from the arithmetical average of the reference prices recorded by Borsa Italiana S.p.A., within the period between the date of assignment and the same day of the preceding calendar month, in conformity with the relative fiscal legislation that is currently in force. Therefore, the exercising unit price equals 4.72 Euros.
- Identified, as conditions for being able to exercise the options, the achievement of the company performance parameters of an economic/financial nature and on a yearly basis of "ROE" (Return On Equity) and "Free Cash Flow". That these exercising conditions have, in fact, taken place will be checked by the Board, within the first half-year of the following financial year from that of the assignment of the Options, which means within the first half-year of 2010.
- Established that the options assigned for the year 2009 can only be exercised after the period of 36 months from the date of their assignment, subject to the fact that there actually do exist the aforesaid conditions for being able to exercise. Therefore, the exercising period will start from 30th September 2012 and it will end on 29th September 2015.

The stock option plan 2009/2011 and the previous ones of 2003/2005 and 2006/2008 have given rise to the following assignments of stock options on Mediaset shares:

Year 1/1 – 31/12	Number of Plan participants	Option rights assigned for the purchase of this number of shares of	Exercising price	Exercising period only allowed in a single lot	Check on fulfilment of the conditions fixed by the
2005	132	3,774,500	9.60	23.6.08/22.6.11(*)	Exercisable

2006	128	3,716,000	8.92	26.7.09/25.7.12(*)	Rights that are not exercisable because
2007	43	3,130,000	7.87	29.6.10/28.6.13	Exercisable
2007	1	100,000	7.73	18.7.10/1 7.7.13	Exercisable
2008	46	3,290,000	4.86	24.6.1 1/23.6.14	Exercisable
2009	50	3,450,000	4.72	30.9.12/29.9.1 5	Exercisable

(*) The Board of Directors Meeting of 28th June 2007 approved the change to the exercising dates to update them for the new legislation, rules and regulations for the Plans relative to the years 2004, 2005 and 2006.

Stock Option Plan 2003/2005

As of today there have been assigned option rights for the purchase of 3,774,500 Mediaset shares, amounting to 0.32% of the current Share Capital, for which the exercising conditions have been fulfilled. The plan relative to the financial year 2004, which foresaw 130 participants and the assignment of option rights for the purchase of 3,415,000 Mediaset shares at the exercising price of 9.07 Euros, the limitations regarding which have been satisfied, ended on 22nd June 2009.

Stock Option Plan 2006/2008

As of today there have been assigned option rights for the purchase of 6,520,000 Mediaset shares, amounting to 0.55% of the current Share Capital, for which the exercising conditions have been fulfilled and 3,716,000 shares, relative to the 2006 Plan, amounting to 0.31% of the current Share Capital, regarding which the exercising conditions have not been fulfilled.

Stock Option Plan 2009/2011

As of today there have been assigned option rights for the purchase of 3,450,000 Mediaset shares, amounting to 0.29% of the current Share Capital, for which the exercising conditions have been fulfilled.

Further information regarding all the Stock Option Plans is given in the Explanatory Notes to the Financial Statements of the company.

Severance Indemnity of the Directors in the case of resignations, firing or the ceasing of the relationship following a public purchase offer, as per article 123, part two, paragraph 1, letter i), CFA)

Currently, there are not in force any agreements pursuant to article 123, part two, paragraph 1, letter i) of the CFA.

10. INTERNAL CONTROLS COMMITTEE

The Internal Controls Committee, that was set up on 21st April 2006, consisting of three Non-executive Directors, who are experts in accounting and financial matters and the majority of whom are independent, whose mandate expired naturally with the Shareholders' Meeting of 22nd April 2009, was made up of Messrs. Luigi Fausti (Chairman) Independent Director, Alfredo Messina Non-executive Director and Carlo Secchi, Independent Director.

Afterwards, the Board of Directors Meeting of 23rd April 2009 set up the new Internal Controls Committee, consisting of three Non-executive Directors, who are experts in accounting and financial matters and the majority of whom are independent and who shall remain in office until the mandate of the whole Board of Directors expires, calling upon the following persons to be its members:

Carlo Secchi	Chairman – Independent Director
Alfredo Messina	Non executive Director
Attilio Ventura	Independent Director

During 2009 eleven meetings of the Internal Controls Committee were held in which, at the invitation of the Committee itself and regarding individual items contained in the Agenda, there participated and presented reports persons who are not members of it and, specifically, according to their respective competencies, the Internal Controls Manager, the Surveillance and Control Body, the Assigned Executive, persons from the External Auditing Company, the managers of specific company functions of the company and/or of the Group, as well as, where this was considered to be opportune, outside consultants. The average duration of each meeting was about 1 hour. Eight meetings have been planned for the financial year 2010.

The Chairman of the Board of Statutory Auditors, or another Active Statutory Auditor, participated in the Committee Meetings.

The percentage participation of each individual Director at the Committee Meetings is shown in the **Attachment C** to this Report.

Functions of the Internal Controls Committee

The Internal Controls Committee, as well as assisting the Board of Directors in carrying out the tasks that have been entrusted to this latter regarding internal controls matters, which are referred to in article 10.5 of the Self Regulating Code of the company, exercises the functions that are listed in article 11.1 of the said Code.

Before the renewal of the Board of Directors, which took place with the Shareholders' Meeting of 22nd April 2009, the Committee held three meetings a during which it did the following:

- It reviewed, without any adverse findings, the "Work Plan for the financial year 2009" drawn up by the Internal Controls Manager.
- It examined and positively evaluated the "Work Plan 2009" of Reconta Ernst & Young S.p.A., which was drawn up for the accounting audit activities.
- It reviewed the update regarding the audit activities carried out in 2008 by the Spanish subsidiary Gestevision Telecinco S.A. and the relative "Audit Plan 2009";
- It reviewed the activities carried out by the Assigned Executive, for the purpose of issuing the attestation relative to the Yearly Financial Statements and the Consolidated Financial Statements at 31 December 2008 laid down by article 154, part two, paragraph 5, of the Consolidated Finance Act;
- It evaluated, together with the Assigned Executive to the external auditing company Reconta Ernst & Young S.p.A. and to the Board of Statutory Auditors, the accounting standards followed within the Mediaset Group and their homogeneousness for the purposes of drawing up the Consolidated Financial Statements, finding them to have been correctly applied.
- It reviewed the summary of the Report issued, at the closing of the financial year 2008, by the Internal Auditing Department.

- It reviewed the report drawn up by the Assignee to Internal Controls on the "Internal controls system of the Mediaset Group" relative to the financial year 2008;
- It had a knowledge-gaining encounter with the new Surveillance and Controls Body of Mediaset, nominated by the Board of Directors on 16th December 2008, consequent to the approval of the new Organisational Model of the company, pursuant to the Legislative Decree 231/2001. The Board afterwards confirmed this same Surveillance and Controls Body in office on 23rd April 2009.

After its nomination on 23rd April 2009, the Committee met eight times and during these meetings the Committee did the following:

- It expressed its favourable opinion regarding the confirmation of the Chairman Fedele Confalonieri as Executive Director and, taking into account the proposal made by the Executive Director, it expressed its favourable opinion regarding the confirmation of Mr. Aldo Tani, manager of the internal audit function, as the Internal Controls Manager of Mediaset. These opinions were reported to the Board of Directors during the meeting of 23rd April.
- It approved the "Functioning Rules of the Internal Controls Committee".
- it reviewed the periodic Reports drawn up by the Surveillance and Controls Body of Mediaset regarding the outcome of the checks carried out and the steps that have been taken pursuant to the Legislative Decree 231 /01.
- It reviewed the periodic updates of the "List of institutional suppliers of rights", which were drawn up by the Rights Department of R.T.I. S.p.A., for the purpose of being able to complete the company procedure of planning, acquiring and managing the rights and it gave them a positive evaluation.
- It reviewed the summary of the Reports issued during 2009 by the Internal Auditing Department and the audit findings issued at 30th June 2009.
- It reviewed the updates regarding the Consultation promoted by the Consob (Italian SEC) in April 2008 regarding the regulating of the transactions with correlated parties, in actuation of the legislative delegation given by article 2391, part two, of the Italian Civil Code. The Committee, with an assignment given to it by the Board during 2008, is carrying out all the opportune in depth investigations in order to verify conformity of the current "Guidelines on significantly outstanding transactions and with correlated parties " of the Mediaset Group with the Consob (Italian SEC) measures and it will go ahead, if it be the case, with the elaboration of a proposal to change and/or add to them.
- It reviewed the report, prepared by the Internal Controls Manager, on the "Internal Controls System of the Mediaset Group" al 30 June 2009.
- It reviewed the update on the progress status of the "Quality Assurance Review " project of the Internal Auditing activities. The project is forecasted to end during the first half-year of 2010.
- It reviewed the yearly update by the Risk Officer regarding the evaluation and the methodologies for managing the main company, strategic and process risks of the Mediaset Group carried out following "Enterprise Risk Management" methodologies.
- It reviewed the update of the audit activities carried out in 2009 by the Spanish subsidiary company Gestevision Telecinco S.A.. Specifically, the company, during the financial year has gone ahead with the activities of up-dating to the standards pf the Law 262/2005, as it has been requested to do Mediaset S.p.A.

- It reviewed and positively evaluated the assignment proposal that arrived at the company from Reconta Ernst & Young S.p.A., the current external auditor of the Mediaset Group, and from its previous external auditing company Deloitte & Touche S.p.A. with reference to the Mediaset S.p.A. bond issue project, which is aimed at institutional investors and which was the subject of examination and approval by the Board of Directors Meeting of 15th December 2009.

Lastly, the Board of Directors asked for the assistance of the Internal Controls Committee in order to examine some transactions with correlated parties, according to what is laid down by the "Guidelines on significantly outstanding transactions and with correlated parties" of the Mediaset Group, approved on 18th December 2007, for the purpose of formulating an opinion regarding the financial conditions, and/or the executive methodologies, and/or any technical aspect and/or regarding the actual legitimacy of the transactions themselves. Regarding this matter the Committee, having carried out all the necessary and/or opportune in depth investigations, formulated and expressed to the Board it opinion in favour of finalising the aforesaid transactions.

During the first few months of 2010 it has carried on with its activities and, specifically, two meetings were held during which the Committee, among other things, did the following:

- It reviewed, without any adverse findings, the "Work Plan for the financial year 2010", prepared by the Internal Controls Manager.
- It examined and positively evaluated the "Work Plan 2009/2010" of Reconta Ernst & Young S.p.A. drawn up for the accounting audit activities.
- It reviewed the "Audit Plan 2010" of the Spanish subsidiary company Gestevision Telecinco S.A.
- It reviewed the update of the activities carried out by the Assigned Executive, for the purpose of issuing the attestation relative to the Yearly Financial Statements and to the Consolidated Financial Statements at 31st December 2009 that is foreseen by article 154, part two, paragraph 5, of the CFA.
- It evaluated, together with the Assigned Executive to the external auditing company Reconta Ernst & Young S.p.A. and to the Board of Statutory Auditors,the accounting standards followed within the Mediaset Group and their homogeneousness for the purposes of drawing up the Consolidated Financial Statements, finding them to have been correctly applied.
- It reviewed the Report drawn up by the Internal Controls Manager regarding the "Internal controls system of the Mediaset Group" relative to the financial year 2009.

During the activities described above and based on the reports it received from the Internal Controls Manager the Committee has judged the internal controls system to be suitable and appropriate.

Furthermore, the Committee, in the light of the checks that were carried out by the same Internal Controls Manager, on the 'Policy for the management of the internal controls system" adopted by the Executive Director based on the guidelines issued by the Board of Directors in the meeting of 28th June 2007, proposed to the Board of Directors that it should evaluate, pursuant to the Self Regulating Code, the internal controls system as being fully operational and effective.

The Committee, as has already been said, has put in place its own set of functioning regulations and all the aforesaid meetings have been the subjects of regular Minutes. At the meetings there is present the manager of the Company Affairs Directorate upon whom there was confirmed the



office of Secretary of the Committee. The Secretary, in agreement with the Chairman of the Committee, in the days preceding the meetings, sees to it that there is sent to the members of the Internal Controls Committee all the documentation available at that time as support for dealing with the items contained in the Agenda.

In carrying out its functions the Internal Controls Committee has had complete access to all the information and functions of the company and/or of the Group that were necessary for its purposes and/or it has availed itself of the services of outside consultants.

The Board of Directors, in the meeting of 23rd April 2009, within the limits of the relative budget approved by the same Board, gave the Internal Controls Committee financing availability of 350 thousand Euros per annum for the expenses for fulfilling its tasks.

The members of the Committee receive a presence fee, for participating in each meeting, for the amount that was fixed by the Shareholders' Meeting of 22nd April 2009.

11. INTERNAL CONTROLS SYSTEM

The internal controls system is made up of an ensemble of rules, procedures and organisational structures aimed at enabling, through using a suitable and appropriate process of identification, measurement, management and monitoring of the main risks, the healthy and correct running of the enterprise that is also coherent with its forecasted objectives.

According to what is laid down by article 10.5 of the Mediaset Code, the Board of Directors, with the assistance of the Internal Controls Committee does the following:

1) Defines the guidelines of the internal controls system, in such a way that the main risks that could impact the company and its subsidiaries are correctly identified, as well as being properly measured, managed and monitored, while also calculating the criteria of compatibility of these risks with a healthy, proper and correct management of the enterprise.
2) Identifies an Executive Director assigned to oversee the functionality of the internal controls system.
3) Evaluates, at least yearly, the adequacy, effectiveness and the actual functioning of the internal controls system.
4) Describes, relative to corporate governance, the essential elements of the internal controls system, expressing its own evaluation regarding its overall adequacy.

Furthermore, the Board of Directors exercises its own functions relative to the internal controls system taking into proper consideration the reference models and the best practices that exist in both a domestic and international context. Specific attention has been focused on the organisational and managerial models that have been put in place pursuant to the Legislative Decree 231/2001.

As laid down by article 10.5 a) of the Mediaset Code, the Board of Directors, with the favourable opinion of the Internal Controls Committee, define during the meeting of 28th June 2007 the guidelines of the internal controls system in such a way that the main risks that could impact the company and its subsidiaries are correctly identified, as well as being properly measured, managed and monitored, while also calculating the criteria of compatibility of these risks with a healthy, proper and correct management of the enterprise.

These Guidelines, that identify the Enterprise Risk Management Framework as the reference model for presiding over the internal controls system, have been actuated, by the Executive Director, in the "Policy for the management of the internal controls system", which defines the main methodological aspects linked to the management of risks, as well as the roles, responsibilities and main activities linked to risk management.

According to the Enterprise Risk Management methodology, the internal controls system is traced down starting from the definition of the company's strategy. The company's objectives are taken into consideration by the methodology according to the following categories:

- Strategic objectives: high-level objectives that are aligned with and support the company's mission.
- Operational objectives: objectives that are linked to the efficient and effect use of resources.
- Reporting objectives: objectives that are linked to the trustworthiness of the company's internal and external reporting.
- Compliance objectives: objectives that are linked to conformity with the applicable laws and regulations.

The internal controls system of the Mediaset Group is able to identify and measure the main company risks that could undermine the achievement of the objectives that have been defined above, taking into account the specific characteristics of the business activities that are carried out by Mediaset S.p.A. and by its subsidiary companies, based on the following criteria:

- The nature of the risk, with reference to the risks of a strategic, operational, reporting and compliance nature.
- The possibility of the risk to prejudice the ability to achieve the company's objectives.
- The organisation's ability to properly manage the identified risk.

The proper monitoring of the company's risks is carried out through checking on the suitability of the internal controls system to deliver an acceptable overall risk profile. Specifically, the internal controls system of the Mediaset Group foresees the following:

- The systematic monitoring by management of the main company risks, which is aimed at the identification and implementation of eventual corrections to be made to the existing controls processes and procedures.
- Doing periodic independent checks on the adequacy and effectiveness of the internal controls system, as well as the speedy activating of specific corrective interventions in those cases where weaknesses in it are flagged.
- Rules for reporting on the adequacy and effectiveness of the internal controls system.

For this purpose, the Executive Director takes care of the managing of the internal controls system of the Mediaset Group in order that it is suitable to do the following:

- To speedily react to significant risk situations, foreseeing that adequate control overviews are in place.
- To ensure, within the context of company processes and procedures, a suitable level of separation between the operational and control functions, thus avoiding that conflicts of interest arise regarding the assigned competencies.
- To ensure, within the context of the operational and administrative/accounting activities, the use of systems and procedures that guarantee the accurate recording of company phenomena and of the operational facts, as well as the putting in place of trustworthy, dependable and timely informational flows both inside and outside of the Group;
- To put in place methodologies for the speedy communication of the significant risks and of the

control anomalies that emerge to appropriate levels within the Group, thus enable the identification and the speedy carrying out of the necessary corrective actions.

With particular reference to the financial information systems, below there is given **the description of the risks management system and the internal controls inherent to it pursuant to article 123, part two, paragraph 2, letter b) of the CFA.**

Main characteristics of the existing risks management and internal controls systems in relation to the financial informational system

The risks management system and that of the internal controls relative to the process of producing financial informational documentation, i.e. the periodic accounting informational document, the Yearly and Half-yearly Financial Reports and the Intermediate Statement on Operations, also the consolidated ones, and continuous informational documents and press releases, that are produced by Mediaset Group, aimed at guaranteeing the dependability, the accuracy, the trustworthiness and the speediness of the financial informational documentation. Mediaset, in defining its own System, has aligned itself with the indications that are contained within the reference legislation and regulations, among which there are highlighted the following:

- The Legislative Decree of 24th February 1998, n° 58 (Consolidated Finance Act).
- The Law of 28th December 2005 n° 262 and its successive changes, among which there is the Legislative Decree that accepted the so-called Transparency Directive approved on 6th November 2007, regarding the drawing up of company accounting documents.
- The Issuers Regulations and the relative additions made to them with the Consob (Italian SEC) Resolution n° 15915 of 3rd May 2007 regarding the "Attestation of the Assigned Executive for the drafting of the company's accounting documents and of the delegated administrative bodies on the yearly and consolidated financial statements and on the Abbreviated Half-Yearly Financial Statements pursuant to article 154, part two of the CFA".
- The Consob (Italian SEC) Document subjected to public consultation on 7th July 2008 called "Acceptance of the Directive 2004/109/CE Transparency regarding the harmonisation of the obligations for transparency regarding the information on the issuers whose securities are listed for trading on a regulated market and that modifies the Directive 2001/34/EC" and the outcome of the said consultation and the changes to the Issuers Regulations with the Consob (Italian SEC) Resolution n° 16850 of 1st April 2009.
- The Italian Civil Code, that lays down the extension to the Assigned Executives to the drafting of the accounting documents of the legal action for responsibility in the management of the company (article 2434 of the Italian Civil Code), the offence of bad faith following settlement or the promise of profit (article 2635 of the Italian Civil Code) and the offence of hindering the public and surveillance authorities in the exercising of their functions (article 2638 of the Italian Civil Code).
- Legislative Decree 231/2001 which, referring to the provisions of the Italian Civil Code cited above and the administrative responsibility of legal persons for offences committed by their employees against the Public Administration considers the Assigned Executive for



the drafting of the accounting to be among the Important Parties.

The implementation of the Risks Management and Internal Controls System relative to the financial informational documentation of the Group was carried out considering not only the legislative and regulatory references shown above but also the guidelines supplied by some category bodies regarding the activities of the Assigned Executive such as the Italian Confederation of Industry and the National Association of Finance and Administration Managers (Confindustria and Andaf).

Because the reference legislation and regulations do not explicitly establish specific criteria for the design, planning, implementation, evaluation and monitoring of the Risks Management and Internal Controls System relative to the process of financial informational documentation, Mediaset has opted for the application of a model that is universally recognised as being among the most highly regarded ones, the CoSO (Committee of Sponsoring Organizations) Report.

This model enables the evaluation of an internal controls system through the analysis of its various components such as the controls environment, the evaluation of the risks, the control activities (split into analyses carried out by top management, controls on the transactions, controls on the information systems, physical controls, separation of the tasks, policies and procedures), information and communication and monitoring.

Article 154, part two, of the CFA laid down that that there be introduced, within the company organisation of companies with quoted shares, the position of the "The Assigned Executive for the drafting of the accounting and company documents", to whom there are given specific responsibilities regarding the company's informational documentation. The Assigned Executive, among his other activities is responsible, in cooperation with the functions involved, for the putting in place adequate administration and accounting procedures for the preparation of the Yearly Financial Statements, of the Consolidated Financial Statements and of the Abbreviated Half-Yearly Financial Statements, as well as any other information supplied to the market and relative to accounting informational documentation, and for the issuing of the specific attestations.

The Assigned Executive, in order to fulfil the requirements laid down by the legislation and regulations, avails himself of a company structure that has been specifically set up. This structure 's role is to support the Assigned Executive in designing, implementing and maintaining adequate administrative and accounting procedures aimed at the drafting of the Yearly Financial Statements and of the Consolidated Financial Statements and supplying the Assigned Executive with the elements in order to be able to evaluate their adequacy and effective functioning.

The Assigned Executive's support structure, in its turn, cooperates with the process owners for the speedy identification of any events that can impact or change the frame of reference, for the updating of the administrative and accounting procedures, for the implementation of new controls and the carrying out of any improvement plans within their own processes.

The Internal Audit function, which carries out periodic independent checks on the state of the internal controls system, keeps up a periodic communication flow with the Assigned Executive and his support structure for the purpose of sharing and agreeing any criticalities relative to the internal controls system regarding the financial informational documentation process.

The Assigned Executive also keeps up periodic communication flows with the company bodies and structures that have surveillance or monitoring functions regarding the internal controls system such as, for example, the Internal Controls Committee, the Internal Controls Manager, the Executive Director, the Board of Statutory Auditors and the Surveillance Bodies as per the



Legislative Decree 231/01, each one of them for their own specific responsibilities.

The Risks Management and Internal Controls System relative to the financial informational documentation process is basically an ensemble of administrative and accounting procedures and of evaluation tools regarding their adequacy and effective functioning, that contribute to form an internal controls model that is maintained, updated over time and, where there are identified concrete opportunities for rationalisation and optimisation, developed further.

The model contains three analyses points:

a) The definition of the analysis context with the identification and evaluation of the risks.

b) The findings and documentation of the controls.

c) The evaluation of the adequacy and the effective application of the administrative and accounting procedures and the relative controls.

a) The definition of the analysis context with the identification and evaluation of the risks

For the purpose of determining and planning the activities of checking on the adequacy and the effective application of the administrative and accounting procedures of the Group, the definition of the analysis context describes the path that must be followed in determining the level of complexity, for the identification and evaluation of the risks and for evaluating the materiality of the various areas of the Financial Statements.

This path is aimed at evaluating the controls on the transactions generated by those company processes that feed the accounting data and their transposition into the financial reporting. The identification of the significant processes, which are truly representative of the business, takes place through a quantitative analysis of the items in the Financial Statements and a qualitative evaluation of the processes. In fact, for the purpose of designing and implementing a controls system aimed at producing valid financial reporting in conformity with the adopted reference methodology, i.e. the CoSO Report, intervention priority is established based not only elements of a quantitative type but also on qualitative ones.

The quantitative is aimed at identifying the significant balances in the Financial Statements, which takes place by applying the concept of "materiality" to the aggregated items in the trial balance of the Mediaset Group. Having identified the significant accounts, through a matching of accounts to processes one, therefore, arrives at the identification of the relevant processes.

The quantitative analysis, through the evaluation of the relevancy of the processes for the business and their level of complexity, adds to the quantitative analysis determining the inclusion or exclusion of processes within the reference context and the periodicity of the adequacy evaluation activity and the effective application of the administrative/accounting controls and procedures.

For each process that has been identified as relevant there are then defined the "generic " risks of untrustworthiness of the inherent in the process itself, making reference to the, so-called, Financial Statements assertions, i.e. existence and occurrence, completeness, rights and obligations valuation and recording, presentation and informational documentation, which constitute the controls objectives.

The Assigned Executive reviews the definition of the reference context at least yearly and whenever there show themselves any elements that can change the analysis that has been carried out in a relevant manner.


MEDIASET

b) The findings and documentation of the controls

The identification of the controls takes place in relation to the findings process regarding the administrative and accounting procedures.

The identified controls correspond to a series of different control assertions, identified by the Mediaset Group based on the proper classification of the untrustworthiness risks of the economic/financial informational documentation to which they refer as follows:

- Accuracy: the control ensures that all the details of the individual transaction have been correctly processed.
- Completeness: the control ensures that all transactions are actually processed and that they are only processed once.
- Validity: the control ensures that the processed transaction has been passed through the correct and proper authorisation levels and that it does really refer to the company's business.
- Restricted Access: the control ensures that the access to information and transactions is properly configured according to the relative roles and responsibilities that are officially recognised within the company.

The controls that have been identified are formalised within a specific matrix called the "Risks and Controls Matrix" in the area of the administrative and accounting procedures. This matrix is the detailed document within which there are identified the "generic" risks of untrustworthiness relative to the Financial Reporting and the "specific" controls that have been identified and applied when carrying out the activities.

The administrative and accounting procedures and the relative controls are periodically monitored and updated through a process that involves the Assigned Executive, his support structure and the process owners. Specifically, the process owners communicate, on a regular basis, to the Assigned Executive's support structure the events that can impact and change the frame of reference of the relevant processes and, each year, the Assigned Executive's support structure go through and validate the whole controls model, involving all the process owners in the revisiting of the process that fall within their competencies.

c) The evaluation of the adequacy and of the effective application of the administrative and accounting procedures and of the relative controls

The evaluation of the adequacy and the effective application of the administrative and accounting procedures, carried out through specific testing activities is aimed at ensuring that both the design and the operational ability of the identified controls are valid.

The Mediaset Group has put in place a testing strategy, which is basically the definition of the approach and the criteria used for carrying out these tests and consist of the periodicity of the analyses, the sizing of the sample, the types of tests to carry out, the formalising of the tests that that have been carried out and the information flows for communicating the outcomes of the tests that were made.

The tests are carried out on a regular basis with the purpose of ensuring that all the existing controls have been covered for the reference period. The criteria for deciding the size of the test sample are defined by taking into account the complexity of the control, its dependency on subjective valuations, the level of skill necessary to be able to do it and its potential impact and importance, for the purpose of achieving a high level of certainty regarding the effective functioning of the control itself.

The tests are made according to three different methodologies:

- ***Inquiry:*** interviews with people in order to have descriptions of their activities, including the controls carried out.
- ***Observation:*** observation of the behaviour of people in carrying out their tasks for the purpose of checking that they correctly observe the procedures and their ability to deal with the anomalies they find.
- ***Re-performance:*** the re-performing of a control procedure, or part of it, in order to understand how it functions and/or to obtain sufficient assurances regarding its adequacy.

Each test, with its relative outcome, is documented through formalising of a test sheet and the filing of the documentary evidence gathered.

On a six-monthly basis the Assigned Executive's support structure prepares a report in which there are explained the activities carried out and the outcomes of the tests made.

Based on the result of the testing the Assigned Executive, with the cooperation of his support structure, defines a remedial plan for the purpose of rectifying any that can have a negative impact on the effectiveness on the Risks Management and Internal Controls System relative to the financial informational documentation.

The Assigned Executive's support structure, in cooperation with the process owners for their respective competency areas, has the task of coordinating the carrying out of any improvement plans and ensuring that they are correctly implemented.

At least yearly, the Assigned Executive reports to the Internal Controls Committee, to Board of Statutory Auditors and communicates to the company's Surveillance Bodies, with reference to the methodologies with which there has been conducted the evaluation of the adequacy and the effective application of the controls and the administrative/accounting procedures, as well as on the observance of the defined remedial plans and he expresses his valuation regarding the adequacy of the accounting and administrative controls systems.

11.1. THE EXECUTIVE DIRECTOR ENTRUSTED TO OVERSEE THE FUNCTIONALITY OF THE INTERNAL CONTROLS SYSTEM

The Board of Directors, in the meeting of 1st March 2007, with the favourable opinion of the Internal Controls Committee, identified, as this Executive Director the Chairman Fedele Confalonieri, whose mandate came to its natural expiry with that of the whole Board and, precisely, with the Shareholders' Meeting of 22nd April 2009. The Board of Directors, following its renewal, in its meeting of 23rd April 2009, with the favourable opinion of the Internal Controls Committee, confirmed the Chairman as the said Executive Director giving him the competencies laid down by the Mediaset Code.

The Executive Director has done the following:

- Set in motion the guidelines issued by the Board of Directors, putting in place the Policy of Enterprise Risk Management, with the favourable opinion of the Internal Controls Committee.
- Overseen the adapting of this system to the dynamics of the operational conditions and to the relative legislative and regulatory situations.
- Taken care of the identification of the main company risks, i.e. strategic, operational, financial and of compliance, taking into account the characteristics of the company's and


MEDIASET

its subsidiaries' business activities, following the definition by the Board of Directors of the guidelines of the internal controls system. The analyses and evaluation of the main business processes and those of business support, with the involvement of the management of the Group, has enabled, in the second half of 2009, the ability to express an overall evaluation regarding the state of the internal controls system and, specifically, regarding the results of the process of the identification and evaluation of the company's risks, which was finalised with the presentation at the Board of Directors Meeting of 15th December 2009 of the specific Report by the Executive Director.

11.2. INTERNAL CONTROLS MANAGER

The Board of Directors in the meeting of 23rd April 2009, confirmed, as Internal Controls Manager, Mr. Aldo Tani, Manager of the Internal Auditing Department of the Mediaset Group, based on the proposal of the Executive Director and with the favourable opinion of the Internal Controls Committee, following what is laid down by article 10.6 of the Mediaset Code.

Pursuant to article 13 of the Mediaset Code, the Internal Controls Manager:

a) Is entrusted with checking that the internal controls system is always adequate, fully operational and functioning.

b) Is not responsible for any operational area, whatsoever, and does not hierarchically depend on any manager of operational areas, whomsoever.

c) Has direct access to all the information that is useful for carrying out his assignment.

d) Has available all the adequate means in order to be able to carry out the function assigned to him.

e) Reports, regarding his work, to the Internal Controls Committee, to the Board of Statutory Auditors and to Executive Director. Specifically, he re-ports regarding the methodologies with which the management of the risks is conducted, as well as on the observance of the plans defined for limiting them and expresses his evaluation on the suitability of the internal controls system to achieve an acceptable overall total risk profile.

The Board has not defined a specific compensation for the Internal Controls Manager, because there is defined for the holder of that position an overall compensation, which also takes into account the responsibilities related to managing the activities of the Internal Auditing Department.

There have not been specifically quantified the financial resources to be made available to the Internal Controls Manager for carrying out the tasks related to his position, because he avails himself of the resources of the Internal Auditing Department for carrying out the relative activities.

In support of his technical opinion expressed regarding the adequacy of the internal controls system, the Internal Controls Manager shares and agrees the following in advance:

- The findings from the Audit Plan with the Internal Auditing Department.
- The results of the evaluation and management of the risks with the Risk Officer and the Assigned Executive, for the purpose of identifying the main company risk areas.

The Internal Controls Manager also maintains periodic information flows with the company personnel, bodies and structures that have the function of surveillance or monitoring of the internal controls system such as, for example, the Assigned Executive, the external auditing company, the Board of Statutory Auditors and the Surveillance and Control Bodies as per the Legislative Decree



231 /01, regarding the individual responsibilities of each one of them.

11.3. THE ORGANISATIONAL MODEL as per the Legislative Decree 231 /2001

The internal controls system was further strengthened through the adoption of an Organisation, Management and Control Model, pursuant to the Legislative Decree 231/2001, approved by the Board of Directors of Mediaset S.p.A. on 29th July 2003 and afterwards added to following the evolution of the relative legislation and regulations, the last addition being made with the resolution passed by the Board of Directors Meeting of 16th December 2008.

With the putting in place of its own Organisational Model, understood as being an ensemble of rules of a general and operational nature, Mediaset S.p.A. set itself the goal of furnishing itself with an overall complex of behavioural principles, as well as of procedures, which responds to the purposes and prescriptions of the Legislative Decree 231/01, both in terms of the prevention of offences and illegal administrative acts as well as in terms of the control of the its actuation and the eventual issuing of sanctions.

The Organisational Model, in fact, is made up of an organic ensemble of principles, standards, rules, measures and organisational frameworks relative to the management and control of the company's activities and consists, among other things, of an illustrative summary document, containing all the general rules and regulations suitable for preventing the committing of the illegal actions that are referred to by the Legislative Decree 231/01.

For the purpose of promoting the diffusion of a set of values, which are aimed at achieving correctness, honesty and loyalty to the company the Group has also put in place an Ethical Code, which defines an ensemble of values that the Mediaset Group recognises, accepts and shares, at all levels within itself, in carrying out the business activities of the enterprise. The principles and the measures contained in the Ethical Code constitute a series of exemplary specifications regarding the general obligations of diligence, correctness, honesty and loyalty to the company that constitute the proper fulfilment of the employment services and workplace behaviour, as well as in business relations and relationships with the institutions.

In the process of the definition of the Organisational Model, Mediaset S.p.A. also took into account the indications contained in the Guidelines published by the Italian Confederation of Industry (Confindustria) and it was inspired by a series of well-established principles, also in matters of corporate governance and internal controls. According to these principles, in fact, a risks management and controls system, which is in line with the measures referred to in the Legislative Decree 231/2001 must do the following:

i. Identify and formalise the mapping of the "areas of activities that are at risk", which means the areas of the company where potential offences can arise, and of the "instrumental processes" leading to any committing of illegal acts, understood as being processes within which, in an abstract sense, there could occur those de facto conditions that make possible the committing of offences.

ii. Go ahead with the analysis of the potential risks for the "areas of activities that are at risk" and for the "instrumental processes" identified as above, regarding the potential methodologies that could actuate the illegal acts.

iii. Go ahead with the analysis of the potential risks and the evaluation of the company's system of controls for the prevention of the committing of illegal acts and, if necessary, regarding its definition or updating.

Following the recognition and the evaluation of the effectiveness of the organisational, management and controls systems that are already existent and being utilized systems, the company has gone ahead with the updating of the organisational procedures/guidelines or with the codifying, where necessary, in written documents of the current ongoing company practices, for the purpose of effectively opposing the risks that have been identified.

The successive updates of the Organisational Model have mainly taken into account the legislative innovations that occur from time to time, as well as the progressive juridical interventions regarding the organisational management and controls models.

During 2009 there were issued new legislative measures that have further enlarged the group of the so-called "presupposed offences" foreseen by the Legislative Decree 231/01. In the light of the new legislative and regulatory measures, the company is currently evaluating, also with the contribution of outside consultants, the impact of the new legislative and regulatory measures, for the purpose of checking whether it is necessary to make any changes and/or additions to the Organisational Model as well as putting in place new behavioural procedures/rules, or changing the existing ones.

Considering what is laid down by article 6, 1st paragraph, letters b) and d) of the Legislative Decree 231/01, that contains the obligatory institution of a body of the entity, which has independent power of control that enables it to watch over the functioning and observance of the Model, as well as an autonomous power to take initiatives in order to make sure that it is constantly updated, Mediaset S.p.A. already has, since 2003, provided itself with a Surveillance and Controls Body which, over the years, has seen its membership change from single person to multi-personal and, lastly, to collegiate.

The Surveillance and Controls Body nominated on 16th December 2008 arrived at the natural expiry of its mandate with the Shareholders' Meeting of 22nd April 2009. It was re-nominated, subject to the prior ascertainment of the existence of the prerequisites of honourableness, the same as those that are asked for from the Directors of the company, and of the professionalism that is suitable and appropriate for the role to be played and the exemption for reasons of incompatibility and due to conflicts of interest with other company functions and/or assignments that are such as to undermine the freedom of action and judgement, with the Board of Directors Meeting of 23rd April 2009 and its mandate will expire at the approval of the Financial Statements at 31 December 2011. It consists of three members who are the following persons:

Sergio Beretta	Chairman – External consultant
Aldo Tani	Internal Audit Director and Person in charge for internal control
Michele Pirotta	External consultant

In carrying out its activities the Surveillance and Controls Body under its direct surveillance and responsibility is mainly supported by the Internal Auditing Department and it can avail itself, where necessary, of the support of other company functions or of that of external consultants.

The Surveillance and Controls Body is given the following tasks and powers:

i. To watch over the observance of the prescriptions laid down by the Organisational Model and by the company procedures that are linked to it by the interested parties, picking up and flagging any eventual cases of non-fulfilment or behavioural deviations and those sectors that turn out to be more at risk, in consideration of the violations that have taken place.

ii. To watch over the true effectiveness and real ability of the Organisational Model to prevent and impede the committing of illegal acts, as per the Legislative Decree 231/2001, relative to the individual company structures and the actual activities that they carry out.





iii. To ensure that there is maintained over time the requisites of solidity and functionality of the Organisational Model;

iv. To be vigilant as to whether it is opportune to make an update of the Organisational Model, when there arise needs for changing it and/or adding to it relative to changed legislative and regulatory conditions, changes in the company's organisational structure and/or in the methodologies of carrying out its business activities, or in those case where there have been significant violations of the Organisational Model and/or of the procedures that are linked to it.

v. To acquire from all the Addressees of the Organisational Model the company documentation and information considered useful for carrying out its own tasks and fulfilling its own responsibilities.

vi. To check that there are carried out all the opportune initiatives of information and training of the Addressees on the principles, values and the behavioural rules that are contained in the Organisational Model and in the company procedures that are linked to it, also based on the requests for clarification and the communications that come in from time to time.

vii. To check on the adequacy of the initiatives of information and training carried out on the principles, values and the behavioural rules that are contained in the Organisational Model and in the company procedures that are linked to it, as well as on the level of knowledge acquired by the Addressees, with particular reference to those persons who operate within the "areas of activity that are at risk" and deal with the "instrumental processes".

viii. To carry out periodic reporting activities towards the relative company bodies.

ix. To gather, process and conserve the communications and relevant information transmitted to it by the various company functions with reference to the Organisational Model and to the company procedures that are linked to it and to properly conserve the results of the activities carried out and the relative reporting documents.

For the purpose of fulfilling its own responsibilities the Surveillance and Controls Body can, at any time whatsoever, within the context of its own independence and discretional faculties, go ahead with checks regarding the application of the Model and of the procedures that are linked to it and these checks can be carried out singly by each individual one of its members.

Based on the checks carried out the Surveillance and Controls Body also has the task of highlighting to the company whether it is opportune to go ahead with the relative adjustments and updates of the Organisational Model and/or of the relative procedures as a consequence of legislative and regulatory and/or organisational changes that have taken place, where there have been significant violations of the prescriptions laid down by the Organisational Model and/or of the company procedures that are linked to it, or when there has been ascertained the existence of new areas of activity that are at risk. By means of successive follow-up activities, the Surveillance and Controls Body then satisfies itself that any recommended corrective actions have actually been carried out by the competent functions of the company.

During 2009 the Surveillance and Controls Body has reported, half-yearly, to the Board of Directors, the Internal Controls Committee and the Board of Statutory Auditors.

***

The Organisational Model of Mediaset S.p.A. is available on the company's website www.mediaset.it



11.4. THE EXTERNAL AUDITING COMPANY

The Shareholders' Meeting of 16th April 2008 entrusted the auditing company Reconta Ernst & Young S.p.A. with the audit of the Yearly and Consolidated Financial Statements, as well as the limited accounting review of the Abbreviated Half-Yearly Financial Statements for the financial years 2008/2016, pursuant to the combination of measures laid down by articles 156 to 159 of the CFA.

11.5. THE ASSIGNED EXECUTIVE FOR THE DRAFTING OF THE COMPANY'S ACCOUNTING DOCUMENTS

The Board of Directors Meeting of 23rd April 2009 has confirmed, subject to the prior ascertainment of the requisites laid down by the Articles of Incorporation and by Law, Mr. Andrea Goretti, previously nominated in 2007, who is the Manager of the Foreign Holdings Administration and Controls Department of the company, as the Assigned Executive who shall hold the position until the Shareholders' Meeting that approves the Financial Statements for the year ended at 31 December 2011, conferring up him all the powers and the responsibilities necessary for fulfilling his assignment. The Assigned Executive has all the relative tasks that are laid down by article 154, part two of the CFA.

The Assigned Executive was given all the powers of an organisational and managerial powers nature for carrying out the tasks imposed upon him by the legislation and regulations that are currently in force, by the Articles of Incorporation and by the Board of Directors, which are the following:

- With the support of the managers of the competent functions to implement a company organisational system aimed at making evident the definition of the roles and responsibilities of the human resources involved in the company functions appertaining to accounting and the building up of the Yearly Financial Statements, of the Consolidated Financial Statements, of the abbreviated Half-Yearly Financial Statements and of any other communication of the company broadcast to the market that is relative to accounting information.
- To ensure the correct application of the administrative and accounting procedures that impact the build up of the Yearly Financial Statements, of the Consolidated Financial Statements, of the Abbreviated Half-Yearly Financial Statements and of any other communication of the company broadcast to the market that is relative to accounting information.
- To avail himself of the services, where the case arises, of the Internal Audit function for the necessary support for the activity of checking on the actual application of the administrative and accounting procedures that are referred to in paragraph 3 of article 154, part two, of the CFA, which is an activity that is currently carried out by the Risk Office function that was set up for this purpose.
- To avail himself of the services of the function assigned to the identification and of the resources that are sufficient in order to be able to support him in the fulfilment of the tasks that are imposed upon him by article 154, part two, of the CFA;
- To watch over the putting in place and regulating of specific informational flows and the coordination with the model set up pursuant to the Legislative Decree of 8th June 2001, n° 231, and the procedures for the processing of confidential information within the company and the preparation and divulgation of the press releases pursuant to article 114 of the



CFA and article 66 of the Issuers Regulations.

For the financial year 2009 the Assigned Executive, availing himself of the services of the Risk Office function, which was assisted by outside consultants, actuated, relative to the main processes within the operating companies of the Group, the activities laid down for the evaluation, updating and documentation of the internal controls system for the purposes of the Law 262/05.

Specifically, the following were carried out:

- The identification and evaluation of the company processes and of the relative risks.
- The updating, where necessary following the evolution of the operational methodologies of the Group, of the processes and of the controls found during prior years.
- The analysis of the adequacy of controls that have been put in place relative to the administrative/accounting and financial aspects of the company.
- The carrying out of the tests and the relative documentation of the controls

  for checking on the administrative/accounting procedures.
- The formalising of the remediation plan aimed at removing any deficiencies

  in the controls.
- The monitoring of the state of the defined remediation activities and the definite and testing of the relative controls activities that have been implemented.

To the Yearly Financial Statements 2009 and the Consolidated Financial Statements 2009 of the company there were attached the attestations, stated according to the model that is laid down by the Consob (Italian SEC) regulations, regarding the adequacy and the effective application of the procedures, as well as the fact that they truly reflect the contents of the accounting books and postings and their suitability and to provide a true and fair view of the Balance Sheet, Income Statement and Financial situations of the company and of the whole group of the enterprises that are included in the consolidation, signed by the Assigned Executive and by the Chairman of the company.

It is to be remembered that, pursuant to the Mediaset Code, the Assigned Executive evaluates, together with the Internal Controls Committee and with the auditors, the correct usage of the accounting standards and, in the case of the group, their homogeneousness for the purpose of drawing up the Consolidated Financial Statements, an activity that is physically carried out during the first few opening months of each financial year.

The Board of Directors, in the meeting of 23 April 2009, within the limits of the budget approved by the Board itself, gave the Assigned Executive available financing of the amount of 350,000 Euros for the expenses for fulfilling his tasks.

12. INTERESTS OF THE DIRECTORS AND TRANSACTIONS WITH CORRELATED PARTIES

The Board Meeting of 18th December 2007 approved the Guidelines relative to those transactions that have significant strategic, economic, financial and equity relevancy for Mediaset and, specifically, regarding those with correlated parties.

The Guidelines identify those transactions that have significant strategic, economic, financial and equity relevancy for the company and its subsidiaries and, specifically, regarding those with correlated parties which, in conformity with the Mediaset Code must undergo the prior examination and approval of the Board of Directors.

The following operations are considered to be such and they, absolutely, must

undergo the prior examination and approval of the Board of Directors:

- The finalising of any contract or legal relationship, whatsoever, for an amount that is greater than 13,000,000.00 Euros, for each individual transaction, with a shareholder of the company who owns a holding that is more than 5% of its Share Capital, or companies belonging to the same group of the shareholder, meaning for them the subsidiary companies, the parent companies or controlling physical persons of these latter.
- The finalising of any contract or legal relationship, whatsoever, for an amount that is greater than 130,000,000.00 Euros, for each individual transaction, signed with absolutely any party, whomsoever, in any form, whatsoever.
- The issue of non-convertible bonds within the limits that are referred to in article 2412 of the Italian Civil Code but, in any case, up to a maximum amount of 300,000,000.00 Euros, while there remains in force the fact that any bond issue over that amount requires the approval of the Extraordinary Shareholders' Meeting.
- Those transactions that impose upon the company the obligation of having to make available, to the general public, an informational document that has been drawn up in conformity with the measures that are laid down by the Consob (Italian SEC);
- Those transactions, for an amount that is higher than 65,000,000.00 Euros, signed with absolutely any party, whomsoever, in any form, whatsoever, concerning the following matters:

  a) The acquisition or disposal of companies, or branches of companies, and of fixed and other assets.

  b) The acquisition or disposal of holdings.

  c) The constitution and incorporation of companies and, in any case, the creation of partnerships, or strategic alliances, for a length of time that is longer than 3 years, with the exception of any temporary associations of enterprises. The conceding of loans, financing or guarantees, either collateral or personal.

  d) The taking on of loans, financing or credit lines, or any other credit liability operations.

  e) The stipulation of the following types of transactions:

  f) The issuing of financial instruments.

Operations regarding mergers, or split-offs, signed with absolutely any party, whomsoever, in relation to which the amount of the total assets of the incorporated, i.e. merged, company, or the assets that are the subject of the split-off, are equal to, or greater than, 3% of the total assets of Mediaset as this results from the last set of Consolidated Financial Statements.

Those transactions which, taken individually, do not exceed any of the parameters that have been laid down, but which are actually parts of the same strategic plan shall also be considered to be transactions "having significant strategic relevancy" and, therefore, they must be examined and approved by the Board of Directors if, grouped together on a total overall basis, they exceed the aforesaid parameters.

The Board, compatibly with the operations of the Group, examines and approves, in advance, those transactions "having significant relevancy".

At the time of the examination and approval of the transactions "having significant relevancy" the





appropriate delegated bodies of Mediaset supply the Board with adequate information regarding the interests of Mediaset, the carrying out of the transaction, its feasibility and if it is financially sustainability and coherence with the strategic plans of Mediaset.

On the instructions of the Board of Directors, the delegated bodies ensure that the Directors of the subsidiary companies have full knowledge and awareness of the criteria that identify those transactions that are defined as being those "having significant relevancy".

There qualify as being transactions with correlated parties, which must be submitted for the prior examination and approval of the Board of Directors of Mediaset S.p.A., the following ones:

A) Transactions with correlated parties for an amount that is greater than 13,000,000.00 Euros which, in relation to their subject, their nature or their completion times fall outside of the normal criteria of company operations and which, therefore, are atypical, unusual and at non-standard conditions.

   For these transactions it is laid down that reference must be made, as far as their subject is concerned, to the following items:

   - To transactions of a financial nature such as, for example, the conceding or taking on of loans and financing, the giving of guarantees and transactions regarding securities, or financial instruments in general.
   - To transactions, which have as their subject industrial property rights such as, for example, trademarks, brands and patents.
   - To transactions which have as their subject real estate, including leasing operations, which is not destined for instrumental use within the context of the entrepreneurial activities that are characteristic of the company.
   - To agreements of a commercial or industrial nature with a duration that is longer than five years and which bring about limitations of binding exclusiveness or limitations in carrying out the entrepreneurial activities that are characteristic of the company.

   As far as their nature, or their completion times concerned, reference must be made to the following items:

   - To transactions which are carried with characteristics that are wholly atypical or unusual and for this there are meant those transactions which, due to their subject or their nature, are found to be not coherent with the core business of Mediaset S.p.A. and of the companies that are directly and/or indirectly controlled by it and which show particular elements of criticality linked to their characteristics, to the risks inherent to the nature of the counterpart, or to the timeframe for their completion and to their non-standard conditions for which latter there are meant those that have been signed at conditions that are not the same, or similar, to those that are usually applied in relationships with parties that are not correlated parties.

     As mere examples the following can fall within the categories of atypical or unusual transactions:

   - The timeframe between the signing of the contract and carrying it out, e.g. contracts in which supply of service of the company is in advance, without reason, compared to the counter supply of service by the counterpart.
   - The signing of contracts whose execution is deferred over a timeframe that is unreasonable, also in the light of the goods or services involved, e.g. contracts whose execution is deferred for over three years and, therefore, also bringing about the need for



a revaluation of the originally agreed price.

- The signing of contracts with basically identical contents in series and at pre-established intervals, such as the splitting up of what is actually a single, and more complex, total transaction.
- Contracts signed using atypical prices and payments, e.g. with the part exchange of assets that are different from useable and easy to cash financial instruments, or as a counter supply of service for supplies of services that cannot be used and are difficult to replace, or with the ceding of receivables or the acceptance of payables.
- Transactions signed through the use of intermediaries who are not leading ones, or who do not have a good level of general recognition within the sector to which the transaction appertains.
- Transactions finalised between two financial years or quarters with the sole purpose of changing or impacting the numbers in the Yearly Financial Statements or in the quarterly or half-yearly situations.
- Transactions for the repurchasing of assets previously sold to the same party, in the absence of situations bringing about the dissolution of previous contracts or the exercising of options agreed previously.

B) Transactions with correlated parties for those amounts that are greater than

130,000,000.00 Euros for each individual transaction.

C) Transactions for those amounts that are greater than 13,000,000.00 Euros, for each individual transaction, with a shareholder of the company who owns a holding that is more than 5% of its Share Capital, or companies belonging to the same group of the shareholder, meaning for them the subsidiary companies, the parent companies or controlling physical persons and the sub-sidiary companies of these latter.

D)Transactions with correlated parties for an amount that is greater than 65,000,000.00 Euros and in any form, whatsoever, concerning the following:

a) The acquisition or disposal of companies, or branches of companies, and of fixed and other assets.

b) The acquisition or disposal of holdings.

c) The constitution and incorporation of companies and, in any case, the creation of partnerships, or strategic alliances, for a length of time that is longer than 3 years, with the exception of any temporary associations of enterprises.

d) The conceding of loans, financing or guarantees, either collateral or personal.

e) The taking on of loans, financing or credit lines, or any other credit liability.

f) The stipulation of transactions.

Those transactions which, taken individually, do not exceed any of the parameters that have been laid down, but which are actually parts of the same strategic plan shall also be considered to be transactions "having significant strategic relevancy" and, therefore, they must be examined and approved by the Board of Directors if, grouped together on a total overall basis, they exceed the aforesaid parameters.

E) Operations regarding mergers, or split-offs, with correlated parties, in relation to which the amount of the total assets of the incorporated, i.e. merged, company, or the assets that are the subject of the split-off, are equal to, or greater than, 3% of the total assets of Mediaset as this



results from the last set of Consolidated Financial Statements.

F) Operations with correlated parties that oblige the company make available to the general public an informational document that is drawn up in conformity with the measures laid down by the Consob (Italian SEC) Issuers Regulations, article 71, part two.

Identification of the correlated parties

For correlated parties, based on the notion given by the International Accounting Standard IAS 24, there are meant the following:

a) Those parties that directly and/or indirectly, through parent or subsidiary companies, trust companies or intermediate persons, who in their turn are also considered to be correlated parties, and are in the following situations:

– They control Mediaset S.p.A.

– Mediaset S.p.A. controls them, also jointly.

– They share the same parent party with Mediaset S.p.A.

– They have a holding in Mediaset S.p.A., which is such as to be able to exercise a notable influence on it.

– They jointly control Mediaset S.p.A.

b) The companies affiliated with Mediaset S.p.A..

c) The Joint Ventures in which Mediaset S.p.A. participates.

d) Those parties with strategic responsibilities within the entity or in its parent company to whom there are given powers and responsibilities for the planning, managing and control functions of the entity or in its parent company, i.e. Directors and the Active Statutory Auditors of Mediaset S.p.A., as well as the Executives of Mediaset S.p.A. and the Directors General and the External Auditing Company.

e) The close family members of the parties referred to in points a) and d) above.

f) Those parties subject to the control, also in a joint form, or to the notable influence of one of the parties referred to in points d) or e) above, or in which these latter parties hold, either directly or indirectly, a significant share of the voting rights.

Methodologies of approving and carrying out transactions with correlated parties

All the transactions, also those carried out through subsidiary companies, with correlated parties and, therefore, also those that are not subject to the prior examination and approval of the Board of Directors, must be resolved upon and/or actuated observing the criteria of procedural and substantial correctness.

The Board receives adequate information on the nature of the correlation, on the methodologies of carrying out the transaction, on the conditions, also the financial ones for realising it, on the relative evaluation process that has been followed, on the interest in it and the reasons underlying it and on any possible risks per the company. As examples, the following information:

a) The level of correlation between the parties involved.

b) The details of the main contractual and financial characteristics and conditions of the transaction.

c) The interest of Mediaset S.p.A. in the carrying out of the transaction.



For the transactions with correlated parties, the Directors with the relative mandates or the company executives responsible for the transaction conserve the information referred to above.

The transactions requiring the prior examination and approval of the Board, observe the following procedure:

– Transactions with correlated parties for an amount that is greater than 13 million Euros and less than 130 million Euros: prior examination by the Internal Controls Committee of Mediaset S.p.A..

– Transactions with correlated parties for an amount that is greater than 130 million Euros: the Board of Directors of Mediaset, according to the nature or other characteristics of the transaction will ask for the assistance of the Internal Controls Committee, or of one or more experts, in order to obtain an opinion from them regarding the financial conditions and/or the executive methodologies and/or on any technical aspect and/or on the actual legitimacy of the transaction itself.

For those transactions that do not require the prior examination and approval of the Board, delegated bodies and the company executives responsible for the transaction shall take care of the gathering, conserving and keeping available for the Board of Directors, for the individual Directors and for the Statutory Auditors all the information regarding the main characteristics of the transactions.

Directors having interests

Before dealing with the subject, the Director must give exhaustive information, to the other Directors and to the Board of Statutory Auditors of any interest, even a potential one, which, on his own behalf or that of third parties, independently of any situation of conflict regarding it, that he has in a specific transaction of the company detailing its nature, terms, origin and dimensions. If the Director involved is a Managing Director, he must also abstain from carrying out the transaction.

***

Based on the relative Spanish legislation and regulations the quoted subsidiary company Gestevision Telecinco S.A. is only subject to Spanish Law and the Spanish Corporate Governance regime. The principle contained in the Stock Exchange Code, taken into the Mediaset Code, according to which the Board of Directors of the company "examines and approves, in advance, the transactions of the company and of its subsidiary companies, when these transactions have a significant strategic relevancy" is, therefore, not applicable to Gestevision Telecinco S.A. and its subsidiary companies.

13. NOMINATION OF THE STATUTORY AUDITORS

The nomination of the Statutory Auditors is regulated by article 27 of the Articles of Incorporation, given in **Attachment D** to this Report.

The Shareholders' Meeting elects the Board of Statutory Auditors, consisting of three Active Statutory Auditors and two Substitute Statutory Auditors, who remain in office for three financial years, and whose mandates expire with the Shareholders' Meeting called to approve the Financial Statements relative to the third financial year of their period of office and they can be re-elected.

All the Statutory Auditors must be inscribed in the Register of Accounting Auditors set up within the Ministry of Justice and must have carried out the legal auditing of accounts for a period of not


MEDIASET

less than three years.

Furthermore, the Statutory Auditors must possess the necessary requisites laid down by the relative legislation and regulations that are currently in force and the Board of Directors must ascertain that they actually exist.

It is underlined that, based on the contents of the Articles of Incorporation that are currently in force, there have the right to present the lists of candidates those shareholders who have voting rights and who, either on their own or together, are totally the owners of the shareholding asked for by the Articles of Incorporation for the presentation of the lists regarding the nomination of the members of the Board of Directors. Regarding this it is highlighted that, pursuant to the Consob (Italian SEC) Resolution, n° 16319/2008, the percentage shareholding required for the presentation of lists of candidates for membership of the Board of Statutory Auditors at the Shareholders' Meeting of 16th April 2008 was 1%. Article 144, part six, of the Issuers Regulations, lays down that whenever, 15 days before the one fixed for the Shareholders' Meeting, only one list is presented, other lists can be presented until the fifth day after that date. In this case the thresholds are reduced to half.

14 STATUTORY AUDITORS (as per article 123, part two, paragraph 2, letter d), CFA)

The Board of Statutory Auditors was nominated by the Shareholders' Meeting of 16th April 2008 and its mandate will expire with the Shareholders' Meeting called to approve the Financial Statements for the year closed at 31 December 2010 and it consists of the following persons: Alberto Giussani, Silvio Bianchi Martini, Francesco Vittadini, Antonio Marchesi and Mario d'Onofrio. **Attachment E** to this Report gives the membership of the Board of Statutory Auditors.

The Chairman of the Board of Statutory Auditors is Alberto Giussani, listed at first place in the minority list.

The nomination takes place through the mechanism of list voting. At the Shareholders' Meeting of 16th April two lists were presented. The first by the shareholder Fininvest S.p.A. with a holding amounting to 37.04% of the Share Capital, consisting of the candidates Francesco Vittadini, Silvio Bianchi Martini and Ezio Maria Simonelli to the office of Active Statutory Auditors and Antonio Marchesi and Giancarlo Povoleri to the office of Substitute Statutory Auditor. According to article 144, part six, of the Issuers Regulations, a second list was deposited by the shareholders [1] who owned, on a total basis 0.56 % of the Share Capital. The list consisted of the candidates Alberto Giussani to the office of Active Statutory Auditor and Mario d 'Onofrio to the office of Substitute Statutory Auditor.

Together with the lists there was deposited, for each individual candidate, all the documentation laid down by the relative legislation and regulations and by the Articles of Incorporation for the of

[1] Arca S.G.R. S.p.A. (Rubrica Fondo Azioni Italia -Rubrica Fondo Arca Bb), UBI Pramerica S.G.R. S.p.A. (Ubi Pramerica Azioni Italia - Capitalgest Italia), Monte Paschi Asset Management S.G.R. S.p.A. (Ducato Geo Italia), Eurizon Investimenti S.G.R. S.p.A. (Nextra Azioni Italia), Pioneer Investment Management S.G.R. S.p.A. (Pioneer Azionario Crescita), Pioneer Asset Management S.A. (Pioneer Asset Management SA), Eurizon Capital S.G.R. S.p.A. (Eurizon Capital Sgr Sanpaolo Azioni Italia -Eurizon Capital Sgr Sanpaolo Italian Equity Risk - Eurizon Capital Sgr Sanpaolo Opportunità Italia -Eurizon Capital Sgr Sanpaolo Euro Eurizon Capital Sgr Sanpaolo Soluzione 3- Eurizon Capital Sgr Sanpaolo Soluzione 4-Eurizon Capital Sgr Sanpaolo Soluzione 5-Eurizon Capital Sgr Sanpaolo Soluzione 6-Eurizon Capital Sgr Sanpaolo Soluzione 7), Eurizon Capital S.A. (Eurizon Easy Fund Equity Italy -Eurizon Easy Fund Equity Euro -Eurizon Easy Fund Equity Europe -Eurizon Easy Fund Equity Media), Fideuram Gestione S.A. (Fonditalia Global -Fonditalia Euro T.M.T. -Fideuram Fund Europe Listed Consumer Discretionary Equity) and Interfund Sicav (Interfund Equity Europe Interfund Equity Europe Consumer Discretionary)


MEDIASET

the Board of Statutory Auditors. For the list presented by the minority shareholders there was also deposited the declaration attesting the absence of any linking relationships with the relative majority shareholder Fininvest S.p.A.

The curricula vitae of the Board of Statutory Auditors can be consulted on the website www.mediaset.it and are given in **Attachment F** to this Report.

No change in the current membership of the Board of Statutory Auditors has taken place since the closing date of the financial year.

During 2009 fourteen meetings of the Board of Statutory Auditors were held. The average duration of each meeting was about 1 hour. For the year about 14 meetings were planned and, as of today, 3 have been held.

On 4th December 2009 the Board of Statutory Auditors, among other things, also evaluated the continuance of the requisites of independence of its members and it checked on the correct application of the criteria and the ascertainment procedures used by the Board to evaluate the independence of the Directors.

It also watched over the independence of the external auditing company, checking both the observance of the relative legislative measures and the nature and entity of the different services supplied to Mediaset and its subsidiary companies by the same external auditing company and by the entities belonging to retail. Regarding this the Board of Statutory Auditors had no findings that required to be highlighted.

The Statutory Auditor who, on his own behalf or on that of third parties, has an interest in a specific transaction of the company must speedily and exhaustively inform the other Statutory Auditors the Chairman of the Board of Directors regarding the nature, terms, origin and dimensions of his interest.

Regarding the necessary requisites of the members of the Board of Statutory Auditors, it is highlighted that the current Board of Statutory Auditors possesses all the necessary legal requisites.

The Board of Statutory Auditors also worked in coordination with the Internal Audit Function and with the Internal Controls Committee.

15. RELATIONS WITH THE SHAREHOLDERS

On the website of the company (www.mediaset.it) there can be found both the information of an economic/financial nature such as Financial Statements, Half-Yearly and Quarterly Reports, presentations to the financial community and the trend of the of the Stock Exchange transactions involving the financial instruments issued by the company and the data and documents that are of interest to all the shareholders such as press releases, the membership of the Bodies and Committees of the company, the Articles of Incorporation of the company, the Regulations of the Shareholders' Meetings and the Minutes of the Shareholders' Meetings, as well as documents and information regarding corporate governance and the organisational model pursuant to the Legislative Decree N° 231/2001.

For the purpose of putting in place a continuous ongoing relationship with the shareholders based on the understanding of their reciprocal roles, the Board of Directors of Mediaset has identified, in the person of the Chief Financial Officer of the Group, Marco Giordani, who reports directly to the Chairman of the company, the Manager entrusted with managing the relations with the share-holders.


1233-2(b)
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For this purpose the Chief Financial Officer avails himself of the services of the following two functions that report directly to him:

- The Company Affairs Directorate, which presides over the relationships with the Retail Investors and the Institutional Entities like Consob (Italian SEC) and Borsa Italiana (the company that runs the Italian Stock Exchange.
- The Investor Relations Directorate, which presides over the relationships with the Financial Community, i.e. Financial Analysts, Institutional Investors and Rating Companies.

The addresses and telephone numbers of the Company Affairs Directorate and the Investor Relations Directorate can be found on the website of the company (www.mediaset.it).

The Board of Directors, pursuant to what is laid down by the Self Regulating Code of the company evaluated, during the meeting of 15th December 2009, that the company structures entrusted with these functions are adequate for carrying out these tasks that ensure effective and continuous relations with the Financial Community and with the competent Authorities involved.

16. SHAREHOLDERS' MEETINGS (as per article 123-, part two, paragraph 2, letter c) CFA

In calling, convening, planning and managing the Shareholders' Meetings particular attention is given to favouring the participation by the Shareholders, as well as ensuring the maximum quality level of the information provided to them on those occasions, while the observing the limitations and the methodologies of broadcasting inherent to the price sensitive information.

The Shareholders' Meeting, when regularly constituted, represents all of the shareholders and its resolutions, passed in conformity with the law, are binding on all of them, even if absent or dissenting. The Ordinary and Extraordinary Shareholders' Meetings, meet in the cases and in the ways laid down by law, within the registered office of the company or elsewhere, as long as the place is in Italy. As laid down by article 9 of the Articles of Incorporation, the Shareholders' Meeting is called through a notice published in the Official Gazette of the Italian Republic, or in the financial daily "Il Sole 24 Ore", at least 30 days before the date of the Shareholders' Meeting. The notice which, at the same time, is published on the website of the company details the methodologies laid down by the Articles of Incorporation for participation in the Shareholders' Meeting.

The company makes available to the public the documentation relative to the matters contained in the Agenda by depositing it at the company's registered office, sending it to Borsa Italiana by means of NIS (Network Information Service) and publishing it on its website.

The Board of Directors promotes initiatives aimed at favouring the biggest participation possible of the shareholders at the Shareholders' Meetings and to facilitate their exercising of their rights and in order to reduce the limitations and the fulfilment of obligations that make it difficult or burdensome to take part in Shareholders' Meetings and exercising the right to vote.

As laid down by article 11 of the Articles of Incorporation *"there can intervene in the Shareholders' Meeting the shareholders who have ensured the arrival at the company the intermediary's communication laid down by article 2370, 2nd paragraph of the Italian Civil Code at least two clear days before the date of the individual Shareholders' Meeting in question. The depositing of the intermediary's communication does not impede the shareholder from disposing of the shares before the Shareholders' Meeting takes place. In this case the purchaser of the shares can only take part in the Shareholders' Meeting if they have duly fulfilled all the obligations laid down by the preceding paragraph at least two clear days before the date of the individual Shareholders' Meeting in question".*


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The Shareholders' Meeting is presided over by the Chairman of the Board of Directors and, in his absence, by the Vice Chairman.

The Shareholders' Meeting has all the powers laid down by law regarding it. Pursuant to the Articles of Incorporation the giving to the administration body of the company the competencies and pass resolutions on matters, such as resolutions regarding mergers and split-offs in those cases laid down by the articles 2505, 2505, part two, and 2506, part three, of the Italian Civil Code, the opening or closing of secondary sites, indicating who among the Directors have the legal representation of the company, the reduction of the Share Capital in the case of the withdrawal of a shareholder and the updating of the Articles of Incorporation for legislative and regulatory measures, which belong by law to the Extraordinary Shareholders' Meeting, does not lessen the competency of the Shareholders' Meeting, which maintains the power to pass resolutions regarding such matters. Regarding the constitution and resolutions of the Shareholders' Meetings, both Ordinary and Extraordinary, at the first and the successive calls, the relative legal measures are applied.

Every shareholder who has the right to take part in the Shareholders' Meeting can have himself or herself represented at it, by means of a written proxy, pursuant to the relative legislation.

As a rule all the Directors are present at the Shareholders' Meetings. The Shareholders' Meetings are also the occasion for the communication to the shareholders of information regarding the company, while respecting the regulations regarding privileged information.

The Ordinary Shareholders' Meeting of 9th April 2001 put in place the "Shareholders' Meeting Regulations" available on the website of the company: www.mediaset.it, which regulates the proceedings of the Ordinary and Extraordinary of Shareholders' Meetings of the company.

17. CHANGES SINCE THE CLOSING DATE OF THE FINANCIAL YEAR

Since the closing date of the financial year no change, whatsoever, has taken place in the corporate governance structure of the company.

The Annual Report on Corporate Governance and the Ownership Structure was drawn up pursuant to article 123, part two, of the CFA.

Issuer: Mediaset S.p.A.

Website: www.mediaset.it

Year-end to which the Report refers: 31st December 2009 Approval date of the Report: 23rd March 2010





ATTACHMENT A

Article 17 of the Articles of Incorporation of the company

1. The company is administered by a Board of Directors, consisting of from five to Directors, and they can be re-elected.

2. The Shareholders' Meeting, before going ahead with their nomination, fixes the number of members of the Board and their duration in office, while observing the time limits that are laid down by law.

3. The Board of Directors is nominated by the Shareholders' Meeting based on lists, within which there cannot be more than twenty one candidates, each one of them numbered progressively.

Each candidate can only present himself or herself in a single list, under pain of not being eligible for election.

Each shareholder cannot present, or take part in presenting, or vote for more than one list even through an intermediary person or a trust company. The shareholders belonging to the same group, for which there is meant the parent company, the subsidiary companies and the companies subject to joint control, and the shareholders that take part in a voting pact pursuant to article 122 of the Legislative Decree N° 58/1998, which has as its subject the shares of the company, cannot present, or take part in presenting, or vote for more than one list even through an intermediary person or a trust company.

There can only present the lists those shareholders who have the right to vote and who, on their own or together with other shareholders represent at least 2.5% (two point five percent) of the Share Capital made up of shares that have the right to vote in the Ordinary Shareholders' Meeting or the different percentage laid down by the relative legal measures that are currently in force and that will be communicated, from time to time, in the notice of call of the Shareholders' Meeting to be convened for the nomination of the Board of Directors. For the purpose of deciding upon the Directors to be elected, there will not be taken into account those lists that have not had a percentage of votes equal to at least half of the one asked for by the Articles of Incorporation or by the relative legal measures that are currently in force for the presentation of the lists themselves.

Each list must include at least two candidates who possess the requisites of independency laid down by the relative legal measures that are currently in force, indicating them separately.The lists, together with the professional curricula of the candidates, containing exhaustive information regarding the personal and professional characteristics of the candidates themselves and the attestation the suitability to be able to qualify themselves as independent pursuant to the relative legal measures currently in force and signed by the shareholders that have presented them must be deposited at the company's registered office at least 15 (fifteen) days before the one fixed for the Shareholders' Meeting at first call. At the time of the presentation of the list, there must be deposited the information relative to the identities of the shareholders who have presented the list, giving the total percentage shareholding owned by all of them and the specific certification issued by an intermediary, authorised pursuant to the relative legislation, proving the ownership of the said shareholding. The shareholders different from those that hold, also jointly, a controlling or relative majority shareholding must also present a declaration attesting to the absence of any linking relationships, foreseen by legal measures, with these latter. Within the same timeframe there must be deposited the declarations with which the individual candidates accept their candidature and declare, under their own responsibility, that there do not exist any reasons for


12g3-2(b)


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inability to be elected or of incompatibility laid down by law, that there do exist any requisites that may be prescribed by the relative legislation or regulations for the members of the Board of Directors. Together with each list, within the timeframes given above, there must also be deposited the further information asked for by the relative legal measures currently in force, which will be indicated in the notice of call.

The lists presented without the observance of the measures described above are understood as being not presented and they will not be put to a vote.

4. At the end of the voting, the votes obtained by the lists are divided by whole numbers progressive from one to the number of the Directors to be elected.

The quotients obtained in this way are attributed to the candidates of each list following the order foreseen by it.

Then the quotients attributed to the candidates of the various lists are arranged in a single decreasing ranking. There result as being elected, until there is arrived at the total number of Directors fixed by the Shareholders' Meeting, those who have obtained the highest quotients, while there remains in force the fact that there must be nominated as a Director, in any case, the candidate listed at the first place in the second list that has obtained the highest number of votes and that is not linked, in any way, with the shareholders who have presented or voted for the list that was first for number of votes. Therefore, whenever the aforesaid candidate has not obtained the quotient that is necessary to be elected,there shall not be elected the candidate who, in the first list, has obtained the lowest quotient and the Board will be completed with the nomination of the candidate listed at first place in the second list that has obtained the highest number of votes.

5. Whenever, after having followed the procedure referred to in paragraph 4 above, there has not been nominated the number of Directors, who possess the requisites of independence, prescribed by the relative legal measures currently in force, the following procedure will be followed.

Whenever the Board consists of seven or less members there shall be nominated as an Independent Director, replacing the non-independent candidate who, in the first list, obtained the lowest quotient, or the second last one if the last one was replaced by the minority Director pursuant to the preceding paragraph 4, the first independent candidate not elected who is listed afterwards in the same list. When the Board consists of more than seven members and, after having followed the procedure referred to in paragraph 4 above, only one Independent Director has been nominated, a second Independent Director will be nominated, replacing the non-independent candidate who, in the first list, obtained the lowest quotient, or the second last one if the last one was replaced by the minority Director pursuant to the preceding paragraph 4, the first independent candidate not elected who is listed afterwards in the same list.

When the Board consists of more than seven members and, after having followed the procedure referred to in paragraph 4 above, no Independent Director has been nominated, there will be nominated as Independent Directors (i) replacing the candidate who, in the first list, obtained the lowest quotient, or the second last one if the last one was replaced by the minority Director pursuant to the preceding paragraph 4, the first independent candidate not elected who is listed afterwards in the same list and (ii) replacing the non-independent candidate elected with the lowest quotient in the second list that has had the highest number of votes, the first independent candidate not elected who is listed afterwards in the same list. Whenever all the Directors are drawn from a single list also the second Independent Director will be drawn from that list following the aforesaid criteria.

6. The candidate listed at first place in the list that has obtained the highest number of votes shall



be elected to the office of Chairman of the Board of Directors.

7. In the case where it is necessary to complete the full Board of Directors and a number of candidates have obtained the same quotient, there shall be considered elected the candidate of the list that not yet elected any Director orthat has elected the lowest number of Directors.

In the case where none of these lists has elected a Director or all of them have elected the same number of Directors, in the context of these lists there shall be elected the candidate of the list that has obtained the highest number of votes.

In the case of a tied vote between lists and always with quotient parity, new voting by the Shareholders' Meeting will take place, observing the relative legal measures currently in force, and there will elected the candidate who obtains the simple majority of the votes.

8. Whenever only one list is presented, the Shareholders' Meeting votes on it and if it obtains the relative majority, there shall be elected as Directors the candidates listed in progressive numerical order, until the number of members fixed by the Shareholders' Meeting is reached, while there remains the fact that there must be elected a number of Independent Directors that is at least equal to the one laid down by the relative legal measures currently in force. The candidate in first place on the list shall be elected Chairman of the Board of Directors.

9. The list voting procedure is only applied in the case of the renewal of the whole Board of Directors.

10. Where there are no lists and also in the case where the list voting mechanism produces a number of elected candidates lower than the number of Board members fixed by the Shareholders' Meeting, the Board of Directors is by the Shareholders' Meeting with the relative legal majorities in such a way as to ensure, in any case, the presence of the necessary number of Directors in possession of the independence requisites laid down by the relative legal measures currently in force.

11. In the case of the leaving of their office for any reason, whatsoever, of one or more Directors, those remaining in office shall replace them by the process of co-opting, ensuring, in any case, the presence of the necessary number of Directors in possession of the independence requisites laid down by the relative legal measures currently in force.

12. The election of Directors, nominated pursuant to article 2386 of the Italian Civil Code, is carried out by the Shareholders' Meeting with the relative legal majorities. The mandates of the Directors nominated in this way expire together with the mandates of those in office at the time of their nomination.


MEDIASET

ATTACHMENT B

Personal and professional characteristics of the Directors

FEDELE CONFALONIERI *- Born in Milan on 6th August 1937. Graduated with a Law Degree from the State University of Milan. He is a member of the Directive Board and the Junta of Confindustria (Italian Confederation of Industry) and of Assolombarda (Lombardy Trade Association) and in the context of the Radio Televisions Federation he is the Chairman of the National Televisions Association. He is a member of the Directive Junta of Assonime, the Italian Joint Stock Companies Association. He is a Director of the daily newspaper "Il Giornale ". He is also a Director of Gestevision Telecinco S.A.*

PIER SILVIO BERLUSCONI *- Born in Milan on 28th April 1969. He began his professional experience in '92 in the marketing area Publitalia, passing afterwards to the television network Italia 1. In November 1996 he became the manager for the coordination of the contents and programmes area of the Mediaset networks. In 1999 he was nominated Vice Director General Contents R.T.I. From April 2000 he has been Vice Chairman of the Mediaset Group, as well as the Chairman and Managing Director of R.T.I. and Med Due S.r.l. He is also a member of the Boards of Directors of the following companies: Fininvest S.p.A., Gestevision Telecinco S.A, Medusa Film S.p.A., Arnoldo Mondadori Editore S.p.A. and Publitalia '80 S.p.A..*

GIULIANO ADREANI *- Born in Rome on 27th August 1942. He is Managing Director of Mediaset S.p.A., Chairman and Managing Director of Publitalia 80 S.p.A., Chairman of Digitalia 08 S.r.l., a Director of R.T.I. S.p.A., of Gestevision Telecinco S.A., of Medusa Film S.p.A., of Auditel S.r.l. and a Director of Publiespana. In 2003 he was nominated a Knight of Labour by the President of the Italian Republic. In February of 2009 there was conferred upon him a Honoris Causa Degree in Communications Sciences by the University Suor Orsola Benincasa of Naples. Before the Mediaset Group, which he entered in 1994, from 1962 he was in Sipra, the Advertising Concessionaire of R.A.I. (Italian State Radio and Television), where he guided all the commercial and creative sectors of Communications, both of dailies and periodicals and of radio and television until his nomination, in 1991, as Director General.*

MARINA BERLUSCONI *- Born in Milan on 10th August 1966. She came into the company when she was very young and she has always deeply interested in the management and the development of the economic/financial strategies of the Group.*

In July 1996 she took the office of Vice Chairman of Fininvest S.p.A., a role she filled until October 2005, when she was nominated Chairman of the holding company.

Since February 2003 she has been Chairwoman of Arnoldo Mondadori Editore S.p.A. She is a Director of Mediobanca S.p.A..

PASQUALE CANNATELLI *- Born in Sorianello (VV) on 8th September 1947. He took his Degree in Economics and Commerce at the Catholic University of Milan and began his work experience in 1972 at Rank Xerox. In 1985 he entered Farmitalia Carlo Erba as Group Controller. There followed his experiences in Alitalia, first as Administrative Director and then as Controller and, again, in Farmitalia where he was Finance Administration and Controls Director of the Erbamont Group. In July 1997 he became a Director of Mediaset S.p.A. and Central Director for Planning and Controls. Since May 2003 he has been Managing Director of Fininvest S.p.A..*

He is a Director of Arnoldo Mondadori Editore S.p.A., Mediolanum S.p.A. and AC Milan S.p.A..

PAOLO ANDREA COLOMBO *- Born in Milan on 12th April 1960. Took a Degree in Company*

Economics at the University "L. Bocconi" of Milan. He is a Certified Public Accountant and Accounting Auditor. He is a Director of Eni S.p.A., Carlo Tassara S.p.A., Chairman of the Board of Statutory Auditors of Aviva Vita S.p.A., GE Capital Interbanca S.p.A, Ceresio Sim and an Active Statutory Auditor of Angelo Moratti S.p.A. and Credit Agricole Assicurazioni Italia Holding S.p.A..

MAURO CRIPPA - *Born in Rome on 26th April of 1959. He is a Professional Journalist. He is also a Director of the company Europea Editrice of "Il Giornale " since 1998, of R.T.I. S.p.A. since 1999 and of Class CNBC S.p.A. since 2000. In 1987 he has been the manager of the Institutional Print and Product Office of Arnoldo Mondadori Editore S.p.A. In 1994 he entered the Fininvest Group with the office of Press Relations Director. In 1996 he took the office of Central Communications Management and Press Relations in Mediaset. In 2007 he took over the office of Information General Management of R.T.I. S.p.A..*

BRUNO ERMOLLI - *Born in Varese on 6th March 1939. He has been an entrepreneur for more than thirty years of Professional Services for Management and Organisational Consultancy. He lectures at courses and seminars for entrepreneurs and managers. He is often called upon to collaborate with the Presidency of the Council of Ministers as an expert in Public Management and Public Administration Organisation. From 1985 to 1989 he was Promoter and Chairman of the National Federation for the Advanced Services Industries Sector. From 1980 to 1982 he was Chairman of the National Association of Management and Organisational Consultancy Companies. In 1970 he set up, and still today presides over Sin&rgetica, the leading Italian Management Consultancy Company for Private Enterprises, Banks, Insurance Companies, Public Entities and Public Administrations. The President of the Italian Republic nominated him a Knight of Labour. Currently he is Vice Chairman of the La Scala Theatre Foundation, a Director of Arnoldo Mondadori Editore S.p.A., Mediolanum S.p.A. Mondadori France, Fininvest S.p.A., and Fondazione Cariplo and a Senior Advisor and Member of the European Advisory Council of JP Morgan.*

LUIGI FAUSTI - *Born in Ancona in 1929. He did classical studies at the C. Tacito Grammar School of Terni and legal studies at the University of Rome. Hired as a clerical worker by the Banca Commerciale Italiana in 1947 he has had 51 years of uninterrupted professional activity passing upward through various career levels in different offices of the Bank in Italy. In 1984 he was called upon to enter its Central Management, in Italian Credit Services, firstly with the position of Central Joint Director and then, from 1987, with that of Central Director, with "supervisor " functions for that same Service. In May 1990 he was nominated Managing Director. In April 1994 he was nominated Vice Chairman and Managing Director. In June 1996 there was conferred upon him, by the Second Studies University of Naples a Honoris Causa Degree in Economics. In April 1997 he was nominated Chairman. In 1999 he was nominated Honorary Chairman by acclamation, an office that he resigned from in June of the same year because of disagreements over the business choices that were being made by the Bank.*

MARCO GIORDANI - *Born in Milan on 30th November del 1961. He is a graduate in Economics and Commerce of the University "L. Bocconi " of Milan. From 2000 he has been Chief Financial Officer of the Mediaset Group. He is a Director of Gestevision Telecinco S.A., Publitalia '80 S.p.A., Med Due S.r.l, and Mediamond S.p.A. Edam Acquisition Holding I Cooperatief U.A. and Medusa Film S.p.A. and Managing Director of R.T.I. S.p.A. From 1998 to 2000 he was in IFIL S.p.A., in Shareholdings Controls Management and afterwards nominated as A Director and a member of the Executive Committee of LA RINASCENTE S.p.A., as well as a Director of S.I.B. (Società Italiana Bricolage). In 1991 he was Finance Manager of the RINASCENTE Group within which, in 1997 he took the position of Chief Financial Officer. In 1989 he entered the Rinascente Group as Operations Manager and a Director of COMFACTOR S.p.A. In 1985 he began his professional activity in the UNILEVER ITALIA Group, firstly in the Audit Department and then as Administration Manager of the company QUEST S.p.A..*



ALFREDO MESSINA *- Born in Colleferro (Rome) on 8th September 1935. A Graduate in Economics and Commerce he began his career filling various positions of an administrative type in a number of companies. After experiences in Olivetti, as Controller of Group Production and in Alitalia, as Manager for Central Administration, Finance, Planning and Controls, in 1989 he was at IRI (Institute for Industrial Reconstruction) as Central Planning and Controls Manager. In January 1990 he entered Fininvest S.p.A. as Director General and in 1996 was nominated Managing Director for the administration and controls area of the Group, overseeing the sectors of Large Scale Distribution and Insurance and Financial Products. Currently he is Deputy Vice Chairman of Mediolanum S.p.A., Chairman of Mediolanum Assicurazioni S.p.A. and of Mediolanum Vita S.p.A.. He is a Director of Gestevision Telecinco SA and of Molmed S.p.A.*

GINA NIERI *- Born in Lucca on 2nd December 1953. A Graduate in Political Sciences at the University of Pisa, she obtained the specialisation in Journalism and Mass Communications at the Luiss of Rome (Free University of Social Studies). From 1977 she has worked in the area of commercial television, which she entered with her nomination as Secretary General of FIEL, the first association of the "free" broadcasters. She then went to FRT - Radio Television Federation – as Director until 1990, when she entered the FININVEST GROUP as Manager for Relations with the Enterprise Associations. From 28th April 1999 she has been a member of the Board of Directors of R.T.I. S.p.A.. She is a member of the Junta of ASSOLOMBARDA (Lombardy Trade Association) and the Junta of CONFINDUSTRIA (Italian Confederation of Industry). From 21st June 2004 she has been Vice Chairwoman of the Campus Multimedia Consortium, a Consortium set up by Mediaset and the Free University for Languages and Communications (IULM). Currently, in MEDIASET she holds the position of Director of Institutional and Legal Affairs and Strategic Analyses and she is Vice Chairman of R.T.I. S.p.A..*

NICCOLO ' QUERCI *– Born in Florence on 10th May 1961. A Law Graduate of the University of Siena in 1988 he took a Master in Enterprise Communications. Since 2007 he has been Central Personnel and Organisation Director of the Mediaset Group and Vice Chairman of Publitalia '80 S.p.A.. Since 2006 he has been Chairman of the company Mediashopping, from 2003 Managing Director of R.T.I. for Human Resources, General Services and Safety and from 2001 Vice Chairman of R.T.I. S.p.A.. From 1999 to 2006 he was Director of artistic resources, productions, entertainment and sport and, until 2008, Manager for the diversified activities and new business of the Group. From 1992 to 1999 he was the Assistant and Head of the Secretariat of Silvio Berlusconi, filling various organisational positions over the years, from 1989 to 1992 in Publitalia '80 he was Account Manager Large Customers and assistant Chairman and Managing Director and from 1987 to 1988 an Account Executive in P. T. Needham.*

CARLO SECCHI *– Born on 4th February 1944 is professor of European Political Economy at the Bocconi University of Milan, of which he was Rector in the period 2000-2004. He is Director of the Institute of Latin American Studies and of the Countries in Transition. He was a Member of the European Parliament during the 4th legislature (1994-1999), where he was Vice Chairman of the Economic and Monetary Commission. He was a Senator of the Italian Republic during the 22nd legislature (1994-96). He is a member of the governing bodies of Foundations and Institutes of a technical/scientific nature, among which the Scientific Committee of IReR (Regional Research Institute of Lombardy). He is Vice Chairman of ISPI (Institute for International Political Studies of Milan), Chairman of the Italian Group of the Trilateral Commission. He is currently a member of the Board of Directors of a number of Italian companies and of the Veneranda Fabbrica del Duomo (the Milan Cathedral Conservation Body). He is currently a Director of Pirelli & C. S.p.A., Parmalat S.p.A., Italcementi S.p.A., Allianz S.p.A. and Centrale Finanziaria Generale S.p.A.. Since 21st July 2009 he has been a Director of Expo 2015 S.p.A. He is the author of books and numerous articles on international commerce and economy, on economic integration and on European themes.*

***ATTILIO VENTURA** – Born on 6th February 1936. A Graduate in Economy and Commerce from the Catholic University of the Sacred Heart of Milan. He has taken specialisation courses in Economy and Finance at the Seton Hall University of South Orange (United States) and Merrill Lynch of New York. From 1967 he was a Stockbroker and from 1981 a member of the Stockbrokers' Management Committee. From 1985 to 1988 he was Vice Chairman of the Stock Exchange Management Committee, from 1988 to 1992 Chairman of the Stock Exchange Management Committee and from 1992 al 1995 Chairman of the Board of the Stock Exchange. From 1996 to 1998 he was a Director of the Banca Nazionaledel Lavoro S.p.A. From 2004 until today he has been Vice Chairman of the "Fondazione Aretè " of the San Raffaele Hospital of Milan. Currently he is a Director of Ceresio Sim.*

The companies Arnoldo Mondadori Editore S.p.A. and Mediolanum S.p.A. belong to the Fininvest Group of which Mediaset is a part.

ATTACHMENT C

Table 2 - Format Borsa Italiana

Board of Directors											Internal Controls Committee		Compensation Comitttee		Corp. Governance Committee		Executive Committee	
Office held	Members	In office from	In office till approval of Financial Statements at	List (M/m) *	Exec.	Non exec.	Indep. by Code	Indep. by CFA	(%) ** (1)	N° of other offices ***	****	** (2)	****	**	****	** (3)	****	**
Chairman	Confalonieri Fedele	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M	X				100								X	100
(=) Vice Chairman	Berlusconi Pier Silvio	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M	X				100	2							X	87,5
(=) Managing Director	Adreani Giuliano	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M	X				100								X	100
Director	Berlusconi Marina	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X			60	3								
Director	Cannatelli Pasquale	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X			100	3								
Director	Colombo Paolo Andrea	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X	X	X	80	4			X	100	X	80		
Director	Crippa Mauro	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M	X				100									
Director	Ermolli Bruno	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X			100	3			X	100				
Director	Fausti Luigi	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X	X	X	60		X	66,6			X	100		
Director	Giordani Marco	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M	X				100									
Director	Messina Alfredo	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X			90	4	X	100						
Director	Nieri Gina	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M	X				100								X	87,5
Director	Querci Niccolò (1)	22/04/2009	31/12/2011	M	X				100									
Director	Secchi Carlo	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X	X	X	90	6	X	100			X	100		
Director	Ventura Attilio	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X	X	X	90		X	87,5	X	100	X	100		
DIRECTORS WHO CEASED DURING THE REFERENCE FINANCIAL YEAR																		
Show the *quorum* required for the presentation of the lists at the time of the last nomination: 1.5%																		
Number of meetings held during the reference financial year :									*BOD:10*		*ICC:11*		*CC:5*		*CGC:5*		*EC:8*	

NOTES

(1) The mandate of the Board of Directors expired with the Shareholders' Meeting of 22nd April 2009. Before that date 2 meetings of the Board of Directors were held and after that date 8 meetings of the new Board of Directors were held. There is indicated the Director of first nomination Niccolò Querci whose percentage participation is calculated on 8 meetings. The percentage participation of all the other Directors is calculated on the whole 10 meetings held during the reference period.

(2) The mandate of the Internal Controls Committee expired with the Shareholders' Meeting of 22nd April 2009. Before that date 3 meetings of the Internal Controls Committee were held and after that date 8 meetings of the new Internal Controls Committe were held. The participation percentage of the Director Luigi Fausti is calculated on 3 meetings. he participation percentage of the Directors Alfredo Messina and Carlo Secchi is calculated on 11 meetings. The participation percentage of the Director Attilio Ventura is calculated on r meetings.

(3) The mandate of the Corporate Governance Committee expired with the Shareholders' Meeting of 22nd April 2009. Before that date 1 meeting of the Corporate Governance Committee was held and after that date 4 meetings of the new Corporate Governance Committee were held. The participation percentage of the Director Luigi Fausti is calculated on 1 meeting. The participation percentage of the Directors Attilio Ventura e Paolo Andrea Colombo is calculated on 5 meetings. The participation percentage of the Director Carlo Secchi is calculated on 4 meetings.

* In this column there is indicated M/m according to whether the member was elected by the list voted by the majority (M) or by a minority (m)

** In this column there is indicated the percentage participation of the Directors at the BOD meetings and the Committe meetings respectively, i.e. number of presences/number of meetings during the effective period in office of the interested party.

*** In this column there is indicated the number of offices of Director or Statutory Auditor held by the interest part in other companies quoted on regulated stock markets, also foreign ones, in finance companies, in banks, in insurance companies or in those of dimensions. There is attached to the Report the list of these companies with reference to each individual Director, indicating if the company in which the office is held belongs, or not, to the Group that the Issuer heads or is part of.

**** In this column there is indicated with an "X" that the member of the BOD belongs to the Committee.

(=) Nominated with the Board of Directors Meeting of 23rd April 2009

1293-2(o)

ATTACHMENT D

Article 27 Articles of Incorporation of the company

1. The Ordinary Shareholders' Meeting elects the Board of Statutory Auditors, consisting of three Active Statutory Auditor and two Substitute Statutory Auditors, who remain in office for three financial years and whose mandates expire with the Shareholders' Meeting called to approve the Financial Statements relative to the third financial year of their period in office and they can be re-elected.

All the Statutory Auditors must be inscribed in the Register of Accounting Auditors set up within the Ministry of Justice and must have carried out the legal auditing of accounts for a period of not less than three years.

Furthermore, the Statutory Auditors must possess the necessary requisites laid down by the relative legislation and regulations that are currently in force and the Board of Directors must ascertain that they actually exist.

2. The nomination of the Statutory Auditors takes place based on lists presented by the shareholders, with the procedure shown below. The lists must indicate at least one candidate to the office of Active Statutory Auditor and one candidate to the office of Substitute Statutory Auditor and they can contain up to a maximum of three candidates to the office of Active Statutory Auditor and a maximum of two candidates to the office of Substitute Statutory Auditor. The candidates are listed in progressive numerical order.

Each list consists of two sections. One is for the candidates for the office of Active Statutory Auditor and the other is for the candidates for the office of Substitute Statutory Auditor. Each candidate can only be present in one list, under pain of not being eligible for election

3. There have the right to present the lists the shareholders who have voting rights who alone or jointly are the overall owners of the amount of the shareholding that is asked for by the Articles of Incorporation for the presentation of the lists for the nominations of the members of the Board of Directors. Each shareholder cannot present, or take part in presenting, or vote for more than one list even through an intermediary person or a trust company. The shareholders belonging to the same group, for which there is meant the parent company, the subsidiary companies and the companies subject to joint control, and the shareholders that take part in a voting pact pursuant to article 122 of the Legislative Decree N° 58/1998, which has as its subject the shares of the company, cannot present, or take part in presenting, or vote for more than one list even through an intermediary person or a trust company.

4. The lists, together with the professional curricula of the persons designated, and signed by the shareholders who have presented them must be deposited at the company's registered office at least 15 (fifteen) days before the one fixed for the Shareholders' Meeting at first call that is to be convened in order to pass resolutions regarding the nominations of the Statutory Auditors. At the time of the presentation of the list, there must also be deposited (i) the information relative to the identities of the shareholders who have presented the list, giving the overall percentage of the shareholding owned by them and the specific certification issued by a legally authorised intermediary proving the ownership of the shareholding, (ii) a curriculum vitae for each candidate containing exhaustive information regarding the personal and professional characteristics of the candidates and (iii) the further information, asked for by the relative legal measures currently in force, that will be indicated in the notice calling the Shareholders' Meeting. The shareholders different from those that hold, also jointly, a controlling or relative majority shareholding must also

present a declaration attesting to the absence of any linking relationships, foreseen by legal measures, with these latter. Within the same timeframe there must be deposited the declarations with which the individual candidates accept their candidature and declare, under their own responsibility, that there do not exist any reasons for inability to be elected or of incompatibility laid down by law and that there is observe the limit of the accumulation of offices referred to in the following paragraph and also that there do exist any requisites that may be prescribed by the relative legislation, by the regulations and by the Articles of Incorporation for members of the Board of Statutory Auditors, as well as the list of the other administration and controls offices they hold in other companies.

5. There cannot be elected as Statutory Auditors those persons who hold administration and controls offices that surpass the limits that are laid down by the relative legislative measures that are currently in force.

6. The lists presented without observing the foregoing measures shall not be considered to have been presented and they will not be voted on.

7. The election of the Statutory Auditors goes ahead as follows:

a) From the list, which has obtained the highest number of votes in the Shareholders' Meeting, there are drawn, based on the progressive numerical order with which they are listed within the specific sections of the list, two Active Statutory Auditors and one Substitute Statutory Auditors.

b) From the second list, which has obtained the highest number of votes in the Shareholders' Meeting, among the lists presented and voted by the shareholders who are not linked to reference shareholders, pursuant to article 148, paragraph 2, of the relative Consolidated Act, there are drawn, based on the progressive numerical order with which they are listed within the specific sections of the list, the remaining Active Statutory Auditor and the other Substitute Statutory Auditor.

In the case where a number of lists have obtained the same number of votes there shall take place a new ballot between these lists, in observance of the relative legal measures currently in force, and there shall be elected those candidates of the list that obtains the simple majority of the votes.

8. There shall be elected to the office of Chairman of the Board of Statutory Auditors the candidate at first place in the section of the candidates to the office of Active Statutory Auditor elected pursuant to the preceding paragraph 7. b).

9. Whenever there is only presented one list, the Shareholders' Meeting votes on it. Whenever the list obtains the relative majority, there shall be elected as Active Statutory Auditors the three candidates indicated in progressive numerical order in the relative section and as Substitute Statutory Auditors the two candidates indicated in progressive numerical order in the relative section. The Chairmanship of the Board of Statutory Auditors belongs to the person indicated at first place in the section of the candidates for the office of Active Statutory Auditor in the list presented.

In the case of the death, renunciation or the expiry of the mandate of an Active Statutory Auditor, there enters into the office the Substitute Statutory Auditor elected at first place. In the hypothesis of the replacement of the Chairman, the Board of Statutory Auditors chooses and nominates a new Chairman from among its own members, who remains in office until the first successive Shareholders' Meeting, which must take care of the integration of the Board of Statutory Auditors.

10. Where there are no lists, the Board of Statutory Auditors and its Chairman are nominated by the Shareholders' Meeting with the relative legal majorities.

11. Whenever a number of lists are presented, in the case of the death, renunciation or the expiry



of the mandate of a Statutory Auditor, there enters into the office the Substitute Statutory Auditor belonging to the same list as the one who ceased, positioned in the first place. In this case in order to deal with the nomination of the Statutory Auditors necessary in order to be able to integrate the Board of Statutory Auditors the procedure is as follows: when it is necessary to go ahead with the replacement of the Statutory Auditors elected in the majority lists, the nomination takes place with a relative majority vote, without the necessity for a list. When, on the other hand, the Shareholders' Meeting must nominate Active Statutory Auditors or Substitute Statutory Auditors, for the purpose of integrating the Board of Statutory Auditors, replacing Active Statutory Auditors or Substitute Statutory Auditors elected in the minority list, it passes resolutions with a relative majority vote, choosing from among the candidates indicated in the list where there was the Statutory Auditor to be replace or, next in order to this, choosing from among the candidates positioned in any further minority lists. Where there are no candidates of the majority list or the minority lists, the nomination takes place through the voting of one or more lists, consisting of a number of candidates no greater than the number of those to be elected, presented before the date of the Shareholders' Meeting, observing the measures laid down by this article for the nomination of the Board of Statutory Auditors, while there remains the fact that there cannot be presented any lists, and if they are presented they will be totally without effect, by reference shareholders or by the shareholders who are linked to them, as these are defined by the relative legislative and regulatory measures that are currently in force regarding them. There shall be elected the candidates contained in the list that obtains the highest number of votes.

12. The Shareholders' Meeting sets the compensation of the Statutory Auditors, as well as the reimbursement of the expense incurred by them in order to carry out their assignment.

13. The powers and the duties of the Statutory Auditors are those that are laid down by law.


MEDIASET

ATTACHMENT E

Table 3 – Format Borsa Italiana

Board of Statutory Auditors							
Office	**Members**	**In office from**	**In office till approval of Financial Statements at**	**List (M/m)***	**Independence by Code**	**** (%)**	**Number of other offices *****
Chairman	Giussani Alberto	16th April 2008	31st December 2010	m	X	100	7
Active Auditor	Bianchi Martini Silvio	16th April 2008	31st December 2010	M	X	78,57	6
Active Auditor	Vittadini Francesco	16th April 2008	31st December 2010	M	X	71,43	26
Substitute Auditor	D'Onofrio Mario	16th April 2008	31st December 2010	m	X		11
Substitute Auditor	Marchesi Antonio	16th April 2008	31st December 2010	M	X		2
STATUTORY AUDITORS THAT CEASED DURING THE REFERENCE FINANCIAL YEAR							
Show the quorum required for the presentation of the lists at the time of the last nomination: Majority list 1% - Minority list 0.50% of the Share Capital.							
Number of meetings hel during the reference financial year: 14							

NOTE

* In this column there is indicated M/m according to whether the member was elected by the list voted by the majority (M) or by a minority (m)

** In this column there is indicated the percentage participation of the Statutory Auditors at their Board meetings, i.e. number of presences/number of meetings held during the effective period in office of the interested party.

***In this column there is indicated the number of offices of Director or Statutory Auditor held by the interested party that are relevant pursuant to article 148, part two, of the CFA. The complete list of the offices is attached, pursuant to article 144, part fifteen, of the Consob (Italian SEC) Issuers Regulations, to the report on the surveillance activities, drawn up by the Statutory Auditors pursuant to article 153, paragraph 1. of the CFA.



ATTACHMENT F

PERSONAL AND PROFESSIONAL CHARACTERISTICS OF THE MEMBERS OF THE BOARD OF STATUTORY AUDITORS

ALBERTO GIUSSANI – *Born in Varese on 23rd August 1946. A Graduate in Economy and Commerce at the Catholic University of the Sacred Heart of Milan. He is inscribed in the Roll of Certified Public Accountants since 1979 and in the Register of Accounting Auditors since 1995. He holds the courses in Professional Techniques and International Accounting at the Catholic University of Milan. He holds the office of Director in Credito Artigiano S.p.A., in Fastweb S.p.A., in Seat Pagine Gialle S.p.A., in Istifid S.p.A. and in Finanziaria Canova S.p.A. He is an Active Statutory Auditor in the Luxottica Group S.p.A. and in Carlo Tassara S.p.A.. He is a member of a number of Associations and Foundations. His is the author of publications regarding Financial Statements and is a lecturer at numerous conventions.*

SILVIO BIANCHI MARTINI – *Born in Lucca on 12th January 1962. He is an Ordinary Professor of Company Economy in the Economics Faculty of the University of Pisa and Professor of Company Strategy and Policies at the Bocconi University of Milan. He is authorised to exercise the profession of Certified Public Accountant and is inscribed in the Order of Certified Public Accountants accredited to the circumscription of the Court of Lucca since 1998. Furthermore, he has been inscribed in the Register of Accounting Auditors since its inception. He is a member of the corporate governance and controls bodies of a number of industrial and services companies among which there are highlighted Dada S.p.A., Molecular Medicine S.p.A., Banco di Lucca e del Tirreno S.p.A. and Sofidel S.p.A..*

FRANCESCO VITTADINI - *Born in Bellano on 25th May 1943. He took a Degree in Economy and Commerce at the Luigi Bocconi Commercial University. He has been inscribed in the Roll of Certified Public Accountants of Monza since 1971. He holds the office of Statutory Auditor in industrial, financial, insurance, communications and media companies among which there are highlighted as DMT S.p.A. and Mediolanum S.p.A.*

MARIO D 'ONOFRIO – *Born in Naples on 9th September 1947. He graduated in Economy and Commerce in 1972. He has been inscribed in the Roll of Certified Public Accountants since 1978 and in the Register of Accounting Auditors since 1995. He is the Chairman of Boards of Statutory Auditors of national relevancy,among which there are highlighted F.lli Averna, Atlantica (Grimaldi Group) and Pernigotti. He is Chairman of the Surveillance Body of Ferrarelle S.p.A.. He is Professor of Company Auditing at the Parthenope University of Naples.*

ANTONIO MARCHESI – *Born in Milan on 6th June 1946. He is a member of the Order of Certified Public Accountants and Accounting Experts of Varese since 9th February 1978 and he is inscribed in the Register of Accounting Auditors. He was formerly Professor in Sport Management in the Department of Company Economy of the University of Turin. Currently he is an Active Statutory Auditor of Basf Italia S.r.l and Mediolanum Assicurazioni S.p.A., a Substitute Statutory Auditor of Mol Med and the sole member of the Surveillance Body of the Milan Group.*



SHARES HELD BY DIRECTORS, STATUTORY AUDITORS, GENERAL MANAGERS AND EXECUTIVES WITH STRATEGIC RESPONSIBILITIES

In relation to Consob Regulations 11971 dated 14 May 1999, Article 79 and subsequent amendments, here below is the required information on the shares held by Directors, Statutory Auditors, General Managers and Executives with strategic responsibilities in the Company and in its subsidiaries, in accordance with the criteria contained in SCHEME 3) as required by Annex 3C) of the afore mentioned regulations.

Mediaset S.p.A.

Shares held by Directors, Statutory Auditors, General Managers and Executives with strategic responsibilities (*)

Full name		Invested Company	Number of share held as at 31/12/2008	Number of share shares purchased	Number of share shares sold	Number of share held as at 31/12/2009
Confalonieri Fedele	B. of Dir.	Mediaset S.p.A.	1,077,000	-	-	1,077,000
Adreani Giuliano	B. of Dir.	Mediaset S.p.A.	329,100 (1)	-	-	329,100 (1)
Berlusconi Marina	B. of Dir.	Mediaset S.p.A.	570,000 (2)	-	-	570,000 (2)
Berlusconi Pier Silvio	B. of Dir.		-	-	-	-
Cannatelli Pasquale	B. of Dir.	Mediaset S.p.A.	76,500	-	-	76,500
Colombo Paolo Andrea	B. of Dir.	Mediaset S.p.A.	1,000 (3)	-	-	1,000 (3)
Crippa Mauro	B. of Dir.	Mediaset S.p.A.	3,595	-	-	3,595
Ermolli Bruno	B. of Dir.	Mediaset S.p.A.	19,000	-	-	19,000
Fausti Luigi	B. of Dir.		-	-	-	-
Giordani Marco	B. of Dir.		-	-	-	-
Messina Alfredo	B. of Dir.		-	-	-	-
Nieri Gina	B. of Dir.	Mediaset S.p.A.	5,500	-	-	5,500
Querci Niccolo'	B. of Dir.	Mediaset S.p.A.	15,000	-	-	15,000
Secchi Carlo	B. of Dir.		-	-	-	-
Ventura Attilio	B. of Dir.		-	-	-	-
Giussani Alberto	Int. Aud.		-	-	-	-
Bianchi Martini Silvio	Int. Aud.		-	-	-	-
Vittadini Francesco	Int. Aud.		-	-	-	-

(*) *Mediaset S.p.A. Executives with strategic responsibilities are Company Directors*

(1) *7,000 of which are held by the spouse.*

(2) *shares acquired through a subsidiary*

(3) *500 of which are held by the spouse.*

REPORT ON OPERATIONS

Here below is the analysis of the economic and financial results achieved by your Company in the fiscal year of reference.

Financial highlights

Below is a summary of the Income Statement, including comments and comparisons against 2008 results:

(amounts in EUR million)

	2009	2008
Revenues	**12.4**	**47.9**
Personnel expenses	31.1	29.8
Purchases, services and other operating costs	23.8	21.7
Sundry operating costs	7.8	4.9
Amortisation, depreciation and provisions for risks	6.1	10.0
Total costs	**68.8**	**66.4**
Operating result	**(56.4)**	**(18.5)**
Dividends and other (charges)/proceeds deriving from investments	369.2	308.2
Financial (charges)/proceeds	3.8	52.4
Total (charges)/proceeds deriving from financial activity and investments	**373.0**	**360.6**
Pre-tax result	**316.6**	**342.1**
Income taxes for the year	(13.1)	(0.4)
Profit/(loss) for the year	**329.7**	**342.5**

Total revenues

The revenues, equal to EUR 12.4 million, are mainly attributable to services rendered by the Division for Communication and Information to subsidiaries, for EUR 4.3 million, and incomes for EUR 6 million paid to the parent company Fininvest S.p.A. for the extinction of all mutual obligations in connection with the disputes still covered by the guarantee, as exhaustively commented on in the section *Potential liabilities guaranteed by the parent company Fininvest S.p.A.* in the Notes to the Financial Statements. The EUR 35.5 million decrease in operating revenues is attributable to the fact that the previous year's figure included revenues from library rental as well as gains from the sale of the library to the subsidiary R.T.I. S.p.A.

Total costs

Costs increased from EUR 66.4 million in 2008 to EUR 68.8 million in 2009.

Personnel expenses, which in 2009 totalled EUR 31.1 million, recorded a net increase of EUR 1.3 million against 2008, as a result of a higher average number of employees and of pay rises provided by employment agreements.

In 2009, the value of amortisation, depreciation and write-downs (EUR 3.9 million) decreased again as a direct result of the write-off of Intellectual property rights amortization, offset in part by a reserve for the risk of restitution to the Italian State of government contributions for the purchase of DTT decoders, ratified by the European Commission's decision n° C2006-6634 dated 24 January 2007. Appeals have been filed with the Court of first instance, against the



aforesaid decision, and with the Civil Court of Rome against the order to pay issued by the Ministry of Communications on 12 November 2009.

Operating results

The decrease in operating revenues together with the increase in operating costs generated a negative difference in terms of EBIT equal to EUR 37.9 million.

Financial assets and equity investments

2009 free cash flow is positive, showing a total amount of EUR 373.0 million, up by EUR 12.4 million compared to 2008.

Two items contributed strongly to this result:

- the *result of equity investment operations*, including the dividends paid to subsidiary companies;
- *financial (charges)/ incomes* from the financial management of the holding company, which provides centralised financial services to support operations carried out by its subsidiaries.

Dividends and other charges/incomes from equity investments

Results from equity investments, for a total amount of EUR 369.2 million, improved by EUR 61.0 million compared to 2008 as a result of higher dividends received by the subsidiaries, as specified below:

- R.T.I. S.p.A. increased the portion of dividend from EUR 221.2 million distributed in 2008 to EUR 269.2 million distributed in 2009;
- Publitalia '80 S.p.A. distributed dividends for EUR 82.0 million in 2009, compared to EUR 87,0 million in 2008.
- Mediaset Investment S.a.r.l. distributed EUR 490.0 million, of which only EUR 18.0 million was posted directly in the Income Statement, as described in greater detail in the Notes; the same company distributed no dividends in the previous year.

Financial (charges)/incomes

The Company's financial transactions also included interest and other financial (charges)/incomes for EUR 3.8 million in 2009, down by EUR 48.6 million from 2008, as detailed below.

The Holding Company's Financial Management provided centralised management services largely through current account relations with its Italian subsidiaries for the performance of financial operations. Those listed here below are the items, which mostly contributed to the results achieved:

- *income and charges from/to subsidiary and affiliated companies:* these essentially referred to interest earned and paid on the aforementioned inter-company current account; charges recorded a balance of EUR 2.9 million, down by EUR 11.3 million from the previous year, while income grew from EUR 176.8 million in 2008 to EUR 60.0 million, posting an increase of EUR 116.8 million, which is mainly due to lower interest accrued on the inter-company current account from Mediaset Investimenti S.p.A.;


MEDIASET

- *income/charges from/to others:* this item improved from the previous year, with a reduction of the negative balance from EUR110.1 million in 2008 to EUR 52.0 million in 2009. The item includes interest earned from the existing short-term loan to the subsidiary Mediaset Investment S.a.r.l. for EUR 27.3 million, dividends received from the indirect subsidiary Gestevision Telecinco for EUR 0.9 million, as well as a loss of net profits for EUR 2.6 million as a result of the designation at fair value of Telecinco stock held at 31 December 2009;
- *net income from the management of exchange rates*: this item shows the overall results of hedging activities on foreign exchange rates, and ended 2008 with a loss of EUR 1.3 million, of which EUR 0.7 as a result of exchange rate hedging and EUR 0.6 from negative fair value arising out of a liability to Lehman Brothers Inc. for exchange rate hedging transactions existing with this company before its bankruptcy.

Result before taxes and income tax

The result before taxes amounted to EUR 316.6 million, down by EUR 25.5 million from the previous year.
Taxes, showing a positive amount for EUR 13.1 million, included EUR 21.6 million income from IRES (Corporate) tax consolidation, offset by a provision for prior year IRAP (Regional) tax adjustment (EUR 0.1 million) and net provisions for advance and deferred taxes for the year (EUR 8.3 million).

Net profit for the year

Net profit for the year amounted to EUR 329.7 million, with a EUR 12.8 million reduction against EUR 342.5 million posted in 2008.

Balance Sheet and financial position

Here below is a ***summary of the Balance Sheet***, reclassified according to the schemes included in the Company's Financial Statements including current and non-current items of assets and liabilities in order to highlight the two major aggregate values referring to **Net Invested Capital** and **Net Financial Position.** The latter is composed of *Cash and other cash equivalents* and *Other financial assets*, from which are deducted the *Gross financial debt* and the *Other current liabilities*.

The *Investments and other non-current financial assets* item comprises assets posted in the Financial Position statement under the *Investments in subsidiaries and other companies, financial receivables and assets* items. The *Net working capital and Other assets and liabilities* item comprises *Current assets* (excluding *Cash and cash equivalents* and *Current financial assets* entered under the *Net financial position*), *Provisions for risks and charges*, *Trade payables* and *Tax payables*.



A more detailed analysis of the major items of the *Net financial position* is contained in the Notes.

(amounts in EUR million)

	31/12/2009	31/12/2008
Investments and other financial non current assets	1,836.2	1,540.1
Tangible and intangible assets	4.9	5.0
Deferred tax assets/(liabilities)	3.7	11.3
Employee severance indemnity	(4.3)	(4.6)
Fund for risks and charges	(0.1)	(34.8)
Total non current assets/(liabilities)	**1,840.4**	**1,517.1**
Net working capital and other financial current assets/(liabilities)	**29.2**	**45.3**
Net invested capital	**1,869.6**	**1,562.4**
Net shareholders' equity	**2,689.8**	**2,330.0**
Net financial position	**820.2**	**767.6**

Here below is a detail of the main Balance Sheet changes as at 31 December 2009 compared to the corresponding situation as at 31 December 2008.

The EUR 296,1 million increase in **Investments and other non-current financial assets** is attributable for EUR 350.0 million to partners' deposit of share capital to the subsidiary Mediaset Investments S.p.A., for EUR 1.3 million to the portion of the stock options granted to employees of direct and indirect subsidiaries which vested in 2009, minus EUR 4.0 million write-off of the total value allocated for the 2004 stock option plan after expiration of the exercise period, and EUR 51.2 million as a result of reclassification as current assets of the receivables from British Telecommunications PLC for the sale of the investment in Albacom.

Decrease in **fixed assets** is due to depreciation for the period.

In addition to the net result for the period and dividend distribution, changes in the **Net Equity** item, listed in detail in the *Table of movements* below, are primarily attributable to movements both in the provision consisting of the equivalent value of the cost of stock option plans for the amount accrued from the year of granting, and in the collar provision securing the loan taken out with Mediobanca; additionally, these changes are also the result of allocating to reserves a dividend distribution by the subsidiary Mediaset Investments S.a.r.l. (after taxes), as the reserves in question are constituted with profits from transactions under common control.

The table below shows the summary ***Cash flow statement,*** highlighting cash flow contribution in the two periods. This table is also reclassified from the schedule prepared according to IAS 7 used for drawing up the statutory cash flow statement, and highlights the changes in *Net financial position*, which represents the most significant index of the Company's ability to cover its financial commitments.

(amounts in EUR million)

	31/12/2009	31/12/2008
Net financial position at the beginning of the year	**767.6**	**935.6**
Free cash flow	**114.3**	**12.0**
- Free cash flow from operating activities	(50.5)	21.0
- Investments in shares and other financial current assets	(350.0)	(12.3)
- Disposals of intangible fixred assets (tv rights)	-	32.3
- Other invetments	-	(0.2)
- Changes in net working capital and other assets/liabilities	514.8	(28.8)
Dividends received	**370.1**	**308.7**
Dividends paid	**(431.8)**	**(488.7)**
Financial surplus/deficit	**52.6**	**(168.0)**
Net financial position at the end of the year	**820.2**	**767.6**

Mediaset S.p.A.'s **free cash flow** was negative by EUR 357.7 million, down EUR 369.7 million against the same period in the previous year, as a result of partners' deposit of share capital to the subsidiary Mediaset Investimenti S.p.A., as well as to a negative change in operating cash flow, offset by a positive change in working capital.

Net financial position

Net financial position was positive for EUR 820.2 million as at 31 December 2009, up EUR 52.6 million from the positive balance (EUR 767.6 million) at 31 December 2008, primarily attributable to cash inflows from dividends distributed by the subsidiaries for EUR 841.2 million, of which EUR 472.0 posted as Net Equity. This figure is offset by cash outflows including a EUR 431.8 million dividend distribution, a EUR 350 million partners' deposit of share capital to the subsidiary Mediaset Investments S.p.A., and cash flow used for financial activities.

MAIN CORPORATE TRANSACTIONS

A EUR 350 million partners' deposit of share capital into the subsidiary Mediaset Investimenti S.p.A. was carried out on 20 April 2009 by waiver of a portion for an equivalent amount of the credit owned in the inter-company cash pooling account.


MEDIASET

INFORMATION ON THE MAIN RISKS AND UNCERTAINTIES

To ensure adequate transparency of disclosures and in compliance with the provisions under Article 2428 of the Italian Civil Code, reference should be made to the "Information on the main risks and uncertainties" section included in the Mediaset Group consolidated Financial Statements, which provides an exhaustive description and analysis of the main risks and uncertainties to which the Company is exposed.

HUMAN RESOURCES

General profile

Against a backdrop of continued uncertainty and constantly evolving technology and business environment, Mediaset dedicates special attention to its in-house resources, considering them a vital asset to interpret and implement the changes required to maintain the company's competitive advantage and market leadership.

Human resources management and development activities and the support programmes implemented in the last years are aimed at enhancing the central role of our "human assets", in an effort to combine employees' personal values and expectations with our corporate culture and values.

The development of our people and of their skills and talents, the recognition of their merits and responsibilities regardless of gender, category and job level, are ensured by processes and tools aimed at providing a fair assessment of human resources starting from the selection process, constant monitoring of their career paths (employee performance analysis and assessment, with the support of appropriate remuneration policies), and development of professional and managerial training programmes to promote the company's distinctive conduct.

Staff composition

Size and geographical breakdown

The total number of Mediaset employees as of the end of 2009 amounted to 224 units, slightly increased from 218 at the end of 2008 (of which 216 hold permanent contracts).

Mediaset S.p.A.'s human resources are mainly concentrated in the Milan area, where almost 89% of the staff is employed.

Geographical breakdown of employees in Italy (p.c.)

Centers	31/12/2009		31/12/2008	
	number	%	number	%
Milan	200	89%	195	90%
Rome	24	11%	21	10%
Total	**224**	**100%**	**216**	**100%**

Age structure and seniority

Employees' average age and seniority testify to the Company's commitment to and focus on retaining its human resources and the professional skills developed over time, in particular for jobs in which skill levels depend heavily on experience.

Average age of employees (p.c.)

Average	2009 years	2008 years
Managers	50	49
Journalists	53	51
Middle managers	44	44
Office staff	40	39
Total	**43**	**42**

Permanent employees (p.c.) by age bracket

Average	31/12/2009		31/12/2008	
	number	%	number	%
Under 30 years	17	8%	20	9%
From 30 to 45 years	107	47%	120	56%
Over 45 years	100	45%	76	35%
Total	**224**	**100%**	**216**	**100%**

Average seniority of employees (p.c.) by job title

Seniority	2009 years	2008 years
Managers	17	15
Journalists	14	16
Middle managers	16	14
Office staff	14	12
Total	**15**	**13**

Equal opportunities

Evidence that Mediaset S.p.A. supports a policy of equal opportunity is provided by the large female component in the total number of employees (equal to 61%) and by the presence of women in a variety of managerial positions.

Permanent employees (p.c.) by job title and gender

Qualifications	31/12/2009		31/12/2008	
	number	% Women	number	% Women
Managers	35	23%	35	23%
Journalists	5	20%	4	0%
Middle managers	49	57%	49	59%
Office staff	135	73%	128	76%
Total	**224**	**61%**	**216**	**62%**



Selection

Mediaset Group dedicates special attention to the selection of new recruits, firstly to make sure that employees joining the company bring the qualifications, skills, attitudes and motivation required to contribute to the Company's growth, and secondly to facilitate the internal professional development process.

The Group has always enjoyed great visibility and ability to attract employees, as demonstrated by the steadily increasing number of CVs, in paper and electronic format, sent spontaneously by aspiring candidates.

The Group's constant and continuing collaboration with major Italian universities has allowed a growing number of young people to conduct internships at the company: in 2009, 18 resources were offered the opportunity to complete a training experience with an average duration of approximately 4 months.

Training activities

In 2009 the Company continued its established training programmes and ordinary training activities. The main initiatives are detailed below:

Training hours by type of training initiative

Training	2009 hours	2008 hours
Managerial development	1,286	1,528
Professional updating	209	537
Language courses	204	651
On-line courses	28	73
Total	**1,727**	**2,789**

Workplace safety, prevention and health

The main actions undertaken in 2009 for the purpose of health and safety in the workplace are described here below:

- Implementation of the Health Plan: health monitoring through 13 medical and ophthalmic examinations for personnel working at video terminals;
- Free flu vaccine for all employees;
- On-site inspections carried out by the Heads of Prevention and Safety services and by Mediaset Group workplace physicians;
- Fire and evacuation drills;
- safety education:
  - Updating of the Company's safety intranet site;
  - updating of the brochure on "Health and safety of pregnant employees" and of the "Contractor employee safety manual" in compliance with Legislative Decree n° 81/08;
  - Review of the Risk Assessment Document according to regulatory changes and conduct of periodical meetings (Article 35);
- As part of the management of company's premises, ongoing monitoring of all the aspects related to safety and the relevant controls, including contract management;

 

- Scheduled environmental analyses to check and measure the quality of the workplace environment with respect to chemical and biological pollutants, microclimate, electromagnetic fields, radon gas, ionising radiation, noise and lighting, etc.

Expiries of National Employment Contracts

The national employment contract for industry executives was renewed on 25 November 2009 and is effective from the date of renewal to 31 December 2013.

The compensation part provides for adjustments to the guaranteed minimum annual pay level ("trattamento minimo complessivo di garanzia"), determined on an annual basis and taken as reference amount at 31 December of each year. This adjustment is effective as of 2010. Additional changes are expected in 2010, 2012, and 2013.

Other aspects of the contract:

- seniority pay rises are confirmed for executives that were in the company's employment on 24 November 2004;
- the fixed travel allowance is increased;
- the insurance coverage for death or permanent disability is increased;
- the gross pay limit on which is applied the minimum contribution to a supplementary social security scheme is now equal for all executives;
- the contribution to FASI (Industry Executives Healthcare Fund) is increased both for the portion payable by the Company and for that payable by the executive;
- additions have been made to the regulations of the FASI Fund – Separate Management in support of unemployed executives' income;
- the skills balance tool is promoted for training and placement activities;
- recognition and incentive systems are promoted.

National employment contract for private TV network employees (Middle managers and Office workers): the compensation part, renewed on 17 March 2008, was effective from January 2008 to December 2009. During 2009 the monthly pay of 5th level office workers was raised by EUR 50, and will be recalculated on the basis of the scale provided by the national employment contract as of 1 March.

The TV network employees' supplementary contract for Middle managers and Office workers, renewed on 13 March 2006 and effective from January 2005 to December 2008, expired on 31 December 2008.

A contract extension signed in 2009 will expire on 31 December 2009.

To cover the interim period between contracts, a one-off gross amount of EUR 350 has been paid out for 2009 to 5th level office workers, to be recalculated on the basis of the scale provided by the national employment contract.

The ROS target used for the determination of the nominal performance bonus was reduced from 24% to 15% for 2009 only.

The journalists' national employment contract, expired on 28 February 2005, was renewed on 26 March 2009 and is effective from 1 April 2009 to 31 March 2011 for the compensation part and to 31 March 2013 for the other terms and conditions.

The contract provides for a gross raise of EUR 265 per month for junior editorial staff members with more than 30 months seniority, to be recalculated on the basis of the scale provided by the contract.


MEDIASET

As of 1 April 2009 the Company has applied the first portion of the increase (EUR 140 gross per month).

Payments of the allowance due to employees during the interim between contracts ceased on 31 March.

The journalists' supplementary employment contract expired on 31 December 2008.

ENVIRONMENT

To ensure adequate transparency of disclosures and in compliance with the provisions under Article 2428 of the Italian Civil Code, reference should be made to the "Environment" section included in the Mediaset Group consolidated Financial Statements, which provides an exhaustive description of the main environmental indicators of the Company and of its subsidiaries.

OTHER INFORMATION PURSUANT TO ARTICLE 2428 OF THE ITALIAN CIVIL CODE

Research and development

Research and development is carried out by subsidiary companies as part of their activity. The relevant remarks are included under the **Structure and operations of the Mediaset Group** section in the Directors' Report on Operations of the Group's Consolidated Financial Statements.

Relations with subsidiaries, affiliated companies, holding companies, associated and related parties

The Board of Directors of Mediaset S.p.A. approved the "Guidelines on material and related-party transactions". These Guidelines, included in the "***Annual Report on Corporate Governance and the Ownership Structure***", identify the transactions having strategic, economic and financial significance for the company and its subsidiaries and, in particular, the transactions with related parties, which must first be reviewed and approved by Mediaset's Board of Directors.

In particular, in order to ensure that any material transactions with related parties are carried out in full compliance with the principle of correctness and transparency, the Board of Directors has:

- identified related companies based on the specific notion provided by IAS 24;
- defined the materiality criteria for related party transactions;
- established the approval and execution procedures for related party transactions and defined, in particular, the specific transactions that must be approved subject to the positive opinion of Mediaset's Internal Control Committee and/or with the assistance of independent experts;
- defined the necessary information flows with the subsidiaries' directors in order to ensure that any material transaction with related parties is conducted subject to the prior review and approval of Mediaset S.p.A.'s Board of Directors.

The following tables illustrate in detail the financial and economic relations with the subsidiaries, affiliated companies, holding companies and associated companies under normal market conditions.



(amounts in EUR thousand)

RECEIVABLES AND FINANCIAL ASSETS	Receivables and non current financial assets	Trade recievables	Other receivables and current assets	Intercompany financial receivables	Other current financial assets
Fininvest Group Parent Company					
Fininvest S.p.A.	-	9	7,278	-	-
Mediaset Group subsidiary companies					
Videotime S.p.A.	-	10	427	-	-
Mediaset Investment S.a.r.l.	-	1	-	-	-
R.T.I. - Reti Televisive Italiane S.p.A.	-	4,563	5,031	2,028,560	5,246
Medusa Film S.p.A.	-	35	9,090	-	-
Medusa Video S.p.A.	-	(101)	294	-	-
Publitalia '80 S.p.A.	-	77	3,592	-	-
Elettronica Industriale S.p.A.	-	12	5,978	322,780	-
Boing S.p.A.	-	1	-	-	-
Media Shopping S.p.A.	-	2	-	1,688	1
Mediaset Investimenti S.p.A.	-	9	22	656,431	-
Mediacinco Cartera s.l.	-	2	-	-	-
Med Due S.r.l.	-	10	11	182	-
Tao Due S.r.l.	-	-	6,056	-	-
Mediaset Group affiliated companies					
The Space Cinema 2 S.p.A.	-	11	-	-	-
The Space Cinema 1 S.p.A.	-	(2)	-	-	-
Tivù S.r.l.	-	8	-	-	-
Capitolosette S.r.l.	-	1	-	-	-
Medaiset Group related companies					
TED - Tv Educational S.p.A.	-	2	-	-	-
Fininvest Group related companies					
Consorzio Servizi Vigilanza	-	2	-	-	-
Fininvest Gestione Servizi S.p.A.	-	9	-	-	-
Consorzio Elicotteri Fininvest (Cefin)	-	5	-	-	-
Pagine Italia S.p.A.	-	2	-	-	-
Arnoldo Mondadori Editore S.p.A.	-	30	-	-	-
Alba Servizi Aerotrasporti S.p.A.	-	29	-	-	-
Il Teatro Manzoni S.p.A.	-	1	203	-	-
A.C. Milan S.p.A.	-	60	-	-	-

12g3-2(b)


MEDIASET

(amounts in EUR thousand)

PAYABLES AND FINANCIAL LIABILITIES	Payables and non current financial liabilities	Trade payables	Other payables and current liabilities	Intercompany financial payables	Other current financial liabilities
Fininvest Group Parent Company					
Fininvest S.p.A.	-	26	-	-	-
Mediaset Group subsidary companies					
Videotime S.p.A.	-	11	541	30,955	-
Mediaset Investment S.a.r.l.	-	-	-	-	392,294
R.T.I. - Reti Televisive Italiane S.p.A.	-	514	9,501	-	3,201
Medusa Film S.p.A.	-	24	-	70,896	-
Medusa Video S.p.A.	-	-	-	1,207	-
Publieurope Ltd.	-	-	-	13,612	-
Publitalia '80 S.p.A.	-	-	2,549	227,008	-
Digitalia '08 S.r.l.	-	35	1,000	565	-
Elettronica Industriale S.p.A.	-	-	2,859	-	-
Boing S.p.A.	-	-	521	3,615	-
Media Shopping S.p.A.	-	-	1,962	-	23
Mediaset Investimenti S.p.A.	-	-	2	-	-
Med Due S.r.l.	-	-	48	-	-
Tao Due S.r.l.	-	-	-	26,674	-
Mediaset Group affiliated companies					
Fascino Produzione e Gestione Teatro S.r.l.	-	-	-	1,132	-
Mediaset Group related companies					
Consorzio Campus Multimedia in-formazione	-	1	-	-	-
Fininvest Group related companies					
Arnoldo Mondadori Editore S.p.A.	-	2	-	-	-
Mondadori Retail S.p.A.	-	48	-	-	-
Alba Servizi Aerotrasporti S.p.A.	-	228	-	-	-


MEDIASET

(amounts in EUR thousand)

REVENUES AND COSTS	Operating revenues	Operating costs	Financial charges	Financial proceeds	(Charges)/proceeds deriving from investments
Fininvest Group Parent Company					
Fininvest S.p.A.	6,023	754	-	-	-
Mediaset Group subsidary companies					
Videotime S.p.A.	25	223	377	-	-
Mediaset Investment S.a.r.l.	1	-	27,265	-	17,976
R.T.I. - Reti Televisive Italiane S.p.A.	4,878	7,485	84,624	129,472	269,231
Medusa Film S.p.A.	45	-	262	-	-
Medusa Video S.p.A.	-	-	5	2	-
Publieurope Ltd.	-	-	120	-	-
Publitalia '80 S.p.A.	174	862	1,910	-	82,000
Digitalia '08 S.r.l.	-	226	12	29	-
Elettronica Industriale S.p.A.	45	12	-	6,470	-
Boing S.p.A.	1	-	64	-	-
Media Shopping S.p.A.	2	-	95	81	-
Mediaset Investimenti S.p.A.	9	-	-	16,437	-
Mediacinco Cartera s.l.	7	-	-	-	-
Mediaset Investment Belgium S.p.r.l.	-	-	1,324	-	-
Med Due S.r.l.	10	-	-	3	-
Tao Due S.r.l.	-	-	82	-	-
Mediaset Group affiliated companies					
The Space Cinema 2 S.p.A.	16	-	1	19	-
Fascino Produzione e Gestione Teatro S.r.l.	-	-	50	2	-
The Space Cinema 1 S.p.A.	10	-	4	4	-
Tivù S.r.l.	8	-	-	-	-
Capitolosette S.r.l.	1	-	-	-	-
Meidaset Group related companies					
Consorzio Campus Multimedia in-formazione	-	65	-	-	-
TED - Tv Educational S.p.A.	2	-	-	-	-
Fininvest Group related companies					
Consorzio Servizi Vigilanza	3	-	-	-	-
Fininvest Gestione Servizi S.p.A.	15	87	-	-	-
Consorzio Elicotteri Fininvest (Cefin)	8	-	-	-	-
Arnoldo Mondadori Editore S.p.A.	50	3	-	-	-
Mondadori Retail S.p.A.	-	48	-	-	-
Reteitalia S.p.A.	470	-	-	-	-
Alba Servizi Aerotrasporti S.p.A.	49	961	-	-	-
Il Teatro Manzoni S.p.A.	2	283	-	-	-
A.C. Milan S.p.A.	50	29	-	-	-

Based on the tables above, which show a summary of the values of existing relations, here below is a description of the most significant relations between Mediaset S.p.A. and Group companies:

- Licensing of the Fininvest trademark by the holding company Fininvest S.p.A. for a total amount of EUR 465 thousand fully paid during the year;
- Outlay for lease of the buildings by the R.T.I. S.p.A. subsidiary for a total amount of EUR 2,002 thousand, of which EUR 1,765 thousand paid during the year;
- Domestic and international air transport charter agreement with the affiliated company Alba Servizi Aerotrasporti S.p.A. for a total amount of EUR 954 thousand, of which EUR 727 thousand paid during the year;
- Administrative service management by the R.T.I. S.p.A. subsidiary equal to EUR 748 thousand, of which EUR 523 thousand paid during the year;
- Agreement for the provision of services by the Communication and Information Division to the subsidiaries for EUR 3,402 thousand received in January 2010;
- Sponsorship agreements for the "Aperitif in concert" event with the associated company Il Teatro Manzoni S.p.A. for a total amount of EUR 283 thousand, fully paid during the year;


MEDIASET

- settlement agreement with the parent company Fininvest S.p.A. for a total value of EUR 6,000 thousand, providing for the parent company to be released of its performance obligations in connection with the guarantee issued on 6 June 1996 in favour of Mediaset S.p.A. and its subsidiaries, and Mediaset assumes responsibility for the portions allocated to each subsidiary, the largest of which concerns R.T.I. S.p.A. for EUR 4,692 thousand;
- Opening of a new loan with subsidiary Mediaset Investment S.a.r.l. for a total notional amount of EUR 850,000 thousand expiring in January 2010. The loan has been partly repaid (EUR 460,000 thousand) during the year, and extended for a further year for a notional amount of EUR 390,000 thousand by letter dated January 2010. The balance includes interest accrued at year-end for EUR 2,294 thousand.
- In 2009 inter-company relations also included the management of equity investments, which generated dividend inflows from the subsidiaries Publitalia '80 S.p.A. for EUR 82,000 thousand, R.T.I. S.p.A. for EUR 269,231 thousand, and Mediaset Investment S.a.r.l. for EUR 490,000 thousand, of which EUR 472,024 thousand was posted directly under Net Equity reserve. Additionally, dividends were received from the indirect subsidiary Gestevision Telecinco S.A. for EUR 865 thousand accrued on shares held at 31 December 2009, whose valuation generated a capital gain after the stock was adjusted to fair value equal to EUR 2,550 thousand.

In addition, Mediaset S.p.A. provided centralised financial management services also through the management of inter-company current account transactions, which generated:

- interest payables to the following companies:
  - Publitalia '80 S.p.A. - EUR 1,910 thousand;
  - Videotime S.p.A. - EUR 378 thousand;
  - Media Shopping S.p.A. - EUR 61 thousand;
  - Digitalia '08 S.r.l. - EUR 12 thousand;
  - Medusa Film S.p.A. - EUR 262 thousand;
  - Boing S.p.A. - EUR 64 thousand;
  - Medusa Video S.p.A. - EUR 5 thousand;
  - Publieurope Ltd. - EUR 120 thousand;
  - The Space Cinema 1 S.p.A. (formerly Medusa Multicinema S.p.A.) - EUR 4 thousand;
  - Tao Due S.r.l. - EUR 82 thousand;
  - Fascino Produzione Gestione Teatro S.r.l. - EUR 50 thousand;
  - The Space Cinema 2 S.p.A. (formerly Medusa Cinema S.p.A.) - EUR 1 thousand;
- and interest receivables from the following companies:
  - R.T.I. S.p.A. - EUR 37,084 thousand;
  - Fascino Produzione Gestione Teatro S.r.l. - EUR 2 thousand;
  - Mediaset Investments S.p.A. - EUR 16,437 thousand;
  - Elettronica Industriale S.p.A. - EUR 6,470 thousand;
  - The Space Cinema 2 S.p.A. (formerly Medusa Cinema S.p.A.) - EUR 20 thousand;
  - Medusa Video S.p.A. - EUR 2 thousand;
  - Digitalia '08 S.r.l. EUR 29 thousand;
  - Med Due S.r.l. EUR 3 thousand;
  - Media Shopping S.p.A. - EUR 2 thousand;
  - The Space Cinema 1 S.p.A. - EUR 4 thousand.

It should be noted that dividends have been distributed to the holding company Fininvest S.p.A. for EUR 173,295 thousand.

 

Lastly, pursuant to CONSOB communications n° 1574 of 20 February 1997 and n° 2064231 of 30 September 2003, in 2009 Mediaset S.p.A. incurred no costs for advisory services to related parties.

Treasury shares

As of 31 December 2009 the value of Treasury shares, purchased in accordance with the resolutions passed by the Annual Shareholders' Meetings of 16 April 2003, 27 April 2004, 29 April 2005, 20 April 2006, 19 April 2007, 16 April 2008 and 22 April 2009 was EUR 416,7 million (unchanged from 31 December 2008), corresponding to 44,825,500 shares available for stock option plans and buyback as approved.

During the fiscal year of reference no transactions have been carried out on Treasury shares.

2009/2011 Plan (Shareholders' Meeting of 22 April 2009)

The Shareholders' Meeting of 22 April 2009, also considering the experience matured with the precedent plains, approved a stock option plan with a view to enhancing employee retention and allowing participants to share in their company's success.

The Shareholders' Meeting approved a Stock Option Plan based on treasury shares, having a three-year duration starting in 2009, and available to directors, employees (executives, journalists, organizational unit managers and similar positions) and independent contractors of the Company and its subsidiaries. Eligible participants are selected by the Board of Directors from among the key people holding crucial positions for the achievement of the Group's strategic results.

The Shareholders' Meeting assigned to the Board of Directors the responsibility for the 2009/2011 Stock Option Plan administration, vesting it with broad powers to select eligible candidates, determine performance targets, grant options, and manage all aspects of the Plan. With specific reference to FY 2009, the Board has:

- identified 50 eligible Participants (executives and journalists);
- granted a total of 3,450,000 non-tradable options, equal to 0.29% of the Company's share capital;
- established that the criterion to determine the options' exercise price shall be the value of Mediaset common stock, calculated as the mean benchmark price measured by Borsa Italiana S.p.A. during the period between the grant date and the same day of the previous calendar month, in accordance with applicable tax regulations; the exercise price per share shall therefore be EUR 4.72;
- established that the options can be exercised upon achievement of ROE and free-cash flow targets as indicators of the Company's operating and financial performance. The Board will verify that the exercising conditions have been met within the first half of the year following the grant year, i.e. within the first half of 2010;
- established that the options granted for 2009 will have a single vesting period, 36 months after the grant date, subject to fulfilment of the exercising conditions described above. The exercise period will therefore start on 30 September 2012 and end on 29 September 2015.



The 2009/2011 plan and the previous 2003/2005 and 2006/2008 stock option plans resulted in the following stock option grants:

Year 1/1 - 31/12	Number of participant to Plant	Options rights attributed for the purchase of company sahers	Exercise price	Exercise period only allowed in one purchase	Check of compliance with the criteria established by the Board of Directors
2004	130	3,415,000	EUR 9.07	23.6.2007/22.6.2009 (*)	Rights to exercise
2005	132	3,774,500	EUR 9.60	23.6.2008/22.6.2011 (*)	Rights to exercise
2006	128	3,716,000	EUR 8.92	26.7.2009/25.7.2012 (*)	Options rights non available for the exercise as a result of unmet pre-requisites
2007	43	3,130,000	EUR 7.87	29.6.2010/28.6.2013	Rights to exercise
2007	1	100,000	EUR 7.73	18.7.2010/17.7.2013	Rights to exercise
2008	46	3,290,000	EUR 4.86	24.6.2011/23.6.2014	Rights to exercise
2009	50	3,450,000	EUR 4.72	30.9.2012/29.9.2015	Rights to exercise

(*) *During the meeting of 28 June 2007, the Board of Directors approved the new exercise dates of 2004, 2005 and 2006 plans to comply with newly enforced Stock Option Plan regulations.*

2003/2005 Stock Option Plan

To date, options have been granted to purchase 3,774,500 Mediaset shares, corresponding to 0.32% of the current share capital, the conditions of which have been met. The 2004 plan, available to 130 participants and granting options for the purchase of 3,415,000 Mediaset shares at the exercise price of EUR 9.07 (the conditions of which have been met) ended on 22 June 2009.

2006/2008 Stock Option Plan

To date, options have been granted to purchase 6,520,000 Mediaset shares, corresponding to 0.55 % of the current share capital, the conditions of which have been met, and 3.716.000 Mediaset shares referring to the 2006 plan and corresponding to 0.31 % of the current share capital, the conditions of which have not been met.

2009/2011 Stock Option Plan

To date, options have been granted to purchase 3,450,000 Mediaset shares, corresponding to 0.29% of the current share capital, the conditions of which have been met.

Share-based payments

As at 31 December 2009 stock options on Mediaset common stock granted in 2004, 2005, 2006, 2007, 2008 and 2009 were assessed according to IFRS 2. All plans fall within the category of "equity-settled" plans, in that they provide for the granting of treasury shares repurchased in the market.

The options granted to eligible employees are subject to the Company's meeting operating performance targets and the employee's continuing employment with the group for a predetermined period of time.

The conditions of the six stock option plans are summarised below:


MEDIASET

	Plan 2004	Plan 2005	Plan 2007	Plan 2008	Plan 2009
Grant date	22/06/2004	22/06/2005	28/06/2007	23/06/2008	29/09/2009
Vesting Period	from 01/01/2004 to 22/06/2007	from 01/01/2005 to 22/06/2008	from 01/01/2007 to 28/06/2010	from 01/01/2008 to 23/06/2011	from 01/01/2009 to 29/09/2012
Exercise period	from 23/06/2007 to 22/06/2009	from 23/06/2008 to 22/06/2011	from 29/06/2010 to 28/06/2013	from 24/06/2011 to 23/06/2014	from 30/09/2012 to 29/09/2015
Fair Value	EUR 1.67	EUR 1.74	EUR 0.72	EUR 0.30	EUR 1.35
Strike price	EUR 9.07	EUR 9.60	EUR 7.87	EUR 4.86	EUR 4.72

As of 23 June 2007 no stock options from the 2004 plan have been exercised. The exercise period expired on 22 June 2009.
As of 23 June 2008 no stock options from the 2005 plan have been exercised.
As part of the 2009 Plan implemented during the year, 3,450,000 options have been granted with a three-year exercise period starting on 30 September 2012.

3,265,000 options were forfeited in 2009 because vesting conditions were not met (e.g. the exercise period expired or the employee left Mediaset Group); of these, 3,243,500 referred to the 2004 plan and 21,500 to the 2005 plan.

The table below summarises the changes in the stock option plans:

	Plan 2004	Plan 2005	Plan 2007	Plan 2008	Plan 2009	Total
Options outstanding at 1/1/2008	3,291,500	3,651,000	3,230,000	-	-	10,172,500
Options issued during the year	-	-	-	3,290,000	-	3,290,000
Options exercised during the year	-	-	-	-	-	-
Options expired/cancelled during the year	(48,000)	(48,000)	-	-	-	(96,000)
Options outstanding at 31/12/2008	**3,243,500**	**3,603,000**	**3,230,000**	**3,290,000**	**-**	**13,366,500**
Options outstanding at 1/1/2009	3,243,500	3,603,000	3,230,000	3,290,000	-	13,366,500
Options issued during the year	-	-	-	-	3,450,000	3,450,000
Options exercised during the year	-	-	-	-	-	-
Options expired/cancelled during the year	(3,243,500)	(21,500)	-	-	-	(3,265,000)
Options outstanding at 31/12/2009	**-**	**3,581,500**	**3,230,000**	**3,290,000**	**3,450,000**	**13,551,500**

Stock options are posted at fair market value:

- EUR 1.67 for the 2004 plan;
- EUR 1.74 for the 2005 plan;
- EUR 0.72 for the 2007 plan, except for options granted to employee of the subsidiary Medusa Film S.p.A., whose value is EUR 0.77;
- EUR 0.30 for the 2008 plan.
- EUR 1.35 for the 2009 plan.

The options' fair value was determined according to the binomial method: specifically, stock option exercise is incorporated in the model, assuming that the option is exercised as soon as the option price is higher than a predetermined multiple of the exercise price. Any price dilution resulting from the issuing of new shares is already discounted in current market prices. The model is based on the following data:

- spot price of the valuation day (reference price);



- historical volatility over the previous year before the ex-dividend date (calculated on reference prices) as best approximate measure of expected volatility;
- expected dividend yield calculated assuming that the value of the dividend distributed in the year remains steady over time until expiry;
- euro rate curve;
- zero exit rate of stock option holders.

The assumptions made on the main items included in the model are detailed below:

	Plan 2004	Plan 2005	Plan 2007	Plan 2008	Plan 2009
Average stock price	EUR 9.343	EUR 9.735	EUR 7.600	EUR 4.347	EUR 4.85
Historical volatility	24.22%	19.01%	16.34%	25.08%	45.39%
Risk-free rate	3.86%	2.84%	4.86%	5.07%	3.00%
Expected dividend yield	4.00%	2.06%	5.81%	12.15%	5.72%

Events after the reporting period

On 21 January 2010 the Company completed the placement of a seven-year unrated bond issue reserved to qualified investors only, for a total nominal amount of EUR 300 million, approved by the Board of Directors of Mediaset S.p.A. on 15 December 2009. Bids amounted to over EUR 1,300 million, more the 4 times the offering. The joint lead managers of the placement were Banca IMI, BNP Paribas and Deutsche Bank. The bonds are traded on the Luxembourg Exchange and have the following features:

- single denomination of EUR 50,000 and multiples of EUR 1,000 up to EUR 99,000;
- maturity date: 1 February 2017;
- annual gross coupon: 5%;
- issue price: 99.538%.

The issue will allow Mediaset Group to extend the average duration of its debt.

Expected developments

The international economic situation, particularly in Spain, appears weak and uncertain, with recovery still some way off.

Nevertheless, in the first months of 2010 advertising investments, in particular in television, appeared more dynamic. In fact, revenues for the first two months were decidedly positive, both in Italy and Spain.

This trend, which in any case is up against the most critical period of last year, has created a solid basis for the pursuit, over the year, in the two geographic areas of reference of the Group's objectives in terms of revenue growth and a further increase in market share.

In particular, in Spain, Telecinco which in 2009 was heavily affected by the economic downturn and a much more demanding competitive scenario, during 2010 is expected to operate in more favourable conditions. On the one hand, the new legislative framework, introduced during 2009, will not permit the state-owned broadcaster RTVE to operate directly in the advertising market in 2010. On the other hand, the competitive environment will be more concentrated, following the integration of Telecinco and Cuatro, which will become effective when the corporate operations, foreseen in the agreement with Prisa reached in December, have been finalised.


MEDIASET

We therefore expect to see an increase in the Group's advertising revenues, which will be made even more effective by a continuation, also during 2010, of the rigorous policy of controlling television costs.

Finally, the fact that in Italy we expect to see an operating breakeven in the Mediaset Premium business and further improvements in the performance of diversified businesses, should make it possible to record for 2010 consolidated net profits that are higher than those for 2009.

ADDITIONAL INFORMATION

Privacy: Security policy document

According to Legislative Decree n° 196/2003 – Privacy Code – Annex B "Technical provisions on minimum security levels (Articles 33-36 of the code)", paragraph 26, "the Controller shall confirm, in the Report on Operations if applicable, that a security policy document ("Documento programmatico sulla sicurezza") has been drawn up or updated".

In compliance with article 26 of the 'Technical provisions on minimum security levels' contained in Legislative Decree n° 196 of 30 June 2003 , known as 'Personal Data Protection Code', the Controller responsible for data privacy hereby confirms that Security policy document (Documento programmatico sulla sicurezza - DPS) has been duly updated. The document was originally prepared in compliance with law requirements and is periodically updated on a regular basis (the previous update is dated 8 March 2009).

The DPS defines the policies, security standards and procedures adopted by the Company with respect to the processing of personal data, based on assessments of the risks associated with such data and the assignment of tasks and responsibilities among the functions in charge of data processing.

Surveillance and control

In compliance with Legislative Decree n° 231/2001 regarding corporate criminal liability, in 2003 the Company appointed an internal "Surveillance and control committee", a Committee that operates in total independence and with the support of corporate functions and external consultants, as required, to monitor the compliance with and update the contents of the adopted Organisational Model, and to report any violations or non-compliance to the Company's Board of Directors.

Management and coordination

Mediaset S.p.A. is de facto controlled by Fininvest S.p.A., since the latter company holds 38.618% of the Company's share capital. On 4 May 2004 Fininvest announced that it would no longer conduct management and coordination activities for Mediaset, in accordance with Article 2497 et seq. of the Italian Civil Code. The Company acknowledged Fininvest's statement during the Board meeting of 11 May 2004. Fininvest's statement is confirmed by the fact that Mediaset defines its own strategies and enjoys full independence in terms of management, organisation and transaction powers, and is not subject to Fininvest's direction or coordination in conducting its business activities. In particular, Mediaset does not receive directives from Fininvest, and Fininvest does not provide assistance or coordination, whether of a technical, administrative or financial nature, to Mediaset and its subsidiaries.

In accordance with Article 2497 et seq. of the Italian Civil Code, Mediaset S.p.A. currently directs and coordinates the activities of the companies listed below:

- Digitalia '08 S.r.l.;
- Elettronica Industriale S.p.A.;
- Med Due S.r.l.;

- Media Shopping S.p.A.;
- Mediaset Investimenti S.p.A.;
- Medusa Film S.p.A.;
- Publitalia '80 S.p.A.;
- R.T.I. S.p.A.;
- Taodue S.r.l.;
- Video Time S.p.A.
- X Content S.r.l. in liquidation.

DIRECTORS' REPORT TO THE SHAREHOLDERS

A) *Financial Statements as at 31 December 2009*

1. *Approval of the Financial Statements as at 31 December 2009 and Directors' Report on Operations; presentation of the External Auditing Company's Report and Statutory Auditors' Report to the Shareholders; presentation of the Consolidated Financial Statements as at 31 December 2009; Directors' Report on Operations and External Auditing Company's Report.*

   Dear Shareholders,
   Confiding in your approval of the format and criteria adopted in preparing the Company's Balance Sheet, Income Statement, Cash Flow Statement, Tables of the Changes in the Net Equity and the Explanatory Notes to these Financial Statements as at 31 December 2008, we submit them for your approval together with our Report on Operations.

2. *Approval of the allocation of operating profit; relevant resolutions*

   Dear Shareholders,
   We also invite you to resolve upon the allocation of the profit for the year, amounting to EUR 329,706,995.23, proposing to pay out a EUR 0.22 dividend per share through the partial utilization of available profit and to allocate the residual profit to extraordinary reserves.

   For your information, we also point out that based on the number of outstanding shares as at 23 March 2010 (1,181,227,564 shares minus 44,825,500 treasury shares) the aforesaid dividend distribution would amount to EUR 250,008,454.08.

B) *Extension of Reconta Ernst & Young S.p.A.'s audit service contract awarded by shareholders' resolution of 16 April 2008*

3. *Extension of Reconta Ernst & Young S.p.A.'s audit service contract awarded by shareholders' resolution of 16 April 2008; relevant resolutions*

   Dear Shareholders,
   We remind you that, in accordance with the combined provisions under Articles 156 and 159 of Legislative Decree n° 58 of 24 February 1998, by resolution adopted on 16 April 2008 the Shareholders designated the company Reconta Ernst & Young S.p.A. to audit the annual and consolidated Financial Statements for the years 2008 – 2016.

   At this regard we inform you that, as a result of recent changes in the reference regulatory framework requiring a significant increase in the scope of the assignment, in a letter dated 5 March 2010 Reconta Ernst & Young S.p.A. indicated that under the current circumstances, the conditions exist to modify the timeframe and fees originally estimated for the services provided, and therefore requested an increase of the fees payable for auditing services for the years 2009 – 2016.


MEDIASET

Report of the Board of Statutory Auditors on the third item of business on the agenda

Shareholders,

you are called to vote on the supplementary fees payable to auditors Reconta Ernst & Young S.p.A. for additional work with respect to the auditing services already approved by the General Shareholders' Meeting of 16 April 2008. Pursuant to article 159, Legislative Decree 58/1998, the compensation paid to the auditors is established by the General Shareholders' Meeting on the basis of a reasoned proposal submitted by the supervisory body. Therefore, the Board of Statutory Auditors of your company hereby presents this proposal in relation to the additional fees to pay the firm engaged to audit the financial statements of Mediaset S.p.A..

It should be remembered that Legislative Decree 173/2008 modified article 123-bis of the Consolidated Finance Act (Testo Unico della Finanza), significantly extending the scope of information disclosures which listed companies must provide in their management report, or in a separate report, with special regard to the corporate governance system. The firm of auditors, pursuant to article 156 of the above Act, is required to express an opinion on the consistency of the management report with the financial statements and must therefore, pursuant to audit principles, perform the necessary checks to be able to deliver such an opinion.

Therefore, in consideration of the extra work required and the fact that the resolution of the general meeting of 16 April 2008 made express provision that any future circumstances such as to modify the estimated time required for audit work would be the subject of negotiations for the purposes of supplementing the fee, Reconta Ernst & Young S.p.A. has raised a proposal to supplement the original fee agreed.

In the proposal, the auditors estimate that an extra 600 person/hours will be required, corresponding to a fee of Euro 95,000 annually from 2009 to 2016, when their mandate expires. The aforementioned fees will be adjusted each year, starting from 1 July 2010, based on the change in the ISTAT cost of living index compared with 30 June the previous year.

The Board of Statutory Auditors has carefully assessed this proposal and invites the General Meeting to vote in favour of it for the following reasons:

- the verification of the consistency of the management report, which is made more complex by the new legislation, is one of the circumstances in which the fees established by the resolution to assign the audit engagement may be supplemented;
- the time required for the verification also includes the checks to perform on the main companies in Mediaset group, because the management and corporate governance reports also refer to the group, in addition to Mediaset S.p.A.;
- the time required represents about 5% of the total number of hours needed to audit the financial statements of Mediaset S.p.A. and its main subsidiaries;
- the aforementioned percentage seems appropriate with reference to the overall framework of verifications of the corporate and consolidated financial statements, and sufficient to perform adequately the additional work needed to ensure the accuracy of corporate information in the interest of shareholders;
- the hourly rate proposed is consistent with the level of fees of top professionals for this particular control work;

- the administration of Mediaset S.p.A., the main operating counterparty of the auditors, believes the proposal to be reasonable.

Shareholders, the Board of Statutory Auditors therefore invites you:

to approve the supplementary fees payable to Reconta Ernst & Young to perform the additional work with respect to the audit services already approved by the General Meeting of 16 April 2008, amounting to Euro 95,000 annually from 2009 to 2016. The aforementioned fees will be adjusted annually, starting on 1 July 2010, according to the change in the ISTAT cost of living index with respect to 30 June the previous year.

C) Authority to the Board of Directors for the purchase and sale of treasury shares

4. *Authority to the Board of Directors to purchase and sell treasury shares, also to service Stock Option Plans; relevant resolutions*

Dear Shareholders,

After approval of the Financial Statements as at 31 December 2009, the Board of Directors' authority to purchase treasury shares will expire.

We deem it useful to renew such authority in order to pursue, in the Company's interest, the objectives permitted by the applicable regulations, including:

a) conduct transactions on shares to be sold to Stock Option Plan participants for the 2003/2005, 2006/2008 and 2009/2011 periods;

b) conduct trading and hedging transactions;

c) make cash investments.

Purchase transactions shall be carried out in compliance with Articles 2357 et seq. of the Italian Civil Code, Article 132 of Legislative Decree n° 58/98, Article 144, part two, of Consob regulation implementing Legislative Decree n° 58 of 24 February 1998, concerning the discipline of issuers ("Issuers Regulation"), and with all other applicable provisions, including those under Directive 2003/6 as well as EU and national regulations for the enforcement thereof.

To date, the company's share capital amounts to EUR 614,238,333.28, subdivided into 1,181,227,564 shares of common stock, and as of 23 March 2010 the Company owns 44,825,500 treasury shares, equal to 3.795% of the share capital; Mediaset's subsidiaries do not hold any shares of the parent company.

We therefore submit for your approval the proposal to vest the Board of Directors with authority to purchase, through the trading of options or financial instruments (including derivatives of Mediaset stock) or otherwise, up to a maximum of 118,122,756 common treasury shares at the par value of EUR 0.52 each (equal to 10% of the current share capital), in one or more transactions, until approval of the Financial Statements as at 31 December 2010 and in any case for a period not longer than 18 months from the date of the Shareholders' Meeting's resolution. The amount indicated above is covered by the reserves available as specified in the latest approved Financial Statements.

The purchases shall be carried out as follows:

i) Purchases required for the implementation of the 2003/2005 and 2006/2008 Stock Option Plans shall be carried out in the listing Stock Exchange, using operating criteria as set forth in Article 144, part two, paragraphs b) and c) of the Issuers Regulation, at a price not exceeding the higher between the price of the last independent transaction


MEDIASET

and the price of the highest current independent offer on the electronic stock market managed by Borsa Italiana;

ii) Any other purchases shall be conducted in the listing Stock Exchange, using operating criteria as set forth in Article 144, part two, paragraphs b) and c) of the Issuers Regulation, at a price not exceeding the higher between the price of the last independent transaction and the price of the highest current independent offer on the electronic stock market managed by Borsa Italiana;

We also ask you, in accordance with Article 2357, part three, of the Italian Civil Code, to confirm the Board of Directors' authority to perform the following, in compliance with all law provisions applicable from time to time and with the regulations issued by Borsa Italiana, and in accordance with relevant EU provisions:

a) sell treasury shares, whether purchased in accordance with this resolution or already in the company's portfolio, to Stock Option Plan participants upon their exercise of the granted options, at the prices and under the terms and conditions set forth in the each of the Stock Option documents applicable to the 2003/2005, 2006/2008 and 2009/2011 Plans. The authority requested in this paragraph is limited to the period indicated in each Stock Option Plan;

b) sell shares previously purchased in accordance with this resolution or already in the company's portfolio according to the following alternative procedures:

i) through cash transactions; in this case, the sales shall be carried out in the listing stock exchange and/or over the counter, at a price not less than 90% of the reference price recorded by the stock in the trading day prior to each individual transaction; or

ii) through exchanges, swaps, assignments or other acts of disposal, as part of industrial projects or extraordinary finance transactions. In this case the economic terms of the sale, including the valuation of the shares that are being traded, shall be determined with the assistance of independent experts on the basis of the nature and characteristics of the transaction, also keeping in mind the market performance of Mediaset stock.

The authority requested in this paragraph b) is limited to a period not exceeding 18 months after the resolution date.

For the Board of Directors

The Chairman

MEDIASET SPA


00: 14:35

2009 ANNUAL REPORT

Financial Statement and Explanatory Notes

12g8-2(b)

MEDIASET S.p.A.

Statement of Financial Position as at 31 December 2009

(amounts in EUR)

ASSETS	Notes	31/12/2009	31/12/2008
Non current assets	**5**		
Property, plant and machinery and other tangible assets	5.1	4,829,075	4,924,696
Television rights	5.2	-	-
Other intangible assets	5.4	82,075	123,360
Investments in:	5.5		
subsidiaries		1,836,029,041	1,488,747,922
other companies		1,999	1,999
Total		1,836,031,040	1,488,749,921
Receivables and other non current financial assets	5.6	202,724	51,356,849
Deferred tax assets	5.9	4,064,522	11,894,552
Total non current assets		**1,845,209,436**	**1,557,049,378**
Current Assets	**6**		
Trade receivables due from:	6.2		
customers		87,158	151,619
associates		140,000	108,000
subsidiaries		4,621,826	43,427,287
affiliated companies and joint ventures		18,122	-
holding companies		9,000	9,000
Total		4,876,106	43,695,906
Tax assets	6.3	4,953,005	1,939,249
Other trade receivables and current assets	6.4	39,718,491	35,931,342
Intercompany financial receivables due from	6.5		
subsidiaries		3,009,640,433	3,318,394,896
affiliated companies and joint ventures		-	136,176
Total		3,009,640,433	3,318,531,072
Other financial current assets	6.6	35,610,759	19,433,925
Cash and cash equivalents	6.7	82,472,138	81,840,068
Total current assets		**3,177,270,932**	**3,501,371,562**
Non current assets held for sale	**7**	**-**	**-**
TOTAL ASSETS		**5,022,480,368**	**5,058,420,940**

MEDIASET S.p.A.

Statement of Financial Position as at 31 December 2009

(amounts in EUR)

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	31/12/2009	31/12/2008
Shareholders' equity	**8**		
Share capital	8.1	614,238,333	614,238,333
Share premium reserve	8.2	275,237,092	275,237,092
Treasury shares	8.3	(416,656,052)	(416,656,052)
Other reserves	8.4	2,688,792,353	2,311,137,425
Revaluation reserve	8.5	6,337,812	11,435,974
Reserve for rounding figures		2	3
Profit (loss) brought forward	8.6	(807,853,578)	(807,853,578)
Profit (loss) for the year	8.7	329,706,995	342,478,810
TOTAL SHAREHOLDERS' EQUITY		**2,689,802,957**	**2,330,018,007**
Non current liabilities	**9**		
Post-employment benefit plans	9.1	4,257,391	4,581,174
Deferred tax liabilities	9.2	402,063	629,018
Payables and financial liabilities	9.3	794,309,608	883,729,684
Provisions for risks and charges	9.4	142,867	34,755,796
Total non current liabilities		**799,111,929**	**923,695,672**
Current liabilities	**10**		
Payables due to banks	10.1	714,811,909	543,190,135
Trade payables	10.2		
suppliers		3,572,637	4,825,126
subsidiaries		584,379	598,030
verso imprese collegate e a controllo congiunto		916	-
associates		278,925	268,934
holding companies		26,000	318,637
Total		4,462,857	6,010,727
Provisions for risks and charges	10.3	6,054,913	80,000
Tax payables	10.4	1,135,047	16,366,510
Intercompany financial payables due to	10.5		
subsidiaries		374,531,021	358,864,811
affiliated companies and joint ventures		1,131,977	-
Total		375,662,998	358,864,811
Other financial liabilities	10.6	406,122,568	866,391,119
Other current liabilities	10.7	25,315,190	13,803,959
Total current liabilities		**1,533,565,482**	**1,804,707,261**
Non current liabilities linked to assets held for sale	**11**		-
TOTAL LIABILITIES		**2,332,677,411**	**2,728,402,933**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**5,022,480,368**	**5,058,420,940**

MEDIASET S.p.A.

Income Statement as at 31 December 2009

(amounts in EUR)

INCOME STATEMENT	Notes	2009	2008
Revenues	**12**		
Revenues from sales and services	12.1	4,914,664	18,749,636
Other revenues and proceeds	12.2	7,476,149	29,141,301
Total revenues		**12,390,813**	**47,890,937**
Costs	**13**		
Personnel expenses	13.1	31,070,563	29,848,363
Purchases	13.2	330,647	390,059
Services	13.5	19,850,607	18,233,620
Leasing and rental	13.6	3,621,825	3,061,305
Provisions for risks	13.7	5,950,361	-
Sundry operating costs	13.8	7,761,031	4,897,925
Amortisation and depreciation	13.9	174,542	9,971,214
Total costs		**68,759,576**	**66,402,486**
Profit/(loss) deriving from disposals of non current assets	**14**	**-**	**-**
Operating profit		**(56,368,763)**	**(18,511,549)**
(Charges)/proceeds deriving from financial investments	**15**		
Financial charges	15.1	(240,313,345)	(236,000,530)
Financial proceeds	15.2	244,100,176	288,416,359
Proceeds/(charges) deriving from investments	15.3		
dividends from subsidiaries		369,206,773	308,153,849
Total		369,206,773	308,153,849
Total (charges)/proceeds deriving from financial investments		**372,993,604**	**360,569,678**
Pre-tax result		**316,624,841**	**342,058,129**
Income taxes for the year	**16**		
current taxes	16.1	(21,363,002)	(16,895,178)
deferred tax assets and liabilities	16.2	8,280,848	16,474,497
Total income taxes for the year		**(13,082,154)**	**(420,681)**
Net result for the year		**329,706,995**	**342,478,810**
Profit/(loss) deriving from assets to be transferred	17	**-**	**-**
Profit (loss) for the year	**18**	**329,706,995**	**342,478,810**

MEDIASET S.p.A.

Comprehensive Income Statement as at 31 December 2009

(values in EUR)

COMPREHENSIVE INCOME STATEMENTS	Notes	31/12/2009	31/12/2008
PROFIT (LOSS) FOR THE YEAR (A)		**329,706,995**	**342,478,810**
Statement of comprehensive profits/(losses)			
Effective portion of gains and losses on hedging instruments in a cash flow hedge	8.5	(5,793,506)	(4,119,958)
Actuarial gains and losses on defined benefit plans	8.5	(84,524)	(141,058)
Dividends received from "*under common control*" operations	8.4	472,024,000	
Tax effects relating to other gains/(losses)		(4,873,872)	1,370,171
TOTAL CONPREHENSIVE INCOME(LOSSES) NET OF TAX EFFECTS (B)		**461,272,098**	**(2,890,845)**
TOTAL COMPREHENSIVE INCOME FOR THE YEAR (A+B)		**790,979,093**	**339,587,965**

MEDIASET S.p.A.

Cash Flow Statement as at 31 December 2009

(EUR thousands)

CASH FLOW FROM OPERATING ACTIVITIES	31/12/2009	31/12/2008
Operating income	(56,369)	(18,512)
Amortisation (intangible/tangible assets) and depreciation	175	9,971
Allowances net of utilisation	5,409	(2,638)
Other non monetary changes	883	435
Changes in current assets	25,522	(30,397)
Gains/losses from sale of assets	-	(24,422)
Interests received/paid	57,621	164,463
Income tax paid/received	17,341	(1,257)
Dividends collected	370,072	308,739
Net cash generated by operating activities (A)	**420,654**	**406,382**
CASH FLOW FROM INVESTING ACTIVITIES		
(Investments)/Disposals in tangible assets	(3)	(33)
(Investments)/Disposals in intangible assets (rights)	-	32,252
(Investments)/Disposals in other intangible assets	(35)	(120)
Equity investments	(350,000)	-
Total (Investments)/Disposals in assets	(350,038)	32,099
Payments for increases in financial assets	-	(12,311)
Revenues for decrease in financial assets		-
Net cash deriving from/utilised for investments (B)	**(350,038)**	**19,788**
CASH FLOW FROM FINANCING ACTIVITIES		
Net variation of long term financial payables	(91,523)	61,268
Dividends paid	(431,833)	(488,653)
Net variation of other financial assets/ liabilities	184,298	96,748
Interests due and other financial charges	(56,648)	(108,218)
Net cash deriving from/utilised for financial activities (C)	**(395,706)**	**(438,855)**
Change in cash and cash equivalents (D=A+B+C)	**(325,090)**	**(12,685)**
Cash and cash equivalents at the beginning of the year (E)	**3,041,506**	**3,054,191**
Cash and cash equivalents at end of the year (F=D+E)	**2,716,416**	**3,041,506**

MEDIASET S.p.A.

Statement of changes in Shareholders' equity for the years ended as at December 31, 2009 and as at December 31, 2008

(EUR thousands)

	Share capital	Share premium reserve	Treasury shares	Legal reserve	Other reserves	Evaluation reserve	Profit/(loss) brought forward	Profit/(loss) for the year	Total Shareholders' equity
Balance as of 1/1/2008	**614,238**	**275,237**	**(416,656)**	**122,848**	**2,195,363**	**13,782**	**(807,853)**	**481,609**	**2,478,568**
									-
2007 net result allocation									-
as per GM resolution of 16/04/2008					(7,158)	114		(481,609)	(488,653)
Reserve on unrealised exchanges flow					84	(85)			(1)
Changes in Stock Option Plans						897			897
Changes in H.R. collar on interest rates						(381)			(381)
Changes in purchase/sale									-
of Treasury shares									-
Changes in post-employment benefit plans									-
Comprehensive profit/(loss) for the year						(2,891)		342,479	339,588
Balance as of 31/12/2008	**614,238**	**275,237**	**(416,656)**	**122,848**	**2,188,289**	**11,436**	**(807,853)**	**342,479**	**2,330,018**
Balance as of 1/1/2009	**614,238**	**275,237**	**(416,656)**	**122,848**	**2,188,289**	**11,436**	**(807,853)**	**342,479**	**2,330,018**
2008 net result allocation									-
as per GM resolution of 2/04/2009					(89,354)			(342,479)	(431,833)
Reserve on unrealised exchanges flow					56	(56)			-
Changes in Stock Option Plans					1,419	(3,256)			(1,837)
Changes in H.R. collar on interest rates						2,476			2,476
Changes in purchase/sale									-
of Treasury shares									-
Changes in post-employment benefit plans									-
Comprehensive profit/(loss) for the year						461,272		329,707	790,979
Balance as of 31/12/2009	**614,238**	**275,237**	**(416,656)**	**122,848**	**2,100,410**	**471,872**	**(807,853)**	**329,707**	**2,689,803**

1293-2(b)

MEDIASET S.p.A.

Statement of Financial Position pursuant to CONSOB Resolution No. 15519 of 27 July 2006

ASSETS	Note	31/12/2009	of witch related parties	% of inci-dence	31/12/2008	of witch related parties	% of inci-dence
Non current assets	5						
Property, plant and machinery and other tangible assets	5.1	4,829,075			4,924,696		
Other intangible assets	5.4	82,075			123,360		
Investments in:	5.5						
subsidiaries		1,836,029,041			1,488,747,922		
other companies		1,999			1,999		
Total		1,836,031,040			1,488,749,921		
Receivables and other non current financial assets	5.6	202,724			51,356,849		
Deferred tax assets	5.9	4,064,522			11,894,552		
Total non current assets		**1,845,209,436**			**1,557,049,378**		
Current Assets	6						
Trade receivables due from:	6.2						
customers		87,158			151,619		
associates		140,000			108,000		
subsidiaries		4,621,826			43,427,287		
affiliated companies and joint ventures		18,122			-		
holding companies		9,000			9,000		
Total		4,876,106			43,695,906		
Tax assets	6.3	4,953,005			1,939,249		
Other trade receivables and current assets	6.4	39,718,491	*37,981,154*	*95.6%*	35,931,342	*33,511,687*	*93.3%*
Intercompany financial receivables due from	6.5						
subsidiaries		3,009,640,433			3,318,394,896		
affiliated companies and joint ventures		-			136,176		
Total		3,009,640,433			3,318,531,072		
Other financial current assets	6.6	35,610,759	*15,347,438*	*43.1%*	19,433,925	*18,367,473*	*94.5%*
Cash and cash equivalents	6.7	82,472,138			81,840,068		
Total current assets		**3,177,270,932**			**3,501,371,562**		
Non current assets held for sale	7	-			-		
TOTAL ASSETS		**5,022,480,368**			**5,058,420,940**		

Other receivables and current assets pertaining to related parties mainly refer both to receivables due from subsidiaries: EUR 20,314 thousand from IRES (Corporate Tax) receivables based on tax consolidation, and EUR 10,175 thousand from Group's centralised VAT payables, as well as EUR 7,326 thousand from receivables from the parent company Fininvest S.p.A. Said receivables include EUR 1,216 thousand from the request for reimbursement for partial deductibility of the IRAP (Regional Tax) paid by the companies adhering to the Fininvest tax Consolidation in fiscal year 2004 and EUR 6,000 thousand from the portion that Fininvest will recognize to Mediaset and its subsidiaries as a result of the settlement for final closure of the guarantee issued on 6 June 1996, amply commented under *Potential liabilities guaranteed by the parent company Fininvest S.p.A.*.

Other current financial assets pertaining to related parties include EUR 5,247 thousand from receivables due from subsidiary R.T.I. S.p.A. regarding exchange rate hedge financial derivatives that Mediaset S.p.A. has acquired in the market and that were subject to transfer based on an intercompany contract and EUR 10,100 thousand for Telecinco shares equal to EUR 10.10 per share calculated at market value as at 31 December 2009.

MEDIASET S.p.A.

Statement of Financial Position pursuant to CONSOB Resolution No. 15519 of 27 July 2006

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	31/12/2009	of witch related parties	% of inci-dence	31/12/2008	of witch related parties	% of inci-dence
Shareholders' equity	8						
Share capital	8.1	614,238,333			614,238,333		
Share premium reserve	8.2	275,237,092			275,237,092		
Treasury shares	8.3	(416,656,052)			(416,656,052)		
Other reserves	8.4	2,688,792,353	*465,533,670*	*17.3%*	2,311,137,425		
Revaluation reserve	8.5	6,337,812			11,435,974		
Reserve for rounding figures		2			3		
Profit (loss) brought forward	8.6	(807,853,578)			(807,853,578)		
Profit (loss) for the year	8.7	329,706,995			342,478,810		
TOTAL SHAREHOLDERS' EQUITY		**2,689,802,957**			**2,330,018,007**		
Non current liabilities	9						
Post-employment benefit plans	9.1	4,257,391			4,581,174		
Deferred tax liabilities	9.2	402,063			629,018		
Payables and financial liabilities	9.3	794,309,608			883,729,684		
Provisions for risks and charges	9.4	142,867			34,755,796		
Total non current liabilities		**799,111,929**			**923,695,672**		
Current liabilities	10						
Payables due to banks	10.1	714,811,909			543,190,135		
Trade payables	10.2						
suppliers		3,572,637			4,825,126		
subsidiaries		584,379			598,030		
affiliated companies and joint ventures		916			-		
associates		278,925			268,934		
holding companies		26,000			318,637		
Total		4,462,857			6,010,727		
Provisions for risks and charges	10.3	6,054,913			80,000		
Tax payables	10.4	1,135,047			16,366,510		
Intercompany financial payables due to	10.5						
subsidiaries		374,531,021			358,864,811		
affiliated companies and joint ventures		1,131,977			-		
Total		375,662,998			358,864,811		
Other financial liabilities	10.6	406,122,568	*395,517,069*	*97.4%*	866,391,119	*852,673,985*	*98.4%*
Other current liabilities	10.7	25,315,190	*18,981,594*	*75.0%*	13,803,959	*7,924,406*	*57.4%*
Total current liabilities		**1,533,565,482**			**1,804,707,261**		
Non current liabilities linked to assets held for sale	11	-			-		
TOTAL LIABILITIES		**2,332,677,411**			**2,728,402,933**		
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**5,022,480,368**			**5,058,420,940**		

Other reserves pertaining to related parties refers to the EUR 472,024 thousand dividend collected by the subsidiary Mediaset Investment S.a.r.l., net of the EUR 6,490 thousand tax effect allocated directly to Shareholders' Equity Reserve because it is a distribution of profit reserves formed as a result of transactions under common control, hence not recorded in the Income Statement at the time of their distributions.

Other financial liabilities pertaining to related parties refer both to an intercompany loan granted to subsidiary Mediaset Investment S.a.r.l. for EUR 392,294 thousand, including accruals of interest at year end, and to payables to the subsidiaries RTI S.p.A. for EUR 3,201 thousand and Media Shopping S.p.A. for EUR 23 thousand, in view of financial derivatives to hedge exchange rate risks that Mediaset S.p.A. purchases on the market and then transfers by stipulating intercompany contracts.

Other current liabilities pertaining to related parties mainly include a payable concerning the Group's centralised VAT (EUR 6,368 thousand) and payables due to subsidiaries for tax consolidation purposes (EUR 5,468 thousand) and payables due to subsidiaries pertaining both to the reimbursement due for the partial deductibility of the IRAP (Regional Tax) paid by the companies in the Fininvest tax consolidation during the 2004 fiscal year (EUR 1,172 thousand), as well as the portion due for the final closure of the guarantee (EUR 5,973), commented below.

MEDIASET S.p.A.

Income Statement pursuant to CONSOB Resolution No. 15519 of 27 July 2006

INCOME STATEMENT	Note	31/12/2009	of witch related parties	% of inci-dence	31/12/2008	of witch related parties	% of inci-dence
Revenues	12						
Revenues from sales and services	12.1	4,914,664	4,871,834	99.1%	18,749,636	18,145,918	96.8%
Other revenues and proceeds	12.2	7,476,149	6,349,383	84.9%	29,141,301	24,766,911	85.0%
Total revenues		**12,390,813**			**47,890,937**		
Costs	13						
Personnel expenses	13.1	31,070,563			29,848,363		
Purchases	13.2	330,647			390,059		
Services	13.5	19,850,607	2,131,852	10.7%	18,233,620	2,648,638	14.5%
Leasing and rental	13.6	3,621,825	2,724,988	75.2%	3,061,305	2,702,041	88.3%
Accantonamenti	13.7	5,950,361					
Sundry operating costs	13.8	7,761,031	5,635,332		4,897,925		
Amortisation and depreciation	13.9	174,542			9,971,214		
Total costs		**68,759,576**			**66,402,486**		
Profit/(loss) deriving from disposals of non current assets	14	-			-		
Operating profit		**(56,368,763)**			**(18,511,549)**		
(Charges)/proceeds deriving from financial investments	15						
Financial charges	15.1	(240,313,345)	(116,196,881)	48.4%	(236,000,530)	(119,925,339)	50.8%
Financial proceeds	15.2	244,100,176	155,934,345	63.9%	288,416,359	220,731,111	76.5%
Proceeds/(charges) deriving from investments	15.3						
dividends from subsidiaries		369,206,773			308,153,849		
other proceeds/(charges) deriving from investments		-			-		
Total		369,206,773			308,153,849		
Total (charges)/proceeds deriving from financial investments		**372,993,604**			**360,569,678**		
Pre-tax result		**316,624,841**			**342,058,129**		
Income taxes for the year	16						
current taxes	16.1	(21,363,002)			(16,895,178)		
deferred tax assets and liabilities	16.2	8,280,848			16,474,497		
Total income taxes for the year		**(13,082,154)**			**(420,681)**		
Net result for the year		**329,706,995**			**342,478,810**		
Profit/(loss) deriving from assets to be transferred	17	-			-		
Profit (loss) for the year	18	**329,706,995**			**342,478,810**		

Revenues from sales and services pertaining to related parties mainly refer both to the services rendered by the Central Communication and Information Management for EUR 3,402 thousand and the provision of graphic advertising services for EUR 564 thousand, as well as to the commissions on sureties provided to third parties in the interest of the subsidiaries for EUR 580 thousand.

Other revenues and proceeds pertaining to related parties refer for EUR 6,000 to the proceed for the extinction of all mutual obligations with reference to the controversies still covered by the guarantee towards the parent company Fininvest S.p.A. and for EUR 347 thousand as lease of the property in Rome towards the subsidiary R.T.I. S.p.A. *Services rendered* pertaining to related parties refers mainly to the air travel expenses due to the affiliate Alba Servizi Aerotrasporti S.p.A. for EUR 954 thousand, administrative services to the subsidiary R.T.I. S.p.A. for EUR 748 thousand and to the subsidiary Videotime S.p.A. for EUR 38 thousand, to costs for personnel temporarily assigned to the affiliate Fininvest Gestioni Servizi S.p.A. for EUR 66 thousand, and to sponsorships to the affiliate Il Teatro Manzoni S.p.A. for EUR 283 thousand.

Leasing and rental pertaining to related parties primarily refer to property rents paid to subsidiary R.T.I. S.p.A. for EUR 2,002 thousand, the parent company Fininvest S.p.A. for EUR 249 thousand and EUR 465 thousand for the use of the Fininvest brand granted by parent company Fininvest S.p.A..

Sundry operating costs pertaining to related parties refers to the portion recognised to the subsidiaries as a result of the settlement for the final closure of the Fininvest guarantee, whose most sizeable amount is to the subsidiary R.T.I. S.p.A. for EUR 4,962 thousand, commented below.

Financial charges due to related parties mainly refer to interest due on a loan to subsidiary Mediaset Investment S.a.r.l. for EUR 27,265 thousand and to the subsidiary Mediaset Investment Belgium S.p.r.l. for EUR 1,324 thousand, interest due on the Group's current accounts to subsidiary companies and jointly controlled companies for EUR 2,950 thousand and losses from foreign exchange operations mainly to subsidiary R.T.I. S.p.A. for EUR 84,612 thousand (of which EUR 34,445 thousand from valuation).

Financial charges due to related parties mainly refer to interest due on the Group's current accounts for EUR 60,052 to subsidiary companies and jointly controlled companies, and income from foreign exchange operations prevalently from subsidiary R.T.I. S.p.A. for EUR 93,385 thousand (of which EUR 36,767 thousand from valuation), from dividends collected on Telecinco shares for EUR 865 thousand, and from the net unrealised income for EUR 2,550 thousand deriving from the year-end fair value valuation of the Telecinco shares in the portfolio as at 31 December 2009 (EUR 10.10 per share).

Financial income for dividends received from subsidiaries includes dividends received from subsidiary R.T.I. S.p.A. amounting to EUR 269,231 thousand, dividends received from subsidiary Publitalia '80 S.p.A. equal to EUR 82,000 thousand, and dividends received from subsidiary Mediaset Investment S.a.r.l. for EUR 490,000 thousand, of which EUR 472,024 thousand directly allocated to Net Shareholders' Equity Reserve, because it is a transaction under common control. The dividends received from the Luxembourg subsidiary were used to extinguish part of the loan to it.

Greater details on the relations with the Group companies are provided in the Report on Operations, in the relevant section with detailed tables.

MEDIASET S.p.A.

Explanatory Notes

1. General information

Mediaset S.p.A. is a stock company established in Italy and registered with the Registrar of Companies of Milan. The registered offices are in Via Paleocapa, 3 – Milan. The controlling shareholder is Fininvest S.p.A. The main activities of the company and its subsidiaries are described in the Group's Report on Operations.

These Financial Statements are denominated in Euro since this is the currency used for most of the Company's operations.

Amounts are in EUR thousands.

2. Adoption of International Accounting Standards

Following to the enforcement of Italian Law Decree No. 38 of 28 February 2005, implementing European Regulation No. 1606/2002, Mediaset S.p.A. drafted its Financial Statements ended as at 31 December 2008 consistently with the International Accounting and Reporting Standards (IAS/IFRS) issued by the International Accounting Standards Board (IASB) and subsequently homologated by the EU.

The tables and information in these Financial Statements were prepared in compliance with international standard IAS 1, as established by CONSOB Communication No. DEM 6064313 of 28 July 2006.

Data in these Financial Statements are compared with the Financial Statements of the previous year drafted and shown following the same criteria.

The International Accounting Standards and their interpretation as of the same date were applied for the drafting of these Financial Statements as at 31 December 2009. In particular, the following standards were adopted, applied from 1 January 2009 onwards, in accordance with the provisions of the IASB.

The Company applied the revised version of **IAS 1 – Presentation of the Financial Statements**– issued in September 2007 and applicable from 1 January 2009.

In particular, the amended standard requires that the Statement of changes in shareholders' equity, components other than those generated from transactions with shareholders be presented in a single entry called "Total Profit/(Loss)" and indicated separately alternatively in a single "Total Income Statement" table or in two connected tables, of which one, "Separate Income Statement" shows the components of the profit or loss for the year, and the other one "Total Income Statement table", also shows the other cost and revenue entries, which as required or allowed by the various International Accounting Standards are allocated directly among equity reserves. The company chose the latter option, presenting both the Income Statement and the Total Income Statement tables, consequently modifying the presentation of the statement of Changes in Shareholders' Equity. In the total Income Statement, the other total Income Statement components are reported net of reclassification adjustments, i.e. the amounts (indicated in detail in the explanatory notes commenting changes to the related equity reserves) reclassified in the profit (loss) for the year already recorded in the statement of the other total Income Statement components in the current financial year or in previous ones. The


MEDIASET

statement also highlights the overall tax effect caused by each of the other total Income Statement components.

An **amendment to the revised version of IAS 1** was published, establishing that assets and liabilities resulting from derivative financial instruments designated for hedging shall be classified, in the Balance Sheet, distinguishing between current and non current assets and liabilities.

The **amendment to IAS 27 – Consolidated and Separate Financial Statements**, establishes that all dividends received from subsidiaries, joint ventures and affiliates shall be recorded in the separate Income Statement when the right to receive such dividends matures, without distinguishing whether they derive from profits formed before or after the acquisition of the investment. In relation to this, the **IAS 36 – *Impairment of Assets*** was also revised so that, in assessing whether impairment indications exist, if an affiliate distributed dividends, the following aspects need to be considered:

- the book value of the investment in the separate Financial Statements exceeds the book value of the net assets of the affiliate (inclusive of any associated goodwill) expressed in the consolidated financials statements;
- the dividend exceeds the total of the comprehensive income of the affiliate in the period to which the dividend refers.

The company has adopted the amendment to IAS 27 in table form since 1 January 2009; however, no accounting effects have emerged from its application, since the dividends recorded in the Income Statement in 2099 were distributed by subsidiaries that had not been the subjects of acquisition. IN accordance with the amendment made to IAS 36, the new impairment indicators were also considered for the purposes of recognizing any impairments of the investments.

Point 20 of these Explanatory Notes, "*Additional information on risk hedging financial instruments and policies*" provides the details of the financial assets and liabilities classified in the different categories prescribed by IAS 39, both of the financial year in question and of the previous one, the calculation models used for their evaluation and the details about the different types of financial risks and of the connected hedging assets. Point 20 complies with amendment to **IFRS 7 Financial Instruments – Disclosures**, applied since 1 January 2009, issued to raise the level of disclosure required in case of evaluation at fair value and to strengthen the existing standards on the matter of disclosure of the liquidity risks of financial instruments. In particular, the amendment requires disclosure about the determination of the fair value of financial instruments by hierarchical levels of evaluation. The adoption of this standard had no effect from the viewpoint of evaluation and recording of entries, but only on the type of disclosure provided in the notes.

3. Summary of accounting standards and valuation criteria

General standards and valuation criteria

The generally adopted criteria for entering assets and liabilities is historical cost, with the exception of some financial instruments for which, in compliance with IAS 39, fair value is adopted.

Below is a description of the structure adopted for the Financial Statements with respect to that indicated in IAS 1 and the most significant accounting standards and relevant valuation criteria adopted when drafting these Consolidated Financial Statements.


MEDIASET

Tables and structure of the Financial Statements

The ***Statement of Financial Position*** is drafted according to a scheme that shows the breakdown of "current/non current" assets and liabilities . An asset / liability is recognised as current when it meets one of the following criteria:

- it is expected that it will be obtained/discharged or it is estimated that it will be sold or used in the ordinary operating cycle of the company;
- it is mainly held for trading;
- it is envisaged that it will be sold / discharged within 12 months from the Financial Statements closing date;

in the absence of all three conditions above, assets / liabilities are classified as non current.

The ***Income Statement*** is drafted according to a scheme considering cost allocation by nature, highlighting interim results regarding EBIT and profit before tax. In order to make it easier to measure the evolution of ordinary operations, cost and revenue items resulting from events or operations that by nature and significance of amount are to be considered as non recurring, such as for example the sale of controlling stakes, are booked separately.
These transactions can be associated to the definition of non recurring significant events and transactions, included in CONSOB Communication No. 6064293 of 28 July 2006, while they differ from the definition of "non typical and/or unusual transactions" included in the same CONSOB Communication of 28 July 2006, according to which non typical and/or unusual transactions are those transactions which, because of their significance/relevance, nature of relations, object of the transaction, sale price fixing methods and timing of the event (should they take place near the closing of the year) may be questionable in terms of exhaustive/correct information provided in the Financial Statements, conflict of interest, the protection of the company's assets and protection of minority shareholders.

The ***Comprehensive Income Statement*** shows the expense and revenue entries that, as required or allowed by the various international accounting Standards, are allocated directly among equity reserves.

The ***Cash Flow Statement*** is drafted by applying the indirect method, according to which, EBIT is adjusted for the effects of non monetary operations, for any postponing or provision of previous or future income or operation payments and for items of revenues or cost connected with financial flows deriving from investment or financial activities. Gains and losses resulting from medium-to-long-term financing operations and the relevant hedging instruments, as well as dividends paid, are included in the financing operations.

Statements of changes in Shareholders' equity shows the changes in Shareholders' equity items regarding the following:

- allocation of period profit;
- changes in the net Equity reserve (stock-based payments for stock option plans);
- the effect deriving from any changes in the accounting standards;
- the composition of the overall profit/loss.

For each significant item indicated in the statements above, references are made to the following explanatory notes, where relevant disclosures are provided, along with breakdowns and changes with respect to the previous year.

It should also be noted that, in order to comply with the indications included in Consob Decision No.15519 of 27 July 2006 "Instructions about the structure of Financial Statements", in addition to the mandatory statements, new consolidated Income Statement and Balance

Sheet tables have been prepared highlighting the significant amounts of positions or transactions with related parties which are booked separately from their corresponding reference items.

Property, plant and equipment

Plant, machinery, equipment, buildings and land are entered at acquisition, production or transfer cost. Cost includes ancillary charges, any dismantling costs and the direct cost necessary to make the asset ready for use. These fixed assets, with the exception of land, which is not subject to depreciation, are systematically depreciated in each accounting period on a straight-line basis, using economic and technical depreciation rated determined in relation to the remaining potential use of the assets.

Depreciation is determined on a straight-line basis on the cost of the assets net of the relative residual values (if significant) based on their estimated useful lives, with the application of the following rates:

Buildings	2.5%
Plant and machinery	10% - 20%
Light construction and equipment	5% - 16%
Office furniture and equipment	8% - 20%
Vehicles and other transportation means	10% - 25%

The possibility to recover their value is assessed according to the criteria envisaged by IAS 36 described in section below "Impairment of assets".

All day-to-day maintenance costs are recognised in full to the Income Statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leasehold improvements are attributed to the classes of assets to which they refer and depreciated at the lower between residual life of the lease contract and residual useful life of the type of asset to which the improvement relates.

If the single components of a complex tangible fixed asset have different useful lives, these are depreciated separately according to their economic working life ("*component approach*").

In particular, pursuant to this standard, the value of land and property on it are separated and only property is subject to depreciation.

Gains and losses resulting from transfers or disposals of assets are determined as the difference between the sale revenue and the net book value of the asset and are recognised in the Income Statement.

Leases

Lease payments resulting from operating leases are recognised on a straight-line basis for the time of the term of the contract.

Intangible assets

Intangible assets are assets without any physically identifiable nature, controlled by the company and suitable for generating future economic benefits.

Intangible assets are entered at purchase or production cost, including ancillary charges according to the criteria already described for tangible assets.


MEDIASET

In the event of purchased intangible assets whose availability for use and the relevant payments are deferred beyond ordinary terms, the purchase value and the relative payable are discounted back by entering the implicit financial charges in the original price.

Internally generated intangible assets are recognised to Income Statement in the period in which they are incurred if they relate to research costs.

Development expenditures, mainly regarding software, are recognised and amortised on a straight-line basis over their estimated useful lives (3 years on average), provided that they can be identified, that the cost can be determined and that the asset is likely to generate future economic benefits.

Assets with defined useful life are amortised on a straight-line basis starting from the moment when the asset is available for use for the period of their expected use; the possibility to recover their value is assessed according to the criteria envisaged by IAS 36, described in the next section *Impairment of assets*.

Impairment of assets

Pursuant to IAS 36, which requires the performance of an impairment test on tangible and intangible assets whenever it is assumed that impairment may exist, the carrying value of such tangible and intangible assets is subject to assessment at regular intervals. In the specific case of goodwill, intangible assets with undefined useful life or assets not available for use, such assessment is carried out at least once in a year, usually during the preparation of the annual Financial Statements and every time there is an indication of possible impairment.

The possibility to recover the recognised value is tested by comparing the carrying value entered in the Financial Statements against the higher between fair value less cost to sell (if there is an active market) and the value in use of the asset.

The value in use is defined on the basis of the discounting of expected cash flows from the use of the asset (or asset aggregation, the so-called *cash generating units*) and its disposal at the end of its useful life. Cash generating units were defined in line with the organisational and business structure of the Group as homogenous aggregations that generate independent cash flows resulting from the continuous use of the assets that can be referred to them.

Equity investments in subsidiaries, affiliates and joint ventures

Equity investments in subsidiary, affiliated companies and jointly controlled companies are assessed using the cost method, reduced for impairment value in compliance with IAS 36. The book value is subject to impairment test. In case of write-down for impairment, the cost is recognised to Income Statement; the original value is restored in the following years if the reasons for the write-down are no longer applicable.

Non current financial assets

Equity investments other than investments in subsidiaries, affiliated companies, jointly controlled companies and other enterprises, are entered under *Receivables and non current financial assets* are classified pursuant to IAS 39 as financial assets "*Available for sale*" at *Fair value* (or, alternatively, at cost if the fair value cannot be correctly determined) with allocation of the valuation effects (until the income from the assets is disposed of and except in the case of permanent impairments) to a specific reserve in Shareholders' equity.



In the event of write-down for impairment, the cost is recognised to Income Statement; the original value is restored in subsequent years if the assumptions for the write-down no longer exist.

The risk resulting from possible losses exceeding Equity is entered in a specific provision for risks to the extent to which the parent company is committed to fulfil its legal or implicit obligations towards the associated company or to cover its losses.

Financial assets available for sale include financial investments not held for trading. These are valued according to the aforementioned criteria established for assets "*Available for sale*" and financial receivables to be paid over 12 months.

Non current assets held for sale

Non current assets held for sale are valued at the lower between their net carrying value and the fair value less cost to sell value. Non current assets are classified as held for sale when it is estimated that their book value will be recovered by means of a sale transaction rather than through their use in company operations. This condition is only met when the sale is considered as very likely and the asset is available for immediate sale in its current situation. With respect to this, the Management is committed to selling, which should take place within 12 months from the date of classification of this item.

Current assets

Trade receivables

Receivables are recognised at their fair value that corresponds to their estimated face value and written down in the event of impairment; non-EMU currency-denominated receivables were valued at the end-of-period exchange drawn from the European Central Bank.

Bad Debts Reserve is set up in relation to all customers at different rates based on the stage of the process for the recovery of receivables undertaken by the competent division and, subsequently, by legal affairs.

Other current financial assets

The current financial assets are recognised and written off from the Financial Statements based on their trade date and are initially recognised at cost, including the expenses directly connected with the acquisition.

At subsequent accounts dates, financial assets to be held to maturity are recognised based on the amortised cost according to the actual interest rate method, net of write-downs made to reflect impairment.

Financial assets other than those held to maturity are classified as held for trading or available for sale and are assessed at their "fair value" at every period with their effects recognised in the Income Statement respectively under item "*Financial income / (loss)*" or to a specific reserve in Shareholders' equity, in the latter case until they have been realised or have been subject to impairment.

The fair value of stocks listed on an active market is based on market prices at the date of closing of the relevant Financial Statements. Market prices used are bid/ask prices according to the relevant position held (asset/liability).


MEDIASET

The fair value of stocks not listed in an active market and trading derivatives is determined using the most popular evaluation models and techniques or using the price assessed by several independent experts.

Cash and cash equivalents

This item includes cash on hand, bank accounts and deposits that can be reimbursed upon request and other short-term and high liquidity financial investments that can be readily converted to cash at a non significant value change risk.

Treasury shares

Treasury shares are entered at cost and deducted from Shareholders' equity, income and losses resulting from trading operations are recognised in a specific reserve of Shareholders' equity.

Employee benefits

Post-employment benefit plans

Employee Leaving Indemnity can be classified as "Post-employment benefit" of the "defined benefit plan" type, whose amount already accrued has to be projected to estimate the amount to be paid at the moment of termination of the employment relation and subsequently discounted using the "Projected unit credit method". This actuarial method is based on demographic and financial assumptions to make a reasonable estimate of the amount of benefits that each employee has already accrued during his/her employment period.

By means of actuarial assessment the *interest cost* that represents the expense that the company would incur by asking the market for a loan for the same amount as the defined benefit plan is recognised in *"Financial (loss)/income"*.

Actuarial income and losses that reflect the effects resulting from changes in the actuarial assumptions used are directly recognised in a specific reserve under Shareholders' equity.

It should be noted that, following the changes in the regulation in the matter of post-employment benefit plan ("ELI") provided for in Italian Law No. 296 of 27 December (the "2007 Finance Law") and the subsequent implementing Decrees and Regulations, the accounting criteria applied to post-employment amounts accrued as at 31 December 2006 and those to be accrued in subsequent years, were modified accordingly in the previous fiscal year, in compliance with IAS 19 and the interpretations given by the Italian national competent technical committees during the month of July 2007.

As a result of the changes introduced through the Reform of the complementary social security funds provided for in the aforementioned Decree, the amounts related to the post-employment benefit plan accrued until 31 December 2006 will continue to be kept by the company in a specifically defined benefit plan (with an obligation for the already accrued benefits to be subject to actuarial valuation), while the amounts accrued from 1 January 2007, based on the choice of the employee in the first six-month period, will be allocated to complementary social security plans or transferred by the company to a treasury fund directly managed by the Italian National Social Security Institute (INPS) starting from the moment in which an employee makes the choice, as defined contribution plans (which are no longer subject to actuarial valuation).


12g3-2(b)


MEDIASET

Share-based payments plan

In compliance with IFRS 2, Mediaset S.p.A. classified Stock Options as "share based payments" and, for the type included in the "*equity-settled*" category, which involves the physical delivery of stocks, it envisaged the determination of the *fair value* of option rights issued upon the date of granting and its recognition as personnel expenses to be amortised on a straight-line basis along the so-called vesting period with the same amount being entered in a specific reserve in Shareholders' equity. Said amount is entered based on the estimate of rights that will actually accrue to the benefit of personnel with relevant right, considering the relevant conditions of use which are not based on the market value of such rights. In line with the standards established in IFRIC 11 "*IFRS 2-Group and Treasury Shares Transactions*" issued on 30 November 2006 and approved on 1 June 2007 by the European Commission, the Stock Options directly attributed by Mediaset S.p.A. to the employees from its direct and indirect subsidiary companies are to be considered as belonging to the "*equity settled*" category and be therefore recorded as contributions to those companies, both direct and indirect, counterbalanced by a Shareholders' equity reserve.

The fair value is determined by using the "binomial" method.

In line with the standards regulating the transition, this standard was applied to all grants after 7 November 2002 not yet accrued as t 1 January 2005.

Trade payables

Trade payables are entered at face value; non-EMU currency-denominated payables are valued at end-of-period exchange rates drawn from the European Central Bank.

Provisions for risks and charges

The provisions for risks and charges refer to specifically identifiable, certain or likely costs and charges, whose exact value and effective date cannot be determined at period end. The provisions for risks and charges are exclusively made upon occurrence of an obligation, resulting from past events, of legal or contractual nature or deriving from company statements or behaviours which have determined valid expectations in the parties involved (implicit obligations).

These provisions are entered at the value that reflects the best possible estimate of the amount that the company would pay to settle the obligation. When the provision is significant in terms of amount and the dates of payment can be reliably estimated, the value of the provision is recognised at current values in the Financial Statements and the charges resulting from the passing of time are fully recognised to Income Statement under item "Financial (loss)/ income".

Non current financial liabilities

Non current financial liabilities are recognised at the amortised cost, using the actual interest rate.

Derivative financial instruments and hedge accounting

Mediaset S.p.A. performs an intermediation function in the exposure to financial risks mainly connected to exchange rate fluctuations for the operations of acquisition of television rights, performed by the directly controlled company R.T.I. S.p.A., in other non-Euro currencies, particularly the US dollar.


MEDIASET

Mediaset S.p.A. uses financial derivatives (primarily forward contracts on foreign currencies and options) to perform its activity, hedging against the risks resulting from foreign currency fluctuations both with respect to very likely future commitments and debt for already stipulated purchases.

These contracts, acquired in the market with the purpose of hedging exchange rate risks relative to the purchase of television rights, do not qualify as hedging pursuant to IAS 39 in Mediaset S.p.A. accounts and, therefore, they are recognised with fair value variations to the Income Statement as realised income or loss, based on foreign exchange transaction valuations under Financial (Loss)/Income.
The fair value of forward contracts on currencies is determined as the discounted difference between the *notional amount* valued at the contract forward rate and the *notional amount* valued at the *fair forward* (period end exchange rate calculated at the account date).
Mediaset S.p.A. is exposed to financial risk from interest rate variation as a result of the stipulation of multi-year loans at variable rates.
With regard to the interest rate risk, when hedging is considered effective pursuant to IAS 39 the effective component of the adjustment to fair value of the financial derivative used and qualified as hedging derivative is directly recognised to Shareholders' equity, while the ineffective component is entered in the Income Statement. This reserve generates a proportional effect in the Income Statement concurrently with the generation of the relevant cash flows connected with the occurrence of the risk hedged against, that is, the payment of interest.
As previously indicated in the introduction, section 20 of these Explanatory Notes - "*Complementary information about financial instruments and risk management policies*" – includes a detailed analysis of the instruments used and the relevant models adopted for their evaluation as provided for in IAS 39.

Revenue recognition

Revenues from sales and services are entered when the relevant risks and benefits are transferred, which derive from the actual transfer of ownership or completion of the service.
Revenues are recognised net of returns, discounts, allowances, premiums and directly connected taxes.
Cost recoveries are shown directly as cost deduction.

Financial income and charges

Financial income and charges are recognised in the Income Statement on an accrual basis.

Income taxes

Current income tax is recognised based on an estimate of taxable income in compliance with existing legislation and tax rates or as substantially approved at the period closing date, considering applicable exemptions and tax credit.
Tax advances and deferred taxation are calculated on temporary differences between the value attributed to assets and liabilities in the accounts and the corresponding values recognised for fiscal purposes, based on the applicable tax rates at the moment when the temporary differences emerge. When results are directly recognised to Shareholders' equity, current taxes, deferred tax assets and liabilities are also recognised in Shareholders' equity.

Dividends paid out

Dividends are entered under Shareholders' equity in the accounting period in which distribution is approved by the Shareholders' General Meeting.



Dividends received

Dividends received from a companies are recognised in Income Statement at the moment in which the right to payment is assessed.

Gains and losses on exchange

The amount of net profit deriving from the adjustment to exchange rates of foreign currency items at the end of the year is recognised upon approval of the Financial Statements and the subsequent allocation of the gain with reference to the portion which is not absorbed by losses for the period, in provisions that cannot be distributed until realisation.
At year end, the total amount of unrealised gains and losses on exchange is recalculated. If total net profit from exchange rates is higher than the amount in the Balance Sheet reserve, the latter is increased. Conversely, in the event of loss or when net profit is lower than the amount booked in the reserve, either the whole reserve or the surplus is reclassified into a reserve which can be freely distributed upon drafting the relevant Financial Statements.

Use of estimates

For the purpose of drafting the Group's Consolidated Financial Statements and the relevant Explanatory notes, estimates and assumptions have been used both in relation to the determination of some assets and liabilities items as well as for the valuation of some assets and liabilities items which the Group may register in the upcoming future. Specifically, due to the current macro-economic scenario, that has become increasingly difficult as a result of the current financial turmoil, the Group opted for relying on estimates on future trends that took this high level of uncertainty into account.

The main estimates refer to equity investments' book value. The calculation of the value in use requires an estimate on the expected free cash flow generated by CGUs as well as the calculation of an appropriate discount rate. The main uncertain aspects that may influence such estimates refer to WACC beyond the budget time horizon (g), as well as the hypotheses assumed for the development of the expected free cash flow for the business plans included.

The main estimated data included also refer to the fund for risks and charges.

Estimates and assumptions are subject to periodic reviews and the relevant changes are recognised in Income Statement.

Changes in accounting estimates

Pursuant to IAS 8, these are recognised on the face of the Income Statement starting from the year of adoption.

Not yet applicable accounting standards, amendments and interpretations which the Group did not decide for early adoption.

IFRS 3R Business Combinations and IAS 27R consolidated and separate Financial Statements.

The amended standards were issued in January 2008 and they are effective for financial years starting on 1 July 2009 or subsequently to this date.

IFRS 3R introduces numerous changes to the accounting records of the business combinations that take place after this date and this will impact on the amount of the goodwill recorded, on the results presented in the period in which the acquisition takes place and on future results.



IAS 27R disciplines the variations in the interest held in a subsidiary (without leading to a loss of control). As a result of such transactions, any difference between the value of the third party investment (sold or acquired) and the fair value of the consideration received or paid shall be recorded directly in the shareholders' equity and recognized to the majority shareholders.

The changes to IFRS 3R and to IAS 27R will have effects on future business combinations, on transactions entailing the loss of a control of a subsidiary and on transactions with minority shareholders. The standards may be applied early. However, the Company did not opt to do so.

IAS 39 Financial instruments: Recognition and Measurement – Instruments qualifiable as hedging instruments

These amendments to IAS 39 were issued in August 2008 and are required for annual periods beginning on or after 1 July 2009. The amendment addresses the identification of unilateral risks for a hedged instrument and the identification of inflation as a hedged risk or portion of hedged risk under certain circumstances. The amendment clarifies that the entity may decide to allocate a portion of the changes in fair value or cash flows of a financial instrument as hedged item.

IAS 39 –Financial instruments: Recognition and Measurement

The amendment limits the exception of non applicability contained in Paragraph 2(g) of IAS 39 to forward contracts between a buyer and a seller stockholder for the purposes of the sale of a company transferred to a business combination to a future acquisition date, if the completion of the business combination does not depend on further actions of one of the two parties, but only on the elapsing of a congruous time interval. The amendment clarifies instead that scope of applicability of IAS 39 includes the option contracts (whether or not they are currently exercisable) that enable one or more of the parties to have control on the occurrence of non occurrence of future events and whose exercise would entail control over a company. The subject amendment shall be applied from 1 January 2010 onwards.

IFRS 9 – Financial instruments

On 12 November 2009, IASB published the new IFRS 9 standard – Financial Instruments on the classification and evaluation of financial assets, applicable from 1 January 2013. This publication represents the first part of a process in stages, whose purpose is to replace IAS 39 altogether. The new standard uses a single approach based on the procedures to manage financial instruments and on the characteristics of the contractual cash flows of financial assets to determine the criterion for their evaluation, replacing the different rules prescribed by IAS 39. Moreover, the new standard provides a single method to determine impairment for financial assets.

As at the date of these financial statement, the competent authorities of the European Union have not yet completed the certification process necessary for the application of the new standard.

IFRS 2 – Share-based Payments

The amendment to this standard was issued in June 2009 by the IASB and it clarifies that the company that receives goods or services within the scope of share-based payment plans shall account for said goods and services irrespective of which company in the group pays for the transaction, and irrespective of whether payment takes place by cash or shares. The




amendment also sets out that the "group" term is to be construed according to the same meaning it has in IAS 27 – Consolidated and separate Financial Statements, i.e. it includes the parent company and its subsidiaries. The amendment also specifies that a company shall evaluate the goods or services received within the scope of a transaction paid in cash or shares from its own viewpoint, which may not coincide with that of the group and with the related amount recognised in the Consolidated Financial Statements.

In April 2009, the IASB also clarified that, since IFRS 3 changed the definition of business combination, the transfer of a business unit to form a joint venture or the combination of companies or business units into jointly controlled entities do not fall within the scope of applicability of IFRS 2.

The amendment and the subsequent changes are applicable starting from 1 January 2010; as at the date of these Financial Statements, the competent bodies of the European Union have not yet completed the certification process necessary for its application.

IFRS 5 – Non-current assets held for sale and discontinued operations

In May 2008, the IASB made a change that establishes that, if a company is implementing a transfer plan that entails loss of control over an affiliate, all the assets and liabilities of the subsidiary shall be reclassified among assets held for sale, even if after the sale the company will still hold a minority interest in the subsidiary.

The amendment shall be applied prospectively from 1 January 2010.

IAS 24 – Related party disclosures

On 4 November 2009, IASB issued a revised version of IAS 24 – related party disclosures which simplifies the type of information required in the case of transactions with related parties controlled by the State and clarifies the definition of related parties. The standard is applicable starting from 1 January 2011; as at the date of these Financial Statements, the competent bodies of the European Union have not yet completed the certification process necessary for its application.

IFRIC 19 – Extinguishing financial liabilities with equity instruments

On 26 November 2009, IFRIC issued IFRIC Interpretation 19 – *Extinguishing Financial Liabilities with Equity Instruments*, which provides the guidelines for reporting the extinguishing of a financial liability by issuing equity instruments. The interpretation establishes that if a company renegotiates the conditions for extinguishing a financial liability and its creditor accepts to extinguish it by issuing shares in the company, then the shares issued by the company become part of the price paid to extinguish the financial liability and they must be measured at fair value; the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the profit or loss for the period.

The amendment is applicable starting from 1 January 2011; as at the date of these Financial Statements, the competent bodies of the European Union have not yet completed the certification process necessary for its application.

Improvements

On 16 April 2009, the IASB issued a set of changes to IFRS rules ("improvements") with different transition provisions for each of the standards. Below, we have specified the amendments that will entail a change to the presentation, recognition, measurement and



disclosure of the main financial statement entries for the Company, starting from 1 January 2010.

- IFRS 5 – *Non-current assets held for sale and discontinued operations* the amendment clarified that IFRS 5 and the other IFRS that specifically refer to non current assets (or groups of assets) classified as held for sale or as discontinued operations establish all necessary disclosure for this type of assets or operations.
- *IAS 7 – Statement of cash flows*: it was specified that only the cash flows deriving from expenses that result in the recognition of an asset in the Balance Sheet may be classified in the Financial Statements as deriving from investment activities, whilst the cash flows deriving from expenses that do not result in the recognition of an asset (such as promotional or personnel training expenses) shall be classified as deriving from operations.
- *IAS 38 – Intangible assets:* The IFRS revision made in 2008 established that there is sufficient information to measure the fair value of an intangible asset acquired in the course of a business combination if it is separable or is originated by contractual or legal rights. IAS 38 was consequently amended to reflect this change to IFRS 3 and clarification was provided as to which measurement techniques are to be used commonly to measure the fair value of intangible assets for which an active reference market does not exist.

4. Other information

Adaptation of the Financial Statements of the previous year

As a result of the revised version of IAS 1 – Presentation of Financial Statements – amended in September 2007 and applicable from 1 January 2009, the portion of the derivatives designated as hedges maturing after the year for the amount of EUR 2,103 thousand was reclassified from "*Other financial liabilities*" to "*Financial payables and liabilities*".

Tax consolidation

In 2008 Mediaset S.p.A., in its capacity as consolidating entity, and the subsidiaries Elettronica Industriale S.p.A., Videotime S.p.A., Publitalia '80 S.p.A., Digitalia '08 S.r.l., Boing S.p.A,, Med Due S.r.l., Medusa Film S.p.A., Medusa Video S.p.A., Media Shopping S.p.A., Mediaset Investimenti S.p.A. and R.T.I. S.p.A. are part of the Group's tax consolidation perimeter. The company Taodue S.r.l. joined during the 2009 financial year as the new consolidated entity.


MEDIASET

Consob Regulation no. 11971

In compliance with the provisions set out in Article 78 of CONSOB Regulation No. 11971 of 14 May 1999 and subsequent amendments, disclosures are provided regarding fees paid to Directors and Statutory Auditors, General Managers and Executives with strategic responsibilities, also in subsidiaries; and stock-options granted to Directors, General Managers and Executives with strategic responsibilities under the 2003-2005, 2006-2008 and 2009-2011 Stock Option Plans, according to the criteria required by tables 1) and 2) included in Attachment 3c) of the previously mentioned regulation.
No operations were accomplished, aimed at favouring the purchase or underwriting of shares in compliance with Article 2358, paragraph 3, of the Italian Civil Code.

Table 1

Compensation of Directors and Statutory Auditors, General Managers and Executives with strategic responsibilities (*)

(amounts in EUR)

Full name	Position held in Mediaset. S.p.A.			Emoluments (1)			
	Position	Term of mandate	End of mandate (4)	Emoluments at the office	Benefits in kind	Bonus and other incentives	Other remunerations
Confalonieri Fedele (2)	Chairman of the Board	01.01.2009 - 31.12.2009	31.12.2011	1,551,000.00	10,882.81		1,963,990.33
Berlusconi Pier Silvio (2)	Deputy Chairman	01.01.2009 - 31.12.2009	31.12.2011	1,033,000.00	2,183.27		426,320.97
Adreani Giuliano (2)	Managing Director	01.01.2009 - 31.12.2009	31.12.2011	534,000.00	7,562.54		2,550,551.88
Berlusconi Marina	Director	01.01.2009 - 31.12.2009	31.12.2011	22,000.00			
Cannatelli Pasquale (3)	Director	01.01.2009 - 31.12.2009	31.12.2011	26,000.00			
Colombo Paolo Andrea	Director	01.01.2009 - 31.12.2009	31.12.2011	33,000.00			
Crippa Mauro (2)	Director	01.01.2009 - 31.12.2009	31.12.2011	26,000.00	4,491.63	200,000.00 (5)	653,199.57
Ermolli Bruno	Director	01.01.2009 - 31.12.2009	31.12.2011	33,500.00			
Fausti Luigi	Director	01.01.2009 - 31.12.2009	31.12.2011	26,000.00			
Giordani Marco (2)	Director	01.01.2009 - 31.12.2009	31.12.2011	26,000.00	4,884.03	250,000.00 (5) 62,500.00 (6)	806,310.37
Messina Alfredo (2)	Director	01.01.2009 - 31.12.2009	31.12.2011	36,000.00			87,000.00
Nieri Gina (2)	Director	01.01.2009 - 31.12.2009	31.12.2011	33,000.00	4,732.93	200,000.00 (5)	744,247.71
Querci Niccolo' (2)	Director	22.04.2009 - 31.12.2009	31.12.2011	18,666.67	4,260.93	166,667.00 (5)	529,115.69
Secchi Carlo	Director	01.01.2009 - 31.12.2009	31.12.2011	44,000.00			
Ventura Attilio	Director	01.01.2009 - 31.12.2009	31.12.2011	44,500.00			
Giussani Alberto	Chairman of the Board of Statutory Auditors	01.01.2009 - 31.12.2009	31.12.2010	93,000.00			
Bianchi Martini Silvio	Statutory Auditor	01.01.2009 - 31.12.2009	31.12.2010	62,000.00			
Vittadini Francesco (2)	Statutory Auditor	01.01.2009 - 31.12.2009	31.12.2010	62,000.00			122,700.00

(*) *Executives with strategic responsibilities in Mediaset S.p.A. are Company Directors.*
(1) *The compensation specified exclusively refers to the period in which office is held.*
(2) *Other responsibilities held in subsidiary companies as per table below.*
(3) *For this responsibility, the compensation is directly paid to the company*
(4) *The members of the Board of Directors hold office until the Financial Statements as at 31.12.2011 are approved and the members of the Board of Statutory Auditors hold office until the Financial Statements as at 31.12.2010 are approved.*
(5) *The exact sum, that will be established and delivered after the approval of the Financial Statements, will be consequent to the achievement of the objectives to which it was correlated.*
(6) *Addition to the amount of the bonus 2008 consequent to the verification of the targets attained.*

12g3-2(b)



Table 1-Part two

Offices held by Directors and Statutory Auditors of Mediaset S.p.A. in subsidiary companies

Full name / Company	Position / Postion held		Term of appointment	Expiration of appointment	
Adreani Giuliano					
Publitalia '80 S.p.A.	Chairman.- M.D.		01.01.2009 - 31.12.2009	31.12.2010	(II)
Digitalia '08 S.r.l.	Chairman		01.01.2009 - 31.12.2009	31.12.2010	(II)
R.T.I. S.p.A.	Director	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Medusa Film S.p.A.	Director	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Gestevision Telecinco S.A.	Director		01.01.2009 - 31.12.2009	01.04.2014	
Publiespana S.A.U.	Director		01.01.2009 - 31.12.2009	10.05.2011	
Berlusconi Pier Silvio					
Med Due S.r.l.	Chairman.- M.D.	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
R.T.I. S.p.A.	Chairman.- M.D.	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Publitalia '80 S.p.A.	Director	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Medusa Film S.p.A.	Director	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Gestevision Telecinco S.A.	Director		01.01.2009 - 31.12.2009	01.04.2014	
Publiespana S.A.U.	Director		01.01.2009 - 31.12.2009	08.04.2013	
Confalonieri Fedele					
Gestevision Telecinco S.A.	Director		01.01.2009 - 31.12.2009	01.04.2014	
Publiespana S.A.U.	Director		01.01.2009 - 31.12.2009	10.04.2012	
Crippa Mauro					
R.T.I. S.p.A.	Director	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Giordani Marco					
R.T.I. S.p.A.	Managing Director	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Med Due S.r.l.	Director	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Publitalia '80 S.p.A.	Director	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Medusa Film S.p.A.	Director	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Mediaset Investimenti S.p.A.	Chairman	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Gestevision Telecinco S.A.	Director		01.01.2009 - 31.12.2009	01.04.2014	
Messina Alfredo					
Gestevision Telecinco S.A.	Director		01.01.2009 - 31.12.2009	01.04.2014	
Nieri Gina					
R.T.I. S.p.A.	Deputy Chariman	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Querci Niccolo'					
R.T.I. S.p.A.	Deputy Chairman.- M.D.	(IV)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Media Shopping S.p.A.	Chairman	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Publitalia '80 S.p.A.	Deputy Chariman	(I)	01.01.2009 - 31.12.2009	31.12.2010	(II)
Vittadini Francesco					
Digitalia '08 S.r.l.	Statutory Auditor		01.01.2009 - 16.04.2009		
	Statutory Auditor		16.04.2009 - 31.12.2009	31.12.2011	(II)
Elettronica Industriale S.p.A.	Chairman S.A.		01.01.2009 - 15.04.2009		
	Chairman S.A.		15.04.2009 - 31.12.2009	31.12.2011	(II)
Med Due S.r.l.	Statutory Auditor		01.01.2009 - 31.12.2009	31.12.2010	(II)
Medusa Video S.p.A.	Statutory Auditor		01.01.2009 - 16.07.2009		
R.T.I. S.p.A.	Chairman S.A.		01.01.2009 - 31.12.2009	31.12.2009	(II)
The Space Cinema 2 S.p.A. (III)	Chairman S.A.		01.01.2009 - 30.06.2009		
Videotime S.p.A.	Chairman S.A.		01.01.2009 - 15.04.2009		
	Chairman S.A.		15.04.2009 - 31.12.2009	31.12.2011	(II)

(I) *Fees are paid directly to the company concerned for the offices held.*

(II) *Holding office until the date of the meeting for the approval of the Financial Statements.*

(II) *The company Medusa Cinema S.p.A. changed its name to The Space Cinema 2 S.p.A. on 11/11/2009.*

(IV) *The Deputy Chairman – Director Del., Vice Presid.- Cons. Del., renounced compensation from 1/5/2009.*

Table 2

Stock options allocated to directors, general managers and executives with strategic responsibilities (*)

(amounts in EUR)

		Options held at the beginning of the year 01/01/2009					Options assigned during the year 2009			Options exercised during the year 2009			Options expired during the year 2009	Options held at the end of the year 31/12/2009			
Full name	Position held	Number of options		Exercise price	Expiry date		Number of options	Exercise price	Expiry date	Number of options	Exercise price	Market price at the exercise	Number of options	Number of options	Exercise price	Expiry date	
Fedele Confalonieri	Chairman	170,000	1)	9.07	22.06.2009	5)							170,000				
		340,000	2)	9.60	22.06.2011	5)								340,000	9.60	22.06.2011	5)
		450,000	3)	7.87	28.06.2013									450,000	7.87	28.06.2013	
		450,000	4)	4.86	23.06.2014									450,000	4.86	23.06.2014	
							450,000	4,72	29.09.2015					450,000	4,72	29.09.2015	
Pier Silvio Berlusconi	Deputy chairman	150,000	1)	9.07	22.06.2009	5)							150,000				
		300,000	2)	9.60	22.06.2011	5)								300,000	9.60	22.06.2011	5)
		360,000	3)	7.87	28.06.2013									360,000	7.87	28.06.2013	
		360,000	4)	4.86	23.06.2014									360,000	4.86	23.06.2014	
							360,000	4,72	29.09.2015					360,000	4,72	29.09.2015	
Giuliano Adreani	Managing Director	110,000	1)	9.07	22.06.2009	5)							110,000				
		220,000	2)	9.60	22.06.2011	5)								220,000	9.60	22.06.2011	5)
		270,000	3)	7.87	28.06.2013									270,000	7.87	28.06.2013	
		270,000	4)	4.86	23.06.2014									270,000	4.86	23.06.2014	
							270,000	4,72	29.09.2015					270,000	4,72	29.09.2015	
Mauro Crippa	Director	62,000	1)	9.07	22.06.2009	5)							62,000				
		62,000	2)	9.60	22.06.2011	5)								62,000	9.60	22.06.2011	5)
		100,000	3)	7.87	28.06.2013									100,000	7.87	28.06.2013	
		100,000	4)	4.86	23.06.2014									100,000	4.86	23.06.2014	
							100,000	4,72	29.09.2015					100,000	4,72	29.09.2015	
Gina Nieri	Director	62,000	1)	9.07	22.06.2009	5)							62,000				
		62,000	2)	9.60	22.06.2011	5)								62,000	9.60	22.06.2011	5)
		100,000	3)	7.87	28.06.2013									100,000	7.87	28.06.2013	
		100,000	4)	4.86	23.06.2014									100,000	4.86	23.06.2014	
							100,000	4,72	29.09.2015					100,000	4,72	29.09.2015	
Marco Giordani	Director	62,000	1)	9.07	22.06.2009	5)							62,000				
		62,000	2)	9.60	22.06.2011	5)								62,000	9.60	22.06.2011	5)
		100,000	3)	7.87	28.06.2013									100,000	7.87	28.06.2013	
		100,000	4)	4.86	23.06.2014									100,000	4.86	23.06.2014	
							100,000	4,72	29.09.2015					100,000	4,72	29.09.2015	
Niccolò Querci	Director	62,000	1)	9.07	22.06.2009	5)							62,000				
		62,000	2)	9.60	22.06.2011	5)								62,000	9.60	22.06.2011	5)
		100,000	3)	7.87	28.06.2013									100,000	7.87	28.06.2013	
		100,000	4)	4.86	23.06.2014									100,000	4.86	23.06.2014	
							100,000	4,72	29.09.2015					100,000	4,72	29.09.2015	

1) *Options allocated in 2004*
2) *Options allocated in 2005*
3) *Options allocated in 2007*
4) *Options allocated in 2008*
5) *On 28 June 2007, the Board of Directors approved the proposal for the change in the dates of exercise in order to adjust to the regulation concerning of the 2004 and 2005 stock option plans.*
(*) *Mediaset S.p.A. executives with strategic responsibilities are Company Directors.*


12g3-2(b)
MEDIASET

COMMENTS ON THE MAIN ASSET ITEMS

(EUR thousands)

5. Non current assets

5.1 Property, plant and equipment

These tables provide a summary of changes in the original cost, accumulated depreciation and write-downs and net value for the past two years.

Cost	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets in progress	Total
01/01/2008	**6,125**	**745**	**174**	**3,996**	**-**	**11,040**
Additions	-	-	4	27	1	33
Disposals	-	-	-	(9)	-	(9)
31/12/2008	**6,125**	**745**	**178**	**4,014**	**1**	**11,064**
Additions	-	-	-	3	-	3
Reclassifications	-	1	-	-	(1)	-
Disposals	(10)	(3)	(6)	(52)	-	(71)
Adjustments	-	-	1	-	-	-
31/12/2009	**6,115**	**743**	**173**	**3,965**	**-**	**10,996**

Amortisation and depreciation fund	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets in progress	Total
01/01/2008	**1,336**	**685**	**151**	**3,839**	**-**	**6,010**
Disposals	-	-	-	(9)	-	(9)
Amortisation	25	26	5	83	-	138
Adjustments	(1)	-	(1)	(1)	-	0
31/12/2008	**1,360**	**711**	**155**	**3,912**		**6,139**
Disposals	(10)	(3)	(6)	(52)	-	(71)
Amortisation	25	21	4	48	-	98
Adjustments	(1)	1	1	1	-	
31/12/2009	**1,374**	**730**	**154**	**3,909**		**6,167**

Net book value	Land and building	Plant and machinery	Technical and commercial equipment	Other tangible assets	Tangible assets in progress	Total
01/01/2008	**4,790**	**60**	**23**	**157**	**-**	**5,030**
Additions	-	-	4	27	1	33
Amortisation	(25)	(26)	(5)	(83)	-	(138)
31/12/2008	**4,765**	**34**	**23**	**101**	**1**	**4,925**
Additions	-		-	3	-	3
Reclassifications	-	1	-	-	(1)	-
Amortisation	(25)	(21)	(4)	(48)	-	(98)
31/12/2009	**4,741**	**13**	**19**	**56**	**-**	**4,829**

Changes compared to the previous year are attributable to:

- purchases made in the year amounting to EUR 3 thousand, referred to computers;
- depreciation equal to EUR 98 thousand.



The most significant item, ***land and buildings,*** totally consists of the office building located in Rome for the other Group's companies.

5.4 Other intangible fixed assets

Historical cost	Patents and intellectual property rights	Marchi	Licenses	Intangible assets in progress and advances	Altre immobilizzazioni immateriali	Total
01/01/2008	**7,565**	**-**	**282**	**21,881**	**-**	**29,728**
Additions	98	-	-	21	-	**120**
Disposals	-	-	-	(20,718)	-	**(20,718)**
Adjustments	1	-		-	-	**-**
31/12/2008	**7,664**	**-**	**282**	**1,184**	**-**	**9,130**
Additions		-	-	35	-	**35**
Reclassifications	21	-	-	(21)	-	**-**
31/12/2009	**7,685**	**-**	**282**	**1,198**	**-**	**9,165**

Amortisation and depreciation	Patents and intellectual property rights	Marchi	Licenses	Intangible assets in progress and advances	Altre immobilizzazioni immateriali	Total
01/01/2008	**7,452**	**-**	**282**	**21,881**	**-**	**29,615**
Disposals	-	-	-	(20,718)	-	**(20,718)**
Amortisation and depreciation	109	-	-	-	-	**109**
Adjustments	1	-	-	-	-	**1**
31/12/2008	**7,562**	**-**	**282**	**1,163**	**-**	**9,007**
Amortisation and depreciation	76	-	-	-	-	**76**
31/12/2009	**7,638**	**-**	**282**	**1,163**	**-**	**9,083**

Net book value	Patents and intellectual property rights	Marchi	Licenses	Intangible assets in progress and advances	Altre immobilizzazioni immateriali	Total
01/01/2008	**113**	**-**	**-**	**-**	**-**	**113**
Additions	98	-	-	21	-	**120**
Amortisation and depreciation	(109)	-	-	-	-	(109)
Adjustments	-	-	-	-	-	**(1)**
31/12/2008	**102**	**-**	**-**	**21**	**-**	**123**
Additions		-	-	35	-	**35**
Reclassifications	21	-	-	(21)	-	**-**
Amortisation and depreciation	(76)	-	-	-	-	**(76)**
31/12/2009	**47**	**-**	**-**	**35**	**-**	**82**

The balance of ***Industrial patents and intellectual property rights*** posted EUR 47 thousand (EUR 102 thousand as at 31 December 2008). This item, which refers to software, increased by EUR 21 thousand, as reclassification of intangible assets in progress and decreased by EUR 76 thousand as a result of amortisation in the year.

The balance as at 31 December 2009 of ***Intangible assets in progress and advances*** made for EUR 35 thousand and it includes advances paid to suppliers for the purchase of software programmes. In addition, this item included distribution advances equal to zero, because this item is shown net of accumulated write-downs totalling EUR 1,163 thousand.


12g3-2(b)
MEDIASET

5.5 Equity investments

Equity investments in directly and indirectly owned subsidiary companies

	31/12/2009				31/12/2008			
	Stake %	book value			Stake %	book value		
		share	stock opt.	total		share	stock opt.	total
Videotime S.p.A.	0%	-	253	253	0%	-	409	409
Publiespana S.A.	0%	-	-	-	0%	-	104	104
Gestevision Telecinco S.A.	0%	-	-	-	0%	-	167	167
International Media Services Ltd.	99,95%	53	-	53	99,95%	53	-	53
Mediaset Investment S.a.r.l.	100%	394,195	-	394,195	100%	394,195	-	394,195
R.T.I. - Reti Televisive Italiane S.p.A.	100%	534,219	3,478	537,697	100%	534,219	5,203	539,422
Medusa Film S.p.A.	0%	-	117	117	0%	-	46	46
Publitalia '80 S.p.A.	100%	51,134	2,396	53,531	100%	51,134	2,912	54,046
Digitalia '08 S.r.l.	0%	-	72	72	0%	-	88	88
Elettronica Industriale S.p.A.	0%	-	111	111	0%	-	218	218
Mediaset Investimenti S.p.A.	100%	850,000	-	850,000	100%	500,000	-	500,000
Investments in subsidiaries		**1,829,601**	**6,428**	**1,836,029**		**1,479,601**	**9,147**	**1,488,748**
F.do svalutaz. partecipazioni in imprese controllate				-				-
Total				**1,836,029**				**1,488,748**

The increase against the previous year, amounting to EUR 347,281 thousand, is broken down as follows:

- a EUR 350,000 thousand increase as shareholder payment related to assets, made with the subsidiary Mediaset Investimenti S.p.A.;
- a EUR 3,997 thousand reduction for zeroing the total amount of the provision for the 2004 Stock Option Plan granted to the employees of the direct and indirect subsidiaries, because the exercise period expired on 22 June 2009;
- a EUR 37 thousand reduction relating to the 2005 Stock Option Plan granted to the employees of direct and indirect subsidiaries for option rights that are no longer exercisable for a total of 21,500 shares
- a EUR 1,315 thousand increase related to the amount accrued in 2009 corresponding to the amount of the stock options granted to the employees of directly and indirectly owned subsidiaries for the 2007, 2008 and 2009 Stock Option Plans.

The negative difference between the book value of the 100% stake held in Mediaset Investimenti S.p.A. and its net equity value, i.e. EUR 258,396, which is smaller than the previous year (662,958) reflects the reduction in the market value of the majority interest held by the latter company in Gestevision Telecinco S.A., whose book value in the subsidiary's separate Financial Statements was adjusted to current SE prices in compliance with IAS 39.

In the current negative economic scenario, which is certainly better than the previous year but is not free of uncertainties, these values, by definition coinciding with the realisable value in the case of an immediate transfer of minority interests, are still influenced by the recession and should not necessarily be considered as a reliable indication of the fundamental value of a strategic investment.

The recoverable value of the control share of the equity investment held in Gestevision Telecinco S.A. was calculated by adopting the financial criteria established in IAS 36, determining the present value of the expected operating cash flows from the most recent budgets and business plans approved by the Board of Directors of the company. These plans were prepared assuming prudential scenarios with respect to the expected changes in advertising revenues, in consideration of the significant deterioration of the reference macroeconomic scenarios and of the difficulty connected to the formulation of reliable forecasts in such an economic environment, applying a discount rate equal to the weighted average cost



of capital of 8.41% (corresponding to a gross rate of 10.7%) and a growth rate of 2% used to extrapolate the cash flows beyond the horizon of the planned flows.

The difference between the book value of the investments in R.T.I. S.p.A., Publitalia '80 S.p.A. and Mediaset Investment S.a.r.l. and the respective net shareholders' equity is positive.

Here below is a table including a list for each subsidiary of the disclosures required pursuant to Article 2427 , paragraph 5, of the Italian Civil Code.

Equity investments in other companies

	31/12/2009		31/12/2008	
	Stake %	**Book value**	**Stake %**	**Book value**
Auditel S.r.l.	6.45%	2	6.45%	2
Investments in other companies		2		**2**
F.do svalutaz. partecipazioni in altre imprese		-		-
Total		**2**		**2**

No variation occurred in this item against 31 December 2008.

5.6 Receivables and non current financial assets

	Balance as of 31/12/2009				Balance as of 31/12/2008
		Due			
	Total	**within 1 year**	**from 1 to 5 years**	**over 5 years**	
Other non current receivables	203	-	203	-	51,357
Total	**203**	**-**	**203**	**-**	**51,357**

The reduction of EUR 51,154 thousand from the previous year refers to the classification among current financial receivables of the receivable from British Telecommunications PLC for the sale of the equity investment in Albacom S.p.A., which took place on 4 February 2005 with due date in February 2010. In view of this receivable, nominally equal to EUR 49,216 thousand, a provision of EUR 34,591 thousand had been allocated, resulting from the difference of it and the minimum collectable value specified contractually, i.e. EUR 14,625 thousand. On 4 February 2010, an amount of EUR 17,130 thousand was collected, constituted by the minimum contractual amount plus the interest accrued at maturity, i.e. EUR 2,505 thousand.

The residual amount of EUR 203 thousand (no change from 31 December 2008) refers to receivables for security deposits amounting to EUR 158 thousand and consortium quotas for EUR 45 thousand, related to Consorzio Sardegna Digitale and Valle d'Aosta Digitale as well as Campus Multimedia In-formazione.

5.9 Deferred tax assets

The amount shown in the table corresponds to the balance of deferred tax assets which were calculated based on the temporary differences between the values posted in the Financial Statements and the corresponding values recognised for tax purposes.

Deferred tax assets are calculated based on the applicable tax rates, corresponding to the rates considered applicable at the moment in which such difference emerge.

	31/12/2009	31/12/2008
Initial balance	**11,895**	**27,819**
Tax recognized to Income Statement	(8,508)	(16,861)
Tax charged to equity	678	937
Final balance	**4,065**	**11,895**

The table below shows details of changes in the period regarding prepaid tax assets.

	31/12/2009		31/12/2008	
	Amount of temporary differences	Tax effect	Amount of temporary differences	Tax effect
Assets for advance taxes on:				
Intangible fixed assets	79	24	80	25
MBO	-	-	2,292	630
Provision for litigation/labour disputes	6,198	1,710	245	80
Entertainment expenses	66	21	139	45
Compensation to directors	447	123	378	104
Provision for write-down of advance payment to distributors	1,163	376	1,163	376
Membership fees	40	11	-	-
Provision for bad debt subject to taxation	244	67	248	69
Hedge derivatives	5,160	1,553	2,779	898
Provision for risks Albacom/BT	-	-	34,591	9,512
Employee severance indemnity	653	180	568	156
Total for deferred tax assets	**14,050**	**4,065**	**42,483**	**11,895**

The balance of this item is EUR 4,065 thousand (EUR 11,895 thousand as at 31 December 2008).

The decrease, equal to EUR 7,830 thousand, is mainly attributable to the recognition of uses to Income Statement related to the Albacom/BT risk provision offset by the provision on the risk of return to the Italian State, in relation to the state subsidies on the purchase of DTT decoders, amply commented under *Provisions for risks and charges*.

6. Current assets

6.2 Trade receivables

As of year end this item is broken down as follows:

	31/12/2009				31/12/2008
		Due			
	Total	Within 1 year	From 1 to 5 years	Over 5 years	
Receivables from customers	332	332	-	-	400
Provision for bad debts	(244)	(244)	-	-	(248)
Total net receivables from customers	**87**	**87**	**-**	**-**	**152**
Receivables from associates	140	140	-	-	108
Receivables from subsidiaries	4,622	4,622	-	-	43,427
Receivables from affiliated companies and joint ventures	18	18	-	-	-
Receivables from holding companies	9	9	-	-	9
Adjustments	(1)	(1)	-	-	-
Total	**4,876**	**4,876**	**-**	**-**	**43,696**



Receivables due from customers

This item, net of the Bad Debts Reserve, decreased by EUR 65 thousand from 31 December 2008 and includes trade receivables deriving from the sale/lease of rights mainly to broadcasters and distributors in Italy and abroad. These total EUR 87 thousand (EUR 152 thousand as at 31 December 2008), equivalent to the nominal value of EUR 332 thousand net of write-downs of EUR 244 thousand (EUR 248 thousand as at 31 December 2008) which, with EUR 4 thousand used, is the reasonable estimate of the write-down of doubtful debt; the amount refers to receivables already existing in the previous year and already subject to write-down.

Bad Debts Reserve is set up in relation to all customers at different rates based on the stage of the process for the recovery of receivables undertaken by the competent division and, subsequently, by legal affairs.

Trade receivables due from affiliates

Trade receivables due from affiliates equal to EUR 140 thousand (EUR 108 thousand as at 31 December 2008) refer to receivables from companies of the Fininvest Group and they pertain to services for insurance and publishing consultation work.

Trade receivables due from subsidiaries

Trade receivables due from subsidiaries equal to EUR 4,622 thousand (EUR 43,427 thousand as at 31 December 2008) mainly refer to R.T.I. S.p.A. for EUR 4,473 thousand and they pertain to services offered by the Central Communication and Information Office, the performance of graphic-advertising services and fees on sureties granted to third parties in the interest of the subsidiaries. The EUR 38,805 thousand reduction from the previous year is due to the collection of the receivable from the subsidiary R.T.I. S.p.A. for the transfer of the library of rights completed on 31 December 2008.

6.3 Tax receivables

This item is broken down as follows:

	31/12/2009	31/12/2008
Receivables from tax authorities for IRES from tax consolidation	1,369	-
Receivables from tax authorities for IRAP	1,451	1,570
Other receivables from tax authorities	2,133	369
Total	**4,953**	**1,939**

This item shows credits due over 12 months for EUR 350 thousand (EUR 369 thousand as at 31 December 2008).

Receivables from tax authorities for IRES (Corporate Tax) from tax consolidation comprises tax receivables of EUR 157,491 thousand net of the IRES (Corporate Tax) payable of EUR 156,112 thousand and it reports the receivables from tax authorities for IRES (Corporate Tax) on global overall income determined with regard to the subsidiary companies adhering to the tax consolidation having Mediaset S.p.A. as the consolidating company.

Receivables due from tax authorities for IRAP (Regional Tax) refers exclusively to the 2008 IRAP (REGIONAL TAX) receivable brought forward. In the year of interest, there was no taxable amount for IRAP (Regional Tax) purposes.


MEDIASET

Other receivables from tax authorities refers mainly to the Group VAT receivable for EUR 1,783 thousand formed by the advance paid in December 2009 for EUR 27,709 thousand (prevalently related to the subsidiary R.T.I. S.p.A.) net of the VAT payable for the month of December 2009 for EUR 25,926 thousand (related mainly to the subsidiaries R.T.I. S.p.A. and Medusa Film S.p.A.).

6.4 Other receivables and current assets

This item is broken down as follows:

	31/12/2009	31/12/2008
Receivables due from employees	52	67
Advances	256	337
Receivables due to social security institutions	121	53
Other receivables	4	4
Receivables due from subsidiaries	30,494	33,316
Receivables due from affiliated companies	-	38
Receivables due from holding companies	7,236	30
Deferred liabilities	1,555	2,088
Adjustments	-	(2)
Total	**39,718**	**35,931**

This item shows credits due over 12 months for EUR 591 thousand (EUR 661 thousand as at 31 December 2008).

The fair value of the receivables is considered close to the carrying value.

Other receivables due from subsidiaries

This item, amounting to EUR 30,494 thousand, includes EUR 20,314 thousand relating to receivables for IRES (Corporate Tax) from tax consolidation of subsidiary companies - mainly referring to the subsidiaries Elettronica Industriale S.p.A. and Tao Due S.r.l. for an amount respectively of EUR 5,978 thousand and EUR 6,056 thousand, which participate in the tax burden of the Group in accordance with the Agreement on the exercise of the option for the National Tax Consolidation system. The residual amount of EUR 10,175 thousand includes receivables relating to the Group management of VAT, mainly from the subsidiary R.T.I. S.p.A. for EUR 5,019 thousand and from the subsidiary Medusa Film S.p.A. for EUR 4,463 thousand.

Other receivables due from parent companies

Receivables due from parent company Fininvest S.p.A., amounting to EUR 7,236 thousand (EUR 30 thousand in 2008) refer mainly for EUR 1,216 thousand to the reimbursement request filed by the parent company Fininvest S.p.A. for the partial deductibility of the IRAP (Regional Tax) paid both by Mediaset S.p.A. and by its subsidiaries adhering to the Fininvest Tax Consolidation in the 2004 fiscal year and for EUR 6,000 as receivables as a result of the definition of the settlement whereby Fininvest is released of its obligations assumed in execution of the guarantee issued on 6 June 1996 expired on 31 December 2002 and subsequently commented in chapter 19. *Investment commitments and guarantees*


MEDIASET

Prepayments

Prepayments mainly refer to consultancy agreements regarding the analysis, evaluation and information for the acquisition of companies operating in the multimedia sector, sponsorship agreements with the affiliated company Il Teatro Manzoni S.p.A. and costs for rents paid mainly to parent company Fininvest S.p.A., as well as costs borne for medium and long-term loans.

6.5 Intercompany financial receivables

Intercompany financial receivables due from subsidiaries

These relate to current account relations held with the Group's subsidiaries, detailed as follows:

	31/12/2009	31/12/2008
Media Shopping S.p.A.	1,688	-
Med Due S.r.l.	182	70
Mediaset Investimenti S.p.A.	656,431	1,117,812
The Space Cinema 2 S.p.A. (ex Medusa Cinema S.p.A.)	-	2,559
R.T.I. S.p.A.	2,028,560	1,849,363
Elettronica Industriale S.p.A.	322,780	348,590
Adjustments	(1)	1
Total	**3,009,640**	**3,318,395**

The current account relations with subsidiaries and jointly controlled companies are governed by a framework agreement signed on 18 December 1995, which provides for the application of interest rates calculated making reference to Euribor (average 1 month Euribor flat if receivable and average 1 month Euribor + 1% if payable).

The reduction is mainly due to the payment related to assets in favour of Mediaset Investimenti S.p.A. achieved by waiving a portion of the financial receivable.

Intercompany financial receivables due from affiliates and jointly controlled companies

These relate to current account relations held with the Group's affiliates and jointly controlled companies, detailed as follows:

	31/12/2009	31/12/2008
Fascino Prod. Gest. Teatro S.r.l.	-	136
Total	-	**136**

6.6 Other current financial assets

	31/12/2009	31/12/2008
Investments in other companies hold for trading	10,100	7,550
Financial activities for non hedging derivatives		
Derivatives for third party forward transactions	3,205	1,066
Derivatives for forward transactions with subsidiaries	5,247	10,817
Total	8,453	11,884
Other current financial assets	17,058	-
Total	**35,611**	**19,434**

Investments in other companies held for trading

This item reflects the market value of the shares of Gestevision Telecinco S.A. as at 31 December 2009 i.e. EUR 10.10 (EUR 7.55 as at 31 December 2008) per share for a total value of EUR 10,100 thousand equivalent to no. 1,000,000 shares (no change from the previous year).

The evaluation generated a net capital gain of EUR 2,550 thousand by effect of the adjustment to fair value of the security.

Financial assets for non hedging instruments

This item is broken down as follows:

Derivatives for exchange rate risk

This is the fair value of financial derivatives, primarily forward contracts and options on foreign currencies, acquired by Mediaset S.p.A. on the market in order to hedge the risks resulting from foreign currency fluctuations both with respect to very likely future commitments and debt for purchases already completed.

The *fair value* of *forward* contracts on currencies is determined as the discounted difference between the notional amount valued at the contract *forward rate* and the notional amount valued at the fair *forward* (period end exchange *rate* calculated at the account date).

Specifically, Mediaset S.p.A. collects information regarding possible exposure to the exchange rate risk of subsidiaries R.T.I. S.p.A. and Media Shopping S.p.A. and, once the derivative contract is stipulated on the market, it transfers them to them by stipulating an intercompany contract with the same conditions.

These contracts do not qualify as hedging pursuant to IAS 39 and, therefore, they are entered with fair value variations to Income Statement as "realised income or loss and based on foreign exchange transaction valuations".

Other financial assets

This newly constituted item is represented by the short-term financial receivable from British Telecommunications PLC for the sale of the equity investment in Albacom S.p.A., resulting from the difference between the receivable of EUR 49,216 thousand and the risk provision of EUR 34,591 thousand allocated to guarantee the minimum collectable value, with the addition of the interest accrued as at 31 December 2009, i.e. EUR 2,433 thousand. The receivable was collected on 4 February 2010.

6.7 Cash and cash equivalents

	31/12/2009	31/12/2008
Bank and postal deposits	82,457	81,800
Cash in hand and cash equivalents	15	40
Total	**82,472**	**81,840**

The balance of EUR 82,472 thousand (EUR 81,840 thousand as at 31 December 2007) includes the current account relations held with leading national and international banks, amounting to EUR 82,457thousand (EUR 81,800 thousand as at 31 December 2008) and cash in hand and duty stamps totalling EUR 15 thousand (EUR 40 thousand as at 31 December 2008).

Net financial position

The net financial position of Mediaset S.p.A. as at 31 December 2009, compared to that of the previous year, is as follows:

	31/12/2009	31/12/2008
Cash	15	40
Bank and postal accounts	82,457	81,800
Securities and current financial assets	10,100	7,550
Liquidity	**92,572**	**89,390**
Financial receivables from subsidiary companies	3,009,640	3,318,395
Financial receivables from affiliated companies	-	136
Total current financial receivables	**3,009,640**	**3,318,531**
Payables to banks	(714,812)	(543,190)
Current payables and financial liabilities	(397,222)	(852,400)
Financial payables to subsidiary companies	(374,531)	(358,865)
Financial payables to affiliated companies	(1,132)	-
Current financial debt	**(1,487,697)**	**(1,754,455)**
Current net financial position	**1,614,516**	**1,653,466**
Non-current financial payables and liabilities	(794,310)	(885,833)
Non-current portion of net financial debt	**(794,310)**	**(885,833)**
Net financial position	**820,206**	**767,633**

The positive change in the net financial position, amounting to EUR 52,573 thousand, is mainly due to financial revenues pertaining to the collection of dividends from direct and indirect subsidiaries for EUR 370,072 thousand and for EUR 460,000 thousand collected and used for the partial extinction of the load to the subsidiary Mediaset Investment S.a.r.l.. With regard to financial expenses, of note are the payment of dividends for EUR 431,833 thousand, the capital contribution to the subsidiary Mediaset Investimenti S.p.A. for EUR 350,000 thousand and the cash flow absorbed from financial activities. These changes are illustrated in greater detail in the Cash Flow Statement.



COMMENTS ON THE MAIN SHAREHOLDERS' EQUITY AND LIABILITIES ITEMS

(EUR thousands)

8. Shareholders' equity

The main items composing Shareholders' equity and the relevant changes are commented below.

8.1 Share Capital

As at 31 December 2009, the fully underwritten and paid up Share Capital amounting to EUR 614,238 thousand, consists of no. 1,181,227,564 ordinary shares with a par value of EUR 0.52 each. No changes occurred during the year.

8.2 Share premium reserve

As at 31 December 2009 the share premium reserve amounted to EUR 275,237 thousand. No changes occurred during the year.

8.3 Treasury shares

This item includes Mediaset S.p.A. shares purchased based on the decisions of the General Shareholders' Meeting, 16 April 2003, 27 April 2004, 29 April 2005, 20 April 2006, 19 April 2007, 16 April 2008 and 22 April 2009, whereby the Board of Directors was granted the power to purchase up to a maximum of 118,122,756 shares (corresponding to 10% of Share Capital). This power is valid until the Financial Statements as at 31 December 2009 are approved and, in any case, for no longer than 18 months from the resolution made by the General Shareholders' Meeting.

	31/12/2009		31/12/2008	
	Number	**Book value**	**Number**	**Book value**
Treasury share - beginning balance	44,825,500	416,656	44,825,500	416,656
Treasury share - final balance	44,825,000	416,656	44,825,500	416,656

As at 31 December 2009 the book value of treasury shares in portfolio amounted to EUR 416,656 thousand (no changes have occurred from last year), equivalent to No. 1,895,500 shares to cover the requirements for the stock option plans approved and No. 42,930,000 shares acquired following the buyback resolutions made on 13 September 2005 and 8 November 2005.

No changes occurred during the year.
As at 31 December 2009 no treasury shares in the portfolio were held for purposes of stabilising stock market values.



8.4 Other reserves

	31/12/2009	31/12/2008
Legal reserve	122,848	122,848
Extraordinary reserve	1,274,816	1,364,170
Reserve from mergers	8	8
Reserve for intercompany transactions	1,290,740	825,206
Reserve for profit/loss from treasury share trading	(2,605)	(2,605)
Other available reserves	2,986	1,511
Adjustments	(1)	(1)
Total	**2,688,792**	**2,311,137**

Legal reserve

As at 31 December 2009 this reserve amounted to EUR 122,848 thousand. No changes were applied during the year, because the reserve has already reached 20% of Share Capital.

Extraordinary reserve

This reserve amounts to EUR 1,274,816 thousand (EUR 1,364,170 thousand as at 31 December 2008). The EUR 89,354 thousand reduction from the previous year is attributable to the use of the portion to be allocated for the distribution of the 2008 dividend, period earnings in compliance with the resolution of the Shareholders' General Meeting of 22 April 2009.

Reserve for intercompany transactions

It amounts to EUR 1,290,740 thousand (EUR 825,206 thousand as at 31 December 2008) and it comprises both the capital gain recorded in the intra-group sale to the subsidiary Mediaset Investimenti S.p.A. of the equity investment in Gestevision Telecinco S.A. which took place in financial year 2005 for EUR 825,206 thousand, and the dividend received from the subsidiary Mediaset Investment S.a.r.l. for EUR 490,000 thousand, of which EUR 472,024 allocated directly to Net Equity Reserve net of the tax effect amounting to EUR 6,490 thousand. These are profit reserves distributed by the subsidiary Mediaset Investment S.a.r.l., that were formed as a result of the intercompany transaction and that therefore, in compliance with the "*under common control*" standard, are not recorded in the Income Statement at the time of their distribution.

Provision for gains and losses from sales and purchases of treasury shares

This item shows a negative balance equal to EUR 2,605 thousand and reflects the negative effect of the transactions completed in the preceding years net of the corresponding taxation. No changes occurred during the year.

Other reserves available

This item amounts to EUR 2,986 (EUR 1,511 thousand as at 31 December 2008). The increase over the previous year, for EUR 1,475 thousand is due for EUR 1,419 thousand to the amount released from the Employee Stock Option Reserve for the plan approved in 2004, which was made available because the option rights that could be exercised until 22 June 2009, have expired and for EUR 56 thousand to the reserve for profits on unrealised exchange rates which has become available.

8.5 Valuation reserve

	31/12/2009	31/12/2008
Reserve on unrealised exchanges	-	56
Hedging reserve collar on rates	(3,607)	(1,881)
Employee stock options reserve	3,635	4,171
Subsidiary employee stock options reserve	6,428	9,147
Reserve for actuarial profit/(loss)	(118)	(57)
Total	**6,338**	**11,436**

The *Reserve for unrealised exchange gains* dropped to zero during the year because the value of the reserve for profits on exchanges existing as at 31 December 2008 became available. This reserve was constituted with the allocation of the 2007 profits.

The *Reserve for Stock Option Plans* includes the amount of costs accrued as at 31 December 2009, determined pursuant to IFRS 2, for the three-year Stock Option Plans granted by Mediaset in 2005, 2007, 2008 and 2009 both to its own employees and to the employees of the directly and indirectly owned subsidiaries.

The *Reserve from the valuation of actuarial profits and losses* shows a negative balance equal to EUR 118 thousand (negative balance of EUR 57 thousand as at 31 December 2008) includes the actuarial components regarding the valuation of defined benefit plans, directly recognised in equity, net of deferred taxes.

The following table shows the changes for these reserves occurred during the year being looked at.

	Balance as of 01/01/2009	Increase/ (decrease)	Charged to income statement	Hedged item initial value adjustment	Fair Value variations	Deferred taxes	Balance as of 31/12/2009
Hedging reserve collar on rates	(1,881)	-	3,413	-	(5,794)	655	(3,607)
Reserve on unrealised exchanges	56	(56)	-	-	-	-	-
Employee stock option reserve	4,171	(537)	-	-	-	-	3,635
Subsidiary employee stock option reserve	9,147	(2,719)	-	-	-	-	6,428
Reserve for actuarial income(loss)	(57)	(85)	-	-	-	23	(118)
Total	**11,436**	**(3,396)**	**3,413**	**-**	**(5,794)**	**678**	**6,338**

Collar hedging reserve on interest rates

The amount shown corresponds to the entire fair value of the two derivatives since it is the lower in absolute value between the accumulated value of the derivatives and the variations in the underlying fair value.

The *Hedging reserve collar on interest rates,* amounting to EUR 3,607 thousand (EUR - 1,881 thousand as at 31 December 2008), includes net of taxes, the effective component of the valuation at *fair value* of two derivative contracts regarding *collar on interest rates*, negotiated for the purpose of hedging the interest rate on the loan of EUR 210,000 thousand signed in November 2005 with Mediobanca.

The recognition of EUR 3,413 in the Income Statement, regarding the payment of the difference calculated between 3 months Euribor assessed at pre-established intervals and that defined by the contract (CAP 4.50%) was entered under item *Realised financial income*.



8.6 Profits (Losses) brought forward

This item shows a negative balance equal to EUR 807,854 thousand (no changes from 31 December 2008) and results from the combined effect of all the adjustments due to the *First Time Application* and from the positive result of 2005. The most substantial change is the capital gain generated from the intercompany transfer of the equity investment in Gestevision Telecinco S.A., amounting to EUR 825,774 thousand.

As required by the regulations in the matter of Company Law, the table below details the items in Shareholders' equity, showing the possible uses and distribution of the reserves:

	Amount	Possibility of utilization	Amount to distribute	Summary of utilization in the three past fiscal years	
				Loss coverage	Other
Share capital	614,238	=	-	-	-
Own shares	(416,656)	=	-	-	-
Share premium reserve	275,237	A B C	275,237	-	-
Reserve from merger	8	A B C	8	-	-
Legal reserve	122,848	B	-	-	-
Extraordinary reserve	1,274,816	A B C	449,610	-	-
Reserve for intercompany transactions	1,290,740	=	-	-	-
Reserve for profit/loss from treasury share trading	(2,605)	=	-	-	-
Other available reserves	2,986	ABC	2,986	-	-
Revaluation reservene	6,338	=	-	-	-
Reserve from FTA	(807,854)	=	-	-	-
Total	**2,360,096**		**727,841**	-	-

Key:

A – for Share Capital increases

B – to cover losses

C – distributable to shareholders

Article 1, paragraph 33, letter q), of the 2008 Finance Law abrogated Article 109, paragraph 4, letter b) of TUIR (Consolidated Income Tax Act), envisaging the possibility of deducting some components of the income not entered in Income Statement, off-the-books.

As a result of this abrogated regulation, there is still a limitation on the distribution of this reserve for a total amount of EUR 1,059 thousand, resulting from off-the-books deductions carried out prior to 31 December 2007, which cannot be included in the optional perimeter of the amnesty envisaged in Article 1, paragraph 48 of the 2008 Finance Law.

8.7 Profit (loss) for the period

This item includes net profits for the period amounting to EUR 329,706,995.23 (EUR 342,478,809.80 as at 31 December 2008).

9. Non current liabilities

9.1 Employee Leaving Indemnity

Benefits to employees that fall within the Italian Employee Leaving Indemnity (ELI) are considered by IAS 19 as "post employment benefits" of the type "defined benefit plans" and are therefore subject to Projected Unit Credit Method actuarial procedures".

The procedure for the determination of Mediaset S.p.A.'s obligation with respect to employees was carried out by an independent actuary according to the following steps:



- Projection of the Employee Leaving Indemnity already accrued at the valuation date and of the quotas that will be accrued until the moment when the work relationship is terminated or when the accrued amounts are partially paid as an advance on the Post-employment benefit;
- Discounting at the valuation date of the expected cash flows that Mediaset S.p.A. will pay in the future to its own employees;

Post-employment Benefit according to IAS 19 was carried out "ad personam" and with closed population, i.e. analytical calculations were made on each employee present at the valuation date in the Mediaset S.p.A. without considering future employees of the company.

The actuarial valuation model is based on the so called technical bases, which represents the demographic, economic and financial assumptions regarding the parameters included in the calculation.

In summary, the adopted assumptions confirmed for FY 2009 are described here below:

Demographic hypotheses	
Life expectancy	2003 ISTAT (Italian National Statistical Institute) life expectancy table, broken down by age and gender
Probability threshold for Mediaset S.p.A. termination	Percentages for retirement, resignation/dismissal, expiry of employee labour contract were derived from corporate data analysis. The probability rates adopted are broken down by age, gender and labour category (white collar, managers and executives/journalists). For personnel with a labour contract with a defined expiration date, the development time horizon was brought to the expected expiration date of the contract and it was assumed that there are no early expenses with respect to the expiration. The actuarial evaluations considered a development time horizon of 60 years of age for women and 65 years for men.
Advances on the Employee Leaving Indemnity	The frequencies of advances and the average percentages of the employee Leaving Indemnities requested as advances were derived from observing the historic data of the Company.
Supplementary retirement fund	Employees who decide to allocate their Employee Leaving Indemnity entirely to pension funds relieve the Company of any obligations in terms of Employee Leaving Indemnity and the corresponding amounts are not subject to valuation. For all the other employees, the choices actually made by them, updated as at 31 December 2009 were considered instead.

Economic/financial hypotheses	
Inflation rate	The inflation scenario is in line with the latest Economic-Financial Planning Document available as at the valuation date which specifies a programmed inflation rate of 1.5% for the years 2010 and beyond.
Discount rates	The discount rate adopted was determined with reference to the market yield of "blue chip" company bonds at the evaluation date, using the Euro Industrial rate curve (source: Bloomberg) as at 31 December 2009.

As already commented in the section dedicated to the valuation criteria, as a result of the changes introduced in Italian Law No. 296 of 27 December 2006 (the "2007 Finance Law") and the subsequent implementation Decrees and Regulations, the amounts of Employee Leaving Indemnity accrued prior to 31 December 2006 will continue to be kept by the company in a specifically defined benefit plan (with an obligation for the already accrued benefits to be subject to actuarial valuation), while the amounts accrued from 1 January 2007, based on the choice of the employee in the period, will be allocated to complementary social security plans or transferred by the company to a treasury fund directly managed by the Italian National Social Security Institute (INPS) starting from the moment in which an employee makes the choice, as defined contribution plans (which are no longer subject to actuarial valuation).

The actuarial assessment determined a value of the Employee Leaving Indemnity Fund as at 31 December 2009 equal to EUR 4,257 thousand, with a decrease of EUR 324 thousand from the previous year.

The changes in this item during the period are detailed in the table below:

Fund provision as of 01/01/2009	**4,581**
Amount accrued and charged to income statement	133
Reserve transferred from subsidiaries, affiliated and associates companies	132
Employee severance pre-payments for the period	(581)
Employee severance indemnities paid during the year	(37)
Actuarial gain/loss	85
Reserve transferred to subsidiaries, affiliated companies and associates	(56)
Fund provision as of 31/12/2009	**4,257**

9.2 Deferred tax liabilities

The amount shown in the table corresponds to the balance of the payables for deferred taxes calculated on the basis of timing differences between the value entered in the Financial Statements and the corresponding value recognised for tax purposes.

Deferred taxes were calculated using the applicable tax rates corresponding to those which will be applied when the timing differences emerge.

	31/12/2009	31/12/2008
Beginning balance	629	1,631
Tax recognized to Income Statement	(227)	(387)
Tax charged to equity	-	(615)
Final balance	402	629

The table below shows details of changes in deferred taxes during the year.

	31/12/2009		31/12/2008	
	Amount of temporary differences	Tax effect	Amount of temporary differences	Tax effect
Liabilities for deferred taxes on:				
Revenues	-	-	665	215
Provision for bad debts	233	64	247	68
Tangible fixed assets	2	1	2	1
Employee severance indemnity	1,228	337	1,257	345
Total deferred tax liabilities	**1,463**	**402**	**2,171**	**629**

The balance of this item is EUR 402 thousand (EUR 629 thousand as at 31 December 2008).

The decreases recognised in the Income Statement mainly refer to the uses of deferred taxes to realign the fiscal value to the statutory value of revenues for the sale of rights made in the previous years and not entered in the Income Statement.


MEDIASET

9.3 Financial liabilities and payables

	Total	Balance as of 31/12/2009 Due			Balance as of 31/12/2008
		within 1 year	from 1 to 5 years	over 5 years	
Loans not supported by real guaranttees					
Mediobanca	150,021	1,787	148,234	-	210,612
San Paolo Imi	42,969	641	42,328	-	72,398
Intesa Sanpaolo stipulated on 15/03/07	99,895	657	99,238	-	100,095
Intesa Sanpaolo stipulated on 19/07/07	99,903	654	99,249	-	99,945
Lines of credit					
Mediobanca	-	-	-	-	100,282
Intesa Sanpaolo stipulated on 15/03/07	100,030	30	100,000	-	100,065
Intesa Sanpaolo stipulated on 19/07/07	100,026	26	100,000	-	100,129
Credito Bergamasco stipulated on 30/10/09	100,103	103	100,000		-
Intesa Sanpaolo stipulated on 03/04/08	100,017	17	100,000	-	100,204
Other derivates					
Collar on interest rates - Royal Bank of Scotland	673	-	673	-	1,051
Collar on interest rates - UBM	673	-	673	-	1,052
Total	**794,310**	**3,915**	**790,395**	**-**	**885,833**

On 30 October 2009, a contract for the granting of a credit line was stipulating with Credito Bergamasco S.p.A. as agent bank for a notional amount of EUR 100,000 thousand, expiring on 29 April 2011.

As at 31 December 2009, loan contracts exists that were stipulated in 2007 and 2008 with Intesa Sanpaolo S.p.A. expiring respectively in 2012 and 2013, and subject to the following financial covenant:

- net financial position /EBITDA lower or equal to 2 to be checked on a half-year basis based on Mediaset consolidated data.

These parameters have been met to date.

As at the same date, loan contracts exist that were stipulated in 2006 with San Paolo IMI S.p.A. expiring in 2012, and subject to the following financial covenants:

1. net financial position /EBITDA lower or equal to 4, to be checked on a half-year basis based on Mediaset consolidated data;
2. net financial position /equity lower or equal to 2 to be checked on a half-year basis based on Mediaset consolidated data.

These parameters have been met to date.

The contract stipulated with Mediobanca S.p.A. in 2005, expiring in 2013, is subject to the following financial covenants:

1. net financial position /EBITDA no higher than 1.5 to be checked on a half-year basis based on Mediaset consolidated data;
2. EBITDA/net financial losses no lower than 10 to be checked on a half-year basis based on Mediaset consolidated data.

These parameters have been met to date.

As at 31 December 2009, the extant credit line with Mediobanca is reclassified among current financial payables, since the contract expires on 17 November 2010.

For the loans and the credit lines, in the event that the financial covenants are not met, Mediaset S.p.A. should reimburse the portions used.

For all the loans, the next date in 2010 for reviewing the interest rate is as follows:

- 1 March 2010 for the Mediobanca loan;
- 29 March 2010 for the San Paolo IMI loan;
- 15 March 2007 and 22 January 2010 for the Intesa Sanpaolo loan;
- 11 January 2010 for the Intesa Sanpaolo loan stipulated on 19 July 2007;

The following table shows the actual interest rates (IRR) and the financial charges recognised in the Income Statement regarding existing loans and the fair value of the loans calculated based on end-of-period market rates:

	IRR	Financial charges	Fair value
Mediobanca loan	0.96%	4,085	211,228
San Paolo IMI loan	1.22%	2,421	71,896
Intesa Sanpaolo loan stipulated on 15/03/2007	0.67%	1,245	100,345
Intesa Sanpaolo loan stipulated on 19/07/2007	0.67%	1,233	100,858

The fair value regarding the San Paolo IMI loan and the Mediobanca loan was calculated on the total amount of each loan, which also comprises EUR 28,649 thousand and EUR 60,007 thousand re-classified among current financial payables.

9.4 *Provision for risks and charges*

The breakdown and the changes in these reserves are detailed below:

	Initial balance as of 01/01/2009	Provisions	Utilization	Financial charges	Reclassifications	Final balance as of 31/12/2009
Fund for future risks	34,756	87	(21)	3	(34,682)	143
Total	**34,756**	**87**	**(21)**	**3**	**(34,682)**	**143**

This *provision for risks and charges* amounts to EUR 143 thousand (EUR 34,756 thousand as at 31 December 2008). The EUR 34,613 thousand reduction from the previous year is attributable mainly to the reclassification in the short term provision allocated in 2004 for the amount receivable due from British Telecommunications Plc regarding the transfer of the equity investment in Albacom S.p.A., completed in February 2010 and further commented on in the description of item *5.6 Receivables and non current financial assets.*

As to criminal case 22964/2001 (also known as Television Rights) it should be noted that the tax fraud trial concerning the returns of the fiscal years 2001, 2002 and 2003 is still pending, and that the prosecution's other charges (money laundering) do not pertain to Mediaset's accounting position.

10. Current liabilities

10.1 Due to banks

Payables due to banks are broken down as follows:

	Balance as of 31/12/2009				Balance as of 31/12/2008
		Due			
	Total	within 1 year	from 1 to 5 years	over 5 years	
Financial liabilities due to banks	33	33	-	-	-
Lines of credit	626,123	626,123	-	-	514,217
Loans not supported by real guarantees					
San Paolo Imi	28,649	28,649			28,973
Mediobanca	60,007	60,007			-
Total	**714,812**	**714,812**	**-**	**-**	**543,190**

This item increased by EUR 171,622 thousand overall, of which EUR 100,000 thousand relate to the reclassification made as at 31 December 2009 for the extant credit line with Mediobanca S.p.A. since 2005, expiring 17 November 2010.

During the year, the use of the credit lines stipulated with leading banks increased. The credit lines are at floating rate and refer to advances with very short-term revocation, with expiry conventionally established after one year with possible renewal. The fair value is deemed to match the carrying value. As at 31 December 2009, 60.3% of the available credit lines was committed.

The value between the loans not supported by collateral refers to the short-term portions of the loan contracts stipulated respectively in 2006 with San Paolo IMI and in 2005 with Mediobanca. The amounts, of EUR 28,648 thousand for San Paolo IMI and 60,007 thousand for Mediobanca, include the interest and the two principal repayments prescribed for San Paolo IMI on 29 March 2010 and 28 September 2010 and for Mediobanca on 31 May 2010 and 29 November 2010.

10.2 Trade payables

Below are the details regarding the composition and changes in the period of the items under this heading:

	31/12/2009				31/12/2008
		Due			
	Total	within 1 year	from 1 to 5 years	over 5 years	
Due to suppliers	3,573	3,573	-	-	4,825
Due to subsidiaries	584	584	-	-	598
Due to affiliated companies and joint ventures	1	1	-	-	-
Due to associates	279	279	-	-	269
Due to holding companies	26	26	-	-	319
Total	**4,463**	**4,463**	**-**	**-**	**6,011**

Payables due to suppliers

This item decreased by EUR 1,548 thousand and there are no payables due over 12 months.





Trade payables to subsidiary companies mainly refer to payables to subsidiary R.T.I. S.p.A. regarding administrative services for EUR 224 thousand and sub-letting services for EUR 256 thousand.

Trade payables to affiliated companies mainly refer to charges for the cost of transportation provided by affiliated companies and, in particular, by Alba Servizi S.p.A..

Trade payables to parent company primarily comprise costs for directors' compensation to the parent Fininvest S.p.A.:

The fair value of the payables is considered close to the carrying value.

10.3 Provision for risks and charges

The breakdown and the changes in these item are detailed below:

	Beginning balance as of 01/01/2009	Provisions	Utilization	Financial charges	Other movements	Reclassifications	Adjustments	Final balance as of 31/12/2009
Fund provision for future	80	6,000	(34,707)	-	-	34,682	-	6,055
Total	**80**	**6,000**	**(34,707)**	**-**	**-**	**34,682**	**-**	**6,055**

This item includes potential losses and liabilities that can presumably be realised within 12 months.

The increase over the previous year, of EUR 5,975 thousand, refers mainly to the provisions on the risk of return of State aid to the Italian State, in relation to the State contribution on the purchase of the DTT decoders, established by the European Commission with its decision no. C2006-6634 of 24 January 2007.

On this issue, appeals are pending before the 1st Degree Court with respect to the above decision and the Civil Court of Rome against the payment order of the Ministry of Communications of 12 November 2009.

The reclassification of EUR 34,682 thousand refers to the provision made in 2004 with respect to the receivable claimed from British Telecommunications Plc relating to the completed sale of the equity investment in Albacom S.p.A., which became a short-term risk. As at 31 December 2009, the provision was used in consideration of the 4 February 2010 collection of the receivable, for which the provision was allocated.

10.4 Tax payables

This item is broken down as follows:

	31/12/2009	31/12/2008
Tax payables for IRES from tax consolidation	-	5,026
Withholdings on employee wages and salaries	894	860
Withholdings on freelance staff fees	177	157
Withholdings on foreign payments		1,398
Other payables due to Tax Authority	28	65
VAT Group	-	8,660
Revenue for VAT	35	202
Adjustments	1	(1)
Total	**1,135**	**16,367**



The item decreased by EUR 15,232 from the previous year, due to the items "*Payables for IRES (Corporate Tax) from tax consolidation*" and "*Group VAT*" which in the year in question post a receivable, already commented under "*Tax receivables*".

Other tax payables

This item equals EUR 28 thousand (EUR 65 thousand as at 31 December 2008) and includes the amount due to the national revenue authorities as at 31 December 2009 for withholdings pursuant to Article 1, paragraph 48 of the 2008 Finance Law.

Said optional treatment allowed for the re-alignment of the fiscal value to the financial value of assets subject to higher fiscal depreciation, made in FY 2004, which were not listed in the Income Statement.

Tax authorities for VAT

The item refers to the adjustment to the VAT deduction on depreciable assets, made necessary because the variation in the pro-rata was more than 10 percentage points higher than in the last period.

10.5 Intercompany financial payables

This item refers to current account relations with subsidiary and affiliated companies and with jointly controlled companies.

The terms regarding the granting of intercompany loans are better detailed under point 6.5 *Intercompany financial receivables.*

Intercompany financial payables due to subsidiary companies

	31/12/2009	**31/12/2008**
Videotime S.p.A	30,955	46,478
Boing S.p.A.	3,615	8,078
Media Shopping S.p.A.	-	11,253
Medusa Film S.p.A.	70,896	38,189
Medusa Video S.p.A.	1,207	1,079
The Space Cinema 1 S.p.A. (ex Medusa Multicinema S.p.A.)	-	346
Tao Due S.r.l.	26,674	6,475
Nova FIlms S.r.l.	-	237
Publieurope Ltd.	13,612	9,253
Publitalia '80 S.p.A.	227,008	236,550
Digitalia '08 S.r.l.	565	926
Adjustments	(1)	1
Total	**374,531**	**358,865**

Intercompany financial payables due to affiliated companies and joint ventures

	31/12/2009	**31/12/2008**
Fascino Prod. Gest. Teatro S.r.l.	1,132	-
Total	**1,132**	**-**

10.6 Other financial liabilities

	31/12/2009	31/12/2008
Financial liabilities for non hedging derivates		
Third party forward derivatives	5,677	10,822
Subsidiary forward derivatives	3,223	1,066
Total	**8,901**	**11,888**
Financia liabilities for hedging derivates		
Derivates for collar on interest rates forward third parties	4,387	792
Total	**4,387**	**792**
Other short term financial payables	392,835	851,608
Total	**406,123**	**864,288**

Financial payables for non-hedging financial derivatives, of EUR 8,901 thousand relates to the negative fair value of the derivatives on exchange rates, set out in detail in the table.

Collar derivatives on interest rates, amounting to EUR 4,387 thousand (EUR 792 thousand as at 31 December 2009) represents the fair value as at 31 December 2009 of two collar derivatives, stipulated as hedging instruments on the interest rate risk linked to the loan stipulated with Mediobanca.

Other short term financial payables in the previous year amounted to EUR 851,608 thousand and it referred to the loan stipulated with the subsidiary Mediaset Investment Belgium S.p.r.l., including accrual on interest on the maturity date, for a total amount of EUR 1,608 thousand.

In January 2009, the loan was extinguished and renegotiated for an equal amount (EUR 850,000 thousand) with subsidiary Mediaset Investment S.a.r.l. expiring on 15 January 2010. During 2009, the payable was reduced by virtue of the dividends distributed by the Luxembourg subsidiary, in part as explained above, recorded in the Income Statement and in part in the shareholders' equity because they are referred to transactions under common control.

The loan contract included the following conditions and terms:

- reference rate for the calculation of interest: 3 month/365 Euribor + 200 basis points
- the quarterly payment of interest is due on 15 April, 15 July, 15 October and 15 January;
- the principal may be repaid, wholly or in part, at any time;
- expiration date of the contract: 15 January 2010.

The residual loan of EUR 390,000 thousand in principal, was extended by letter dated 8 January 2010 for one year, moving the expiration date to 14 January 2011. The indicated reference rate, used to calculate interest, is the same as the previous contract and its payment was also extended to the same dates.

The residual of the *Other short-term financial payables* item, amounting to EUR 541 thousand, relates to the negative fair value of the exchange rate risk hedging contracts negotiated between 2004 and 2005 with Lehman Brothers Inc. before its bankruptcy, expiring between 2009 and 2011. In fact, the bankruptcy closed the derivatives early. The agreed remaining value of the position, resulting from a legal settlement, represents its fair value, which was paid by Mediaset S.p.A. with value date 10 March 2010.

10.7 Other current liabilities

	31/12/2009	31/12/2008
Due to employees for wages and salaries, accrued holiday pay and expenses	4,107	3,841
Due to insurance companies	54	67
Due to Shareholders for dividends	72	59
Due to Social Security institutions	1,161	1,089
Due to Directors	454	354
Due to Statutory Auditors	271	245
Other liabilities due to third parties	214	224
Other liabilities due to subsidiaries	18,982	7,924
Adjustments	-	1
Total	**25,315**	**13,804**

Other payables due to subsidiary companies

This item is broken down as follows:

- VAT payable transferred from the subsidiaries to Mediaset S.p.A. within the scope of the Group VAT management (mainly relating to the subsidiaries Elettronica Industriale S.p.A., Media Shopping S.p.A. and Publitalia '80 S.p.A.) for EUR 6,368 thousand;
- payable for IRES (Corporate Tax) from tax Consolidation amounting to EUR 5,468 million to the subsidiaries that participate to the Group tax burden in application of the Agreement on the exercise of the option to join the National Tax Consolidation system (mainly to the subsidiary R.T.I. S.p.A.);
- payable for EUR 1,172 thousand to the subsidiaries in view of the reimbursement request for the partial deductibility of the IRAP (Regional Tax) paid by the companies adhering to the Fininvest tax consolidation in FY 2004;
- payable to the subsidiaries for the portions recognised as reimbursement of the closure of the guarantee with the subsidiary Fininvest of EUR 5,973 thousand (EUR 4,692 thousand to R.T.I. S.p.A.).

Payables due to social security institutions

This item, amounting to EUR 1,161 thousand (EUR 1,089 thousand as at 31 December 2008), refers to payables to Social Security Institutions for the portions pertaining to the December wages, both charged by the company and by the employees.

The details are as follows:

	31/12/2009	31/12/2008
Inps	488	433
Inail	3	4
Enpals	327	318
Inpdai/Inpgi	66	57
Fpdac	267	270
Casagit	9	8
Adjustments	1	(1)
Total	**1,161**	**1,089**



12g3-2(b)
MEDIASET

COMMENTS ON THE MAIN INCOME STATEMENT ITEMS

(EUR thousands)

12. Revenues

12.1 Revenues from sales and services

This item amounts to EUR 4,915 thousand overall (EUR 18,750 thousand as at 31 December 2008). The decrease of EUR 13,835 thousand is due to the absence, in the year in question, of the programme rental contract due to the rationalisation of the rights acquisition and management activities, which in 2008 entailed the transfer of the residual library to the subsidiary R.T.I. S.p.A..

Revenues from sales and services are broken down as follows:

	2009	2008
Sponsorships	-	2
Sales of goods and products	-	5
TV Productions and co-productions	-	7
Programme lease	-	13,000
Use of TV rights	-	519
Other services	4,283	3,772
Leasing and rental	4	4
Sales commissions	580	1,064
Out of period income from sales and services	47	378
Adjustments	1	(1)
Total	**4,915**	**18,750**

Other services

The item mainly consists both of the services offered by the Central Communication and Information Office to the subsidiary R.T.I. S.p.A. for EUR 3,402 thousand and the performance of graphic advertising services to the subsidiary R.T.I. S.p.A. for EUR 450 thousand and subsidiary Publitalia '80 S.p.A. for EUR 114 thousand.

Fees and commissions

This item mainly consists of commissions on guarantees and sureties granted to subsidiary companies for a total amount of EUR 580 thousand.

This item is broken down as follows:

	2009	2008
Revenues from sales of assets		
Sales of assets to third parties	-	5
Revenues from services		
Services to Group companies	4,872	18,146
Services to third parties	43	599
Total	**4,915**	**18,750**



The table below shows revenues broken down by geographical region:

	2009	2008
Italy	4,915	17,934
EU countries		737
Non-EU countries	-	59
North America	-	7
Other countries	-	13
Total	**4,915**	**18,750**

12.2 Other revenues and income:

This item is detailed in the table below:

	2009	2008
Other revenues	3	3
Capital game	5	24,422
Inexistences	1,080	2,187
Surplus funds	-	2,160
Other proceeds	6,389	370
Adjustments	(1)	(1)
Total	**7,476**	**29,141**

Non-existent liabilities

The item is mainly constituted by the elimination of expired contractual payables to suppliers.

Other revenues

The item is mainly made up of the revenue recognised by the parent company Fininvest for the definitive closure of the guarantee for an amount of EUR 6,000 thousand, commented below, and of the revenues for leases to the subsidiary R.T.I. S.p.A. for an amount of EUR 347 thousand.

13. Costs

13.1 Personnel expenses

The following table compares the number of employees as at 31 December 2009 and as at 31 December 2008:

	Employees to 31/12/2009	Year average 2009	Employees to 31/12/2008
Managers	35	35	35
Middle managers	49	48	49
Office staff	135	132	130
Journalists	5	4	4
Total	**224**	**219**	**218**

The breakdown of personnel expenses is broken down as follows:

	2009	2008
Wages and salaries	20,173	19,580
Social security charges	5,348	5,777
Other personnel expenses	4,815	3,779
Ancillary personnel expenses	1,113	971
Out of period (income)/expenses on personnel expenses	(65)	19
Recovery on pesonnel expenses	(313)	(277)
Adjustments	-	(1)
Total	**31,071**	**29,848**

Personnel expenses for the year amount to EUR 31,071 thousand (EUR 29,848 thousand as at 31 December 2008). The net increase equal to EUR 1,223 thousand is due both to the increase in the number of employees and to normal wage increase mechanisms.

Other personnel expenses mainly include Stock Option Plan costs for the years 2007, 2008, and 2009 amounting to EUR 883 thousand and compensation to Directors employed by the company for EUR 2,686 thousand (EUR 2,655 thousand in 2008).

13.5 Services

This item is detailed in the table below:

	2009	2008
Maintenance and repairs	292	485
Trasport and storage	92	140
Consultants fees and external staff	10,022	8,840
Utilities and logistics	612	472
Advertising, public relations and hospitality	1,250	1,673
Sales commissions		42
Insurance costs	512	475
Travel and expense accounts	1,731	2,012
Administrative and E.D.P. service costs	1,805	1,527
Fees to Directors and Statutory Auditors	1,105	1,046
Other costs from television activities	27	24
Bank charges and commissions	1,785	1,054
Other services	599	579
Out of period (income)/expenses on services	88	28
Recovery on service expenses	(69)	(162)
Adjustments	-	(1)
Total	**19,851**	**18,234**

The 2009 amounts include the VAT portion by effect of the non-deductibility at 100% of the pro-rata due to the cessation of the rights trading activity, which took place at the end of 2008.

Consultancy and collaborations mainly include legal advisory services amounting to EUR 3,697 thousand, other professional services for EUR 5,319 thousand and other technical consulting services equal to EUR 557 thousand.



Costs relating to independent audit services amount to EUR 797 thousand, of which those related to the certification of the *"Modello Unico"* and *"Modello 770"* amount to EUR 5 thousand. No other services were performed either by the auditing company or by Companies in its network.

Advertising, public relations and entertainment expenses include advertising and sponsorship costs, of which EUR 324 thousand refer to affiliated company Il Teatro Manzoni S.p.A..

Administrative expenses and E.D.P. services refer mainly to administrative services for EUR 1,167 thousand of which EUR 748 thousand to the subsidiary R.T.I. S.p.A..

Compensation to Directors and Statutory Auditors includes compensation paid to company Directors for EUR 834 thousand (EUR 779 thousand in 2008) and Auditors for EUR 271 thousand (EUR 267 thousand in 2008).

Lastly, *Cost recovery for services* include mainly recharges of costs to subsidiaries and EUR 8 thousand refer to the recovery of costs charged to Fininvest S.p.A. in relation to the reimbursement of losses and legal expenses during the year, covered by the deed of acknowledgement, stipulated on 19.12.2002, regarding the Guarantee released on 06.06.1996 in favour of Mediaset S.p.A. and its subsidiaries, subject to expiry on 31.12.2002.

13.6 Leasing and rental

This item is made up as follows:

	2009	2008
Leases and rentals	3,054	2,581
Royalties	558	465
Out of period (income)/expenses on utilization	10	15
Total	**3,622**	**3,061**

The item *Leases and rentals* includes the cost paid for renting offices in Milan and Rome, mainly charged to subsidiary R.T.I. S.p.A. for a total amount of EUR 2,401 thousand.

The item *Royalties*, equal to EUR 558 thousand, comprises the cost borne for the exploitation of the Fininvest trademark, increased from the previous year by effect of the non-deductible VAT.

13.7 Provisions

	2009	2008
Fund provision for future risks	5,950	-
Total	**5,950**	**-**

This entry includes the provision for EUR 6,087 thousand net of uses for EUR 136 thousand EUR made during the year in question and already commented in *"Provisions for risks and charges"*.


MEDIASET

13.8 Sundry operating costs

This item is broken down as follows:

	2009	2008
Sundry tax charges	191	3,116
Out-of-period expenses and non-existent liabilities	121	162
Other operating costs	7,918	1,619
Out of period (income)/expenses on sundry operating costs	11	10
Recovery on sundry operating costs	(480)	(9)
Total	**7,761**	**4,898**

The item *Other operating costs* mainly include contributions for association fees and gifts for EUR 967 thousand, costs for subscriptions and magazines for EUR 309 thousand, costs for consortium fees for EUR 77 thousand and costs for legal settlements equal to EUR 6,486 thousand, of which EUR 5,973 thousand to subsidiary companies (mainly to R.T.I. S.p.A. for EUR 4,692 thousand to Publitalia '80 S.p.A. for EUR 889 thousand) and EUR 470 thousand recovered from the affiliate Reteitalia S.r.l..

13.9 Amortisation, depreciation and write-downs

This item includes the amortisation/depreciation of intangible and tangible assets.

	2009	2008
Depreciation of tangible assets	98	138
Amortisation of TV rights	-	9,724
Amortisation of other intangible assets	76	109
Adjustments	1	-
Total	**175**	**9,971**

The item decreased by EUR 9,796 thousand, due to the reduction to zero of the item "*Amortisation of TV rights*", which was still present in 2008, by virtue of the sale of the Library.



15. Financial income/(charges)

15.1 Financial charges

	2009	2008
Interests due on Mediaset c/a tw subsidiaries	2,894	14,208
Interests due on Mediaset c/a tw affiliated companies and joint ventures	55	85
Interests due on current accounts		15
Interests due on short term loans	37,678	69,244
Interests due on long term loans	6,261	14,017
Interests due on IRR	8,984	24,973
Losses on currency exchange	105,374	99,354
Losses on currency re-valuation	71,019	5,933
Other charges	3,620	1,166
Loss on securities	4,430	7,006
Out of period(income)/expenses on financial charges	(1)	-
Adjustments	(1)	-
Total	**240,313**	**236,001**

This item amounts to EUR 240,313 thousand overall and it increased by EUR 4,312 thousand from the previous year.

Interest due on short-term loans

The item mainly includes interest accrued on the short-term loan to the subsidiary Mediaset Investment S.a.r.l. amounting to EUR 27,264 thousand. Furthermore, this item includes interest due on loan contracts stipulated with Unicredit Banca for EUR 1,365 thousand, Banca Popolare di Bergamo for EUR 1,520 thousand, Banca Nazionale del Lavoro for EUR 1,292 thousand and Banca Popolare di Milano for EUR 1,197 thousand.

Interest due on medium/long-term loans

The item mainly comprises the interest accrued on the short-long term loans stipulated with Banca Intesa for EUR 3,578 thousand, with Banca Popolare di Bergamo for EUR 878 thousand and with Mediobanca for EUR 1,025 thousand.

IRR interest due

This item consists of interest due on loans calculated based on the *amortised cost* method and includes:

- EUR 10,534 thousand due to Mediobanca;
- EUR 2,421 thousand due to S. Paolo Imi;
- EUR 2,478 thousand due to Intesa S. Paolo.

Foreign exchange gains and losses

The total profit for the year referring to exchange differences recorded and from valuation amounts to EUR – 1,266 thousand (EUR - 37 thousand as at 31 December 2008) and it derives for EUR 725 thousand from the result of exchange rate hedging transactions, that led to signing balanced trading agreements in favour of the R.T.I. S.p.A. and Media Shopping S.p.A.. In compliance with IAS 39, these agreements do not qualify as hedging contracts and, therefore,





their fair value change is booked to Income Statement. The amount of EUR 541 thousand represents negative fair value, as payable to Lehman Brothers Inc., for the exchange risk hedging contracts extant with it before its bankruptcy. The position was closed as a result of a settlement paid with value date 10 March 2010.

15.2 Financial income

	2009	2008
Interests due on Mediaset c/a tw subsidiaries	60,026	176,819
Interests due on Mediaset c/a tw filiated companies and joint ventures	26	16
Interests due on current accounts	519	2,174
Proceeds from security trading	865	585
Ptoceeds from currency exchange	104,925	99,357
Proceeds from currency re-valuation	70,202	5,923
Other financial proceeds	557	1,314
Security re-valuation	6,980	2,246
Out-of-period (income)/expenses on financial proceeds		(17)
Adjustments	-	(1)
Total	**244,100**	**288,416**

The item decreased by EUR 44,316 thousand because of the reduced interest paid on the intercompany current account, only partially offset by the increase in foreign exchange income.

Security capital gains and losses

The item is made up of the net unrealised profit of EUR 2,550 thousand, resulting from the fair value measurement at year end of the Telecinco shares in portfolio as at 31 December 2009, i.e. EUR 10.10 per share (7.55 as at 31 December 2008). The net profit is recorded as a capital loss for EUR 4,930 thousand and as revaluation for EUR 6,980 thousand, to align it with the fair value of the period.

Revenues on trading of securities

This item is made up of the dividends paid out by the indirect subsidiary Gestevision Telecinco S.A. for EUR 865 thousand (EUR 585 thousand in 2008).

Other financial income

The item amounts to EUR 557 thousand (EUR 1,314 thousand in 2008) and it is prevalently made up of the interest accrued on the financial receivable from British Telecommunications PLC, already commented in *"Other current financial assets"*.

The table that follows shows the financial revenues and expenses, according to IAS 39 categories and the other, non contemplated categories, both for the current year and for the previous one:

IAS 39 categories	31/12/2009	31/12/2008
Liabilities at amortised cost	(55,866)	(122,560)
Receivables and loans	61,066	179,641
Financial instruments held for trading	(1,284)	(4,401)
	3,916	**52,680**
Other financial income and charges	(130)	(265)
Total	**3,786**	**52,415**


MEDIASET

15.3 Income/(expenses) from equity investments

Dividends from subsidiary companies

This item includes the dividends paid out by subsidiary companies for EUR 369,207 thousand, as detailed in the table below:

	2009	2008
Mediaset Investment S.a.r.l.	17,976	-
R.T.I. - Reti Televisive Italiane S.p.A.	269,231	221,154
Publitalia '80 S.p.A.	82,000	87,000
Total dividends from subsidiaries	**369,207**	**308,154**

The dividends collected from the subsidiary Mediaset Investment S.a.r.l. amount to EUR 490,000 thousand of which EUR 472,024 thousand recognised in net equity reserve, as commented in "*Reserve for intercompany transaction*".

16. Income tax

	2009	2008
Charges/(proceeds) for IRES from tax consolidation	(21,482)	(17,633)
Fund provision for IRAP	119	647
Substitute tax	-	91
Total current taxes	**(21,363)**	**(16,895)**
Fund provision for deferred tax liabilities	-	1
Utilization of the deferred tax liabilities fund	(227)	(387)
Total deferred tax liabilities	**(227)**	**(387)**
Utilization of credit from deferred tax assets	10,318	17,654
Deferred tax assets	(1,810)	(793)
Total deferred tax assets	**8,508**	**16,861**
Adjustments	-	(1)
Total	**(13,082)**	**(421)**

This item, equal to EUR – 13,082 thousand (EUR – 421 thousand as at 31 December 2008), refers to the IRAP (Regional tax) adjustment for EUR 119 thousand and it includes recognition of a proceed amounting to EUR 21,482 thousand, in compliance with the provisions established in the relevant Agreement regarding the option to join the tax consolidation system regulating the relations of the parties involved. This item was adjusted through utilisation of advanced and deferred taxes for the year equal to EUR 10,091 thousand, partially offset by provisions for advanced taxes amounting to EUR 1,810 thousand.



Below are the reconciliation tables between ordinary and actual rates:

IRES	31/12/2009	31/12/2008
Ordinary applicable tax rate	**27.50%**	**27.50%**
Effect of increase (decrease) differences against ordinary tax rate		
Free-tax income	-1.37%	-5.00%
Dividends	-28.49%	-23.54%
Permanent differences	0.29%	-0.03%
Actual tax rates	**-2.07%**	**-1.07%**

IRAP	31/12/2009	31/12/2008
Theoretical tax burden	**4.82%**	**4.82%**
Other permanent differences		
Other personnel expenses		0.11%
Free-tax income		-0.19%
Not deducible amortisation		0.02%
Not deducible financial charges		0.59%
Other permanent variations		0.08%
Other non deducible charges for IRES		0.00%
Actual tax rates	**4.82%**	**5.43%**

In the current year, the company has no taxable amount for IRAP (Regional Tax) purposes.



19. Investment commitments and guarantees

Sureties given

These are sureties given for EUR 92,143 thousand (EUR 86,638 thousand as at 31 December 2008), of which EUR 91,454 thousand to subsidiary and affiliated companies and EUR 689 thousand to third parties. As for sureties given in favour of subsidiary companies, mention should be made of the bank sureties granted in the interest of the subsidiary R.T.I. S.p.A., to Juventus F.C. S.p.A. for EUR 30,681 thousand, F.C. Internazionale S.p.A. for EUR 15,400 thousand, A.S. Roma S.p.A. for EUR 11,700 thousand and to UEFA for EUR 13,600 thousand.

Potential liabilities guaranteed by the parent company Fininvest S.p.A.

As stated in the Financial Statements as at 31 December 2006, it should be noted that the guarantee issued on 6 June 1996 by Fininvest S.p.A. in favour of Mediaset S.p.A. and its subsidiaries, in connection with the public offering for the sale and subscription of shares in Mediaset S.p.A. expired on 31 December 2002.
Therefore, as already mentioned, on 19 December 2002 a joint deed of acknowledgement was signed with the parent company whereby Fininvest S.p.A. is committed to hold Mediaset S.p.A. and its subsidiaries indemnified also beyond said expiration date, until no more consequences will be felt on the Balance Sheet and Income Statement due to the events covered by the guarantee and notified to Mediaset S.p.A. and its subsidiaries by 31 December 2002 and notified to Fininvest S.p.A. by 31 January 2003.
The following events were covered by the guarantee in 2009:

- with regard to the expenses that have already been verified and entered in the Financial Statements ended as at 31 December 2009, Mediaset S.p.A. requested compensation from Fininvest S.p.A. for expenses totalling EUR 7 thousand, of which EUR 20 thousand not yet received.

On 5 March 2010, Mediaset and Fininvest stipulated a settlement agreement whereby they declared definitively terminated the hold indemnified agreement discussed above, whereby Fininvest committed to hold indemnified Mediaset and its subsidiaries, until the expiration of the tax statute of limitations, from all damage, cost, liability, contingent liability and capital loss deriving from circumstances preceding the public trading date.

In view of the payment by Fininvest S.p.A. to Mediaset S.p.A. of the all-inclusive amount of EUR 6,000 plus VAT, the parties acknowledged the extinction of any and all mutual obligation with respect to all disputes still covered by said guarantee. These are mainly litigations with third parties, not yet defined with a final court decision. The disputes had been specifically listed by the parties through a deed of recognition signed on 19 December 2002, subsequently complemented with the deed of 11 November 2003.

The amount paid by Fininvest S.p.A. is the summation of the residual potential economic risk deriving for the two companies of the Mediaset group, in case of loss in the litigations indicated in the aforesaid list.

From the settlement was separated a single tax dispute position, involving the subsidiary RTI S.p.A., with respect to which, in case of loss, the guarantee obligations by Fininvest S.p.A. will remain valid.



Forward financial transactions

Mediaset S.p.A. directly co-operates with institutional partners to hedge foreign exchange risks for itself and its subsidiaries.

The structure of the Mediaset Group shows how central commercial television operations are; this means that the Group needs to rely on major international producers of films / sports events in order to purchase television rights (which are mostly denominated in foreign currencies, such as USD) with exposure to market risks arising from variations in exchange rates.

To reduce such risks, financial derivatives are used, as explained below.

In the Mediaset Group, cash operations are substantially centralised in Mediaset S.p.A., operating both in the Italian domestic and foreign markets.

The Mediaset S.p.A. Board of Directors provided the guidelines on the financial operations that require a definition by the Financial Division of the maximum exchange rate and interest rate risks that the company can take on and a list of the features of the players which can be considered as viable partners.

This item, totalling EUR 1,054,767 thousand (EUR 764,147 thousand as at 31 December 2008), refers to hedging foreign exchange risk on currency transactions.

Lastly, it should be noted that the derivative contracts stipulated with third parties for exchange risk hedging purposes are to be considered offset by those signed with subsidiary R.T.I. S.p.A. and with subsidiary Media Shopping S.p.A..

Other information

Furthermore, it should be noted that derivatives to hedge interest rate risks (collar derivatives on interest rates) referring to the medium-to-long term loan stipulated in 2006 at floating rate and already commented in the item *Non current payables and financial liabilities*, commit Mediaset S.p.A. to pay amounts at pre-established dates that are calculated on the difference between the 3.17% Floor rate set in contracts and the floating market rate valid at the date of reference, should these be below this threshold. Conversely, the parties involved undertake to pay Mediaset S.p.A. amounts, at the same pre-established dates, which are calculated on the difference between the 4.50% Cap rate and the market rate at the date of reference, should the market rate be above this threshold.

It should be noted that these contracts were subjected to efficiency tests that have provided positive results.

On 18 December 2009, the parent company Mediaset S.p.A., the subsidiary Gestevision Telecinco S.A. and Promotora de Informaciones S.A. (Prisa) approved and signed an agreement that provides, subject to certain conditions being met, such as the completion of the due diligence processes and the obtainment of the necessary authorisations by the regulatory and Antitrust authorities, for the acquisition by Telecinco, through an exchange of shares and the payment of cash up to EUR 500,000 thousand, of a newly incorporated company that includes the business unit of Cuatro (Spanish television network, transmitting in the clear, of Sogecable S.A.) and of the 22% interest in Digital Plus. At the end of these transactions, Prisa will receive an interest in Telecinco equivalent to 18.3% of the Share Capital and consequently the interest in Telecinco of the subsidiary Mediaset Investimenti S.p.A. will be diluted around 41%.

To fund this transaction, Telecinco will conduct a paid increase in Share Capital of about EUR 500,000 thousand with option right. The Mediaset group, as majority shareholder (50.51%), will commit to underwrite its own portion of said capital increase.


12g3-2(b)
MEDIASET

20. Additional information on financial instruments and risk management policies

Classes of financial instruments

Below is a detailed analysis of financial assets and liabilities pursuant to IFRS 7 in the context of the categories established in IAS 39 both for the previous year and the year being looked at.

financial year 2009

	IAS 39 categories					
BALANCE SHEET ITEM	**Financial instruments held for trading**	**Receivables and loans**	**Financial instruments held to maturity**	**Financial instruments held for sale**	**Book value**	**Notes**
NON CURRENT ASSETS						
Other financial assets						
Other equity investments	-	-	-	2	2	5.5
Financial receivables	-	157	-	-	157	5.6
CURRENT ASSETS						
Trade receivables						
Customers	-	87	-	-	87	6.2
Mediaset Group companies	-	4,640	-	-	4,640	6.2
Fininvest and Mediolanum Group companies	-	149	-	-	149	6.2
Current financial assets						
Sahres	10,100	-	-	-	10,100	6.6
Non hedge derivatives - third parties	3,205	-	-	-	3,205	6.6
Non hedge derivatives - subsidiaries	5,247	-	-	-	5,247	6.6
Financial receivables	-	-	-	17,058	17,058	6.6
Cash and cash equivalents						
Bank and postal deposits	-	82,457	-	-	82,457	6.7
Cash in hand	-	15	-	-	15	6.7
Intercompany subsidiary financial receivables	-	3,009,640	-	-	3,009,640	6.5
TOTAL FINANCIAL ASSETS	18,552	3,097,145	-	17,060	3,132,757	

	IAS 39 categories			
BALANCE SHEET ITEMS	**Financial instruments held for trading**	**Liabilities at amortised cost**	**Book value**	**Notes**
NON CURRENT LIABILITIES				
Financial payables and liabilities				
Banks	-	792,964	792,964	9.3
Hedge derivatives - third parties	1,345	-	1,345	9.3
CURRENT LIABILITIES				
Payables due to banks				
Banks	-	88,689	88,689	10.1
Credit lines	-	626,123	626,123	10.1
Tarde payables				
Suppliers	-	3,573	3,573	10.2
Mediaset Group companies	-	584	584	10.2
Fininvest and Mediolanum Group companies	-	306	306	10.2
Other financial liabilities				
Financial payables due to subsidiaries	-	392,294	392,294	10.6
Financial payables due to third parties	541	-	541	10.6
Hedge derivatives - third parties	4,387	-	4,387	10.6
Non hedge derivatives - third parties	5,677	-	5,677	10.6
Non hedge derivatives - subsidiaries	3,223	-	3,223	10.6
Intercompany financial payables - subsidiaries/associa	-	375,663	375,663	10.5
TOTAL LIABILITIES	15,173	2,280,196	2,295,369	

financial year 2008

BALANCE SHEET ITEM	IAS 39 categories: Financial instruments held for trading	Receivables and loans	Financial instruments held to maturity	Financial instruments held for sale	Book value	Notes
NON CURRENT ASSETS						
Other financial assets						
Other equity investments	-	-	-	2	2	5.5
Financial receivables	-	157	-	51,154	51,311	5.6
CURRENT ASSETS						
Trade receivables						
Customers	-	152	-	-	152	6.2
Mediaset Group companies	-	43,427	-	-	43,427	6.2
Fininvest and Mediolanum Group companies	-	117	-	-	117	6.2
Current financial assets						
Sahres	7,550	-	-	-	7,550	6.6
Non hedge derivatives - third parties	1,066	-	-	-	1,066	6.6
Non hedge derivatives - subsidiaries	10,817	-	-	-	10,817	6.6
Cash and cash equivalents						
Bank and postal deposits	-	81,800	-	-	81,800	6.7
Cash in hand	-	40	-	-	40	6.7
Intercompany subsidiary financial receivables	-	3,318,531	-	-	3,318,531	6.5
TOTAL FINANCIAL ASSETS	19,433	3,444,224	-	51,156	3,514,813	

BALANCE SHEET ITEMS	Financial instruments held for trading	Liabilities at amortised cost	Book value	Notes
NON CURRENT LIABILITIES				
Financial payables and liabilities				
Banks	-	883,730	883,730	9.3
Hedge derivatives - third parties	2,103	-	2,103	
CURRENT LIABILITIES				
Payables due to banks				
Banks	-	28,973	28,973	10.1
Credit lines	-	514,217	514,217	10.1
Tarde payables				
Suppliers	-	4,825	4,825	10.2
Mediaset Group companies	-	598	598	10.2
Fininvest and Mediolanum Group companies	-	588	588	10.2
Other financial liabilities				
Financial payables due to subsidiaries	-	851,608	851,608	10.6
Hedge derivatives - third parties	792	-	792	10.6
Non hedge derivatives - third parties	10,822	-	10,822	10.6
Non hedge derivatives - subsidiaries	1,066	-	1,066	10.6
Intercompany financial payables - subsidiaries/associa	-	358,865	358,865	10.5
TOTAL LIABILITIES	14,783	2,643,404	2,658,187	



Fair value of financial assets and liabilities: calculation methods used

Below is a description of the amounts corresponding to the fair value of the classes of financial instruments broken down by calculation methods adopted for their determination in the previous year and in the year being looked at.

financial year 2009

	Book value	Mark to Market	Mark to Model			Total fair value	Notes
			Black&Scholes's model	Binomial model	DCF Model		
Payables due to banks	(881,620)	-	-	-	(884,326)	(884,326)	9.3
Secutities	10,100	10,100	-	-	-	10,100	6.6
Non hedge derivatives							
Forward contracts - third parties	(2,472)	-	-	-	(2,472)	(2,472)	6.6/10.6
Forward contracts - subsidiaries	2,024	-	-	-	2,024	2,024	10.6
Hedge derivatives							
Third party plain vanilla options	(5,732)	-	-	-	(5,732)	(5,732)	6.6

financial year 2008

	Book value	Mark to Market	Mark to Model			Total fair value	Notes
			Black&Scholes's model	Binomial model	DCF Model		
Payables due to banks	(912,703)	-	-	-	(916,339)	(916,339)	9.3
Secutities	7,550	7,550	-	-	-	7,550	6.6
Non hedge derivatives							
Forward contracts - third parties	(9,755)	-	-	-	(9,755)	(9,755)	6.6/10.6
Forward contracts - subsidiaries	9,752	-	-	-	9,752	9,752	6.6/10.6
Hedge derivatives							
Third party plain vanilla options	(2,895)	-	(2,895)	-	-	(2,895)	6.6

The fair value of payables due to banks was calculated without any assumption made on the company's credit spread.

The fair value of stocks listed on an active market is based on market prices at the Balance Sheet date.

The market prices used are bid/ask prices according to the relevant position held (asset/liability).

The fair value of stocks not listed in an active market and trading derivatives is determined using the most widely employed evaluation models and techniques or using the price assessed by several independent experts.

The fair value of trade payables due within the financial year was not calculated since it is estimated that their carrying value is very close to fair value. As a result, the carrying value for such payables for which the fair value was calculated, also includes the portion due within 12 months from closing date.

Moreover, it should be noted that financial assets and liabilities whose fair value cannot be properly determined were not entered in this table.

The financial assets and liabilities recorded in the Financial Statements at fair value were further classified according to the hierarchy set out by the standard:

a) **level I**: prices quoted on active markets for identical instruments;

b) **level II:** different variables from prices quoted on active markets observable both directly (in the case of the prices) and indirectly (i.e. derived from the prices);

c) **level III:** variables not based on observable market values



BALANCE SHEET ITEM	Book value	level I	level II	level III	Fair Value	Notes
Secutities	10,100	10,100			10,100	6.6
Derivatives with no hedging cash flow:						
- Forward contracts - third parties	(2,472)		(2,472)		(2,472)	6.6/10.6
- Forward contracts - subsidiaries	2,024		2,024		2,024	6.6/10.6
Derivatives for cash flow hedge:						
- Third party plain vanilla options	(5,732)		(5,732)		(5,732)	9.3/10.6

The company identified only 2 hierarchical levels for the instruments measured at fair value, because it does not apply measurement models that are not based on observable market values.

Financial income and borrowing costs recognised in compliance with IAS 39

Below is a detailed analysis of the amounts pertaining to financial income and borrowing costs broken down according to the categories provided for in IAS 39.

financial year 2009

IAS 39 categories	From interest	At Fair Value	From Fair Value reserve	Profit/(loss) on exchange rates	Net profit/(loss)
Financial instruments held for trading	865	(877)	-	(1,272)	(1,284)
Liabilities at amortised cost	(55,873)	-	-	7	(55,866)
Receivables and loans	61,066	-	-	-	61,066
Total IAS 39 categories					3,916
Other (charges)/income	-	(130)	-	-	(130)
Total					3,786

financial year 2008

IAS 39 categories	From interest	At Fair Value	From Fair Value reserve	Profit/(loss) on exchange rates	Net profit/(loss)
Financial instruments held for trading	585	(4,999)	-	13	(4,401)
Liabilities at amortised cost	(122,541)	-	-	(19)	(122,560)
Receivables and loans	179,641	-	-	-	179,641
Total IAS 39 categories					52,680
Other (charges)/income	-	(265)	-	-	(265)
Total					52,415

Capital management

The objectives of Mediaset S.p.A. in relation to capital management are based on ensuring the Group's ability to continue, jointly, both to provide a return to shareholders, protect stakeholders, guarantee compliance with the covenants and maintain an adequate capital structure.

Classes of financial risks and relevant hedging activities

The Mediaset S.p.A. Executive Committee defined the Group's policies for financial risk management, aimed at reducing exposure to exchange rate, interest rate and liquidity risks, which the Group is exposed to: such activities, aimed at optimising the structure of operating costs and resources dedicated, is centralised with parent company Mediaset S.p.A., the company responsible for collecting information regarding possible risk exposures and provide for relevant hedging.

To this end, Mediaset S.p.A. directly operates in the market and carries out a control and co-ordination activity to manage the financial risks of the Group companies; financial partners are selected among those having a high rating, while simultaneously guaranteeing limited exposure towards them.

Exchange rate risk

Mediaset S.p.A. acts as an intermediary in the management of the exchange rate risk aiming at minimising the effect of exchange rate fluctuations, which mainly its directly controlled subsidiary R.T.I. S.p.A. is exposed to as a result of the purchase of television rights mainly in USD.

Mediaset S.p.A. collects information regarding any exchange rate risk position of its subsidiary R.T.I. S.p.A. and, after stipulating the derivative contract on the market, transfers it to the same subsidiary through an intercompany contract under the same terms and conditions.

The classes of derivative contracts mainly used are forward contracts and options.

Mediaset S.p.A. accounts for these contracts (both the one stipulated with an independent partner and the one stipulated with its subsidiary R.T.I. S.p.A.) qualifying them as intermediary contracts; this means that fair value variations are posted in the Income Statements as "realised gains and losses and from valuation on foreign exchange operations" under item Financial income/(charges).

The fair value of forward contracts on currencies is determined as the discounted difference between the notional amount valued at the contract forward rate and the notional amount valued at the forward rate calculated at the date of closing

The fair value of exchange rate options is calculated using the Black & Sholes method for plain-vanilla options, while the binomial method is used for barrier options.

The sensitivity analysis on exchange rates was not carried out, since the activity correlated to it does not generate significant effects, because it exclusively derives from an intermediary activity, as previously commented.

Below is a table summarising the financial derivatives used with the relevant contract notional value.

Interest rate risk

The Mediaset Group's financial operations are centralised with Mediaset S.p.A. through the use of daily cash pooling automatic movements from almost all Group companies. Mediaset S.p.A. is fully responsible for the identification and stipulation of medium-to-long term loans as well as for the opening of committed and uncommitted credit lines.

The interest rate risk for Mediaset S.p.A. mainly originates from financial payables at floating rate which expose the company to a cash flow risk; the objective of the company is to limit the fluctuation of borrowing costs having an impact on the financial result, minimising the risk for a potential rise in interest rates.

Mediaset S.p.A. manages this risk by relying on derivative contracts stipulated with third parties aimed at pre-determining or reducing cash flow fluctuations due to changes in the interest rates


MEDIASET

on medium-to-long loans. The time horizon considered relevant for the management of the interest rate risk is established as the minimum term of 18 months.

From an accounting standpoint, starting from the derivative contract's effective date until the date of its redemption or maturity, Mediaset S.p.A. applies the hedge accounting method, including thorough documentation (hedging relationship) of the risk hedged against, the purposes and periodic verifications of its effectiveness.

In particular, the cash flow hedge method is applied pursuant to IAS 39. Based on this method, the effective component of the change in the value of the derivative is accounted for in a reserve in Shareholders' equity, which is used to adjust the recognition value of the interest to Income Statement upon occurrence.

The effectiveness assessment aims at demonstrating the high correlation between the technical-financial characteristics of the hedged against liabilities (maturity, amount, etc.) and those of the hedging instrument through the application of specific retrospective and perspective tests by using Dollar off-set and volatility reduction measure methods, respectively.

The fair value of the options (interest rate collar) on interest rates is calculated by using the Black & Scholes formula.

The derivative product portfolio includes two zero-cost collars. Below are the cap and floor barrier levels and the relevant maturity.

	Cap	Floor	Expiry
Collars on interest rates for notional amounting to EUR 210 million	4.50%	3.17%	29/05/2013

Sensitivity analysis

The financial instruments exposed to interest rate risk were subject a sensitivity analysis as of the closing date of these Financial Statements. The assumptions at the base of the model are as follows:

- medium-to-long term payables were subject to asymmetrical variation of 100 bps rise and 30 bps drop as at the date of re-fixing of the internal rate of return calculated during the year;
- short term payables and medium-to-long revolving payables and other current financial items were subjected to a recalculation of the amount of financial charges by applying the asymmetrical variation of 100 bps rise and 30 bps drop to the values entered;
- collars on interest rates were subjected to recalculation of the fair value by applying an asymmetrical shift of 100 bps rise and 30 bps drop to the curve of the interest rates as at the closing date of these Financial Statements. The ineffective component was calculated based on the average ineffective component for the period. In addition, any use of financial derivatives at any date of verification of the underlying interest rate was considered with subsequent discharge of the cash flow hedge reserve to Income Statement;
- compared to the previous year, the variation applied is no longer symmetrical, because the curve of the very short term interest rates has values close to zero.


MEDIASET

The table below shows, in brief, the variations in the Group's result and Shareholders' equity following to the sensitivity analysis carried out net of the relevant tax effects calculated on the basis of the theoretical rate applicable as at 31 December 2008:

Years	Variation b.p.	Economic Performance	Shareholders' equity reserve	Total Shareholders' equity
2009	100	6,978.3	1,023.3	8,001.6
	-30	-2,507.4	30.9	-2,476.5
2008	100	6,692.0	870.0	7,562.0
	-100	-5,737.0	-2,397.0	-8,134.0

Credit risk

With regard to third party financial partners and other Group companies, Mediaset S.p.A. is not characterised by significant liquidity risk or solvency risk positions.

The following tables show, broken down by type of financial partner, trade receivables and financial receivables due from third parties to Group companies and the corresponding Bad Debts Reserve accounted for in the year of reference. The resulting amounts are totally negligible.

financial year 2009

CLASSES	RECEIVABLES						
	Total net receivables	Net overdue amount					Bad debt
		0-30dd	30-60dd	60-90dd	Over	Total	
Trade receivables							
Other receivables	87	-	-	8	293	301	244
Receivables due from Fininvest Group companies	149	15	-	-	35	50	-
Receivables due from Mediaset Group companies	4,640	-	6	-	35	41	-
Total	**4,876**	**15**	**6**	**8**	**363**	**392**	**244**
Financial receivables							
Other financial assets	27,158						
Bank deposits	82,457						
Non hedge derivatives - third party	3,205						
Non hedge derivatives - subsidiaries	5,247						
Intercompany financial receivables	3,009,640						
Total	**3,127,707**						

financial year 2008

CLASSES	RECEIVABLES						
	Total net receivables	Net overdue amount					Bad debt
		0-30dd	30-60dd	60-90dd	Over	Total	
Trade receivables							
Other receivables	152	-	-	36	285	321	248
Receivables due from Fininvest Group companies	117	-	-	-	-	-	-
Receivables due from Mediaset Group companies	43,427	-	-	-	-	-	-
Total	**43,696**	**-**	**-**	**36**	**285**	**321**	**248**
Financial receivables							
Other financial assets	7,550						
Bank deposits	81,800						
Non hedge derivatives - third party	1,066						
Non hedge derivatives - subsidiaries	10,817						
Intercompany financial receivables	3,318,531						
Total	**3,419,764**						

It should be noted that the company has issued credit commitments totalling EUR 92,143 thousand (EUR 86,638 thousand as at 31 December 2008), of which EUR 91,454 thousand in


12g3-2(b)

favour of third parties in the interest of subsidiaries. These mainly refer to guarantees in favour of the main Football Clubs for EUR 71,381.

The table below shows the changes occurred in Bad Debts Reserve both for the previous year and the year being looked at.

	31/12/2009	31/12/2008
Beginning balance	**248**	**265**
Uses for the period	-	(16)
Rounding	(4)	(1)
Final balance	**244**	**248**

Liquidity risk

The liquidity risk is correlated to the difficulty of identifying the funds to face commitments.

This may be due to the unavailability of sufficient funds to face financial commitments based on the relevant established terms and maturities and in case of sudden revocation of uncommitted credit lines or in the event that the company must face its financial liabilities before their maturity.

As already mentioned, the Group's financial operations are centralised with Mediaset S.p.A.. operating respectively in the domestic market and in foreign markets, through the use of cash pooling automatic movements on a daily basis.

The management of the liquidity risk implies:

- the maintenance of a substantial balance between committed and uncommitted credit lines in order to avoid liquidity strains in the event that requests for reimbursement are delivered by the relevant financial partners;
- the maintenance of an average financial exposure over the period within a threshold which substantially correspond to 2/3 of the global amount entrusted through financing entities;
- the availability of financial assets available for sale in a short period of time to face any cash requirements.

In order to optimise the management of liquidity, on specific instruction given by Mediaset S.p.A., Group companies have concentrated payments to suppliers in correspondence with the most significant revenue inflows

The table below shows, by contract expiry date in consideration of the so-called "Worst case scenario", and at undiscounted values, the Company's financial obligations, considering the closest date upon which payment becomes due and including the relevant notes for each class both for the previous year and for the year being looked at.

financial year 2009

Balance sheet items		Book value	Time Band 0-3 months	4-6 months	7-12 months	1-5 years	over 5 years	Total financial flows	Notes
Financial liabilities									
Loans and payables due to banks		792,964	400,956	693	1,730	397,448	-	800,828	9.3
Credit lines and payables due to banks		714,812	641,454	30,147	44,500	-	-	716,101	10.1
Financial payables due to subsidiaries		392,294	392,705	-	-	-	-	392,705	10.6
Payables due to suppliers for rights		7	7	-	-	-	-	7	10.2
Payables due to suppliers for professionals		1,463	1,463	-	-	-	-	1,463	10.2
Payables due to suppliers for technical investments		45	45	-				45	10.2
Payables due to other suppliers		2,058	2,055	3	-	-	-	2,058	10.2
Payables due to Mediaset Group companies		585	585	-	-	-	-	585	10.2
Payables due to Fininvest Group and Mediolanum Group companies		305	305	-	-	-	-	305	10.2
Intercompany financial payables - subsidiaries/associates		375,663	375,663	-	-	-	-	375,663	10.5
Due to other financier		541	541	-	-	-	-	541	10.6
Total		**2,280,737**	**1,815,779**	**30,843**	**46,230**	**397,448**	**-**	**2,290,301**	
Derivative instruments									
Third party non hedge derivatives (currency-denominated purchases)	valued at contract exchange rate	2,472	87,245	205,064	5,043	191,537	-	488,888	6.6-10.6
Third party non hedge derivatives (currency availability)	valued at end-of-period exchange rate	-	(88,666)	(203,156)	(4,810)	(188,409)	-	(485,042)	
Subsidiary non hedge derivatives (currency-denominated sale)	valued at contract exchange rate	(2,024)	(87,333)	(205,093)	(5,043)	(191,247)	-	(488,716)	6.6-10.6
Subsidiary non hedge derivatives (currency transfer)	valued at end-of-period exchange rate	-	88,919	203,184	4,810	188,409	-	485,323	
Third party hedge derivatives (rates risk)		5,732	1,169	1,169	2,005	5,025	-	9,368	10.6
Total		**6,180**	**1,334**	**1,168**	**2,005**	**5,315**	**-**	**9,821**	

financial year 2008

Balance sheet items		Book value	Time Band 0-3 months	4-6 months	7-12 months	1-5 years	over 5 years	Total financial flows	Notes
Financial liabilities									
Loans and payables due to banks		883,730	406,827	3,881	9,806	519,399	-	939,913	9.3
Credit lines and payables due to banks		543,190	530,573	14,286	-	-	-	544,859	10.1
Financial payables due to subsidiaries		851,608	852,566	-	-	-	-	852,566	10.6
Payables due to suppliers for rights		2,011	2,011	-	-	-	-	2,011	10.2
Payables due to suppliers for professionals		1,429	1,429	-	-	-	-	1,429	10.2
Payables due to other suppliers		1,385	1,379	6	-	-	-	1,385	10.2
Payables due to Mediaset Group companies		598	598	-	-	-	-	598	10.2
Payables due to Fininvest Group and Mediolanum Group companies		588	588	-	-	-	-	588	10.2
Intercompany financial payables - subsidiaries/associates		358,865	358,865	-	-	-	-	358,865	10.5
Total		**2,643,404**	**2,154,836**	**18,173**	**9,806**	**519,399**	**-**	**2,702,214**	
Derivative instruments									
Third party non hedge derivatives (currency-denominated purchases)	valued at contract exchange rate	9,755	118,396	190,107	3,645	65,335	-	377,483	6.6-10.6
Third party non hedge derivatives (currency availability)	valued at end-of-period exchange rate	-	(111,483)	(185,979)	(3,515)	(64,481)	-	(365,458)	
Subsidiary non hedge derivatives (currency-denominated sale)	valued at contract exchange rate	(9,752)	(118,289)	(190,107)	(3,645)	(65,334)	-	(377,375)	6.6-10.6
Subsidiary non hedge derivatives (currency transfer)	valued at end-of-period exchange rate	-	111,380	185,979	3,515	64,481	-	365,355	
Third party hedge derivatives (rates risk)		2,895							
Total		**2,898**	**4**	**-**	**-**	**1**	**-**	**5**	

It should be noted that items "loans, payables to banks and credit lines" within 3 months include EUR 400,000 thousand regarding medium-to-long term revolving credit lines in consideration of the maturity of the current drawing as at the closing date of these Financial Statements.

The difference between the values entered in the Financial Statements and the total of the cash flows is primarily ascribable to the calculation of interest on the contract duration of payables due to banks. In addition, with reference to loans valued using the amortised cost method, the interest calculation method provides for the application of the nominal rate instead of the actual rate of return.

With reference to the section dedicated to the financial derivatives, it should be noted that the contract rate means the forward rate defined as of the contract's effective date, while the period-end rate means the spot rate as at the closing date of these Financial Statements.

For a better description in the table, in consideration of the intermediary activity in the management of the exchange rate risk carried out by Mediaset S.p.A., the positive cash flow amounts were entered, deriving from the currency-denominated sales to subsidiary R.T.I. S.p.A..

For the Board of Directors

The Chairman



ATTACHMENTS

The following attachments contain additional information that were not reported in these Explanatory Notes. The attachments are integrating part of these Explanatory Notes.

- Summary table of hedging financial derivatives as at 31 December 2009.
- List of equity investments in subsidiaries as at 31 December 2009 (Article 2427 Paragraph 5 of the Italian Civil Code).
- Disclosures pursuant to Article 149, part twelve, of the Consob Issuers Regulation.

Summary table of hedging financial derivatives as at 31 December 2009

(EUR thousands)

Type of transactions \ Underlying	Interest rates and certificates of indebtedness			Capital securities and share indexes			Exchanges rates			Receivables			Other values		
	Notional value	Fair Value		Notional value	Fair Value		Notional value	Fair Value		Notional value	Fair Value		Notional value	Fair Value	
		Pos.	Neg.		Pos.	Neg.		Pos.	Neg.		Pos.	Neg.		Pos.	Neg.
Unlisted OTC derivatives															
Fiancial derivatives:															
- *options vs. third parties*															
CALL purchases															
PUT sales															
- *options vs. Group*															
PUT purchases															
CALL sales															
- *forwards contracts vs. third parties*															
USD purchases							724,538	3,030	5,677						
USD sales							(26,667)	157							
- *forwards contracts vs. third parties*															
GBP purchases							783	18							
GBP sales							(240)								
- *forwards contracts vs. Group*															
USD purchases							27,632		176						
USD sales							(725,907)	5,247	3,029						
- *forwards contracts vs. Group*															
GBP purchases															
GBP sales							240								
- *collar on interest rates*	210,000		5,732				(783)		18						
Total	210,000	-	5,732	-	-	-	(404)	8,452	8,900	-	-	-	-	-	-

1293-2(b)

List of equity investments in subsidiaries
as at 31 December 2009 (Article 2427 Paragraph 5 of the Italian Civil Code)

(EUR thousands)

Name	Head office		Head Office	Face value per sahre	Shareholders' Equity		Result for the year						Difference	
					Total	Pro-quota amount	Total	Pro-quota amount	% held	Number of share held	Book value	Value as per art. 2426 (4) c.c.	B-A	B-C
Subsidiary Companies														
Publitalia '80 S.p.A.	Milan	Euro	52,000	0.52	145,039	145,039	66,555	66,555	100%	100,000,000	51,134	-	(93,905)	-
R.T.I. S.p.A.	Rome	Euro	500,000	0.52	1,171,075	1,171,075	203,456	203,456	100%	961,538,475	534,219	-	(636,856)	-
International Media Services Ltd. in liquidation	Malta	Euro	52	1.03	77,731	77,692	(19,437)	(19,427)	99.95%	49,999	53	-	(77,639)	-
Mediaset Investment S.a.r.l.	Luxemburg	Euro	79,607	52.00	468,716	468,716	50,082	50,082	100%	1,530,900	394,195	-	(74,521)	-
Mediaset Investimenti S.p.A.	Milan	Euro	500,000	4,166.67	591,604	591,604	89,462	89,462	100%	120,000	850,000	-	258,396	-

Disclosures pursuant to Article 149, part twelve, of Consob Issuers Regulation

(EUR thousands)

Types of services	Entity providing the service	Recipient	2009 fees
Auditing	Reconta Ernst & Young S.p.A.	Holding-Mediaset S.p.A.	568
Auditing	Reconta Ernst & Young S.p.A.	Subsidiaries	728
Auditing	Ernst & Young network	Subsidiaries	262
Certification services (1)	Reconta Ernst & Young S.p.A.	Holding-Mediaset S.p.A.	5
Certification services (1)	Reconta Ernst & Young S.p.A.	Subsidiaries	42
Total			**1,605**

(1) *Services for "Modello Unico" and "Modello 770" certification*

MEDIASET S.p.A.

Table of equity investments pursuant to Article 125 of Consob Regulation n. 11971/1999 and subsequent amendments

(reference date 31 December 2009)

Company Name	Country	Total owned share %	Type of stake ownership %	Shareholder	Stake %
Advanced Media S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Ares Film S.r.l.	Italy	30.00%	indirectly owned	R.T.I. S.p.A.	30.00%
Atlas Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias España S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias Pais Vasco S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Auditel S.r.l.	Italy	26.67%	indirectly owned	R.T.I. S.p.A.	20.22%
			directly owned	Mediaset S.p.A.	6.45%
Beigua S.r.l.	Italy	24.50%	indirectly owned	Elettronica Industriale S.p.A.	24.50%
Boing S.p.A.	Italy	51.00%	indirectly owned	R.T.I. S.p.A.	51.00%
Canal Factoria de Ficción S.A.U.	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Capitolosette S.r.l.	Italy	48.96%	indirectly owned	R.T.I. S.p.A.	48.96%
Cinecittà Digital Factory S.r.l.	Italy	15.00%	indirectly owned	Medusa Film S.p.A.	15.00%
Class CNBC S.p.A.	Italy	10.90%	indirectly owned	R.T.I. S.p.A.	10.90%
Conecta 5 Telecinco, SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Digitalia 08 S.r.l.	Italy	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Edam Acquisition Holding I Cooperatief U.A.	Holland	33.33%	indirectly owned	Mediacinco Cartera S.L.	33.33%
Elettronica Industriale S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Fascino Produzione Gestione Teatro S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Gestevisión Telecinco S.A.	Spain	50.51%	indirectly owned	Mediaset Investimenti S.p.A.	50.10%
			directly owned	Mediaset S.p.A.	0.41%
Grupo Editorial Tele 5 SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
International Media Services Ltd. in liquidation	Malta	99.95%	directly owned	Mediaset S.p.A.	99.95%
La Fabrica De La Tele S.L.	Spain	30.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	30.00%
Med Due S.r.l.	Italy	75.00%	indirectly owned	R.T.I. S.p.A.	75.00%
Mediacinco Cartera S.L.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	75.00%
			indirectly owned	Mediaset Investment S.a.r.l.	25.00%
Mediamond S.p.A.	Italy	50.00%	indirectly owned	Publitalia '80 S.p.A.	50.00%
Mediaset Investment S.a.r.l.	Luxemburg	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Investment Belgium s.p.r.l.	Belgium	100.00%	indirectly owned	Mediaset Investment S.a.r.l.	100.00%
Mediaset Investimenti S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Media Shopping S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Mediavivere S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Medusa Film S.p.A.	Italy	100.00%	indirectly owned	Med Due S.r.l.	100.00%
Medusa Video S.p.A.	Italy	100.00%	indirectly owned	Medusa Film S.p.A.	100.00%
Mi Cartera Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Nessma SA	Luxemburg	25.00%	indiretta proprieta	Mediaset Investment S.a.r.l.	25.00%
Nessma Broadcast S.a.r.l.	Tunis	25.00%	indirectly owned	Mediaset Investment S.a.r.l.	25.00%
Pegaso Television INC	USA	35.08%	indirectly owned	Gestevision Telecinco S.A.	35.08%
Premiere Megaplex S.A.	Spain	50.00%	indirectly owned	Gestevisión Telecinco S.A.	50.00%
Producciones Mandarina S.L.	Spain	42.13%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	42.13%
Publieci Television S.A.	Spain	50.00%	indirectly owned	Publiespaña S.A.U.	50.00%
Publiespaña S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Publieurope Ltd.	United Kingdom	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Publimedia Gestion S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Publitalia '80 S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
R.T.I. S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Sportsnet Media Limited	Cayman Island (United Kingdom Colony)	49.00%	indirectly owned	Mediaset Investment S.a.r.l.	49.00%
Taodue S.r.l.	Italy	100.00%	indirectly owned	Med Due S.r.l.	100.00%
TED-TV Educational S.p.A.	Italy	19.00%	indirectly owned	R.T.I. S.p.A.	19.00%
Tivù S.r.l.	Italy	48.25%	indirectly owned	R.T.I. S.p.A.	48.25%
Telecinco Cinema, SAU	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
BigBang Media SL (già Telecinco Factoria de Production, SLU)	Spain	30.00%	indirectly owned	Gestevisión Telecinco S.A.	30.00%
Titanus Elios S.p.A.	Italy	30.00%	indirectly owned	Videotime S.p.A.	30.00%
Videotime S.p.A.	Italy	98.98%	indirectly owned	R.T.I. S.p.A.	98.98%
X Content S.r.l. in liquidation	Italy	100.00%	indirectly owned	Medusa Video S.p.A.	100.00%

MEDIASET SPA

2009 ANNUAL REPORT

Reports of the Statutory Auditors and External Auditors

1293-2(b)

BOARD OF STATUTORY AUDITOR'S REPORT TO THE SHAREHOLDERS' MEETING

Dear Shareholders,

The Financial Statements at 31st December 2009, made available by the Board of Directors on 23rd March 2010 and submitted for your approval were closed with a profit of 329,706,995 Euros, i.e. a total overall profit of 790,979,093 Euros pursuant to IAS 1 which, therefore, also includes the amount of the direct postings to the net equity, and the Consolidated Financial Statements closed with a profit, appertaining to the Group of 272 million Euros, i.e. a total overall profit of 279 million Euros.

Both sets of Financial Statements have been drawn up observing the relative legal measures, the International Accounting Standards (IAS) homologated by the European Commission and the measures issued by Consob (Italian SEC). Regarding these matters the Board of Statutory Auditors, also through meetings with the External Auditing Company, has ascertained that the Financial Statements fully reflect the general principles laid down by the legislation, rules and regulations cited above and has examined in depth the application methodologies of some of them, with specific reference to the methodology of carrying out the checks regarding the possible loss of value of non-current assets, i.e. the impairment tests.

In their respective Reports on Operations the Directors have illustrated the progress and trend of the Company's and the Group's operations, also broken down by activity sectors and geographical areas, and they have supplied information regarding Human Resources and the forecasted evolution of operations and they given a detailed description of the various types of risks, both of a financial or other natures, to which the Company and the Group are exposed, as well as the policies for mitigating them, and the system of Corporate Governance. Also the most outstanding Income Statement, Financial and Balance Sheet operations, which the Board of Statutory Auditors believes have been carried out according to law and the Articles of Incorporation, are described in the Board of Director's Report on Operations.
During the financial year the Board of Statutory Auditors has carried out all relative the surveillance activities laid down by law, while also taking into account the indications contained in the Self-Regulation Code of Borsa Italiana (Italian Stock Exchange). Summarised, our activities were carried out through the following:

- Constantly watching over the observance of the law, the Articles of Incorporation and the respect of the principles of correct administration.
- Participation in the meetings of the Board of Directors, of the Executive Committee and of the Committees set up according to the Self-Regulating Code.
- Periodic meetings with high level executives of the Company and the Group in order to acquire information regarding the progress and trend of general operations and on the most outstanding Income Statement, Financial and Balance Sheet operations.
- The analyses of the main aspects of the organisational structure of the Company, for the purpose of ascertaining its adequacy.
- Gaining knowledge regarding the internal controls and the administration/accounting systems, for the purpose of ascertaining their adequacy and their trustworthiness in being able to correctly reflect the operational facts, through meetings or exchanges of information with the External Auditing Company, the Internal Controls Manager, the Assigned Executive for the company's accounting documents and the participation in all of the meetings of the Internal Controls Committee and of the Corporate Governance Committee,
- The reviewing of the work plan and the findings from the checks carried out by the Internal Auditing function.
- The checking of the independency requisites of the External Auditing Company and of the procedures put in place by the Board of Directors for evaluating the independency of the Directors designated as being independent.
- Joint examination with the Internal Controls Committee of the relevant transactions with correlated parties.
- The examination and evaluation of the directives issued by the Company to its subsidiary companies and meetings with the Chairmen of the Boards of Statutory Auditors of the main subsidiary companies.

- Direct test checks carried out to the extent considered necessary.

We herewith state that from the work carried out by us, as summarised above, there have not emerged any omissions, facts subject to censure, or irregularities, or instances of inadequacy of the organisational structure, of the internal controls system or of the administration/accounting system that require to be communicated to you or to the Regulatory Authorities and that during the year there have not come in, from the shareholders, any accusations, pursuant to article 2408 of the Italian Civil Code, or any submissions.

During the financial year the Company has only conferred upon the External Auditing Company one other assignment, apart from that of the audit of the Financial Statements, which was that of producing the comfort letter, connected with the Mediaset bond issue, for a fee of 180,000 Euros. This fee appears to be in line with the size, complexity and the characteristics of the work they carried out. The Board of Statutory Auditors regarding this additional assignment, which, furthermore, is required by the relative Regulatory measures, does not find that there are any critical aspects relative to the independence of the External Auditing Company.

The Board of Statutory Auditors, during the Board of Directors Meeting of 12th May 2009, gave its professional opinion to the Board of Directors pursuant to article 2389, third paragraph, of the Italian Civil Code.

According to some specific Consob (Italian SEC) measures, the Board of Statutory Auditors also highlights the following:

- That the inter-group transactions, or those with correlated parties, which are described in the Explanatory Notes to the Consolidated Financial Statements, to which we ask you to make reference regarding this subject, have not presented any criticalities.
- The aforesaid transactions have been sufficiently illustrated in the Explanatory Notes to both the Company and Consolidated Yearly Financial Statements and they are congruous and respond to the Company's interests.
- From the analyses carried out no transactions have been found that could be considered to be either atypical or unusual.
- The Company has continuously updated its Self-Regulating Code, in order to maintain it in line with the relative current best practices.
- The obligation to provide information and documentation to the Board of Statutory Auditors, which is referred to in article 150, paragraph 1, of the Legislative Decree 58/1998, has been correctly and properly fulfilled by the Directors following the due periodicity, also through the information and data given to it during the Board of Directors Meetings, which the Board of Statutory Auditors has always participated in.
- The Board of Directors met 10 times, the Executive Committee 8 times and the Board of Statutory Auditors 14 times.
- The proposed dividend appears wholly sustainable considering the Group's financial result, its debt to equity ratio and the foreseeable future generation of cash.

Taking into account the foregoing and the information received from the External Auditing Company, the Board of Statutory Auditors does not find that there is any impediment to the approval of the Financial Statements for the year ended at 31st December 2009 and to dividend distribution proposal for the amount formulated by the Board of Directors.

Milan, 30th March 2010

The Board of Statutory Auditors

Alberto Giussani

Silvio Bianchi Martini

Francesco Vittadini

ATTACHMENT TO THE BOARD OF STATUTORY AUDITOR'S REPORT TO THE SHAREHOLDERS' MEETING

List of offices held by the members of the Board of Statutory Auditors

Alberto Giussani
Mediaset S.p.A. (Chairman of the Board of Statutory Auditors)
Credito Artigiano S.p.A. (Director)
Seat Pagine Gialle S.p.A. (Director)
Fastweb S.p.A. (Director)
Luxottica Group S.p.A. (Statutory Auditor)
Carlo Tassara S.p.A. (Statutory Auditor)
Finanziaria Canova S.p.A. (Director)
Istifid S.p.A. (Director)

Silvio Bianchi Martini
Mediaset S.p.A. (Statutory Auditor)
Banco di Lucca e del Tirreno S.p.A. (Director)
Cartiera di Monfalcone S.p.A. (Chairman of the Board of Statutory Auditors)
Dada S.p.A. (Chairman of the Board of Statutory Auditors)
Fibrocellulosa S.p.A. (Chairman of the Board of Statutory Auditors)
Molmed S.p.A. (Director, Chairman of the Internal Controls Committee and Lead Independent Director)
Sofidel S.p.A. (Statutory Auditor)

Francesco Vittadini
Mediaset S.p.A. (Statutory Auditor)
A.C. Milan S.p.A. (Chairman of the Board of Statutory Auditors)
Asansiro S.r.l. (Chairman of the Board of Statutory Auditors)
Finisvim S.p.A. (Chairman of the Board of Statutory Auditors)
Digital Multimedia Technologies S.p.A. (Chairman of the Board of Statutory Auditors)
Elettronica Industriale S.p.A. (Chairman of the Board of Statutory Auditors)
Giambelli S.p.A. (Chairman of the Board of Statutory Auditors)
Mediolanum Vita S.p.A. (Chairman of the Board of Statutory Auditors)
Mediamont S.p.A. (Chairman of the Board of Statutory Auditors)
Milan Entertainment S.r.l. (Chairman of the Board of Statutory Auditors)
Reteitalia S.p.A. in liquidation (Chairman of the Board of Statutory Auditors)
R.T.I. S.p.A. (Chairman of the Board of Statutory Auditors)
Video Time S.p.A. (Chairman of the Board of Statutory Auditors)
Auditel S.r.l. (Statutory Auditor)
Cofind (Statutory Auditor)
Consorzio San Siro Duemila (Statutory Auditor)
Digitalia 08 S.r.l. (Statutory Auditor)
Fininvest S.p.A. (Statutory Auditor)
Holding Italiana Prima S.p.A. (Statutory Auditor)
Il Teatro Manzoni S.p.A. (Statutory Auditor)
Isim S.p.A. (Statutory Auditor)
Med Due S.r.l. (Statutory Auditor)
Mediolanum S.p.A. (Statutory Auditor)
Milan Real Estate S.p.A. (Statutory Auditor)
Titanus Elios S.p.A. (Statutory Auditor)
Videodue S.r.l. (Statutory Auditor)
Immobiliare Osio S.r.l. (Sole Director)



ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

INDEPENDENT AUDITORS' REPORT
pursuant to Article 156 of Legislative Decree No. 58 of February 24, 1998
(Translation from the original Italian text)

To the Shareholders of MEDIASET S.p.A.

1. We have audited the financial statements, comprising the statement of financial position, the statement of comprehensive income, changes in shareholders' equity and cash flows and the related explanatory notes of MEDIASET S.p.A. as of and for the year ended December 31, 2009. The preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Italian Legislative Decree n° 38/2005 is the responsibility of the management of MEDIASET S.p.A.. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards and procedures recommended by Consob (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   With respect to the comparative data related to the financial statements of the prior year, which have been restated in order to reflect the changes in the presentation of the financial statements introduced by IAS1, reference should be made to our report issued on March 31, 2009.

3. In our opinion, the financial statements of the MEDIASET S.p.A. as of, and for the year ending, December 31, 2009 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and the provisions of art. 9 of Italian Legislative Decree n° 38/2005; accordingly, these present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of the MEDIASET S.p.A. for the year then ended.

4. The management of MEDIASET S.p.A. is responsible for the preparation of the Directors' Report on Operations in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the Directors' Report on Operations and the specific section on the report on corporate governance and the ownership structure, with regards to the information reported in compliance with art. 123-bis of Italian Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b), with the financial statements, as required by law. For this purpose, we have performed the procedures required under Auditing Standard n. 001 issued by the Italian Accounting Profession (CNDCEC) recommended by Consob. In our opinion the Directors' Report on Operations and the information included therein in compliance with art. 123-bis of Italian Legislative Decree n. 58/1998, paragraph 1, letters c), d), f), l), m) and paragraph 2, letter b) are consistent with the financial statements of the MEDIASET S.p.A. as of, and for the year ending, December 31, 2009.

   Milan, March 31, 2010

   Reconta Ernst & Young S.p.A.
   Signed by: Alberto Coglia, partner

MEDIASET SPA

2009 ANNUAL REPORT

Certification of the financial statement pursuant to art. 154-bis of Legislative Decree 58/98

Attestation of the Yearly Financial Statements pursuant to article 154, part two, of the Legislative Decree 58/98

1. The undersigned persons Fedele Confalonieri, Chairman of the Board of Directors and Andrea Goretti, the Assigned Executive for the drafting of the company accounting documents of Mediaset S.p.A. attest, also taking into account what is laid down by article 154, part two, paragraphs 3 and 4, of the Legislative Decree of 24th February 1998, n° 58:

   • to the adequacy relative to the characteristics of the Company and

   • the effective application

   of the administrative and accounting procedures for building up the Yearly Financial Statements, during the financial year 2009.

2. The evaluation of the adequacy of the administrative and accounting procedures for building up the Yearly Financial Statements was carried out based on the rules and methodologies defined by Mediaset S.p.A. in line with the model *Internal Control - Integrated Framework* issued by the *Committee of Sponsoring Organizations of the Treadway Commission* which represents a body of general reference principles for the system of internal controls that is generally accepted at international level.

3. Furthermore, it is also attested that:

3.1 The Yearly Financial Statements:

a) Are drawn up in conformity with the applicable International Accounting Standards recognised within the European Community, pursuant to the regulation (EC) n° 1606/2002 of the European Parliament and Council, of 19th July 2002, as well as with the measures issued to actuate article 9 of the Legislative Decree n° 38/2005.

b) Reflect the balances in the books and the accounting postings.

3.2 Are suitable and appropriate in order to give a true and fair view of the Balance Sheet, Income Statement and Financial situations of the Issuer and of the group of companies included within the consolidation.

3.2 The Board of Directors Report on Operations contains a trustworthy analysis of the progress and result of operations, as well as of the situation of the Issuer and of the group of companies included within the consolidation, together with the description of the main risks and uncertainties to which they are exposed.

23rd March 2010

For the Board of Directors
The Chairman

(Fedele Confalonieri)

The Assigned Executive for the drafting
of the company accounting documents

(Andrea Goretti)

Summary tables of the essential economic and financial data of Mediaset subsidiary companies

Mediaset S.p.A.

Summary tables of main economic and financial data of companies included in the consolidation area

(valori in migliaia di euro)

ASSETS	Publitalia '80 S.p.A.	Digitalia '08 S.r.l.	R.T.I. S.p.A.	Elettronica Industriale S.p.A.	Videotime S.p.A.	Mediaset Investimenti S.p.A.	Mediashopping S.p.A.	Medusa Film S.p.A.	Medusa Video S.p.A.	X-Content S.r.l. in liquidazione	Med Due S.r.l.	Taodue S.r.l.
Non current assets												
Property, plant, equipment and other tangible assets	1,951	67	93,639	284,773	62,306	-	459	433	33	-	-	122
Television and movie rights	-	-	2,511,461	-		-	-	140,120	1,288	-	-	1,800
Goodwill and other intangible assets	4,900	40	132,479	527,940	458	-	1,671	39,486	-	-	23	2,396
Equity investments and other financial non current assets	29,850	-	827,984	245	8,910	1,248,045	16	5,805	147	-	370,000	2,374
Deferred tax assets	16,890	3,644	107,977	29,275	1,459	4	1,594	13,117	1,124	-	39	-
TOTAL NON CURRENT ASSETS	**53,590**	**3,751**	**3,673,540**	**842,234**	**73,133**	**1,248,048**	**3,741**	**198,960**	**2,592**	**-**	**370,062**	**6,692**
Current assets												
Inventories	-	5,364	52,033	2,926	876	-	6,850	-	1,011	-	-	1,181
Trade receivables	681,036	68,027	849,511	60,358	71,653	-	6,792	66,833	6,175	35	-	19,547
Other receivables and current assets	41,179	8,616	96,367	8,204	3,714	18	5,034	1,683	1,514	40	56	3,449
Intercompany financial receivables	227,008	565	-	-	30,029	-	-	70,927	1,205	-	-	26,645
Current financial assets	-	-	3,180	-	3	-	1,532	8,739	-	-	-	1
Cash and cash equivalents	15	4	1,617	15	-	52	2,933	170	-	3	-	4
TOTAL CURRENT ASSETS	**949,239**	**82,576**	**1,002,708**	**71,503**	**106,275**	**70**	**23,141**	**148,351**	**9,906**	**78**	**56**	**50,827**
Non current assets held for sale	-	-	-	-	955	-	-	-	-	-	-	-
TOTAL ASSETS	**1,002,830**	**86,326**	**4,676,248**	**913,737**	**180,363**	**1,248,118**	**26,882**	**347,312**	**12,498**	**78**	**370,117**	**57,520**

1293-2(b)

Mediaset S.p.A.

Summary tables of main economic and financial data of companies included in the consolidation area

SHAREHOLDERS' EQUITY AND LIABILITIES	Publitalia '80 S.p.A.	Digitalia '08 S.r.l.	R.T.I. S.p.A.	Elettronica Industriale S.p.A.	Videotime S.p.A.	Mediaset Investimenti S.p.A.	Mediashopping S.p.A.	Medusa Film S.p.A.	Medusa Video S.p.A.	X-Content S.r.l. in liquidazione	Med Due S.r.l.	Taodue S.r.l.
Shareholders' equity												
Share capital	52,000	17,080	500,000	363,167	52,010	500,000	7,000	120,000	260	60	92,510	51
Share premium reserve	-	-	-	-	-	-	-	-	-	-	277,500	2,056
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-
Other reserves	38,298	17	391,565	40,026	15,402	(668,811)	(10,861)	18,464	2,751	80	-	11,388
Valuation reserve	146	(179)	433	(185)	(933)	670,954	98	(87)	12	-	-	-
Retained earnings	(12,268)	(105)	75,621	23,254	31,669	-	11,070	-	75	12	(117)	(1)
Net profit for the period	64,101	(59)	203,456	46,347	12,211	89,462	(4,569)	23,609	2,702	(84)	(159)	17,489
TOTAL SHAREHOLDERS' EQUITY	**142,277**	**16,754**	**1,171,075**	**472,609**	**110,359**	**591,604**	**2,737**	**161,985**	**5,800**	**69**	**369,734**	**30,982**
Non current liabilities												
Post-employment benefit plans	23,360	2,087	37,502	9,736	21,527	-	232	623	170	-	-	39
Deferred tax liabilities	1,129	21	11,860	28,670	3,067	-	98	981	10	-	-	3
Financial liabilities and payables	-	-	1,854	-	-	-	-	3,097	-	-	-	-
Provisions for non current risks and charges	12,597	336	31,763	1,355	141	-	1,046	-	1,070	-	-	217
TOTAL NON CURRENT LIABILITIES	**37,085**	**2,444**	**82,979**	**39,761**	**24,735**	**-**	**1,377**	**4,701**	**1,249**	**-**	**-**	**259**
Current liabilities												
Due to banks	5,594	241	101	518			-	34	-			93
Trade payables	763,490	64,548	1,190,361	58,026	30,750	22	20,333	98,001	4,263	7	44	10,767
Provisions for current risks and charges	-	-	19,575	5,000	1,273	-	-	2,235	509	-	-	-
Current tax payables	2,466	291	19,612	5,480	3,660	-	80	1,797	107	-	-	10,643
Intercompany financial payables	-	-	2,028,560	322,780	-	656,431	1,688	64,875	-	-	182	-
Other financial liabilities	31,044	135	3,392	-	-	-	1	3,057	-	-	-	9
Other current liabilities	20,873	1,914	160,593	9,562	8,659	61	666	10,626	570	3	157	4,766
TOTAL CURRENT LIABILITIES	**823,467**	**67,129**	**3,422,194**	**401,367**	**44,342**	**656,514**	**22,768**	**180,625**	**5,449**	**10**	**384**	**26,278**
Liabilities related to non current assets held for sale	**-**	**-**	**-**	**-**	**926**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
TOTAL LIABILITIES	**860,552**	**69,573**	**3,505,173**	**441,128**	**70,003**	**656,514**	**24,145**	**185,327**	**6,698**	**10**	**384**	**26,538**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,002,830**	**86,326**	**4,676,248**	**913,737**	**180,363**	**1,248,118**	**26,882**	**347,312**	**12,498**	**78**	**370,117**	**57,520**

Mediaset S.p.A.

Summary tables of main economic and financial data of companies included in the consolidation area

INCOME STATEMENT	Publitalia '80 S.p.A.	Digitalia '08 S.r.l.	R.T.I. S.p.A.	Elettronica Industriale S.p.A.	Videotime S.p.A.	Mediaset Investimenti S.p.A.	Mediashopping S.p.A.	Medusa Film S.p.A.	Medusa Video S.p.A.	X-Content S.r.l. in liquidazione	Med Due S.r.l.	Taodue S.r.l.
Revenues												
Revenues from sales of goods and services	2,244,148	100,176	2,604,984	229,218	200,470	-	60,513	201,269	22,532	-	-	88,485
Other revenues and income	1,946	506	32,865	20,989	4,837	-	1,093	5,734	1,810	10	-	842
TOTAL NET REVENUES	**2,246,094**	**100,682**	**2,637,850**	**250,206**	**205,307**	**-**	**61,606**	**207,003**	**24,342**	**10**	**-**	**89,327**
Costs												
Personnel expenses	74,486	5,733	188,954	35,094	77,192	-	1,722	6,007	682	-	-	1,255
Purchases, services, other costs	2,042,452	93,518	1,231,340	78,298	93,419	228	65,058	51,938	18,675	12	209	50,705
Amortisation, depreciation and write-downs	29,156	948	893,544	60,628	12,654	-	935	113,276	867	-	8	10,418
Impairment losses and reversal of impairment on fixed assets	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL COSTS	**2,146,093**	**100,198**	**2,313,837**	**174,020**	**183,264**	**228**	**67,715**	**171,221**	**20,224**	**12**	**217**	**62,377**
Gains/(Losses) from disposal of non current assets	-	-	675	-	-	-	-	-	-	-	-	-
EBIT	**100,001**	**484**	**324,687**	**76,186**	**22,043**	**(228)**	**(6,109)**	**35,781**	**4,118**	**(2)**	**(217)**	**26,949**
Income/(Losses) from financing activity												
Financial losses	(3,350)	(90)	(82,597)	(6,928)	(745)	(16,437)	(252)	(1,337)	(62)	(82)	(3)	(24)
Financial income	2,157	12	38,662	807	384	642	253	2,319	6	-	-	83
Income/(expenses) from equity investments	-	-	20,708	-	-	106,887	-	(700)	-	-	-	-
Total Income/(Losses) from financing activity	**(1,192)**	**(77)**	**(23,227)**	**(6,121)**	**(361)**	**91,093**	**1**	**281**	**(55)**	**(82)**	**(3)**	**59**
EBT	**98,809**	**406**	**301,460**	**70,066**	**21,682**	**90,865**	**(6,108)**	**36,063**	**4,063**	**(84)**	**(220)**	**27,009**
Income taxes	34,708	466	98,004	23,718	9,471	1,403	(1,539)	12,454	1,361	-	(60)	9,520
NET PROFIT FROM CONTINUING OPERATIONS	**64,101**	**(59)**	**203,456**	**46,347**	**12,211**	**89,462**	**(4,569)**	**23,609**	**2,702**	**(84)**	**(159)**	**17,489**
Gains/(Losses) from disposal of assets available for sale	-	-	-	-	-	-	-	-	-	-	-	-
NET PROFIT FOR THE PERIOD	**64,101**	**(59)**	**203,456**	**46,347**	**12,211**	**89,462**	**(4,569)**	**23,609**	**2,702**	**(84)**	**(159)**	**17,489**
controllo utile/(perdita)	-	-	-	-	-	-	-	-	-	-	-	0
controllo totale attività	1,002,830	86,326	4,676,248	913,737	180,363	1,248,118	26,882	347,312	12,498	78	370,117	57,520
controllo totale passività	1,002,830	86,326	4,676,248	913,737	180,363	1,248,118	26,882	347,312	12,498	78	370,117	57,520
			-	-	-	-	-	-	-	-	-	-

1283-2(?)

Mediaset S.p.A.

Financial statement of subsidiaries valued at cost

(values in EUR)

ASSETS	International Media Services Ltd. (*)
Non current assets	
Receivables	58
Cash and Bank deposit	120,939
TOTAL ASSETS	**120,997**

LIABILITIES	International Media Services Ltd.
NET SHAREHOLDERS' EQUITY	
Share Capital	51,646
Equity reserves	45,522
Net profit/(loss) for the period	(19,437)
TOTAL NET SHAREHOLDERS' EQUITY	**77,731**
Current payables	43,266
TOTAL LIABILITIES	**43,266**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**120,997**

INCOME STATEMENT	International Media Services Ltd.
OPERATING REVENUES	**0**
OPERATING COSTS	
Commercial costs	7,339
Generic expenses	1,750
Personnel expenses	11,174
TOTAL OPERATING COSTS	**20,263**
EBITDA	**(20,263)**
FINANCIAL INCOME	**1,271**
EBT	**(18,992)**
Income taxes	(445)
NET RESULT FOR THE PERIOD	**(19,437)**

(*) As of 2003 Annual Report

Mediaset S.p.A.

Summary tables of main economic and financial data of companies included in the consolidation area

ASSETS	Mediaset Investment S.a.r.l.	Mediaset Invesment Belgium S.p.r.l.	Publieurope Ltd.	Gestevision Telecinco S.A.	Grupo Editorial Tele 5 S.A.U.	Canal Factoria de Ficcion S.A.	Telecinco Cinema S.A.U.	Atlas Espana S.A.U.	Mi Cartera Media S.A.U.	Atlas Media S.A.U.	Atlas Pais Vasco S.A.U.	Connecta 5 Telecinco S.A.U.	Mediacinco Cartera S.L.	Publiespana S.A.U.	Advanced Media S.A.U.	Publimedia Gestion S.A.U.
Non current assets																
Property, plant, equipment and other tangible assets	3	-	74	45,328	0	-	-	2,207	-	0	0	109	-	738	-	150
Television and movie rights	-	-	-	160,924	-	-	35,475	-	-	-	-	-	-	-	-	-
Goodwill and other intangible assets	-	-	-	2,710	-	-	-	45	-	-	-	476	-	1,130	18	121
Equity investments and other financial non current assets	31,422	-	-	296,219	-	-	-	1,817	-	11	-	33,302	127,621	598	-	1
Deferred tax assets	-	-	-	98,480	-	-	5	358	-	-	-	-	71,167	629	-	196
TOTAL NON CURRENT ASSETS	**31,425**	**-**	**74**	**603,662**	**0**	**-**	**35,480**	**4,427**	**-**	**11**	**0**	**33,886**	**198,787**	**3,094**	**18**	**468**
Current assets																
Inventories	-	-	-	6,557	-	-	6	7	-	-	-	1	-	-	-	-
Trade receivables	336	-	6,626	138,438	1,009	1	11,461	23,337	13,340	297	2	1,452	70	140,956	580	6,945
Other receivables and current assets	7	32	70	16,507	-	0	339	96	6	50	15	5	70	1,955	53	9
Intercompany financial receivables	452,368	3,004	13,595	-	-	-	-	-	-	-	-	-	-	-	-	-
Current financial assets	915	-	-	65,692	4,005	584	16,404	8,651	-	571	824	-	24,675	88,869	-	20,683
Cash and cash equivalents	5,898	961	219	1,086	27	1	95	267	(0)	115	26	419	20	3,314	69	124
TOTAL CURRENT ASSETS	**459,524**	**3,997**	**20,510**	**228,280**	**5,041**	**586**	**28,304**	**32,358**	**13,346**	**1,033**	**866**	**1,876**	**24,835**	**235,095**	**702**	**27,762**
Non current assets held for sale	**-**	**-**	**-**	**-**	**-**		**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
TOTAL ASSETS	**490,949**	**3,997**	**20,584**	**831,942**	**5,041**	**586**	**63,784**	**36,785**	**13,346**	**1,045**	**866**	**35,762**	**223,623**	**238,189**	**721**	**28,230**

1263-2(9)

Mediaset S.p.A.

Summary tables of main economic and financial data of companies included in the consolidation area

SHAREHOLDERS' EQUITY AND LIABILI	Mediaset Investment S.a.r.l.	Mediaset Invesment Belgium S.p.r.l.	Publieurope Ltd.	Gestevision Telecinco S.A.	Grupo Editorial Tele 5 S.A.U.	Canal Factoria de Ficcion S.A.	Telecinco Cinema S.A.U.	Atlas Espana S.A.U.	Mi Cartera Media S.A.U.	Atlas Media S.A.U.	Atlas Pais Vasco S.A.U.	Connecta 5 Telecinco S.A.U.	Mediacinco Cartera S.L.	Publiespana S.A.U.	Advanced Media S.A.U.	Publimedia Gestion S.A.U.
Shareholders' equity																
Share capital	407,558	19	7,697	123,321	120	300	160	902	61	421	420	62	240,000	601	61	61
Share premium reserve	-	-	-	48,514	-	-	5,314	749	-	-	-	1,301	-	4,238	-	642
Treasury shares	-	-	-	(60,734)	-	-	-	-	-	-	-	-	-	-	-	-
Other reserves	11,076	2,499	7,613	192,670	223	285	(17,831)	(3,427)	829	163	443	(799)	(186,740)	(3,836)	(65)	(278)
Valuation reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net profit for the period	68,801	1,464	1,661	68,461	2,836	1	(7,769)	7,853	251	45	1	5,744	(70,042)	46,177	36	2,516
TOTAL SHAREHOLDERS' EQUITY	**487,435**	**3,982**	**16,971**	**372,232**	**3,180**	**586**	**(20,127)**	**6,076**	**1,142**	**628**	**864**	**6,308**	**(16,782)**	**47,180**	**32**	**2,941**
Non current liabilities																
Post-employment benefit plans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial liabilities and payables	-	-	-	30,606	-	-	28,755	-	-	-	-	1,410	240,002	-	300	-
Provisions for non current risks and charges	-	-	-	49,113	-	-	-	4,921	-	-	-	-	-	-	-	-
TOTAL NON CURRENT LIABILITIES	**-**	**-**	**-**	**79,719**	**-**	**-**	**28,755**	**4,921**	**-**	**-**	**-**	**1,410**	**240,002**	**-**	**300**	**-**
Current liabilities																
Due to banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Trade payables	242	15	2,176	128,194	20	0	3,340	9,235	96	416	2	1,071	21	4,073	-	6,587
Provisions for current risks and charges				30,244	-	-	-	-	-	-	-	-	-	25,202	-	2,024
Current tax payables	7	-	161	7,206	533	0	29	891	7	-	0	66	12	583	0	308
Intercompany financial payables	-	-	-	69,027	1,307	0	670	3,744	3,466	-	-	1,558	342	137,283	3	15,689
Other financial liabilities	3,141	-	-	139,248	-	-	49,756	11,280	8,621	-	-	25,284	-	20,683	386	-
Other current liabilities	124	-	1,276	6,071	-	-	1,361	637	13	0	-	65	28	3,185	-	681
TOTAL CURRENT LIABILITIES	**3,514**	**15**	**3,613**	**379,990**	**1,860**	**0**	**55,156**	**25,787**	**12,204**	**416**	**2**	**28,045**	**403**	**191,009**	**389**	**25,289**
Liabilities related to non current assets held for sale	-	-	-	-	-		-	-	-	-	-	-	-	-	-	-
TOTAL LIABILITIES	**3,514**	**15**	**3,613**	**459,710**	**1,860**	**0**	**83,911**	**30,708**	**12,204**	**416**	**2**	**29,455**	**240,405**	**191,009**	**689**	**25,289**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**490,949**	**3,997**	**20,584**	**831,942**	**5,041**	**586**	**63,784**	**36,785**	**13,346**	**1,045**	**866**	**35,762**	**223,623**	**238,189**	**721**	**28,230**

Mediaset S.p.A.

Summary tables of main economic and financial data of companies included in the consolidation area

INCOME STATEMENT	Mediaset Investment S.a.r.l.	Mediaset Invesment Belgium S.p.r.l.	Publieurope Ltd.	Gestevision Telecinco S.A.	Grupo Editorial Tele 5 S.A.U.	Canal Factoria de Ficcion S.A.	Telecinco Cinema S.A.U.	Atlas Espana S.A.U.	Mi Cartera Media S.A.U.	Atlas Media S.A.U.	Atlas Pais Vasco S.A.U.	Connecta 5 Telecinco S.A.U.	Mediacinco Cartera S.L.	Publiespana S.A.U.	Advanced Media S.A.U.	Publimedia Gestion S.A.U.
Revenues																
Revenues from sales of goods and services	328	-	14,421	507,456	3,954	-	20,567	49,389	1,333	1,332	-	4,109	-	569,386	1,283	24,576
Other revenues and income	43	-	27	36,206	343	-	2,349	166	-	-	-	757	28	1,085	-	-
TOTAL NET REVENUES	**371**	**-**	**14,448**	**543,661**	**4,297**	**-**	**22,916**	**49,555**	**1,333**	**1,332**	**-**	**4,865**	**28**	**570,471**	**1,283**	**24,576**
Costs																
Personnel expenses	148	-	2,761	51,010	-	-	928	13,376	-	-	-	775	173	12,674	117	2,720
Purchases, services, other costs	1,256	54	9,644	288,179	253	1	7,808	26,921	688	1,269	-	3,650	103	498,809	1,090	18,224
Amortisation, depreciation and write-downs	3	-	40	133,968	0	-	37,835	634	-	1	0	321	-	751	8	68
Impairment losses and reversal of impairment on fixed assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL COSTS	**1,407**	**54**	**12,445**	**473,156**	**254**	**1**	**46,571**	**40,930**	**688**	**1,270**	**0**	**4,746**	**276**	**512,234**	**1,216**	**21,012**
Gains/(Losses) from disposal of non current assets	-	-	-	-	-		-	-	-	-	-	-	-	-	-	-
EBIT	**(1,036)**	**(54)**	**2,003**	**70,505**	**4,044**	**(1)**	**(23,654)**	**8,625**	**645**	**62**	**(0)**	**119**	**(248)**	**58,237**	**67**	**3,564**
Income/(Losses) from financing activity																
Financial losses	(610)	-	(15)	(81,062)	(0)	-	461	(284)	(285)	(0)	-	(657)	(99,813)	(215)	(17)	(5)
Financial income	31,180	1,684	318	64,966	9	2	(924)	1,632	-	2	2	6,281	1	5,241	1	59
Income/(expenses) from equity investments	38,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Income/(Losses) from financing activity	**68,570**	**1,684**	**303**	**(16,095)**	**9**	**2**	**(463)**	**1,347.7**	**(285)**	**2**	**2**	**5,624**	**(99,812)**	**5,026**	**(16)**	**53**
EBT	**67,534**	**1,630**	**2,306**	**54,410**	**4,052**	**1**	**(24,118)**	**9,972**	**359**	**64**	**2**	**5,743**	**(100,061)**	**63,263**	**51**	**3,617**
Income taxes	(1,267)	166	645	(14,051)	1,216	0	(16,348)	2,119	108	19	1	(0)	(30,018)	17,085	15	1,101
NET PROFIT FROM CONTINUING OPERATIONS	**68,801**	**1,464**	**1,661**	**68,461**	**2,836**	**1**	**(7,769)**	**7,853**	**251**	**45**	**1**	**5,744**	**(70,042)**	**46,177**	**36**	**2,516**
Gains/(Losses) from disposal of assets available for sale	-	-	-	-	-		-	-	-	-	-	-	-	-	-	-
NET PROFIT FOR THE PERIOD	**68,801**	**1,464**	**1,661**	**68,461**	**2,836**	**1**	**(7,769)**	**7,853**	**251**	**45**	**1**	**5,744**	**(70,042)**	**46,177**	**36**	**2,516**


GRUPPO
MEDIASET



12g3-2(b)

PRESS RELEASE

MEDIASET S.P.A.: PUBLICATION OF FINACIAL STATEMENTS AT 31 DECEMBER 2009

Mediaset S.p.A. gives notice that the Financial Statement at 31 December 2009, with the relative documentation pursuant to the law, and the Consolidated Financial Statement at 31 December 2009 are available for public consultation at company head office and Borsa Italiana S.p.A., as well as on the corporate website at www.mediaset.it.

Cologno Monzese, 22 April 2010

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

12g3-2(b)



Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan
Share capital: EUR 614,238,333.28, fully paid in
Tax, VAT & Milan Company Register No. 09032310154
e-mail:direzioneaffarisocietari@mediaset.it

FINANCIAL STATEMENTS AT DECEMBER 31, 2009 AND CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2009

The General Shareholders' Meeting of April 21, 2010 approved the financial statements at December 31, 2009. You are therefore advised that in compliance with the provisions of Consob resolution 11971, May 14, 1999, as amended, the financial statements at December 31, 2009, complete with the documentation required by said provisions, as well as the consolidated financial statements at December 31, 2009, were filed at the company's registered office and Borsa Italiana S.p.A. and are available to the general public upon request.
The minutes of the aforementioned meeting will be made available for public consultation at the company's head office and at Borsa Italiana S.p.A. as of May 4, 2010.
All the aforementioned documents will also be published on the corporate website www.mediaset.it.

PAYMENT OF DIVIDEND FOR FISCAL 2009

Shareholders are informed that pursuant to the resolution of the General Meeting of April 21, 2010, the 2009 dividend will be paid as of next May 27, 2010, amounting to Euro 0.22 per share (coupon no. 14) before withholdings and lieu tax if applicable and in the amount determined by the law. From May 24, 2010 shares will be traded ex dividend.



12g3-2(b)

RECEIVED

2010 MAY -3 A 10:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Ordinary Shareholders' Meeting 21 April 2010

MEDIASET AGM APPROVES ANNUAL REPORT FOR 2009 DIVIDEND OF €0.22 PER SHARE

The Annual General Meeting of the Shareholders of Mediaset, which met today under the chairmanship of Fedele Confalonieri, has approved the Mediaset Group's annual report, as well as that of the parent company Mediaset SpA. for the year ended 31 December 2009, together with the management report, as deliberated by the board of directors held on 23 March 2010.

Mediaset Group. In 2009 the group generated consolidated net revenues of €3,882.9 million (€4,199.5 million in 2008), operating profit (EBIT) came to €601.5 million (€983.6 million in 2008) and net profit of €272.4 million (€459.0 million in 2008).

Mediaset SpA. The parent company ended 2009 with a net profit of €329.7 million, (€342.5 million in 2008).

The Annual General Meeting consequently resolved to distribute to the Shareholders a gross dividend of €0.22 per share, i.e. before withholding taxes and any mandatory substitute taxation. Payment will be made from 27 May 2010, with coupon detachment on 24 May 2009 (coupon n. 14).

SHARE BUY BACKS AND UTILISATION

The Shareholders resolved to renew authorisation to the Board of Directors to effect share buy backs in order to pursue, in the interests of the company, the aims foreseen by relevant regulations, including:

- the availability of shares to be sold to employees of the company, its subsidiaries and holding, as part of the Stock Option Plan for 2003-2005, 2006-2008 and 2009-2011;
- to conduct operations for trading, coverage or arbitrage purposes.
- conduct investment operations in liquidity.

Buy back operations will be conducted in accordance with Artt. 2357 ff. of the Civil Code, Art. 132 of D. Lgs. 58/98, Art. 144-bis of the Consob Regulations implementing the legislative decree of 24 February 1998, n. 58, regarding the regulation of issuers and all other applicable norms, including those of the Directive 2003/6 and relative national and European norms.

The share capital is currently €614,238,333.28, and is divided into 1,181,227,564 ordinary shares and, as of today, the company's treasury stock is made up of 44,825,500 shares, which corresponds to 3.795% of the share capital. Subsidiary companies of Mediaset do not hold shares of the parent company.

The Shareholders therefore attributed to the Board of Directors the power to buy, also through options trading or financial instruments and derivatives of Mediaset stock, up to a maximum of 118,122,756 and, in any case, within the legal limit, of ordinary company shares with a nominal value of €0.52 each



(equal to 10% of the company's share capital), in one or more operations, up until the approval of the Company's Annual Report for the year ended 31 December 2010, and, in any case, for a period of not more than 18 months from the date of Shareholders' approval. The above sum is guaranteed by existing reserves deriving from the last approved balance sheet.
Buy back operations will follow the following procedures:

i) buy backs destined to facilitate the Stock Option Plans for 2003/2005, 2006-2008 and 2009/2011, must be made on the listing stock exchange according to the procedures foreseen by Art 144- *bis* b) and c) of the Regulations for Issuers at a price not greater than the highest price of the last independent operation and the currently highest offering price on the independent automated market run by Borsa Italiana;

ii) any other eventual buy backs must be made on the listing stock exchange according to the procedures foreseen by Art 144- *bis* b) and c) of the Regulations for Issuers at a price not greater than the highest price of the last independent operation and the currently highest offering price on the independent automated market run by Borsa Italiana.

The Shareholders also authorised the Board of Directors, in full compliance with current legislation, and specifically Art. 2357-ter of the Civil Code and the rgulations issued by Borsa Italiana and Eu norms, to:

1. transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, to employees of the company, its subsidiaries or holding, for the exercise of options to buy such shares held by the said employees at the prices, on the terms and in the manner foreseen by the conditions of each of the Stock Option Plans for 2003/2005, 2006-2008 and 2009/2011. The present authorisation applies to the period of validity established by the stock option plans;

2. transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, in the following alternative procedures:
   i. in cash; in such cases, sales will be effected on the listing stock exchange and/or off market, at a price of not less than 90% of the reference price of the stock on the day before any such operation;
   ii. by trading, exchange, contribution or other operations, in the context of industrial plans or extraordinary financial operations. In such cases, the economic terms of the transfer, including the evaluation of the shares that are involved in the exchange, will be determined with the assistance of independent adjudicators, given the nature and the characteristics of the deal, also taking account of the market performance of Mediaset shares.

The authorisation as at 2) above is agreed for a period of not more than 18 months from the date of the resolution.

Cologno Monzese, 21 April 2010

Department of Corporate Communications and Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

12g3-2(b)


MEDIASET

PRESS RELEASE

Media Shopping S.p.A., a company operating in the large-scale retail sector, also through online and television channels - whose assets that represent 0.43% of the consolidated assets of Mediaset - has made a claim to the relevant judicial authorities, following internal controls on the trading of wholesale goods, to determine responsibility with regard to eventual illegal activities by third-parties.

It should be noted that such operations are in no way connected to the sale of Media Shopping products to its customers through its online and television channels.

Cologno Monzese, 15 April 2010

Department of Corporate Communications and Image
Tel. +39 0225149156
Fax +39 0225149271
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor



12g3-2(b)

Madrid, 15th April 2010

Today Telecinco our controlled company has disclosed the following press release:

COMMUNICATION OF A RELEVANT FACT

According to the provisions of Section 82 of the Spanish Stock Market Act No. 24/1988, of 28th July, "**GESTEVISIÓN TELECINCO, S.A.**" reports the following

RELEVANT FACT

Referring to the Term Sheet (the "Agreement") signed by "GESTEVISIÓN TELECINCO S.A." (Telecinco), and "PROMOTORA DE INFORMACIONES, S.A." (Prisa) on December 18th 2009, the company communicates the following:

1. Telecinco and Prisa jointly with "MEDIASET S.p.A." (Mediaset) and "SOGECABLE, S.A.U. (Sogecable), signed yesterday the agreement to establish the procedures, calendar and other terms in which the parties will execute the integration process of the free to air business of Sogecable (Cuatro) in Telecinco and the acquisition of the 22% of "DTS Distribuidora de Television Digital, S.A." (Digital+) (the "transaction").
2. in addition to what already communicated to the market, and with the purpose of financing the transaction and reinforcing the balance sheet of the Company, Telecinco will execute a rights issue capital increase of 500 million euro (the "cash capital increase"). Prisa will receive, directly or through any of its affiliated companies, newly issued Telecinco shares (the "non cash capital increase") which after the Capital Increase described above, will represent 18.337% of Telecinco's equity as well as €491.128 millions in cash.
3. Referring to the transaction today the parties signed the following agreements:

- Share's sale contract of Digital+ between Telecinco, Prisa and Sogecable (the "contract of sale")
- Integration's contract between Telecinco Prisa and Sogecable (the "contract of integration")
- Shareholders agreement of Digital+ between Sogecable, Telefonica S.A., Prisa, Telecinco and Digital+ (the "shareholders agreement")

4. Referring to the transaction Sogecable and Telecinco also defined on several commercial agreements between the companies.
5. The Agreement is subject to certain conditions, which include, among other anti-trust and other regulatory approvals.

Department of Corporate Communications and Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

12g3-2(b)


MEDIASET

Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan,
Share capital: EUR 614,238,333.28 fully paid in
Tax - VAT - Milan Company Register no. 09032310154
e-mail: direzione.affarisocietari@mediaset.it
www.mediaset.it

GENERAL SHAREHOLDERS' MEETING

We advise Shareholders that sufficient shares cannot be guaranteed in attendance for a quorum at first call, and that the general meeting will therefore be held at second call on **21th April 2010, 10.00 am**, in Cologno Monzese, via Cinelandia 5.

The Chairman: Fedele Confalonieri



12g3-2(b)

PRESS RELEASE

MEDIASET S.P.A.: PUBLICATION OF DOCUMENTATION FOR THE GENERAL SHAREHOLDERS' MEETING

Mediaset S.p.A. gives notice that the documentation for the Annual General Shareholders' Meeting, including the Board of Directors' Report on the items of business on the agenda, is available for public consultation at company head office and Borsa Italiana S.p.A., as well as on the corporate website at www.mediaset.it.

Also published today and available at company head office, Borsa Italiana S.p.A. and on the corporate website, is the annual report on corporate governance and ownership, which is also pursuant to and for the purposes of article 123 bis, section 2, letter a) of the Financial Consolidation Act (T.U.F. - Testo Unico della Finanza) and article 89 bis, section 3, of Consob Issuer Rules.

Cologno Monzese, 2 April 2010

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GENERAL SHAREHOLDERS' MEETING

21 APRIL 2010

Report of the Board of Statutory Auditors on the third item of business on the agenda

Shareholders,

you are called to vote on the supplementary fees payable to auditors Reconta Ernst & Young SpA for additional work with respect to the auditing services already approved by the General Shareholders' Meeting of 16 April 2008. Pursuant to article 159, Legislative Decree 58/1998, the compensation paid to the auditors is established by the General Shareholders' Meeting on the basis of a reasoned proposal submitted by the supervisory body. Therefore, the Board of Statutory Auditors of your company hereby presents this proposal in relation to the additional fees to pay the firm engaged to audit the financial statements of Mediaset SpA.

It should be remembered that Legislative Decree 173/2008 modified article 123-bis of the Consolidated Finance Act (Testo Unico della Finanza), significantly extending the scope of information disclosures which listed companies must provide in their management report, or in a separate report, with special regard to the corporate governance system. The firm of auditors, pursuant to article 156 of the above Act, is required to express an opinion on the consistency of the management report with the financial statements and must therefore, pursuant to audit principles, perform the necessary checks to be able to deliver such an opinion.

Therefore, in consideration of the extra work required and the fact that the resolution of the general meeting of 16 April 2008 made express provision that any future circumstances such as to modify the estimated time required for audit work would be the subject of negotiations for the purposes of supplementing the fee, Reconta Ernst & Young SpA has raised a proposal to supplement the original fee agreed.

In the proposal, the auditors estimate that an extra 600 person/hours will be required, corresponding to a fee of Euro 95,000 annually from 2009 to 2016, when their mandate expires. The aforementioned fees will be adjusted each year, starting from 1 July 2010, based on the change in the ISTAT cost of living index compared with 30 June the previous year.

The Board of Statutory Auditors has carefully assessed this proposal and invites the General Meeting to vote in favour of it for the following reasons:

- the verification of the consistency of the management report, which is made more complex by the new legislation, is one of the circumstances in which the fees established by the resolution to assign the audit engagement may be supplemented,
- the time required for the verification also includes the checks to perform on the main companies in Mediaset group, because the management and corporate governance reports also refer to the group, in addition to Mediaset SpA,
- the time required represents about 5% of the total number of hours needed to audit the financial statements of Mediaset SpA and its main subsidiaries,
- the aforementioned percentage seems appropriate with reference to the overall framework of verifications of the corporate and consolidated financial statements, and sufficient to perform adequately the additional work needed to ensure the accuracy of corporate information in the interest of shareholders,
- the hourly rate proposed is consistent with the level of fees of top professionals for this particular control work,
- the administration of Mediaset SpA, the main operating counterparty of the auditors, believes the proposal to be reasonable.

Shareholders, the Board of Statutory Auditors therefore invites you:

to approve the supplementary fees payable to Reconta Ernst & Young to perform the additional work with respect to the audit services already approved by the General Meeting of 16 April 2008, amounting to Euro 95,000 annually from 2009 to 2016. The aforementioned fees will be adjusted annually, starting on 1 July 2010, according to the change in the ISTAT cost of living index with respect to 30 June the previous year.

Milano, 30 March 2010

THE BOARD OF STATUTORY AUDITORS

Alberto Giussani

Silvio Bianchi Mattini

Francesco Vittadini


MEDIASET

REPORT

ON CORPORATE GOVERNANCE AND THE OWNERSHIP STRUCTURE FINANCIAL YEAR 2009


MEDIASET

GLOSSARY

The Executive Director: The Executive Director charged with overseeing the functioning of the Internal Controls system of Mediaset S.p.A.

The Shareholders' Meeting: The Meeting of the Shareholders of Mediaset S.p.A.

The Code: The Self Regulating Code for quoted companies approved in March 2006 by the Corporate Governance Committee and promoted by Borsa Italiana S.p.A.

The Mediaset Code: The Self Regulating Code put in place by the Issuer.

The Italian Civil Code: The Italian Legal Code containing Company Law.

The Board/Board of Directors: The Board of Directors of the Issuer.

The Assigned Executive: The Assigned Executive with the responsibility for the drafting of the company's accounting documents.

The Issuer/Company: Mediaset S.p.A.

The Financial Year: The financial year of the company to which the Report refers.

The Organisational Model: The Organisational, Management and Controls Model, pursuant to the Legislative Decree 231 /2001.

Issuers' Regulations: The Regulations issued by the Consob (Italian SEC) with its resolution n° 11971 of 1999, as afterwards modified, regarding Issuers.

Market Regulations: The Regulations issued by the Consob (Italian SEC) with its resolution n° 16191 of 2007, as afterwards modified, regarding stock markets.

Report: The report on Corporate Governance and company ownership structures that companies are obliged to draw up pursuant to article 123, part two, of the CFA.

Articles of Incorporation: The Articles of Incorporation of the company Mediaset S.p.A

CBA: The Legislative Decree of 1st September 1993, n° 385 (Consolidated Banking Act)

CFA: The Legislative Decree of 24th February 1998, n° 58 (Consolidated Finance Act).

1. PROFILE OF THE ISSUER

Mediaset and its subsidiaries make up the leading Italian commercial television group, quoted on the Italian Stock Exchange since 1996. The Group 's main activities are generalist TV, advertising, free and pay Digital TV, managing the transmission network, contents production, Internet and Mobile TV. Abroad, Mediaset is the major shareholder of the Spanish TV Group Telecinco.

Mediaset has put in place the traditional administration and controls system made up of the following company bodies: the Shareholders' Meeting, the Board of Directors, the Executive Committee e the Board of Statutory Auditors. The accounting controls, in accordance with the relative legislative measures that are currently in force regarding these matters, are assigned to an external auditing company that is inscribed in the special roll kept by the Consob (Italian SEC).

The Board of Directors has set up, among its own members, three committees with prosing and consulting functions: the Compensation Committee, the Internal Controls Committee e the Corporate Governance Committee.

The powers and functional methodologies of the company bodies and Committees are governed by Law, by the Articles of Incorporation of the company (available on the website www.mediaset.it) and by the resolutions passed by the competent bodies.

The information contained in this document, except when stated otherwise, refers to that at the date of its approval by the Board of Directors (23rd March 2010).

2. INFORMATION ON THE OWNERSHIP STRUCTURES (ARTICLE 123, *part two, paragraph* 1, CFA) dated 23rd March 2010

a) Structure of the Share Capital (as per article 123, part two, paragraph 1, letter a), CFA)

The Share Capital of Mediaset S.p.A. amounts to Euros 614,238,333.28 fully subscribed and paid up.The Share Capital only consists of ordinary shares as shown below.

	N° of shares	% on share capital	Listed	Rights and obligations
Ordinary shares	1181227564 * (nominal value EUR 0.52 each)	100%	Borsa Italiana - Blue Chip segment -	Pursuant to law and Company By-Laws

* On 23rd March 2010, the company holds 44,825,500 of its own shares in its portfolio, amounting to 3.795% of the Share Capital which voting right is suspended pursuant to article 2357, part three, of the Italian Civil Code.

No other financial instruments have been issued that give the right to subscribe to new share issues.

There are not foreseen any share based incentive plans that will give rise to increases, even free of charge ones, of the Share Capital.

b) Restrictions on the transfer of securities (as per article 123, part two, paragraph 1, letter b), CFA)

Pursuant to the Articles of Incorporation the shares are nominative, indivisible and freely transferable. There are observed all the measures regarding representation, legitimisation and the circulation of company holdings that are laid down for securities traded on regulated stock markets.

c) Relevant holdings in the Share Capital (as per article 123, part two, paragraph 1, letter c), CFA)

On 23rd March 2010, according to the contents of the communications received pursuant to article 120 of the CFA, the relevant holdings in the Share Capital of Mediaset S.p.A. are the following:

Declarant	Direct shareholder	% of ownership on ordinary shares and on shares subject to voting
Berlusconi Silvio	Fininvest S.p.A.	38,618
Blackrock Inc.	Blackrock Investment Management (UK) Limited	4,978
Capital Research and Management Company (as manager and, in addition, the Europacif Growth Fund which individually holds 2,417%)	Capital Research and Management Company	4,920
Mackenzie Cundill Investment Management Ltd.	Mackenzie Cundill Investment Management Ltd.	3,441
Abu Dhabi Investment Authority	Abu Dhabi Investment Authority	2,042
Mediaset S.p.A.	Mediaset S.p.A.	3,795

d) Securities that confer special rights (as per article 123, part two, paragraph 1, letter d), CFA)

No securities have been issued that confer special controlling rights.

e) Employee shareholdings: mechanism for exercising voting rights (as per article 123, part two, paragraph 1, letter e), CFA)

There is no employee shareholding system with a mechanism for exercising voting rights that is different from the one laid down for all of the company's other shareholders.

f) Restrictions on the voting right (as per article 123, part two, paragraph 1, letter f), CFA).

They carry the right to vote all those ordinary shares that are currently in circulation, with the exception of the treasury shares that are held by the company itself and regarding which the voting right is suspended pursuant to article 2357, part three, of the Italian Civil Code as can be seen in Table 1 at the letter a).

Pursuant to the Articles of Incorporation, there can take part in the Shareholders' Meeting those Shareholders who have had arrive at the Company the communication of the intermediary that is laid down by article 2370, 2nd paragraph of the Italian Civil Code, at least two clear days before the date of the specific Shareholders' Meeting. The depositing of the communication of the intermediary does not impede the shareholders from being able to trade the shares before the Shareholders' Meeting takes place. In this case the purchaser of the shares can only take part in the Shareholders' Meeting if they have carried out the formalities laid down in the previous paragraph, at least two clear days before the date of the specific Shareholders' Meeting.

Due to the fact that they are a financial intermediary inscribed in the specific section of the general list laid down by article 1 13 of the Legislative Decree n° 385/1993 and the successive changes of the CBA, pursuant to the combination contained in article 108 of the CBA and article 1 of the Decree of the Treasury Minister n° 517/1998, whoever holds more than 5% of the Share Capital, consisting of shares with the right to vote, cannot exercise the voting right for the shares that exceed this percentage if they do not possess the requisites of honourableness laid down in the said Decree. The same requisites are applicable to anyone, independently of the size of their shareholding, who controls the company pursuant to article 23 of the CBA. In this case the suspension of the voting right involves the whole shareholding.

g) Agreements between shareholders (as per article 123, part two, paragraph 1, letter f), CFA)

There are no voting pacts concerning the company pursuant to article 122 of the CFA.

h) Change of control clauses (as per article 123, part two, paragraph 1, letter h), CFA)

The company, in the context of its normal business activities, has existing loan and financing contracts, including among the contract relative to the bond issue of 21st January 2010 that foresee, as is custom and usage in financial market practices, specific impacts if a "change of control" takes place such as, for example, their extinction or modification in the case of a change of control of the company. However, none of these contracts can be considered, as of itself, to be significant.

i) Mandates for increasing the Share Capital and authorisations for the acquisition of treasury shares (as per article 123, part two, paragraph 1, letter m), CFA)

There are no mandates for increases of Share Capital pursuant to article 2443 of the Italian Civil Code, or for the issuing of any financial instruments that constitute holdings in the company.

The Shareholders' Meeting of 22nd April 2009 passed a resolution giving the Board of Directors the faculty of being able purchase, also through trading in options or financial instruments, also derivatives, on the Mediaset share, up to a maximum number of 118,122,756 and, therefore, within the legal limits, the company's own shares with the nominal value of Euro 0.52 each, i.e. amounting to 10% of the current Share Capital, in one or more lots, up till the approval of the Financial Statements for the year closed at 31st December 2009 but, in any case, for a period that is no longer than 18 months from the date of the resolution. The amount shown above is covered by the available reserves as shown in the last regularly approved set of Financial Statements.

The purchase transactions are to be carried out as follows:

i) The purchases to be used for the stock option plans for 2003/2005, 2006/2008 and 2009/2011 must be made on the quoted Stock Exchange with the operational methodologies referred to in article 144, part two, letters b) and c) of the Consob (Italian SEC) Regulations at a price that is no higher and no lower than 20% compared to the share price recorded on the Stock Exchange trading day before that of each individual transaction. These parameters are considered as suitable for identifying the range of values within which the purchase is in the company's interest.

ii) Any other purchases must be made on the quoted Stock Exchange with the operational methodologies referred to in article 144, part two, letters b) and c) of the Consob (Italian SEC) Regulations at a price that is no higher and no lower than 20% compared to the share price recorded on the Stock Exchange trading day before that of each individual transaction. These parameters are considered as suitable for identifying the range of values within which the purchase is in the company's interest.

The purchase transactions are carried out while observing article 2357 and the following ones of the Italian Civil Code, article 132 of the Legislative Decree 58/98, article 144, part two, of the Consob (Italian SEC) Regulations that actuates the Legislative Decree of 24th February 1998, n° 58, concerning the disciplining of the Issuers and any other applicable law, rule or regulation including those referred to in the Directive 2003/6 and the relative executive measures both EU and Italian.

From the date of the Shareholders' Meeting until today there have been no purchases of the company's own shares. Therefore, on 23rd March 2010, the company holds 44,825,500 of its own shares in its portfolio, amounting to 3.795% of the Share Capital.

l) Management and coordination activities (as per article 2497 and the following ones of the Italian Civil Code)

Mediaset S.p.A. is subject to the de facto control of Fininvest S.p.A., because that company holds 38.618% of its Share Capital. On 4th May 2004 Fininvest S.p.A. communicated to Mediaset that it does not carry out any management and coordination activities, as per article 2497 and the following ones of the Italian Civil Code, regarding Mediaset. The Company took the communication of Fininvest S.p.A. into consideration at the Board of Directors Meeting of 11th May 2004. What has been declared by Fininvest is confirmed by the fact that Mediaset S.p.A. defines its own strategies independently and that it has total organisational, operational and transactional autonomy, not being subject to absolutely any directional or coordinating actions by Fininvest, regarding its own business activities. Specifically, Fininvest does not issue any directives to Mediaset nor does it carry out any technical, administrative or financial support or coordination activities on behalf of Mediaset and its subsidiaries.

Mediaset S.p.A. currently exercises management and coordination activities, pursuant to article 2497 and the following ones of the Italian Civil Code, over the following companies within the Mediaset Group: Digitalia '08 S.r.l., Elettronica Industriale S.p.A., Med Due S.r.l., Media Shopping S.p.A, Mediaset Investimenti S.p.A., Medusa Film S.p.A., Publitalia '80 S.p.A., R.T.I. S.p.A., Taodue S.r.l., Video Time S.p.A. and X Content S.r.l., in liquidation.

***

The information asked for by article 123, part two, paragraph 1, letters i) and l) is given in sections **9** and **4** of this Report that deal with the Compensation of the Directors and the Board of Directors, respectively.

3. COMPLIANCE (article 123, *part two*, paragraph 2, letter a) CFA)

The Board of Directors of Mediaset S.p.A., from March 2000, decided to put in place the measures contained in the Code (available on the website www.borsaitaliana.it). The Board of Directors Meeting of 1st March 2007, taking into account the relative legislative and regulatory context and the organisational structure of the Mediaset Group, approved the updating of the Mediaset Code (available on the website www.mediaset.it) and, in fact, taking into it the standards contained in the new Code of March 2006. The company has continued, over time, to update its own system of corporate governance to align it with both domestic and international best practices regarding these matters, with the recommendations of the Code and with the legislative and regulatory measures that have been introduced from time to time, keeping the shareholders and the stock market informed on a yearly basis.

The subsidiary company Gestevision Telecinco S.A., quoted on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and on the Spanish Computerised Stock Exchange, and its subsidiary companies, is subject to Spanish Law and the Spanish corporate governance system.


MEDIASET

4. THE BOARD OF DIRECTORS

4.1 NOMINATION AND REPLACEMENT (as per article 123, part two, paragraph 1, letter l), CFA)

The nominations and the replacements of the Directors are regulated by article 17 of the Articles of Incorporation, which is given in **Attachment A** to this Report.

It is underlined that, based on the Articles of Incorporation that are currently in force, they only have the right to present the lists of candidates those shareholders who have voting rights and who, either alone or together with other shareholders, represent at least 2.5% of the part of the Share Capital that is made up of shares with voting rights in the Ordinary Shareholders' Meeting, or any different percentage that is laid down by the relative legal measures that are currently in force and which, from time to time, will be communicated in the Notice calling the Shareholders' Meeting held to pass resolutions regarding the nomination of the Board of Directors. Regarding this matter it is highlighted that pursuant to article 144, part four, and article 144, part seven, of the Issuers' Regulations, as well as the Consob (Italian SEC) Resolution n° 16779/2009, the shareholding percentage required for the presentation of the list of candidates for membership of the Board of Directors at the Shareholders' Meeting of 22nd April 2009 was 1.5%.

Furthermore, it is pointed out that Mediaset, apart from what is laid down by the Consolidated Finance Act, the Issuers Regulations and the Mediaset Code, is not subject to any other legislation, rules and regulations regarding the membership of the Board of Directors, except for what is laid down regarding the requisites of honourableness and independence of the Directors of financial intermediaries inscribed in the relative section of the General list as per article 113 of the CBA.

Changes to the Articles of Incorporation

Pursuant to article 15, paragraph 2, and article 23, paragraph 3, of the Articles of Incorporation, except for what falls within the competencies of the Extraordinary Shareholders' Meeting, which retains its power to pass resolutions on this subject, there appertains to the Board of Directors the passing of the resolutions regarding mergers and split-offs in those cases foreseen by articles 2505, 2505, part two, and 2506, part three, of the Italian Civil Code, i.e. the opening or closing of secondary sites, the identification of which Directors have the legal representation of the company, the reduction of the Share Capital in the case of the withdrawal of a shareholder and the updating of the Articles of Incorporation for any new legislative or regulatory measures.

4.2 MEMBERSHIP (as per article 123, part two, paragraph 2, Letter d), CFA)

Article 17 of the Articles of Incorporation lays down that the Company be administered by a Board of Directors consisting of five to twenty one Directors.

The Shareholders' Meeting, with its resolution passed on 22nd April 2009, fixed the number of the Board members at fifteen.

The following persons were elected as members of the Board of Directors:

Fedele Confalonieri, Pier Silvio Berlusconi, Giuliano Adreani, Mauro Crippa, Marco Giordani, Gina Nieri, Niccolo' Querci, Marina Berlusconi, Pasquale Cannatelli, Bruno Ermolli, Alfredo Messina, Paolo Andrea Colombo, Carlo Secchi, Attilio Ventura, Luigi Fausti.

The members of the Board of Directors were elected with 566,281,745 favourable votes or 91.5%


MEDIASET

of the voting Share Capital, which is 618,859,052 shares or 52.39% of the total Share Capital.

At the Shareholders' Meeting of 22nd April 2009 there was only presented one list of candidates for positions as Directors by the shareholder Fininvest S.p.A., with a shareholding amounting to 38.62% of the Share Capital, and broken down as follows: Fedele Confalonieri, Pier Silvio Berlusconi, Giuliano Adreani, Mauro Crippa, Marco Giordani, Gina Nieri, Niccolo' Querci, Marina Berlusconi, Pasquale Cannatelli, Bruno Ermolli, Alfredo Messina, Paolo Andrea Colombo, Carlo Secchi, Independent Director, Attilio Ventura, Independent Director, Luigi Fausti, Independent Director and Danilo Pellegrino.

Together with the list there was also deposited, for each individual candidate, all the necessary documentation that is laid down by law, by the relative regulations and by the Articles of Incorporation for the members of the per Board of Directors.

The makeup of the list also takes into account the view expressed by the company regarding the maximum accumulation of administration and control offices pursuant to the Mediaset Code and the other requisites laid down in it that are given in the Annual Report on Corporate Governance for the Financial Year 2008.

The personal and professional characteristics of each individual Director are given in **Attachment B** to this Report and they can be viewed on the website www.mediaset.it.

Also, relative to what is laid down by the Mediaset Code and based on the information supplied by the parties involved there are given, in the **Attachment C** to this Report, the memberships of the Board of Directors and of the Committees and the offices held by the current members of the Board of Directors in companies quoted on regulated stock markets, also foreign ones and in financial, banking and insurance companies, or those of relevant dimensions, with the exception of those held in subsidiary companies of Mediaset S.p.A. or in those that it participates in, as well as further information relative to the same persons.

No change has taken place in the current membership of the Board of Directors since the closing date of the financial year.

The maximum accumulation of the offices held in other companies

In observance of the measures laid down in the Mediaset Code, the Board of Directors, in its meeting of 11th March 2008, expressed the following views regarding the accumulation of the offices of Director and/or Statutory Auditor:

An Executive Director must not hold any of the following:

I. The office of Executive Director in any other quoted company, either Italian or foreign, or in a finance, banking or insurance company, or in a large sized one, i.e. with a Net Equity of more than 10 Billion Euros, and

II. The office of Non Executive Director or Statutory Auditor, or that of a member of another controls body, in more than five quoted companies, either Italian or foreign, or in finance, banking or insurance companies, or in any large sized ones, i.e. those with a Net Equity of more than 10 Billion Euros.

A Non Executive Director must not hold any of the following:

I. The office of Executive Director in more than three quoted companies, either Italian or foreign, or in finance, banking or insurance companies, or in any large sized ones, i.e. those with a Net Equity of more than 10 Billion Euros and the office of Non Executive Director or Statutory Auditor, or that of a member of another controls body, in more than five quoted companies, either Italian or foreign, or in finance, banking or insurance companies, or in any large sized ones, i.e. those with a Net Equity of more than 10 Billion Euros, or

II. The office of Non Executive Director or Statutory Auditor, or that of a member of another controls body, in more than ten quoted companies, either Italian or foreign, or in finance, banking or insurance companies, or in any large sized ones, i.e. those with a Net Equity of more than 10 Billion Euros.

The acceptance of any office, for all the Directors of the company, requires their prior evaluation of their possibility of being able to dedicate the time that is actually necessary in order to be able to diligently carry out the high level tasks entrusted to them and fulfil the consequent responsibilities. This means taking into account, among other things, also the number of the offices of Director and/or of Statutory Director that is held by them in other quoted companies in regulated stock markets, also foreign ones, and in finance, banking or insurance companies, or in any large sized ones.

There remain excluded from the accumulation limit the offices held in Mediaset and in companies of the Mediaset Group.

In the case where the above limits are passed the Directors involved must speedily inform the Board, which will evaluate the situation in the light of the company's interests and will ask the Director involved to make the consequent decisions.

The Board of Directors picks up yearly, based on the information supplied to it by each individual Director, or on other information in its possession, and inserts into the Report on Corporate Governance the offices of Director and/or Statutory Auditor that are held in the aforesaid companies.

4.3. THE ROLE OF THE BOARD OF DIRECTORS (as per article 123, part two, paragraph 2, letter d) CFA)

The Board of Directors is the collegiate body of the company that administers it, playing a central role in the context of the company's organisation and it heads the functions and the responsibility for the strategic and organisational direction of the company, as well as checking on the existence of the controls that are necessary in order to be able to monitor the progress of the company and the Group. The system used for the delegation of powers is such as to maintain, within the context of the company's business and organisation, the central role played by the Board of Directors.

Regarding this the Articles of Incorporation state the following: "*The Board is invested with all the most wide ranging powers for the ordinary and extraordinary management of the company. The Board can delegate its own powers, to one or more of its members, also with the position of Managing Director, with the exception of those that, according to what is laid down in article 23 of the Articles of Incorporation of the company, fall solely within the competencies of the Board of Directors itself and which are, more precisely, the following:*

- *The stipulation of any contract or legal relationship, whatsoever, between the company and a shareholder of the company who owns a holding greater than 5% of its Share Capital, or companies belonging to the same group as the shareholder, for which there are meant the subsidiary companies, the parent companies or controlling physical persons and the companies controlled by these latter, and which has a value that is greater than 13, 000, 000. 00 Euros.*
- *The stipulation of any contract or legal relationship, whatsoever, which has a value that is greater than 130,000,000.00 Euros.*

– *The issuing of non-convertible bonds, within the limits referred to in article 2412 of the Italian Civil Code but, in any case, up to a maximum amount of 300,000,000.00 Euros, while there remains in force the fact that any issue over this limit falls within the competencies of the Extraordinary Shareholders' Meeting."*

The Board of Directors can nominate one or more Vice Chairmen and delegate to one or more of its own members, also with the position of Managing Director, all or part of its own powers, except for what is laid down in article 2381 of the Italian Civil Code and in article 23 Articles of Incorporation, as well as being able to nominate an Executive Committee to which it can delegate its own powers, except for those which the Law reserves for the Board itself.

Furthermore, the Board of Directors can set up other Committees that can also consist of persons who are not Board members, setting their tasks, powers, compensation, if any, and establishing their membership and functioning methodologies.

The Board meets with regular periodicity, observing the legal due dates and a working calendar and it organises itself in such a way as to ensure that its functions are carried out effectively and efficiently.

During the financial year 2009, the Board of Directors met ten times. The average length of each meeting is about 2 hours. The participation percentage of the Directors during the financial year was, on a total basis, over 90% and the independent Directors have ensured an average overall presence of about 80%. The participation percentage of each individual Director at the Board Meetings is shown in the **Attachment C** to this Report.

For the year 2010 four Board of Directors Meetings have been planned and communicated to the market for the approval of the periodic accounting data and, as of today, two of them have been held already.

The speediness and completeness of the pre-meeting information is ensured by the Chairman by means of the distribution to the Directors, in the days immediately before the date fixed for the Board Meeting, of the documentation relative to the matters contained in the Agenda, in order to enable the interested parties to be informed about the Agenda items and to have useful elements that will enable them to participate effectively in the work of the Board.

The Chairman favours the participation in the Board Meetings of the company executives who are responsible for the competent company functions so that they can supply the appropriate in-depth information for the purpose of giving the Directors a fully detailed understanding of the items on the Agenda.

During 2009, the Board has carried out the activities that fall within its competencies and this has continued in 2010, specifically concerning the following:

- It has examined and approved the strategic, industrial and financing plans of the company and the group it heads, the company's corporate governance and the group 's structure.
- It has evaluated the adequacy of the organisational, administrative and general accounting set-ups of the company and of those subsidiary companies that have strategic relevance, with particular reference to the internal controls system and to the proper managing of conflicts of interest. These evaluations, which had a positive outcome, were supported by specific explanatory reports relative to the different operational and control structures of the companies that were drawn up under the care of the delegated bodies.
- It has set, having examined the proposal of the Compensation Committee and having heard the Board of Statutory Auditors, the compensation of those Directors who hold particular offices pursuant to article 2389 of the Italian Civil Code;

- It has positively evaluated the general progress of operations, taking into consideration, specifically, the information received from the Executive Committee, from the Chairman, from the Vice Chairman, from the Managing Director and from the Internal Controls Committee, as well as periodically comparing the actual results with the planned ones.
- It has examined and approved in advance all those operations that have outstanding strategic, economic, equity and financial significance for the company and the subsidiary companies and, specifically, those with correlated parties. The general criteria for identifying the operations "that have outstanding significance" are given in chapter 12 below.
- It has evaluated, during the meeting of 23rd March 2010, in light of the reports received from the parties entrusted with overseeing the internal controls system and from the Internal Controls Committee that the internal controls system is suitable, appropriate, operational and effective.

Self-assessment of the Board of Directors

The Board of Directors, taking into account the positive experience of the previous years, has also set in motion, for the financial year 2009 the self-assessment process called "Board Performance Evaluation ".

This process, which was introduced starting from 2006 and carried out yearly, has enabled the checking on the dimensions and functioning of the Board on an overall basis and also of its Committees and to be able to evaluate its contributions to the Board of Directors own activities.

For the year 2009 the Corporate Governance Committee has been assigned the task of elaborating the themes that are the subject of the debate involved and the methodologies of the self-assessment process and in its meeting of 15th October, it decided to avail itself of the services of a specialised consultancy company, for the purpose of examining the procedures used for the self assessment process and the themes that have been dealt with during it.

In its Report to the Board, the Committee, also based on the results that emerged from the analysis carried out by the consultancy company, confirmed the validity and the current relevance of the themes dealt with, suggesting the use of a list of questions to be submitted to the Directors in order to facilitate the self-assessment process.

The Board of Directors, in its meeting of 15th December 2009, carried out the self-assessment process availing itself of a list of questions distributed to each individual Director concerning the following: (i) the structure, membership, role and responsibility of the Board; (II) how the Board Meetings proceed, the relative information flows and the decisional processes employed; (III) the functioning and membership of the Committees set up within the Board.

From the relative debate, in which there were involved absolutely all of the Directors, there emerged a positive picture in terms of the effectiveness and the efficiency of the work carried out by both the Board and the Committees. Specifically, one of the most positive aspects that emerged from the Board Review was that there is an extremely constructive climate existing within the Board of Directors, which favours very open debate that respects the contribution of each individual Director and tends to converge towards decisions featuring an ample consensus. Furthermore, it was highlighted that the decisional process within the context of the Board was fed by information flows that were considered by all the interested parties to be speedy and effective and that they were the subjects of punctual Minutes. The structure of the Board of Directors and the number of its meetings were considered to be adequate. Regarding the Committees set up within the Board of Directors there emerged a wide-ranging agreement on their role, on the effectiveness of their activities and the adequacy of their relative memberships.

Specifically, the Directors have expressed their appreciation for the work encounters that have taken place with the top management of the company, which were aimed at gaining in depth knowledge of the different business sectors within which the group operates. The Directors considering the significant changes that have taken place in the industrial scenarios, also the international ones, suggested consolidating these practices. The Chairman and the executive Directors favourable accepted the proposal and committed themselves to continuing with these practices.

4.4 DELEGATED BODIES

The Chairman

Traditionally, the Chairman is nominated by the Shareholders' Meeting. The Shareholders' Meeting of 22nd April 2009 ha confirmed Fedele Confalonieri as Chairman of the company.

The Board of Directors, in the meeting of 23rd April 2009, confirmed that the Chairman had all the powers of ordinary and extraordinary administration of the company, within the maximum value limit of 13,000,000.00 Euros for each individual operation, but with the exception of those operations that fall, exclusively, within the competencies of the Board of Directors and the Executive Committee. Pursuant to the Articles of Incorporation, the Chairman has the legal representation of the company.

The Board members are obliged to know the tasks and the responsibilities that are inherent to the office they hold. The Chairman shall take care to ensure that the Board is constantly updated on the main legislative and regulatory changes that affect the company also with the cooperation and support of the Director of Company Affairs and the Secretary of the Board of Directors.

The Chairman coordinates the activities of the Board of Directors and manages the Board Meeting. It is up to the Chairman, or to the person who acts in his place, to call and convene the Board Meetings.

The Vice Chairman

The Board of Directors, in the meeting of 23rd April 2009, confirmed Pier Silvio Berlusconi as Vice Chairman, conferring upon him all the powers of ordinary and extraordinary administration of the company, within the maximum value limit of 10,000,000.00 Euros for each individual operation, but with the exception of those operations that fall, exclusively, within the competencies of the Board of Directors and the Executive Committee. Pursuant to the Articles of Incorporation, the Vice Chairman has the legal representation of the company. The Vice Chairman replaces the Chairman, with legal representation of the company, in the case of his absence or impediment. The actual exercising of the power of legal representation of the company by the Vice Chairman attests, of itself, to the absence or impediment of the Chairman and it exonerates all third parties from the necessity of any ascertainment or responsibility regarding this fact.

The Managing Director

The Board of Directors, in the meeting of 23rd April 2009, Giuliano Adreani as Managing Director, conferring upon him all the powers of ordinary administration of the company within the maximum value limit of 5,000,000.00 Euros for each individual operation, but with the exception of those operations that fall, exclusively, within the competencies of the Board of Directors and the Executive Committee. Pursuant to the Articles of Incorporation, the Managing Director has the legal representation of the company.

The Board of Directors believes that giving the above mandates Chairman, the Vice Chairman and the Managing Director is the best response to the needs for organisational efficiency.

Executive Committee (as per article 123, part two, paragraph 2, letter d), CFA)

The Board of Directors, in the meeting of 23rd April 2009, nominated the Executive Committee, consisting of four members who will remain in office for the same time period as that of the mandate of the Board of Directors and calling to take part in it the Chairman Fedele Confalonieri, the Vice Chairman Pier Silvio Berlusconi and the Managing Director Giuliano Adreani, as members by right pursuant to the Articles of Incorporation, as well as the Director Gina Nieri.

The Board of Directors has given the Executive Committee all the powers of ordinary and extraordinary administration of the company, within the maximum value limit of 130,000,000.00 Euros for each individual operation, but with the exception of those operations that fall, exclusively, within the competencies of the Board of Directors.

During 2009 the Executive Committee met eight times. The average duration of the meetings of the Executive Committee is about 1 hour. The percentage participation of each individual Director at the meetings of the Committee is shown in the **Attachment C** to this Report. Eight meetings were planned for the year 2010 of which one has taken place up till now.

***

Informational documents to the Board

There are assured, during the Board Meetings, the presence of ample in depth explanations and an exhaustive treatment of all the relative items, in order to enable the Directors to make a knowledgeable decision regarding the matters discussed.

Delegated activities are the constant subject of informational documents supplied to the Board of Directors and the Board of Statutory Auditors by the delegated bodies at the time of the Board Meetings, following the methodologies laid down by article 1 of the Mediaset Code, by article 20 of the Articles of Incorporation and by the relative legislative and regulatory measures currently in force.

At the time of the first useful Board Meeting the Chairman, the Vice Chairman, the Managing Director, the Executive Committee, the Directors with special assignments and, more in general, delegated bodies report to the Board of Directors and to the Board of Statutory Auditors on the progress status of the projects that have been entrusted to them and of the activities carried out while exercising the mandates that were given to them. The Articles of Incorporation lay down that: *"At least quarterly the Directors and the Board of Statutory Auditors shall be informed, also under the care of the delegated bodies and also relative to the subsidiary companies, regarding the general progress of operations and their foreseeable forecasted evolution, as well as regarding the main outstanding economic, financial and equity operations and regarding those in which the Directors themselves have an interest, on their own behalf or on that of third parties, or that are influenced by the party, where the same exists, that exercises management and coordination activities over the company. Whenever reasons of urgency require it, or it becomes opportune to do so, the communication can also be made to the interested parties in writing."*

4.5. OTHER EXECUTIVE DIRECTORS

As well as the Chairman, the Vice Chairman and the Managing Director, there are another four Executive Directors, who are listed below, who are members of the Board:

- Mauro Crippa – *Director General of Information of R.T.I. S.p.A.*
- Marco Giordani - *Chief Financial Officer of Mediaset S.p.A. and Managing Director of R.T.I. S.p.A.*
- Gina Nieri – *Director of the Institutional, Legal and Strategic Analyses Affairs of Mediaset S.p.A. and Vice Chairman of R.T.I. S.p.A.*
- Niccolò Querci – *Central Personnel and Organisation Director of Mediaset S.p.A. and Vice Chairman and Managing Director for Human Resources of R.T.I. S.p.A.*

4.6. INDEPENDENT DIRECTORS

The Directors Paolo Andrea Colombo, Luigi Fausti, Carlo Secchi and Attilio Ventura are in possession of the requisites of independence as specified by law, article 148 of the CFA and by the Mediaset Code as is shown in the **Attachment C** to this Report. Regarding the said Directors, just as for all the other members of the Board of Directors, there was also attested the requisites of honourableness and independence laid down by article 109 of the CBA and the relative actuating Ministerial Decree n° 516/1998. Mediaset is, in fact, inscribed in the section of the General list, as per article 113 of the CBA, because it is an intermediary that carries out financial activities, in a prevalent manner but not towards the general public.

Each Independent Director has taken the commitment to speedily communicate to the Board of Directors situations that take place and make the requisites in question disappear.

The Board of Directors, following its nomination by the Shareholders' Meeting of 22nd April 2009, has taken care of the attesting, in the meeting that was held on 23rd April 2009, the existence of the requisites of independence of the Independent Directors.

The Board of Directors evaluates the independence of its non-executive members, looking more at the substance involved than the mere form and bearing in mind that a Director does not normally appear to be independent in the following hypotheses, which are not, however, to be considered as being peremptory:

a) If, either directly or indirectly, also through subsidiary companies, trust companies or an intermediate person they control the Issuer or are able to exercise a notable influence upon it, or they participate in a voting pact through which one, or more, parties can exercise control or a notable influence on the Issuer.

b) If they are, or were during the last three financial years, an important exponent of the Issuer, of one of its subsidiary companies that has strategic importance, or of a company subject to joint control together with the Issuer, or of a company which, also together with other persons, through a voting pact, controls the Issuer or is able to exercise a notable influence on it.

c) If, either directly or indirectly, for example through subsidiary companies or in which they are an important exponent, or in they are in the position of a partner in a professional office or a consultancy company they have, or have had in a previous financial year a significant commercial, financial or professional relationship with any of the following:

With the Issuer, with one of the Issuer 's subsidiary companies, or with any one of the relative important exponents of the Issuer.

With a party that, also together with other persons, through a voting pact, controls the Issuer or, because it is a company, together with the relative important exponents.

Or if they are, or if they have been, during any of the last three financial years, an employed worker of one of the aforesaid parties.

d) If they receive, or if they have received, during any of the last three financial years, from the Issuer or from a subsidiary or parent company an additional remuneration that is significant compared to the to the "fixed " emolument of a non-executive Director of the Issuer, including the participation in incentive plans linked to company performance, also those based on shares.

e) If they were a Director of the Issuer for more than nine years during the last twelve years.

f) If they hold the office of Director in the subsidiary companies.

g) If they hold the office of Executive Director in another company in which an Executive Director of the Issuer holds the office of Director.

h) If they are a partner or Director of a company or of an entity belonging to the network of the company entrusted with the accounting audit of the Issuer.

i) If they have a close family connection with a person that finds themselves in one of the situations that are referred to in the preceding points.

For the purposes of what has been outlined above the following persons are to be considered as being "important exponents" of a company: its legal representative, the Chairman of its Board of Directors, its Executive Directors and those Executives who have strategic responsibilities of the company being looked at.

As far as the relative skills are concerned, the Board has believed it opportune to add some further criteria laying down that the Independent Directors are required to have an adequate knowledge of the economic environment and of the business of the company and that, preferably, they should have skills within environments and/or sectors that are the same or similar to those in which the company carries out its business activities such as, for example, the following:

- Within the television area, either public and/or private, or in that of cinema.
- Within the Media and telecommunications sector.
- Within the field of advertising and marketing.
- Within that of University lecturing in Italian and/or foreign Universities, in subjects that are pertinent to the Group 's core business or in economics, finance, law/accounting and in the science and techniques of communications.
- Within the financial sector.

The Board of Directors evaluates the independence of the Directors periodically.

The Board of Statutory Auditors, in the meeting of 4th December 2009, checked on the correct application of the criteria and the ascertainment procedures used by the Board of Directors in order to evaluate the independence of the Directors in question.

The number and the skills of the Independent Directors are suitable and appropriate for both the dimensions of the Board and the activities carried out by Mediaset and they are such as to enable the setting up of the Committees within the Board of Directors and regarding which there will be given ample explanations in the remaining part of this report.

For the purpose of enabling the Independent Directors to effectively play their role, as well as the Chairman who operates so that the Board, on an total basis, is constantly updated regarding all the main legislative and regulatory changes that appertain to the company, there are periodically organised specific meetings of the Independent Directors with the Chief Financial Officer and the management of Mediaset and its subsidiary companies so that they may have a vision of the structure of the whole Group, a knowledge of its business and be able to go into depth on specific matters. The members of the also Board of Statutory Auditors also take part in these encounters. The Independent Directors, assisted by the Secretary of the Board, have taken part in a number of initiatives aimed at making them highly knowledgeable regarding the main aspects of the company's total situation and to increase their knowledge of the company's dynamics such as business, organisation, technology and the market.

Specifically, it is highlighted that during 2009, the Independent Directors have gone into depth with the Management of the company Medusa Film regarding its current company structure, its company mission, the characteristics of its business areas and the main characteristics of the movie market. The Independent Directors were shown the organisational aspects, the industrial costs and the process of creating an edition a of television news program during a visit to the studios of TG 5.

The Independent Directors met among themselves, without any of the other Directors, once during the year, on 10th November 2009. At that meeting the Independent Directors dealt with themes regarding corporate governance and, specifically, they went into depth regarding the fundamental aspects of the economics of the Group, they followed the process of Self-assessment of the Board of Directors, they looked at the evolution of the legislative aspects and the legal and regulatory frame of reference and the went into depth regarding strategic aspects and critical matters and subjects. The presence of the majority of the Independent Directors inside of the Committees set up within the Board of Directors, i.e. the Internal Controls Committee, the Corporate Governance Committee and the Compensation Committee, enhances the constant ongoing exchange of opinions and information that takes place between them.

4.7 LEAD INDEPENDENT DIRECTOR

The Board of Directors has decided not to follow the recommendation of Borsa Italiana to create the position of a "Lead Independent Director ", because there do not exist the prerequisites for the nomination of one.

It is highlighted that the current structure of corporate governance fully guarantees, as of now, not only constant flows of information to all of the Directors, both executive and non-executive, as well as independent and non independent, but also a very wide ranging proactive and prepositional involvement in the overall management and operations of the company.

5. TREATMENT OF COMPANY INFORMATION

Privileged information

In 2006 the Board of Directors approved the updated version of the organisational guideline of the Mediaset Group called "Management and communication of privileged information ", which regulates the internal management and the communication to the public of privileged information, as well as putting in place and continuous updating of the "Register of the persons who have access to privileged information ", i.e. the Insider Register, which is referred to in article 1 15, part two of the CFA.

The aforesaid guideline is applicable to the members of the company bodies and the employees of Mediaset S.p.A. and its subsidiary companies that have access to relevant and/or privileged information, with the exception of the quoted company Gestevision Telecinco S.A. and its subsidiary companies in consideration of the fact that Gestevision Telecinco is obliged by law to keep its own specific Insider Register, to fulfil the connected obligations and to communicate the privileged information to the Spanish market, pursuant to all the relative legislation, rules and regulations that are currently in force in that country.

Pursuant to the Mediaset Code the Chairman, the Vice Chairman and the Managing Director, in coordination between themselves, take care to ensure that all the company information is correctly managed.

The Directors and the Statutory Auditors of Mediaset and, in general, all the other addressees of the aforesaid guideline are bound to keep strictly confidential all the documents and the information that they acquire while carrying out their assigned tasks, with particular reference to privileged information.

The communications to the relative authorities and to the public are carried out within the timeframes and with the methodologies that are contained in the relative legislation, rules and regulations that are currently in force, observing proper informational parity and what is laid down by the guideline.

The company has distributed the procedure to its own personnel and to that of its subsidiary companies.

The Chief Financial Officer of Mediaset S.p.A., assigned to do so by the Board of Directors, constantly monitors the application of the procedure and its update status, also in the light of the relative current best practices regarding this matter, for the purpose of ascertaining its effectiveness and reports periodically to the Internal Controls Committee of Mediaset S.p.A. and to the Board of Statutory Auditors regarding this.

The company has put in place, within the legally imposed timeframes, the Register of those persons who, because of their working or professional activities, or because of the functions they carry out or the offices they hold, have access to important and/or privileged information of the company and of its subsidiary companies, i.e. the Insider Register.

The company has also identified the Assignee for the keeping and managing of the Insider Register as being the Company Affairs Directorate if Mediaset S.p.A..

The setting up, managing and keeping of the Insider Register is regulated by the organisational guideline called "Management and communication of privileged information ".

Internal dealing

In 2006 the Board of Directors has actuated the relative legal obligations and done the following:

– Identified the Assignee for the receipt, managing and diffusion of the communications to the market. For the Mediaset Group this party has been identified as the Company Affairs Directorate of Mediaset S.p.A., which already fulfilled this assignment based on the previous Code of Practice that regulated these matters.

– Identified, also based on what has been detailed by the Consob (Italian SEC) in its communication DME/6027054 of 28th March 2006 regarding the calculation of the condition of "relevancy", those relevant subsidiary companies the accounting book value of the holding in which represents more than 50% of the Balance Sheet assets of Mediaset S.p.A. as this results from the last approved set of Financial Statements.

– Put in place a procedure aimed at monitoring the condition of relevancy of its own subsidiary companies and identified, among its own company executives, the persons obliged to issue the relative communications.

– Given the necessary information to the identified persons that their identification has taken place and regarding the connected obligations.

In conformity with what has been recommended by the Consob (Italian SEC) in its communication of March 2006, the company has created, within its own website www.mediaset.it, a specific section called "internal dealing ".

6. COMMITTEES WITHIN THE BOARD (as per article 123, part two, paragraph 2, letter d), CFA)

Pursuant to the Articles of Incorporation, the Board of Directors can set up Committees, also consisting of persons who are not members of the Board, setting their tasks, powers, compensation and establishing their membership. The Committees, if they are also composed of persons who are not members of the Board, only have consultation powers.

Following the renewal of the Board of Directors, which took place with the Shareholders' Meeting of 22nd April 2009, the Board, on 23 April 2009, set up, within itself, a Corporate Governance Committee, an Internal Controls Committee and a Compensation Committee.

The Committees, who report punctually at Board Meetings regarding their activities, have their own sets of functioning regulations and meetings calendars laid down for the current financial years.

The setting up and function of the Committees within the Board of Directors responds to the criteria laid down by article 6 of the Mediaset Code, i.e. membership, Minutes of the meetings, company information flows, the possibility of availing themselves of the services of external consultants and the participation at the meetings of persons who are not members, at the invitation of the Committee, with reference to specific Agenda items.

6-, part two, CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee, set up on 21st April 2006, consisting of three Directors, all Non-executive and Independent, whose mandate expired naturally with the Shareholders' Meeting of 22nd April 2009, was made up of Messrs. Attilio Ventura (Chairman), Paolo Andrea Colombo and Luigi Fausti.

Afterwards, the Board of Directors Meeting of 23rd April 2009 set up the new Corporate Governance Committee, consisting of three Non-executive and Independent Directors, who shall remain in office until the mandate of the whole Board of Directors expires, calling upon the following persons to be its members:

Attilio Ventura	Chairman – Independent Director
Paolo Andrea Colombo	Independent Director
Carlo Secchi	Independent Director

During 2009 the Corporate Governance Committee met five times. The average duration of each meeting was about an hour. The percentage participation of each individual Director at the Committee meetings is given in the **Attachment C** to this Report. For the year 2010 five meetings were planned, of which three have been held.

There have usually participated at the Committee meetings the Chairman of the Board of Statutory Auditors, or another member of the Board of Statutory Auditors and there were invited to take part, through the Secretary of the Committee, the managers of specific company functions and external consultants in order to illustrate some particular themes.

The functions of the Corporate Governance Committee

The Board of Directors has given the Corporate Governance Committee the competencies laid down by the Mediaset Code and, specifically, it carries out the following tasks:

- It evaluates the Self Regulating Code of the company, containing the standards of corporate governance, which the Board of Directors follows in the fulfilment of its own competencies, and it formulates any eventual proposals regarding these matters.
- It sets in motion the requests and the tasks issued by the Board of Directors, particularly relative to the updating of the Self Regulating Code put in place by the company.
- It assists and supports the Board in evaluating the permanency of the independence requisites of the Independent Directors.

During 2009 the Committee has carried out the activities that fall within its competencies and this has continued in 2010. Specifically, it has done the following:

- Examined the "Annual Report of the Board of Directors on Corporate Governance relative to the financial year 2008".
- Constantly monitored the application status of the Self Regulating Code of the company, put in place in March 2008.
- Elaborated the themes and the methodologies of the Self-assessment of the Board of Directors, also with the support of a leading consultancy company, specifically hired for this purpose.
- Examined the "Annual Report of the Board of Directors on Corporate Governance relative to the financial year 2009".

The Committee has put in place its own set of functioning regulations and for all the meetings referred to above regular Minutes have been produced. There is present at these meeting the Manager of the Company Affairs Directorate who has been confirmed as the Secretary of the Committee. The Secretary, in agreement with the Chairman of the Committee, in the days before the meetings, sends the members of the Corporate Governance Committee all the documentation available, at that time, as support for dealing with the relative Agenda items.

The Board of Directors, in the meeting of 23rd April 2009, within the limits of the relative budget approved by the same Board, gave the Corporate Governance Committee financing availability of 100 thousand Euros per annum for the expenses linked to fulfilling its tasks.

The members of the Committee receive a presence fee, for participating in each meeting, for the amount that was fixed by the Shareholders' Meeting of 22nd April 2009.

7. NOMINATIONS COMMITTEE

The Board of Directors has considered that it was not necessary to set up a Nominations Committee within itself because of the fact that there is already laid down by the Articles of Incorporation of the company the lists vote for the nominations to the Board of Directors and the Board of Statutory Auditors.

 

8. COMPENSATION COMMITTEE

The Compensation Committee, put in place on 21st April 2006, consisting of three Non-executive Directors, the majority of whom are Independent, whose mandate expired naturally with the Shareholders' Meeting of 22nd April 2009, was made up of Messrs. Bruno Ermolli (Chairman) Non-executive Director, Paolo Andrea Colombo and Attilio Ventura, Independent Directors.

Afterwards, the Board of Directors Meeting of 23rd April 2009 put in place the new Compensation Committee, consisting of three Non-executive Directors, the majority of whom are independent, who shall remain in office until the mandate of the whole Board of Directors expires, calling upon the following persons to be its members:

Bruno Ermolli	Chairman – Non executive Director
Paolo Andrea Colombo	Independent Director
Attilio Ventura	Independent Director

No interested Director has taken part in the meetings of the Compensation Committee, during which there were formulated the proposals to be made to the Board of Directors regarding his own compensation.

During 2009 the Compensation Committee met five times. The average duration of each meeting is about 1 hour. The percentage participation of each individual Director at the Committee meetings is shown in the **Attachment C** to this Report. For the financial year 2010 seven meetings have been planned and two of them have already taken place.

The Chairman of the Board of Statutory Auditors, or his designated replacement, has participated in the Committee meetings and there has been present a Secretary chosen, from time to time, by the Chairman.

Functions of the Compensation Committee

The Board of Directors has given the Compensation Committee the competencies laid down by the Self Regulating Code of the company. Specifically, the Committee formulates proposals it presents to the Board of Directors and it expresses its periodic evaluations regarding the following:

- The compensation of the Directors who hold particular offices within Mediaset S.p.A., also laying down that a part of it be linked to the financial results achieved by the company and/or the achievement of other specific objectives.
- The general criteria regarding the compensation of the executives of the Mediaset Group, i.e. fixed/variable split, the reference parameters for MbO (Management by Objectives) and the valuation and regulating criteria for the emoluments/compensation relative to offices held within the companies of the Group.
- The criteria, the beneficiary categories, the quantities, terms, conditions and methodologies involved in the stock option plans.

During 2009 the Committee has carried out the actives that fall within its competencies and this has continued in 2010. Specifically, it has done the following:

- Examined the legislative and regulatory changes of a fiscal and social security nature regarding Stock options and it maintains that this instrument is still an effective one for gaining and retaining the fidelity of the key managers. Therefore, it has drawn up a proposal for a new stock option plan 2009-2011, the characteristics of which largely mirror those of the previous plan.

- Formulated and presented proposals to the Board of Directors regarding the compensation of the Chairman, the Vice Chairman and the Managing Director.
- Regarding the actuation, for the year 2009, of the stock option plan 2009-2011, given the exceptional nature of the general economic crisis in 2009, it has carried out in depth investigations regarding the economic/financial elements in order to be able to more better quantify the parameters to which the Plan is correlated and for which the final proposal was presented to the Board, together with the relative Regulations.The innovative element in the new Plan is given by the assignment to the 2 chosen parameters of a weight of 50% each, such as to allow that the achievement of only one of the two objectives can obtain a stock option assignment according to a predefined quantitative scale.
- It approves the Operational Regulations for the functioning of the Committee's activities.
- It carried out in depth investigations in the whole system of incentives and fidelity.

The Committee has put in place its own set of functioning Regulations and for all the aforesaid meetings regular Minutes have been produced.

The Board of Directors, in the meeting of 23 April 2009, within the limits of the relative budget approved by the same Board, gave the Compensation Committee financing availability of 200 thousand Euros per annum for the expenses linked to the fulfilling of its tasks.

The members of the Committee receive a presence fee, for participating in each meeting, for the amount that was fixed by the Shareholders' Meeting of 22nd April 2009.

9. COMPENSATION OF THE DIRECTORS

The compensation of the Directors is set at a level that is sufficient to attract, retain and motivate Directors who have all the professional skills and qualities that are required in order to successfully manage the company.

The compensation of the Directors is contained in Scheme I of the Explanatory Notes to the Financial Statements of the company.

The compensation of the Executive Directors is articulated in such a way as to align their own interests with the pursuit of the priority objective of the creation of value for the shareholders within a medium/long-term timeframe.

The compensation of the Non-executive Directors is in line with the commitment that is asked for from each individual one of them, also taking into account whether they participate in one, or more, Committees. The Shareholders' Meeting of 22nd April 2009 passed a resolution fixing the overall total gross yearly emoluments due to the Board of Directors at the amount of 248,000.00 Euros to be split in the following manner:

– To the Chairman 24,000.00 Euros.

– To each one of the other Directors 16,000.00.

They have the faculty of being able to draw upon it, during the year, in a number of instalments.

The same Shareholders' Meeting passed a resolution to give the Directors a presence fee of 1,000.00 Euros gross, with an additional amount of 50% of this for the Chairman, for their participation in each meeting, both of the Board of Directors and of the Committees nominated by the Board.

Stock Option Plan 2009/2011 (Shareholders' Meeting of 22nd April 2009)

The Shareholders' Meeting of 22nd April 2009, also taking into account the experience gained with previous Plans, decided it opportune to promote the creation of a Stock Option Plan, for the purpose of gaining and maintaining fidelity and making the participants in the plan also participants in the exploitation of the value of the company.

The aforesaid Shareholders' Meeting approved the setting up of Stock Option Plan based on the company's own shares, with a duration of three years, starting from 2009, allocated to the Directors, to the employees, i.e. executives, journalists, managers of organisational units and similar persons, and to the collaborators of the company and of its subsidiaries, who are identified under the care of the Board of Directors from among those key people, who carry out functions relevant for the achievement of the strategic results of the Group.

Therefore, the Shareholders' Meeting has entrusted to the Board of Directors the management of the Stock Option Plan 2009/2011 with the most wide ranging powers for the identification of the participants, for fixing the performance objectives, for the assignment of option rights and for the realisation of the Plan in absolutely all of its aspects. Specifically, the Board of Directors, regarding the financial year 2009, has done the following:

- Identified the number of assignees as 50 employees, between executives and journalists.
- Assigned the total overall number of 3,450,000 option rights, which are personal and not transferable, amounting to 0.29% of the Share Capital of the company.
- Defined, as the criterion for setting the exercising price of the options, the value of the ordinary shares of Mediaset coming from the arithmetical average of the reference prices recorded by Borsa Italiana S.p.A., within the period between the date of assignment and the same day of the preceding calendar month, in conformity with the relative fiscal legislation that is currently in force. Therefore, the exercising unit price equals 4.72 Euros.
- Identified, as conditions for being able to exercise the options, the achievement of the company performance parameters of an economic/financial nature and on a yearly basis of "ROE" (Return On Equity) and "Free Cash Flow". That these exercising conditions have, in fact, taken place will be checked by the Board, within the first half-year of the following financial year from that of the assignment of the Options, which means within the first half-year of 2010.
- Established that the options assigned for the year 2009 can only be exercised after the period of 36 months from the date of their assignment, subject to the fact that there actually do exist the aforesaid conditions for being able to exercise. Therefore, the exercising period will start from 30th September 2012 and it will end on 29th September 2015.

The stock option plan 2009/2011 and the previous ones of 2003/2005 and 2006/2008 have given rise to the following assignments of stock options on Mediaset shares:

Year 1/1 – 31 /12	Number of Plan participants	Option rights assigned for the purchase of this number of shares of	Exercising price	Exercising period only allowed in a single lot	Check on fulfilment of the conditions fixed by the
2005	132	3,774,500	9.60	23.6.08/22.6.11(*)	Exercisable

2006	128	3,716,000	8.92	26.7.09/25.7.12(*)	Rights that are not exercisable because
2007	43	3,130,000	7.87	29.6.10/28.6.13	Exercisable
2007	1	100,000	7.73	18.7.10/1 7.7.13	Exercisable
2008	46	3,290,000	4.86	24.6.1 1/23.6.14	Exercisable
2009	50	3,450,000	4.72	30.9.12/29.9.1 5	Exercisable

(*) The Board of Directors Meeting of 28th June 2007 approved the change to the exercising dates to update them for the new legislation, rules and regulations for the Plans relative to the years 2004, 2005 and 2006.

Stock Option Plan 2003/2005

As of today there have been assigned option rights for the purchase of 3,774,500 Mediaset shares, amounting to 0.32% of the current Share Capital, for which the exercising conditions have been fulfilled. The plan relative to the financial year 2004, which foresaw 130 participants and the assignment of option rights for the purchase of 3,415,000 Mediaset shares at the exercising price of 9.07 Euros, the limitations regarding which have been satisfied, ended on 22nd June 2009.

Stock Option Plan 2006/2008

As of today there have been assigned option rights for the purchase of 6,520,000 Mediaset shares, amounting to 0.55% of the current Share Capital, for which the exercising conditions have been fulfilled and 3,716,000 shares, relative to the 2006 Plan, amounting to 0.31% of the current Share Capital, regarding which the exercising conditions have not been fulfilled.

Stock Option Plan 2009/2011

As of today there have been assigned option rights for the purchase of 3,450,000 Mediaset shares, amounting to 0.29% of the current Share Capital, for which the exercising conditions have been fulfilled.

Further information regarding all the Stock Option Plans is given in the Explanatory Notes to the Financial Statements of the company.

Severance Indemnity of the Directors in the case of resignations, firing or the ceasing of the relationship following a public purchase offer, as per article 123, part two, paragraph 1, letter i), CFA)

Currently, there are not in force any agreements pursuant to article 123, part two, paragraph 1, letter i) of the CFA.

10. INTERNAL CONTROLS COMMITTEE

The Internal Controls Committee, that was set up on 21st April 2006, consisting of three Non-executive Directors, who are experts in accounting and financial matters and the majority of whom are independent, whose mandate expired naturally with the Shareholders' Meeting of 22nd April 2009, was made up of Messrs. Luigi Fausti (Chairman) Independent Director, Alfredo Messina Non-executive Director and Carlo Secchi, Independent Director.

Afterwards, the Board of Directors Meeting of 23rd April 2009 set up the new Internal Controls Committee, consisting of three Non-executive Directors, who are experts in accounting and financial matters and the majority of whom are independent and who shall remain in office until the mandate of the whole Board of Directors expires, calling upon the following persons to be its members:

Carlo Secchi	Chairman – Independent Director
Alfredo Messina	Non executive Director
Attilio Ventura	Independent Director

During 2009 eleven meetings of the Internal Controls Committee were held in which, at the invitation of the Committee itself and regarding individual items contained in the Agenda, there participated and presented reports persons who are not members of it and, specifically, according to their respective competencies, the Internal Controls Manager, the Surveillance and Control Body, the Assigned Executive, persons from the External Auditing Company, the managers of specific company functions of the company and/or of the Group, as well as, where this was considered to be opportune, outside consultants. The average duration of each meeting was about 1 hour. Eight meetings have been planned for the financial year 2010.

The Chairman of the Board of Statutory Auditors, or another Active Statutory Auditor, participated in the Committee Meetings.

The percentage participation of each individual Director at the Committee Meetings is shown in the **Attachment C** to this Report.

Functions of the Internal Controls Committee

The Internal Controls Committee, as well as assisting the Board of Directors in carrying out the tasks that have been entrusted to this latter regarding internal controls matters, which are referred to in article 10.5 of the Self Regulating Code of the company, exercises the functions that are listed in article 11.1 of the said Code.

Before the renewal of the Board of Directors, which took place with the Shareholders' Meeting of 22nd April 2009, the Committee held three meetings a during which it did the following:

- It reviewed, without any adverse findings, the "Work Plan for the financial year 2009" drawn up by the Internal Controls Manager.
- It examined and positively evaluated the "Work Plan 2009" of Reconta Ernst & Young S.p.A., which was drawn up for the accounting audit activities.
- It reviewed the update regarding the audit activities carried out in 2008 by the Spanish subsidiary Gestevision Telecinco S.A. and the relative "Audit Plan 2009";
- It reviewed the activities carried out by the Assigned Executive, for the purpose of issuing the attestation relative to the Yearly Financial Statements and the Consolidated Financial Statements at 31 December 2008 laid down by article 154, part two, paragraph 5, of the Consolidated Finance Act;
- It evaluated, together with the Assigned Executive to the external auditing company Reconta Ernst & Young S.p.A. and to the Board of Statutory Auditors, the accounting standards followed within the Mediaset Group and their homogeneousness for the purposes of drawing up the Consolidated Financial Statements, finding them to have been correctly applied.
- It reviewed the summary of the Report issued, at the closing of the financial year 2008, by the Internal Auditing Department.

- It reviewed the report drawn up by the Assignee to Internal Controls on the "Internal controls system of the Mediaset Group" relative to the financial year 2008;
- It had a knowledge-gaining encounter with the new Surveillance and Controls Body of Mediaset, nominated by the Board of Directors on 16th December 2008, consequent to the approval of the new Organisational Model of the company, pursuant to the Legislative Decree 231/2001. The Board afterwards confirmed this same Surveillance and Controls Body in office on 23rd April 2009.

After its nomination on 23rd April 2009, the Committee met eight times and during these meetings the Committee did the following:

- It expressed its favourable opinion regarding the confirmation of the Chairman Fedele Confalonieri as Executive Director and, taking into account the proposal made by the Executive Director, it expressed its favourable opinion regarding the confirmation of Mr. Aldo Tani, manager of the internal audit function, as the Internal Controls Manager of Mediaset. These opinions were reported to the Board of Directors during the meeting of 23rd April.
- It approved the "Functioning Rules of the Internal Controls Committee".
- it reviewed the periodic Reports drawn up by the Surveillance and Controls Body of Mediaset regarding the outcome of the checks carried out and the steps that have been taken pursuant to the Legislative Decree 231 /01.
- It reviewed the periodic updates of the "List of institutional suppliers of rights", which were drawn up by the Rights Department of R.T.I. S.p.A., for the purpose of being able to complete the company procedure of planning, acquiring and managing the rights and it gave them a positive evaluation.
- It reviewed the summary of the Reports issued during 2009 by the Internal Auditing Department and the audit findings issued at 30th June 2009.
- It reviewed the updates regarding the Consultation promoted by the Consob (Italian SEC) in April 2008 regarding the regulating of the transactions with correlated parties, in actuation of the legislative delegation given by article 2391, part two, of the Italian Civil Code. The Committee, with an assignment given to it by the Board during 2008, is carrying out all the opportune in depth investigations in order to verify conformity of the current "Guidelines on significantly outstanding transactions and with correlated parties " of the Mediaset Group with the Consob (Italian SEC) measures and it will go ahead, if it be the case, with the elaboration of a proposal to change and/or add to them.
- It reviewed the report, prepared by the Internal Controls Manager, on the "Internal Controls System of the Mediaset Group" al 30 June 2009.
- It reviewed the update on the progress status of the "Quality Assurance Review " project of the Internal Auditing activities. The project is forecasted to end during the first half-year of 2010.
- It reviewed the yearly update by the Risk Officer regarding the evaluation and the methodologies for managing the main company, strategic and process risks of the Mediaset Group carried out following "Enterprise Risk Management" methodologies.
- It reviewed the update of the audit activities carried out in 2009 by the Spanish subsidiary company Gestevision Telecinco S.A.. Specifically, the company, during the financial year has gone ahead with the activities of up-dating to the standards pf the Law 262/2005, as it has been requested to do Mediaset S.p.A.

- It reviewed and positively evaluated the assignment proposal that arrived at the company from Reconta Ernst & Young S.p.A., the current external auditor of the Mediaset Group, and from its previous external auditing company Deloitte & Touche S.p.A. with reference to the Mediaset S.p.A. bond issue project, which is aimed at institutional investors and which was the subject of examination and approval by the Board of Directors Meeting of 15th December 2009.

Lastly, the Board of Directors asked for the assistance of the Internal Controls Committee in order to examine some transactions with correlated parties, according to what is laid down by the "Guidelines on significantly outstanding transactions and with correlated parties" of the Mediaset Group, approved on 18th December 2007, for the purpose of formulating an opinion regarding the financial conditions, and/or the executive methodologies, and/or any technical aspect and/or regarding the actual legitimacy of the transactions themselves. Regarding this matter the Committee, having carried out all the necessary and/or opportune in depth investigations, formulated and expressed to the Board it opinion in favour of finalising the aforesaid transactions.

During the first few months of 2010 it has carried on with its activities and, specifically, two meetings were held during which the Committee, among other things, did the following:

- It reviewed, without any adverse findings, the "Work Plan for the financial year 2010", prepared by the Internal Controls Manager.
- It examined and positively evaluated the "Work Plan 2009/2010" of Reconta Ernst & Young S.p.A. drawn up for the accounting audit activities.
- It reviewed the "Audit Plan 2010" of the Spanish subsidiary company Gestevision Telecinco S.A.
- It reviewed the update of the activities carried out by the Assigned Executive, for the purpose of issuing the attestation relative to the Yearly Financial Statements and to the Consolidated Financial Statements at 31st December 2009 that is foreseen by article 154, part two, paragraph 5, of the CFA.
- It evaluated, together with the Assigned Executive to the external auditing company Reconta Ernst & Young S.p.A. and to the Board of Statutory Auditors,the accounting standards followed within the Mediaset Group and their homogeneousness for the purposes of drawing up the Consolidated Financial Statements, finding them to have been correctly applied.
- It reviewed the Report drawn up by the Internal Controls Manager regarding the "Internal controls system of the Mediaset Group" relative to the financial year 2009.

During the activities described above and based on the reports it received from the Internal Controls Manager the Committee has judged the internal controls system to be suitable and appropriate.

Furthermore, the Committee, in the light of the checks that were carried out by the same Internal Controls Manager, on the 'Policy for the management of the internal controls system" adopted by the Executive Director based on the guidelines issued by the Board of Directors in the meeting of 28th June 2007, proposed to the Board of Directors that it should evaluate, pursuant to the Self Regulating Code, the internal controls system as being fully operational and effective.

The Committee, as has already been said, has put in place its own set of functioning regulations and all the aforesaid meetings have been the subjects of regular Minutes. At the meetings there is present the manager of the Company Affairs Directorate upon whom there was confirmed the office of Secretary of the Committee. The Secretary, in agreement with the Chairman of the Committee, in the days preceding the meetings, sees to it that there is sent to the members of the Internal Controls Committee all the documentation available at that time as support for dealing with the items contained in the Agenda.

In carrying out its functions the Internal Controls Committee has had complete access to all the information and functions of the company and/or of the Group that were necessary for its purposes and/or it has availed itself of the services of outside consultants.

The Board of Directors, in the meeting of 23rd April 2009, within the limits of the relative budget approved by the same Board, gave the Internal Controls Committee financing availability of 350 thousand Euros per annum for the expenses for fulfilling its tasks.

The members of the Committee receive a presence fee, for participating in each meeting, for the amount that was fixed by the Shareholders' Meeting of 22nd April 2009.

11. INTERNAL CONTROLS SYSTEM

The internal controls system is made up of an ensemble of rules, procedures and organisational structures aimed at enabling, through using a suitable and appropriate process of identification, measurement, management and monitoring of the main risks, the healthy and correct running of the enterprise that is also coherent with its forecasted objectives.

According to what is laid down by article 10.5 of the Mediaset Code, the Board of Directors, with the assistance of the Internal Controls Committee does the following:

1) Defines the guidelines of the internal controls system, in such a way that the main risks that could impact the company and its subsidiaries are correctly identified, as well as being properly measured, managed and monitored, while also calculating the criteria of compatibility of these risks with a healthy, proper and correct management of the enterprise.
2) Identifies an Executive Director assigned to oversee the functionality of the internal controls system.
3) Evaluates, at least yearly, the adequacy, effectiveness and the actual functioning of the internal controls system.
4) Describes, relative to corporate governance, the essential elements of the internal controls system, expressing its own evaluation regarding its overall adequacy.

Furthermore, the Board of Directors exercises its own functions relative to the internal controls system taking into proper consideration the reference models and the best practices that exist in both a domestic and international context. Specific attention has been focused on the organisational and managerial models that have been put in place pursuant to the Legislative Decree 231/2001.

As laid down by article 10.5 a) of the Mediaset Code, the Board of Directors, with the favourable opinion of the Internal Controls Committee, define during the meeting of 28th June 2007 the guidelines of the internal controls system in such a way that the main risks that could impact the company and its subsidiaries are correctly identified, as well as being properly measured, managed and monitored, while also calculating the criteria of compatibility of these risks with a healthy, proper and correct management of the enterprise.

These Guidelines, that identify the Enterprise Risk Management Framework as the reference model for presiding over the internal controls system, have been actuated, by the Executive Director, in the "Policy for the management of the internal controls system", which defines the



main methodological aspects linked to the management of risks, as well as the roles, responsibilities and main activities linked to risk management.

According to the Enterprise Risk Management methodology, the internal controls system is traced down starting from the definition of the company's strategy. The company's objectives are taken into consideration by the methodology according to the following categories:

- Strategic objectives: high-level objectives that are aligned with and support the company's mission.
- Operational objectives: objectives that are linked to the efficient and effect use of resources.
- Reporting objectives: objectives that are linked to the trustworthiness of the company's internal and external reporting.
- Compliance objectives: objectives that are linked to conformity with the applicable laws and regulations.

The internal controls system of the Mediaset Group is able to identify and measure the main company risks that could undermine the achievement of the objectives that have been defined above, taking into account the specific characteristics of the business activities that are carried out by Mediaset S.p.A. and by its subsidiary companies, based on the following criteria:

- The nature of the risk, with reference to the risks of a strategic, operational, reporting and compliance nature.
- The possibility of the risk to prejudice the ability to achieve the company's objectives.
- The organisation's ability to properly manage the identified risk.

The proper monitoring of the company's risks is carried out through checking on the suitability of the internal controls system to deliver an acceptable overall risk profile. Specifically, the internal controls system of the Mediaset Group foresees the following:

- The systematic monitoring by management of the main company risks, which is aimed at the identification and implementation of eventual corrections to be made to the existing controls processes and procedures.
- Doing periodic independent checks on the adequacy and effectiveness of the internal controls system, as well as the speedy activating of specific corrective interventions in those cases where weaknesses in it are flagged.
- Rules for reporting on the adequacy and effectiveness of the internal controls system.

For this purpose, the Executive Director takes care of the managing of the internal controls system of the Mediaset Group in order that it is suitable to do the following:

- To speedily react to significant risk situations, foreseeing that adequate control overviews are in place.
- To ensure, within the context of company processes and procedures, a suitable level of separation between the operational and control functions, thus avoiding that conflicts of interest arise regarding the assigned competencies.
- To ensure, within the context of the operational and administrative/accounting activities, the use of systems and procedures that guarantee the accurate recording of company phenomena and of the operational facts, as well as the putting in place of trustworthy, dependable and timely informational flows both inside and outside of the Group;
- To put in place methodologies for the speedy communication of the significant risks and of the

control anomalies that emerge to appropriate levels within the Group, thus enable the identification and the speedy carrying out of the necessary corrective actions.

With particular reference to the financial information systems, below there is given **the description of the risks management system and the internal controls inherent to it pursuant to article 123, part two, paragraph 2, letter b) of the CFA.**

Main characteristics of the existing risks management and internal controls systems in relation to the financial informational system

The risks management system and that of the internal controls relative to the process of producing financial informational documentation, i.e. the periodic accounting informational document, the Yearly and Half-yearly Financial Reports and the Intermediate Statement on Operations, also the consolidated ones, and continuous informational documents and press releases, that are produced by Mediaset Group, aimed at guaranteeing the dependability, the accuracy, the trustworthiness and the speediness of the financial informational documentation. Mediaset, in defining its own System, has aligned itself with the indications that are contained within the reference legislation and regulations, among which there are highlighted the following:

- The Legislative Decree of 24th February 1998, n° 58 (Consolidated Finance Act).
- The Law of 28th December 2005 n° 262 and its successive changes, among which there is the Legislative Decree that accepted the so-called Transparency Directive approved on 6th November 2007, regarding the drawing up of company accounting documents.
- The Issuers Regulations and the relative additions made to them with the Consob (Italian SEC) Resolution n° 15915 of 3rd May 2007 regarding the "Attestation of the Assigned Executive for the drafting of the company's accounting documents and of the delegated administrative bodies on the yearly and consolidated financial statements and on the Abbreviated Half-Yearly Financial Statements pursuant to article 154, part two of the CFA".
- The Consob (Italian SEC) Document subjected to public consultation on 7th July 2008 called "Acceptance of the Directive 2004/109/CE Transparency regarding the harmonisation of the obligations for transparency regarding the information on the issuers whose securities are listed for trading on a regulated market and that modifies the Directive 2001/34/EC" and the outcome of the said consultation and the changes to the Issuers Regulations with the Consob (Italian SEC) Resolution n° 16850 of 1st April 2009.
- The Italian Civil Code, that lays down the extension to the Assigned Executives to the drafting of the accounting documents of the legal action for responsibility in the management of the company (article 2434 of the Italian Civil Code), the offence of bad faith following settlement or the promise of profit (article 2635 of the Italian Civil Code) and the offence of hindering the public and surveillance authorities in the exercising of their functions (article 2638 of the Italian Civil Code).
- Legislative Decree 231/2001 which, referring to the provisions of the Italian Civil Code cited above and the administrative responsibility of legal persons for offences committed by their employees against the Public Administration considers the Assigned Executive for



the drafting of the accounting to be among the Important Parties.

The implementation of the Risks Management and Internal Controls System relative to the financial informational documentation of the Group was carried out considering not only the legislative and regulatory references shown above but also the guidelines supplied by some category bodies regarding the activities of the Assigned Executive such as the Italian Confederation of Industry and the National Association of Finance and Administration Managers (Confindustria and Andaf).

Because the reference legislation and regulations do not explicitly establish specific criteria for the design, planning, implementation, evaluation and monitoring of the Risks Management and Internal Controls System relative to the process of financial informational documentation, Mediaset has opted for the application of a model that is universally recognised as being among the most highly regarded ones, the CoSO (Committee of Sponsoring Organizations) Report.

This model enables the evaluation of an internal controls system through the analysis of its various components such as the controls environment, the evaluation of the risks, the control activities (split into analyses carried out by top management, controls on the transactions, controls on the information systems, physical controls, separation of the tasks, policies and procedures), information and communication and monitoring.

Article 154, part two, of the CFA laid down that that there be introduced, within the company organisation of companies with quoted shares, the position of the "The Assigned Executive for the drafting of the accounting and company documents", to whom there are given specific responsibilities regarding the company's informational documentation. The Assigned Executive, among his other activities is responsible, in cooperation with the functions involved, for the putting in place adequate administration and accounting procedures for the preparation of the Yearly Financial Statements, of the Consolidated Financial Statements and of the Abbreviated Half-Yearly Financial Statements, as well as any other information supplied to the market and relative to accounting informational documentation, and for the issuing of the specific attestations.

The Assigned Executive, in order to fulfil the requirements laid down by the legislation and regulations, avails himself of a company structure that has been specifically set up. This structure 's role is to support the Assigned Executive in designing, implementing and maintaining adequate administrative and accounting procedures aimed at the drafting of the Yearly Financial Statements and of the Consolidated Financial Statements and supplying the Assigned Executive with the elements in order to be able to evaluate their adequacy and effective functioning.

The Assigned Executive's support structure, in its turn, cooperates with the process owners for the speedy identification of any events that can impact or change the frame of reference, for the updating of the administrative and accounting procedures, for the implementation of new controls and the carrying out of any improvement plans within their own processes.

The Internal Audit function, which carries out periodic independent checks on the state of the internal controls system, keeps up a periodic communication flow with the Assigned Executive and his support structure for the purpose of sharing and agreeing any criticalities relative to the internal controls system regarding the financial informational documentation process.

The Assigned Executive also keeps up periodic communication flows with the company bodies and structures that have surveillance or monitoring functions regarding the internal controls system such as, for example, the Internal Controls Committee, the Internal Controls Manager, the Executive Director, the Board of Statutory Auditors and the Surveillance Bodies as per the


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Legislative Decree 231/01, each one of them for their own specific responsibilities.

The Risks Management and Internal Controls System relative to the financial informational documentation process is basically an ensemble of administrative and accounting procedures and of evaluation tools regarding their adequacy and effective functioning, that contribute to form an internal controls model that is maintained, updated over time and, where there are identified concrete opportunities for rationalisation and optimisation, developed further.

The model contains three analyses points:

a) The definition of the analysis context with the identification and evaluation of the risks.

b) The findings and documentation of the controls.

c) The evaluation of the adequacy and the effective application of the administrative and accounting procedures and the relative controls.

a) The definition of the analysis context with the identification and evaluation of the risks

For the purpose of determining and planning the activities of checking on the adequacy and the effective application of the administrative and accounting procedures of the Group, the definition of the analysis context describes the path that must be followed in determining the level of complexity, for the identification and evaluation of the risks and for evaluating the materiality of the various areas of the Financial Statements.

This path is aimed at evaluating the controls on the transactions generated by those company processes that feed the accounting data and their transposition into the financial reporting. The identification of the significant processes, which are truly representative of the business, takes place through a quantitative analysis of the items in the Financial Statements and a qualitative evaluation of the processes. In fact, for the purpose of designing and implementing a controls system aimed at producing valid financial reporting in conformity with the adopted reference methodology, i.e. the CoSO Report, intervention priority is established based not only elements of a quantitative type but also on qualitative ones.

The quantitative is aimed at identifying the significant balances in the Financial Statements, which takes place by applying the concept of "materiality" to the aggregated items in the trial balance of the Mediaset Group. Having identified the significant accounts, through a matching of accounts to processes one, therefore, arrives at the identification of the relevant processes.

The quantitative analysis, through the evaluation of the relevancy of the processes for the business and their level of complexity, adds to the quantitative analysis determining the inclusion or exclusion of processes within the reference context and the periodicity of the adequacy evaluation activity and the effective application of the administrative/accounting controls and procedures.

For each process that has been identified as relevant there are then defined the "generic " risks of untrustworthiness of the inherent in the process itself, making reference to the, so-called, Financial Statements assertions, i.e. existence and occurrence, completeness, rights and obligations valuation and recording, presentation and informational documentation, which constitute the controls objectives.

The Assigned Executive reviews the definition of the reference context at least yearly and whenever there show themselves any elements that can change the analysis that has been carried out in a relevant manner.

b) The findings and documentation of the controls

The identification of the controls takes place in relation to the findings process regarding the administrative and accounting procedures.

The identified controls correspond to a series of different control assertions, identified by the Mediaset Group based on the proper classification of the untrustworthiness risks of the economic/financial informational documentation to which they refer as follows:

- Accuracy: the control ensures that all the details of the individual transaction have been correctly processed.
- Completeness: the control ensures that all transactions are actually processed and that they are only processed once.
- Validity: the control ensures that the processed transaction has been passed through the correct and proper authorisation levels and that it does really refer to the company's business.
- Restricted Access: the control ensures that the access to information and transactions is properly configured according to the relative roles and responsibilities that are officially recognised within the company.

The controls that have been identified are formalised within a specific matrix called the "Risks and Controls Matrix" in the area of the administrative and accounting procedures. This matrix is the detailed document within which there are identified the "generic" risks of untrustworthiness relative to the Financial Reporting and the "specific" controls that have been identified and applied when carrying out the activities.

The administrative and accounting procedures and the relative controls are periodically monitored and updated through a process that involves the Assigned Executive, his support structure and the process owners. Specifically, the process owners communicate, on a regular basis, to the Assigned Executive's support structure the events that can impact and change the frame of reference of the relevant processes and, each year, the Assigned Executive's support structure go through and validate the whole controls model, involving all the process owners in the revisiting of the process that fall within their competencies.

c) The evaluation of the adequacy and of the effective application of the administrative and accounting procedures and of the relative controls

The evaluation of the adequacy and the effective application of the administrative and accounting procedures, carried out through specific testing activities is aimed at ensuring that both the design and the operational ability of the identified controls are valid.

The Mediaset Group has put in place a testing strategy, which is basically the definition of the approach and the criteria used for carrying out these tests and consist of the periodicity of the analyses, the sizing of the sample, the types of tests to carry out, the formalising of the tests that that have been carried out and the information flows for communicating the outcomes of the tests that were made.

The tests are carried out on a regular basis with the purpose of ensuring that all the existing controls have been covered for the reference period. The criteria for deciding the size of the test sample are defined by taking into account the complexity of the control, its dependency on subjective valuations, the level of skill necessary to be able to do it and its potential impact and importance, for the purpose of achieving a high level of certainty regarding the effective functioning of the control itself.


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The tests are made according to three different methodologies:

- ***Inquiry:*** interviews with people in order to have descriptions of their activities, including the controls carried out.
- ***Observation:*** observation of the behaviour of people in carrying out their tasks for the purpose of checking that they correctly observe the procedures and their ability to deal with the anomalies they find.
- ***Re-performance:*** the re-performing of a control procedure, or part of it, in order to understand how it functions and/or to obtain sufficient assurances regarding its adequacy.

Each test, with its relative outcome, is documented through formalising of a test sheet and the filing of the documentary evidence gathered.

On a six-monthly basis the Assigned Executive's support structure prepares a report in which there are explained the activities carried out and the outcomes of the tests made.

Based on the result of the testing the Assigned Executive, with the cooperation of his support structure, defines a remedial plan for the purpose of rectifying any that can have a negative impact on the effectiveness on the Risks Management and Internal Controls System relative to the financial informational documentation.

The Assigned Executive's support structure, in cooperation with the process owners for their respective competency areas, has the task of coordinating the carrying out of any improvement plans and ensuring that they are correctly implemented.

At least yearly, the Assigned Executive reports to the Internal Controls Committee, to Board of Statutory Auditors and communicates to the company's Surveillance Bodies, with reference to the methodologies with which there has been conducted the evaluation of the adequacy and the effective application of the controls and the administrative/accounting procedures, as well as on the observance of the defined remedial plans and he expresses his valuation regarding the adequacy of the accounting and administrative controls systems.

11.1. THE EXECUTIVE DIRECTOR ENTRUSTED TO OVERSEE THE FUNCTIONALITY OF THE INTERNAL CONTROLS SYSTEM

The Board of Directors, in the meeting of 1st March 2007, with the favourable opinion of the Internal Controls Committee, identified, as this Executive Director the Chairman Fedele Confalonieri, whose mandate came to its natural expiry with that of the whole Board and, precisely, with the Shareholders' Meeting of 22nd April 2009. The Board of Directors, following its renewal, in its meeting of 23rd April 2009, with the favourable opinion of the Internal Controls Committee, confirmed the Chairman as the said Executive Director giving him the competencies laid down by the Mediaset Code.

The Executive Director has done the following:

- Set in motion the guidelines issued by the Board of Directors, putting in place the Policy of Enterprise Risk Management, with the favourable opinion of the Internal Controls Committee.
- Overseen the adapting of this system to the dynamics of the operational conditions and to the relative legislative and regulatory situations.
- Taken care of the identification of the main company risks, i.e. strategic, operational, financial and of compliance, taking into account the characteristics of the company's and

its subsidiaries' business activities, following the definition by the Board of Directors of the guidelines of the internal controls system. The analyses and evaluation of the main business processes and those of business support, with the involvement of the management of the Group, has enabled, in the second half of 2009, the ability to express an overall evaluation regarding the state of the internal controls system and, specifically, regarding the results of the process of the identification and evaluation of the company's risks, which was finalised with the presentation at the Board of Directors Meeting of 15th December 2009 of the specific Report by the Executive Director.

11.2. INTERNAL CONTROLS MANAGER

The Board of Directors in the meeting of 23rd April 2009, confirmed, as Internal Controls Manager, Mr. Aldo Tani, Manager of the Internal Auditing Department of the Mediaset Group, based on the proposal of the Executive Director and with the favourable opinion of the Internal Controls Committee, following what is laid down by article 10.6 of the Mediaset Code.

Pursuant to article 13 of the Mediaset Code, the Internal Controls Manager:

a) Is entrusted with checking that the internal controls system is always adequate, fully operational and functioning.

b) Is not responsible for any operational area, whatsoever, and does not hierarchically depend on any manager of operational areas, whomsoever.

c) Has direct access to all the information that is useful for carrying out his assignment.

d) Has available all the adequate means in order to be able to carry out the function assigned to him.

e) Reports, regarding his work, to the Internal Controls Committee, to the Board of Statutory Auditors and to Executive Director. Specifically, he re-ports regarding the methodologies with which the management of the risks is conducted, as well as on the observance of the plans defined for limiting them and expresses his evaluation on the suitability of the internal controls system to achieve an acceptable overall total risk profile.

The Board has not defined a specific compensation for the Internal Controls Manager, because there is defined for the holder of that position an overall compensation, which also takes into account the responsibilities related to managing the activities of the Internal Auditing Department.

There have not been specifically quantified the financial resources to be made available to the Internal Controls Manager for carrying out the tasks related to his position, because he avails himself of the resources of the Internal Auditing Department for carrying out the relative activities.

In support of his technical opinion expressed regarding the adequacy of the internal controls system, the Internal Controls Manager shares and agrees the following in advance:

- The findings from the Audit Plan with the Internal Auditing Department.
- The results of the evaluation and management of the risks with the Risk Officer and the Assigned Executive, for the purpose of identifying the main company risk areas.

The Internal Controls Manager also maintains periodic information flows with the company personnel, bodies and structures that have the function of surveillance or monitoring of the internal controls system such as, for example, the Assigned Executive, the external auditing company, the Board of Statutory Auditors and the Surveillance and Control Bodies as per the Legislative Decree

231 /01, regarding the individual responsibilities of each one of them.

11.3. THE ORGANISATIONAL MODEL as per the Legislative Decree 231 /2001

The internal controls system was further strengthened through the adoption of an Organisation, Management and Control Model, pursuant to the Legislative Decree 231/2001, approved by the Board of Directors of Mediaset S.p.A. on 29th July 2003 and afterwards added to following the evolution of the relative legislation and regulations, the last addition being made with the resolution passed by the Board of Directors Meeting of 16th December 2008.

With the putting in place of its own Organisational Model, understood as being an ensemble of rules of a general and operational nature, Mediaset S.p.A. set itself the goal of furnishing itself with an overall complex of behavioural principles, as well as of procedures, which responds to the purposes and prescriptions of the Legislative Decree 231/01, both in terms of the prevention of offences and illegal administrative acts as well as in terms of the control of the its actuation and the eventual issuing of sanctions.

The Organisational Model, in fact, is made up of an organic ensemble of principles, standards, rules, measures and organisational frameworks relative to the management and control of the company's activities and consists, among other things, of an illustrative summary document, containing all the general rules and regulations suitable for preventing the committing of the illegal actions that are referred to by the Legislative Decree 231/01.

For the purpose of promoting the diffusion of a set of values, which are aimed at achieving correctness, honesty and loyalty to the company the Group has also put in place an Ethical Code, which defines an ensemble of values that the Mediaset Group recognises, accepts and shares, at all levels within itself, in carrying out the business activities of the enterprise. The principles and the measures contained in the Ethical Code constitute a series of exemplary specifications regarding the general obligations of diligence, correctness, honesty and loyalty to the company that constitute the proper fulfilment of the employment services and workplace behaviour, as well as in business relations and relationships with the institutions.

In the process of the definition of the Organisational Model, Mediaset S.p.A. also took into account the indications contained in the Guidelines published by the Italian Confederation of Industry (Confindustria) and it was inspired by a series of well-established principles, also in matters of corporate governance and internal controls. According to these principles, in fact, a risks management and controls system, which is in line with the measures referred to in the Legislative Decree 231/2001 must do the following:

i. Identify and formalise the mapping of the "areas of activities that are at risk", which means the areas of the company where potential offences can arise, and of the "instrumental processes" leading to any committing of illegal acts, understood as being processes within which, in an abstract sense, there could occur those de facto conditions that make possible the committing of offences.

ii. Go ahead with the analysis of the potential risks for the "areas of activities that are at risk" and for the "instrumental processes" identified as above, regarding the potential methodologies that could actuate the illegal acts.

iii. Go ahead with the analysis of the potential risks and the evaluation of the company's system of controls for the prevention of the committing of illegal acts and, if necessary, regarding its definition or updating.

Following the recognition and the evaluation of the effectiveness of the organisational,


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management and controls systems that are already existent and being utilized systems, the company has gone ahead with the updating of the organisational procedures/guidelines or with the codifying, where necessary, in written documents of the current ongoing company practices, for the purpose of effectively opposing the risks that have been identified.

The successive updates of the Organisational Model have mainly taken into account the legislative innovations that occur from time to time, as well as the progressive juridical interventions regarding the organisational management and controls models.

During 2009 there were issued new legislative measures that have further enlarged the group of the so-called "presupposed offences" foreseen by the Legislative Decree 231/01. In the light of the new legislative and regulatory measures, the company is currently evaluating, also with the contribution of outside consultants, the impact of the new legislative and regulatory measures, for the purpose of checking whether it is necessary to make any changes and/or additions to the Organisational Model as well as putting in place new behavioural procedures/rules, or changing the existing ones.

Considering what is laid down by article 6, 1st paragraph, letters b) and d) of the Legislative Decree 231/01, that contains the obligatory institution of a body of the entity, which has independent power of control that enables it to watch over the functioning and observance of the Model, as well as an autonomous power to take initiatives in order to make sure that it is constantly updated, Mediaset S.p.A. already has, since 2003, provided itself with a Surveillance and Controls Body which, over the years, has seen its membership change from single person to multi-personal and, lastly, to collegiate.

The Surveillance and Controls Body nominated on 16th December 2008 arrived at the natural expiry of its mandate with the Shareholders' Meeting of 22nd April 2009. It was re-nominated, subject to the prior ascertainment of the existence of the prerequisites of honourableness, the same as those that are asked for from the Directors of the company, and of the professionalism that is suitable and appropriate for the role to be played and the exemption for reasons of incompatibility and due to conflicts of interest with other company functions and/or assignments that are such as to undermine the freedom of action and judgement, with the Board of Directors Meeting of 23rd April 2009 and its mandate will expire at the approval of the Financial Statements at 31 December 2011. It consists of three members who are the following persons:

Sergio Beretta	Chairman – External consultant
Aldo Tani	Internal Audit Director and Person in charge for internal control
Michele Pirotta	External consultant

In carrying out its activities the Surveillance and Controls Body under its direct surveillance and responsibility is mainly supported by the Internal Auditing Department and it can avail itself, where necessary, of the support of other company functions or of that of external consultants.

The Surveillance and Controls Body is given the following tasks and powers:

i. To watch over the observance of the prescriptions laid down by the Organisational Model and by the company procedures that are linked to it by the interested parties, picking up and flagging any eventual cases of non-fulfilment or behavioural deviations and those sectors that turn out to be more at risk, in consideration of the violations that have taken place.

ii. To watch over the true effectiveness and real ability of the Organisational Model to prevent and impede the committing of illegal acts, as per the *Legislative Decree 231/2001*, relative to the individual company structures and the actual activities that they carry out.



iii. To ensure that there is maintained over time the requisites of solidity and functionality of the Organisational Model;

iv. To be vigilant as to whether it is opportune to make an update of the Organisational Model, when there arise needs for changing it and/or adding to it relative to changed legislative and regulatory conditions, changes in the company's organisational structure and/or in the methodologies of carrying out its business activities, or in those case where there have been significant violations of the Organisational Model and/or of the procedures that are linked to it.

v. To acquire from all the Addressees of the Organisational Model the company documentation and information considered useful for carrying out its own tasks and fulfilling its own responsibilities.

vi. To check that there are carried out all the opportune initiatives of information and training of the Addressees on the principles, values and the behavioural rules that are contained in the Organisational Model and in the company procedures that are linked to it, also based on the requests for clarification and the communications that come in from time to time.

vii. To check on the adequacy of the initiatives of information and training carried out on the principles, values and the behavioural rules that are contained in the Organisational Model and in the company procedures that are linked to it, as well as on the level of knowledge acquired by the Addressees, with particular reference to those persons who operate within the "areas of activity that are at risk" and deal with the "instrumental processes".

viii. To carry out periodic reporting activities towards the relative company bodies.

ix. To gather, process and conserve the communications and relevant information transmitted to it by the various company functions with reference to the Organisational Model and to the company procedures that are linked to it and to properly conserve the results of the activities carried out and the relative reporting documents.

For the purpose of fulfilling its own responsibilities the Surveillance and Controls Body can, at any time whatsoever, within the context of its own independence and discretional faculties, go ahead with checks regarding the application of the Model and of the procedures that are linked to it and these checks can be carried out singly by each individual one of its members.

Based on the checks carried out the Surveillance and Controls Body also has the task of highlighting to the company whether it is opportune to go ahead with the relative adjustments and updates of the Organisational Model and/or of the relative procedures as a consequence of legislative and regulatory and/or organisational changes that have taken place, where there have been significant violations of the prescriptions laid down by the Organisational Model and/or of the company procedures that are linked to it, or when there has been ascertained the existence of new areas of activity that are at risk. By means of successive follow-up activities, the Surveillance and Controls Body then satisfies itself that any recommended corrective actions have actually been carried out by the competent functions of the company.

During 2009 the Surveillance and Controls Body has reported, half-yearly, to the Board of Directors, the Internal Controls Committee and the Board of Statutory Auditors.

***

The Organisational Model of Mediaset S.p.A. is available on the company's website www.mediaset.it


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11.4. THE EXTERNAL AUDITING COMPANY

The Shareholders' Meeting of 16th April 2008 entrusted the auditing company Reconta Ernst & Young S.p.A. with the audit of the Yearly and Consolidated Financial Statements, as well as the limited accounting review of the Abbreviated Half-Yearly Financial Statements for the financial years 2008/2016, pursuant to the combination of measures laid down by articles 156 to 159 of the CFA.

11.5. THE ASSIGNED EXECUTIVE FOR THE DRAFTING OF THE COMPANY'S ACCOUNTING DOCUMENTS

The Board of Directors Meeting of 23rd April 2009 has confirmed, subject to the prior ascertainment of the requisites laid down by the Articles of Incorporation and by Law, Mr. Andrea Goretti, previously nominated in 2007, who is the Manager of the Foreign Holdings Administration and Controls Department of the company, as the Assigned Executive who shall hold the position until the Shareholders' Meeting that approves the Financial Statements for the year ended at 31 December 2011, conferring up him all the powers and the responsibilities necessary for fulfilling his assignment. The Assigned Executive has all the relative tasks that are laid down by article 154, part two of the CFA.

The Assigned Executive was given all the powers of an organisational and managerial powers nature for carrying out the tasks imposed upon him by the legislation and regulations that are currently in force, by the Articles of Incorporation and by the Board of Directors, which are the following:

- With the support of the managers of the competent functions to implement a company organisational system aimed at making evident the definition of the roles and responsibilities of the human resources involved in the company functions appertaining to accounting and the building up of the Yearly Financial Statements, of the Consolidated Financial Statements, of the abbreviated Half-Yearly Financial Statements and of any other communication of the company broadcast to the market that is relative to accounting information.
- To ensure the correct application of the administrative and accounting procedures that impact the build up of the Yearly Financial Statements, of the Consolidated Financial Statements, of the Abbreviated Half-Yearly Financial Statements and of any other communication of the company broadcast to the market that is relative to accounting information.
- To avail himself of the services, where the case arises, of the Internal Audit function for the necessary support for the activity of checking on the actual application of the administrative and accounting procedures that are referred to in paragraph 3 of article 154, part two, of the CFA, which is an activity that is currently carried out by the Risk Office function that was set up for this purpose.
- To avail himself of the services of the function assigned to the identification and of the resources that are sufficient in order to be able to support him in the fulfilment of the tasks that are imposed upon him by article 154, part two, of the CFA;
- To watch over the putting in place and regulating of specific informational flows and the coordination with the model set up pursuant to the Legislative Decree of 8th June 2001, n° 231, and the procedures for the processing of confidential information within the company and the preparation and divulgation of the press releases pursuant to article 114 of the


MEDIASET

CFA and article 66 of the Issuers Regulations.

For the financial year 2009 the Assigned Executive, availing himself of the services of the Risk Office function, which was assisted by outside consultants, actuated, relative to the main processes within the operating companies of the Group, the activities laid down for the evaluation, updating and documentation of the internal controls system for the purposes of the Law 262/05.

Specifically, the following were carried out:

- The identification and evaluation of the company processes and of the relative risks.
- The updating, where necessary following the evolution of the operational methodologies of the Group, of the processes and of the controls found during prior years.
- The analysis of the adequacy of controls that have been put in place relative to the administrative/accounting and financial aspects of the company.
- The carrying out of the tests and the relative documentation of the controls

  for checking on the administrative/accounting procedures.
- The formalising of the remediation plan aimed at removing any deficiencies

  in the controls.
- The monitoring of the state of the defined remediation activities and the definite and testing of the relative controls activities that have been implemented.

To the Yearly Financial Statements 2009 and the Consolidated Financial Statements 2009 of the company there were attached the attestations, stated according to the model that is laid down by the Consob (Italian SEC) regulations, regarding the adequacy and the effective application of the procedures, as well as the fact that they truly reflect the contents of the accounting books and postings and their suitability and to provide a true and fair view of the Balance Sheet, Income Statement and Financial situations of the company and of the whole group of the enterprises that are included in the consolidation, signed by the Assigned Executive and by the Chairman of the company.

It is to be remembered that, pursuant to the Mediaset Code, the Assigned Executive evaluates, together with the Internal Controls Committee and with the auditors, the correct usage of the accounting standards and, in the case of the group, their homogeneousness for the purpose of drawing up the Consolidated Financial Statements, an activity that is physically carried out during the first few opening months of each financial year.

The Board of Directors, in the meeting of 23 April 2009, within the limits of the budget approved by the Board itself, gave the Assigned Executive available financing of the amount of 350,000 Euros for the expenses for fulfilling his tasks.

12. INTERESTS OF THE DIRECTORS AND TRANSACTIONS WITH CORRELATED PARTIES

The Board Meeting of 18th December 2007 approved the Guidelines relative to those transactions that have significant strategic, economic, financial and equity relevancy for Mediaset and, specifically, regarding those with correlated parties.

The Guidelines identify those transactions that have significant strategic, economic, financial and equity relevancy for the company and its subsidiaries and, specifically, regarding those with correlated parties which, in conformity with the Mediaset Code must undergo the prior examination and approval of the Board of Directors.

The following operations are considered to be such and they, absolutely, must

undergo the prior examination and approval of the Board of Directors:

- The finalising of any contract or legal relationship, whatsoever, for an amount that is greater than 13,000,000.00 Euros, for each individual transaction, with a shareholder of the company who owns a holding that is more than 5% of its Share Capital, or companies belonging to the same group of the shareholder, meaning for them the subsidiary companies, the parent companies or controlling physical persons of these latter.
- The finalising of any contract or legal relationship, whatsoever, for an amount that is greater than 130,000,000.00 Euros, for each individual transaction, signed with absolutely any party, whomsoever, in any form, whatsoever.
- The issue of non-convertible bonds within the limits that are referred to in article 2412 of the Italian Civil Code but, in any case, up to a maximum amount of 300,000,000.00 Euros, while there remains in force the fact that any bond issue over that amount requires the approval of the Extraordinary Shareholders' Meeting.
- Those transactions that impose upon the company the obligation of having to make available, to the general public, an informational document that has been drawn up in conformity with the measures that are laid down by the Consob (Italian SEC);
- Those transactions, for an amount that is higher than 65,000,000.00 Euros, signed with absolutely any party, whomsoever, in any form, whatsoever, concerning the following matters:
  - a) The acquisition or disposal of companies, or branches of companies, and of fixed and other assets.
  - b) The acquisition or disposal of holdings.
  - c) The constitution and incorporation of companies and, in any case, the creation of partnerships, or strategic alliances, for a length of time that is longer than 3 years, with the exception of any temporary associations of enterprises. The conceding of loans, financing or guarantees, either collateral or personal.
  - d) The taking on of loans, financing or credit lines, or any other credit liability operations.
  - e) The stipulation of the following types of transactions:
  - f) The issuing of financial instruments.

Operations regarding mergers, or split-offs, signed with absolutely any party, whomsoever, in relation to which the amount of the total assets of the incorporated, i.e. merged, company, or the assets that are the subject of the split-off, are equal to, or greater than, 3% of the total assets of Mediaset as this results from the last set of Consolidated Financial Statements.

Those transactions which, taken individually, do not exceed any of the parameters that have been laid down, but which are actually parts of the same strategic plan shall also be considered to be transactions "having significant strategic relevancy" and, therefore, they must be examined and approved by the Board of Directors if, grouped together on a total overall basis, they exceed the aforesaid parameters.

The Board, compatibly with the operations of the Group, examines and approves, in advance, those transactions "having significant relevancy".

At the time of the examination and approval of the transactions "having significant relevancy" the


MEDIASET

appropriate delegated bodies of Mediaset supply the Board with adequate information regarding the interests of Mediaset, the carrying out of the transaction, its feasibility and if it is financially sustainability and coherence with the strategic plans of Mediaset.

On the instructions of the Board of Directors, the delegated bodies ensure that the Directors of the subsidiary companies have full knowledge and awareness of the criteria that identify those transactions that are defined as being those "having significant relevancy".

There qualify as being transactions with correlated parties, which must be submitted for the prior examination and approval of the Board of Directors of Mediaset S.p.A., the following ones:

A) Transactions with correlated parties for an amount that is greater than 13,000,000.00 Euros which, in relation to their subject, their nature or their completion times fall outside of the normal criteria of company operations and which, therefore, are atypical, unusual and at non-standard conditions.

   For these transactions it is laid down that reference must be made, as far as their subject is concerned, to the following items:

   - To transactions of a financial nature such as, for example, the conceding or taking on of loans and financing, the giving of guarantees and transactions regarding securities, or financial instruments in general.
   - To transactions, which have as their subject industrial property rights such as, for example, trademarks, brands and patents.
   - To transactions which have as their subject real estate, including leasing operations, which is not destined for instrumental use within the context of the entrepreneurial activities that are characteristic of the company.
   - To agreements of a commercial or industrial nature with a duration that is longer than five years and which bring about limitations of binding exclusiveness or limitations in carrying out the entrepreneurial activities that are characteristic of the company.

   As far as their nature, or their completion times concerned, reference must be made to the following items:

   - To transactions which are carried with characteristics that are wholly atypical or unusual and for this there are meant those transactions which, due to their subject or their nature, are found to be not coherent with the core business of Mediaset S.p.A. and of the companies that are directly and/or indirectly controlled by it and which show particular elements of criticality linked to their characteristics, to the risks inherent to the nature of the counterpart, or to the timeframe for their completion and to their non-standard conditions for which latter there are meant those that have been signed at conditions that are not the same, or similar, to those that are usually applied in relationships with parties that are not correlated parties.

     As mere examples the following can fall within the categories of atypical or unusual transactions:

   - The timeframe between the signing of the contract and carrying it out, e.g. contracts in which supply of service of the company is in advance, without reason, compared to the counter supply of service by the counterpart.
   - The signing of contracts whose execution is deferred over a timeframe that is unreasonable, also in the light of the goods or services involved, e.g. contracts whose execution is deferred for over three years and, therefore, also bringing about the need for

a revaluation of the originally agreed price.

- The signing of contracts with basically identical contents in series and at pre-established intervals, such as the splitting up of what is actually a single, and more complex, total transaction.
- Contracts signed using atypical prices and payments, e.g. with the part exchange of assets that are different from useable and easy to cash financial instruments, or as a counter supply of service for supplies of services that cannot be used and are difficult to replace, or with the ceding of receivables or the acceptance of payables.
- Transactions signed through the use of intermediaries who are not leading ones, or who do not have a good level of general recognition within the sector to which the transaction appertains.
- Transactions finalised between two financial years or quarters with the sole purpose of changing or impacting the numbers in the Yearly Financial Statements or in the quarterly or half-yearly situations.
- Transactions for the repurchasing of assets previously sold to the same party, in the absence of situations bringing about the dissolution of previous contracts or the exercising of options agreed previously.

B) Transactions with correlated parties for those amounts that are greater than

130,000,000.00 Euros for each individual transaction.

C) Transactions for those amounts that are greater than 13,000,000.00 Euros, for each individual transaction, with a shareholder of the company who owns a holding that is more than 5% of its Share Capital, or companies belonging to the same group of the shareholder, meaning for them the subsidiary companies, the parent companies or controlling physical persons and the sub-sidiary companies of these latter.

D)Transactions with correlated parties for an amount that is greater than 65,000,000.00 Euros and in any form, whatsoever, concerning the following:

a) The acquisition or disposal of companies, or branches of companies, and of fixed and other assets.

b) The acquisition or disposal of holdings.

c) The constitution and incorporation of companies and, in any case, the creation of partnerships, or strategic alliances, for a length of time that is longer than 3 years, with the exception of any temporary associations of enterprises.

d) The conceding of loans, financing or guarantees, either collateral or personal.

e) The taking on of loans, financing or credit lines, or any other credit liability.

f) The stipulation of transactions.

Those transactions which, taken individually, do not exceed any of the parameters that have been laid down, but which are actually parts of the same strategic plan shall also be considered to be transactions "having significant strategic relevancy" and, therefore, they must be examined and approved by the Board of Directors if, grouped together on a total overall basis, they exceed the aforesaid parameters.

E) Operations regarding mergers, or split-offs, with correlated parties, in relation to which the amount of the total assets of the incorporated, i.e. merged, company, or the assets that are the subject of the split-off, are equal to, or greater than, 3% of the total assets of Mediaset as this


MEDIASET

results from the last set of Consolidated Financial Statements.

F) Operations with correlated parties that oblige the company make available to the general public an informational document that is drawn up in conformity with the measures laid down by the Consob (Italian SEC) Issuers Regulations, article 71, part two.

Identification of the correlated parties

For correlated parties, based on the notion given by the International Accounting Standard IAS 24, there are meant the following:

a) Those parties that directly and/or indirectly, through parent or subsidiary companies, trust companies or intermediate persons, who in their turn are also considered to be correlated parties, and are in the following situations:

   – They control Mediaset S.p.A.

   – Mediaset S.p.A. controls them, also jointly.

   – They share the same parent party with Mediaset S.p.A.

   – They have a holding in Mediaset S.p.A., which is such as to be able to exercise a notable influence on it.

   – They jointly control Mediaset S.p.A.

b) The companies affiliated with Mediaset S.p.A..

c) The Joint Ventures in which Mediaset S.p.A. participates.

d) Those parties with strategic responsibilities within the entity or in its parent company to whom there are given powers and responsibilities for the planning, managing and control functions of the entity or in its parent company, i.e. Directors and the Active Statutory Auditors of Mediaset S.p.A., as well as the Executives of Mediaset S.p.A. and the Directors General and the External Auditing Company.

e) The close family members of the parties referred to in points a) and d) above.

f) Those parties subject to the control, also in a joint form, or to the notable influence of one of the parties referred to in points d) or e) above, or in which these latter parties hold, either directly or indirectly, a significant share of the voting rights.

Methodologies of approving and carrying out transactions with correlated parties

All the transactions, also those carried out through subsidiary companies, with correlated parties and, therefore, also those that are not subject to the prior examination and approval of the Board of Directors, must be resolved upon and/or actuated observing the criteria of procedural and substantial correctness.

The Board receives adequate information on the nature of the correlation, on the methodologies of carrying out the transaction, on the conditions, also the financial ones for realising it, on the relative evaluation process that has been followed, on the interest in it and the reasons underlying it and on any possible risks per the company. As examples, the following information:

a) The level of correlation between the parties involved.

b) The details of the main contractual and financial characteristics and conditions of the transaction.

c) The interest of Mediaset S.p.A. in the carrying out of the transaction.



For the transactions with correlated parties, the Directors with the relative mandates or the company executives responsible for the transaction conserve the information referred to above.

The transactions requiring the prior examination and approval of the Board, observe the following procedure:

– Transactions with correlated parties for an amount that is greater than 13 million Euros and less than 130 million Euros: prior examination by the Internal Controls Committee of Mediaset S.p.A..

– Transactions with correlated parties for an amount that is greater than 130 million Euros: the Board of Directors of Mediaset, according to the nature or other characteristics of the transaction will ask for the assistance of the Internal Controls Committee, or of one or more experts, in order to obtain an opinion from them regarding the financial conditions and/or the executive methodologies and/or on any technical aspect and/or on the actual legitimacy of the transaction itself.

For those transactions that do not require the prior examination and approval of the Board, delegated bodies and the company executives responsible for the transaction shall take care of the gathering, conserving and keeping available for the Board of Directors, for the individual Directors and for the Statutory Auditors all the information regarding the main characteristics of the transactions.

Directors having interests

Before dealing with the subject, the Director must give exhaustive information, to the other Directors and to the Board of Statutory Auditors of any interest, even a potential one, which, on his own behalf or that of third parties, independently of any situation of conflict regarding it, that he has in a specific transaction of the company detailing its nature, terms, origin and dimensions. If the Director involved is a Managing Director, he must also abstain from carrying out the transaction.

***

Based on the relative Spanish legislation and regulations the quoted subsidiary company Gestevision Telecinco S.A. is only subject to Spanish Law and the Spanish Corporate Governance regime. The principle contained in the Stock Exchange Code, taken into the Mediaset Code, according to which the Board of Directors of the company "examines and approves, in advance, the transactions of the company and of its subsidiary companies, when these transactions have a significant strategic relevancy" is, therefore, not applicable to Gestevision Telecinco S.A. and its subsidiary companies.

13. NOMINATION OF THE STATUTORY AUDITORS

The nomination of the Statutory Auditors is regulated by article 27 of the Articles of Incorporation, given in **Attachment D** to this Report.

The Shareholders' Meeting elects the Board of Statutory Auditors, consisting of three Active Statutory Auditors and two Substitute Statutory Auditors, who remain in office for three financial years, and whose mandates expire with the Shareholders' Meeting called to approve the Financial Statements relative to the third financial year of their period of office and they can be re-elected.

All the Statutory Auditors must be inscribed in the Register of Accounting Auditors set up within the Ministry of Justice and must have carried out the legal auditing of accounts for a period of not less than three years.

Furthermore, the Statutory Auditors must possess the necessary requisites laid down by the relative legislation and regulations that are currently in force and the Board of Directors must ascertain that they actually exist.

It is underlined that, based on the contents of the Articles of Incorporation that are currently in force, there have the right to present the lists of candidates those shareholders who have voting rights and who, either on their own or together, are totally the owners of the shareholding asked for by the Articles of Incorporation for the presentation of the lists regarding the nomination of the members of the Board of Directors. Regarding this it is highlighted that, pursuant to the Consob (Italian SEC) Resolution, n° 16319/2008, the percentage shareholding required for the presentation of lists of candidates for membership of the Board of Statutory Auditors at the Shareholders' Meeting of 16th April 2008 was 1%. Article 144, part six, of the Issuers Regulations, lays down that whenever, 15 days before the one fixed for the Shareholders' Meeting, only one list is presented, other lists can be presented until the fifth day after that date. In this case the thresholds are reduced to half.

14 STATUTORY AUDITORS (as per article 123, part two, paragraph 2, letter d), CFA)

The Board of Statutory Auditors was nominated by the Shareholders' Meeting of 16th April 2008 and its mandate will expire with the Shareholders' Meeting called to approve the Financial Statements for the year closed at 31 December 2010 and it consists of the following persons: Alberto Giussani, Silvio Bianchi Martini, Francesco Vittadini, Antonio Marchesi and Mario d'Onofrio. **Attachment E** to this Report gives the membership of the Board of Statutory Auditors.

The Chairman of the Board of Statutory Auditors is Alberto Giussani, listed at first place in the minority list.

The nomination takes place through the mechanism of list voting. At the Shareholders' Meeting of 16th April two lists were presented. The first by the shareholder Fininvest S.p.A. with a holding amounting to 37.04% of the Share Capital, consisting of the candidates Francesco Vittadini, Silvio Bianchi Martini and Ezio Maria Simonelli to the office of Active Statutory Auditors and Antonio Marchesi and Giancarlo Povoleri to the office of Substitute Statutory Auditor. According to article 144, part six, of the Issuers Regulations, a second list was deposited by the shareholders [1] who owned, on a total basis 0.56 % of the Share Capital. The list consisted of the candidates Alberto Giussani to the office of Active Statutory Auditor and Mario d 'Onofrio to the office of Substitute Statutory Auditor.

Together with the lists there was deposited, for each individual candidate, all the documentation laid down by the relative legislation and regulations and by the Articles of Incorporation for the of

[1] Arca S.G.R. S.p.A. (Rubrica Fondo Azioni Italia -Rubrica Fondo Arca Bb), UBI Pramerica S.G.R. S.p.A. (Ubi Pramerica Azioni Italia - Capitalgest Italia), Monte Paschi Asset Management S.G.R. S.p.A. (Ducato Geo Italia), Eurizon Investimenti S.G.R. S.p.A. (Nextra Azioni Italia), Pioneer Investment Management S.G.R. S.p.A. (Pioneer Azionario Crescita), Pioneer Asset Management S.A. (Pioneer Asset Management SA), Eurizon Capital S.G.R. S.p.A. (Eurizon Capital Sgr Sanpaolo Azioni Italia -Eurizon Capital Sgr Sanpaolo Italian Equity Risk - Eurizon Capital Sgr Sanpaolo Opportunità Italia -Eurizon Capital Sgr Sanpaolo Euro Eurizon Capital Sgr Sanpaolo Soluzione 3-Eurizon Capital Sgr Sanpaolo Soluzione 4-Eurizon Capital Sgr Sanpaolo Soluzione 5-Eurizon Capital Sgr Sanpaolo Soluzione 6-Eurizon Capital Sgr Sanpaolo Soluzione 7), Eurizon Capital S.A. (Eurizon Easy Fund Equity Italy -Eurizon Easy Fund Equity Euro -Eurizon Easy Fund Equity Europe -Eurizon Easy Fund Equity Media), Fideuram Gestione S.A. (Fonditalia Global -Fonditalia Euro T.M.T. -Fideuram Fund Europe Listed Consumer Discretionary Equity) and Interfund Sicav (Interfund Equity Europe Interfund Equity Europe Consumer Discretionary)

the Board of Statutory Auditors. For the list presented by the minority shareholders there was also deposited the declaration attesting the absence of any linking relationships with the relative majority shareholder Fininvest S.p.A.

The curricula vitae of the Board of Statutory Auditors can be consulted on the website www.mediaset.it and are given in **Attachment F** to this Report.

No change in the current membership of the Board of Statutory Auditors has taken place since the closing date of the financial year.

During 2009 fourteen meetings of the Board of Statutory Auditors were held. The average duration of each meeting was about 1 hour. For the year about 14 meetings were planned and, as of today, 3 have been held.

On 4th December 2009 the Board of Statutory Auditors, among other things, also evaluated the continuance of the requisites of independence of its members and it checked on the correct application of the criteria and the ascertainment procedures used by the Board to evaluate the independence of the Directors.

It also watched over the independence of the external auditing company, checking both the observance of the relative legislative measures and the nature and entity of the different services supplied to Mediaset and its subsidiary companies by the same external auditing company and by the entities belonging to retail. Regarding this the Board of Statutory Auditors had no findings that required to be highlighted.

The Statutory Auditor who, on his own behalf or on that of third parties, has an interest in a specific transaction of the company must speedily and exhaustively inform the other Statutory Auditors the Chairman of the Board of Directors regarding the nature, terms, origin and dimensions of his interest.

Regarding the necessary requisites of the members of the Board of Statutory Auditors, it is highlighted that the current Board of Statutory Auditors possesses all the necessary legal requisites.

The Board of Statutory Auditors also worked in coordination with the Internal Audit Function and with the Internal Controls Committee.

15. RELATIONS WITH THE SHAREHOLDERS

On the website of the company (www.mediaset.it) there can be found both the information of an economic/financial nature such as Financial Statements, Half-Yearly and Quarterly Reports, presentations to the financial community and the trend of the of the Stock Exchange transactions involving the financial instruments issued by the company and the data and documents that are of interest to all the shareholders such as press releases, the membership of the Bodies and Committees of the company, the Articles of Incorporation of the company, the Regulations of the Shareholders' Meetings and the Minutes of the Shareholders' Meetings, as well as documents and information regarding corporate governance and the organisational model pursuant to the Legislative Decree N° 231/2001.

For the purpose of putting in place a continuous ongoing relationship with the shareholders based on the understanding of their reciprocal roles, the Board of Directors of Mediaset has identified, in the person of the Chief Financial Officer of the Group, Marco Giordani, who reports directly to the Chairman of the company, the Manager entrusted with managing the relations with the shareholders.



For this purpose the Chief Financial Officer avails himself of the services of the following two functions that report directly to him:

- The Company Affairs Directorate, which presides over the relationships with the Retail Investors and the Institutional Entities like Consob (Italian SEC) and Borsa Italiana (the company that runs the Italian Stock Exchange.
- The Investor Relations Directorate, which presides over the relationships with the Financial Community, i.e. Financial Analysts, Institutional Investors and Rating Companies.

The addresses and telephone numbers of the Company Affairs Directorate and the Investor Relations Directorate can be found on the website of the company (www.mediaset.it).

The Board of Directors, pursuant to what is laid down by the Self Regulating Code of the company evaluated, during the meeting of 15th December 2009, that the company structures entrusted with these functions are adequate for carrying out these tasks that ensure effective and continuous relations with the Financial Community and with the competent Authorities involved.

16. SHAREHOLDERS' MEETINGS (as per article 123-, part two, paragraph 2, letter c) CFA

In calling, convening, planning and managing the Shareholders' Meetings particular attention is given to favouring the participation by the Shareholders, as well as ensuring the maximum quality level of the information provided to them on those occasions, while the observing the limitations and the methodologies of broadcasting inherent to the price sensitive information.

The Shareholders' Meeting, when regularly constituted, represents all of the shareholders and its resolutions, passed in conformity with the law, are binding on all of them, even if absent or dissenting. The Ordinary and Extraordinary Shareholders' Meetings, meet in the cases and in the ways laid down by law, within the registered office of the company or elsewhere, as long as the place is in Italy. As laid down by article 9 of the Articles of Incorporation, the Shareholders' Meeting is called through a notice published in the Official Gazette of the Italian Republic, or in the financial daily "Il Sole 24 Ore", at least 30 days before the date of the Shareholders' Meeting. The notice which, at the same time, is published on the website of the company details the methodologies laid down by the Articles of Incorporation for participation in the Shareholders' Meeting.

The company makes available to the public the documentation relative to the matters contained in the Agenda by depositing it at the company's registered office, sending it to Borsa Italiana by means of NIS (Network Information Service) and publishing it on its website.

The Board of Directors promotes initiatives aimed at favouring the biggest participation possible of the shareholders at the Shareholders' Meetings and to facilitate their exercising of their rights and in order to reduce the limitations and the fulfilment of obligations that make it difficult or burdensome to take part in Shareholders' Meetings and exercising the right to vote.

As laid down by article 11 of the Articles of Incorporation *"there can intervene in the Shareholders' Meeting the shareholders who have ensured the arrival at the company the intermediary's communication laid down by article 2370, 2nd paragraph of the Italian Civil Code at least two clear days before the date of the individual Shareholders' Meeting in question. The depositing of the intermediary's communication does not impede the shareholder from disposing of the shares before the Shareholders' Meeting takes place. In this case the purchaser of the shares can only take part in the Shareholders' Meeting if they have duly fulfilled all the obligations laid down by the preceding paragraph at least two clear days before the date of the individual Shareholders' Meeting in question".*

 

The Shareholders' Meeting is presided over by the Chairman of the Board of Directors and, in his absence, by the Vice Chairman.

The Shareholders' Meeting has all the powers laid down by law regarding it. Pursuant to the Articles of Incorporation the giving to the administration body of the company the competencies and pass resolutions on matters, such as resolutions regarding mergers and split-offs in those cases laid down by the articles 2505, 2505, part two, and 2506, part three, of the Italian Civil Code, the opening or closing of secondary sites, indicating who among the Directors have the legal representation of the company, the reduction of the Share Capital in the case of the withdrawal of a shareholder and the updating of the Articles of Incorporation for legislative and regulatory measures, which belong by law to the Extraordinary Shareholders' Meeting, does not lessen the competency of the Shareholders' Meeting, which maintains the power to pass resolutions regarding such matters. Regarding the constitution and resolutions of the Shareholders' Meetings, both Ordinary and Extraordinary, at the first and the successive calls, the relative legal measures are applied.

Every shareholder who has the right to take part in the Shareholders' Meeting can have himself or herself represented at it, by means of a written proxy, pursuant to the relative legislation.

As a rule all the Directors are present at the Shareholders' Meetings. The Shareholders' Meetings are also the occasion for the communication to the shareholders of information regarding the company, while respecting the regulations regarding privileged information.

The Ordinary Shareholders' Meeting of 9th April 2001 put in place the "Shareholders' Meeting Regulations" available on the website of the company: www.mediaset.it, which regulates the proceedings of the Ordinary and Extraordinary of Shareholders' Meetings of the company.

17. CHANGES SINCE THE CLOSING DATE OF THE FINANCIAL YEAR

Since the closing date of the financial year no change, whatsoever, has taken place in the corporate governance structure of the company.

The Annual Report on Corporate Governance and the Ownership Structure was drawn up pursuant to article 123, part two, of the CFA.

Issuer: Mediaset S.p.A.

Website: www.mediaset.it

Year-end to which the Report refers: 31st December 2009 Approval date of the Report: 23rd March 2010



ATTACHMENT A

Article 17 of the Articles of Incorporation of the company

1. The company is administered by a Board of Directors, consisting of from five to Directors, and they can be re-elected.

2. The Shareholders' Meeting, before going ahead with their nomination, fixes the number of members of the Board and their duration in office, while observing the time limits that are laid down by law.

3. The Board of Directors is nominated by the Shareholders' Meeting based on lists, within which there cannot be more than twenty one candidates, each one of them numbered progressively.

Each candidate can only present himself or herself in a single list, under pain of not being eligible for election.

Each shareholder cannot present, or take part in presenting, or vote for more than one list even through an intermediary person or a trust company. The shareholders belonging to the same group, for which there is meant the parent company, the subsidiary companies and the companies subject to joint control, and the shareholders that take part in a voting pact pursuant to article 122 of the Legislative Decree N° 58/1998, which has as its subject the shares of the company, cannot present, or take part in presenting, or vote for more than one list even through an intermediary person or a trust company.

There can only present the lists those shareholders who have the right to vote and who, on their own or together with other shareholders represent at least 2.5% (two point five percent) of the Share Capital made up of shares that have the right to vote in the Ordinary Shareholders' Meeting or the different percentage laid down by the relative legal measures that are currently in force and that will be communicated, from time to time, in the notice of call of the Shareholders' Meeting to be convened for the nomination of the Board of Directors. For the purpose of deciding upon the Directors to be elected, there will not be taken into account those lists that have not had a percentage of votes equal to at least half of the one asked for by the Articles of Incorporation or by the relative legal measures that are currently in force for the presentation of the lists themselves.

Each list must include at least two candidates who possess the requisites of independency laid down by the relative legal measures that are currently in force, indicating them separately.The lists, together with the professional curricula of the candidates, containing exhaustive information regarding the personal and professional characteristics of the candidates themselves and the attestation the suitability to be able to qualify themselves as independent pursuant to the relative legal measures currently in force and signed by the shareholders that have presented them must be deposited at the company's registered office at least 15 (fifteen) days before the one fixed for the Shareholders' Meeting at first call. At the time of the presentation of the list, there must be deposited the information relative to the identities of the shareholders who have presented the list, giving the total percentage shareholding owned by all of them and the specific certification issued by an intermediary, authorised pursuant to the relative legislation, proving the ownership of the said shareholding. The shareholders different from those that hold, also jointly, a controlling or relative majority shareholding must also present a declaration attesting to the absence of any linking relationships, foreseen by legal measures, with these latter. Within the same timeframe there must be deposited the declarations with which the individual candidates accept their candidature and declare, under their own responsibility, that there do not exist any reasons for



inability to be elected or of incompatibility laid down by law, that there do exist any requisites that may be prescribed by the relative legislation or regulations for the members of the Board of Directors. Together with each list, within the timeframes given above, there must also be deposited the further information asked for by the relative legal measures currently in force, which will be indicated in the notice of call.

The lists presented without the observance of the measures described above are understood as being not presented and they will not be put to a vote.

4. At the end of the voting, the votes obtained by the lists are divided by whole numbers progressive from one to the number of the Directors to be elected.

The quotients obtained in this way are attributed to the candidates of each list following the order foreseen by it.

Then the quotients attributed to the candidates of the various lists are arranged in a single decreasing ranking. There result as being elected, until there is arrived at the total number of Directors fixed by the Shareholders' Meeting, those who have obtained the highest quotients, while there remains in force the fact that there must be nominated as a Director, in any case, the candidate listed at the first place in the second list that has obtained the highest number of votes and that is not linked, in any way, with the shareholders who have presented or voted for the list that was first for number of votes. Therefore, whenever the aforesaid candidate has not obtained the quotient that is necessary to be elected,there shall not be elected the candidate who, in the first list, has obtained the lowest quotient and the Board will be completed with the nomination of the candidate listed at first place in the second list that has obtained the highest number of votes.

5. Whenever, after having followed the procedure referred to in paragraph 4 above, there has not been nominated the number of Directors, who possess the requisites of independence, prescribed by the relative legal measures currently in force, the following procedure will be followed.

Whenever the Board consists of seven or less members there shall be nominated as an Independent Director, replacing the non-independent candidate who, in the first list, obtained the lowest quotient, or the second last one if the last one was replaced by the minority Director pursuant to the preceding paragraph 4, the first independent candidate not elected who is listed afterwards in the same list. When the Board consists of more than seven members and, after having followed the procedure referred to in paragraph 4 above, only one Independent Director has been nominated, a second Independent Director will be nominated, replacing the non-independent candidate who, in the first list, obtained the lowest quotient, or the second last one if the last one was replaced by the minority Director pursuant to the preceding paragraph 4, the first independent candidate not elected who is listed afterwards in the same list.

When the Board consists of more than seven members and, after having followed the procedure referred to in paragraph 4 above, no Independent Director has been nominated, there will be nominated as Independent Directors (i) replacing the candidate who, in the first list, obtained the lowest quotient, or the second last one if the last one was replaced by the minority Director pursuant to the preceding paragraph 4, the first independent candidate not elected who is listed afterwards in the same list and (ii) replacing the non-independent candidate elected with the lowest quotient in the second list that has had the highest number of votes, the first independent candidate not elected who is listed afterwards in the same list. Whenever all the Directors are drawn from a single list also the second Independent Director will be drawn from that list following the aforesaid criteria.

6. The candidate listed at first place in the list that has obtained the highest number of votes shall


MEDIASET

be elected to the office of Chairman of the Board of Directors.

7. In the case where it is necessary to complete the full Board of Directors and a number of candidates have obtained the same quotient, there shall be considered elected the candidate of the list that not yet elected any Director orthat has elected the lowest number of Directors.

In the case where none of these lists has elected a Director or all of them have elected the same number of Directors, in the context of these lists there shall be elected the candidate of the list that has obtained the highest number of votes..

In the case of a tied vote between lists and always with quotient parity, new voting by the Shareholders' Meeting will take place, observing the relative legal measures currently in force, and there will elected the candidate who obtains the simple majority of the votes.

8. Whenever only one list is presented, the Shareholders' Meeting votes on it and if it obtains the relative majority, there shall be elected as Directors the candidates listed in progressive numerical order, until the number of members fixed by the Shareholders' Meeting is reached, while there remains the fact that there must be elected a number of Independent Directors that is at least equal to the one laid down by the relative legal measures currently in force. The candidate in first place on the list shall be elected Chairman of the Board of Directors.

9. The list voting procedure is only applied in the case of the renewal of the whole Board of Directors.

10. Where there are no lists and also in the case where the list voting mechanism produces a number of elected candidates lower than the number of Board members fixed by the Shareholders' Meeting, the Board of Directors is by the Shareholders' Meeting with the relative legal majorities in such a way as to ensure, in any case, the presence of the necessary number of Directors in possession of the independence requisites laid down by the relative legal measures currently in force.

11. In the case of the leaving of their office for any reason, whatsoever, of one or more Directors, those remaining in office shall replace them by the process of co-opting, ensuring, in any case, the presence of the necessary number of Directors in possession of the independence requisites laid down by the relative legal measures currently in force.

12. The election of Directors, nominated pursuant to article 2386 of the Italian Civil Code, is carried out by the Shareholders' Meeting with the relative legal majorities. The mandates of the Directors nominated in this way expire together with the mandates of those in office at the time of their nomination.



ATTACHMENT B

Personal and professional characteristics of the Directors

FEDELE CONFALONIERI *- Born in Milan on 6th August 1937. Graduated with a Law Degree from the State University of Milan. He is a member of the Directive Board and the Junta of Confindustria (Italian Confederation of Industry) and of Assolombarda (Lombardy Trade Association) and in the context of the Radio Televisions Federation he is the Chairman of the National Televisions Association. He is a member of the Directive Junta of Assonime, the Italian Joint Stock Companies Association. He is a Director of the daily newspaper "Il Giornale ". He is also a Director of Gestevision Telecinco S.A.*

PIER SILVIO BERLUSCONI *- Born in Milan on 28th April 1969. He began his professional experience in '92 in the marketing area Publitalia, passing afterwards to the television network Italia 1. In November 1996 he became the manager for the coordination of the contents and programmes area of the Mediaset networks. In 1999 he was nominated Vice Director General Contents R.T.I. From April 2000 he has been Vice Chairman of the Mediaset Group, as well as the Chairman and Managing Director of R.T.I. and Med Due S.r.l. He is also a member of the Boards of Directors of the following companies: Fininvest S.p.A., Gestevision Telecinco S.A, Medusa Film S.p.A., Arnoldo Mondadori Editore S.p.A. and Publitalia '80 S.p.A..*

GIULIANO ADREANI *- Born in Rome on 27th August 1942. He is Managing Director of Mediaset S.p.A., Chairman and Managing Director of Publitalia 80 S.p.A., Chairman of Digitalia 08 S.r.l., a Director of R.T.I. S.p.A., of Gestevision Telecinco S.A., of Medusa Film S.p.A., of Auditel S.r.l. and a Director of Publiespana. In 2003 he was nominated a Knight of Labour by the President of the Italian Republic. In February of 2009 there was conferred upon him a Honoris Causa Degree in Communications Sciences by the University Suor Orsola Benincasa of Naples. Before the Mediaset Group, which he entered in 1994, from 1962 he was in Sipra, the Advertising Concessionaire of R.A.I. (Italian State Radio and Television), where he guided all the commercial and creative sectors of Communications, both of dailies and periodicals and of radio and television until his nomination, in 1991, as Director General.*

MARINA BERLUSCONI *- Born in Milan on 10th August 1966. She came into the company when she was very young and she has always deeply interested in the management and the development of the economic/financial strategies of the Group.*

In July 1996 she took the office of Vice Chairman of Fininvest S.p.A., a role she filled until October 2005, when she was nominated Chairman of the holding company.

Since February 2003 she has been Chairwoman of Arnoldo Mondadori Editore S.p.A. She is a Director of Mediobanca S.p.A..

PASQUALE CANNATELLI *- Born in Sorianello (VV) on 8th September 1947. He took his Degree in Economics and Commerce at the Catholic University of Milan and began his work experience in 1972 at Rank Xerox. In 1985 he entered Farmitalia Carlo Erba as Group Controller. There followed his experiences in Alitalia, first as Administrative Director and then as Controller and, again, in Farmitalia where he was Finance Administration and Controls Director of the Erbamont Group. In July 1997 he became a Director of Mediaset S.p.A. and Central Director for Planning and Controls. Since May 2003 he has been Managing Director of Fininvest S.p.A..*

He is a Director of Arnoldo Mondadori Editore S.p.A., Mediolanum S.p.A. and AC Milan S.p.A..

PAOLO ANDREA COLOMBO *- Born in Milan on 12th April 1960. Took a Degree in Company*

Economics at the University "L. Bocconi" of Milan. He is a Certified Public Accountant and Accounting Auditor. He is a Director of Eni S.p.A., Carlo Tassara S.p.A., Chairman of the Board of Statutory Auditors of Aviva Vita S.p.A., GE Capital Interbanca S.p.A, Ceresio Sim and an Active Statutory Auditor of Angelo Moratti S.p.A. and Credit Agricole Assicurazioni Italia Holding S.p.A..

MAURO CRIPPA - *Born in Rome on 26th April of 1959. He is a Professional Journalist. He is also a Director of the company Europea Editrice of "Il Giornale " since 1998, of R.T.I. S.p.A. since 1999 and of Class CNBC S.p.A. since 2000. In 1987 he has been the manager of the Institutional Print and Product Office of Arnoldo Mondadori Editore S.p.A. In 1994 he entered the Fininvest Group with the office of Press Relations Director. In 1996 he took the office of Central Communications Management and Press Relations in Mediaset. In 2007 he took over the office of Information General Management of R.T.I. S.p.A..*

BRUNO ERMOLLI - *Born in Varese on 6th March 1939. He has been an entrepreneur for more than thirty years of Professional Services for Management and Organisational Consultancy. He lectures at courses and seminars for entrepreneurs and managers. He is often called upon to collaborate with the Presidency of the Council of Ministers as an expert in Public Management and Public Administration Organisation. From 1985 to 1989 he was Promoter and Chairman of the National Federation for the Advanced Services Industries Sector. From 1980 to 1982 he was Chairman of the National Association of Management and Organisational Consultancy Companies. In 1970 he set up, and still today presides over Sin&rgetica, the leading Italian Management Consultancy Company for Private Enterprises, Banks, Insurance Companies, Public Entities and Public Administrations. The President of the Italian Republic nominated him a Knight of Labour. Currently he is Vice Chairman of the La Scala Theatre Foundation, a Director of Arnoldo Mondadori Editore S.p.A., Mediolanum S.p.A. Mondadori France, Fininvest S.p.A., and Fondazione Cariplo and a Senior Advisor and Member of the European Advisory Council of JP Morgan.*

LUIGI FAUSTI - *Born in Ancona in 1929. He did classical studies at the C. Tacito Grammar School of Terni and legal studies at the University of Rome. Hired as a clerical worker by the Banca Commerciale Italiana in 1947 he has had 51 years of uninterrupted professional activity passing upward through various career levels in different offices of the Bank in Italy. In 1984 he was called upon to enter its Central Management, in Italian Credit Services, firstly with the position of Central Joint Director and then, from 1987, with that of Central Director, with "supervisor " functions for that same Service. In May 1990 he was nominated Managing Director. In April 1994 he was nominated Vice Chairman and Managing Director. In June 1996 there was conferred upon him, by the Second Studies University of Naples a Honoris Causa Degree in Economics. In April 1997 he was nominated Chairman. In 1999 he was nominated Honorary Chairman by acclamation, an office that he resigned from in June of the same year because of disagreements over the business choices that were being made by the Bank.*

MARCO GIORDANI - *Born in Milan on 30th November del 1961. He is a graduate in Economics and Commerce of the University "L. Bocconi " of Milan. From 2000 he has been Chief Financial Officer of the Mediaset Group. He is a Director of Gestevision Telecinco S.A., Publitalia '80 S.p.A., Med Due S.r.l, and Mediamond S.p.A. Edam Acquisition Holding I Cooperatief U.A. and Medusa Film S.p.A. and Managing Director of R.T.I. S.p.A. From 1998 to 2000 he was in IFIL S.p.A., in Shareholdings Controls Management and afterwards nominated as A Director and a member of the Executive Committee of LA RINASCENTE S.p.A., as well as a Director of S.I.B. (Società Italiana Bricolage). In 1991 he was Finance Manager of the RINASCENTE Group within which, in 1997 he took the position of Chief Financial Officer. In 1989 he entered the Rinascente Group as Operations Manager and a Director of COMFACTOR S.p.A. In 1985 he began his professional activity in the UNILEVER ITALIA Group, firstly in the Audit Department and then as Administration Manager of the company QUEST S.p.A..*



ALFREDO MESSINA *- Born in Colleferro (Rome) on 8th September 1935. A Graduate in Economics and Commerce he began his career filling various positions of an administrative type in a number of companies. After experiences in Olivetti, as Controller of Group Production and in Alitalia, as Manager for Central Administration, Finance, Planning and Controls, in 1989 he was at IRI (Institute for Industrial Reconstruction) as Central Planning and Controls Manager. In January 1990 he entered Fininvest S.p.A. as Director General and in 1996 was nominated Managing Director for the administration and controls area of the Group, overseeing the sectors of Large Scale Distribution and Insurance and Financial Products. Currently he is Deputy Vice Chairman of Mediolanum S.p.A., Chairman of Mediolanum Assicurazioni S.p.A. and of Mediolanum Vita S.p.A.. He is a Director of Gestevision Telecinco SA and of Molmed S.p.A.*

GINA NIERI *- Born in Lucca on 2nd December 1953. A Graduate in Political Sciences at the University of Pisa, she obtained the specialisation in Journalism and Mass Communications at the Luiss of Rome (Free University of Social Studies). From 1977 she has worked in the area of commercial television, which she entered with her nomination as Secretary General of FIEL, the first association of the "free" broadcasters. She then went to FRT - Radio Television Federation – as Director until 1990, when she entered the FININVEST GROUP as Manager for Relations with the Enterprise Associations. From 28th April 1999 she has been a member of the Board of Directors of R.T.I. S.p.A.. She is a member of the Junta of ASSOLOMBARDA (Lombardy Trade Association) and the Junta of CONFINDUSTRIA (Italian Confederation of Industry). From 21st June 2004 she has been Vice Chairwoman of the Campus Multimedia Consortium, a Consortium set up by Mediaset and the Free University for Languages and Communications (IULM). Currently, in MEDIASET she holds the position of Director of Institutional and Legal Affairs and Strategic Analyses and she is Vice Chairman of R.T.I. S.p.A..*

NICCOLO ' QUERCI *– Born in Florence on 10th May 1961. A Law Graduate of the University of Siena in 1988 he took a Master in Enterprise Communications. Since 2007 he has been Central Personnel and Organisation Director of the Mediaset Group and Vice Chairman of Publitalia '80 S.p.A.. Since 2006 he has been Chairman of the company Mediashopping, from 2003 Managing Director of R.T.I. for Human Resources, General Services and Safety and from 2001 Vice Chairman of R.T.I. S.p.A.. From 1999 to 2006 he was Director of artistic resources, productions, entertainment and sport and, until 2008, Manager for the diversified activities and new business of the Group. From 1992 to 1999 he was the Assistant and Head of the Secretariat of Silvio Berlusconi, filling various organisational positions over the years, from 1989 to 1992 in Publitalia '80 he was Account Manager Large Customers and assistant Chairman and Managing Director and from 1987 to 1988 an Account Executive in P. T. Needham.*

CARLO SECCHI *– Born on 4th February 1944 is professor of European Political Economy at the Bocconi University of Milan, of which he was Rector in the period 2000-2004. He is Director of the Institute of Latin American Studies and of the Countries in Transition. He was a Member of the European Parliament during the 4th legislature (1994-1999), where he was Vice Chairman of the Economic and Monetary Commission. He was a Senator of the Italian Republic during the 22nd legislature (1994-96). He is a member of the governing bodies of Foundations and Institutes of a technical/scientific nature, among which the Scientific Committee of IReR (Regional Research Institute of Lombardy). He is Vice Chairman of ISPI (Institute for International Political Studies of Milan), Chairman of the Italian Group of the Trilateral Commission. He is currently a member of the Board of Directors of a number of Italian companies and of the Veneranda Fabbrica del Duomo (the Milan Cathedral Conservation Body). He is currently a Director of Pirelli & C. S.p.A., Parmalat S.p.A., Italcementi S.p.A., Allianz S.p.A. and Centrale Finanziaria Generale S.p.A.. Since 21st July 2009 he has been a Director of Expo 2015 S.p.A. He is the author of books and numerous articles on international commerce and economy, on economic integration and on European themes.*

ATTILIO VENTURA *– Born on 6th February 1936. A Graduate in Economy and Commerce from the Catholic University of the Sacred Heart of Milan. He has taken specialisation courses in Economy and Finance at the Seton Hall University of South Orange (United States) and Merrill Lynch of New York. From 1967 he was a Stockbroker and from 1981 a member of the Stockbrokers' Management Committee. From 1985 to 1988 he was Vice Chairman of the Stock Exchange Management Committee, from 1988 to 1992 Chairman of the Stock Exchange Management Committee and from 1992 al 1995 Chairman of the Board of the Stock Exchange. From 1996 to 1998 he was a Director of the Banca Nazionaledel Lavoro S.p.A. From 2004 until today he has been Vice Chairman of the "Fondazione Aretè " of the San Raffaele Hospital of Milan. Currently he is a Director of Ceresio Sim.*

The companies Arnoldo Mondadori Editore S.p.A. and Mediolanum S.p.A. belong to the Fininvest Group of which Mediaset is a part.

ATTACHMENT C

Table 2 - Format Borsa Italiana

Board of Directors											Internal Controls Committee		Compensation Comitttee		Corp. Governance Committee		Executive Committee	
Office held	Members	In office from	In office till approval of Financial Statements at	List (M/m) *	Exec.	Non exec.	Indep. by Code	Indep. by CFA	(%) ** (1)	N° of other offices ***	****	** (2)	****	**	****	** (3)	****	**
Chairman	Confalonieri Fedele	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M	X				100								X	100
(=) Vice Chairman	Berlusconi Pier Silvio	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M	X				100	2							X	87,5
(=) Managing Director	Adreani Giuliano	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M	X				100								X	100
Director	Berlusconi Marina	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X			60	3								
Director	Cannatelli Pasquale	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X			100	3								
Director	Colombo Paolo Andrea	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X	X	X	80	4			X	100	X	80		
Director	Crippa Mauro	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M	X				100									
Director	Ermolli Bruno	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X			100	3			X	100				
Director	Fausti Luigi	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X	X	X	60		X	66,6			X	100		
Director	Giordani Marco	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M	X				100									
Director	Messina Alfredo	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X			90	4	X	100						
Director	Nieri Gina	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M	X				100								X	87,5
Director	Querci Niccolò (1)	22/04/2009	31/12/2011	M	X				100									
Director	Secchi Carlo	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X	X	X	90	6	X	100			X	100		
Director	Ventura Attilio	20/04/2006 22/04/2009	22/04/2009 31/12/2011	M		X	X	X	90		X	87,5	X	100	X	100		
DIRECTORS WHO CEASED DURING THE REFERENCE FINANCIAL YEAR																		
Show the *quorum* required for the presentation of the lists at the time of the last nomination: 1.5%																		
Number of meetings held during the reference financial year :									BOD:10		ICC:11		CC:5		CGC:5		EC:8	

NOTES

(1) The mandate of the Board of Directors expired with the Shareholders' Meeting of 22nd April 2009. Before that date 2 meetings of the Board of Directors were held and after that date 8 meetings of the new Board of Directors were held. There is indicated the Director of first nomination Niccolò Querci whose percentage participation is calculated on 8 meetings. The percentage participation of all the other Directors is calculated on the whole 10 meetings held during the reference period.

(2) The mandate of the Internal Controls Committee expired with the Shareholders' Meeting of 22nd April 2009. Before that date 3 meetings of the Internal Controls Committee were held and after that date 8 meetings of the new Internal Controls Committe were held. The participation percentage of the Director Luigi Fausti is calculated on 3 meetings. he participation percentage of the Directors Alfredo Messina and Carlo Secchi is calculated on 11 meetings. The participation percentage of the Director Attilio Ventura is calculated on r meetings.

(3) The mandate of the Corporate Governance Committee expired with the Shareholders' Meeting of 22nd April 2009. Before that date 1 meeting of the Corporate Governance Committee was held *and after that date 4 meetings of the new Corporate Governance Committee were held. The participation percentage* of the Director Luigi Fausti is calculated on 1 meeting. The participation percentage of the Directors Attilio Ventura e Paolo Andrea Colombo is calculated on 5 meetings. The participation percentage of the Director Carlo Secchi is calculated on 4 meetings.

* In this column there is indicated M/m according to whether the member was elected by the list voted by the majority (M) or by a minority (m)

** In this column there is indicated the percentage participation of the Directors at the BOD meetings and the Committe meetings respectively, i.e. number of presences/number of meetings during the effective period in office of the interested party.

*** In this column there is indicated the number of offices of Director or Statutory Auditor held by the interest part in other companies quoted on regulated stock markets, also foreign ones, in finance companies, in banks, in insurance companies or in those of dimensions. There is attached to the Report the list of these companies with reference to each individual Director, indicating if the company in which the office is held belongs, or not, to the Group that the Issuer heads or is part of.

**** In this column there is indicated with an "X" that the member of the BOD belongs to the Committee.

(=) Nominated with the Board of Directors Meeting of 23rd April 2009



ATTACHMENT D

Article 27 Articles of Incorporation of the company

1. The Ordinary Shareholders' Meeting elects the Board of Statutory Auditors, consisting of three Active Statutory Auditor and two Substitute Statutory Auditors, who remain in office for three financial years and whose mandates expire with the Shareholders' Meeting called to approve the Financial Statements relative to the third financial year of their period in office and they can be re-elected.

All the Statutory Auditors must be inscribed in the Register of Accounting Auditors set up within the Ministry of Justice and must have carried out the legal auditing of accounts for a period of not less than three years.

Furthermore, the Statutory Auditors must possess the necessary requisites laid down by the relative legislation and regulations that are currently in force and the Board of Directors must ascertain that they actually exist.

2. The nomination of the Statutory Auditors takes place based on lists presented by the shareholders, with the procedure shown below. The lists must indicate at least one candidate to the office of Active Statutory Auditor and one candidate to the office of Substitute Statutory Auditor and they can contain up to a maximum of three candidates to the office of Active Statutory Auditor and a maximum of two candidates to the office of Substitute Statutory Auditor. The candidates are listed in progressive numerical order.

Each list consists of two sections. One is for the candidates for the office of Active Statutory Auditor and the other is for the candidates for the office of Substitute Statutory Auditor. Each candidate can only be present in one list, under pain of not being eligible for election

3. There have the right to present the lists the shareholders who have voting rights who alone or jointly are the overall owners of the amount of the shareholding that is asked for by the Articles of Incorporation for the presentation of the lists for the nominations of the members of the Board of Directors. Each shareholder cannot present, or take part in presenting, or vote for more than one list even through an intermediary person or a trust company. The shareholders belonging to the same group, for which there is meant the parent company, the subsidiary companies and the companies subject to joint control, and the shareholders that take part in a voting pact pursuant to article 122 of the Legislative Decree N° 58/1998, which has as its subject the shares of the company, cannot present, or take part in presenting, or vote for more than one list even through an intermediary person or a trust company.

4. The lists, together with the professional curricula of the persons designated, and signed by the shareholders who have presented them must be deposited at the company's registered office at least 15 (fifteen) days before the one fixed for the Shareholders' Meeting at first call that is to be convened in order to pass resolutions regarding the nominations of the Statutory Auditors. At the time of the presentation of the list, there must also be deposited (i) the information relative to the identities of the shareholders who have presented the list, giving the overall percentage of the shareholding owned by them and the specific certification issued by a legally authorised intermediary proving the ownership of the shareholding, (ii) a curriculum vitae for each candidate containing exhaustive information regarding the personal and professional characteristics of the candidates and (iii) the further information, asked for by the relative legal measures currently in force, that will be indicated in the notice calling the Shareholders' Meeting. The shareholders different from those that hold, also jointly, a controlling or relative majority shareholding must also

present a declaration attesting to the absence of any linking relationships, foreseen by legal measures, with these latter. Within the same timeframe there must be deposited the declarations with which the individual candidates accept their candidature and declare, under their own responsibility, that there do not exist any reasons for inability to be elected or of incompatibility laid down by law and that there is observe the limit of the accumulation of offices referred to in the following paragraph and also that there do exist any requisites that may be prescribed by the relative legislation, by the regulations and by the Articles of Incorporation for members of the Board of Statutory Auditors, as well as the list of the other administration and controls offices they hold in other companies.

5. There cannot be elected as Statutory Auditors those persons who hold administration and controls offices that surpass the limits that are laid down by the relative legislative measures that are currently in force.

6. The lists presented without observing the foregoing measures shall not be considered to have been presented and they will not be voted on.

7. The election of the Statutory Auditors goes ahead as follows:

a) From the list, which has obtained the highest number of votes in the Shareholders' Meeting, there are drawn, based on the progressive numerical order with which they are listed within the specific sections of the list, two Active Statutory Auditors and one Substitute Statutory Auditors.

b) From the second list, which has obtained the highest number of votes in the Shareholders' Meeting, among the lists presented and voted by the shareholders who are not linked to reference shareholders, pursuant to article 148, paragraph 2, of the relative Consolidated Act, there are drawn, based on the progressive numerical order with which they are listed within the specific sections of the list, the remaining Active Statutory Auditor and the other Substitute Statutory Auditor.

In the case where a number of lists have obtained the same number of votes there shall take place a new ballot between these lists, in observance of the relative legal measures currently in force, and there shall be elected those candidates of the list that obtains the simple majority of the votes.

8. There shall be elected to the office of Chairman of the Board of Statutory Auditors the candidate at first place in the section of the candidates to the office of Active Statutory Auditor elected pursuant to the preceding paragraph 7. b).

9. Whenever there is only presented one list, the Shareholders' Meeting votes on it. Whenever the list obtains the relative majority, there shall be elected as Active Statutory Auditors the three candidates indicated in progressive numerical order in the relative section and as Substitute Statutory Auditors the two candidates indicated in progressive numerical order in the relative section. The Chairmanship of the Board of Statutory Auditors belongs to the person indicated at first place in the section of the candidates for the office of Active Statutory Auditor in the list presented.

In the case of the death, renunciation or the expiry of the mandate of an Active Statutory Auditor, there enters into the office the Substitute Statutory Auditor elected at first place. In the hypothesis of the replacement of the Chairman, the Board of Statutory Auditors chooses and nominates a new Chairman from among its own members, who remains in office until the first successive Shareholders' Meeting, which must take care of the integration of the Board of Statutory Auditors.

10. Where there are no lists, the Board of Statutory Auditors and its Chairman are nominated by the Shareholders' Meeting with the relative legal majorities.

11. Whenever a number of lists are presented, in the case of the death, renunciation or the expiry


MEDIASET

of the mandate of a Statutory Auditor, there enters into the office the Substitute Statutory Auditor belonging to the same list as the one who ceased, positioned in the first place. In this case in order to deal with the nomination of the Statutory Auditors necessary in order to be able to integrate the Board of Statutory Auditors the procedure is as follows: when it is necessary to go ahead with the replacement of the Statutory Auditors elected in the majority lists, the nomination takes place with a relative majority vote, without the necessity for a list. When, on the other hand, the Shareholders' Meeting must nominate Active Statutory Auditors or Substitute Statutory Auditors, for the purpose of integrating the Board of Statutory Auditors, replacing Active Statutory Auditors or Substitute Statutory Auditors elected in the minority list, it passes resolutions with a relative majority vote, choosing from among the candidates indicated in the list where there was the Statutory Auditor to be replace or, next in order to this, choosing from among the candidates positioned in any further minority lists. Where there are no candidates of the majority list or the minority lists, the nomination takes place through the voting of one or more lists, consisting of a number of candidates no greater than the number of those to be elected, presented before the date of the Shareholders' Meeting, observing the measures laid down by this article for the nomination of the Board of Statutory Auditors, while there remains the fact that there cannot be presented any lists, and if they are presented they will be totally without effect, by reference shareholders or by the shareholders who are linked to them, as these are defined by the relative legislative and regulatory measures that are currently in force regarding them. There shall be elected the candidates contained in the list that obtains the highest number of votes.

12. The Shareholders' Meeting sets the compensation of the Statutory Auditors, as well as the reimbursement of the expense incurred by them in order to carry out their assignment.

13. The powers and the duties of the Statutory Auditors are those that are laid down by law.


MEDIASET

ATTACHMENT E

Table 3 – Format Borsa Italiana

Board of Statutory Auditors							
Office	**Members**	**In office from**	***In office till approval of* Financial Statements at**	**List (M/m)***	**Independence by Code**	**** (%)**	**Number of other offices *****
Chairman	Giussani Alberto	16th April 2008	31st December 2010	m	X	100	7
Active Auditor	Bianchi Martini Silvio	16th April 2008	31st December 2010	M	X	78,57	6
Active Auditor	Vittadini Francesco	16th April 2008	31st December 2010	M	X	71,43	26
Substitute Auditor	D'Onofrio Mario	16th April 2008	31st December 2010	m	X		11
Substitute Auditor	Marchesi Antonio	16th April 2008	31st December 2010	M	X		2
STATUTORY AUDITORS THAT CEASED DURING THE REFERENCE FINANCIAL YEAR							
***Show the quorum required for the presentation of the lists at the time of the last nomination:* Majority list 1% - Minority list 0.50% of the Share Capital.**							
Number of meetings hel during the reference financial year: 14							

NOTE

* In this column there is indicated M/m according to whether the member was elected by the list voted by the majority (M) or by a minority (m)

** *In this column there is indicated the percentage participation of the* Statutory Auditors at their Board meetings, i.e. number of presences/number of meetings held during the effective period in office of the interested party.

***In this column there is indicated the number of offices of Director or Statutory Auditor held by the interested party that are relevant pursuant to article 148, part two, of the CFA. The complete list of the offices is attached, pursuant to article 144, part fifteen, of the Consob (Italian SEC) Issuers Regulations, to the report on the surveillance activities, drawn up by the Statutory Auditors pursuant to article 153, paragraph 1. of the CFA.



ATTACHMENT F

PERSONAL AND PROFESSIONAL CHARACTERISTICS OF THE MEMBERS OF THE BOARD OF STATUTORY AUDITORS

ALBERTO GIUSSANI – *Born in Varese on 23rd August 1946. A Graduate in Economy and Commerce at the Catholic University of the Sacred Heart of Milan. He is inscribed in the Roll of Certified Public Accountants since 1979 and in the Register of Accounting Auditors since 1995. He holds the courses in Professional Techniques and International Accounting at the Catholic University of Milan. He holds the office of Director in Credito Artigiano S.p.A., in Fastweb S.p.A., in Seat Pagine Gialle S.p.A., in Istifid S.p.A. and in Finanziaria Canova S.p.A. He is an Active Statutory Auditor in the Luxottica Group S.p.A. and in Carlo Tassara S.p.A.. He is a member of a number of Associations and Foundations. His is the author of publications regarding Financial Statements and is a lecturer at numerous conventions.*

SILVIO BIANCHI MARTINI – *Born in Lucca on 12th January 1962. He is an Ordinary Professor of Company Economy in the Economics Faculty of the University of Pisa and Professor of Company Strategy and Policies at the Bocconi University of Milan. He is authorised to exercise the profession of Certified Public Accountant and is inscribed in the Order of Certified Public Accountants accredited to the circumscription of the Court of Lucca since 1998. Furthermore, he has been inscribed in the Register of Accounting Auditors since its inception. He is a member of the corporate governance and controls bodies of a number of industrial and services companies among which there are highlighted Dada S.p.A., Molecular Medicine S.p.A., Banco di Lucca e del Tirreno S.p.A. and Sofidel S.p.A..*

FRANCESCO VITTADINI - *Born in Bellano on 25th May 1943. He took a Degree in Economy and Commerce at the Luigi Bocconi Commercial University. He has been inscribed in the Roll of Certified Public Accountants of Monza since 1971. He holds the office of Statutory Auditor in industrial, financial, insurance, communications and media companies among which there are highlighted as DMT S.p.A. and Mediolanum S.p.A.*

MARIO D 'ONOFRIO – *Born in Naples on 9th September 1947. He graduated in Economy and Commerce in 1972. He has been inscribed in the Roll of Certified Public Accountants since 1978 and in the Register of Accounting Auditors since 1995. He is the Chairman of Boards of Statutory Auditors of national relevancy,among which there are highlighted F.lli Averna, Atlantica (Grimaldi Group) and Pernigotti. He is Chairman of the Surveillance Body of Ferrarelle S.p.A.. He is Professor of Company Auditing at the Parthenope University of Naples.*

ANTONIO MARCHESI – *Born in Milan on 6th June 1946. He is a member of the Order of Certified Public Accountants and Accounting Experts of Varese since 9th February 1978 and he is inscribed in the Register of Accounting Auditors. He was formerly Professor in Sport Management in the Department of Company Economy of the University of Turin. Currently he is an Active Statutory Auditor of Basf Italia S.r.l and Mediolanum Assicurazioni S.p.A., a Substitute Statutory Auditor of Mol Med and the sole member of the Surveillance Body of the Milan Group.*

DIRECTORS' REPORT TO THE SHAREHOLDERS

A) Financial Statements as at 31 December 2009

1. *Approval of the Financial Statements as at 31 December 2009 and Directors' Report on Operations; presentation of the External Auditing Company's Report and Statutory Auditors' Report to the Shareholders; presentation of the Consolidated Financial Statements as at 31 December 2009; Directors' Report on Operations and External Auditing Company's Report.*

   Dear Shareholders,
   Confiding in your approval of the format and criteria adopted in preparing the Company's Balance Sheet, Income Statement, Cash Flow Statement, Tables of the Changes in the Net Equity and the Explanatory Notes to these Financial Statements as at 31 December 2008, we submit them for your approval together with our Report on Operations.

2. *Approval of the allocation of operating profit; relevant resolutions*

   Dear Shareholders,
   We also invite you to resolve upon the allocation of the profit for the year, amounting to EUR 329,706,995.23, proposing to pay out a EUR 0.22 dividend per share through the partial utilization of available profit and to allocate the residual profit to extraordinary reserves.

   For your information, we also point out that based on the number of outstanding shares as at 23 March 2010 (1,181,227,564 shares minus 44,825,500 treasury shares) the aforesaid dividend distribution would amount to EUR 250,008,454.08.

B) Extension of Reconta Ernst & Young S.p.A.'s audit service contract awarded by shareholders' resolution of 16 April 2008

3. *Extension of Reconta Ernst & Young S.p.A.'s audit service contract awarded by shareholders' resolution of 16 April 2008; relevant resolutions*

   Dear Shareholders,
   We remind you that, in accordance with the combined provisions under Articles 156 and 159 of Legislative Decree n° 58 of 24 February 1998, by resolution adopted on 16 April 2008 the Shareholders designated the company Reconta Ernst & Young S.p.A. to audit the annual and consolidated Financial Statements for the years 2008 – 2016.

   At this regard we inform you that, as a result of recent changes in the reference regulatory framework requiring a significant increase in the scope of the assignment, in a letter dated 5 March 2010 Reconta Ernst & Young S.p.A. indicated that under the current circumstances, the conditions exist to modify the timeframe and fees originally estimated for the services provided, and therefore requested an increase of the fees payable for auditing services for the years 2009 – 2016.

   Report of the Board of Statutory Auditors on the third item of business on the agenda

   Shareholders,

   you are called to vote on the supplementary fees payable to auditors Reconta Ernst & Young S.p.A. for additional work with respect to the auditing services already approved by the General Shareholders' Meeting of 16 April 2008. Pursuant to article 159, Legislative Decree 58/1998, the compensation paid to the auditors is established by the General Shareholders'

Meeting on the basis of a reasoned proposal submitted by the supervisory body. Therefore, the Board of Statutory Auditors of your company hereby presents this proposal in relation to the additional fees to pay the firm engaged to audit the financial statements of Mediaset S.p.A..

It should be remembered that Legislative Decree 173/2008 modified article 123-bis of the Consolidated Finance Act (Testo Unico della Finanza), significantly extending the scope of information disclosures which listed companies must provide in their management report, or in a separate report, with special regard to the corporate governance system. The firm of auditors, pursuant to article 156 of the above Act, is required to express an opinion on the consistency of the management report with the financial statements and must therefore, pursuant to audit principles, perform the necessary checks to be able to deliver such an opinion.

Therefore, in consideration of the extra work required and the fact that the resolution of the general meeting of 16 April 2008 made express provision that any future circumstances such as to modify the estimated time required for audit work would be the subject of negotiations for the purposes of supplementing the fee, Reconta Ernst & Young S.p.A. has raised a proposal to supplement the original fee agreed.

In the proposal, the auditors estimate that an extra 600 person/hours will be required, corresponding to a fee of Euro 95,000 annually from 2009 to 2016, when their mandate expires. The aforementioned fees will be adjusted each year, starting from 1 July 2010, based on the change in the ISTAT cost of living index compared with 30 June the previous year.

The Board of Statutory Auditors has carefully assessed this proposal and invites the General Meeting to vote in favour of it for the following reasons:

- the verification of the consistency of the management report, which is made more complex by the new legislation, is one of the circumstances in which the fees established by the resolution to assign the audit engagement may be supplemented;
- the time required for the verification also includes the checks to perform on the main companies in Mediaset group, because the management and corporate governance reports also refer to the group, in addition to Mediaset S.p.A.;
- the time required represents about 5% of the total number of hours needed to audit the financial statements of Mediaset S.p.A. and its main subsidiaries;
- the aforementioned percentage seems appropriate with reference to the overall framework of verifications of the corporate and consolidated financial statements, and sufficient to perform adequately the additional work needed to ensure the accuracy of corporate information in the interest of shareholders;
- the hourly rate proposed is consistent with the level of fees of top professionals for this particular control work;
- the administration of Mediaset S.p.A., the main operating counterparty of the auditors, believes the proposal to be reasonable.

Shareholders, the Board of Statutory Auditors therefore invites you:

to approve the supplementary fees payable to Reconta Ernst & Young to perform the additional work with respect to the audit services already approved by the General Meeting of 16 April 2008, amounting to Euro 95,000 annually from 2009 to 2016. The aforementioned fees will be adjusted annually, starting on 1 July 2010, according to the change in the ISTAT cost of living index with respect to 30 June the previous year.

C) Authority to the Board of Directors for the purchase and sale of treasury shares

4. Authority to the Board of Directors to purchase and sell treasury shares, also to service Stock Option Plans; relevant resolutions

Dear Shareholders,

After approval of the Financial Statements as at 31 December 2009, the Board of Directors' authority to purchase treasury shares will expire.

We deem it useful to renew such authority in order to pursue, in the Company's interest, the objectives permitted by the applicable regulations, including:

a) conduct transactions on shares to be sold to Stock Option Plan participants for the 2003/2005, 2006/2008 and 2009/2011 periods;

b) conduct trading and hedging transactions;

c) make cash investments.

Purchase transactions shall be carried out in compliance with Articles 2357 et seq. of the Italian Civil Code, Article 132 of Legislative Decree n° 58/98, Article 144, part two, of Consob regulation implementing Legislative Decree n° 58 of 24 February 1998, concerning the discipline of issuers ("Issuers Regulation"), and with all other applicable provisions, including those under Directive 2003/6 as well as EU and national regulations for the enforcement thereof.

To date, the company's share capital amounts to EUR 614,238,333.28, subdivided into 1,181,227,564 shares of common stock, and as of 23 March 2010 the Company owns 44,825,500 treasury shares, equal to 3.795% of the share capital; Mediaset's subsidiaries do not hold any shares of the parent company.

We therefore submit for your approval the proposal to vest the Board of Directors with authority to purchase, through the trading of options or financial instruments (including derivatives of Mediaset stock) or otherwise, up to a maximum of 118,122,756 common treasury shares at the par value of EUR 0.52 each (equal to 10% of the current share capital), in one or more transactions, until approval of the Financial Statements as at 31 December 2010 and in any case for a period not longer than 18 months from the date of the Shareholders' Meeting's resolution. The amount indicated above is covered by the reserves available as specified in the latest approved Financial Statements.

The purchases shall be carried out as follows:

i) Purchases required for the implementation of the 2003/2005 and 2006/2008 Stock Option Plans shall be carried out in the listing Stock Exchange, using operating criteria as set forth in Article 144, part two, paragraphs b) and c) of the Issuers Regulation, at a price not exceeding the higher between the price of the last independent transaction and the price of the highest current independent offer on the electronic stock market managed by Borsa Italiana;

ii) Any other purchases shall be conducted in the listing Stock Exchange, using operating criteria as set forth in Article 144, part two, paragraphs b) and c) of the Issuers Regulation, at a price not exceeding the higher between the price of the last independent transaction and the price of the highest current independent offer on the electronic stock market managed by Borsa Italiana;

We also ask you, in accordance with Article 2357, part three, of the Italian Civil Code, to confirm the Board of Directors' authority to perform the following, in compliance with all law provisions applicable from time to time and with the regulations issued by Borsa Italiana, and in accordance with relevant EU provisions:

a) sell treasury shares, whether purchased in accordance with this resolution or already in the company's portfolio, to Stock Option Plan participants upon their exercise of the granted options, at the prices and under the terms and conditions set forth in the each of the Stock Option documents applicable to the 2003/2005, 2006/2008 and 2009/2011 Plans. The authority requested in this paragraph is limited to the period indicated in each Stock Option Plan;

b) sell shares previously purchased in accordance with this resolution or already in the company's portfolio according to the following alternative procedures:

i) through cash transactions; in this case, the sales shall be carried out in the listing stock exchange and/or over the counter, at a price not less than 90% of the reference price recorded by the stock in the trading day prior to each individual transaction; or

ii) through exchanges, swaps, assignments or other acts of disposal, as part of industrial projects or extraordinary finance transactions. In this case the economic terms of the sale, including the valuation of the shares that are being traded, shall be determined with the assistance of independent experts on the basis of the nature and characteristics of the transaction, also keeping in mind the market performance of Mediaset stock.

The authority requested in this paragraph b) is limited to a period not exceeding 18 months after the resolution date.

For the Board of Directors

The Chairman


MEDIASET

Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan
Share capital: EUR 614,238,333.28, fully paid in
Tax, VAT & Milan Company Register No. 09032310154

QUARTERLY REPORT TO SEPTEMBER 30, 2009

You are hereby informed, in compliance with the provisions of Consob Resolution no. 11971/99, as amended, that the management report on performance in the third quarter of fiscal 2009 is available for public consultation at the registered office of the company and at Borsa Italiana S.p.A as well as being published on the website www.mediaset.it.